
03032559

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hypo Real Estate Holding AG

*CURRENT ADDRESS Am Tucherpark 16
80538 München,
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

FILE NO. 82- 34748 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 9/26/03

The present translation is furnished for your convenience only. The original German text of the Spin-off Plan and Spin-off Report is binding in all respects. In the event of any divergence between the English and the German texts, constructions, meanings or interpretations, the German text, construction, meaning or interpretation shall govern exclusively.

Spin-off of Bayerische Hypo- und Vereinsbank AG's commercial real estate financing business into Hypo Real Estate Holding AG


HVB Group

The present translation is furnished for your convenience only. The original German text of the Spin-off Plan is binding in all respects. In the event of any divergence between the English and the German texts, constructions, meanings or interpretations, the German text, construction, meaning or interpretation shall govern exclusively.

Spin-off Plan

Spin-off Plan
(spin-off to form a new company, compliant with Section 123 (2) No. 2, German Transformation of Companies Act (UmwG))

of

Bayerische Hypo- and Vereinsbank Aktiengesellschaft, Munich,
– hereinafter also referred to as "HVB AG" or
the "transferring company" –

PREAMBLE

The Board of Managing Directors and Supervisory Board of HVB AG have decided that its commercial real estate financing business should in the future be operated by a new independant corporate group acting independantly of HVB AG on the market, and no longer within the HVB Group. The commercial real estate financing business to be transferred accordingly comprises all domestic and foreign shareholdings of HVB AG concentrating on the real estate financing business with commercial customers and the existing portfolio of corresponding real estate loans of HVB AG outside Germany (with the exception of the existing portfolio in the United States); not being transferred, however, is the existing domestic portfolio. The private real estate financing business similarly remains with HVB AG, and will continue to be operated by the transferring company.

The main component of this transaction is the spin-off of the shareholding held by HVB AG in DIA Vermögensverwaltungs-GmbH (hereinafter referred to as "DIA GmbH"), in which the commercial real estate financing business is consolidated when the spin-off takes effect. The basis of this is the present Spin-off Plan, which the Board of Managing Directors of HVB AG is submitting to the Annual General Meeting of the Shareholders of HVB AG for approval.

1 Transferring Company

HVB AG, with its registered office in Munich, is entered in the Commercial Register maintained by the Munich District Court under entry number HRB 42148. The company's capital stock totals €1,608,866,103.00, and is divided into 521,735,101 no par shares in the form of common bearer shares (€1,565,205,303.00) and 14,553,600 no par shares in the form of registered non-voting preferred shares (€43,660,800.00). All shares are fully paid-in.

HVB AG will, before the spin-off takes effect, reduce its capital stock to €1,608,866,100.00 by calling in one common bearer share by way of a simplified capital reduction compliant with § 237 (3) AktG (German Stock Corporation Act); when the capital reduction takes effect the capital stock will be divided into 521,735,100 no par shares in the form of common bearer shares (€1,565,205,300.00) and 14,553,600 no par shares in the form of registered non-voting preferred shares (€43,660,800.00).

2 Spin-off to Form a New Company

2.1 HVB AG, as the transferring company, transfers by way of a spin-off to form a new company compliant with § 123 (2) No. 2 UmwG (German Transformation of Companies Act) the portion of its assets listed in Paragraph 4 as a whole to Hypo Real Estate Holding AG (hereinafter referred to as "Hypo Real Estate Holding") to be formed by it through the spin-off, as receiving company, against the granting of shares of Hypo Real Estate Holding to the shareholders of HVB AG, in proportion to the previous shareholding held by these shareholders in HVB AG (proportion-retaining spin-off to form a new company).

2.2 Hypo Real Estate Holding receives the Articles of Association attached to the present document as Annex 2.2-1, which are established by the present Spin-off Plan.

2.3 According to § 1 (2) of the Articles of Association of Hypo Real Estate Holding, the company has its registered office in Munich.

3 Spin-off Date, Final Balance Sheet

3.1 The spin-off is being executed in an internal relationship between HVB AG and Hypo Real Estate Holding with effect from the end of December 31, 2002. From the start of January 1, 2003, 00:00 hours ("spin-off date"), the actions and transactions of HVB AG relating to the assets to be spun off in accordance with Paragraph 4 are deemed to be undertaken on behalf of Hypo Real Estate Holding.

3.2 The balance sheet of HVB AG, as transferring company, at December 31, 2002 is taken as the basis for the spin-off as final balance sheet ("final balance sheet"). The balance sheet forms part of the annual financial statements of the transferring company at December 31, 2002, issued with an unqualified audit opinion by the independant auditors, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

3.3 HVB AG will disclose the assets to be spun off at the carrying amount in its final commercial balance sheet and at the going-concern value in its transfer tax balance sheet.

3.4 Hypo Real Estate Holding will disclose the assets to be spun off at the carrying amount in its commercial accounts and at the going-concern value in its tax accounts.

4 Assets to be Spun Off

4.1 The assets to be spun off consist of all shareholdings in DIA GmbH existing when the spin-off takes effect and held by HVB AG as sole shareholder of DIA GmbH (hereinafter referred to as "spin-off object").

4.2 DIA GmbH, with its registered office in Munich, is entered in the Commercial Register maintained by Munich District Court under entry number HRB 108125. The capital stock of DIA GmbH totaled a nominal €26,000 when the Spin-off Plan was prepared, and comprised a shareholding in the amount of the capital stock held by HVB AG. The Shareholders' Meeting of DIA GmbH has decided to increase the capital stock of DIA GmbH to a nominal €100,000 by way of a capital increase through contributions in kind. The new shareholding totaling a nominal €74,000 was assumed by HVB AG against the contribution of its shareholding in HVB Real Estate Bank Aktiengesellschaft (hereinafter referred to as "HRE"); the filing of the capital increase through contributions in kind will take place shortly. Hence the spin-off object comprises two shareholdings in DIA GmbH of nominal €26,000 and €74,000, which are fully paid-in.

4.3 The shareholdings forming the spin-off object are transferred with entitlement to a share of profits as of January 1, 2003. The transfer of the assets to be spun off is effected in rem when the spin-off is entered in the Commercial Register entry of HVB AG ("completion date").

4.4 The commercial real estate financing business of HVB AG to be transferred will be combined in DIA GmbH before the spin-off takes effect. The shareholdings in the commercial real estate financing business already held by DIA GmbH when the Spin-off Plan was set up and to be held by it in the future are listed in Annex 4.4-1. A distinction is made here between those shareholdings held by DIA GmbH which it already held at the time the Spin-off Plan was prepared ("structure when the Spin-off Plan was prepared"), and those shareholdings still to be acquired by DIA GmbH or one of its subsidiaries before the spin-off is filed for entry in the Commercial Register entry of HVB AG ("necessary transaction steps"), and further measures that are currently only being considered, but which are not a condition for the notice of register filing of the spin-off ("considered transaction steps"). The Board of Managing Directors is instructed not to file the spin-off for entry in the Commercial Register of HVB AG until the necessary transaction steps have been executed.

4.5 HVB AG will, in the period between the approval of the General Meeting of the Shareholders of the transferring company and the completion date, dispose of the spin-off object and its shareholdings assumed by DIA GmbH before the spin-off takes effect through the execution of the necessary transaction steps, only to the extent envisaged in Annex 4.4-1. HVB AG also undertakes to take all the necessary measures for the transfer of HVB Bank Ireland in accordance with Paragraph 5.2 of Annex 4.4-1. Furthermore, it will, to the extent legally permissible, see to it that Isar-Seine Immobilien GmbH will dispose of its shareholdings only to the extent envisaged in Annex 4.4-1.

4.6 Moreover, HVB AG will, to the extent legally permissible, see to it that DIA GmbH, in the period between the approval of the General Meeting of the Shareholders of the transferring company and the completion date, dispose of its shareholdings in the above-mentioned period similarly only to the extent envisaged Annex 4.4-1. Moreover, HVB AG will see to it that DIA GmbH, to the extent to which it is legally permissible for it to do so, ensures that the subsidiaries it already holds at this point in time, in the period between the approval of the General Meeting of the Shareholders of the transferring company and the completion date, will dispose of its shareholdings, similarly only to the extent envisaged in Annex 4.4-1.

5 Cooperation Obligations

5.1 Where the cooperation of companies affiliated with Hypo Real Estate Holding at the time the spin-off takes effect is necessary to meet obligations established before the spin-off date, or to assert or enforce rights or claims of HVB AG and its affiliated companies, Hypo Real Estate Holding will make every effort to ensure that these companies provide the necessary cooperative acts in the future as well.

5.2 Hypo Real Estate Holding receives from HVB AG all documents in its possession required to assert the rights and claims or to ward off claims or liabilities transferred directly or indirectly – via affiliated companies – to Hypo Real Estate Holding through the spin-off. With regard to the ownership of the books, records, operating data and other commercial documents relating to the spin-off object, HVB AG and Hypo Real Estate Holding will reach agreement without delay after the spin-off takes effect. The company obtaining ownership of the documents will keep them for the statutory retention periods for the other company, and ensure that the other company can inspect such documents and make photocopies thereof; the other company may, in individual instances, demand that the documents be passed to it before they are destroyed. Business and operating secrets are to be treated confidentially. In the case of official proceedings and legal disputes relating to periods up to the completion date, HVB AG and Hypo Real Estate Holding will provide support for each other after the completion date; specifically they will make available to each other all information and documents needed or useful in meeting official requirements or in providing evidence to public authorities or law courts, and mutually work toward appropriate support from their employees and those of their affiliated companies in such proceedings.

5.3 HVB AG and Hypo Real Estate Holding will make available to each other all information and documents required to prepare accounts in compliance with HGB (German Commercial Code) IAS (International Accounting Standards) or US-accounting-rules (U.S. GAAP), and for the publications which they are obliged to provide by law, administrative regulations, stock exchange rules, and directives from administrative authorities, courts or securities exchanges in Germany and abroad.

6 Consideration, Granting of Shareholdings, Trustees

6.1 The capital stock of Hypo Real Estate Holding to be formed will total €402,216,525.00, and will be divided into 130,433,775 no par shares in the form of common bearer shares (€391,301,325.00) and 3,638,400 no par shares in the form of bearer non-voting preferred shares (€10,915,200.00).

6.2 As consideration for the transfer of the assets to be spun off, the shareholders of HVB AG will, when the spin-off takes effect, be granted the following in accordance with the existing participating interest free of charge:

6.2.1 One share of common bearer shares of Hypo Real Estate Holding with a proportionate amount of the capital stock of €3.00 apportionable to each no par share, for every four shares of common bearer shares of HVB AG with a proportionate amount of the capital stock of €3.00 apportionable to each no par share.

6.2.2 One no par share in the form of non-voting preferred bearer shares of Hypo Real Estate Holding with a proportionate amount of the capital stock of €3.00 apportionable to each no par share, for every four shares of registered non-voting preferred shares of HVB AG with a proportionate amount of the capital stock of €3.00 apportionable to each one no par share.

The shares to be issued by Hypo Real Estate Holding are entitled to a share of profits as of January 1, 2003.

6.3 The shares of Hypo Real Estate Holding to be issued in accordance with Paragraph 6.2 are the shares newly issued in accordance with the Articles of Association corresponding to the capital stock of the newly created Hypo Real Estate Holding. Of the capital stock of Hypo Real Estate Holding, which, in accordance with § 3 of its Articles of Association, totals €402,216,525.00, and is divided into 130,433,775 common bearer shares and 3,638,400 non-voting preferred bearer shares, the common shareholders of HVB AG, in accordance with Paragraph 6.2.1, assume 130,433,775 common shares, and the preferred shareholders of HVB AG, in accordance with Paragraph 6.2.2, 3,638,400 preferred shares.

6.4 HVB AG appoints Warth & Klein Wirtschaftsprüfungsgesellschaft mbH, Düsseldorf, to act as trustee for the receipt of the shares of Hypo Real Estate Holding to be issued and their delivery to the shareholders of HVB AG.

7 Granting of Special Rights and Advantages

7.1 HVB AG grants its preferred shareholders preferred shares of Hypo Real Estate Holding in accordance with the arrangements in accordance with Paragraph 6.2.2. The terms of the preferred shares of Hypo Real Estate Holding are elaborated in § 4 (2) of the Articles of Association of Hypo Real Estate Holding.

In order to adjust the preference on the preferred shares of HVB AG to reflect the spin-off, the cumulative preferred dividends of the preferred shareholders of HVB AG for each preferred share of €0.08 in accordance with the allocation ratio of 4:1 envisaged for common shares, will be reduced by €0.016 to €0.064. This adjustment takes effect from the beginning of the fiscal year for which the shares of Hypo Real Estate Holding are entitled to a share of profits for the first time; § 6 (4) of the Articles of Association of HVB AG is amended accordingly, and receives the version reproduced in Annex 7.1-1.

The cumulative preferred dividend of €0.08 per no par share to the preferred shareholders of HVB AG according to the currently valid Articles of Association of HVB AG will not be paid for fiscal 2002. These arrears will be apportioned at a ratio of 4:1 to the preferred shares of HVB AG and Hypo Real Estate Holding in such a way that a fractional amount of €0.064 (the "HVB AG fractional amount") is apportioned to each preferred share of HVB AG and a fractional amount of €0.064 (the "Hypo Real Estate Holding fractional amount") is apportioned to each preferred share of Hypo Real Estate Holding. Should further arrears arise for later fiscal years for which the preferred shares of Hypo Real Estate Holding are not yet entitled to a share of profits, such arrears are apportioned in the same ratio when the spin-off takes effect. This apportionment is rendered superfluous to the extent that retrospective payments from profits of a fiscal year for which the preferred shares of Hypo Real Estate Holding are not yet entitled to a share of profits are made on arrears. If the arrears are not paid by the respective company in the next year alongside the full preference for the year, the preferred shareholders of the respective company have the voting right until the respective arrears have been paid.

7.2 HVB AG issued profit participating certificates in 1997 (German Securities Identification Number 802180) (hereinafter referred to as "HVB AG profit participating certificates"). In accordance with the allocation ratio of 4:1 established for shares in Paragraph 6.2, Hypo Real Estate Holding, when the spin-off takes effect, proportionately assumes the obligation of HVB AG to service and repay the profit participating certificates, and receives the liquid assets required to meet such obligations.

Hence, for each profit participating certificate of HVB AG with a nominal value of DM1,000.00 (corresponding to €511.29), the holders of HVB AG profit participating certificates receive profit participating certificates of Hypo Real Estate Holding with a nominal value of DM200.00 (corresponding to €102.258). To the extent that Hypo Real Estate Holding assumes the obligations arising from the HVB AG profit participating certificates, Real Estate Holding grants the holders of HVB AG profit participating certificates, from the time when the spin-off takes effect, Hypo Real Estate profit participating certificates in accordance with the Hypo Real Estate Holding profit participating certificate conditions attached as Annex 7.2-1.

In order to adjust the HVB AG profit participating certificates to reflect the spin-off, when the spin-off takes effect, the nominal value of DM1,000,000,000.00 (corresponding to €511,291,881.20) established in § 1 (1) of the profit participating certificate conditions of HVB AG profit participating certificates is reduced by DM200,000,000.00 (corresponding to €102,258,376.24) to DM800,000,000.00 (corresponding to €409,033,504.96); the original denomination of DM1,000.00 per profit participating certificate (corresponding to €511.29) will be converted to a denomination of DM100.00 per profit participating certificate (corresponding to €51.129) as part of the spin-off. The HVB AG profit participating certificate conditions adjusted accordingly are attached to the present Spin-off Plan as Annex 7.2-2.

7.3 Other rights within the meaning of §§ 135, 126 (1) No. 7 UmwG (German Transformation of Companies' Act) do not exist, and are also not granted in conjunction with the spin-off, and no measures are envisaged within the meaning of this provision.

7.4 At the time when the Spin-off Plan was prepared, Kurt F. Viermetz was a member of the Supervisory Board of HVB AG; furthermore, Mr. Viermetz is designated to act as a member of the Supervisory Board of Hypo Real Estate Holding. Moreover, Hypo Real Estate Holding does not grant any advantages within the meaning of § 126 (1) No. 8 UmwG (German Transformation of Companies' Act) to any member of the Board of Managing Directors or the Supervisory Board, nor any independant auditor or the spin-off auditor.

8 Consequences for the Employees and their Representatives

8.1 The employees affected are employed in individual companies whose legal identity remains unaffected by the spin-off. Hence a company transfer as defined in § 613 a BGB (German Civil Code) does not take place. The employment relationships concluded with the individual employees remain in force unchanged. Neither does the spin-off have any influence on the protection against dismissal enjoyed by the employees.

At the time of the spin-off, approximately 2,725 people are employed in the commercial real estate financing business (Real Estate business segment) of HVB Group.

The new Hypo Real Estate Group will have approximately 1,650 positions. Of this total, approximately 25 to 30 people will be employed by Hypo Real Estate Holding.

Hypo Real Estate Bank International will, after the spin-off, create approximately 85 additional positions in its head office in Ireland. Furthermore, it will establish a new branch office in Munich with approximately 54 employees. In some instances, employees of HVB Group may switch to Hypo Real Estate Bank International on the basis of individual contracts. This also affects employees in New York and Stockholm.

The spin-off has no impact on the company pension plans granted to the employees (direct commitments made by the employer and retirement benefit corporations or pension funds for the employees of HVB AG and/or BVV Versicherungsverein des Bankgewerbes a. G., and/or BVV Versorgungskasse des Bankgewerbes e.V.).

Through the spin-off, the affiliated companies of Hypo Real Estate Holding can no longer remain, or be included, in the master or group agreements of HVB Group. Instead, Hypo Real Estate Holding and its affiliated companies (hereinafter also referred to as "Hypo Real Estate Group") must conclude separate cooperation agreements with the existing contractual partners. The provisions set forth in the group and master agreements (regarding, for instance, direct life insurance or the pension fund) are to be renegotiated. If new conditions arise as part of these negotiations, the provisions of the employment contract will, if necessary, subsequently need to be amended to take account of the use of income elements for the HVB AG pension fund or for a direct life insurance.

There are no employee profit-sharing schemes in the form of stock option plans or stock appreciation rights.

8.2 The spin-off as such does not have any impact on the legal identity of the individual companies and their organizational structure in individual plants. Hence the employee representative bodies formed at plant and company level (works council, central works council, joint economic committee, speakers' committee or company speakers' committee for senior executives) continue to exist. The Group works council of HVB Group does, however, lose its responsibility for the companies affected by the spin-off. The same holds true for the Group speakers' committee and the Euro Council of HVB Group.

The representatives of the companies affected by the spin-off in the Group works council and the Group speakers' committee lose their membership through the spin-off. The changes in the composition of the Group works council caused by the departure of individual members as part of the spin-off are taken into account in the Annex ("List of names") to the Group company agreement of the HVB Group.

The general company agreements and company agreements in the individual companies remain unaffected by the spin-off.

In the future, Hypo Real Estate Group may form a Group works council, a Group speakers' committee for senior executives, and/or a Euro Council, provided the legal requirements to do so have been met.

The spin-off has no impact on the existing collective bargaining agreements.

The change in the business model as part of the spin-off results in restructuring, which will give rise to individual staffing changes within the meaning of §§ 111 ff. of BetrVG (German Works Councils Act) especially at HRE, Württembergische Hypothekenbank AG, and Westfälische Hypothekenbank AG. Negotiations with the employee representatives regarding this matter are ongoing.

8.3 The spin-off has no influence on the composition of the Supervisory Board of HVB AG; no members of the Supervisory Board of HVB AG are employees assigned to the future Hypo Real Estate Group.

The spin-off has no influence on the composition of supervisory boards currently formed at the companies of the future Hypo Real Estate Group in accordance with the regulations applicable in each case.

Compliant with §§ 76 (6), 77a BetrVG 1952 (German Works Councils Act of 1952), no employee representatives will belong to the Supervisory Board of Hypo Real Estate Holding.

9 Warranty

HVB AG provides no warranty to Hypo Real Estate Holding for the quality of the assets to be spun off. Furthermore, HVB AG and Hypo Real Estate Holding, to the extent legally permissible and not expressly stated otherwise in the present Spin-off Plan, in conjunction with the spin-off in accordance with the present Spin-off Plan, may not assert any claims against each other arising from the violation of contractual, precontractual or statutory obligations or undertakings, no matter what the legal ground.

10 Change of Spin-off Date

10.1 Notwithstanding Paragraph 3.1, if the spin-off is not entered in the Commercial Register entry of HVB AG by December 31, 2003, January 1, 2004, 00:00 hours, is deemed the spin-off date and December 31, 2003, 24:00 hours, the transfer cut-off date for tax reporting purposes. In this case, a balance sheet of HVB AG prepared at December 31, 2003 is taken as the base in accordance with Paragraph 3.2 as the final balance sheet. In the event of a further delay to the entry beyond December 31 of the following year, the cut-off dates are each postponed by another year.

10.2 If the spin-off is not entered in the Commercial Register entry of HVB AG by December 31, 2003, the shares of Hypo Real Estate Holding granted as consideration are, notwithstanding Paragraph 6.2, entitled to a share of profits from January 1, 2004. In the event of a further delay of the entry beyond December 31 of the following year, the start of the entitlement to a share of profits is postponed by a further year.

11 Adaptions to Reflect Interim Changes

If HVB AG increases its capital stock by issuing new shares against capital contributions before the spin-off takes effect, the arrangements of the present Spin-off Plan are amended as follows:

11.1 The number of common shares of HVB AG for which a common share of Hypo Real Estate Holding is granted in accordance with Paragraph 6.2, increases by the ratio in which the capital stock of HVB AG increases by executing the capital increase. The same holds true for the preferred shares.

11.2 The cumulative preferred dividend of the preferred shareholders of HVB AG for each preferred share is the quotient calculated by dividing the sum of (I) €0.064 multiplied by the number of preferred shares existing at HVB AG before the capital increase and (II) €0.08 multiplied by the number of preferred shares created by the capital increase at HVB AG (hereinafter referred to as "new HVB AG preferred shares"), divided by the total number of preferred shares existing after the capital increase at HVB AG (the result is hereinafter also referred to as the "adjusted advance share of HVB AG profits").

The cumulative preferred dividend to be granted to the preferred shareholders of Hypo Real Estate Holding in accordance with Paragraph 7.1 for each preferred share remains unchanged.

New HVB AG preferred shares do not participate in arrears from fiscal years for which the new HVB AG preferred shareholders are not entitled to a share of profits; the same holds true for the preferred shares of Hypo Real Estate Holding granted in accordance with Paragraph 6.2 for new HVB AG preferred shares (hereinafter referred to as "new Hypo Real Estate Holding preferred shares"). With regard to these arrears, Paragraph 7.1, third sub-paragraph, is applicable analogously exclusively to the preferred shares of HVB AG existing before the capital increase and the preferred shares of Hypo Real Estate Holding to be issued for them in accordance with Paragraph 6.2, with the adjusted advance share of HVB AG profits taking the place of the HVB AG fractional amount; the Hypo Real Estate Holding fractional amount remains unchanged for this calculation.

Arrears from fiscal years for which the new HVB AG preferred shares are entitled to a share of profits are, in analogous application of Paragraph 7.1, third sub-paragraph, apportioned to all preferred shares, with the adjusted advance share of HVB AG profits taking the place of the HVB AG fractional amount; the Hypo Real Estate Holding fractional amount remains unchanged for this calculation.

HVB AG is obliged to amend its Articles of Association as soon as possible to reflect the above-mentioned arrangement. Until the amendment of the Articles of Association takes effect, HVB AG and Hypo Real Estate Holding will act in relation to one another and in relation to their shareholders economically as though the above-mentioned arrangements were of the Articles of Association of HVB AG.

11.3 The assumption of the obligation of HVB AG to service and repay the profit participating certificates by Hypo Real Estate Holding is effected by multiplying the entire profit participating certificates outstanding of DM1 billion by the quotient calculated by dividing 1 by the sum of (I) 5 and (II) 4, multiplied by the percentage increase in shareholders' equity. The percentage increase in shareholders' equity is calculated by dividing the amount of the capital increase by the shareholders' equity of HVB AG, within the meaning of § 266 (3A) HGB (German Commercial Code), before the capital increase at the spin-off date.

12 Effectiveness, Approval of the Shareholders

The spin-off will not take effect until the present Spin-off Plan has been approved by the General Meeting of Shareholders of HVB AG, the newly formed Hypo Real Estate Holding is entered in the Commercial Register entry of Hypo Real Estate Holding, and the spin-off is entered in the Commercial Register entry of HVB AG.

13 Right of Withdrawal

If the spin-off does not take effect by entry in the Commercial Register entry of HVB AG by the end of December 31, 2003, HVB AG is entitled, at any time, to withdraw from the present Spin-off Plan with immediate effect by means of a resolution of the Board of Managing Directors, which requires the approval of the Supervisory Board, but without a new resolution of the General Meeting of the Shareholders of HVB AG.

14 Final Provisions

Should one or more provisions of the present Spin-off Plan be in effective in part or in full, or prove to be impracticable, the validity of the rest of the Spin-off Plan will not be affected thereby. Completely or partially ineffective or impracticable provisions will be replaced by an effective provision that reflects the commercial intent and comes as close as possible to the content of the provision to be replaced. The same holds true analogously should it become apparent that the Spin-off Plan has lacunae.

APPOINTMENT OF THE SUPERVISORY BOARD

In accordance with § 96 (1) and § 101 (1) AktG (German Stock Corporation Act), the first Supervisory Board of Hypo Real Estate Holding consists exclusively of shareholder representatives to the Supervisory Board. In accordance with § 135 (2) UmwG (German Transformation of Companies' Act), § 30 (1) and § 31 (1) AktG (German Stock Corporation Act) in conjunction with § 7 (1) of the Articles of Association of Hypo Real Estate Holding, the first Supervisory Board of Hypo Real Estate Holding consists of three members. The period of office of the first Supervisory Board of Hypo Real Estate Holding terminates with the conclusion of the General Meeting of Shareholders resolving on ratification regarding the first fiscal year of Hypo Real Estate Holding.

Subject to the approval of the General Meeting of Shareholders of HVB AG, the following persons are hereby appointed to act as members of the first Supervisory Board of Hypo Real Estate Holding:

Kurt F. Viermetz,
Chairman of the Supervisory Board,
Former Deputy Chairman of J. P. Morgan & Co. Inc.,
Rye and Munich

Dr. Ferdinand Graf von Ballestrem,
Member of the Board of Managing Directors
of MAN AG, Munich

Götz Wricke,
Chairman of the Board of Managing Directors
of Hamburg-Mannheimer Versicherungs-AG,
Hamburg

The further directorships which the proposed ladies and gentlemen hold with German joint stock corporations that are required by German law to form a supervisory board, and in other comparable supervisory boards, are attached to the Spin-off Plan as the Annex: Supervisory Board.

APPOINTMENT OF INDEPENDANT AUDITORS

The first independant auditors of Hypo Real Estate Holding are to be appointed by its founder, HVB AG. HVB AG hereby appoints

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Munich

to act as the first independant auditors of Hypo Real Estate Holding AG.

Munich, March 26, 2003

Annexes to Spin-off Plan

Annex 2.2-1:
Articles of Association of Hypo Real Estate Holding

Annex 4.4-1:
Direct and indirect shareholdings
of DIA GmbH/further transaction steps

Annex 7.1-1:
§ 6 (4) of the Articles of Association of HVB AG
in the version applicable after the spin-off

Annex 7.2-1:
Profit participating certificate conditions of
Hypo Real Estate Holding

Annex 7.2-2:
Pprofit participating certificate conditions of HVB AG
in the version applicable after the spin-off

Annex: Supervisory Board

ARTICLES OF ASSOCIATION OF HYPO REAL ESTATE HOLDING AG

§ 1 Name, registered office of the Company

(1) The name of the company is:

Hypo Real Estate Holding AG.

(2) The registered office of the Company is in Munich.

§ 2 Object of the Company

(1) The object of the Company is to head an international group of companies whose activities are focused on the areas of real estate finance, property-related banking transactions, the real estate business and all related financing, consulting and brokerage services, and other services of all kinds, and on other banking activities. The Company can also hold stakes in mortgage banks, commercial banks and mixed banks as well as financial services institutions. The object of the Company excludes transactions that require regulatory approval, in particular the performance of banking transactions as defined in § 1 (1) KWG (German Banking Act) or financial services as defined in § 1 (1a) KWG (German Banking Act.

(2) The Company is authorized to enter into any transaction or perform any measure deemed appropriate to serve the object of the Company. It can establish and acquire other companies or invest in them. The Company can restructure companies in which it invests, place them under joint management or limit itself to the administration of these companies and the control of their investments.

§ 3 Capital stock and shares

(1) The Company's capital stock amounts to

€402,216,525.00

and is divided into
a) 130,433,775 common bearer shares
b) 3,638,400 non-voting preferred bearer shares.

(2) The Board of Managing Directors is authorized until May 13, 2008 to increase the Company's capital stock once or more than once, with the approval of the Supervisory Board, by a maximum aggregate nominal amount of €120,000,000.00 by the issue of up to 40,000,000 no par shares; the new shares may be issued against cash contributions or against non-cash contributions (Authorized Capital 2003/I).

When shares are issued against non-cash contributions, the Board of Managing Directors is authorized with the approval of the Supervisory Board to preclude shareholders' preemptive rights. In case of a capital increase against cash contributions, the shareholders shall be granted preemptive rights. However, the Board of Managing Directors is authorized with the approval of the Supervisory Board to preclude fractional amounts from shareholders' preemptive rights. In addition, in case of capital increases against cash contributions, the Board of Managing Directors is authorized with the approval of the Supervisory Board to preclude shareholders' preemptive rights if the issue price is not substantially below the market price of the Company's shares. However, this authorization to preclude preemptive rights applies only under the condition that the shares issued against cash pursuant to § 186 (3) sentence 4 AktG (German Stock Corporation Act) do not exceed more than 10% of the Company's capital stock; to be included when calculating this 10% amount of the Company's capital stock are sales of the company's own stock transferred in preclusion of shareholders' preemptive rights pursuant to § 186 (3) sentence 4 AktG (German Stock Corporation Act).

However, the Board of Managing Directors is authorized with the approval of the Supervisory Board to define all other conditions for share issues in accordance with relevant laws and regulations.

Either only common shares or common shares and non-voting preferred shares vested with the same rights as the already existing non-voting preferred shares may be issued.

Should common shares and preferred shares be issued, preemptive rights to preferred shares only exist for preferred shareholders, excluding any preemptive right to common shares; the issue may not increase the percentage share of preferred shares in the capital stock.

When new shares are issued, a profit share entitlement different from that stated in § 60 (2) sentence 3 AktG (German Stock Corporation Act) may be set for such shares.

§ 4 Common shares/preferred shares/securitization

(1) The shares are common bearer shares.

(2) a) Preferred shares have no voting rights and shall receive a cumulative preferred dividend of €0.064 per individual share plus an additional share in profits equivalent to the amount due for common shares. The right to cumulative payment of the preferred dividend is granted to preferred shareholders as an independant right. The right to issue additional non-voting preferred shares with equal rights is reserved.

b) The fiscal year 2002 of Bayerische Hypo- und Vereinsbank Aktiengesellschaft resulted in arrears of €.08 per preferred share of Bayerische Hypo- und Vereinsbank Aktiengesellschaft. In accordance with Item 7.1 of the spin-off plan of March 26, 2003, these arrears shall be divided in a 4:1 ratio so that an amount of €0.064 accrues to each preferred share in Bayerische Hypo- und Vereinsbank Aktiengesellschaft, and an amount of €0.064 accrues to each preferred share in the Company.

If additional arrears result for shares of Bayerische Hypo- und Vereinsbank Aktiengesellschaft in future fiscal years for which preferred shares of the Company are not yet entitled to participate in profits, then these arrears will be divided according to the same ratio when the spin-off takes effect. The division of these arrears will not be necessary if payments of arrears have been made using the income of a fiscal year for which the preferred shares in the Company are not yet entitled to share in profits.

(3) The form and content of the share certificates are to be determined by the Board of Managing Directors. The same applies to dividend coupons and renewal coupons.

(4) Shareholders have no claim to the securitization of their shares unless required under the rules of a stock exchange where the shares are listed.

§ 5 Board of Managing Directors

The Board of Managing Directors comprises a minimum of two members. The Supervisory Board shall determine the exact number of members of the Board of Managing Directors.

§ 6 Legal Representation of the Company

The Company is legally represented by two members of the Board of Managing Directors or by one member of the Board of Managing Directors together with a Prokurist (executive manager holding a general power of attorney under German law).

§ 7 Supervisory Board

(1) The Supervisory Board consists of three members.

(2) The members of the Supervisory Board shall be elected for the period ending with the close of the General Meeting of the shareholders which ratifies the members' actions for the fourth fiscal year following the commencement of their term of office, without counting the financial year in which the aforementioned term of office commences.

(3) Replacement elections are held to elect replacements for the remaining term of office of members of the Supervisory Board who have left the Supervisory Board.

(4) Members and deputy members of the Supervisory Board may resign their office at any time by submitting a written declaration to the Board of Managing Directors of the Company.

(5) The General Meeting of the Shareholders may not elect more than two former members of the Board of Managing Directors of the Company to the Supervisory Board. Moreover, the General Meeting of the Shareholders cannot elect persons to the Supervisory Board who are members of governing bodies of important competitors of the Company or of Group affiliates, or serve such competitors in a consulting capacity. In addition, management board members of listed companies cannot be elected to the Supervisory Board if, in addition to their Supervisory Board mandate for the Company, they have more than four other supervisory board mandates with listed companies outside the Group.

§ 8 Tasks and rights of the Supervisory Board

(1) The Supervisory Board has all rights and tasks assigned to it under the law, the Articles of Association, or by other means. In particular, the Supervisory Board is responsible for supervising and advising the Board of Managing Directors in its management activities.

(2) The Board of Managing Directors must report continually to the Supervisory Board to the extent specified by law.

(3) The Supervisory Board shall compile a catalog of transactions for which the Board of Managing Directors needs its approval.

(4) The Supervisory Board is authorized to make such amendments to the Articles of Association which only relate to aspects of grammar or wording, but not to content or meaning.

§ 9 Chairman of the Supervisory Board

(1) The Supervisory Board elects a chairman and one or more deputy chairmen from among its members.

(2) If the chairman or a deputy chairman resigns from the Supervisory Board, then a successor shall be elected without delay.

§ 10 Supervisory Board resolutions

(1) The Supervisory Board has a quorum when all three members take part in the vote on a resolution. With the approval of the chairman, Supervisory Board members may take part in Supervisory Board meetings via telephone or video conference. Abstentions from voting have no affect on the presence of a quorum.

(2) Decisions are made by simple majority voting unless a larger majority is required by statutory provisions.

(3) The chairman of the Supervisory Board – or if he or she is unable to attend, a deputy – can bring about a decision by the Supervisory Board by conducting a vote in writing or by telephone, fax, videoconference or e-mail – or by a combination of these communication methods. The chairman of the Supervisory Board can also permit individual members to vote by the means listed above when conducting a meeting with attending members. Individual Supervisory Board members have no right of appeal against decisions passed under the procedures described above. This regulation also applies to decisions made by committees.

§ 11 Remuneration of Supervisory Board members

(1) In addition to the reimbursement of their expenses and the turnover tax accruing on Supervisory Board activities, each member of the Supervisory Board shall receive a fixed remuneration totaling €60,000.00 each year, payable at the end of the fiscal year.

The chairman shall receive one and a half times the remuneration stated above.

(2) The company may take out a liability insurance policy on behalf of the members of the Supervisory Board to cover the statutory liability arising from their activities as Supervisory Board members.

§ 12 General Meeting of the Shareholders

(1) The General Meeting of the Shareholders shall take place at the Company's registered office, at a German stock exchange or at a city in Germany with at least 100,000 inhabitants.

(2) The entire General Meeting of the Shareholders or excerpts thereof can be broadcast, including sound and pictures. The specific details shall be determined by the Board of Managing Directors with the approval of the Supervisory Board. If an audiovisual broadcast is to be made of the General Meeting of the Shareholders, then the invitation to the General Meeting of the Shareholders must state this fact, giving details.

(3) The members of the Board of Managing Directors and the Supervisory Board are expected to take part in the General Meeting of the Shareholders.

§ 13 Convening the General Meeting of the Shareholders

(1) The General Meeting of the Shareholders is convened by the Board of Managing Directors or the Supervisory Board.

(2) The convening of the General Meeting of the Shareholders must be announced in the Company's designated journals no less than one month before the day by the end of which the shares must be deposited pursuant to § 14 of these Articles of Association, excluding the day of publication and the last possible deposit day.

§ 14 Attendance at the General Meeting of the Shareholders

(1) Every shareholder is entitled to attend the General Meeting of the Shareholders.

(2) To be able to exercise voting rights at the General Meeting of the Shareholders, shareholders must deposit their shares with the Company, with a notary public, with a securities clearing and depositing bank, or with one of the other depositories listed in the notification of the meeting by the end of the fifth day before the date of the General Meeting of the Shareholders, where they will be retained until the conclusion of the General Meeting of the Shareholders. If the last day of the deposit deadline is a Sunday, a statutory holiday at a depository location or a day on which bank counters are closed, then the depository deadline ends on the day on which banks reopen.

(3) The deposit requirement is also deemed to be satisfied if, with the agreement of a depository, the shares are frozen at other financial institutions on behalf of the depository until the conclusion of the General Meeting of the Shareholders.

(4) If the shares are deposited with a notary or a securities clearing and deposit bank, the certificate to be issued by the notary or bank must be submitted to the Company no later than the day after the deposit deadline expires.

§ 15 Voting rights

(1) Each common share confers one vote.

(2) Insofar as preferred shareholders are entitled to vote by law, each preferred share confers one vote.

§ 16 Chairman of the General Meeting of the Shareholders

(1) The Chairman of the Supervisory Board – or if he or she is unable to attend, a deputy – shall preside over the General Meeting of the Shareholders.

(2) The chairman of the meeting determines the order of the items on the agenda and the form of voting insofar as this is not resolved by the General Meeting of the Shareholders.

§ 17 Resolutions of the General Meeting of the Shareholders

(1) The General Meeting of the Shareholders adopts resolutions by simple majority of the votes cast unless the law requires a larger majority. In cases where the law requires an equity majority in addition, the simple majority of the capital stock represented at the vote on the resolution is sufficient, insofar as this is permitted by law.

(2) When elections are held and no candidate obtains a majority of votes in the first round, a run-off is held between the two candidates who received the most votes. If there is a draw after the second round of voting, lots are drawn.

§ 18 Fiscal year

The fiscal year is the calendar year. The first fiscal year ends on December 31 of the calendar year in which the Company is entered in the Commercial Register.

§ 19 Company publications

(1) The announcements of the Company shall be published in the electronic edition of the German Federal Gazette.

(2) Company announcements shall also be made available to shareholders on a Company website.

§ 20 Annual financial statements/Ratification

(1) During the first three months of the fiscal year, the Board of Managing Directors shall prepare annual financial statements for the past fiscal year, complete with notes, and compile a management report to be presented to the Supervisory Board. The Supervisory Board appoints the independant auditors of the annual financial statements and provides them with the documents to be audited without delay.

(2) During the first eight months of the fiscal year, the General Meeting of the Shareholders shall pass resolutions with respect to the previous fiscal year regarding the formal ratification of the activities of the Board of Managing Directors and the Supervisory Board, the appropriation of net income and the appointment of independant auditors and, where required by law, the approval of the annual financial statements (Annual General Meeting of the Shareholders).

§ 21 Appropriation of net income

(1) The Company's net income available for distribution shall be appropriated in the following order:
   a) To pay any portion of profits in arrears from previous years to non-voting preferred stock, in the order in which they have accrued;
   b) to pay an advance share in profits to the non-voting preferred stock in accordance with § 4 (2);
   c) to pay any other shares in profits equally to common shares and preferred shares, provided the General Meeting of the Shareholders has not resolved any other appropriation.

(2) The General Meeting may pass a resolution to partially or completely substitute a dividend in kind for a cash dividend.

§ 22 Contribution in kind on formation in connection with the spin-off

(1) In accordance with the spin-off plan of March 26, 2003, pursuant to §§ 123 (2) No. 1, 131 (1) No. 1 and 135 (1) sentence 1 UmwG (German Company Transformation Act), which define the legal framework for a spin-off to establish a new company, the Company acquired all shares in DIA Vermögensverwaltungs-GmbH, Munich, registered in the Commercial Register at Munich District Court under HR B 108125, with a total nominal value of €100,000.00 as a in kind contribution valued at €402,216,525.00, from the founder of that company, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, registered in the Commercial Register at Munich District Court under HR B 42148. The purchase was effective as of December 31, 2002, and the entitlement to share in profits took effect on January 1, 2003.

The shareholders of Bayerische Hypo- und Vereinsbank Aktiengesellschaft shall receive at total of 134,072,175 no par shares in the company, comprised of 130,433,775 common shares with an issue price of €3.00, and 3,638,400 preferred shares with an issue price of €3.00. A common share and a preferred share each represent a notional share of €3.00 in the company's share capital.

(2) The Company shall bear start-up costs equal to an amount of up to €10,000,000.00.

DIA Vermögensverwaltungs-GmbH (referred to hereinafter as "DIA GmbH") already holds various shareholdings at the time of the set up of the spin-off plan (this status quo is presented under "Structure at the time of the set up of the spin-off plan"). Before the date of entry of the spin-off in the Commercial Register of HVB AG, both DIA GmbH and companies in its portfolio will acquire additional shareholdings (referred to below as "Necessary transaction steps"); these necessary transaction steps also serve as a basis for the resolution by the General Meeting of the Shareholders of HVB AG on the spin-off. Moreover, additional transaction moves and measures are under consideration. However, these steps and measures are not part of the basis for the resolution by the General Meeting of the Shareholders of HVB AG on the spin-off, but are only under consideration and are mentioned here only for information purposes (referred to hereinafter as "transactions under consideration"):

1. DIA GmbH

1.1 Structure at the time of the set up of the spin-off plan
As the spin-off plan is set up, DIA GmbH holds the shareholdings named below, insofar as they are listed among Items 2 – 8 as shareholdings held by DIA GmbH at the time of preparation of the spin-off plan.

1.2 Transactions under consideration
Consideration is being given to merging DIA GmbH into Hypo Real Estate Holding after the spin-off has become effective through entry in the Commercial Register of HVB AG.

2. HVB Real Estate Bank Aktiengesellschaft, Munich

HVB Real Estate Bank Aktiengesellschaft (referred to hereinafter as "HRE"), with its registered office in Munich, is entered in the Commercial Register of Munich District Court under HR B 41054. The company's capital stock amounts to €132,860,432.67, and is divided into 51,970,484 common bearer shares.

2.1 Structure at the time of set up of the spin-off plan
At the time of the set up of the spin-off plan, HVB AG placed 96.91% of the HRE shares in DIA GmbH by means of a non-cash capital increase. The notarized certification, the transfer of 50,363,661 shares to DIA GmbH, and notification for entry in the Commercial Register were carried out at the time when the spin-off plan was prepared. The commercial register entry for DIA GmbH, which is a prerequisite for the non-cash capital increase taking effect, has not yet been performed.

At the time of preparation of the spin-off plan, DIA GmbH is preparing a procedure to squeeze out the minority shareholders of HRE, in anticipation of the placement of HRE under its ownership and its resulting status as main shareholder.

2.2 Necessary transaction steps
The non-cash capital increase resulting from the placement of HRE into the company by HVB AG must be entered in the Commercial Register of DIA GmbH for the spin-off to take effect.

2.3 Transactions under consideration
After the placement of the HRE shares in DIA GmbH by HVB AG, DIA GmbH will implement the squeeze-out process as the main shareholder of HRE. After the squeeze-out is HRE shares in DIA GmbH entered in the Commercial Register of HRE, DIA will hold 100% of the shares of HRE.

It is intended to rename HRE as Hypo Real Estate AG.

3. Westfälische Hypothekenbank AG, Dortmund

Westfälische Hypothekenbank AG (referred to hereinafter as "WestHyp"), with its registered office in Dortmund, Germany, is entered in the Commercial Register of Dortmund District Court under HR B 4152. The company's capital stock amounts to €39,000,000.00, and is divided into 78,000 common bearer shares.

3.1 Structure at the time of the set up of the spin-off plan
At the time of the set up of the spin-off plan, DIA GmbH held 58,500 WestHyp shares, representing 75% of the total shares of WestHyp. Other shareholders at the time of preparation of the spin-off plan are Deutsche Herold Allgemeine Versicherungs-AG and Deutsche Herold Lebensversicherungs-AG, each of which holds 12.5% of the shares.

3.2 Necessary transaction steps
None.

3.3 Transactions under consideration
DIA GmbH is considering transferring its stake in WestHyp to HRE. After this transfer, WestHyp would no longer be owned directly by DIA GmbH. Instead it would be part of the shareholdings of HRE.

Also under consideration is an increase in the 75% stake in WestHyp to 100% through the acquisition of the remaining 25% of the shares. After a successful acquisition of these shares, 100% of the shares of WestHyp would be held by DIA GmbH, or by HRE if WestHyp were transferred to HRE.

Finally, consideration is being given to merging WestHyp into HRE after the squeeze-out at HRE takes effect.

4. Württembergische Hypothekenbank AG, Stuttgart

Württembergische Hypothekenbank AG (referred to hereinafter as "WürttHyp"), with its registered office in Stuttgart, Germany, is entered in the Commercial Register of Stuttgart District Court under HR B 103. The company's subscribed capital stock amounts to €33,477,600.00, and is divided into 12,876,000 common bearer shares.

4.1 Structure at the time of the set up of the spin-off plan

At the time of the set up of the spin-off plan, DIA GmbH holds 9,767,489 WürttHyp shares, representing 75.86% of the total shares of WürttHyp. The ownership structure of the remaining shares at the time of the set up of the spin-off plan is as follows: 14.25% of the shares are held by the Deutsche Zentral-Genossenschaftsbank Frankfurt and 7.10% of the shares are held by Bensel-Verwaltungs- und Beratungs-Gesellschaft für Vermögensanlagen mbH, a company owned by Baden-Württembergische Bank AG. Free-float shares make up the remainder.

4.2 Necessary transaction steps

None.

4.3 Transactions under consideration

Under consideration is an increase in the stake held by DIA GmbH in WürttHyp to 100% in connection with this transaction through the acquisition of the remaining shares. After the successful acquisition of these shares, DIA GmbH would then hold 100% of the shares of WürttHyp.

5. HVB Bank Ireland, Dublin, Ireland

HVB Bank Ireland (referred to hereinafter as "HVB Bank Ireland"), with its registered office in Dublin, is entered in the Company's Registration Office under the registration number 209149.

HVB Bank Ireland has capital stock of €500 million, divided into 500 million shares. HVB Bank Ireland is an unlimited public company.

It was founded in September 1998 following the merger of Bayerische Vereinsbank AG and Bayerische Hypotheken- und Wechsel-Bank AG.

The change of the name of the firm into HVB Bank Ireland in the course of the merger took legal effect on December 1, 1998. HVB Bank Ireland is a fully licensed bank.

Economically taking a effect at the spin-off date, the portfolio held by HVB Bank Ireland will be transferred to HVB AG or a subsidiary of HVB AG. The transfer can take place before or after the completion date either by materially transferring the portfolio, or through arrangements between HVB AG and HVB Bank Ireland that produce an equivalent economic result to the transfer taking place.

5.1 Structure at the time of the set up of the spin-off plan

At the time of the set up of the spin-off plan, HVB AG holds 99.99% of the shares of HVB Bank Ireland;

7 shares are held by employees or subsidiaries of the HVB Group.

5.2 Necessary transaction steps

DIA GmbH will acquire the shares of HVB Bank Ireland held by HVB AG before entry of the spin-off in the Commercial Register of HVB AG, so that DIA GmbH will then hold 99.99% of the shares of HVB Bank Ireland.

5.3 Transactions under consideration

It is intended to rename HVB Bank Ireland as Hypo Real Estate Bank International.

6. Assumij Beheer B.V., Den Haag, FGH-Bank N.V., Utrecht, Netherlands

Assumij Beheer B.V. (referred to hereinafter as "Assumij"), with registered office in the Hague, is entered in the Commercial Register of the Chamber of Commerce of the Hague under dossier number 27097930. Its subscribed capital amounts to €226,890.11. HVB AG acquired 100% of the shares in Assumij in 1998. At the time of the set up of the spin-off plan, Assumij holds 100% of the shares in the FGH Bank N.V., Netherlands (referred to hereinafter as "FGH"). FGH, with registered office in Utrecht, is entered in the Commercial Register of the Utrecht Chamber of Commerce under number 30.049.557. Its subscribed capital amounts to €17,897,500.

6.1 Structure at the time of the set up of the spin-off plan

In 2001 HVB AG sold its stake in Assumij to HRE, so that HRE holds 100% of the shares in Assumij Beheer B.V. at the time of the set up of the spin-off plan.

6.2 Necessary transaction steps

None.

6.3 Transactions under consideration

A step being considered is for HRE to transfer the 100% stake in Assumij to HVB Bank Ireland, so that HVB Bank Ireland would ultimately hold 100% of the shares in Assumij directly and 100% of the shares in FGH indirectly through Assumij.

7. PBI-Beteiligungs GmbH, Pfandbriefbank International S. A., Luxembourg

Pfandbriefbank International S. A., Luxembourg (referred to hereinafter as "PBI Lux") was founded in Luxembourg in 1999. Its subscribed capital amounts to €66 million. PBI Beteiligungs GmbH (referred to hereinafter as "PBI GmbH") was also founded in 1999, and is entered in the Commercial Register of Munich District Court under HR B 126659. Its core capital amounts to €51 million.

7.1 Structure at the time of the set up of the spin-off plan
PBI GmbH has 100% ownership of PBI Lux. At the time of the set up of the spin-off plan, the shares in PBI GmbH are held by DIA GmbH (1/6), WestHyp (1/6), WürttHyp (1/6) and HRE (3/6).

7.2 Necessary transaction steps
None.

7.3 Transactions under consideration
A step being considered is for PBI GmbH to transfer its shares in PBI Lux to HVB Bank Ireland. After this transfer, HVB Bank Ireland would directly hold 100% ownership of PBI Lux.

8. Real Estate Capital companies

HVB AG founded real estate capital companies in the following countries in the years indicated:

- HVB Real Estate Capital Ltd., London (referred to hereinafter as "REC London"). REC London was founded in 1991. REC London has a net worth of GBP 13.2 million (December 2002).
- HVB Real Estate Capital France S. A., Paris (referred to hereinafter as "REC Paris"). REC Paris was initially founded in 1981 as a subsidiary of Bayerische Vereinsbank AG. It has a net worth of €36.0 million (December 2002).
- HVB Real Estate Capital Italia S.p.A., Milan (referred to hereinafter as "REC Milan"). REC Milan was founded in 2000 with subscribed capital of €5 million.
- HVB Real Estate Capital Iberia, S. A., Madrid (referred to hereinafter as "REC Iberia"). REC Iberia was founded in 2002 with subscribed capital of €5 million.

(REC London, REC Paris, REC Milan and REC Iberia are collectively referred to hereinafter as "REC" or "RECs".)

8.1 Structure at the time of the set up of the spin-off plan
The shares in REC London, REC Paris and REC Milan held by HVB AG were transferred in 2002 to a special purpose company, Isar-Seine Immobilien GmbH, Munich, a 100% subsidiary of HVB AG. Consequently, Isar-Seine Immobilien GmbH holds 99.99% of the shares in REC Paris at the time of the set up of the spin-off plan; 6 registered shares are held by employees of REC Paris or HVB AG. Isar-Seine Immobilien GmbH holds 99.99% of the shares in REC London; one share is held by HVB Immobilien AG, Munich. Isar-Seine Immobilien GmbH holds 100% of the shares in REC Milan. At the time of the set up of the spin-off plan, HVB AG holds 99.98% of the shares in REC Iberia; one registered share is held by an employee of HVB AG.

8.2 Necessary transaction steps
Isar-Seine Immobilien GmbH will transfer its shares in REC London, REC Paris and REC Milan to HVB Bank Ireland before the spin-off is entered in the Commercial Register of HVB AG. In addition, HVB AG will transfer its shares in REC Iberia to HVB Bank Ireland before the spin-off is entered in the Commercial Register of HVB AG.

8.3 Transactions under consideration
None.

New version of Section 6 (4) of the Articles of Association of Bayerische Hypo- und Vereinsbank Aktiengesellschaft after the spin-off

"a) Preferred shares have no voting rights and shall receive a cumulative preferred dividend of €0.064 per no par share plus an additional share in profits equivalent to the amount due for common shares. The right to umulative preferred dividends is granted to preferred shareholders as an independant right. The right to issue additional non-voting preferred shares with equal rights is reserved.

b) The fiscal year 2002 resulted in arrears of €0.08 per preferred share. In accordance with Item 7.1 of the Company's spin-off plan set up on March 26, 2003, these arrears shall be divided in a 4:1 ratio so that an amount of €0.064 accrues to each preferred share in the Company, and an amount of €0.064 accrues to each preferred share in Hypo Real Estate Holding AG. If additional arrears result for other fiscal years for which preferred shares in Hypo Real Estate Holding AG are not yet entitled to participate in profits, then these arrears will be divided by the same ratio when the spin-off takes effect. The division of these arrears will not be necessary if payments of arrears have been made using the income of a fiscal year for which the preferred shares in Hypo Real Estate Holding AG are not yet entitled to a share in profits."

The amendment to § 6 (4) of the Articles of Association of Bayerische Hypo- und Vereinsbank Aktiengesellschaft is intended to take effect beginning in the fiscal year in which shares in Hypo Real Estate Holding AG first become eligible to share in profits. Consequently, the Board of Managing Directors of Bayerische Hypo- und Vereinsbank Aktiengesellschaft has been instructed not to register the change in the Articles of Association for entry in the Commercial Register until the spin-off has taken effect and until after the General Meeting of the Shareholders of Bayerische Hypo- und Vereinbank Aktiengesellschaft that will decide on the appropriation of net income for the fiscal year immediately preceding the fiscal year in which shares in Hypo Real Estate Holding AG first become eligible to participate in profits.

HYPO REAL ESTATE HOLDING – CONDITIONS FOR PROFIT PARTICIPATING CERTIFICATES

§ 1

(1) Under the authorization granted by the General Meeting[1] of the Shareholders of May 18, 1993, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich[2], referred to hereinafter as "HVB", has issued profit participating certificates with an aggregate face value of up to DM1,000,000,000 pursuant to § 10 (5) KWG (German Banking Act). As a result of the spin-off into HVB Real Estate Holding AG to establish a new company in accordance with the spin-off plan of March 26, 2003 with the approval of the General Meeting of the Shareholders of HVB of May 14, 2003, Hypo Real Estate Holding AG (Hypo Real Estate Holding) will assume a portion of this debt equal to DM200,000,000.00 (€102,258,376.24).

(2) The profit participating certificates are bearer certificates and are divided into 2,000,000 certificates with a face value of DM100.00 (equivalent to: €51.129188).[3] The profit participating certificates are securitized in global registered profit participating certificates deposited with Clearstream Banking AG[4].

Physical certificates will not be issued. The bearers of profit participating certificates are entitled to a share in the ownership of the global registered profit participating certificates that can be transferred according to the rules and regulations of Clearstream Banking AG and, outside the Federal Republic of Germany, according to the rules and regulations of Euroclear Operations Centre and Cedel S. A.

§ 2

(1) The holders of profit participating certificates receive an annual dividend equal to 6.75% of the face value of the profit participating certificates. This dividend takes precedence over claims to earnings of shareholders of Hypo Real Estate Holding.

(2) The claim to the dividend is reduced to the extent that its disbursement would result in an annual loss. If this restriction results in non-fulfillment or partial non-fulfillment of the promised dividend, then the shortfall shall be remargined during subsequent fiscal years; this repayment obligation applies only during the term of the profit participating certificates.

(3) The profit participating certificates are entitled to dividends as of ____________________[5].

(4) The dividend on the profit participating certificates falls due each year on the first banking day after the date of the ordinary General Meeting of the Shareholders of Hypo Real Estate Holding at which the annual financial statements of the completed fiscal year are presented and a resolution passed on the appropriation of net income.

(5) Dividends to be calculated for a period of less than one year are computed on the basis of a 360-day year made up of 12 months of 30 days each, and for periods of less than one month on the basis of the elapsed days.

§ 3

The profit participating certificates confer creditors' rights, but do not confer shareholders' rights. In particular, they do not confer the right to attend, participate in or vote at General Meetings of the Shareholders of Hypo Real Estate Holding.

[1] of Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft, Munich

[2] The original debtor of the profit participating certificates was Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft, Munich (HYPO-BANK). The corresponding obligations devolved to Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich (HVB AG), in 1998, pursuant to statutory regulations as a result of the merger of HYPO-BANK and Bayerische Vereinsbank Aktiengesellschaft to form HVB AG.

[3] As a result of the spin-off into HVB Real Estate Holding AG to establish a new company in accordance with the spin-off plan of March 26, 2003 and with the approval of the General Meeting of the Shareholders of May 14, 2003, it is necessary to adjust the face value of the participating certificates; the original face value of DM1000.00 per profit participating certificate will therefore be adjusted to a face value of DM100.00 per profit participating certificate in connection with the aforementioned spin-off.

[4] Originally: Deutscher Kassenverein AG; the certificates will be deposited when the spin-off becomes effective, and before trading begins in these participating certificates.

[5] The participating certificates issued by HYPO-BANK were originally entitled to dividend payments effective as of August 1, 1997. In connection with the spin-off, Hypo Real Estate Holding will assume the obligations stemming from the participating certificates in proportion to the allocation ratio, effective as of the spin-off date, i. e. as of January 1, 2003 or, in case of a postponement of the spin-off date, as of this later date in accordance with the spin-off plan of March 26, 2003. This date will be finalized when the spin-off is entered in the Commercial Register.

§ 4

(1) Hypo Real Estate Holding reserves the right to issue additional profit participating certificates on the same or other terms.

(2) The holders of profit participating certificates shall be granted preemptive rights only with the approval of the General Meeting.

(3) The holders of profit participating certificates have no claim to priority service of their dividend claims ahead of those applicable to other profit participating certificates.

§ 5

Subject to the provisions of § 7, the quantity of profit participating certificates is not affected by changes in the capital stock of Hypo Real Estate Holding.

§ 6

(1) The term of the profit participating certificates ends on December 31, 2007. Subject to the provisions on participation in losses, the profit participating certificates will be repaid at face value. The amount to be repaid is due on the first banking day after the date of the General Meeting of the Shareholders to which the financial statements for the fiscal year ending on December 31, 2007 are presented. The repayment amount is subject to interest payments for the period extending from the end of the term of the profit participating certificates until the due date of the payment. The interest payment shall correspond to the dividend claim for the 2007 fiscal year.

(2) Hypo Real Estate Holding can terminate the profit participating certificates subject to a notice period of at least two fiscal years, with termination effective at the end of a fiscal year, but no sooner than December 31, 2002, by notification in accordance with § 12, if a statutory regulation in the Federal Republic of Germany is passed, amended or applied in a manner that will result in tax burdens for Hypo Real Estate Holding by making dividend payments liable to trade tax, corporate tax or another tax replacing these taxes. In this case, the termination – subject to the date specified in sentence 1 of this paragraph – is possible no sooner than the end of the fiscal year preceding the dividend payment which would result in a tax burden for Hypo Real Estate Holding for the first time. The terminated profit participating certificates guarantee all associated entitlements until the termination takes effect. In all other respects, Par. 1, sentences 2–4 of this § 6 shall apply accordingly. The holders of profit participating certificates cannot terminate their profit participating certificates.

(3) The presentation deadline for the profit participating certificates pursuant to § 801 (1) sentence 1 BGB (German Civil Code) is reduced to 10 years.

§ 7

(1) During the term of the profit participating certificates, the holders participate fully in any annual loss through a reduction in their repayment claims in proportion to the ratio of their repayment claims to the subscribed capital shown in the balance sheet in addition to retained income, capital reserves and profit participating certificates outstanding.

(2) If net income is earned during the term of the certificates in fiscal years subsequent to years in which the holders of profit participating certificates participate in losses, then – after replenishment of the statutory reserves as required by law – the repayment claims shall be increased to the face value of the profit participating certificates before any other use is made of net income.

(3) If annual net income is not sufficient to replenish these profit participating certificates and previously issued profit participating certificates, then these participating certificates shall be replenished proportionally to their total volume in relation to the aggregate total volume of previously issued profit participating certificates. This also applies to profit participating certificates issued in the future insofar as their terms provide for a corresponding replenishment claim.

§ 8

The profit participating certificates are subordinate in rank to all other creditors of Hypo Real Estate Holding. In case of insolvency[6] or liquidation of Hypo Real Estate Holding, the profit participating certificates will be served after all other creditors' claims and before the shareholders' claims.

§ 9

The participation in losses (§ 7) cannot be changed subsequently; the subordinate ranking of profit participating certificates (§ 8) cannot be restricted; the term and the notice period (§ 6) cannot be reduced; Hypo Real Estate Holding must receive restitution for any premature repayment regardless of any agreements to the contrary unless the capital is replaced by other paid-in liable capital of at least equal value.

[6] Originally: bankruptcy

§ 10

All amounts payable pursuant to these profit participating certificate conditions shall be paid by the issuer to Clearstream Banking AG to be credited to the accounts of the respective depository banks for transfer to the profit participating certificate holders.

§ 11

(1) The profit participating certificate conditions and all resulting rights and obligations are determined exclusively in accordance with the laws of the Federal Republic of Germany.

(2) The place of performance and exclusive venue for any litigation arising from the legal relationships defined in this profit participating certificate conditions is Munich, provided that mandatory statutory regulations do not stipulate otherwise.

§ 12

(1) Announcements by Hypo Real Estate Holding concerning these profit participating certificates will be made in the German Federal Gazette[7] and in at least one nationally published newspaper designated for official announcements of the German securities exchanges.

(2) Announcements are legally valid if published in the Federal Gazette. Special notification of the individual holders of profit participating certificates is not required.

§ 13

If one of the regulations in these conditions for profit participating certificates is or becomes invalid, then this is without prejudice to the validity of the remaining conditions. To fill the resulting gap, a regulation shall be put in place to fulfill the aim and purpose of these conditions.

Munich, ______________________________[8]

Hypo Real Estate Holding AG

[7] Electronic edition of the German Federal Gazette
[8] Date to be inserted after entry of the spin-off in the Commercial Register.

HVB AG – PROFIT PARTICIPATING CERTIFICATE CONDITIONS

§ 1

(1) Under the authorization granted by the General Meeting[1] of May 18, 1993, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich[2], referred to hereinafter as "HVB AG", has issued profit participating certificates with an aggregate face value of up to DM1,000,000,000 pursuant to § 10 (5) KWG (German Banking Act)[3]. As a result of the spin-off into HVB Real Estate Holding AG to establish a new company in accordance with the spin-off plan of March 26, 2003 with the approval of the General Meeting of HVB AG of May 14, 2003, the aggregate face value of the HVB profit participating certificates shall be reduced DM200,000,000.00 (€102,258,376.24) from DM1,000,000,000.00 (€511,291,881.20) to DM800,000,000.00 (€409,033,504.96).

(2) The profit participating certificates are bearer certificates and are divided into 8,000,000 certificates with a nominal value of DM100.00[4]. The profit participating certificates are securitized in global registered profit participating certificates deposited with Clearstream Banking AG[5].

Physical certificates will not be issued. The bearers of profit participating certificates are entitled to a share in the ownership of the global registered profit participating certificates that can be transferred according to the rules and regulations of Clearstream Banking AG[6] and, outside the Federal Republic of Germany, according to the rules and regulations of Euroclear Operations Centre and Cedel S. A.

§ 2

(1) The holders of profit participating certificates receive an annual dividend equal to 6.75% of the face value of the profit participating certificates. This dividend takes precedence over claims to earnings of HVB shareholders.

(2) The claim to the dividend is reduced to the extent that its disbursement would result in an annual loss. If this restriction results in non-fulfillment or partial non-fulfillment of the promised dividend, then the shortfall shall be repaid during subsequent fiscal years; this repayment obligation applies only during the term of the profit participating certificates.

(3) The profit participating certificates are entitled to dividends as of August 1, 1997, i. e. for 5/12 of that fiscal year.

(4) The dividend on the profit participating certificates falls due each year on the first banking day after the date of the General Meeting of the Shareholders of HVB AG at which the annual financial statements of the completed fiscal year are presented and a resolution passed on the appropriation of net income.

(5) Dividends to be calculated for a period of less than one year are computed on the basis of a 360-day year made up of 12 months of 30 days each, and for periods of less than one month on the basis of the elapsed days.

§ 3

The profit participating certificates confer creditors' rights, but do not confer shareholders' rights. In particular, they do not confer the right to attend, participate in or vote at General Meetings of the Shareholders of HVB AG.

§ 4

(1) HVB AG reserves the right to issue additional profit participating certificates on the same or other terms.

(2) The holders of profit participating certificates shall be granted preemptive rights only with the approval of the General Meeting of the Shareholders.

(3) The holders of profit participating certificates have no claim to priority service of their dividend claims ahead of those applicable to other profit participating certificates.

[1] of Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft, Munich

[2] The original debtor of the participatory certificates was Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft, Munich (HYPO-BANK). The corresponding obligations devolved to HVB AG pursuant to statutory regulations as a result of the merger of HYPO-BANK and Bayerische Vereinsbank Aktiengesellschaft to form HVB AG. Consequently, for the purpose of representing the profit participation certificate conditions, HVB AG has been inserted in place of HYPO.

[3] As part of the spin-off into Hypo Real Estate Holding AG to establish a new company in accordance with the spin-off plan of March 26, 2003, HVB Real Estate Holding AG will assume an amount of DM200,000,000.00 of the original aggregate nominal amount of DM1,000,000,000.00, with the amount of DM800,000,000.00 remaining with HVB AG.

[4] As a result of the spin-off DIA Vermögensverwaltung GmbH into HVB Real Estate Holding AG to establish a new company in accordance with the spin-off plan of March 26, 2003, it is necessary to adjust the face value of the profit participating certificates; the original face value of DM1000.00 per profit participating certificate will therefore be adjusted to a face value of DM100.00 per profit participating certificate in connection with the aforementioned spin-off.

[5] Originally: Deutscher Kassenverein AG

[6] Originally: Deutscher Kassenverein AG

§ 5

Subject to the provisions of Section 7, the quantity of profit participating certificates is not affected by changes in the capital stock of HVB AG.

§ 6

(1) The term of the profit participating certificates ends on December 31, 2007. Subject to the provisions on participation in losses, the profit participating certificates will be repaid at face value. The amount to be repaid is due on the first banking day after the date of the ordinary General Meeting to which the financial statements for the fiscal year ending on December 31, 2007 are presented. The repayment amount is subject to interest payments for the period extending from the end of the term of the profit participating certificates until the due date of the payment. The interest payment shall correspond to the dividend claim for the 2007 fiscal year.

(2) HVB AG can terminate the profit participating certificates subject to a notice period of at least two fiscal years, with termination effective at the end of a fiscal year, but no sooner than December 31, 2002, by notification in accordance with § 12, if a statutory regulation in the Federal Republic of Germany is passed, amended or applied in a manner that will result in tax burdens for HVB AG by making dividend payments liable to trade tax, corporate tax or another tax replacing these taxes. In this case, the termination – subject to the date specified in sentence 1 of this paragraph – is possible no sooner than the end of the fiscal year preceding the dividend payment which would result in a tax burden for HVB AG for the first time. The terminated profit participating certificates guarantee all associated entitlements until the termination takes effect. In all other respects, Par. 1, sentences 2 – 4 of this § 6 shall apply accordingly. The holders of profit participating certificates cannot terminate their profit participating certificates.

(3) The presentation deadline for the profit participating certificates pursuant to § 801 (1) sentence 1 BGB (German Civil Code) is reduced to 10 years.

§ 7

(1) During the term of the profit participating certificates, the holders participate fully in any annual loss through a reduction in their repayment claims in proportion to the ratio of their claims to the subscribed capital shown in the balance sheet in addition to retained right, capital reserves and profit participating certificates outstanding.

(2) If net income is earned during the term of the profit participating certificates in fiscal years subsequent to years in which the holders of profit participating certificates participate in losses, then – after replenishment of the statutory reserves as required by law – the repayment claims shall be increased to the face value of the profit participating certificates before any other use is made of net income.

(3) If annual net income is not sufficient to replenish these profit participating certificates and previously issued profit participating certificates, then these profit participating certificates shall be replenished proportionally to their total volume in relation to the aggregate total volume of previously issued profit participating certificates. This also applies to profit participating certificates issued in the future insofar as their terms provide for a corresponding replenishment claim.

§ 8

The profit participating certificates are subordinate in rank to all other creditors of HVB AG. In case of insolvency[7] or liquidation of HVB AG, the profit participating certificates will be served after all other creditors' claims and before the shareholders' claims.

§ 9

The participation in losses (§ 7) cannot be changed subsequently; the subordinate ranking of profit participating certificates (§ 8) cannot be restricted; the term and the notice period (§ 6) cannot be reduced; HVB AG must receive restitution for any premature repayment regardless of any agreements to the contrary unless the capital is replaced by other paid-in liable capital of at least equal value.

[7] Originally: insolvency

§ 10

All amounts payable pursuant to these profit participating certificate conditions shall be paid by the issuer to Clearstream Banking AG[8] to be credited to the accounts of the respective depository banks for transfer to the profit participating certificate holders.

§ 11

(1) The profit participating certificate conditions and all resulting rights and obligations are determined exclusively in accordance with the laws of the Federal Republic of Germany.

(2) The place of performance and exclusive venue for any litigation arising from the legal relationships defined in this profit participating certificate conditions is Munich, provided that mandatory statutory regulations do not stipulate otherwise.

§ 12

(1) Announcements by HVB AG concerning these profit participating certificates will be made in the German Federal Gazette and in at least one nationally published newspaper designated for official announcements of the German securities exchanges.

(2) Announcements are legally valid if published in the Federal Gazette[9]. Special notification of the individual holders of profit participating certificates is not required.

§ 13

If one of the regulations in these conditions for profit participating certificates is or becomes invalid, then this is without prejudice to the validity of the remaining conditions. To fill the resulting gap, a regulation shall be put in place to fulfill the aim and purpose of these conditions.

Munich, ______________________________ [10]

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

[8] Originally: Deutscher Kassenverein AG

[9] Electronic edition of the German Federal Gazette

[10] Originally: July 1997; date to be inserted after entry of the spin-off in the Commercial Register

Annex Supervisory Board to the Spin-off Plan:

Name Function	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Ferdinand Graf von Ballestrem Member of the Board of Managing Directors of MAN AG	Bayerische Versicherungsbank AG MAN Technologie AG[1] (deputy chairman) Renk AG[1] (deputy chairman) SMS AG[1] HVB Real Estate Bank AG	MAN Capital Corporation, New York, USA[1] MFI UK Ltd[1] (chairman) DSD Dillinger Stahlbau GmbH[1] Schwäbische Hüttenwerke GmbH (chairman)[1]
Kurt F. Viermetz Former Vice Chairman of J. P. Morgan & Co. Incorporated	E.ON AG, Düsseldorf Bayerische Hypo- und Vereinsbank AG (deputy chairman)	Grosvenor Estate Holdings, London, UK Federal Reserve Bank of New York (Member of the International Capital Advisory Committee) New York Stock Exchange (Chairman, International Capital Markets Committee)
Dr. Götz Wricke Chairman of the Board of Managing Directors of Hamburg-Mannheimer Versicherungs-AG	Hamburg-Mannheimer Rechtsschutzversicherungs-AG[1] (chairman) HVB Real Estate Bank AG	Hamburg-Mannheimer N.V.[1], Brussels, Belgium (chairman) Lion Belge S. A., Brussels, Belgium (chairman) Union Versicherungs AG, Vienna, Austria (deputy chairman)

[1] Group directorship.

The present translation is furnished for your convenience only. The original German text of the Spin-off Report is binding in all respects. In the event of any divergence between the English and the German texts, constructions, meanings or interpretations, the German text, construction, meaning or interpretation shall govern exclusively.

Spin-off Report

Report of the Board of Managing Directors
of Bayerische Hypo- und Vereinsbank („HVB AG" and,
together with its consolidated subsidiaries, „HVB Group")

on the planned spin-off ("Spin-off") *(Abspaltung)*
of HVB Group's commercial real estate financing business
into Hypo Real Estate Holding AG to be newly founded
("Hypo Real Estate Holding" and, together with its consolidated
subsidiaries, "Hypo Real Estate Group")

Table of Contents

1 THE HVB GROUP BEFORE THE SPIN-OFF

1.1 History and development

To a large extent, the nucleus of the real estate financing business of the present HVB Group is a result of the 1998 merger of Bayerische Hypotheken- und Wechsel-Bank AG, Munich, (hereafter also named "Hypo-Bank") and Bayerische Vereinsbank AG, Munich, into Bayerische Hypo- und Vereinsbank AG, Munich, (hereafter also named "HVB AG," together with its consolidated subsidiaries the "HVB Group"). As part of that merger, Hypo-Bank contributed to the new group Württembergische Hypothekenbank AG, Stuttgart, ("WürttHyp"), and Westfälische Hypothekenbank AG ("WestHyp"), Dortmund. Former Bayerische Vereinsbank AG contributed Bayerische Handelsbank AG, Munich, Nürnberger Hypothekenbank AG, Nuremberg, and its shareholding in Süddeutsche Bodencreditbank AG, Munich. Under a single entity, the two traditional banks combined mortgage bank operations and general lending businesses. Despite the introduction of the German Mortgage Bank Act in 1900 (*Hypothekenbankgesetz*) the banks can rely on the mixed bank privilege to this day.

Hypo-Bank was founded in 1835. At first, its business segments were the mortgage and the lending businesses, insurance business and bank-note issuance. Through subsidiaries, Hypo-Bank expanded its business and, at the beginning of the 20th century, spun off the insurance business. In 1922, the bank expanded its national mortgage-bank business by acquiring a majority shareholding in WürttHyp. In the late 1950s, Hypo-Bank, being a founding member of the International Real Estate Institute (*Internationales Immobilien-Institut*), introduced the first-ever mutual real estate funds in Germany.

In the early 1970s, Hypo-Bank acquired a majority in Westfalenbank AG, Bochum, and hence indirectly in Westfälische Hypothekenbank AG in Dortmund. The subsequent international expansion continued until the late 1980s, through offices in Luxembourg, London, New York and Hong Kong. In the late 1980s, Hypo-Bank acquired a shareholding in Foreign & Colonial Management Limited in London.

In the wake of German reunification, an extensive network of branches was set up in the new German federal states. Other milestones of expansion included the 1990 acquisition of the Anlage- und Kreditbank AKB, Zurich, and, in the 1990s, the expansion into the Eastern Europe, especially the Czech Republic, Hungary and Slovakia.

Bayerische Vereinsbank AG – predecessor in title of today's HVB AG – was founded in 1869. In 1920, it took over the banking business of Bayerische Handelsbank, Munich, and of Vereinsbank, Nuremberg. In 1937, Bayerische Vereinsbank AG acquired a shareholding in Süddeutsche Bodencreditbank AG, Munich, the second-largest mortgage bank in Germany at that time.

After World War II, Bayerische Vereinsbank AG also expanded outside of the federal state of Bavaria and in 1955 acquired a controlling equity shareholding in Vereins- und Westbank AG, Hamburg. In 1992, its shareholding in Vereins- und Westbank AG was increased to 75 %. Within Germany the 1971 merger with Bayerische Staatsbank marked another major milestone. After German reunification in 1990, Bayerische Vereinsbank expanded into the new German federal states, where it has maintained a tight network of branches ever since. In 1997, Bayerische Vereinsbank AG acquired Noris Verbraucherbank GmbH, Nuremberg,

today known as norisbank AG. Since the 1970s, there was further expansion, with bases in some of the world's major financial centers, for example, Tokyo (1970), New York and Luxembourg (1971), Paris (1973), London (1976), Hong Kong (1979), Milan (1981), Madrid and Beijing (1986). In 1992, Schoellerbank AG, Vienna, was acquired and a branch in Prague opened. Further offices were opened in Asia and South America.

The merger with Bayerische Hypotheken- und Wechsel-Bank AG, Munich, took place in 1998. This merger, as well as the current legal name of the company, were entered into the commercial register at the Munich Local Court on August 31, 1998 at Number HRB 42 148. In 1998, FGH Bank N.V. ("FGH"), Utrecht, The Netherlands, was acquired in addition to BPH Bank in Poland in 1999. In December 2000, the HVB Group merged with Bank Austria Group, Vienna, becoming the first German bank that is present across the entire region in Austria and the CEE (Central- and Eastern Europe) countries.

In September 2001, as existing group activities were bundled, HVB Real Estate Bank AG ("HRE"), Munich, was founded by the merger of two subsidiaries, Nürnberger Hypothekenbank AG and Süddeutsche Bodencreditbank AG, into a third subsidiary, Bayerische Handelsbank AG. In the wake of a voluntary acquisition offer, the shareholding of HVB AG in this subsidiary was raised to more than 96 % in November 2002.

1.2 Business activities and shareholdings of the HVB Group

HVB Group activities include the traditional business with private and corporate customers, with a regional focus on Germany, Austria and the CEE countries. In these regions, the bank serves more than 8.5 million private, corporate and public-sector customers.

In the capital markets business, HVB Group primarily provides capital market financing for large corporate customers and multinationals, structured financing and risk transfer services. In the portfolio management segment, the group develops individual comprehensive investment concepts for private and institutional investors.

Other important activities of the HVB Group include real estate financing operations, focussing on commercial and private customers, as well as real estate investment banking. HVB Group is the leading market participant in Germany and, in addition, is significantly involved in real estate financing activities in the United States and Western Europe.

At the end of 2002, a total of 444 (including 12 Special Purpose Vehicles requiring consolidation under SIC 12) (2001: 570) subsidiaries were part of the group companies being consolidated.

The largest sub-groups were represented in the group financial statements along with the following number of fully consolidated companies:

- Bank Austria Creditanstalt Aktiengesellschaft, Vienna: 325 (2001: 325)
- HVB Real Estate Bank Aktiengesellschaft, Munich: 16 (2001: 17).

Another 751 (2001: 739) subsidiaries are not consolidated. HVB AG also holds shareholdings of more than 5% of voting shares in 22 large joint stock companies.

HVB Group's shareholdings list as of December 31, 2002 includes all subsidiaries and

associated companies, as well as joint ventures, sorted depending on whether they are incorporated in the financial statements or not, and all other shareholdings. As part of the Financial Statements 2002, the list is kept at the commercial register and can be accessed on the Internet at "www.hvbgroup.com/anteilsbesitzliste".

1.3 Executive boards, capital and shareholders

According to HVB Articles of Association, the HVB AG **Board of Managing Directors** consists of at least two members. It currently has seven members:

Dieter Rampl, Spokesman of the Board of Managing Directors
Group Corporate Center, Human Resources

Stephan Bub,
Business Segment Corporates & Markets

Dr. Stefan Jentzsch,
Business Segment Germany

Michael Mendel,
Chief Risk Officer

Gerhard Randa,
Chief Operating Officer, Business Segment Austria and CEE

Dr. Paul Siebertz (until March 31, 2003)
Human Resources

Dr. Wolfgang Sprißler,
Chief Financial Officer.

According to the 1976 Co-Determination Act (*Mitbestimmungsgesetz*), the HVB AG **Supervisory Board** has to include equal numbers of shareholder and employee representatives. The Articles of Association mandate that is has 20 members in total.

Honorary chairman of the Supervisory Board:

Dr. Maximilian Hackl

Supervisory Board:

Dr. Dr. h.c. Albrecht Schmidt, Chairman of the Supervisory Board of HVB AG,
Former Spokesman of the Board of Managing Directors of HVB AG

Kurt F. Viermetz, Deputy Chairman of the Supervisory Board,
Former Vice Chairman of J.P. Morgan & Co. Inc.

Herbert Betz, Deputy Chairman of the Supervisory Board,
Employee of Bayerische Hypo- und Vereinsbank AG

Dr. Manfred Bischoff,
Member of the DaimlerChrysler AG Board of Managing Directors

Heidi Dennl,
Employee of Bayerische Hypo- und Vereinsbank AG

Volker Doppelfeld,
Chairman of the Supervisory Board at BMW AG and former member of the BMW AG Board of Managing Directors

Ernst Eigner,
Employee of Bayerische Hypo- und Vereinsbank AG

Klaus Grünewald,
Trade Union Secretary of Vereinte Dienstleistungsgewerkschaft e.V., District of Bavaria

Heinz-Georg Harbauer,
Deputy Regional District Chairman of Vereinte Dienstleistungsgewerkschaft e.V., District of Bavaria

Anton Hofer,
Employee of Bayerische Hypo- und Vereinsbank AG

Max Dietrich Kley,
Deputy Chairman of the BASF AG Board of Managing Directors

Peter König,
Employee of Bayerische Hypo- und Vereinsbank AG

Hanns-Peter Kreuser,
Employee of Bayerische Hypo- und Vereinsbank AG

Dr. Lothar Meyer,
Chairman of the Board of Managing Directors of ERGO Versicherungsgruppe AG

Dr. Hans-Jürgen Schinzler,
Chairman of the Board of Managing Directors of Münchner Rückversicherungs-Gesellschaft Aktiengesellschaft

Dr. Siegfried Sellitsch,
Chairman of the Board of Managing Directors
of Wiener Städtische Wechselseitige Versicherungsanstalt-Vermögensverwaltung

Prof. Dr. Wilhelm Simson,
Chairman of the Board of Managing Directors of E.ON AG

Prof. Dr. Dr. h.c. Hans-Werner Sinn,
President of the IFO Institute for Economic Research

Christoph Schmidt,
Employee of Vereins- und Westbank Aktiengesellschaft

Helmut Wunder,
Employee of Bayerische Hypo- und Vereinsbank AG.

HVB AG's capital stock amounts to €1,608,866,103.00 and consists of €1,565,205,303.00 common bearer shares, issued in the form of 521,735,101 no par shares and €43,660,800.00 registered preferred shares without voting rights, issued in the form of 14,553,600 no par shares (as of February 2003).

Before the Spin-off takes effect, HVB AG will reduce its capital stock by calling in one common bearer share by way of a simplified capital reduction, to €1,608,866,100.00 (pursuant to § 237, par. 3 German Stock Corporation Act – *Aktiengesetz (AktG)*). After the capital reduction took effect, the capital stock will be divided into 521,735,100 no par common bearer shares (€1,565,205,300.99) and 14,553,600 no par registered preferred shares without voting rights (€43,660,800.00).

The currently known HVB **shareholders** according inter alia to the information and publication obligations under the German Securities Trading Act (*Wertpapierhandelsgesetz*) ("*WpHG*") are:

- Münchener Rückversicherungs-Gesellschaft AG, Munich, with a 25.59%-share in capital stock (common shares);
- Privatstiftung zur Verwaltung von Anteilsrechten, Vienna, through AV-Z Kapitalgesellschaft mbH, Grünwald, with a 5.13%-share in capital stock (common shares);
- E.ON AG, Düsseldorf, (through E.ON Energie AG, Munich) with a 6.54%-share in capital stock (common shares) and
- Bayerische Landesstiftung, Munich, with a 2.71%-share in HVB AG capital stock (the Bayerische Landesstiftung holds all preferred shares without voting rights).

1.4 Employees and Co-determination

As of December 31, 2002, the HVB Group employed a total of 65,926 people (2001: 69,520), of which 33,025 (2001: 35,133) work in foreign branches and subsidiaries. The employees work in 2,104 branches (2001: 2,238), of which 1,263 are abroad (2001: 1,356).

As of December 31, 2002, 2,725 employees world-wide worked in the business segment Real Estate, where the commercial real estate financing business is concentrated. The new Hypo Real Estate Group will initially have about 1,650 positions budgeted.

In addition to the co-determination in the Supervisory Board, the employees' interests are represented by works councils, central works councils, the Group's works council and the Euro council (European Works Council) as well as spokesmen's councils for executives and the Group Spokesmen's Council.

Programmes for employee shareholdings in the form of stock-option plans or stock-appreciation rights do not exist. In part, board members and employees of some Group companies hold locked employee shares or restricted stocks. These shareholders possess all rights of ordinary shareholders.

1.5 Key economic figures as of December 31, 2002

Selected economic figures of the HVB Group (as of December 31, 2002) are as follows:

	2002	2001	Change in %
Key capital ratios			
Return on Equity after taxes (excl. amortization of goodwill)	-2.3 %	6.5 %	
Return on Equity after taxes	-4.4 %	4.9 %	
Cost-income Ratio (based on operating revenues)	69.1 %	68.4 %	
Ratio of net commission income in operative revenues	26.2 %	25.5 %	
Performance figures			
Operating profit/loss	-€638 m	€1,495 m	
Profit/loss from ordinary activities Profit/loss before taxes	-€821 m	€1,549 m	
Net income/loss	-€858 m	€967 m	
Dividend per share of common stock	€0	€0.85	
Earnings per share as per IAS (excl. amortization of goodwill)	€-0.81	€2.35	
Earnings per share as per IAS	€-1.55	€1.75	
Balance-sheet figures			
Total assets	€691.2 bn	€728.6 bn	-5.1
Total lending volume	€487.9 bn	€503.1 bn	-3.0
Shareholders' equity	€14.2 bn	€25.1 bn	-43.3
Bank regulatory ratios under BIS			
Core capital	€19.1 bn	€21.7 bn	-12.0
Equity funds	€33.4 bn	€41.5 bn	-19.5
Risk assets	€340.6 bn	€365.1 bn	-6.7
Core capital ratio	5.6 %	6.0 %	
Equity funds ratio	9.1 %	10.3 %	

2 THE SPIN-OFF

2.1 The target structure

Prior to the Spin-off, the HVB Group divides its business activities into two regional segments, Germany and Austria & CEE (Central- and Eastern Europe) and the two global segments, Corporates & Markets and Real Estate.

Organizational structure prior to the Spin-off


HVB Shareholders
100%
HVB Group
Germany
Austria & CEE
Corporates & Markets
Real Estate

Through the Spin-off from the current Real Estate business segment, an independent group is created with focus on commercial real estate financing business. The Spin-off affects all HVB Group domestic and foreign holdings focussing on the commercial real estate financing business. For the purposes of the Spin-off, they will be combined in DIA Vermögensverwaltungs-GmbH (hereinafter "DIA GmbH", see Section 2.3). In addition, the existing foreign portfolio of HVB AG´s commercial real estate financing (with the exception of the US portfolio which will remain with HVB AG) will be transferred to the future Hypo Real Estate Group. In this Spin-off Report, these activities are jointly termed "commercial real estate financing business" and described in greater detail below. The private real estate financing business will remain part of the business segment Germany, as will HVB AG´s domestic commercial real estate financing portfolio. The details of the process are explained in greater detail in Sections 2.3, 3.2, 4.2, and the impact on employees in Section 4.3.

Organizational structure after the Spin-off


HVB Shareholders
100%
100%
HVB Group
Hypo Real Estate Group
Germany
Austria & CEE
Corporates & Markets
Real Estate

2.2 Economic reasons for the Spin-off

The decision of the HVB AG Board of Managing Directors to form an independent entity for the commercial real estate financing business is based on a detailed analysis of the impact of this measure on the commercial real estate financing business and on the banking business remaining in the HVB Group.

Decisive decision making factors were:

- the changes resulting from the current market and competition situation (see Section 2.2.1);
- the consequent necessity of a future strategic repositioning of HVB Group's remaining business segments, on the one hand, and the commercial real estate financing business, on the other (see Section 2.2.2);
- the financial, fiscal, regulatory and balance-sheet effects of the Spin-off and the subsequent future earnings performance (see Section 2.2.3);
- the Board of Managing Directors' conviction that a value increase can be generated for HVB AG shareholders (see Section 2.2.4).

In reaching its decision, the HVB AG Board of Managing Directors considered the effects of the Spin-off on others involved, especially employees and customers, and on the larger business and social environment.

2.2.1 Changes in market and competition conditions due to regional focus

The European banking markets are in a transformation process. The high level of competition results in price pressure and increased customer expectations regarding product offer, delivery capability, innovation and flexibility. During the last few years, this situation has resulted in a process of consolidation and restructuring across Europe. The consolidation also created problems, in particular growing complexity of both the business segments to be controlled and the internal structures and systems. As a result, excessively large and increasingly non-transparent structures, long decision processes and inefficient control mechanisms threaten to emerge. With a time-lag after consolidation, a trend towards re-specialization and focus on core business segments is consequently and logically emerging in order to reduce complexity.

The HVB Group actively participated in the changes in the European banking landscape over the last couple of years and benefited from them. In 1998, the former Bayerische Vereinsbank AG and Bayerische Hypotheken- und Wechsel-Bank AG merged to strengthen their market position domestically and internationally and generate synergies. In 2000, the merger with Bank Austria was effected to significantly improve the bank's presence in the defined target markets Austria and CEE (Central- and Eastern Europe), with the goal of taking a big step towards becoming the "Bank in the Heart of Europe".

Transactions in recent years significantly increased the complexity of HVB Group's business portfolio. This caused HVB Group to focus its business activities more strongly on core competences and regional target markets. HVB Group employed multiple measures to tighten its shareholdings and eliminate peripheral activities. This included the divestment of industrial and banking holdings which no longer corresponded to the strategic repositioning of HVB Group. HVB Group plans to continue the pursuit of this strategy. Consequently, the planned Spin-off represents a large step towards reducing corporate complexity and focussing business activities more decisively. This also applies to regional positioning.

The banking business, which will be concentrated in HVB Group in the future, has its regional business focus on Germany, Austria and CEE (Central- and Eastern Europe) countries. On the basis of a strong market position in Germany and Austria, HVB Group recognized excellent growth potential in Central and Eastern Europe some years ago. While strong competitive pressure on the western European markets led to low growth rates and a pressure on margins, the CEE markets will continue to provide opportunities for above-average growth ratios and attractive margins during the next few years. HVB Group aims to continue to benefit from the growth potential in these markets.

To date, the commercial real estate financing business concentrated on Germany. In addition, foreign business activities were consistently developed in Western Europe and the United States. Due to currently stagnant domestic market volumes and continued market weakness – especially in Germany's new federal states – HVB Group plans to capitalize more strongly on the growth potential in western European countries. To benefit from this growth potential in a decisive manner, a management is needed that targets the respective regional markets and is product-oriented. The Spin-off and the separation of the current HVB Group into two independent entities provides improved conditions for implementing this strategy.

While HVB Group has defined Germany, Austria and CEE (Central- and Eastern Europe) as its future target markets, Hypo Real Estate Group – which will comprise the spun-off commercial real estate financing business – will focus on Germany, Western Europe and the United States.

Domestic competitors have also adopted consolidation and repositioning measures and concentrated their real estate financing activities in independent corporate groups.

2.2.2 Differing customer requirements and strategic repositioning

Traditionally, HVB Group has been a universal bank which is active in all important business segments, with the exception of global investment banking. Due to its special mixed bank privilege, HVB Group operates not only in commercial banking, but also in the mortgage banking business, which, in turn, also includes commercial real estate financing. Thus, HVB Group presently operates in two segments which, from a functional perspective, place very different requirements on their respective business models.

The commercial banking business is characterized by a high degree of self-financing, a trend towards decreasing capital commitment, complex IT- and risk-management systems and high operational risk.

Commercial real estate financing, on the other hand, depends more strongly on external financing and a high absolute commitment of capital. Its IT- and management system requirements, however, are less complex and operational risk is also less significant.

The segments "Commercial Real Estate Financing Business" and "Commercial Banking Business" presently differ significantly with regard to their markets, products, customers and growth potential. In the commercial real estate financing business, overall success, does not primarily depend on relationships with medium-sized and large customers, but on the ability to acquire, structure, refinance and syndicate large-volume financing transactions.

By contrast, in the private customers and medium-sized company, public-sector and institutional business, as well as business with multinationals, overall success depends almost exclusively on the quality of customer relationships. Here, HVB Group pursues a strategy of satisfying customer needs as best as possible, while at the same time achieving a high level of standardisation in processing by using modern computer systems in order to permit HVB Group to provide its services at attractive prices. Where possible, process steps are centralised to achieve economies of scale.

In both areas, this results in a different focus for the management capabilities to be developed and deployed. In the commercial banking segment, cost-efficient production and distribution of financial services is most important; in the commercial real estate financing the focus is on developing, structuring and managing financial portfolios.

In its current structure, HVB Group needs to fulfil the differing demands and interests of both segments.

To improve the conditions for managing and developing these heterogeneous business models and, at the same time, create the basis for a more focused competitive positioning, HVB AG's Board of Managing Directors decided to separate both business segments and establish autonomous, stock exchange-listed incorporations.

The HVB AG's Board of Managing Directors is convinced that the separation of the two segments takes due account of their different interests and requirements and promotes the future development of both segments.

- **The commercial real estate financing business**

In 2001, HVB Group launched a fundamental repositioning of its business segment Real Estate, with the objective to achieve stronger focussing of existing activities. Milestones reflecting this process include the concluded merger of the three mortgage banks (Bayerische Handelsbank AG, Nürnberger Hypothekenbank AG and Süddeutsche Bodencreditbank AG) as well as the planned acquisition of all shares in HVB Real Estate Bank AG by a voluntary acquisition offer in accordance with §§ 10 et seq. German Securities Acquisition and Takeover Act (*Wertpapierübernahmegesetz, WpÜG*) in September 2002. The planned Spin-off is set to continue and reinforce this repositioning. The goals of these measures include the improvement of market position, the concentration of expertise, the expansion of foreign business and real estate investment banking, the realisation of synergies from location optimisation oriented towards target markets, a uniform investment policy and the utilisation of economies of scale in the lending and syndication business.

As a result of the Spin-off, the new Hypo Real Estate Group will, in its final structure, operate three operative companies, including their holdings, all of which will have an independent market presence and focus on different market segments with different business orders (see Section 2.3) under a stock exchange-listed holding, Hypo Real Estate Holding AG ("Hypo Real Estate Holding") with its registered office in Munich.

HVB Bank Ireland, the future Hypo Real Estate Bank International based in Dublin, will take over the majority of HVB AG's existing foreign commercial real estate financing business (with the exception of the existing portfolio in the United States) and will focus on expanding the profitable and future-oriented international commercial real estate financing business.

Württembergische Hypothekenbank AG with its registered office in Stuttgart, will continue to adhere to its successful business model, but will focus more strongly on foreign transactions eligible as cover funds (*deckungsstockfähiges Auslandsgeschäft*), partly with Hypo Real Estate International acting as intermediary.

During the next two years, HVB Real Estate Bank AG, the future Hypo Real Estate Bank AG based in Munich, and Westfälische Hypothekenbank AG in Dortmund will focus on the optimisation of their loan portfolios. The plan is to enforce prices that adequately cover risks and to consistently reduce non-performing loans. Thus, both entities will be able to achieve a sustained reduction in the German loan portfolio over the next few years and strengthen its profitability in the context of necessary prolongations of loans. Thus, this will result in a restructuring period for both companies which will take at least two years. The future Hypo Real Estate Bank AG and WestHyp (hereafter jointly also named "Hypo Real Estate Bank in Deutschland") will conduct new business only selectively during this restructuring phase. At the shareholder level, the acquisition of the remaining shares of HVB Real Estate Bank AG of the minority shareholders is to be effected by a so-called squeeze-out (pursuant to §§ 327 a et seq. German Corporation Act (*Aktiengesetz, AktG*)).

- **The commercial banking business**

After the Spin-off of the commercial real estate financing business, HVB Group will concentrate on the commercial banking business. This specifically includes the private customer business (including private real estate financing), medium-sized commercial customer business, business with public-sector and institutional customers as well as selected multinationals. Depending on product affinity and regional affiliation, HVB Group serves the special requests and requirements of customers in the business segments "Germany," "Austria & CEE" and "Corporates & Markets".

HVB AG's Board of Managing Directors is convinced that, as a result of the Spin-off, HVB Group will be in a better position to cater to specific needs of the customer groups described above. By concentrating resources, distribution and service quality shall improve, processing times shall be shortened and processes in general tightened. In addition, operating and personnel expenditures will be cut and the necessary refinancing volume on the capital market reduced. In the mid-term, these measures shall result in increased profitability. Thus, the company shall be positioned to provide shareholders with an appropriate and performance-related dividend on a long-term basis. In the mid-term, HVB AG's Board of Managing Directors expects that, through the Spin-off, it will be easier to reach the goal of a 10% return on equity after tax (before goodwill amortization).

2.2.3 Earnings development

Through the Spin-off of the commercial real estate financing business, equity-backed risk assets (balance-sheet assets, off balance-sheet transactions as well as futures, swaps and options, weighted) (hereinafter also termed "risk weighted assets") of HVB Group will be reduced by about €57 billion. This corresponds to HVB Group's long-term strategy of acting less as a provider of loans on the capital market, but more strongly as an arranger of syndicated loans and corporate bonds.

With regard to earnings development, the 2003 net interest income will also decrease substantially in absolute terms. On the other hand, there were substantial expenditures in risk provisioning in recent years, largely for the domestic commercial real estate financing business. In addition to the earnings from the business to be spun off, Hypo Real Estate Group will also receive the corresponding risk provisioning. By substantially reducing its risk weighted assets and consistently enforcing prices that adequately cover for risk, HVB Group expects an improvement of the entire operating profit situation and, hence, a positive impact on the bank's current ratings. The latter, in turn, will lead to more favourable refinancing terms, which will also positively impact the bank's overall per-formance. By adopting a more focused business approach, HVB AG's Board of Managing Directors expects to return to previous profitability levels and to strengthen capital market investor confidence through the planned Spin-off.

The commercial real estate financing business, on the other hand, not only includes the domestic commercial real estate financing business of the allocated holdings, but also the highly lucrative foreign business. By developing numerous outlets across Europe, growth potential was exploited and additional high-margin business was acquired. To extend these accomplishments to the future, the company to be spun off will receive an adequate capital base, allowing it to receive credit ratings that are appropriate for the businesses of its three operating units. For the domestic real estate financing business within HVB Real Estate Bank and WestHyp, which is currently viewed as more risk-prone, it is intended to establish ring-fencing (see Section 4.5.3).

HVB AG's Board of Managing Directors expects these measures to result in a balanced distribution of opportunities and risks in future.

2.2.4 Value enhancement for HVB AG shareholders

In the context of a proportion-retaining Spin-off, HVB AG shareholders will receive Hypo Real Estate Holding shares. Economically, HVB AG's shareholders will thereby retain the very same assets they held prior to the Spin-off. These assets are simply distributed over two independent entities. HVB AG's Board of Managing Directors presently expects that the Spin-off will lead to a value enhancement for the shareholders in the mid-term.

The combination of these segments in a single entity group up to date has made it difficult for the capital markets to come to an adequate assessment of the segments. This is due to the differing requirements by the commercial real estate financing business on the one hand and the commercial banking business that will remain part of HVB Group on the other hand.

Due to recent market trends, both business models are presently very different, featuring differing risk profiles and therefore attracting different investor groups. The current structure forces investors primarily interested in the commercial banking business to also invest in the commercial real estate financing business. In turn, investors who currently exclusively want to invest in the commercial real estate financing business are deterred from acquiring HVB shares. In addition, the capital markets expect HVB Group, owning Europe's largest loan portfolio, to reduce it, especially in light of the currently difficult business environment.

HVB AG's Board of Managing Directors is convinced that the Spin-off will help the two independent entities to attract new investors. In the future, investors can choose their investments from two focused incorporations that are active in different segments of the banking industry and invest in the one that best matches their respective investment strategies

and risk profiles. At the same time, current shareholders will receive the chance of maintaining their interest in both companies by retaining the Hypo Real Estate Holding shares they will receive as part of the Spin-off.

In addition, the Spin-off can lead to other benefits for investors, e.g. a value enhancement of the HVB AG share and the Hypo Real Estate Holding Bank share. In the future, investors will for example have greater opportunity to evaluate management performance by comparison with other publicly-held companies in a similar business segment. This will increase transparency significantly.

2.2.5 The advantages of a Spin-off in comparison with other forms of separation

A Spin-off represents an innovative form of restructuring made possible in Germany in 1995 under the new German Company Reorganization Act (*Umwandlungsgesetz, UmwG*). HVB AG's Board of Managing Directors examined several alternatives to a Spin-off, but viewed this as the best option in shareholder perspective.

Due to the legally required (partial) universal succession, the Spin-off allows for a separation of the company groups in one single transaction, i.e. the shareholdings to be spun off do not need to be transferred separately. In contrast to a separation or contribution-in-kind of the assets to be spun off into a subsidiary – where the principle of (partial) universal succession also applies – the shareholders retain a direct interest in both asset groups after the Spin-off. As shareholders of the company to be transferred they receive shares of the transferee in return for the subject of the Spin-off. In a separation, on the other hand, the divesting company receives the compensation, which means that shareholders only indirectly retain a shareholding in the separated assets. The same would be in case of contribution-in-kind of the assets to be spun off into a subsidiary. In addition, the Spin-off gives every shareholder the liberty to decide whether he wants to hold a shareholding in only one or both stock exchange-listed corporations. He has the opportunity to profit directly from the potential value enhancement resulting from the Spin-off.

From an economic point of view, HVB AG could have achieved these aims – i.e. the transfer of assets to be spun off into a separate company and the direct shareholding of its shareholders in this company – by a pay out of capital as contribution-in-kind. In this case, HVB AG would have paid out its shareholding in the company into which it has contributed the assets to be spun off to its shareholders in the context of a capital reduction (§§ 237, 222 et seq. AktG). Due to the statutory time frame, this alternative would, however, have significantly delayed the transaction compared to the Spin-off (§ 225, par. 2 AktG).

Another alternative to the Spin-off would have been the transfer of the shares in DIA GmbH to the HVB AG shareholders through a dividend payable in kind. But this alternative was ruled out especially due to fiscal considerations. The dividend payable in kind would be subject to German capital gains tax under § 43 German Income Tax Act (*Einkommensteuergesetz, EStG)*, meaning that HVB AG shareholders would have to pay this amount to HVB AG. Otherwise, HVB AG would have to report to the tax revenue authorities, which, in turn, would collect the missing German capital gains tax from the respective shareholders. In a stock exchange-listed company, such an arrangement is impractical. Additionally, HVB AG as debtor of the capital earnings would be liable for the German capital gains tax levied, which would have resulted in a significant liability risk for HVB AG.

In the view of HVB AG's Board of Managing Directors, the sale of all activities to be spun off would have been possible only in several steps, due to their size and the current market and competitive situation. This approach would have required negotiations with different interested parties as well as authorisation procedures which would have significantly delayed the separation and increased the transaction costs. The goal of a extensive separation of the commercial real estate financing business and the commercial banking business could have only been achieved to a limited extent or with delay.

2.3 Legal implementation of the Spin-off

Legally, the Spin-off of the commercial real estate financing business from HVB Group, which is intended from an economic and business policy perspective, will be effected through a so-called "Spin-off for new company founding" pursuant to the UmwG. In this case, there is no Spin-off to an existing company; rather, the transferee is created by the Spin-off. The Spin-off subject is therefore the first asset of the newly founded company. The commercial real estate financing business to be spun off has economically so far been operated by HVB subsidiaries.

To avoid a Spin-off of numerous shareholdings and simplify the Spin-off process in legal terms, HVB subsidiaries to be spun off have been pooled in HVB Group. This was done by transferring assets to DIA Vermögensverwaltungsgesellschaft-GmbH (hereinafter "DIA GmbH"), a process that will continue until the Spin-off takes effect.

The Spin-off of the commercial real estate financing business – which has been run and booked by these subsidiaries – is performed by spinning off the holding in DIA GmbH (see Section 2.3.2). Measures to optimise the organizational structure of Hypo Real Estate Group will be performed after the Spin-off has taken effect (see Section 2.3.3).

2.3.1 Pooling of assets to be spun off by concentration of holdings

Prior to the restructuring performed to concentrate all HVB Group activities in the real estate financing business in DIA GmbH, the original structure was as follows in December 2002:



HVB Shareholders
HVB AG
99.99%
HVB Bank Ireland:
In the Future: Hypo Real Estate Bank International
99.99%
REC London
99.99%
REC Paris
100%
REC Mailand
99.98%
REC Iberia
75%
WestHyp
100%
DIA GmbH
75.9%
WürttHyp
96.91%
HRE
100%
Assumii
100%
FGH
16.7%
PBI GmbH*
100%
PBI Lux
100%
Isar-Seine Immobilien GmbH
* Remaining shareholdings: 50% HRE, 16.7% WestHyp, 16.7% WürttHyp.

In a first step, HVB AG's shareholdings in Westfälische Hypothekenbank AG, Dortmund, (hereinafter named "WestHyp"), Württembergische Hypothekenbank AG, Stuttgart, (hereinafter named "WürttHyp") and PBI-Beteiligungsgesellschaft GmbH, Munich, (hereinafter named "PBI GmbH") were transferred to DIA GmbH in December 2002. In addition, HVB AG transferred its shareholding in Real Estate Capital Companies (hereinafter "REC" or "RECs") in London, Paris and Milan to Isar-Seine Immobilien GmbH, Munich, which is a 100 %-subsidiary of HVB AG. The goal of the transfers of WestHyp and WürttHyp to DIA GmbH, on the one hand, and the three RECs to Isar-Seine Immobilien GmbH, on the other hand, was to effect a separation of the domestic and foreign real estate financing business in the future Hypo Real Estate Group.

In a second step in March 2003, the 96.91%-shareholding (or 50,363,661 shares) HVB AG held in HVB Real Estate Bank Aktiengesellschaft (hereinafter named "HRE") was contributed to DIA GmbH by a capital increase against contribution-in-kind of €74,000.

On March 26, 2003, the day on which the Spin-off Plan is notarised (at the time of the set up of the Spin-off Plan), the structure of the HVB Group is as follows:


HVB Shareholders
HVB AG
99.99%
100%
99.98%
100%
HVB Bank Ireland: In the future: Hypo Real Estate Bank Inter-national
Isar-Seine Immobilien GmbH
REC Iberia
DIA GmbH
REC London
REC Paris
REC Mailand
75%
75.9%
96.91%
16.7%
WestHyp
WürttHyp
HRE
PBI GmbH*
100%
100%
Assumij
PBI Lux
100%
FGH
* Remaining shareholdings: 50% HRE, 16.7% WestHyp, 16.7% WürttHyp.

2.3.2 Spin-off object: Shareholdings of HVB AG in DIA GmbH

DIA GmbH was founded in 1994 and subsequently served as a vehicle that held shareholdings in stock exchange-listed German companies. As the Spin-off Plan is being established, its capital stock amounted to €26,000 and is represented by one share. This share took effect on December 31, 2000 at midnight by amalgamation of several shares originally been held by Bankhaus August Lenz & Co., BHF-Bank AG, Dresdner Bank AG and HVB AG. After the original objective of DIA GmbH – administering shareholdings – no longer applied and all shares had been divested, HVB AG acquired the shares subsequently amalgamated with the share held by HVB AG on December 11, 2000.

Subsequently, HVB AG held DIA GmbH as a shelf company. According to the annual financial statements of December 31, 2001 – the balance sheet key date before DIA GmbH is used to bundle the commercial real estate financing business – DIA GmbH assets consisted of other assets of €629,000 (claims against tax authorities) and €20,000 (time-deposit credit). The liabilities amounted to debt of €614,000 and equity of €35,000.

By capital increase on March 14, 2003, in which HVB AG contributed its shares in HVB Real Estate Bank AG (hereinafter named "HRE") into DIA GmbH as a contribution-in-kind, a second share in DIA GmbH (€74,000) came into existence. At the time of the set up of the Spin-off Plan, the entry of this contribution-in-kind into the commercial register was still pending. The two shares in DIA GmbH, which HVB AG will hold when the Spin-off takes effect, are HVB AG´s only asset to be transferred during the Spin-off to the transferee, Hypo Real Estate Holding.

Before the Spin-off takes effect, HVB AG and DIA GmbH need to transact the following steps to concentrate all assets to be transferred in DIA GmbH: DIA GmbH will acquire the shares in HVB Bank Ireland held by HVB AG (99.99 %). In addition, HVB Bank Ireland will, prior to the Spin-off, acquire from Isar-Seine Immobilien GmbH its shares in REC London (99.99 %), REC Paris (99.99 %) and REC Milan (100 %) and the 99.98 % HVB AG shareholding in REC Iberia. In Annex 4.4-1 to the Spin-off Plan, these transaction steps will be described as *necessary transaction steps* (see detailed explanations in Section 6.4.3).

The use of DIA GmbH as a "Spin-off vehicle" permits to restrict the Spin-off to a single asset. In addition, the target structure of the future Hypo Real Estate Group can be established before the Spin-off takes effect. By spinning off its shareholding in DIA GmbH, HVB AG economically transfers all holdings of DIA GmbH, without requiring further transfers. The *transactions under consideration* (specified in Annex 4.4-1 to the Spin-off Plan) can, at this point, already be all or in part completed. The chart does not take this fact into account. The following chart shows the structure after the Spin-off:


HVB Shareholders
HVB AG
Hypo Real Estate Holding
100%
Isar-Seine Immobilien GmbH
100%
DIA GmbH
99.99%
HVB Bank Ireland:
In the future Hypo Real Estate Bank International
75.9%
WürttHyp
96.91%
HRE
16.7%
PBI GmbH*
75%
WestHyp
100%
Assumii
100%
FGH
100%
PBI Lux
99.99%
REC London
99.99%
REC Paris
100%
REC Mailand
99.98%
REC Iberia
* Remaining shareholdings: 50% HRE, 16.7% WestHyp, 16.7% WürttHyp.

Hypo Real Estate Holding, newly-formed through the Spin-off, will be a holding company, will not act operatively and, therefore, will not possess a banking license (for details of the model see Section 3.2).

2.3.3 Other planned measures

2.3.3.1 Tightening of the organizational structure

To optimise the organizational structure of the Hypo Real Estate Group, further transaction steps are planned after the Spin-off takes effect, without the future executive boards of Hypo Real Estate Group being forced to implement this according to the Spin-off Plan authorized by HVB AG's Annual General Meeting of Shareholders' resolution. Annex 4.4.-1 to the Spin-off Plan describes these steps as *transactions under consideration* in detail.

Since HVB AG no longer needs the "Spin-off vehicle" DIA GmbH from an operational or administrative point of view after the Spin-off is entered into the commercial register, it is supposed to be merged with Hypo Real Estate Holding, which is to be newly-formed by the Spin-off. The merger will take place after the Spin-off (i.e. after the Spin-off takes effect by entry into the commercial register of HVB AG). Because Hypo Real Estate Holding will hold a 100 %-shareholding in DIA GmbH after the Spin-off takes effect, a merger resolution by the Hypo Real Estate Holding Annual General Meeting of Shareholders is not required, unless Hypo Real Estate Holding shareholders, holding a combined one twentieth of the company's

capital stock, would call for a General Meeting of Shareholders to pass a merger resolution (§ 62 UmwG).

HVB AG's Board of Managing Directors views this scenario as improbable as there are no economic reasons for opposing the merger of DIA GmbH, as a non-operative company, with Hypo Real Estate Holding. In fact, the merger will optimise the corporate structure of Hypo Real Estate Group in accordance with the objectives of shareholders and investors, thereby creating more effective and cost-efficient structures. As the merger takes effect – by entering the merger of DIA GmbH on the Hypo Real Estate Holding into the commercial register – the shareholdings previously held by DIA GmbH will then be directly held by Hypo Real Estate Holding.

Simultaneously with the Spin-off process, DIA GmbH will proceed to exclude the minority shareholders in HRE by a squeeze-out pursuant to §§ 327 a et seq. AktG; as the main HRE shareholder, DIA GmbH intends to bring about the legally required resolution at the Annual General Meeting of the Shareholders of HRE on May 26, 2003 (for detailed explanation see Section 6.4.3)

Other organizational measures are set to follow. It is intended to transfer DIA GmbH's shareholding in WestHyp to HRE and then to merge WestHyp with HRE. Prior to that, the remaining shareholdings in WestHyp as well as those in WürttHyp are to be acquired. Finally, it will be considered to change the current legal name of HVB Bank Ireland into Hypo Real Estate Bank International and that of HVB Real Estate Bank AG into Hypo Real Estate Bank AG. Also under consideration is the transfer of Assumij Beheer B.V., which holds shares in FGH, and PBI Lux to Hypo Real Estate Bank International (for detailed explanations see Section 6.4.3).

2.3.3.2 Transfer of HVB AG's Foreign Portfolio

In connection with the Spin-off, the loan portfolio existing at the time of the transfer - about €11.3 billion in commercial real estate financing owned by HVB AG, consisting of real estate financings with foreign customers, excluding the US portfolio ("Foreign Portfolio") - is to be transferred by HVB AG to Hypo Real Estate Bank International. To date, the Foreign Portfolio has been booked in the respective foreign HVB AG branches. Hypo Real Estate Bank International will open offices in the respective countries.

At the time of the set up of the Spin-off Plan it is still unclear whether the transfer of the Foreign Portfolio will take place through sale and assignment of receivables (physical transfer) or whether the Hypo Real Estate Bank International economically receives the Foreign Portfolio by granting HVB AG a guarantee for the event of a loan loss in return for a corresponding commission (synthetic transfer). It is also possible for the assignment to be partly physical and partly synthetic.

The Foreign Portfolio transfer does not form part of the Spin-off. Hence it is also not a basis or part of the adoption of the resolution of HVB AG's Annual General Meeting of Shareholders on the issue of the Spin-off.

2.3.4 Issue of Hypo Real Estate Holding shares to HVB shareholders

Every shareholder holding common or preferred shares of HVB AG ("HVB AG shares") at the time when the Spin-off will take effect, will receive, subject to an adjustment of the subscription ratio under Section 11 of the Spin-off Plan, one Hypo Real Estate Holding common or preferred share for four HVB AG common or preferred shares, respectively. For establishing the subscription ratio, the capital resources at HVB AG after the Spin-off were measured in proportion to the future capital resources at Hypo Real Estate Holding. This also achieves a share price which corresponds to that of comparable companies. The Spin-off process is proportion-retaining, since all HVB shareholders hold Hypo Real Estate Holding shareholdings in the same ratio as they did in HVB AG. Thus, no company valuation is necessary (for further details see Section 2.3.6).

The issue of Hypo Real Estate Holding shares to HVB shareholders is performed in return for a capital contribution of the spun-off HVB AG assets. HVB AG will reduce its additional paid-in capital accordingly. The shareholders' economic shareholding in the spun-off assets will be mediated by the newly-issued Hypo Real Estate Holding shares after the Spin-off. Further details are explained in Sections 5.1 and 7.

2.3.5 Spin-off to form a new company under UmwG

The Spin-off of DIA GmbH takes place pursuant to § 123 par. 2 no. 2 UmwG as a Spin-off to form a new company (*Abspaltung zur Neugründung*). As the transferee, Hypo Real Estate Holding only comes into existence once the Spin-off takes effect (i.e. when entered into the commercial register). This is why HVB AG can not – in contrast to a Spin-off for receipt - sign a Spin-off agreement with Hypo Real Estate Holding as the transferee. The German UmwG provides the Spin-off Plan for this case, which also has to include the Articles of Association of the company formed by the Spin-off.

The details of the Spin-off are governed by the Spin-off Plan. HVB AG's Board of Managing Directors signed the Spin-off Plan on March 26, 2003; it is explained in greater detail in Section 6.

The Spin-off Plan only takes effect if passed by the HVB AG Annual General Meeting of Shareholders by a majority of at least three quarters of the capital represented (§§ 125 clause 1, 65 par. 1, 135 par. 1 UmwG).

The Spin-off as such takes effect once Hypo Real Estate Holding is entered into the commercial register and the Spin-off is entered in the commercial register for HVB AG (§§ 131, 137 UmwG). The entry can be delayed if HVB shareholders will appeal against the resolution of the Annual General Meeting of Shareholders'on the Spin-off Plan.

Such action of opposition can only be submitted within one month after the Annual General Meeting of Shareholders. The experience gained in other restructuring processes shows that - despite the most careful preparation and most extensive explanation of the transaction – action of opposition cannot be completely excluded. Pursuant to German UmwG, the plain filing of such an action of opposition – regardless of its chances of success – at first prevents the Spin-off's entry into the Commercial. If such an action is filed, HVB AG can, however, launch a so-called approval process *(Freigabeverfahren)* pursuant to §§ 16, par. 3, 125, 135, par. 1 UmwG. In this case, a court would determine that the filing of an action of opposition

suit does not contradict entry into the commercial register. Such a decision can only be handed down if the action against the validity of the Spin-off decision is illegal or obviously unsubstantiated. There is a third possible justification and that is the scenario when a court, under its own conviction and considering the weight of the legal breaches brought forth in the action, argues that preventing disadvantage for the company and the shareholders is the primary objective. Based on the reasons explained in this report, HVB AG Board of Managing Directors believes that a delay of the Spin-off would be to the disadvantage of the company and not in the interest of the shareholders.

2.3.6 Dispensability of determination of value proportions of HVB Group and Hypo Real Estate Group

After the Spin-off, the previous HVB AG shareholders′ interests in Hypo Real Estate Holding will be in the same ratio as they were in HVB AG (proportion-retaining Spin-off). Hence there is no need to determine the value proportions between HVB AG and Hypo Real Estate Holding after the Spin-off. Every asset reduction in one company corresponds to an analogous asset increase in the other company. Value changes at the cost of individual shareholders and shareholder groups will therefore not occur.

2.3.7 Audits and Independent Auditors′ Reports

According to a decision by the Munich district court of March 11, 2003, Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft, Munich ("E & Y") was appointed as the Independent Auditor on the Spin-off. E & Y audited the Spin-off Plan. The Independent Auditors′ Report on the Spin-off is printed verbatim in Annex 2 of this Spin-off Report.

Additionally, Munich local court on March 13, 2003 appointed E & Y as founding auditors (*Gründungsprüfer*). Before the application to enter the Spin-off into the commercial register is submitted, E & Y will conduct a founding audit of the Hypo Real Estate Holding. There, E & Y will devote special attention to the question if the value of the assets transferred as part of the Spin-off reaches the lowest nominal amount for the shares to be granted. The Independent Auditors′ Report will be submitted at the commercial register at Munich Local Court, which is the responsible register for Hypo Real Estate Holding.

HVB AG′s final balance sheet, on which the Spin-off is based, is identical with the annual balance sheet of December 31, 2002, which is included in the Annual Financial Statements of HVB AG and which are audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

2.3.8 Transaction costs

At the time of this report, HVB AG′s Board of Managing Directors estimates the external transaction costs of the Spin-off to be approx. €15 million. HVB AG′s Board of Managing Directors is convinced that the benefits of the Spin-off justify these transaction costs.

3 BUSINESS DESCRIPTION OF HVB GROUP AND HYPO REAL ESTATE GROUP AFTER THE SPIN-OFF

3.1. The new HVB Group

After the Spin-off HVB Group will position itself as the "Bank in the Heart of Europe" and will concentrate on European business with retail and corporate customers supplemented by customer-oriented capital markets business. Core markets will continue to be Germany, Austria as well as Central and Eastern Europe where HVB Group with its 2,104 offices and approx. 8.5 million customers has the largest network. Activities that are not part of its core business and those outside of Europe will be redimensioned to the extent it is possible and makes sense to do so. Group units will be more extensively integrated. The ultimate goal is to restore operating profitability and a stronger capital base with a core capital ratio of up to 7% in accordance with BIS (*Bank für Internationalen Zahlungsausgleich*) (Bank of International Settlement, *"BIS"*) by the end of 2003.

Activities and assets that are not part of the core business of HVB Group will continue to be scrutinized with a view towards a possible divestment insofar as such divestment would be economically sensible.

The reduction in HVB Group´s shareholders´ equity associated with the Spin-off is reflected in the new shareholders´ equity of Hypo Real Estate Holding. Not taken into consideration are effects from the as yet not complete final consolidation of companies consolidated prior to the Spin-off.

With regard to the Foreign Portfolio that HVB AG plans to transfer outside of the Spin-off, the following pro-forma table assumes that it will be physically transferred to Hypo Real Estate Group. The table corresponds to the segment reporting in HVB Group´s consolidated financial statements as of December 31, 2002 (see also Notes (21) to the Group Financial Statements). With regard to the Foreign Portfolio, however, credit derivatives could also be used to effect a partially synthetic transfer. The final provision was not yet determined as of the date the Spin-off report was set up.

Hypo Real Estate Group´s shareholder capital was computed as the balance of Hypo Real Estate Group´s revalued assets and liabilities taking into consideration the presently anticipated transaction structure. In so doing, future measures like additional capitalization or the ring-fencing by HVB AG have not yet been considered.

Income statement (new HVB Group)

€ millions	2002	2001	% change
Net interest income	5,936	6,667	-11.0%
Provisions for losses on loans and advances	3,292	1,783	84.6%
Net commission income	2,672	2,860	-6.6%
Trading profit	787	593	32.7%
General administrative expenses	6,896	7,484	-7.9%
Balance of other operating income and expenses	180	434	-58.5%
Operating profit/loss	-613	1,287	
Net income from investment	587	464	26.5%
Amortization of goodwill	395	321	23.1%
Additions to provisions for restructuring	283	9	
Other income and expenses	-149	-133	-12.0%
Net income before taxes	-853	1,288	

Balance sheet data (new HVB Group)

€ millions	2002	2001	% change
Assets held for trading purposes	85,252	69,210	23.2%
Loan volume	366,814	377,951	-2.9%
Total provisions for losses on loans and advances	12,670	11,813	7.3%
Deposits from other banks	131,437	123,689	6.3%
Amounts owed to other depositors	144,758	162,724	-11.0%
Promissory notes and other liabilities evidenced by paper	143,389	178,992	-19.9%

Capital (new HVB Group)

€ millions	2002	2001	% change
Core capital allocation (KWG)	17,337	17,538	-1.1%
Shareholders´ equity (average)	15,926	16,131	-1.3%

3.1.1 Survey of business segments


HVB Group
Group Corporate Center
Germany
Austria & CEE
Corporates & Markets
Systems
Shared Services

The "Bank in the Heart of Europe" has three business segments supported by its Group Corporate Center:

1. Germany
2. Austria & CEE (Central and Eastern Europe)
3. Corporates & Markets.

HVB Group will conduct regional, European customer business with private, commercial and mid-size corporate customers in the business segments Germany and Austria & CEE (Central and Eastern Europe). The Corporates & Markets business segment bundles core capital markets competencies to enhance value creation for institutional and multinational customers as well as mid-size companies.

3.1.2 The Germany business segment

The Germany business segment combines the German retail customer business - including private banking activities, asset management and private real estate financing - with business with mid-sized corporates.

In 2002, services for German retail customers were consolidated under the HypoVereinsbank brand. This will help generate cost savings in marketing and back office operations as well as further synergies through optimising its branch network to around 800 offices. The range of products and services includes branches with a variety of access options such as telephone and internet banking, and is supplemented by the services of its direct broker DAB Bank. This comprehensive spectrum of services makes HVB Group the market leader in multichannel banking. HVB Group has expanded its services by distributing of third-party investment funds (open architecture) including objective advisory service and selling insurance products of its exclusive partner, Münchner Rückversicherungs Gruppe (Munich Re).

After the Spin-off, private real estate financing will continue to be among the services offered by HVB Group.

HVB Group maintains business connections to over 400,000 of the 3 million potential corporate customers in Germany. It views itself as the leading bank for companies and

entrepreneurs. Its core competence is corporate financing within the scope of its integrated Corporate Finance approach.

With approx. €70 billion in assets under management in Germany as of December 2002, and in particular with its Activest mutual fund company, HVB Group is one of the premier German asset managers.

Income statement (Germany business segment)

€ millions	2002	2001	% change
Net interest income	2,954	3,066	-3.7%
Provisions for losses on loans and advances	1,853	915	
Net commission income	1,187	1,442	-17.7%
Trading profit	3	18	-83.3%
General administrative expenses	3,189	3,507	-9.1%
Balance of other operating income and expenses	28	401	-93.0%
Operating profit/loss	-870	505	
Net income from investment	-99	3	
Amortization of goodwill	215	139	54.7%
Additions to provisions for restructuring	212	0	
Other income and expenses	-11	-14	21.4%
Net income before taxes	-1,407	355	

Balance sheet data (Germany business segment)

€ millions	2002	2001	% change
Assets held for trading purposes	54	32	68.8%
Loan volume	176,732	187,781	-5.9%
Total provisions for losses on loans and advances	5,222	4,212	24.0%
Deposits from other banks	1,629	3,416	-52.3%
Amounts owed to other depositors	54,509	58,545	-6.9%
Promissory notes and other liabilities evidenced by paper	107	115	-7.0%

Capital (Germany business segment)

€ millions	2002	2001	% change
Core capital allocation (KWG)	7,211	7,413	-2.7%
Shareholders´ equity (average)	6,624	6,818	-2.8%

3.1.3 The Austria & CEE business segment

In Austria HVB Group is represented by Bank Austria Creditanstalt AG („BA-CA"), the leading banking group in the country. The legal integration of the two predecessor banks, Bank Austria and Creditanstalt, in the summer of 2002 has again enhanced value added and

service potential for its customers. Its 1.7 million customers can now enjoy an optimised range of products and services at over 400 Austrian branch offices.

BA-CA is strongly present in asset management as well as service to institutional clientele in Austria and the CEE through Capital Invest die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna and Asset Management GmbH, Vienna. It offers private banking services through the rich in tradition Schoellerbank AG, Vienna and Bankprivat AG, Vienna.

In the dynamic growth markets of Central and Eastern Europe HVB Group operates the largest banking network with subsidiaries in 15 countries.



	outlets	total assets
Baltics	3	€250m
Russia	14	€2,420m
Poland	561	€10,910m
Czech Rep.	24	€3,940m
Slovakia	18	€990m
Ukraine	1	€70m
Hungary	34	€2,450m
Slovenia	6	€760m
Croatia	82	€2,040m
Romania	6	€550m
Bosnia-Herz.	2	€10m
Serbia-Mont.	1	€100m
Bulgaria	156	€540m
CEE	**908**	**€25bn**

EU-Transition countries 2004

This includes the more than 550 offices of Bank BPH PBK, Poland's third largest bank, in the most important market of the region, where the HVB Group services about 2.7 million customers.

With a broad range of operations, from retail and corporate customer business to leasing and investment banking, HVB has a distinct competitive edge over its competitors. In all it serves about 3.3 million customers in over 900 offices in Central and Eastern Europe thus establishing HVB Group as the leading network bank in this European growth region. Further nationwide expansion has already initiated and the aim is to increase the number of HVB Group's private customers in the region from today's 3.3 million to over 4 million over the next few years. In this way HVB Group is accompanying the dynamic convergence and catch-up process of the Eastern European markets as they head towards the European Union.

Income statement (Business segment Austria & CEE)

€ millions	2002	2001	% change
Net interest income	1,968	1,999	-1.6%
Provisions for losses on loans and advances	511	644	-20.7%
Net commission income	1,044	994	5.0%
Trading profit	91	170	-46.5%
General administrative expenses	2,226	2,565	-13.2%
Balance of other operating income and expenses	24	32	-25.0%
Operating profit/loss	390	-14	
Net income from investment	44	-24	
Amortization of goodwill	111	140	-20.7%
Additions to provisions for restructuring	2	9	-77.8%
Other income and expenses	-2	-3	33.3%
Net income before taxes	319	-190	

Balance sheet data (Business segment Austria & CEE)

€ millions	2002	2001	% change
Assets held for trading purposes	2,923	1,924	51.9%
Loan volume	79,529	85,967	-7.5%
Total provisions for losses on loans and advances	3,566	3,420	4.3%
Deposits from other banks	6,618	9,995	-33.8%
Amounts owed to other depositors	55,607	58,742	-5.3%
Promissory notes and other liabilities evidenced by paper	6,626	7,273	-8.9%

Capital (Business segment Austria & CEE)

€ millions	2002	2001	% change
Core capital allocation (KWG)	3,601	3,870	-6.9%
Shareholders´ equity (average)	3,308	3,560	-7.1%

3.1.4 The Corporates & Markets business segment

Corporates & Markets links the entire capital markets expertise in the Group with the strong European customer franchise and thus efficiently implementing the concept of an "Integrated Capital Markets Bank". By integrating complex customer needs, products and processes - complemented by global market access - HVB Group has combined its relationship-approach with the entire value chain in a single business segment. This enables HVB Group to operate in the market as a customer-oriented provider of financing and risk management solutions for mid-caps tapping the capital market, multinationals and institutionals. Corporates & Markets has positioned itself as a specialist for structured capital market solutions and acts as a strong intermediary between the customer and the capital market. It thus offers investors worldwide access to excellent investment options.

As a specialist for securitization and risk transfer, this business segment offers its expertise in this area not only to external customers but it also acts as a center of competence for HVB Group within the scope of efficient balance sheet and refinancing management.

Income statement (Business segment Corporates & Markets)

€ millions	2002	2001	% change
Net interest income	1,382	1,868	-26.0%
Provisions for losses on loans and advances	919	394	
Net commission income	418	407	2.7%
Trading profit	699	386	81.1%
General administrative expenses	1,395	1,372	1.7%
Balance of other operating income and expenses	30	4	
Operating profit/loss	215	899	-76.1%
Net income from investment	-267	-40	
Amortization of goodwill	62	29	
Additions to provisions for restructuring	35	0	
Other income and expenses	-3	-7	57.1%
Net income before taxes	-152	823	

Balance sheet data (Business segment Corporates & Markets)

€ millions	2002	2001	% change
Assets held for trading purposes	82,275	67,254	22.3%
Loan volume	107,312	101,487	5.7%
Total provisions for losses on loans and advances	2,303	1,810	27.2%
Deposits from other banks	130,007	122,295	6.3%
Amounts owed to other depositors	35,096	45,784	-23.3%
Promissory notes and other liabilities evidenced by paper	137,263	173,393	-20.8%

Capital (Business segment Corporates & Markets)

€ millions	2002	2001	% change
Core capital allocation (KWG)	5,644	5,502	2.6%
Shareholders´ equity (average)	5,185	5,061	2.5%

3.2 The new Hypo Real Estate Group

The target structure for Hypo Real Estate Group will consist of a stock exchange-listed holding company, Hypo Real Estate Holding AG (hereinafter also referred to as "Hypo Real Estate Holding"), and, assuming the integration of WestHyp into HRE being considered, three economically independent operating entities each of which will be adequately capitalized and therefore have refinancing possibilities independent of one another:

- Hypo Real Estate Bank International including its shareholdings (see Section 3.2.1),
- Hypo Real Estate Bank in Germany, (see Section 3.2.2), and
- WürttHyp (see Section 3.2.3).

For technical and regulatory reasons, leading to a significantly more complex transaction structure, HVB AG´s domestic real estate financing investment portfolio and the USA portfolio, that is to be sold, are not a component of the Spin-off and the planned portfolio transfer.

Hypo Real Estate Bank International´s strategy aims at continuing and expanding HVB Group´s existing successful transaction-oriented foreign business practice. Hypo Real Estate Bank's task in Germany is to appropriately restructure the existing domestic portfolio. WürttHyp is to continue the successful practice of its existing business model and focus on its international business that has coverage stock potential (*deckungsstockfähiges Geschäft*).

Target structure after conclusion of all structural measures

A leading, international provider of commercial real estate financing activities will emerge in the form of the Hypo Real Estate Group. At the time of the Spin-off, the organizational structure will not yet be optimised because of the complex process (see chart in Section 2.3.2). The target structure, however, anticipates a separation between domestic and foreign units. Consequently, consideration is presently being given to transfer Assumij Beheer B.V., which holds the shares in FGH, and PBI Lux to Hypo Real Estate Bank International and WestHyp to Hypo Real Estate Bank. In addition, consideration is also being given to merging HRE and WestHyp after the Spin-off if the necessary prerequisites are met.


HVB
Shareholders
HVB AG
Hypo Real Estate
Holding
Hypo Real Estate Bank International
(HVB Bank Ireland)
WürttHyp
Hypo Real Estate Bank
in Germany
(HRE and WestHyp)3)
REC-London
(1)
REC Paris
REC Mailand
REC Iberia
Mortgage
Inc. USA(2)
FGH
PBI
Lux

[1] REC = „Real Estate Capital" foreign corporations.
[2] In foundation.
[3] In view of the contemplated transfer of the 75% shareholding in WestHyp to HRE as well as the subsequent merger of WestHyp with HRE under consideration, Hypo Real Estate Bank in Germany for reasons of simplicity is already shown in this diagram as a single unit.

The structure shown takes into consideration both the proven business model of the foreign units consolidated into Hypo Real Estate Bank International and WürttHyp, as well as the restructuring requirements on the future Hypo Real Estate Bank in Germany. Moreover a lean organization will be created that should earn significantly more than its cost of capital after the German portfolio is restructured.

The primary advantages of the targeted organizational structure lie in the clear focus of existing resources on the respective core competences of the operating entities. This should lead to a profitability oriented organization that can take strong action. In addition, the legal separation within the framework of the organizational structure avoids cross-subsidization between the entities. This results, among other things, in increased transparency regarding the performance of the operating entities and consequently leads to the future reallocation of assets and equity to the most profitable areas on a risk-weighted basis.

Further, the increased transparency with respect to the individual business areas will lead to adequate credit ratings and thus improve the Group´s refinancing possibilities.

The following pro-forma numbers assume the creation of the new Hypo Real Estate Group after the completed Spin-off and the associated transfer of the relevant foreign real estate financing portfolios.

HVB Group´s consolidated financial statements as of December 31, 2002 already refer the new Hypo Real Estate Group as an independent group separate from HVB Group.

The goodwill and/or differences on the liabilities' side arising at Hypo Real Estate Group will have to be valued in future years in accordance with the relevant IFRS (International Financial Reporting Standards) rules. The shareholders' equity of Hypo Real Estate Group was calculated in light of the anticipated transaction structure as the balance of revalued assets and liabilities of the new group. In so doing, future measures such as additional capitalization or the ring-fencing taken by HVB AG are not yet considered (see notes (21) to HVB Group's consolidated financial statements as of 31.12.2002).

With respect to the businesses to be transferred from HVB AG outside the Spin-off, the following pro-forma report assumes their physical transfer to Hypo Real Estate Group. The report likewise corresponds to the segment reporting in HVB Group's consolidated group financial statements as of December 31, 2002. However, instead of the assumed physical transfer, credit derivatives can be used to effect a synthetic transfer. The final solution was not yet determined at the date the Spin-off report was set up (see also Section 3.3).

Income statement (Hypo Real Estate Group)

€ millions	**2002**	**2001**	**% change**
Net interest income	736	804	-8.5%
Provisions for losses on loans and advances	505	291	73.5%
Net commission income	12	17	-29.4%
Trading profit	0	-1	
General administrative expenses	254	247	2.8%
Balance of other operating income and expenses	14	52	-73.1%
Operating profit/loss	3	334	-99.1%
Net income from investment	62	66	-6.1%
Amortization of goodwill	0	0	
Additions to provisions for restructuring	3	10	-70%
Other income and expenses	-2	-3	33.3%
Net income before taxes	60	387	-84.5%

Balance sheet data (Hypo Real Estate Group)

€ millions	**2002**	**2001**	**% change**
Assets held for trading purposes	0	0	
Loan volume	123,505	126,884	-2.7%
Total provisions for losses on loans and advances	1,510	1,039	45.3%
Deposits from other banks	21,550	15,580	38.3%
Amounts owed to other depositors	10,216	9,150	11.7%
Promissory notes and other liabilities evidenced by paper	131,103	135,236	-3.1%

Capital (Hypo Real Estate Group)

€ millions	2002	2001	% change
Core capital allocation (KWG)	3,182	3,356	-5.2%
Shareholders´ equity (average)	2,923	3,087	-5.3%

The following is a more detailed description of the structure and business model of Hypo Real Estate Group's three operating business entities.

3.2.1 Hypo Real Estate Bank International

3.2.1.1 The future distribution network

HVB Bank Ireland will serve as the nucleus for the newly established Hypo Real Estate Bank International and the associated commencement of the foreign business. HVB Bank Ireland is currently active in the business of structured financings and treasury services for corporate customers. The inclusion of HVB Bank Ireland in the Spin-off process offers the advantage of having recourse to an established company licensed to offer the full range of banking services and being able to position Hypo Real Estate Bank International at an international, Anglo-Saxon oriented location. The existing organizational structures within HVB Bank Ireland will allow Hypo Real Estate Bank International to immediately commence business operations after the Spin-off and to establish international offices even before the Spin-off takes effect. This is subject to approval by the Central Bank of Ireland. HVB Bank Ireland's previous business is to be transferred to HVB Group.

The international real estate financing units operating within Hypo Real Estate Bank International, which were formerly part of HVB Group conduct commercial real estate financing activities in Europe and the USA.

As part of the customer management process, customers will be actively serviced by their respective assigned distribution unit and the engagement will then be processed and monitored by the credit management unit. Regional distribution units will give due consideration not just to their respective markets and/or customers but also to their respective national law. As of now bases have been set up in Great Britain, USA, Spain, France, Italy and Sweden. In the future there will also be a distribution unit in Munich that, in addition to marketing responsibilities for Germany, will also get the market responsibilities formerly carried out in the countries covered by the „Cross-Border/Kontinentaleuropa" (Central and Eastern Europe Team - CEE) unit. To the extent the contemplated transfers of other foreign units are carried out, Hypo Real Estate Bank International will be active in The Netherlands through its subsidiary FGH Bank N.V. Pfandbriefbank International S.A., Luxembourg, („PBI Lux") will then likewise belong to Hypo Real Estate Bank International.

The distribution structure in Great Britain, France, Italy and Spain is characterized by representation in the market through independent subsidiaries ("Real Estate Capital"-companies – "REC"). Distribution and credit management will take place - within the statutory framework - in these countries through the subsidiaries. These will acquire, arrange and structure financings for their likewise existing branches as well as for third parties and will assume portfolio administration and monitoring of the portfolio. Financings will be booked in the branches after corresponding permission is given by the bank´s internal executive board.

The REC London was established in Great Britain in 1991 and currently manages a portfolio of just about £8 billion. The business model has also been practiced in France since 2000 where REC Paris manages a portfolio volume of about €4.4 billion. As testimony to the success of the business model being used, neither write-offs nor additions to risk provisions have been necessary in either country. REC Milan in Italy (2001) and REC Iberia in Spain were only recently established. HVB AG today operates subsidiaries at all locations where not only financing activities of the "Real Estate" business segment but also business of the "Corporates & Markets" segment are booked. In the future, Hypo Real Estate Bank International will establish its own offices at these locations.

In other countries there are other offices for the international business such as in New York for the USA market and Stockholm for the Scandinavian market. In the future Hypo Real Estate Bank International will operate its presence in the US market either through a subsidiary or a newly established branch office. HVB AG's USA real estate financing portfolio will not be transferred but rather will remain with HVB AG since the plans are to sell it. Employees of today's USA team will move over to the new unit. The new unit will also assume responsibility for servicing the US portfolio that will initially remain with HVB AG.

An office will also be established in Stockholm to which employees of the existing team will be reassigned. Likewise, it is intended to transfer the Scandinavian portfolio.

The Munich branch office will conduct distribution for Germany and the CEE countries. In the past, marketing responsibilities for Germany was covered by decentralized distribution units of the domestic area of the Real Estate business segment. There is a "Real Estate Investment Banking" unit in Munich that offers structured finance and investment products in association with the decentralized units for German business corresponding to the international business organization. "Real Estate Investment Banking" includes financial advisory including work on M&A projects, structuring and syndications of large financings and mortgage-backed certifications. Employees from this team will be reassigned to Hypo Real Estate Bank International and will take up German distribution responsibilities out of the Munich office. The "Cross-Border/Continental Europe" unit that had been part of the international business was performing distribution duties for the markets without local offices and concentrated especially on advising international investors active in the Central and Eastern European economic zone. It is expected that its portfolio will be transferred and the team employees will be reassigned to the new Munich office of Hypo Real Estate Bank International.

The Dutch FGH that currently manages a portfolio of about €4.6 billion specializes in financing commercial and residential real estate. Besides investors of various sizes, the bank's clientele also includes real estate developers and corporates.

As a pure bank for mortgage-bonds (*Pfandbriefe*), PBI, Luxembourg, is focussed on municipal loans in Europe and in other OECD countries (current total assets of about €6.2 billion). PBI Lux offers its services on governmental as well as local scale and in so doing restricts its investments to countries that have at least an "AA" rating. In the future its municipal lending business will play a subordinate role. Accordingly, the new business planning in this area will be reduced. PBI will round out the Group's funding activities through the use of the special refinancing possibilities in Luxembourg.

3.2.1.2 The portfolio structure

Last year, HVB AG's foreign commercial real estate financing portfolio to be transferred was valued at about €11.3 billion. The portfolio structure can be subdivided according to several criteria such as type of property, type of customer and regional breakdown as shown in the following charts.

Breakdown by property type


Office buildings
47%
Retail/Shopping 21%
Residential building
complexes 15%
Logistic/warehousing
9%
Hotels 1%
Properties 1%
Other 6%

A breakdown by type of property shows that almost 50% of the portfolio is invested in the office area. Other large portions are in commercial/shopping/retail properties (21%) and larger residential building projects (15%).

Breakdown by customer type


Investors
78%
Developers
13%
Other 9%

The type of customer represented in the portfolio is dominated above all by investors who make up 78% of the total.

Breakdown by regions

From a regional perspective, Great Britain, The Netherlands and France are by far the largest markets for the new entity and contribute substantially to earnings.


UK
39%
Netherlands
29%
France
17%
Italy
8%
Sweden
3%
Cross-Border
4%

3.2.1.3 Business model and risk management

Business model

Hypo Real Estate Bank International's positioning aims at continuing HVB AG's proven, successful international business model. The focus lies on a transaction- rather than a relationship-driven business policy. It is based on a detailed risk evaluation of each individual transaction in which each transaction must be in a position to carry its own risk. Profitability and risk adequacy take precedence in this context ahead of volumes or market share. There are expected to be around 200 transactions carried out annually with an average volume of about €50 million for investors, corporates and, to a lesser extent, for developers. These transactions are expected to be marketable, in other words, they will be syndicated, out-placed and certificated to a large extent.

Target customers are first-class major customers and mid-size customers with high growth potential and with the object company's credit quality consistent with the customer's rating. The tightly networked collaboration of departments will result in an integrated, rapid course of business and efficient cost management. In addition, the focus will be on optimizing the cost structure by dismantling certain levels of hierarchy after a successful Spin-off. As part of strategic market observations and analyses there will be on-going review of the marketing and local strategy. In the past, these factors already led to a strengthening of the market position in all foreign locations. Success was assured by know-how, efficiency and the capabilities of the local teams. The market confirms the validity of the success factors listed: since entering the international real estate financing business in 1989 there have been only minor additions to risk provisions and write-offs.

Due to the focus on international and commercial real estate customers, Hypo Real Estate Bank International's product range exceeds by far the classic real estate financing. It ranges from financing complex real estate projects with large volume and advisory for the acquisition or sale of real estate portfolios and companies on to structuring direct or certificated investment possibilities in securities with real estate holdings. The comprehensive product range including one-stop financing, structuring and advisory services offers important competitive advantages. In so doing, the aim will be to further develop the strategic approach of focussing on sophisticated real estate investment products.

Risk management

Increasingly, finely honed risk management has become one of the key factors for success in the market. The underlying conservative risk policy is transaction-related and cash-flow oriented. Moreover, clear opportunity and risk profiles of markets, properties, tenants and cash-flows are among the central components of profitability analysis and real estate appraisal to consider for meeting the requirements of greater transparency in the real estate business.

In the past, the international business succeeded in keeping inherent portfolio risk to a very low level by its outstanding risk management. As an evidence, no considerable loan losses were recorded in the international business up to now.

3.2.1.4 Outlook

The strong focus that the business model of the new Hypo Real Estate Group will bring to bear on international business can be justified by the manifold opportunities in the international markets. Compared to the German market, many European regions are developing more dynamically and are displaying more attractive risk/reward ratios. The collateralized loan default rates are lower, the markets are more transparent and less regulated. Thus, in addition to the basic possibility of portfolio diversification in various markets, the international concentration can be put down to, among other things, greater market growth and higher potential margins at a comparable degree of risk. The management team at Hypo Real Estate Bank International is convinced that the structure chosen for international business will maintain a leading international position and add to the success this business area has enjoyed in the past.

3.2.2 Hypo Real Estate Bank in Germany

3.2.2.1 Future orientation

HVB Real Estate Bank AG („HRE“), Munich, is the result of the merger of Bayerische Handelsbank AG, Nürnberger Hypothekenbank AG and Süddeutsche Bodencreditbank AG. HRE's investment portfolio includes all the sorts of business done by traditional mortgage banks that concentrate on domestic business.

HVB Real Estate Bank AG, Munich, is a mortgage bank with mixed banking privilege and offers commercial customers the entire range of services of a real estate bank such as mortgage lending, structured financing, syndications and advisory services.

Westfälische Hypothekenbank AG, Dortmund, emerged in 1961 from Thüringische Landes-Hypothekenbank. It has a mortgage loan portfolio valued at more than €9 billion and in past years has been increasingly focussing on real estate financing business with commercial partners. In recent years it concluded more than 50% of its new business abroad, mostly in The Netherlands and Great Britain. To streamline the course of business processes a potential transfer of WestHyp's Dutch real estate financing business to FGH is currently under review.

With its portfolio of municipal loans valued at over €15 billion as well as approx. €15 billion in bonds and debentures, WestHyp also operates a successful capital markets business with innovative products based on mortgage bonds. It has specialized in structuring first-class,

mostly "AAA" rated, widely diversified, European and North American mortgage-backed securities portfolios as well as the partial assumption of portfolio-inherent credit risk in connection with the governmental lending business. In this context it uses its competence in real estate and government financing and its many years of experience in developing and using structured products in order to generate new potential for value creation under a risk-reward perspective on the assets and liabilities side. These transaction volumes amount to about €1 billion annually.

3.2.2.2 Portfolio structure

In combination the two units manage a portfolio with a total value of about €89 billion. The mortgage portfolio included in that amount is worth about €43 billion and mostly derives from HRE´s investment portfolio.

Breakdown by type of product


Municipal loans
52%
Commercial real
estate
19%
Residential
29%

Just over 50% of the portfolio comes from municipal lending. The mortgage investment portfolio is composed predominantly of residential construction as opposed to commercial buildings.

Breakdown by type of commercial property


Hotels 6%
Other 6%
Warehouse/Logistics/
Manufacturing
9%
Office buildings
48%
Retail trade
31%

Office buildings and retail comprise almost 80% of the portfolio.

3.2.2.3 Business model and strategic positioning

The German real estate market is characterized by little growth, declining property values - especially in the former East Germany - and by a history of low profit margins. For this reason, the future Hypo Real Estate Bank and WestHyp are in considerable need of restructuring.

Consequently, both entities will first give urgent priority to restructuring their existing loan portfolios with the goal of reducing risk assets while simultaneously improving portfolio earnings. To that end an active loan reduction process will be introduced in the commercial real estate area. Both entities will apply the risk management process used successfully in the international business.

In addition, within the framework of the general restructuring, they will seek to reduce operating costs through increases in efficiency. At the same time, restricting new business and prolonging only those existing loans that promise acceptable earnings margins should also significantly improve average margins both over the medium and long term.

New domestic real estate financing business will be consistent in its orientation to market conditions and institutional ratings. This will ultimately lead to new business in the real estate financing area for the present being restricted exclusively to necessary loan prolongations since Hypo Real Estate Group's management team today assumes that new business with attractive margins will probably be achievable only in the medium term.

Since the municipal lending offers only small lending margins and refinancing has become more expensive, the future Hypo Real Estate Bank together with WestHyp will refrain from new business in this segment. In the future, therefore, municipal lending will not longer be part of its core activities.

The portfolio of smaller residential construction financings will also be allowed to expire.

3.2.2.4 Outlook

In contrast to the international markets already discussed, the German market has created a considerable need for domestic restructuring. In addition, from today's perspective the general economic downturn allows no reason to expect improvement in the short term. Until now the competition, partly in view of existing over-capacities, has reacted with mergers and reorientations (e.g. Eurohypo, DePfa/Aareal).

The discussion and implementation of the Bank for International Settlement's new capital requirements ("BIS") ("Basel II") have led to increased risk sensitivity in the credit markets. It is expected that the differentiated estimation of credit risks in the market will result in higher costs of credit and thus higher margins will eventually prevail in the market. This expectation will be further raised by the fact that public credit institutions will have to recalculate their credit terms when state guarantees are ended in 2005. In the past, state guarantees were an essential prerequisite for favourable credit terms granted by public lending institutions. With the end of this competitive distortion by abolition of the privileged position of public credit institutions, the realization of reasonable margins in the market will be increased.

Hypo Real Estate Group´s designated management team is convinced that after restructuring and reducing their portfolios while simultaneously implementing the international business model, Hypo Real Estate Bank and WestHyp will be in a position to exploit the opportunities and widening margins the market will later offer and to generate profitable business.

3.2.3 Württembergische Hypothekenbank

3.2.3.1 Future orientation

Württembergische Hypothekenbank AG („WürttHyp“) with its registered office in Stuttgart was established in 1867 and at the end of 2002 had a mortgage and municipal lending portfolio valued at about €26 billion. WürttHyp began the restructuring of its domestic portfolio as early as the mid-1990´s and has been consistently exploiting profitable foreign real estate financing opportunities since 1989. Thus in 2002, for example, more than 96% of its new mortgage business was generated abroad (2001: 86%). At the same time, it consistently reduced its engagements in the area of lower-margin lending to municipalities.

The proven distribution model relies on close cooperation between its representatives in foreign target markets and its units in Stuttgart responsible for loan processing and decision making as well as portfolio supervision. WürttHyp´s narrowly defined product range has led to a market position in the low-risk long-term financing segment that is recognized for its reliability. Attesting to the low risk of this business model is the fact that since commencing its business in this segment at the beginning of the 1990´s, none of its loans have become distressed, there have been no write-downs and no additions to risk provisions. The quality of the loan portfolios is constantly reviewed by intensive portfolio supervision.

3.2.3.2 Portfolio structure

WürttHyp has a total investment portfolio of €26 billion.

Breakdown by product type


Residential
14%
Commercial real estate
25%
Municipal loans
61%

About 2/3 of the mortgage loan portfolio of €10 billion fall into the commercial category and 1/3 are residential finance.

Breakdown by property type


Office buildings
58%
Retail
34%
Other 6%
Logistics/
warehousing 1%
Hotels
2%

Office and retail buildings make up more than 90% of WürttHyp's portfolio.

Breakdown of the commercial portfolio by region


Germany
53%
UK
22%
Other Europe 4%
France 8%
Sweden 5%
Netherlands 8%

Years of advancing the portfolio's foreign business into numerous countries have produced a high level of country diversification (Germany 53%, foreign countries 47%) that has achieved the goal of smoothing swings in national real estate business cycles.

3.2.3.3 Business model and strategic positioning

WürttHyp plans to continue with the business model that has been successful up to now and will continue its application as an integral component of the Hypo Real Estate Group. The basis for WürttHyp's success is its low-risk structuring of loans and consistent risk management. In this context, its business will focus on mortgage loans. On the international level, the bank will acquire new business both in its own name and through Hypo Real Estate Bank International and thus represents together with PBI Lux the conduit for Hypo Real Estate Bank International's mortgage-backed lending. WürttHyp uses its expertise in low-cost refinancing of international mortgage loans through mortgage bonds and combines this

refinancing base with securitization, capital markets business and issue of unsecured debentures. In this context domestic mortgage lending is booked only within the framework of feasible risk-adjusted prices and thus aims to secure long-term profitability.

In addition, because of the small lending margins and the increasing expense for refinancing, WürttHyp will refrain from engaging in new municipal lending.

3.2.3.4 Outlook

WürttHyp will continue to apply its successful system of controlling risks in order to permanently maintain the low risk profile of its portfolio even as it pursues further growth. The securitization of loan portfolios will add to the reduction of cyclical risks from its loan portfolio. The effects of Basel II are already being simulated and will be applied in the future to optimize the loan portfolio.

The distribution control unit subjects new business to the risk adequate pricing discipline of the international capital markets to enable it to be securitized smoothly. Because of the narrowly defined product range, its lean management and administrative structures will remain. WürttHyp´s independent refinancing base, above all in mortgage bonds, will be further expanded while it continues to reduce its exposure to municipal lending. In capital market activities risks related to interest rate changes and market price will be maintained at a low level. WürttHyp will develop its capital markets business further insofar as it is closely related to its core business (international mortgage lending).

3.3 Relationships between HVB Group and Hypo Real Estate Group after the Spin-off

The Spin-off is being prepared under the roof of DIA GmbH by several internal restructuring measures within HVB Group that lay the groundwork for the future establishment of Hypo Real Estate Group. Principally, it provides for the Spin-off to create two entities that are completely separate and independent of each other. In particular, there will be no interlocking personnel ties between HVB Group and the new Hypo Real Estate Group; however, a member of the Supervisory Board of HVB AG is proposed to act as one of the Supervisory Board members of the new Hypo Real Estate Group; after the Spin-off has taken effect, this Supervisory Board member is, however, to resign his board membership at HVB AG. All units will be furnished with all required equity capital, refinancing possibilities, employees, rights and contractual relationships. After the Spin-off has taken effect, Hypo Real Estate Group will be able to operate in the market fundamentally independent of HVB Group. In order that Hypo Real Estate Group may use the part "Hypo" in its name, HVB AG, HRE and HVB Bank Ireland have accordingly entered into an agreement on the coexistence of this name component. Hypo Real Estate Holding will accede to that agreement.

In certain areas Hypo Real Estate Group will continue to draw on the services of HVB Group companies at arm´s length after the Spin-off. This will affect, in particular, the use of services in the classic banking business such as payment settlements, money and currency transactions. Vice versa, there will also be service relationships between Hypo Real Estate Group and HVB Group under which Hypo Real Estate Group renders services to HVB Group at arm´s length.

Credit relationships

After the Spin-off there will also be credit relationships between HVB AG and the entities of Hypo Real Estate Group that could be both short and long-term in nature. For example, HVB AG will retain a loan for €200 million with DIA GmbH. In addition, HVB AG may act as a counterparty in interbank deals.

Furthermore, HVB AG will act as a counterparty in the derivative business. Hypo Real Estate Group will be treated like every other external counterparty and all deals will be executed at arm's length.

Moreover Hypo Real Estate Group has existing relationships to HVB AG through its capital markets activities in which, for example, HVB AG has acted as lead manager or arranger of securities placements or as market maker in trading the securities of companies in the Hypo Real Estate Group. Plans are for it to continue to perform these functions.

HVB AG has also obligated itself to HRE to provide ring-fencing for credit risks as discussed under Section 4.5.3 below.

Pursuant to § 133 of the Company Reorganization Act (*UmwG*) Hypo Real Estate Holding is jointly and severally liable as the rights assuming entity for HVB AG´s liabilities that accrued prior to the effective date of the Spin-off.

During a transition phase HVB Group will be prepared to make liquidity available to Hypo Real Estate Group at at arm´s length to supplement the market refinancing possibilities of the member companies of Hypo Real Estate Group.

Service agreements

HVB AG intends to transfer the portfolio of foreign commercial real estate loans worth about €11.3 billion to Hypo Real Estate Bank International (see Section 2.3.3.2). If the transfer of the portfolio of foreign commercial real estate financing activities is done exclusively or partially through the use of derivatives, Hypo Real Estate Group in regard to this particular part will assume certain tasks of the ongoing processing of the lending commitments. This would be done under a service agreement that would provide a due market compensation for Hypo Real Estate Group.

The existing service agreements between HVB Group and individual companies of Hypo Real Estate Group may be maintained during a transition period to allow Hypo Real Estate Group to set up its own service units. This affects above all the IT services. Service agreements with individual companies of HVB Group that provide services to third party firms will be continued at arm's length as part of normal business relationships.

Vice versa, until further notice, Hypo Real Estate Bank International in New York will service the US portfolio remaining with HVB AG. This will be done pursuant to a service agreement under which Hypo Real Estate Bank International will receive market rates of compensation.

Jointly held shareholdings of HVB Group companies and Hypo Real Estate Group companies, that overall have no material economic significance, will continue until further

notice. The same applies to lease agreements between companies of HVB Group and companies of Hypo Real Estate Group.

Hypo Real Estate Group companies will remove themselves from coverage under group insurance policies as soon as possible and will conclude new insurance contracts.

4 THE LEGAL AND FINANCIAL STRUCTURE OF THE HVB GROUP AND THE HYPO REAL ESTATE GROUP FOLLOWING THE SPIN-OFF

4.1 The legal structure of HVB AG following the Spin-off

4.1.1 Board of Managing Directors

No changes to the Board of Managing Directors of HVB AG will result from the Spin-off (see Section 1.3 for further details).

4.1.2 Supervisory Board

In so far as the general shareholders meeting of HVB AG on May 14, 2003, accepts the proposals regarding the election to the Supervisory Board of the shareholders' representatives as contained in the invitation to the general meeting of the shareholders, and in view of the fact that following the election of February 11, 2003, the worker representatives on the Supervisory Board are known, the composition of the Supervisory Board will probably be as follows:

Honorary Chairman of the Supervisory Board:

Dr. Maximilian Hackl

Supervisory Board:

Dr. Dr. h.c. Albrecht Schmidt, Chairman of the Supervisory Board of HVB AG,
Former Spokesman of the Board of HVB AG

Kurt F. Viermetz, Deputy Chairman of the Supervisory Board,
Former Vice-Chairman of J.P. Morgan & Co. Inc.

Peter König, Deputy Chairman of the Supervisory Board,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Dr. Manfred Bischoff,
Member of the Board of Managing Directors of DaimlerChrysler AG

Volker Doppelfeld,
Chairman of the Supervisory Board of BMW AG and former Member of the Board of Managing Directors of BMW AG

Klaus Grünewald,
Secretary of the Bavarian District of Vereinte Dienstleistungsgewerkschaft e.V.

Anton Hofer,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Max Dietrich Kley,
Deputy Chairman of the Board of Managing Directors of BASF AG

Friedrich Koch,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Hanns-Peter Kreuser,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Dr. Lothar Meyer,
Chairman of the Board of Managing Directors of ERGO Versicherungsgruppe AG

Herbert Munker,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Prof. Dr. Wilhelm Simson,
Chairman of the Board of Managing Directors of E.ON AG

Dr. Hans-Jürgen Schinzler,
Chairman of the Board of Managing Directors of Münchner Rückversicherungs-Gesellschaft Aktiengesellschaft

Dr. Siegfried Sellitsch,
Chairman of the Board of Managing Directors of Wiener Städtische Wechselseitige Versicherungsanstalt-Vermögensverwaltung

Prof. Dr. Dr. h.c. Hans-Werner Sinn,
President of the IFO-Institut für Wirtschaftsforschung

Maria-Magdalena Stadler,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Ursula Titze,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Jens-Uwe Wächter,
Employee of Vereins- und Westbank Aktiengesellschaft

Helmut Wunder,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft.

4.1.3 Shareholders

The Spin-off will not result in any changes to the shareholder structure (see Section 1.3 for further details).

4.2 The legal structure of the future Hypo Real Estate Holding

4.2.1 Articles of Association and capital stock of Hypo Real Estate Holding AG

The transferee will be a incorporation entered in the Commercial Register of Munich Local Court (*Amtsgericht*). The Articles of Association (hereafter also named "Articles") of the receiving company Hypo Real Estate Holding AG will be submitted to the shareholders of HVB AG in the General Meeting of Shareholders on May 14, 2003, as part of the Spin-off Plan and presented together for authorization. Below the Articles of Association of Hypo Real Estate Holding will be discussed in more detail.

Name, Registered Office (§ 1 of the Articles of Association)

The name of the newly formed incorporation established as the receiving company (transferee) in context with the Spin-off will be Hypo Real Estate Holding AG. The name expresses the fact that the business of the Hypo Real Estate Holding relates to real estate and that the company acts as a holding. The company will have its registered office in Munich, where the transferring company HVB AG is also registered.

Object of the Company (§ 2 of the Articles of Association)

The object of the company as laid out in the Articles expresses the fact that Hypo Real Estate Holding will act as a group-leading holding in the business of real estate financing. The provision makes clear that Hypo Real Estate Holding will not itself transact any business requiring authorisation by state authorities, in particular no banking or financial services business in accordance with the German Banking Act (*Kreditwesengesetz*, *KWG*).

Capital Stock and Shares (§ 3 of the Articles of Association)

The capital stock of Hypo Real Estate Holding amounts to €402,216,525.00 and is divided into 130,433,775 common bearer shares and 3,638,400 non-voting bearer preferred shares. All shares are no par shares with a notional amount of €3.00 in the capital stock of Hypo Real Estate Holding. Hence the ratio of the shareholder rights in Hypo Real Estate Holding per share shall correspond to the shareholder rights in HVB AG per share.

The Articles of Hypo Real Estate Holding additionally provide for an authorized capital. This authorized capital amounts up to €120,000,000.00 and is divided into 40,000,000 no par shares. In the event of capital increases, shareholders are in principle entitled to a subscription right, which may, however, be precluded under the certain preconditions specified in § 3 par. 2 of the Articles. These preconditions substantially conform with those of the corresponding regulations in the Articles of HVB AG.

The requested authorization for the issue of shares from the authorized capital against contribution-in-kind under exclusion of subscription rights is to increase the flexibility of the Board of Managing Directors of Hypo Real Estate Holding by having at its disposal at short

notice own shares of the company for the purchase of companies or parts of companies or of interest in companies without taking recourse to the stock exchange. Hypo Real Estate Holding will face global competition. Like its competitors, it therefore needs to be in a position at all times to act swiftly and flexibly in the markets in the interest of its shareholders. This includes the purchase of companies, parts of companies or interest in companies to improve its competitive position. Recent international economic developments have shown that ever larger units are affected by corporate mergers and in purchases of companies or interests in companies. The compensation to be paid in return is increasingly granted in the form of shares in the purchasing company. The authorization being proposed here is to give Hypo Real Estate Holding the flexibility required to make swift and flexible use of opportunities for the purchase of companies, parts of companies or interests on the basis of the business strategy presented in detail in this report.

The Board of Managing Directors of Hypo Real Estate Holding will be required to examine in each instance whether it wishes to avail itself of the authorization to effect a capital increase under exclusion of subscription rights, if opportunities for the purchase of companies or interests in companies become manifest. Shareholder subscription rights are to be precluded only if the purchase in exchange for shares is in the best interest of the company and its shareholders.

In addition, an authorization is proposed to preclude the subscription right in the event of a capital increase against cash contributions, whereby the conditions under § 186 par. 3 clause 4 AktG must be observed. In such a preclusion of subscription rights the shares to be issued may only be issued for a price not substantially lower than the share price on the stock exchange. In addition, the capital increase may not exceed the 10% of the existing capital stock. This authorization is to enable the Board of Managing Directors to use opportunities to sell shares, in particular to German and international institutional investors swiftly and decisively and grant the same membership of the company against payment of a cash contribution. In such cases, the Board of Managing Directors is to strive to keep the discount granted on the current share price on the stock exchange in the company as small as possible. This prevents economic disadvantage to the existing shareholders subject to the preclusion of subscription rights. They also have the option of purchasing additional shares on the stock exchange at almost the same price.

Under a preclusion of subscription rights, the fact that no technical execution of subscription rights is required, saves time, avoids costs and permits realisation of a higher issue price per share as the issuance of the shares is effected immediately after the issue price has been set. This reduces the placement risk and permits the Board of Managing Directors to react swiftly to favourable capital market situations. The resultant strengthening of the equity base will benefit the company and its shareholders.

Finally, the exclusion of subscription rights for fractional amounts eases the execution of a capital increase with subscription rights by the use of round sums.

Common Shares/Preferred Shares/Securitization (§ 4 of the Articles of Association)

This Article first states that bearer shares will be issued exclusively. It then specifies the terms of the preferred shares. In addition, the Articles include a provision governing the allocation of retroactive payment of the advance share in profits. These regulations correspond to the respective regulations in the Spin-off Plan (Section 7.1).

The preferred shares grant all rights to which shareholders are entitled, with the exception of voting rights. The non-voting preferred shares shall receive an advance share in balance-sheet net income for the year in the amount of €0.064 per share payable in arrears and a further share in net income in the same amount as ordinary shares. The claim to payment in arrears of the advance share in net income for the year is granted to preferred shareholders as a separate and independent legal entitlement. If the preferred amount is not or not fully paid in a particular year and the arrears are not paid in the following year in addition to the full preference, preferred shareholders shall have voting rights until the arrears are fully paid. Since preferred shareholders of HVB AG did not receive preference for the fiscal year 2002, they are already entitled to a payment in arrears against Hypo Real Estate Holding in the amount of €0.064 per preferred share as soon as Hypo Real Estate Holding is entered in the commercial register. If these arrears are not paid in the coming year in addition to the full preference for fiscal year 2003, the preferred shareholders will be entitled to a voting right under their shares until the arrears are paid.

In addition, the Articles avails itself of the legally granted option of precluding securitization of the shares. This is done subject to the restriction that securitization is not precluded under the rules of a stock exchange the share is listed. This saves the company the costs for printing and administration of its shares.

Board of Managing Directors and Legal Representation (§ 5 and 6 of the Articles of Association)

The number of members of the Board of Managing Directors is determined by the Supervisory Board. The Articles only stipulates a lower limit in § 5 under which the company must have at least two members of the Board of Managing Directors. This is common practice in large incorporations. The persons to be nominated for the Board of Managing Directors are specified in Section 4.2.2 of the report.

The legal representation of the company by two members of the Board of Managing Directors or one member of the same jointly with an executive holding a general power of attorney as provided in § 6 of the Articles is also common practice in large incorporations.

Supervisory Board, Tasks and Rights, Chairman and Resolutions (§ 7 to 10 of the Articles of Association)

The Articles first stipulates that the Supervisory Board comprises 3 members. This is intended to ensure a lean structure and efficient cooperation between the Supervisory Board and the Board of Managing Directors. The term of office of Supervisory Board members shall in general be five years, i.e. from the end of the General Meeting of Shareholders in which they were elected until the end of the General Meeting of Shareholders that votes on the discharge of the Supervisory Board for the fourth fiscal year after the beginning of their office term; the

year during which the office term commences is not included. Deviations only occur in the first year (see Report Section 4.2.3).

The tasks and rights of the Supervisory Board as stipulated in § 8 of the Articles correspond to those assigned by law. The Germany Stock Corporation Act (*AktG*) stipulates in § 107 that, after detailed determination in the Articles, a Chairman and at least one Deputy Chairman are to be elected from among the Supervisory Board members. § 9 of the Articles converts this legal regulation into a detailed determination. § 10 of the Articles regulates quoracy and the different forms in which members of the Supervisory Board participate in its meetings and decisions of the same can be passed.

Remuneration of Supervisory Board members (§ 11 of the Articles of Association)

According to § 113 par. 1 clause 2 AktG, the remuneration of Supervisory Board members can be stipulated in the Articles. This is done by § 11 of the Articles.

General Meeting, Convening the General Meeting and Attendance at the General Meeting (§§ 12 to 14 of the Articles of Association)

The provisions of §§ 12 to 14 of the Articles regulate the formalities of the location and convening of and attendance in General Meetings of the shareholders, thereby giving concrete form to the corresponding legal regulations of the AktG. This facilitates due convening of and attendance in General Meetings of the shareholders. The Articles provides the commonly applied forms of share depositing.

Voting Rights (§ 15 of the Articles of Association)

The Articles stipulates that every common share confers one vote. In addition, it presents a regulation for the event that the voting right of preferred shareholders, which is principally precluded, comes into effect. In this case, each preferred share also confers one vote.

Chairman of the General Meeting (§ 16 of the Articles of Association)

§ 16 par. 1 of the Articles designates the Chairman of the Supervisory Board as the chair of the General Meeting of Shareholders and, in his absence, his deputy. This is common practice. The same applies to the agenda competence of the chair stipulated in § 16 par. 2 of the Articles.

Resolutions of the General Meeting (§ 17 of the Articles of Association)

The legal majority requirements apply to the General Meeting resolutions. Only if no special majority requirements deviating from the same are stipulated by law, the regulation according to § 17 par. 1 of the Articles shall apply. In addition, § 17 par. 2 of the Articles includes a regulation for General Meeting elections.

Fiscal Year (§ 18 of the Articles of Association)

This provision stipulates that the fiscal year of Hypo Real Estate Holding starts on January 1 and ends on December 31. A special stipulation applies only for the first fiscal year, which can start only upon the company being effectively founded by entry in the commercial register.

Company Publications (§ 19 of the Articles of Association)

This provision of the Articles implements the amended version of § 25 AktG. Announcements of the company are therefore published in the electronic edition of the German Federal Gazette (*Bundesanzeiger*). It is also provided that the announcements of the company requiring publication are made available on a company website.

Annual Financial Statements/Ratification (§ 20 of the Articles of Association)

This provision concerns the period during which the Board of Managing Directors shall prepare the Annual Financial Statements plus Notes for the past fiscal year and compile a management report; after the Annual Financial Statements are drawn up respectively the Annual Report has been completed, the latter shall be submitted to the Supervisory Board. The latter mandates the independent auditor and delivers the Annual Financial Statements to be audited to him along with the Notes and Management Report.

In addition, pursuant to § 20 par. 2 of the Articles, in the first eight months of the fiscal year, the General Meeting of Shareholders has to decide on granting ratification of the activities of the Board of Managing Directors and the Supervisory Board for the previous fiscal year, the appropriation of net income, the appointment of independent auditors and, where required by law, also the approval of the annual financial statements.

Appropriation of net income (§ 21 of the Articles of Association)

§ 21 par. 1 of the Articles contains provisions with regard to the existence of the preferred shares on the order in which net income available for distribution for the year shall be appropriated. In par. 2 this provision also authorizes the General Meeting of Shareholders to pass a resolution to partially or completely substitute a dividend in kind for a cash dividend.

Contribution-in-kind upon foundation in connection with the Spin-off (§ 22 of the Articles of Association)

In the case of Spin-off by newly formed incorporation, the German Company Transformation Act (*Umwandlungsgesetz*) stipulates in §§ 135 par. 2 in conjunction with § 26 and 27 German Stock Corporation Act (*AktG*) that the Articles must contain provisions governing the start-up costs to be borne by the company and the determination of the contribution-in-kind effected by the Spin-off. § 22 of the Articles corresponds to this legal requirement. The issue price of the shares to be issued by Hypo Real Estate Holding corresponds to the lowest issue price provided under § 9 par. 1 AktG; the value of the contribution-in-kind is thereby set at €402,216,525.00.

4.2.2 Board of Managing Directors

The Board of Managing Directors of Hypo Real Estate Holding shall be appointed by the Supervisory Board at its first meeting. The meeting is planned to take place shortly after the General Meeting of Shareholders of HVB AG has approved the Spin-off Plan, concurrent with the appointment of the members of the Supervisory Board of Hypo Real Estate Holding. The following individuals are envisaged as members of the Board of Managing Directors:

Georg Funke,
Chairman of the Board of Managing Directors

Frank Lamby,
Chief Risk Officer

Dr. Markus Fell,
Chief Financial Officer / Chief Operating Officer

Dr. Paul Eisele,
Chairman of the Board of Managing Directors of the Württembergische Hypothekenbank AG

Johann Berger,
Member of the Board of Managing Directors and designated Chairman of the Board of Managing Directors of HVB Real Estate Bank AG.

4.2.3 Supervisory Board

The Supervisory Board of Hypo Real Estate Holding shall consist of 3 members. It is not subject to co-determination, i.e. all its members will be representatives of the shareholders. The first Supervisory Board will be appointed by the general shareholders meeting of HVB AG as part of their resolution on the Spin-off Plan. The following people are envisaged as members of the first Supervisory Board:

Kurt F. Viermetz, Chairman of the Supervisory Board,
Former Vice Chairman of J.P. Morgan & Co. Inc.

Dr. Ferdinand Graf von Ballestrem,
Member of the Board of Managing Directors of MAN AG

Dr. Götz Wricke,
Chairman of the Board of Managing Directors of Hamburg-Mannheimer Versicherungs-AG.

The term of office of the first Supervisory Board shall extend only to the conclusion of the shareholders general meeting, which shall decide on the formal discharge for the first fiscal year of Hypo Real Estate Holding. It is planned to propose to this General Meeting of Shareholders to raise the number of Supervisory Board members to 6.

4.2.4 Legal structure of Hypo Real Estate Bank International, Hypo Real Estate Bank, Westfälische Hypothekenbank and Württembergische Hypothekenbank

4.2.4.1 HVB Bank Ireland (in future: Hypo Real Estate Bank International)

HVB Bank Ireland is an Unlimited Public Company (*Gesellschaft mit unbeschränkter Haftung*) under Irish law, with its registered office in Dublin, Ireland. HVB Bank Ireland is registered at the Companies Registration Office under Number 209149. 500,000,000 shares at €1 have been issued, of which the following companies and persons hold 1 share each as trustees for HVB AG:

HVB Credit Advisors Ltd, Martius Investment Company, R.R. Fund Inc., Tolmers Company, Uraby Limited, Ms. Heather Nesbitt and Dr. John Donnelly. All further shares are held directly by HVB AG. The shareholders have unlimited exposure to liability.

HVB Bank Ireland intends to alter its name to "Hypo Real Estate Bank International".

HVB Bank Ireland has a full banking licence. Hitherto its main business has consisted of loans to corporate customers. The whole loan portfolio of HVB Bank Ireland will be transferred to HVB AG or one of its subsidiaries and will therefore not be part of the Hypo Real Estate Group's portfolio.

HVB Bank Ireland is represented by a Board of Managing Directors, which currently has 7 members.

4.2.4.2 HVB Real Estate Bank (in future: Hypo Real Estate Bank AG)

HVB Real Estate Bank is an incorporation with its registered office in Munich (hereafter named "HRE"). HRE is entered into the commercial register of the Munich Local Court under Number HRB 41054. As part of the Spin-off and repositioning, HRE intends to change its legal name to "Hypo Real Estate Bank AG" (hereafter named "Hypo Real Estate Bank").

The capital stock of HRE amounts to €132,860,432.67 and is fully paid in. The capital stock is divided into 51,970,484 common bearer shares with a nominal value of €2.556459 per share (hereafter named "common shares"). The shares of the company are currently being listed on the Munich stock exchange (WKN: 801 900/ISIN-Code: DE0008019001). After the planned merger between DIA GmbH and Hypo Real Estate Holding, Hypo Real Estate Holding holds a total of 50,363,661 shares of the company, representing 96.91% of the company's capital stock.

Simultaneously with the Spin-off, DIA GmbH is conducting legal proceedings to exclude the minority shareholders of HRE (by a so-called squeeze-out) pursuant to §§ 327 a et seq. of the German Stock Corporation Act (*AktG*). As the main shareholder of HRE, it will demand the therefore required resolution by the shareholders at the HRE's Annual General Meeting of Shareholders on May 26, 2003.

The object of the future Hypo Real Estate Bank is the operation of a mortgage bank in accordance with the provisions of the German Mortgage Bank Act (*Hypothekenbankgesetz*). In addition, the Hypo Real Estate Bank is also empowered to conduct trading activities and commercial banking business and is not restricted by the provisions of the German Mortgage Bank Act. This makes Hypo Real Estate Bank one of the few banks in Germany to have a mixed bank privilege. At the present time, the Hypo Real Estate Bank has an authorized capital useable up to April 30, 2004 in the amount of €20 million.

By virtue of the Articles of Association, the Board of Managing Directors of the future Hypo Real Estate Bank consists of two or more persons. The number of members of the Board of Managing Directors shall be determined by the Supervisory Board. At the present time, the board of the future Hypo Real Estate Bank consists of 5 persons.

According to the Articles of Association, the Supervisory Board of the future Hypo Real Estate Bank consists of 12 members. The Supervisory Board has established rules of procedure, according to which the Board of Managing Directors shall require the approval of the Supervisory Board apart from the cases for particular transactions or measures laid down by Articles of Association. In accordance with the Corporate Governance Code, the future Hypo Real Estate Bank made its latest Declaration of Compliance on December 23, 2002 pursuant to § 161 of the German Stock Corporation Act (*AktG*).

4.2.4.3 Westfälische Hypothekenbank AG

Westfälische Hypothekenbank ("WestHyp") is an incorporation with its registered office in Dortmund. WestHyp has been entered in the commercial register of Local Court in Dortmund under Number HRB 4152. The company's capital stock amounts to €39,000,000.00 and has been fully paid in. The capital stock is divided into 78,000 common bearer shares with a nominal value of €500.00 each (hereafter also referred to as "common shares").

At the time of the set up of the Spin-off Plan, DIA GmbH held 58,500 common bearer shares of WestHyp, giving it 75% of the shares of WestHyp. Further transactions are considered in Appendix 4.4-1 to the Spin-off Plan. Thus, DIA GmbH is considering transferring its shareholding to HRE. In so far as the contemplated sale of WestHyp to HRE will be realised, the latter will retain its shareholding in WestHyp. In addition, it is considered to increase the 75% shareholding to 100% by acquiring the remaining 25% of the shares.

The object of the WestHyp is the operation of a mortgage bank in accordance with the provisions of the German Mortgage Bank Act.

Under its Articles of Association, the Board of Managing Directors of WestHyp consists of two or more persons. The number of members of the Board of Managing Directors shall be determined by the Supervisory Board. At the present time, the Board of Managing Directors of WestHyp is composed of three persons.

According to the Articles of Association, the Supervisory Board of WestHyp consists of 12 members. The Supervisory Board has established rules of procedure, according to which the Board of Managing Directors shall require the approval of the Supervisory Board apart from the cases for particular transactions or measures laid down by statute.

4.2.4.4 Württembergische Hypothekenbank AG

Württembergische Hypothekenbank ("WürttHyp") is an incorporation with its registered office in Stuttgart. WürttHyp has been entered into the commercial register of Stuttgart Local Court under Number HRB 103. The company's capital stock amounts to €33,477,600.00 and has been fully paid in. The capital stock is divided into 12,876,000 common bearer shares with a nominal value of €2.60 each (hereafter common shares). The shares of the company are currently being officially listed on the Stuttgart stock exchange (WKN: 812400 /ISIN: DE0008124009).

Following the merger of DIA GmbH and Hypo Real Estate Holding, Hypo Real Estate Holding holds a total of 9,767,489 shares of the company and therefore holds 75.86% of the company's capital stock.

The object of the WürttHyp is the operation of a mortgage bank pursuant to the provisions of the German Mortgage Bank Act.

Pursuant to the Articles of Association the Board of Managing Directors of WürttHyp consists of two or more persons. The number of members of the Board of Managing Directors shall be determined by the Supervisory Board. At the present time the Board of Managing Directors of WürttHyp is composed of three persons.

Pursuant to the Articles of Association, the Supervisory Board of WürttHyp has 12 members. The Supervisory Board has established rules of procedure, according to which the Board of Managing Directors shall require the approval of the Supervisory Board apart from the cases for particular transactions or measures laid down by statute. In accordance with the Corporate Governance Code, WürttHyp made its latest Declaration of Compliance on December 23, 2002, pursuant to § 161 of the German Stock Corporation Act (AktG).

4.3 Employees

At the time of the Spin-off, the Real Estate business segment employs 2,725 people. The new Hypo Real Estate Group will employ around 1,650 people. The staff are for the most part employed in the subsidiaries of DIA GmbH, so that these employees will be transferred to the new Hypo Real Estate Group as a result of the Spin-off and no changes at the level of individual contracts of employments will be necessary. This applies to employees at the following companies (number of employees excluding trainees as of December 31, 2002):

HRE	766 Employees
WestHyp	246 Employees
WürttHyp	179 Employees
FGH	159 Employees
HVB Real Estate Capital Ltd. London	56 Employees
HVB Real Estate Capital France S.A.	32 Employees
HVB Real Estate Capital Italia S.p.A.	7 Employees
HVB Real Estate Capital Iberia S.A.	9 Employees
HVB Bank Ireland	35 Employees
PBI	16 Employees
Total:	1,505 Employees

The commercial real estate financing business, which will not be spun-off, will no longer be operated actively in HVB AG, and the decentralised sales and marketing activities will be discontinued. A corresponding reduction in the number of staff by about 300 jobs has been negotiated with the staff representatives and will be implemented from April onwards. After discontinuing the Real Estate business segment, the employees in that area who are employed at HVB AG in Germany itself will for the most part remain in a separate organizational unit within the Business Area Germany, which will manage the existing portfolio.

There are also individuals who are employed in other domestic companies involved in the real estate business, but which are not affected by the Spin-off (HFS, iii, HVB Expertise). In addition, there are head office units of the former business segment which will be discontinued and whose employees will either remain in other functions at HVB AG or move to the Hypo Real Estate Group.

The human resources planning for the new Hypo Real Estate Group envisages approximately 1,650 jobs following the Spin-off.

Hypo Real Estate Holding is expected to employ about 25-30 staff. Essentially the following functions will be carried out: Group Corporate Office, including Communications and Investor Relations, Financial Statements/Taxes, Accounting, Planning/Controlling/Risk Controlling und Legal. It is envisaged that these positions will be filled by employees from the corresponding units of the shareholdings to be spun-off and/or from HVB AG.

The business model of Hypo Real Estate Bank International's foreign business assumes roughly the same number of staff who are currently employed in HVB Group's foreign business, most of whom work in the companies, which are assigned to the foreign business. About additional 85 employees will be employed in the headquarters in Ireland to build up several head office and treasury functions. Part of this expansion will involve transferring functions which have hitherto been carried out in Munich, while part will require new functions formerly performed by "Shared Services" at HVB AG. At locations where the staff are not employed in RECs but in the branch offices, the employees will be transferred from HVB AG to Hypo Real Estate Bank International. Thus, the local employees at the Stockholm branch will move, as will the staff at the New York office. The new office to be established in Munich will also employ staff from the former Real Estate segment. About 54 jobs are envisaged in the Munich branch office to carry out the following functions: Sales & Marketing Germany, Sales & Marketing CEE, Risk Management/Portfolio Administration.

The personnel planning at WürttHyp is not affected by the Spin-off, so that no major changes in the personnel structure are expected.

A reduction in staff is envisaged at HRE. In connection with the strategic reorganization, the decentralised sales and marketing activities will be discontinued and efforts made to slim down successively head office functions.

WestHyp will also be reducing decentralised sales and marketing activities in conjunction with the business change it has already decided, which will also lead to staff cutbacks.

Impact on the individual employee's contract (*Individualrechtliche Auswirkungen*)

Since the employees of the Hypo Real Estate Group, the firm to be spun-off, work for the most part at companies already in existence, the contractual relations for these employees will not change. The employees who will move from HVB AG to existing units such as HRE will receive new contracts in accordance with the provisions of the group transfer, i.e. all rights and obligations in the currently existing contract of employment will be transferred. Those employees who will be transferred to Hypo Real Estate Holding will be treated correspondingly. In addition, there are a few employees of HVB AG who have been delegated to international units abroad. It is planned to terminate the inactive employment relationship with HVB AG at the time the Spin-off will be registered and to offer either a local contract or to establish a new contract with a delegating domestic company (see Section 6).

Since contracts of employment in the HVB Group are regulated at the level of the individual companies, these shall remain unchanged. No company transfer (as defined in § 613 a German Civil Code) shall take place since no change of company ownership will occur. The Spin-off has no influence on the protection against dismissal for the employees.

Legal impact on the employees as a whole (*Kollektivrechtliche Auswirkungen*)

The internal agreements in the individual companies remain unaffected by the Spin-off. This also applies to the employee representative bodies formed at the respective plant and company level.

The Spin-off has no impact on the definition of the plants. Plant agreements, which in the HVB Group are generally regulated at the level of the individual companies, shall remain unchanged. Works councils and plant agreements in the companies shall remain in effect.

Employee representation is organized in works councils, central works councils, the joint-management-employee economic committee, the Group's works council and the Euro-Council (European works council), as well as in the spokesmen's committee respectively, corporate speakers' committee for managerial employees and the corporate spokesmen's committee. Only the attachment of the group plant agreement to regulate the composition of the Group's works council has to be amended. In the spun off Hypo Real Estate Group a new central works council and possibly also a new corporate spokesmen's committee and – if the conditions have been met – also a European works council will be established.

The Spin-off has no impact on the collective bargaining agreements.

Co-determination

The impact on the worker representation is explained in the Spin-off Plan under Section 8.

Change in Operation

No changes in operations shall occur as a result of the Spin-off.

4.4 Financial Position of the new HVB AG

4.4.1 Shareholders' equity and capitalization

The subscribed capital of HVB AG will not change as a result of the Spin-off of DIA GmbH. Similarly, the reserves which according to law have been or must be formed will also remain unaffected by the Spin-off. As a result of the Spin-off, however, the shareholders' equity of HVB AG will decline due to the reduction of the additional paid-in capital by €3,712 million to €14,038 million. The reduction corresponds largely to the share capital of the spun-off DIA GmbH.

As a result of the Spin-off of DIA GmbH, the profit participating rights capital of HVB AG will fall by €102 million to €409 million. Further details on this procedure can be found in the Spin-off Plan as well as the Explanations of the Spin-off Plan.

The changes will first have an effect on the financial statements of HVB AG or on the group financial statements of the HVB Group during the fiscal year ending on December 31, 2003, when the Spin-off takes effect in 2003 by entry in the commercial register of HVB AG and of Hypo Real Estate Holding.

4.4.2 Receivables and financial investments

In connection with the capital increase, which is required in the framework of bundling the shareholdings before the Spin-off under DIA GmbH, the receivables of HVB AG will be reduced from €251,806 million by €2,494 million to €249,312 million. The position "Investments in subsidiaries" increases by a corresponding amount of €2,494 million to €15,245 million. As a result of the Spin-off of the DIA GmbH shareholdings, the position will be reduced again by €3,712 million.

In addition, the receivables of HVB AG increase due to the refinancing lines drawn upon by Hypo Real Estate Bank Germany and Hypo Real Estate Bank International (see Section 3.3).

Due to the necessary provision of funds to Hypo Real Estate Holding in the form of profit participating rights capital as a result of the Spin-off of DIA GmbH, the cash reserves of HVB AG will be reduced by €102 million.

4.5 Financial position of the future Hypo Real Estate Holding

4.5.1 Shareholders' equity and capitalization

In the framework of the corporate restructuring and establishment of Hypo Real Estate Group, DIA GmbH will be funded with a shareholders' equity of €3,712 million before the Spin-off from HVB AG. Following the Spin-off, HVB AG will not have any shareholding in Hypo Real Estate Holding since the shares of Hypo Real Estate Holding will be granted to the shareholders of HVB AG.

The subscribed capital of Hypo Real Estate Holding AG will amount to €402 million. The additional paid-in capital of Hypo Real Estate Holding in the amount of €3,310 million results from the balance of the shareholding in DIA GmbH which was spun off to Hypo Real Estate Holding and the subscribed capital recognized in the accounts.

As a result of the Spin-off, profit participating rights capital of €102 million arise at Hypo Real Estate Holding (see Section 6 "Explanations of the Spin-off Plan" for the details).

4.5.2 Receivables, financial investments and liabilities

After the merger of DIA GmbH and the Hypo Real Estate Holding has been completed, whereupon the Hypo Real Estate Group will have been fully and successfully established, a loan liability vis-à-vis HVB AG corresponding to the receivable of HVB AG arises at Hypo Real Estate Holding in the amount of €200 million.

An amount of €207 million has been posted to the position "Placements with, and loans and advances to, other banks."

The shareholdings in the Hypo Real Estate Bank (and also the investments in WestHyp, in the case that the further steps considered regarding WestHyp are not implemented), Hypo Real Estate Bank International and WürttHyp, as well as shareholdings in PBI GmbH, are carried on the balance sheet under the position "Investments in subsidiaries" in the amount of €3,807 million.

Following the successful Spin-off, HVB AG will make credit lines for refinancing purposes available to the Hypo Real Estate Holding's subsidiaries, the Hypo Real Estate Bank and Hypo Real Estate Bank International (see Section 3.3).

4.5.3 Ring-fencing

In addition to an adequate capitalization, HVB AG also assumes a commitment to HRE – one of the three operating units of the future Hypo Real Estate Group – and in junior rank to WestHyp for their credit risks of the loan portfolios. Annual net losses up to a maximum of €590 million in 2003 and 2004 will be offset in so far as they have been caused by the formed specific loan-loss provisions. This commitment serves to cushion the impact of risks arising from the loan portfolio which have not yet been recognized.

5 ACCOUNTING, TAX AND REGULATORY EFFECTS OF THE SPIN-OFF

5.1 Accounting effects of the Spin-off

5.1.1 HVB AG and Hypo Real Estate Holding balance sheets

Prior to the Spin-off leading to the formation of Hypo Real Estate Holding, all of the domestic and foreign companies that will belong to the future Hypo Real Estate Group will be brought under the roof of DIA GmbH. After spinning off DIA GmbH into the newly formed Hypo Real Estate Holding, the latter will function as the holding company. In a further step, DIA GmbH will be merged into Hypo Real Estate Holding, so that the latter will directly hold the shares in Hypo Real Estate Bank International, Württembergische Hypothekenbank AG and HVB Real Estate Bank AG (and of WestHyp in so far as the additional steps being considered in respect of this bank are not implemented).

The tables below show all of the accounting effects of the Spin-off and of the following merger. HVB AG´s financial statements for 2002 do not yet show all of the legal restructuring and related transactions. Therefore, in the section on "Effects on the HVB AG balance sheet (German Commercial Code)", a pro-forma HVB AG balance sheet can be found in the second column which shows the changes to the HVB AG balance sheet as of December 31, 2002 after the necessary measures have been implemented. The DIA GmbH balance sheet as of December 31, 2002 also only partially shows the structural changes foreseen prior to the Spin-off. That is why a pro-forma balance sheet for DIA GmbH showing the situation prior to the Spin-off is also displayed.

The table below does not take into account the proposed transfer of the Foreign Portfolio as this is not formally part of the Spin-off.

With the exception of the data relating to "HVB AG 31.12.2002", these figures have not been audited by an independent auditor.

Effects on the HVB AG balance sheet (German Commercial Code):

(€ millions)

Balance sheet item	HVB AG 31.12.2002	Pro forma: HVB AG prior to Spin-off 31.12.2002	Spin-off leading to formation of Hypo Real Estate Holding (at book values)	Effects from adjusting the profit participating rights capital of HVB AG	Pro forma HVB AG 1.1.2003 after Spin-off
Cash reserve	1,998	1,998		-102	1,896
Bank and non-bank receivables	251,806	249,312			249,312
Bonds and other fixed-interest securities	56,233	56,233			56,233
Investments	1,706	1,706			1,706
Investments in subsidiaries	12,751	15,245	- 3,712		11,533
Other assets	18,574	18,574			18,574
Total assets	**343,068**	**343,068**	**- 3,712**	**-102**	**339,254**
Due to banks	99,677	99,677			99,677
Amounts owed to other depositors and promissory notes and other liabilities evidenced by paper	203,880	203,880			203,880
Profit participating certificates outstanding	511	511		-102	409
Equity	**17,750**	**17,750**	**- 3,712**		**14,038**
a) Subscribed capital	1,609	1,609			1,609
of which:					
521,735,101* shares of common bearer stock	1,565	1,565			1,565
14.553.600 shares of registered non-voting preferred stock	44	44			44
b) Additional paid-in capital	13,273	13,273	- 3,712		9,561
c) Retained earnings	2,868	2,868			2,868
d) Net profit for the year	0	0			0
Other liabilities	21,250	21,250			21,250
Total liabilities	**343,068**	**343,068**	**- 3,712**	**-102**	**339,254**

* Prior to decrease of capital by 1 common bearer share.

Hypo Real Estate Holding balance sheet (German Commercial Code) (incl. DIA GmbH)

With the exception of the data in the column "DIA GmbH, DIA GmbH balance sheet as of December 31, 2002", these figures have not been audited by an independent auditor.

(€ millions)

	DIA GmbH		Hypo Real Estate Holding AG			
Balance sheet item	**DIA GmbH balance sheet as of 31.12.2002**	**Pro-forma balance sheet prior to DIA GmbH Spin-off**	**Effect of the Spin-off (=opening balance sheet)**	**Effects from adjusting the profit participating rights capital at HVB AG**	**Effects caused by merger of DIA GmbH into Hypo Real Estate Holding**	**Pro forma: Hypo Real Estate Holding**
Investments in subsidiaries	716	3,807	3,712		+ 95	3,807
Credit balances at banks		105		+102	+ 105	207
Total assets	**716**	**3,912**	**3,712**	**+102**	**+ 200**	**4,014**
Equity	**>0**	**3,712**	**3,712**			**3,712**
a) Subscribed capital	>0	>0	402			402
of which:						
130,433,775 shares of common bearer stock			391			391
3,638,400 shares of registered non-voting preferred stock			11			11
b) Additional paid-in capital		3,712	3,310			3,310
Profit participating certificates outstanding				+102		102
Due to banks	716	200			+ 200	200
Total liabilities	**716**	**3,912**	**3,712**	**+102**	**+ 200**	**4,014**

5.1.2 Notes on the balance sheets and the reconciliation adjustments

HVB AG

The shares in DIA GmbH that are to be spun off will be transferred at book value under commercial law and at their market value under tax law.

As a result of the Spin-off, the additional paid-in capital forming part of HVB AG's equity will be reduced by €3,712 million to €9,561 million.

As explained in the explanation of the Spin-off Plan in Section 6, shares in domestic and foreign companies will be transferred to DIA GmbH before the Spin-off by means of sale or of contribution.

The "investments in subsidiaries" rise by a net amount of €2,494 million as a result of the capital increases of DIA GmbH due to the transfers. The debt of HVB AG is reduced correspondingly. The list of directly and indirectly held shareholdings that are to be spun off may be found in Annex 1. The transfers are effected in HVB AG's and DIA GmbH's commercial and tax balance sheets partially at book and partially at market value. The transfers do not trigger any profit tax burden (see Section 5.2). As a result of the Spin-off, the "investments in subsidiaries" fall in turn by €3,712 million to €11,533 million.

As a result of the Spin-off of DIA GmbH, HVB AG's profit participating certificates outstanding will fall by €102 million to €409 million. The cash reserve decreases correspondingly by €102 million to €1,896 million. Further details on this process may be found in the Spin-off Plan as well as in the "Explanation of the Spin-off Plan" in Section 6.

Hypo Real Estate Holding

Under commercial law, Hypo Real Estate Holding will carry the shares in DIA GmbH until the following merger at HVB AG's book value prior to the Spin-off (according to tax law at market value). Once the merger is completed, the "investments in subsidiaries" increase by €95 million to €3,807 million. Moreover, the balance sheet after the merger will show liabilities "deposits from other banks" of €200 million.

Hypo Real Estate Holding's subscribed capital will be set at such a level that in the context of the Spin off HVB AG shareholders can be granted shares of Hypo Real Estate Holding in the ratio of 4:1. Upon allocation of the Hypo Real Estate Holding shares to HVB AG shareholders, the ratio of the number of common bearer shares to preferred shares will correspond to the ratio of the number of HVB AG's common bearer shares to preferred shares at the time of the Spin-off. Hypo Real Estate Holding's subscribed capital amounts to a total of €402 million.

The amount in the additional paid-in capital results from the balance of the book value of the spun off holding in DIA GmbH less the amount shown as subscribed capital, leading to a value of €3,310 million.

Analogous to the adjustment to HVB's profit participating certificates outstanding to reflect the Spin-off, there is an addition to Hypo Real Estate Holding's profit participating rights

capital amounting to €102 million. Credit balances at banks rise correspondingly by €102 million.

5.1.3 Effects of the retrospective nature of the Spin-off

The retrospective commercial effect as of January 1, 2003, happens upon the entry in HVB AG's commercial register.

All transactions affecting the spun off portion of assets will be undertaken from January 1, 2003, onwards by HVB AG for the account of Hypo Real Estate Holding. After the Spin-off takes effect, HVB AG will either debit or credit the balance of all the income and expense items that it has booked for account of Hypo Real Estate Holding.

HVB AG will also calculate and debit or credit the balance of income and expense items arising from the transfer of HVB´s portfolios of foreign loans as of January 1, 2003.

The spin off alters neither HVB AG´s own nor the consolidated financial statements for the fiscal year 2002.

5.2 Tax effects of the Spin-off

The following presentation of the tax effects of the Spin-off is only a summary and cannot take account of the circumstances of individual shareholders. It is restricted to the tax situation under German law at the time of printing. There is no explanation of the consequences under foreign tax law or of the effects of applicable double taxation treaties.

The draft version of the Act passed by the Lower House of the German Parliament (*Bundestag*) on February 21, 2003 on the reduction of tax privileges and exemptions (Tax Privilege Reduction Act) foresaw tax changes that would have had significant effects on the proposed Spin-off. Owing to the differing majorities in the Upper and Lower Houses (*Bundestag und Bundesrat*), it is not possible at this time to predict if there will be any changes to the tax laws relevant to the proposed Spin-off arising in the course of the legislative process of the Tax Privilege Reduction Act or from initiatives to propose new laws. For possible consequences of new tax regulations for shareholders´ taxes see Section 5.2.3 The following discussion can therefore only be made on the basis of the currently prevailing legal situation.

5.2.1 Tax effects at HVB AG

Income taxes

In the course of the Spin-off, HVB AG´s 100% holding in DIA GmbH is transferred to Hypo Real Estate Holding AG. The effective date of the transfer for tax purposes according to § 2.1 of the German Reorganisation Tax Act is December 31, 2002, i.e. the income and assets of the transferor, HVB AG, and the transferee, Hypo Real Estate Holding AG, have to be assessed as if the assets to be spun off from HVB AG had passed to Hypo Real Estate Holding AG at midnight on December 31, 2002. Should the variable effective date condition under Section 11 of the Spin-off Plan takes effect, the effective date of transfer for tax purposes would automatically delay.

The right to choose pertaining to the legal transferor, HVB AG, in respect of setting the book value of the assets to be spun off in the transferring balance sheet and in the receiving balance sheet of the legal transferee ceases to be effective retrospectively in accordance with § 15.3 of the German Reorganisation Tax Act, if shares in HVB AG and/or Hypo Real Estate Holding AG, the market value of which before the Spin-off made up more than 20% of the market value of all the shares in HVB AG before the Spin-off are transferred within five years of the effective date of the transfer for tax purposes. In such an event, the value of the whole of the assets originally made over to the legal transferee has to be set at the market value. In the case of the listed companies, HVB AG and Hypo Real Estate Holding AG, sales of this size cannot be excluded so that, in HVB AG's opinion, it has to be assumed the right to choose the book value will cease to be effective retrospectively in accordance with § 15.3 of the German Reorganisation Tax Act. For this reason, HVB AG will set the value of the assets to be spun off in the closing tax balance sheet at their market value. Hidden reserves thus revealed in the 100% holding in DIA GmbH that is due to be spun off are, according to an as yet unpublished letter from the German Ministry of Finance concerning § 8b.2 of the German Corporation Tax Act, not subject to corporation and trade taxes.

The transfers of holdings that have been made and/ or are still to be made in preparation for the Spin-off do not trigger any income tax burden.

The assets remaining with HVB AG will continue to be carried at book value.

The outstanding corporate and trade tax loss carry-forward at HVB AG amounting to around €1.7 billion each as of December 31, 2002 (still subject to final assessment) has to be split up in accordance with §§ 15.4 and 19.2 of the German Reorganisation Tax Act between HVB AG and Hypo Real Estate Holding AG in the ratio of the fair market values of the assets to be spun off and of the assets existing at HVB AG prior to the Spin-off. The benchmark for the split is the ratio of the net asset value of the assets to be spun off to the net asset value of the whole of HVB AG prior to the Spin-off. According to a valuation by HVB AG at the time of the Spin-off report, this would leave 77% of the loss carry-forward with HVB AG with the remaining 23% being transferred to Hypo Real Estate Holding AG.

For tax purposes, all of the outstanding amounts on the tax deposit account, the corporation tax credit in accordance with § 37 of the German Corporation Tax Act and the exempt portion in accordance with § 38 of the German Corporation Tax Act (formerly EK 02) at HVB AG have to be split up and allocated pro rata to HVB AG and Hypo Real Estate Holding AG at midnight on the effective transfer date for tax purposes (§§ 29.3, 40.2 of the German Corporation Tax Act). The basis for this split is the ratio of the net asset values, analogous to the split of the loss carry-forward.

Transaction taxes

The Spin-off is not subject to VAT.

The Spin-off process does not itself trigger any property transfer taxes. The transfers preceding the Spin-off will result in property transfer taxes amounting to around €0.3 million.

5.2.2 Tax effects at Hypo Real Estate Group

Tax effects at Hypo Real Estate Holding AG

Hypo Real Estate Holding AG undertakes the fair market values (*Verkehrswert*) set by HVB AG in the transferring tax balance sheet on the date of transfer into its own tax balance sheet (§ 15.1 together with §§ 12.1, 4.1 of the German Reorganisation Tax Act). In relation to the assets it takes over, Hypo Real Estate Holding AG effectively becomes HVB AG's legal successor with regard to tax matters.

The Spin-off does not trigger any income tax burden for Hypo Real Estate Holding AG.

The outstanding corporate and trade tax loss carry-forward at HVB AG on the effective date of transfer is made over pro rata to Hypo Real Estate Holding AG in accordance with the basis for such an allocation outlined in Section 5.2.1.

However, it should be noted that §§ 15.1 and 12.3 of the German Reorganisation Tax Act make it a condition for the transfer of the loss carry-forward to Hypo Real Estate Holding AG that the business that caused the loss continues to exist beyond the effective Spin-off date for tax purposes on a comparable scale in relation to the overall economic picture for a period of five years. This remains valid if the business that caused the loss remains with HVB AG.

Regarding the use of the loss carry-forward thus transferred to Hypo Real Estate Holding AG, the restrictions laid out in § 8.4 of the German Corporation Tax Act also have to be observed. According to current legal opinion, § 8.4 of the German Corporation Tax Act foresees a transfer of more than 50% of the shares in Hypo Real Estate Holding AG and an allocation of mainly new operating assets leading to a cancellation of the loss carry-forward. Particularly as a result of Hypo Real Estate Holding AG's listing, transfers of more than 50% of the shares – including series of transactions – cannot be excluded so that, in the event of an allocation to mainly new operating assets, the loss carry-forward could be cancelled.

According to current legal opinion, income received by Hypo Real Estate Holding AG as a result of dividend distributions by it subsidiaries – with the exception of the flat taxation of 5% of foreign dividends in accordance with § 8 b.5 of the German Corporation Tax Act – are tax-free. Usage of the tax-loss-carry-forward is thus only possible to a limited degree in so far as Hypo Real Estate Holding AG has no other taxable income (e.g. from providing services and granting loans) against which it can set off the loss carry-forwards.

Concerning the split of HVB AG's tax deposit account, its corporation tax credit in accordance with § 37 of the German Corporation Tax Act and the exempt portion in accordance with § 38 of the German Corporation Tax Act (formerly EK 02) between HVB AG and Hypo Real Estate Holding AG please refer to Section 5.2.1.

Effects on Hypo Real Estate Bank AG

There is a corporate and trade tax loss carry-forward at Hypo Real Estate Bank AG in Germany as of December 31, 2002, (subject to final assessment) of around €200 million each. There is a risk that the Spin-off, including all of the restructuring of Hypo Real Estate Bank connected with the Spin-off, could lead to a so-called damaging change of ownership as defined in § 8.4 of the German Corporation Tax Act. In the event of a later allocation of

mainly new operating assets, there is therefore a risk that the loss carry-forward still outstanding at that time could be cancelled.

5.2.3 Tax effects on shareholders

The following presentation of the taxation of shareholders based on currently prevailing tax regulations is no substitute for tax advice that takes account of the personal situation of individual shareholders. It is not certain that the tax authorities will share HVB AG's tax related opinions. We recommend that all shareholders take tax advice in respect of their own individual situation. This is particularly valid for shareholders resident outside Germany.

The Spin-off does not trigger any capital gains tax for HVB AG shareholders. In accordance with § 15.1 together with § 13 of the German Reorganisation Tax Act, the Spin-off process basically has no tax effects for the shareholders of the legal transferor.

In so far as the shares form part of operating assets under tax considerations, the previous book values of the HVB AG shares for tax purposes (§§ 15.1 and 13.1 of the German Reorganisation Tax Act) are to be allocated to HVB AG shares and the newly created shares in Hypo Real Estate Holding AG after the Spin-off has taken effect. The benchmark for the allocation of HVB AG's tax loss carry-forward described in Section 5.2.1 can be used analogously for this purpose. Hypo Real Estate Holding AG's shares are considered acquired at proportionate book value attributed to them (§§ 15.1 and 13.1 of the German Reorganisation Tax Act). Any later sale of these Hypo Real Estate Holding shares is subject to the general rules pertaining to the sale of shares in incorporations (currently exempt from tax in principle according to § 8 b.2 of the German Corporation Tax Act or taxable on the basis of the application of the new 50% procedure (*Halbeinkünfteverfahren*) in accordance with § 3, no. 40 of the German Income Tax Act).

In so far as the HVB AG shares are held privately for tax purposes, the Spin-off triggers a 12-month waiting period for the private disposal of the new Hypo Real Estate Holding AG shares as defined in § 23 of the German Income Tax Act, regardless of the time when the HVB AG shares were originally acquired. According to the current view of the tax authorities, the waiting period begins on the effective date of transfer for tax purposes. According to the draft of a letter from the German Ministry of Finance concerning § 23 of the German Income Tax Act, however, the waiting period begins on the date of the decision to do the Spin-off. A change in the tax authorities' current view cannot be ruled out.

The course of the waiting periods for tax purposes relating to the sale of HVB AG shares remains unaffected by the Spin-off.

If the term for private sales of HVB AG shares held until now has not yet expired, the acquisition costs for tax purposes of the HVB AG shares have to be split according to §§ 15. 1, 13.2 of the German Reorganisation Tax Act between the HVB AG shares and the Hypo Real Estate Holding AG shares after the Spin-off has become effective (in line with the benchmark described in Section 5.2.1 for the allocation of HVB AG's loss carry-forward).

If the waiting period for private sales of HVB AG shares held until now has expired, the tax authorities consider that the general rules for exchange procedures (*Tauschvorgänge*) apply. The acquisition costs for the shares in Hypo Real Estate Holding AG will then be assessed in proportion to the pro rata fair market value (*Gemeiner Wert*) of the shares in HVB AG (in line with the benchmark described in Section 5.2.1). According to the tax authorities' current

view, the valid fair market value (*Gemeiner Wert*) for this procedure will be that prevailing on the effective date of transfer for tax purposes. According to the above-mentioned draft of a letter from the German Ministry of Finance concerning § 23 of the German Income Tax Act, however, the basis should be the date of the decision to pursue the Spin-off and the original acquisition costs. Therefore, a change in the tax authorities' current view cannot be ruled out.

If there is a holding in HVB AG as defined in § 17 of the German Income Tax Act, the shares acquired in Hypo Real Estate Holding AG – regardless of the level of the holding in Hypo Real Estate Holding AG – also count as shares as defined in § 17 of the German Income Tax Act (§§ 15.1 and 13.2 of the German Reorganisation Tax Act).

A profit arising from the sale of Hypo Real Estate Holding AG shares within the waiting period for private sales and/or the sale of Hypo Real Estate Holding AG shares that count as shares as defined in Sec. 17 of the Income Tax Act will be subject under current law to the 50% ruling.

According to the regulations in the German Tax Privilege Reduction Act, the taxation of private capital gains shall (regardless of holding terms) be subject to a flat rate of taxation. All shareholders should take tax advice on these issues.

If shares in HVB AG are encumbered with a so-called blocking amount as defined in § 50c of the German Income Tax Act taken together with § 52.59 of the German Income Tax Act, this amount is transferred pro rata (in line with the benchmark described in Section 5.2.1) to the shares received in Hypo Real Estate Holding AG (§§ 15.1 and 13.4 of the German Reorganisation Tax Act).

In so far as HVB shares are in the possession of non-resident taxpayers or others not fully liable to German taxation and are not blocked for tax reasons, the Spin-off does not trigger any taxation in Germany for these shareholders. Whether or not taxable gains or income are realised abroad will have to be checked in each individual case in accordance with the relevant regulations prevailing there.

If, in the allocation of shares, shareholders receive so-called partial rights to shares in Hypo Real Estate Holding AG and if they sell these partial rights in the course of the settlement of fractional amounts, HVB AG considers that this procedure should be treated for tax purposes as a sale of Hypo Real Estate Holding AG shares.

5.3 Regulatory effects of the Spin-off

Hypo Real Estate Holding is a financial holding company as defined in § 1.3a of the German Banking Act (*Kreditwesengesetz*) and therefore a financial company as defined in § 1. 3 of the German Banking Act. As such, § 10a of the German Banking Act requires it to produce a consolidated regulatory notification. Hypo Real Estate Bank International, as parent company of the foreign entities, is itself a partial group for regulatory purposes and, moreover, subject to supervision by the Irish banking regulatory authorities.

As of today, these are the pro-forma ratios:

Company	Core capital ratio (according to BIS)	Equity funds ratio
Hypo Real Estate Holding (Group)	7.0%	9.9%
Hypo Real Estate Bank International (Group)	8.5%	9.2%
WürttHyp	6.75%	11.0%
Hypo Real Estate Bank in Deutschland (Group)	7.0%	10.4%

6 EXPLANATION OF THE SPIN-OFF PLAN

PREAMBLE

The Board of Managing Directors and Supervisory Board of HVB AG have decided that its commercial real estate financing business should in the future be operated by a new, independent corporate group acting independently of HVB AG on the market, and no longer within the HVB Group. The commercial real estate financing business to be transferred accordingly comprises all domestic and foreign holdings of HVB AG concentrating on the real estate finance business with professional customers, such as developers, real estate investors, and housing associations, and the existing portfolio of corresponding real estate loans of HVB AG outside Germany (with the exception of the existing portfolio in the United States). Not being transferred, however, is the existing domestic portfolio, consisting of the loan portfolio with professional real estate customers in Germany. The private real estate finance business remains with HVB AG, and will continue to be operated by the transferring company.

The main component of this transaction is the Spin-off of the shareholding held by HVB AG, in which the commercial real estate financing business defined above that is to be spun off is mainly conducted. Legally speaking, this will consist of spinning off HVB AG's shareholding in DIA GmbH, which will hold the commercial real estate business shareholdings when the Spin-off takes effect. The basis of this is the present Spin-off Plan, which the Board of Managing Directors of HVB AG is submitting to the Annual General Meeting of HVB AG for approval.

6.1 Transferring Company (Section 1 of Spin-off Plan)

HVB AG, with its registered office in Munich, has a capital stock of €1,608,866,103.00, divided into 521,735,101 no par shares in the form of common bearer stock and 14,553,600 no par shares in the form of registered non-voting preferred stock.

Before the Spin-off takes effect, HVB AG will reduce its capital stock to €1,608,866,100.00 by calling in one common bearer share by way of a simplified capital reduction pursuant to § 237 (3) of the German Stock Corporation Act (*Aktiengesetz, AktG*); when the capital reduction takes effect, the capital stock will be divided into 521,735,100 no par share in the form of common bearer stock (€1,565,205,300.00) and 14,553,600 no par share in the form of registered non-voting preferred stock (€43,660,800.00).

In a Spin-off for the purpose of forming a new company (*Abspaltung zur Neugründung*), the receiving company ("transferee") is not existing until the Spin-off has been entered into the commercial register. In this case, as opposed to a Spin-off for the purpose of a takeover (*Abspaltung zur Aufnahme*), the conclusion of a Spin-off agreement is not possible. Instead, the German Company Transformation Act (*Umwandlungsgesetz, UmwG*) provides for a Spin-off Plan rather than a Spin-off and takeover agreement in the event of a Spin-off for the purpose of setting up a new company. This plan is set up by the transferring company only and submitted for approval to the transferring company's shareholders at the company's Annual General Meeting of Shareholders.

6.2 Spin-off to Form a New Company (Section 2 of Spin-off Plan)

By way of the Spin-off, HVB AG as the transferring company is transferring the portion of its assets held at the time of the Spin-off as specified in the Spin-off Plan, and specifically in Section 4 of the Plan, as a whole by way of partial universal succession to Hypo Real Estate Holding to be formed by it through the Spin-off. Hypo Real Estate Holding will thereby become a partial universal successor to HVB AG. As HVB AG shareholders will be granted the shares in Hypo Real Estate Holding in proportion to the previous shareholding held by these shareholders in HVB AG (proportion-retaining spin-off to form a new company), the proportion of the respective shareholdings of the shareholders will be maintained. This is why a valuation of the enterprise is not necessary.

Hypo Real Estate Holding's Articles of Association are outlined under Section 4.2.1.

6.3 Spin-off Date, Final Balance Sheet (Section 3 of Spin-off Plan)

The Spin-off will be based on a final balance sheet as of December 31, 2002, audited by HVB AG's Independent Auditor, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

From the start of January 1, 2003, 00:00 hours (the Spin-off date pursuant to § 126 par. 1 No. 6 and § 135 par. 1 UmwG), all activities and transactions of HVB AG relating to the assets to be spun off are deemed to be undertaken on behalf of Hypo Real Estate Holding. This means that the effects of the Spin-off as per Section 4 of the Spin-off Plan relate, in internal relations between HVB AG and Hypo Real Estate Holding, to January 1, 2003, insofar as there is no change in the Spin-off date (see Spin-off Plan Section 10). How this retroactive effect is to be dealt with in the balance sheet is described in this report at Section 5.1.3. HVB AG will disclose the assets to be spun off in its final commercial balance sheet at the carrying amount and in its transfer tax balance sheet at the going-concern value. Hypo Real Estate Holding will disclose the assets to be spun off at the carrying amount in its commercial accounts and at the going-concern value in its tax accounts (see Section 5.2 of this report for the fiscal consequences).

6.4 Assets to be Spun Off (Section 4 of Spin-off Plan)

Section 4 describes the Spin-off object, the assets to be spun off and, in Annex 4.4-1, the transaction steps that have yet to be taken to transfer the commercial real estate financing business to the Hypo Real Estate Group after the Spin-off of HVB AG's shareholding in DIA GmbH.

6.4.1 DIA GmbH as Spin-off Object (Sections 4.1 and 4.2 of Spin-off Plan)

The assets to be spun off consist of all shareholdings in DIA GmbH existing when the Spin-off takes effect and held by HVB AG as sole shareholder of DIA GmbH. These shareholdings in DIA GmbH are the Spin-off object.

The capital stock of DIA GmbH, with its registered office in Munich, totaled when the Spin-off Plan was set up to a nominal €26,000 in share capital, consisting of a shareholding in the amount of the capital stock held by HVB AG. DIA GmbH's shareholders' meeting has decided to increase the capital stock of DIA GmbH to a

nominal €100,000 by way of a capital increase against contribution-in-kind. The new shareholding totaling a nominal €74,000 was assumed by HVB AG against the contribution of its shareholding in HRE. The filing of the capital increase against contribution-in-kind will take place shortly. Hence the Spin-off object comprises two fully paid-in shareholdings in DIA GmbH of nominal €26,000 and €74,000. After contributing its HRE shareholdings in kind, HVB AG continues to be DIA GmbH's sole shareholder.

DIA GmbH was founded in 1994. In the years that followed it held shares in listed German companies. DIA GmbH conducts no banking business of its own.

The Spin-off of all shareholdings in DIA GmbH held by HVB AG at the time the Spin-off takes effect to the newly to be founded Hypo Real Estate Holding includes entitlement to a share of profits as of January 1, 2003. DIA GmbH's entitlement to a share of profits from the shareholding it holds continues unchanged. Viewed at Group level, these profits will as of January 1, 2003 be earned by the Hypo Real Estate Group and no longer by the HVB Group. The same applies accordingly to all profit share entitlements arising from shareholdings held by DIA GmbH subsidiaries, extending thereby from subsidiaries to sub-subsidiaries.

6.4.2 Completion Date (Section 4.3 of Spin-off Plan)

The Spin-off will take legal effect with the HVB AG's commercial register entry as the transferor (§§ 130, 131, 135 UmwG).

6.4.3 Changes within the Spin-off Object prior to the Spin-off taking legal effect (Section 4.4 of the Spin-off Plan, Annex 4.4-1)

In spinning off its shareholding in DIA GmbH, HVB AG is also spinning off all shareholdings held by DIA GmbH at the time the Spin-off is entered into the commercial register, without there being any need for separate transfer. DIA GmbH functions accordingly as a "Spin-off vehicle."

The line-up of shareholdings held by DIA GmbH largely corresponds to the future target structure of the Hypo Real Estate Group. By the time the Spin-off Plan was set up by HVB AG's Board of Managing Directors it had not been possible, however, to transfer all the shareholding that are to be transferred to their intended position within the future Hypo Real Estate Group.

Annex 4.4-1 to the Spin-off Plan shows which companies were owned by DIA GmbH at the time the plan was set up and which companies were owned by their subsidiaries at that time. This structure is described in Annex 4.4-1 as the "structure at the time of the set up of the Spin-off Plan."

Annex 4.4-1 also describes the transaction steps planned for the time after the set up of the Spin-off Plan. It distinguishes between transaction steps that are *necessary* and those that are *under consideration.* The *necessary transaction steps* each form part of the Spin-off resolution to be approved by HVB AG's Annual General Meeting of Shareholders and must therefore, having been approved by the General Meeting of Shareholders, be implemented in time for the Spin-off's entry into the commercial

register. The Board of Managing Directors is accordingly instructed by the General Meeting of Shareholders' Spin-off resolution only to submit the Spin-off for entry into the commercial register of HVB AG once the *necessary transaction steps* as per Annex 4.4-1 have been undertaken.

The *transactions under consideration* are being considered to optimize Hypo Real Estate Holding's target group structure, but are not essential for the implementation and the commercial success of the entire Spin-off. These measures are outlined to shareholders solely for purposes of information. They are neither a precondition for the Spin-off nor a basis of the resolution adopted by the of the HVB AG shareholders, so they are not a precondition for entry of the Spin-off into the commercial register. Legally speaking, only the shareholdings in DIA GmbH are the object of the Spin-off.

- **DIA GmbH (No. 1 in Annex 4.4-1)**

For DIA GmbH's previous business activity, see Section 2.3.2 of this report.

Structure at the time of the set up of the Spin-off Plan

At the time the Spin-off Plan is being set up, DIA GmbH held the shareholdings listed below insofar as they are listed there as DIA GmbH shareholdings under the heading "Structure at the time of the set up of the Spin-off Plan".

Transactions under consideration

As DIA GmbH will not have any independent function or significance in the future Hypo Real Estate Group, consideration is being given to merging it with Hypo Real Estate Holding after the Spin-off takes effect by entry into the commercial register. The time for the merger, and especially its taking effect by entry into the commercial register of Hypo Real Estate Holding, will depend, for one, on when the Spin-off is entered into the commercial register and, for another, on whether Hypo Real Estate Holding requires the approval of its General Meeting of Shareholders for the merger. § 62 UmwG says that when the legal entity that is conducting the takeover owns 90% of the share capital or capital stock of the transferring legal entity that is being taken over, a general meeting of shareholders' in the legal entity that is conducting the takeover is unnecessary unless shareholders in that legal entity who between them account for the twentieth part of the company's capital stock call for a General Meeting of Shareholders to be held to rule on the merger. HVB AG's Board of Managing Directors considers this unlikely because no economic reasons are apparent for not going ahead with the merger. The merger would, indeed, seem to enhance cost-efficient and more streamlined group organization, and that is therefore in the interest of shareholders and investors.

- **HVB Real Estate Bank Aktiengesellschaft (No. 2 in Annex 4.4-1)**

HVB Real Estate Bank Aktiengesellschaft (hereinafter referred to as "HRE"), with its registered office in Munich, resulted from the merger of Nürnberger Hypothekenbank AG, Nuremberg, and Süddeutsche Bodencreditbank AG, Munich, with Bayerische Handelsbank AG, Munich, and has since then operated as HRE. Bayerische Handelsbank AG was founded in 1869. The merger took place in 2001.

As a result of its mixed bank privilege, HRE is entitled to conduct both banking and mortgage business. By the terms of its articles of association it is entitled to conduct banking and commercial business of all kinds.

Structure at the time of the set up of the Spin-off Plan

At the time of the set up of the Spin-off Plan, HVB AG placed 96.91% of the HRE shares in DIA GmbH by way of a capital increase against contribution-in-kind. At the time of the set up of the Spin-off Plan, the capital increase against contribution-in-kind and the contribution had already been notarized, the 50,363,661 shares had been transferred and the capital increase against contribution-in-kind had been carried out to the commercial register for entry. The entry into the commercial register of DIA GmbH that is the precondition for the capital increase against contribution-in-kind to take effect has not yet been performed. Efficacy of the transfer of the 50,363,661 HRE shares to DIA GmbH does not depend on a commercial register entry of the capital increase, however.

Squeeze-out

At the time of the set up of the Spin-off Plan, DIA GmbH is also preparing a procedure to squeeze out the minority shareholders of HRE pursuant to §§ 327 a et seq. of the German Stock Corporation Act (*AktG*) to acquire, in the final analysis, 100% of HRE. It will go ahead with the squeeze-out as soon as the contribution and the capital increase against contribution-in-kind have taken effect and it has become HRE´s main shareholder.

DIA GmbH as HRE´s main shareholder will demand at the HRE Annual General Meeting of Shareholders on May 26, 2003 approval of a resolution to transfer minority shareholders´ shares accordingly in return for an appropriate cash price that it will set. A squeeze-out of minority shareholders will not take effect until it is entered into HRE´s commercial register. Delays might occur if the annual general meeting´s resolution were challenged by HRE´s shareholders. Entry into the commercial register might still be possible despite an appeal, if the court were to find that the appeal was inadmissible or clearly unfounded, or if it freely found that entry of the squeeze-out had priority given the seriousness of the alleged violation of law that was the subject of appeal to avert material disadvantages for the company and its shareholders as claimed by the plaintiff. The same legal considerations therefore apply as to a legal action to secure a go-ahead for the Spin-off itself (see Section 2.3.3 of this report).

If the squeeze-out were not entered into the commercial register until after entry of the Spin-off and the merger of DIA GmbH with Hypo Real Estate Holding, that would still not affect to implement the transfer resolution adopted by HRE´s Annual General Meeting of Shareholders. Once the merger of DIA GmbH with Hypo Real Estate Holding took effect, Hypo Real Estate Holding would by right of universal succession become a main shareholder in HRE and thereby take DIA GmbH´s place in the squeeze-out. A further consequence is that Hypo Real Estate Holding would then acquire the 100% shareholding directly in place of DIA GmbH.

DIA GmbH conducting the squeeze-out does not constitute a *necessary transaction step,* however, and therefore is not a precondition for the Spin-off or for it to be filed to the commercial register for entry.

Necessary transaction steps

HVB AG's capital increase against contribution-in-kind by contributing its holding in HRE must be entered into DIA GmbH's commercial register before the Spin-off takes effect.

Transactions under consideration

HRE is to change its legal name to Hypo Real Estate Bank AG. A resolution to amend the Articles of Association accordingly will probably be on the agenda of HRE's Annual General Meeting of Shareholders on May 26, 2003.

Mandatory offer pursuant to § 35 German Securities Acquisition and Takeover Act (*Wertpapierübernahmegesetz, WpÜG*)

Once the contribution of HVB AG's holding in HRE to DIA GmbH takes effect, DIA GmbH is required in principle pursuant to § 35 of the German Securities Acquisition and Takeover Act (*WpÜG*) to make the (other) HRE's shareholders a so-called mandatory offer to acquire their shares in HRE. This Act does, however, provide for exemption by the German Federal Financial Services Authority (BAFin).

DIA GmbH applied to BAFin for an exemption on March 13, 2003, arguing that the transfer constituted intra-group restructuring pursuant to § 36 No. 3 WpÜG.

After transferring the holding in HRE as part of the Spin-off, Hypo Real Estate Holding would also be required in principle to make a mandatory offer pursuant to § 35 WpÜG if DIA GmbH did not at this time already hold 100% of the shares in HRE or the squeeze-out were not considered by BAFin as an exemption. Depending on the state of the squeeze-out procedure at the time the Spin-off takes effect, Hypo Real Estate Holding may apply for exemption pursuant to §§ 35 et. seq. WpÜG.

- **Westfälische Hypothekenbank AG (No. 3 in Annex 4.4-1)**

Westfälische Hypothekenbank AG (hereinafter referred to as "WestHyp") has since 1961 conducted mortgage banking business. It operates as a mortgage bank in the field of residential and commercial financing in Germany (mainly in North Rhine-Westphalia and Germany's new federal states) and The Netherlands. Since 2000, WestHyp has also played an increasing role in capital market transactions.

Structure at the time of the set up of the Spin-off Plan

At the time of the set up of the Spin-off Plan, DIA GmbH held a 75% holding in WestHyp, or 58,500 no par shares. The remaining 25% is held half each by Deutsche Herold Allgemeine Lebensversicherungs-AG and Deutsche Herold Lebensversicherungs-AG.

Transactions under consideration

DIA GmbH is considering transferring its shareholding in WestHyp to HRE. WestHyp would then be an HRE holding in the future Hypo Real Estate Group (see Section 3.2.2 for the HRE and WestHyp business model within the Hypo Real Estate Group).

If the merger of DIA GmbH with Hypo Real Estate Holding were to take effect by entry into Hypo Real Estate Holding's commercial register before the transfer of WestHyp to HRE, Hypo Real Estate Holding would then hold the holding in WestHyp directly. In this case a transfer of WestHyp from Hypo Real Estate Holding to HRE is being considered.

It is also being considered to increase the 75% shareholding in WestHyp by acquiring the remaining 25%. After this acquisition the main shareholder in WestHyp, who depending on the time of acquisition could be either DIA GmbH, HRE or Hypo Real Estate Holding, would then own WestHyp as a wholly-owned subsidiary. Acquiring the remaining holding of WestHyp would make its administration and organization markedly easier. Consideration is also being given to merging WestHyp with HRE so as to bundle in one company the German business conducted separately by HRE and WestHyp and to create additional synergies.

- **Württembergische Hypothekenbank AG (No. 4 in Annex 4.4-1)**

Württembergische Hypothekenbank AG (hereinafter referred to as "WürttHyp") is a mortgage bank by the terms of the Mortgage Bank Act. It has conducted mortgage business since it was founded in 1867.

WürttHyp is mainly involved in the commercial real estate financing business in other European countries.

Structure at the time of the set up of the Spin-off Plan

At the time of the set up of the Spin-off Plan, DIA GmbH held 75.86% of the shares in WürttHyp, or 9,767,489 no par shares. The remaining shareholder structure at the time of the set up of the Spin-off Plan was as follows: 14.25% is held by Deutsche Zentral-Genossenschaftsbank Frankfurt and 7.10% by Bensel-Verwaltungs- und Beratungs-Gesellschaft für Vermögensanlagen mbH, a Baden-Württembergische Bank AG company. Free float shares makes up the remainder.

Transactions under consideration

Here too, consideration is being given to acquiring the remaining shares in WürttHyp so that DIA GmbH or, after the merger of DIA GmbH with Hypo Real Estate Holding, Hypo Real Estate Holding would then hold 100% of WürttHyp shares.

Mandatory offer pursuant to § 35 German Securities Acquisition and Takeover Act (*WpÜG*)

After acquiring 75.86% of WürttHyp shares in December 2002, DIA GmbH was required pursuant to § 35 WpÜG to make a mandatory offer to the (remaining)

WürttHyp shareholders. DIA GmbH was granted an exemption from this requirement by BAFin pursuant to § 36 No. 3 WpÜG on January 3, 2003.

Once the Spin-off takes effect, Hypo Real Estate Holding would in turn be required in principle to make a mandatory offer pursuant to § 35 WpÜG, unless it has not by then acquired the remaining WürttHyp shares from the other shareholders and did not, at the time the Spin-off takes effect, already hold 100% of the shares in WürttHyp.

- **HVB Bank Ireland (No. 5 in Annex 4.4-1)**

HVB Bank Ireland (hereinafter referred to as "HVB Bank Ireland") has hitherto conducted credit business with a focus on corporate lending in Germany and Europe. Its credit business includes syndication, consortium financing and project financing. See Section 3.2.1 of this report for the future business model.

Structure at the time of the set up of the Spin-off Plan

At the time of the set up of the Spin-off Plan, HVB AG held 99.99% of the shares in HVB Bank Ireland. The other seven shares are held on HVB AG's behalf by HVB Bank Ireland employees.

Necessary transaction steps

DIA GmbH is to acquire from HVB AG its shares in HVB Bank Ireland before the Spin-off entry into HVB AG's commercial register. DIA GmbH will then hold 99.99% of the shares in HVB Bank Ireland.

Transactions under consideration

HVB Bank Ireland is to change its legal name to Hypo Real Estate Bank International.

DIA GmbH also holds indirectly via HVB Bank Ireland the following holdings (or will hold them indirectly via HVB Bank Ireland):

- **Assumij Beheer B.V. The Hague, FGH-Bank N.V., Utrecht, Netherlands (No. in Annex 4.4-1)**

FGH specializes in financing commercial and housing construction, mainly for real estate developers and corporations.

Structure at the time of the set up of the Spin-off Plan

HVB AG sold to HRE in 2001 the 100% holding in Dutch Assumij Beheer B.V. (hereinafter referred to as "Assumij") that it had acquired in 1998. Assumij holds 100% of the shares in FGH-Bank N.V. (hereinafter referred to as "FGH").

Transactions under consideration

Consideration is being given to HRE transferring to HVB Bank Ireland its 100% holding in Assumij with the result that the bank would eventually hold 100% of shares in Assumij Beheer B.V. directly and, accordingly, 100% of shares in FGH indirectly.

- **Pfandbriefbank International S.A., Luxembourg (No. 7 in Annex 4.4-1)**

Pfandbriefbank International S.A. (hereinafter referred to as "PBI Lux") has since it was founded in 1999 conducted mortgage banking business on the basis of its license under Luxembourg law, with the focus on municipality loans in Europe and other OECD countries. PBI Lux offers its services at government and municipal level, limiting its investment to countries with at least an AA-rating. The sole business of PBI Beteiligungs GmbH (hereinafter referred to as "PBI GmbH") is to own and hold in custody holdings in German and foreign mortgage banks and municipality lending banks.

Structure at the time of the set up of the Spin-off Plan

At the time of the set up of the Spin-off Plan, 100% of shares in PBI Lux were held by PBI GmbH. At the time of the set up of the Spin-off Plan, one sixth of PBI GmbH was held by DIA GmbH, one sixth by WestHyp, one sixth by WürttHyp and three sixths by HRE.

Transactions under consideration

Consideration is being given to PBI GmbH transferring its holding in PBI Lux to HVB Bank Ireland, which would then hold directly 100% of the shares in PBI Lux.

- **Real Estate Capital Companies (No. 8 in Annex 4.4-1)**

The Real Estate Capital companies (hereinafter referred to as "REC" or altogether "RECs") that HVB AG founded between 1991 and 2002 in Great Britain, France, Italy and, finally, Spain are all, except for the Paris REC that also holds a banking license, financial services companies without banking licenses of their own and mainly provide services ranging from the acquisition of loans to loan processing and credit management for banks.

Structure at the time of the set up of the Spin-off Plan

The shares that HVB AG held in the London, Paris and Milan RECs were transferred in 2002 to a special purpose company, Isar-Seine Immobilien GmbH, a 100% subsidiary of HVB AG. At the time of the set up of the Spin-off Plan, Isar-Seine Immobilien GmbH held 99.99% of the shares in the Paris REC, with six registered shares being held by Paris REC or HVB AG employees. Isar-Seine Immobilien GmbH holds 99.99% of the shares in the London REC, with a single share being held by HVB Immobilien AG. Isar-Seine Immobilien GmbH holds 100% of the shares in the Milan REC.

HVB AG continues to hold 99.98% of the share in REC Iberia, with one registered share being held by an HVB AG employee.

Necessary transaction steps

Isar-Seine Immobilien GmbH is to transfer its holdings in the London, Paris and Milan RECs to HVB Bank Ireland before the Spin-off is entered into the commercial register. HVB AG is also to transfer its holding in REC Iberia to HVB Bank Ireland before the Spin-off is entered into the commercial register. The RECs will then form part of the Spin-off, and HVB Bank Ireland will hold directly either 100% or nearly 100% of shares in the RECs once the Spin-off takes effect.

6.4.4 Undertaking by HVB AG (Section 4.5 of the Spin-off Plan)

Except for the capital increase against contribution-in-kind by the contribution of HRE, there will, in keeping with Section 4.2, be no more changes in HVB AG's holding in DIA GmbH before the completion date, i.e. the entry of the Spin-off into HVB AG's commercial register. In particular, HVB AG will not exercise its right of disposal over its holding in DIA GmbH during this period. HVB AG further undertakes to make all necessary provision for the transfer of HVB Bank Ireland as per Section 5.2 of Annex 4.4-1.

In addition, HVB AG as the sole shareholder in DIA GmbH and Isar-Seine Immobilien GmbH will ensure as far as is legally possible that DIA GmbH and Isar-Seine Immobilien GmbH only exercise their rights of disposal over their holdings as provided for in Annex 4.4-1 between approval of the Spin-off by the transferring company's Annual General Meeting of Shareholders and the completion date. Finally, HVB AG will within the bounds of what is legally possible ensure that DIA GmbH in turn ensures that its subsidiaries held at the time of the set up of the Spin-off Plan only exercise their rights of disposal over their holdings as provided for in Annex 4.4-1 between approval of the Spin-off by the transferring company's Annual General Meeting of Shareholders and the completion date.

6.5 Cooperation Obligations (Section 5 of the Spin-off Plan)

Section 5 of the Spin-off Plan commits both HVB AG and Hypo Real Estate Holding to cooperate with each other to meet obligations to the extent there specified, at the time the Spin-off takes effect.

6.6 Consideration, Granting of Shares, Trustees (Section 6 of the Spin-off Plan)

When the Spin-off takes effect, HVB AG's ordinary shareholders will be granted with one no par share in the form common bearer stock in Hypo Real Estate Holding for every four no par shares in the form of common bearer stock in HVB AG. Holders of preferred shares will be granted with one no par share in the form of registered non-voting preferred share in Hypo Real Estate Holding for every four no par shares in the form of registered non-voting preferred shares in HVB AG.

The shares in Hypo Real Estate Holding created by the Spin-off and granted to HVB AG shareholders on the above-mentioned basis are entitled to a share of profits as of January

1, 2003. In a Spin-off to set up a new company, the Spin-off in the newly-founded company takes the form of a so-called formation on the basis of asset acquisition, which means that HVB AG as the transferring company and thereby founder of Hypo Real Estate Holding is making its contribution not by paying in the issue price for the shares but by transferring the object of the Spin-off (§ 135 par. 2 UmwG, § 27 ff AktG). The number of shares to be granted by Hypo Real Estate Holding to HVB AG shareholders will correspond to the number of shares created as part of the formation on the basis of asset acquisition.

The granting of the shares will be handled technically by Warth & Klein Wirtschaftsprüfungsgesellschaft mbH, Düsseldorf, as trustees. The depositary banks involved in the share allocation will do their best to strike a balance in respect of part entitlements to shares in Hypo Real Estate Holding that result from the allocation ratio of 4 to 1 (see Section 2.3.2 of the report).

6.7 Granting of Special Rights and Advantages (Section 7 of the Spin-off Plan)

6.7.1 §§ 135 and 23 of the German Transformation of Companies Act (*UmwG*) require holders of rights in HVB AG that do not involve a voting right, especially holders of non-voting shares, of convertible bonds, of dividend bonds and of profit participating rights, to be granted rights of equal value in Hypo Real Estate Holding.

At the time of the set up of the Spin-off Report, preferred shares and profit participating rights existed at HVB AG. The following measures are to be undertaken to grant rights of equal value in Hypo Real Estate Holding:

Holders of preferred shares in HVB AG will be granted with preferred shares in Hypo Real Estate Holding on the same basis as ordinary shareholders. The ratio will be geared to the relationship between the equity of HVB AG and that of Hypo Real Estate after the Spin-off (the "equity ratio"). The preferred shares provided for by the Articles of Association will also be allocated on this basis, taking into account the lower number of shares in Hypo Real Estate Holding. The terms of granting of preferred shares in Hypo Real Estate Holding correspond to those of HVB AG preferred shares.

Finally, profit participating rights are also to be shared out on the basis of the equity ratio. When the Spin-off takes effect, the nominal sum total of profit participating rights for HVB AG and Hypo Real Estate Holding will thus be based on the equity ratio between HVB AG and Hypo Real Estate Holding. No change has been made to the terms of profit participating rights. In particular, no change has been made to interest payable. Rights holders will receive in preference over shareholders in the respective company annual payments amounting to 6.75% of the respective nominal value.

6.7.2 Over and above the arrangements made for holders of preferred shares and profit participating rights in Sections 7.1 and 7.2 of the Spin-off Plan, no other rights exist as per § 135 and § 126 par. 1 No. 7 UmwG. No such rights are to be granted in connection with the Spin-off and no such measures are envisaged.

6.7.3 At the time of the set up of the Spin-off Plan, Mr. Kurt F. Viermetz is a member of the Supervisory Board of HVB. Mr. Viermetz is also envisaged as a Supervisory Board member at Hypo Real Estate Holding. Once the Spin-off takes effect, Mr.

Viermetz could therefore be a member of the Supervisory Boards of both HVB AG and Hypo Real Estate Holding. Over and above this, special benefits as meant by § 135 and § 126 par. 1 No. 8 UmwG will be granted to neither a management nor a Supervisory Board member and to neither HVB's Independent Auditor nor the future Hypo Real Estate Holding's Independent Auditor nor the Independent Auditor on the Spin-off.

6.8 Consequences for the Employees and their Representatives (Section 8 of the Spin-off Plan)

Section 8 clarifies that, from the individual and collective rights viewpoint, no fundamental changes will arise for employees. All that will change is the membership of the HVB Group's works council. Whether a Group works council, a Group speakers' committee and/or a Euro council are founded in the future Hypo Real Estate Group will depend on the fulfillment of statutory requirements.

The Spin-off itself will basically have no impact on the company pension plans granted for the employees (direct commitments made by the employer and retirement benefit corporations or pension fund of the employees of HVB AG and/or of BVV Versicherungsverein des Bankgewerbes a. G. and/or of BVV Versorgungskasse des Bankgewerbes e. V.). In principle, the corresponding individual and collective contractual agreements will continue to apply as hitherto. If employees leave the company or go abroad, the agreements in force there will apply.

Employee profit-sharing schemes in the form of stock option plans or stock appreciation rights do not exist. In some cases, members of the Board of Managing Directors and employees of a number of HVB Group companies hold locked employee shares or restricted stocks. These shareholders have all the rights and duties of an ordinary shareholder.

The Spin-off has no impact on the existing collective bargaining agreements.

Once the Spin-off has taken effect, the affiliated companies of the new Hypo Real Estate Group can no longer remain, or be included, in the master or group agreements of the HVB Group. Instead, the new Hypo Real Estate Group must conclude separate cooperation agreements with the existing contractual partners. As a rule it will be likely to receive the same master or group terms and conditions unchanged. They will, however, in any event need to be renegotiated. At present, master or group agreements exist with VICTORIA, HVB Pensionsfonds AG and ALLIANZ, the latter having been closed since cooperation with ALLIANZ was discontinued.

The Spin-off has no influence on the current membership of HVB AG's Supervisory Board. The Supervisory Board of HVB AG does not include employees of DIA GmbH or of companies in which DIA GmbH holds shares. From the time the Spin-off takes effect, employees of the new Hypo Real Estate Group will cease to be eligible for election as staff representatives on HVB AG's Supervisory Board.

The first Supervisory Board of Hypo Real Estate Holding AG will consist, pursuant to § 96 par. 1 and § 101 par. 1 AktG, solely of members representing the shareholders (for details, see Section 4.2.3 of the report).

The Spin-off has no influence on the membership of such Supervisory Boards as are required to be set up for companies in which DIA GmbH has a shareholding. The directorships of staff representatives on the Supervisory Boards of HRE, WestHyp and WürttHyp would not, for instance, be affected by the Spin-off. Employees of these companies will continue to be represented on the Supervisory Board of their respective company.

There are no staff representatives on the executive bodies of HVB Bank Ireland/Hypo Real Estate Bank International, so the Spin-off will bring about no change there either.

See also Section 4.3 for the consequences for employees.

6.9 Warranty (Section 9 of the Spin-off Plan)

Section 9 makes it clear that Hypo Real Estate Holding has no warranty or other entitlements for the quality of the assets to be spun off. It also makes it clear that none but the contractual provisions apply to the Spin-off in relations between HVB AG and Hypo Real Estate Holding.

6.10 Change of Spin-off Date (Section 10 of the Spin-off Plan)

Section 10 includes a so-called variable Spin-off date provision should there be a delay in entry of the Spin-off into the commercial register. If the Spin-off is not entered into HVB AG's commercial register by December 31, 2003, Section 3.1 will be amended to state that the Spin-off date will be 0.00 hours on January 1, 2004, with 24.00 hours on December 31, 2003 as the transfer cut-off date for tax reporting purposes. This provision is necessary to prevent the sum total of income and expenditure costs that HVB AG has booked to Hypo Real Estate Holding from growing too large (see Section 5.1.3). In this case a new final balance sheet will need to be drawn up effective December 31, 2003. Should there be a further delay in entry beyond December 31, the Spin-off date will be postponed by another year.

Should the Spin-off not be entered into HVB AG's commercial register until after the Annual General Meeting of Shareholders of Hypo Real Estate Holding that decides on the distribution of balance sheet profits for the fiscal year 2003, the new shares issued as a consideration will not be entitled to a share of profits until January 1, 2004. In the event of a further delay in entry until after the following year's Annual General Meeting of Shareholders, the start of the entitlement to a share of profits will be postponed by a further year.

6.11 Adjustments to reflect Interim Changes (Section 11 of the Spin-off Plan)

Section 11 serves the purpose of adjusting the provisions of the Spin-off Plan to a possible capital increase by HVB AG, should one be undertaken after the Spin-off Plan has been set up and before the Spin-off takes effect.

Section 11.1 of the Spin-off Plan adjusts the allocation ratio as per Section 6.2 of the Spin-off Plan (hereinafter referred to as the "allocation ratio"). The number of HVB AG shares for which one share in Hypo Real Estate Holding is to be granted will be increased in proportion to the increase in capital stock. The total number of shares to be issued by Hypo Real Estate Holding will remain the same. As a result, the capital stock and the

number of shares in Hypo Real Estate Holding will remain unchanged regardless of a capital increase by HVB AG.

Section 11.2 makes provision for the adjustment of Section 7.1 of the Spin-off Plan. What needs adjusting is the advance share of profits, originally, €0.08 per preferred share based on the allocation ratio of 4 to 1 as for common bearer shares, the adjustment being downward by €0.016 to €0.064 for HVB AG and being €0.064 for preferred shares in Hypo Real Estate Holding. In the event of a capital increase, HVB AG and Hypo Real Estate Holding will handle this adjustment by leaving preferred shares in Hypo Real Estate Holding unaffected by the increase. The adjusted advance share of profits at HVB AG will be increased via the inflow of funds resulting from the capital increase, taking into account the number of new preferred shares resulting from the capital increase and the adjusted advance share of profits of €0.08 to which they would be entitled were it not for the Spin-off. Section 11.2 also makes provision for the allocation of backpayable arrears. They will be allocated in accordance with the distribution of advance profit shares. In the event of a capital increase, HVB AG is required to make the necessary amendments to its articles of association as soon as possible. Until then, HVB AG and Hypo Real Estate Holding are to behave in relations between themselves and with their shareholders as if the amendments had already been made to HVB AG's Articles of Association.

Section 11.3 deals with the adjustment of HVB AG profit participating rights to a Spin-off after a capital increase and therefore modifies the provisions in Section 7.2 of the Spin-off Plan. Hypo Real Estate Holding's assumption of responsibility for HVB AG's obligation to serve and repay profit participating rights takes the form of multiplying the sum total of rights capital (DM 1 billion) by the quotient resulting from dividing 1 by the sum of (i) 5 and (ii) 4, multiplied by the percentage increase in equity. The percentage equity increase is calculated by dividing the capital increase by HVB AG's equity on the effective Spin-off date pursuant to § 266 par. 3 A of the German Commercial Code (HGB).

Accordingly, in the event of a capital increase at HVB AG before the Spin-off takes effect, the same principles are to apply to the allocation of Hypo Real Estate Holding shares, to the distribution of the advance profit share to which preferred shareholders are entitled and to the repayment entitlement of profit participating rights holders as would have applied without a capital increase.

6.12 Effectiveness, Shareholders' Approval (Section 12 of the Spin-off Plan)

Section 12 makes it clear that the effectiveness of the Spin-off is subject to approval by the Annual General Meeting of Shareholders of HVB AG, to the commercial register entry of the new Hypo Real Estate Holding and to the entry of the Spin-off into HVB AG's commercial register.

6.13 Right of Withdrawal (Section 13 of the Spin-off Plan)

HVB AG has the right to withdraw the Spin-off Plan without renewed approval by the Annual General Meeting of Shareholders by means of a Board of Managing Directors decision subject to Supervisory Board approval, if the Spin-off does not take effect by entry into HVB AG's commercial register by December 31, 2003. HVB AG is thereby to be enabled to withdraw this Spin-off Plan in the event of material delay in the plan taking

effect so that, if need be, it can take the change in circumstances into account. It is under no obligation to exercise this right, however.

6.14 Final Provisions (Section 14 of the Spin-off Plan)

Should one or more provisions of the Spin-off Plan be wholly or partially ineffective or prove to be impracticable, the validity of the rest of the Spin-off Plan will not be affected thereby. Completely or partially ineffective or impractible provisions will be replaced by an effective provision that reflects the commercial intend and comes as close as possible to the content of the provision to be replaced. The same holds true analogously should it become apparent that the Spin-off Plan has lacunae.

7 SECURITIES AND LISTING ON THE STOCK EXCHANGE

7.1 New shares to be issued in Hypo Real Estate Holding

The Spin-off of the future Hypo Real Estate Holding from HVB AG will take legal effect with the entries into the commercial register of the Munich Local Court (*Amtsgericht*) under HVB AG and Hypo Real Estate Holding. On the Spin-off date following entry of the Spin-off into the commercial register, HVB AG shareholders will be granted with one common or preferred share in the future Hypo Real Estate Holding for every four of their common or preferred shares in HVB AG. The new Hypo Real Estate Holding shares will be allocated to shareholders by a trustee in accordance with Section 6 of the Spin-off Plan in return for proof of their shareholder status in the form of Dividend Coupon No. 74.

HVB AG's profit participating rights will also be allocated with regard to the equity ratio. The nominal sum total of profit participating certificates will be oriented, once the Spin-off takes effect, to the same ratio for HVB AG and Hypo Real Estate Holding as the two companies' equity ratio. No changes have been made to terms and conditions. Interest payments in particular remain unchanged. Rights holders will receive in preference over shareholders in the respective company annual payments amounting to 6.75% of the respective nominal value.

Warth & Klein GmbH, Düsseldorf, will function as trustee in accordance with § 135 and § 125 UmwG in combination with § 71 par. 1 Sentence 1 UmwG and take receipt of the new shares in Hypo Real Estate Holding to which HVB AG shareholders are entitled.

Once the Spin-off has been entered into the commercial register for HVB AG at the Munich Local Court, HVB AG shareholders will be called on to present their Dividend Coupon No. 74 to a German office of HVB AG during ordinary bank working hours as proof of entitlement and to receive in return their new shares in Hypo Real Estate Holding.

If shareholders have their HVB AG shares or their HVB AG rights held in safe custody by a bank they will be granted with Hypo Real Estate Holding shares or rights without having to issue special instructions. If shareholders hold their shares themselves, they are requested to present within the above-mentioned period their Dividend Coupon No. 74 to a bank as proof of entitlement to their Hypo Real Estate Holding shares. The bank will then send it on to HVB AG in Munich. The bank will then credit the presenting shareholder with a securities account including the shares allocated in accordance with the allocation ratio. Holders of HVB ADRs (American Depositary Receipts) will be allocated their Hypo Real Estate Holding shares via their depositary bank.

If the 4 to 1 allocation ratio of Hypo Real Estate Holding shares or rights to HVB AG shareholders or rights holders leads to partial entitlements, the banks where they hold securities accounts will make suitable provision. Shareholders may either acquire additional partial entitlements and thereby acquire an additional share or right or sell their partial entitlements. Shareholders will be informed in detail by the banks where they hold securities accounts about how partial entitlements are handled. Shareholders are advised to contact their bank to decide on how to deal with their partial entitlements.

Given that Hypo Real Estate Holding's Articles of Association rule out a claim by shareholders to individual certification of their shares, the common bearer shares in Hypo

Real Estate Holding will be deposited with Clearstream Banking AG, Frankfurt am Main, in the form of a global certificate. Holders of shares in Hypo Real Estate Holding will participate in this global certificate in accordance with the number of shares they hold in form of co-ownership. Shares in Hypo Real Estate Holding are entitled to a share of profits from January 1, 2003 provided there is no delay in the Spin-off date.

Shares are allocated to entitled HVB AG shareholders free of charge.

Details of the transaction will be disclosed in due time by publication in the German Federal Gazette (*Bundesanzeiger*) and at least one supraregional newspaper that is an official journal for stock exchange announcements and by notification of HVB AG shareholders by the banks where they hold securities accounts. Holders of HVB ADRs will be notified by their depositary bank.

The quotation of Hypo Real Estate Holding common bearer shares in the Prime Standard in the official market on the Frankfurt Stock Exchange is intended for the fourth quarter of 2003. Prime Standard quotation in HVB AG shares will be "ex Spin-off" at all stock exchanges involved.

For common bearer shares of Hypo Real Estate Holding applications will be made in due time for a new ISIN code, a common code and a new stock exchange symbol.

7.2 Influence of the Spin-off on securities outstanding

HVB AG shares will continue to be listed and quoted on all German stock exchanges and on the stock exchanges in Vienna, Paris and Zurich. The ISIN code continues to be DE0008022005 (German WKN 802 200) and the common code 1114549. In view of the likely market capitalization of Hypo Real Estate Holding and the present market capitalization and liquidity characteristics of other DAX-listed companies, the HVB AG Board of Managing Directors assumes that the common bearer shares of HVB AG will continue after the Spin-off of Hypo Real Estate Holding to be a regular part of the DAX. A final judgment on the effect of the Spin-off on the acceptance in other indices cannot be made on the basis of information currently available.

Shares in a listed subsidiary of the future Hypo Real Estate Holding, HVB Real Estate Bank AG, Munich, will be traded on the Munich stock exchange until such time as the decision to transfer minority shareholders′ shares to the main shareholder pursuant to § 327 AktG is entered into the commercial register for HVB Real Estate AG at the Munich Local Court. Then, Quotation is to be discontinued and the listing is be suspended. The share's ISIN code is DE0008019001 (WKN 801 900).

Shares in WürttHyp are quoted and listed on the Stuttgart stock exchange. Their ISIN code is DE0008124009 (WKN 812 400).

Shares in WestHyp are not traded on a stock exchange.

The 1,000,000 profit participating rights issued by HVB AG at a nominal value of DM1,000 each are currently quoted and listed on the Munich and Frankfurt stock exchanges under the German security ID code WKN 802 180 and the ISIN code DE 0008021809.

Once the Spin-off has been entered into the appropriate commercial registers at the Munich Local Court, conversion and booking of rights held in securities accounts will be carried out in a ratio of 4 to 1 as follows. Profit participating rights holders will receive in return for a rights certificate to the value of DM1,000 eight rights certificates, each with a nominal value of DM100, with HVB AG as debtor and quoted under the existing German security ID code WKN 802 180 and the ISIN code DE 0008021809, and two rights certificates, each worth DM100, with Hypo Real Estate Holding as debtor. For these new securities new ID codes (WKN and ISIN) will need to be applied for so that the Hypo Real Estate profit participating certificates can be listed and quoted on the stock exchange.

To implement this measure, the existing global certificate for 1,000,000 rights, each worth DM1,000, that is deposited with Clearstream Banking AG is to be exchanged for a new global certificate for a total of 8,000,000 rights, each with a nominal value of DM100, with HVB AG as debtor and a new global certificate for a total of 2,000,000 rights, each with a nominal value of DM100, with Hypo Real Estate Holding as debtor.

After the Spin-off, HVB AG profit participating certificates will continue to be quoted on the stock exchanges in Munich and Frankfurt/Main, while the rights issued by Hypo Real Estate Holding are to be quoted and listed on the Frankfurt stock exchange. In both cases, payouts will be made via Clearstream Banking AG.

Munich, March 26, 2003

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

The Board of Managing Directors

ANNEX

Annex 1: List of holdings scheduled for Spin-off

The following overview presents the corporate law status at the time of the set up of the Spin-off Plan. The implementation of transactions that are seen at the time of writing as certain to come about is included in this report.

As explained in detail in the Spin-off Plan, further steps are under consideration both before and after the Spin-off, to amend the participation structures outlined below.

1. Direct corporate Spin-off

Company	Domicile	Registration Number	Share capital in €	Proportion to be spun off to found the Hypo Real Estate Holding	
				in €	in %
DIA Vermögensver-waltungs-GmbH	Munich	108125	100,000	100,000	100%

2. Indirect corporate Spin-offs

This list includes the shareholdings in companies assignable to DIA Vermögensverwaltungs-GmbH after completion of all transactions pursuant to § 16 (4) AktG that are envisaged, regardless of the size of the shareholding.

Company	Proportion of capital to be spun off	Registered office
DIA GmbH holds shares in:	**100.00%**	**Munich**
1.1 HVB Bank Ireland, which holds shares in	**99.99%**	**Dublin**
HVB Dublin Properties Limited	100.00%	Dublin
HVB Real Estate Capital France S.A., which holds shares in	99.99%	Paris
HVB Real Estate Transactions S.A.S.	100.00%	Paris
Société Marseillaise du Tunnel Prado-Carénage S.A.	2.41%	Marseilles
HVB Real Estate Capital Iberia, S.A.	99.98%	Madrid
HVB Real Estate Capital Italia S.p.A.	100.00%	Milan
HVB Real Estate Capital Ltd., which holds shares in	99.99%	London
Broadway Centre Ltd.	100.00%	London
HVB Real Estate Investment Banking Limited	100.00%	London
Hypo Property Investment (1992) Limited	100.00%	London
Hypo Property Investment Limited, which holds shares in	100.00%	London
The Greater Manchester Property Enterprise Fund Limited	100.00%	London

Hypo Property Participation Limited	100.00%	London
Hypo Property Services Ltd.	100.00%	London
Zamara Investments Limited	100.00%	Gibraltar
1.2 HVB Real Estate Bank AG, which holds shares in	**96.91%**	**Munich**
Assumij Beheer B.V., which holds shares in	100.00%	The Hague
FGH Bank N.V., which holds shares in	100.00%	Utrecht
B.V. Mij. tot Expl. van O.G. "Lorentzplein III"	100.00%	Amsterdam
Beheerskantoor B.H.F. B.V.	100.00%	Amsterdam
Belfries I B.V., which holds shares in	100.00%	Utrecht
B.V. Expl. Mij. Gem.sch.Eigendom "E.G.E. XXXII"	100.00%	Amsterdam
B.V. Vastgoedmij. IIex VI	100.00%	Utrecht
B.V. Vastgoedmij. IIex VIII	100.00%	Utrecht
B.V. Vastgoedmij. IIex X	100.00%	Utrecht
B.V. Expl. Mij. Gem.sch. Eigendom "E.G.E. XXII"	100.00%	Amsterdam
Tumulus B.V.	61.70%	Amsterdam
Bouw-en Exploitatie Mij. "Grosland II" B.V., which holds shares in	100.00%	Amsterdam
Blauwhof Buikslobermeerplein B.V.	8.00%	Rotterdam
Cruquius Park Vastgoed B.V.	26.50%	Best
Czaar Peter Beheer B.V.	5.00%	Best
Eurowoningen Grondexploitatie B.V.	8.00%	Rotterdam
Eurowoningen Ontwikkelingsmij. B.V.	50.00%	Rotterdam
Fonteinkruid B.V.	50.00%	Rotterdam
FGH Assetmanagement	100.00%	Utrecht
FGH Expertise B.V., which holds shares in	100.00%	Utrecht
Total Concept Partners B.V.	20.00%	Nijkerk
FGH Hypo Garant Fonds I B.V.	100.00%	Utrecht
G.B.F. Bouw- en Exploitatiemij. B.V.	100.00%	Rijswijk
Nederlandse Hypotheekbank N.V.	100.00%	Amsterdam
O.G. Investment Management Services B.V.	100.00%	Utrecht
Aufbaugesellschaft Bayern GmbH	13.52%	Munich
Aufbaugesellschaft Bayern GmbH & Co. Grundbesitz KG	0.07%	Munich
Bayerische Landessiedlung GmbH	2.94%	Munich
BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG	0.08%	Berlin
Deutsche Börse AG	0.01%	Frankfurt/ Main
Deutsches Theater Grund- und Hausbesitz GmbH	3.30%	Munich
Fundus Gesellschaft für Grundbesitz und Beteiligung mbH, which holds shares in	94.00%	Nuremberg
Grundstücksgesellschaft Geibelstraße Leipzig mbH & Co. KG	100.00%	Nuremberg
Grundstücksgesellschaft Schuhhagen Greifswald mbH & Co. KG	100.00%	Nuremberg
Verwaltung Grundstücksgesellschaft Geibelstraße Leipzig mbH	100.00%	Nuremberg

Verwaltung Grundstücksgesellschaft Schuhhagen Greifswald mbH	100.00%	Nuremberg
Gemeinnützige Wohnstätten- und Siedlungsgesellschaft mbH	>0%	Munich
Immo Trading GmbH	100.00%	Munich
Kaufhof Plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Bahnhof Berlin KG	5.02%	Düsseldorf
Kaufhof Plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Berlin Prerower Platz KG	5.15%	Düsseldorf
Kaufhof-Plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Halle KG	5.01%	Düsseldorf
Kaufhof-Plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Aachen KG	5.00%	Düsseldorf
Kaufhof-Plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Mannheim KG	5.00%	Düsseldorf
LEG Landesentwicklungsgesellschaft Nordrhein-Westfalen mbH	>0%	Düsseldorf
LHI Immobilienfonds Verwaltung GmbH & Co. Objekt Hettstedt KG	5.09%	Munich
Meridies Grundbesitz- und Bebauungsgesellschaft mbH, which holds shares in	94.00%	Munich
Frappant Altona GmbH	94.00%	Munich
Wedimo Grundbesitz GmbH & Co. KG	100.00%	Munich
Wedimo Grundstücksverwaltungs GmbH	100.00%	Munich
PBI-Beteiligungs-GmbH	50.00%	Munich
Pfandbrief Bank International S.A.	100.00%	Luxembourg
Ragnarök Vermögensverwaltungs KG	94.00%	Munich
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG	33.00%	Munich
1.3 PBI-Beteiligungs-GmbH, which holds shares in	**16.67%**	**Munich**
Pfandbrief Bank International S.A.	100.00%	Luxembourg
1.4 Westfälische Hypothekenbank AG, which holds shares in	**75.00%**	**Dortmund**
Amorfos Grundstücksgesellschaft mbH & Co. KG	2.50%	Berlin
BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG	0.01%	Berlin
Deutsche Börse AG	0.01%	Frankfurt/M
GGV Gesellschaft für Grundbesitzverwaltung- und Immobilienmanagement mbH	100.00%	Dortmund
ILLIT Grundstücks- und Verwaltungsgesellschaft mbH & Co. KG	5.00%	Grünwald
Immovation GmbH	100.00%	Dortmund
Inula Grundstücks-Verwaltungsgesellschaft mbH & Co. KG	10.00%	Grünwald
PBI-Beteiligungs-GmbH, which holds shares in	16.67%	Munich
Pfandbrief Bank International S.A.	100.00%	Luxembourg
Sano Grundstück-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG	33.30%	Düsseldorf

Soma Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG	33.30%	Düsseldorf
Westhyp Finance B.V.	100.00%	Amsterdam
Westhyp Immobilien Holding GmbH	100.00%	Dortmund
WestHyp Immobilien Management GmbH	100.00%	Dortmund
WestHyp Immobilien Management GmbH & Co. KG	100.00%	Dortmund
WILMA Bouwfonds Bauprojekte GmbH & Co. "An den Teichen" KG	5.00%	Ratingen
1.5 Württembergische Hypothekenbank AG, which holds shares in	**75.86%**	**Stuttgart**
Aerodom Bureau Verwaltungs GmbH	32.00%	Berlin
Airport Bureau Verwaltungs GmbH	32.00%	Berlin
Credit Foncier et Communal d'Alsace et de Lorraine	10.33%	Strasbourg
GfA-Gesellschaft für Anwendungsentwicklung mbH	25.00%	Stuttgart
GfI-Gesellschaft für Immobilienentwicklung und -verwertung mbH	100.00%	Stuttgart
GfR-Gesellschaft für Rechenzentrumsleistungen mbH	100.00%	Stuttgart
PBI-Beteiligungs-GmbH, which holds shares in	16.67%	Munich
Pfandbrief Bank International S.A.	100.00%	Luxembourg
SP Schönefelder Projektentwicklungs- und -verwaltungsgesellschaft mbH	50.00%	Stuttgart
SP Schönefelder Projektentwicklungs- und -verwaltungsgesellschaft mbH & Co. KG	50.00%	Stuttgart
Vierte Airport Bureau Center KG, Areal Bau-Investitionen GmbH & Co.	32.00%	Berlin
WH-Erste Grundstücks GmbH	100.00%	Norderfriedrichskoog
WH-Erste Grundstücks GmbH & Co. KG	100.00%	Norderfriedrichskoog
WHI-Württemberger Hypo Immobilienbewertungs- und Beratungsgesellschaft mbH	100.00%	Stuttgart

Annex 2: Independent Auditors´ Report on the Spin-off

The Independent Auditor´s Report on the Spin-off is only available in German and is included in the collection of German Spin-Off documents (Spin-off Plan, Spin-Off Report, Independent Auditors´ Report on the Spin-off).

19 September 2003


Hypo Real Estate
GROUP

Supplement to Listing Prospectus

for the admission of

130,433,775 no-par value ordinary bearer shares
("Shares")

each with a notional value of € 3.00 and carrying full dividend rights
as of the financial year commencing 1 January 2003

to trading on the Official Market of the Frankfurt Stock Exchange with simultaneous admission to the sub-sector of the Official Market with additional obligations arising from admission
(Prime Standard)

as well as

2,000,000 bearer profit participation certificates
("Profit Participation Certificates")

each with a face value of DEM 100.00 (approximately € 51.13) and carrying participation rights
as of the financial year commencing 1 January 2003

to trading on the Official Market of the Frankfurt Stock Exchange
(General Standard)

resulting from the spin-off of the commercial real estate financing business of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich ("HVB AG"), which has already been filed with the commercial register and which is expected to be entered in the commercial register on or about 1 or 2 October 2003, in accordance with the resolution of its ordinary shareholders' meeting of 14 May 2003 to Hypo Real Estate Holding AG, Munich, which will be newly founded as part of the spin-off
(spin-off by way of founding a new company; the "Spin-Off")

of the future

Hypo Real Estate Holding AG

Munich

This supplement to the listing prospectus and the accompanying listing prospectus are provided in the United States only to shareholders of HVB AG to provide them with information regarding Hypo Real Estate Holding AG ("Hypo Real Estate Holding") and the Spin-off. This supplement to the listing prospectus and the accompanying listing prospectus do not constitute an offer or invitation to subscribe for or purchase Shares, Profit Participation Certificates or any other securities. Shares and Profit Participation Certificates will be distributed only to existing shareholders of HVB AG in connection with the Spin-off, and no Shares or Profit Participation Certificates are for sale by Hypo Real Estate Holding or HVB AG in connection with the Spin-off or the listing of the Shares and the Profit Participation Certificates on the Frankfurt Stock Exchange.

This supplement must be read together with the accompanying Listing Prospectus, which contains information regarding Hypo Real Estate Holding and the Spin-off.

UNITED STATES TAXATION

The following discusses certain U.S. federal income tax ("U.S. tax") consequences to U.S. holders of ordinary shares of HVB AG that might result if (i) the Spin-off were treated as a taxable transaction for U.S. federal tax purposes or (ii) the Shares were to qualify as shares in a passive foreign investment company ("PFIC"). For this purpose, U.S. holders include a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Because this discussion does not address all U.S. tax consequences to a U.S. holder that might result if the Spin-off were treated as a taxable transaction or if the Shares were to qualify as shares in a PFIC and does not address other tax consequences (including U.S. federal, state, or local, or foreign tax consequences) of owning Shares, Profit Participation Certificates or shares of HVB AG, or of receiving Shares or Profit Participation Certificates in the Spin-off, we urge you to consult with a tax advisor regarding the U.S. federal, state and local and any foreign tax consequences to you of receiving and owning Shares, Profit Participation Certificates or shares of HVB AG.

Taxation of Spin-off

We believe that the Spin-off of the Shares by HVB AG should be treated in its entirety as a non-taxable distribution to U.S. holders for U.S. tax purposes. In accordance with such treatment, a U.S. holder's total basis in its shares of HVB AG should be allocated among all the shares of HVB AG and the Shares held after the Spin-off in proportion to their respective fair market values immediately after the Spin-off. However, the determination of whether the Spin-off is non-taxable depends on certain factual and legal issues the resolution of which is not entirely clear. Accordingly, it is possible that the Spin-off or a part thereof could be determined to result in a taxable distribution of Shares by HVB AG to U.S. holders.

If part or all of the Spin-off were determined to be taxable (a "Taxable Distribution"), that portion of the distribution considered taxable would be treated as a dividend to U.S. holders to the extent of HVB AG's current and accumulated earnings and profits as determined for U.S. tax purposes (which, in the case of U.S. holders who are individuals, should qualify for the maximum 15% rate on dividends). To the extent, if any, that the value of the Taxable Distribution would exceed the earnings and profits of HVB AG, the Taxable Distribution would be treated as a return of capital to the extent of a U.S. holder's adjusted basis in the stock of HVB AG and as gain to the extent of any excess. To the extent the Shares are considered received in a Taxable Distribution, U.S. holders would take a fair market value basis in the Shares received, with a new holding period commencing with the date following the distribution.

Possible Application of PFIC Rules

It is unclear whether Hypo Real Estate Holding would be treated as a PFIC for U.S. tax purposes. The determination of whether a company is a PFIC involves factual and legal issues the resolution of which is uncertain. Further, the determination must be made annually at year-end and is therefore subject to change. A foreign corporation is a PFIC in any taxable year in which either (i) 75 percent or more of its gross income consists of certain specified types of "passive" income or (ii) the average percentage of its assets (by value) that produce or are held for the production of passive income is at least 50 percent. Of particular relevance here, under proposed regulations, income of a foreign corporation that otherwise would be treated as passive income may qualify as non-passive income if the corporation qualifies as an "active bank" or "qualified bank affiliate." Whether those tests would be met in this case is unclear.

If Hypo Real Estate Holding is a PFIC, the so-called "interest charge regime" of Code section 1291 will apply to any U.S. holder of Shares that does not make a "mark-to-market" election. Under the interest charge regime, (i) any gain realized on the sale or other disposition of the Shares (possibly including a gift, exchange in a corporate reorganization or grant as security for a loan) and any "excess distribution" by Hypo Real Estate Holding to the U.S. holder (generally, any distributions to the U.S. holder in

respect of the Shares during a single taxable year that are greater than 125% of the average annual distributions received by such U.S. holder in the three preceding years or its holding period, if shorter), will be treated as ordinary income that was earned ratably over each day in the U.S. holder's holding period for the Shares, (ii) the portion of such gain or distribution that is allocable to prior taxable years will, with certain exceptions, be subject to tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. holder, and (iii) the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year. It should be noted that if, as we believe, the Spin-off is considered in whole or part a non-taxable distribution for U.S. tax purposes, a U.S. holder's holding period in the Shares will include such U.S. holder's holding period in the corresponding HVB AG shares. In addition, if Hypo Real Estate Holding is a PFIC, a step-up in the tax basis of the Shares would not be available upon the death of an individual U.S. holder.

If Hypo Real Estate Holding is a PFIC and the Shares are considered, for purposes of Code section 1296(e), as marketable stock, the "interest charge regime" described above will not apply to a U.S. holder that makes a "mark-to-market" election with respect to the Shares. Instead, in general, the U.S. holder must include as ordinary income each year the excess, if any, of the fair market value of the Shares at the end of the taxable year over the U.S. holder's adjusted basis in the Shares, and is allowed a deduction for any excess of the adjusted basis over the fair market value of the Shares at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. A U.S. holder's adjusted basis in the Shares will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election, and any gain or loss on the disposition of Shares will generally be ordinary income, or, to the extent of previously included mark-to-market inclusions, ordinary loss. A mark-to-market election will apply to the taxable year for which it is made and for all subsequent taxable years unless the Shares cease to be marketable stock or the IRS consents to the revocation of the election. If Hypo Real Estate Holding is a PFIC and, in a later year, ceases to be a PFIC, a U.S. holder who has made a valid mark-to-market election would not be required to continue to include in income amounts determined under the mark-to-market regime, though the mark-to-market election would remain in effect and would continue to apply if Hypo Real Estate Holding were treated as a PFIC in a subsequent taxable year.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC. In general, these rules allocate creditable foreign taxes over the U.S. holder's holding period for Shares and otherwise coordinate the foreign tax credit limitation rules with the PFIC rules.

In addition to the special PFIC tax regime, dividends paid on shares of a PFIC are not eligible for the reduced (maximum 15%) rate of taxation of dividends received by individuals on shares of qualifying corporations.

A US holder that owns Shares during any year in which Hypo Real Estate Holding is a PFIC must file IRS Form 8621 for that year.

19 September 2003

The German version of this Listing Prospectus is the approved and binding text. This entire document, except for the sections captioned "Acquisition of control over companies", p. 82, "General information on capital measures", p. 92, "Notification and disclosure obligations", p. 93, and "General" p. 97, which are not contained in the binding German-language version of the Listing Prospectus, has been translated into English for convenience only.

Hypo Real Estate

GROUP

Listing Prospectus

for the admission of

130,433,775 no-par value ordinary bearer shares
(*Stückaktien*)

– German securities identification number: 802 770 –
– ISIN: DE 000 802 770 7 –
– Common code: 17329707 –

each with a notional value of € 3.00 and carrying full dividend rights
as of the financial year commencing 1 January 2003

to trading on the Official Market of the Frankfurt Stock Exchange with simultaneous admission to the sub-sector of the Official Market with additional obligations arising from admission
(Prime Standard)

as well as

2,000,000 bearer profit participation certificates
(*Genussscheine*)

– German securities identification number: 802 773 –
– ISIN: DE 000 802 773 1 –
– Common code: 17329871 –

each with a face value of DEM 100.00 (approximately € 51.13) and carrying participation rights
as of the financial year commencing 1 January 2003

to trading on the Official Market of the Frankfurt Stock Exchange
(General Standard)

resulting from the spin-off of the commercial real estate financing business of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, which has already been filed with the commercial register and which is expected to be entered in the commercial register on or about 1 or 2 October 2003, in accordance with the resolution of its ordinary shareholders' meeting of 14 May 2003 to Hypo Real Estate Holding AG, Munich, which will be newly founded as part of the spin-off
(spin-off by way of founding a new company)

of the future

Hypo Real Estate Holding AG

Munich

TABLE OF CONTENTS

GENERAL INFORMATION

The origin of Hypo Real Estate Holding AG

Unless otherwise specified, all information in this listing prospectus (*Börsenzulassungsprospekt* – the "Prospectus") assumes that the spin-off of the commercial real estate financing business of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich ("HVB AG" and, together with its direct and indirect wholly or partially owned subsidiaries, the "HVB Group") resolved on 14 May 2003 by the ordinary shareholders' meeting of HVB AG to Hypo Real Estate Holding AG, Munich, to be newly founded as part of the spin-off process (the "Company" or "Hypo Real Estate Holding" and, together with its direct and indirect wholly or partially owned subsidiaries, the "Hypo Real Estate Group") will be entered in the commercial register as planned probably on or around 1 or 2 October 2003 and will thus become effective, and that the future Hypo Real Estate Holding AG which is currently being founded will thus come legally into existence. The management board and the supervisory board of the future Company currently being founded have already been appointed.

Liability for the contents of the Prospectus

In accordance with sections 44 et seq. German Stock Exchange Act (*Börsengesetz* "BörsG"), the Company and HVB AG assume liability for the contents of this Prospectus and declare that, to the best of their knowledge, the information in this Prospectus is correct and no material circumstances have been omitted.

An addendum *(Nachtrag)* to this Prospectus with regard to the effectiveness of the spin-off, the shares of the Company as well as any other circumstances which have occurred since the publication of this Prospectus and which are of material importance for an assessment of the Company or of the Company's shares shall be published in the *Börsen-Zeitung* and in the Federal Gazette (*Bundesanzeiger*).

Inspection of documents

Company documents, that are publicly available and specified in this Prospectus, in particular the spin-off plan, the spin-off report and the spin-off audit report, as well as future annual reports and interim reports are available from and can be inspected on the business premises of the Company, Unsöldstraße 2, 80538 Munich, during normal business hours. The spin-off plan, the spin-off report and the spin-off audit report are also available from and can be inspected on the business premises of HVB AG, MOO6, Arabellastraße 12, 81925 Munich, during normal business hours.

Subject of the Prospectus

Hypo Real Estate Holding AG shall come into existence when the proportion-retaining spin-off of the commercial real estate financing business of HVB AG, which has already been filed with and which is expected to be entered in, the commercial register on or around 1 or 2 October 2003 becomes effective; this business is to be transferred to the new company to be founded as part of the spin-off process in accordance with the resolution adopted by the ordinary shareholders' meeting of HVB AG on 14 May 2003. As a consequence of the spin-off, the former HVB AG shareholders will become the sole shareholders of the Company in the same proportion as their holdings in HVB AG.

The subject of this Prospectus are all 130,433,775 no-par value ordinary bearer shares (*Stückaktien*) of the future Hypo Real Estate Holding AG, each with a notional value of € 3.00 (in total: € 391,301,325.00) and carrying full dividend rights as of the financial year commencing 1 January 2003 (the "Ordinary Shares"), as well as the entire profit participation capital of the future Hypo Real Estate Holding AG amounting to DEM 200,000,000.00 (€ 102,258,376.24), consisting of 2,000,000 profit participation certificates (the "Profit Participation Certificates"), each with a face value of DEM 100.00 (approximately € 51.13) and carrying participation rights as of the financial year commencing on 1 January 2003.

Forward-looking statements, statistical data and portfolio information

This Prospectus contains certain forward-looking statements and information using the words "assumes", "expects", "intends" or formulations of a similar nature. This is applicable particularly to the chapters "Risk factors", "Business" and "Business developments and prospects" and wherever the Prospectus contains details of the future financial profitability, plans, expectations, growth and profitability in relation to the future activities of the Hypo Real Estate Group as well as economic conditions to which the Hypo Real Estate Group is exposed. Such forward-looking statements are subject to risks, uncertainties, assumptions and other factors, which may mean that the actual results, including the financial situation and the profitability of the Hypo Real Estate Group or of financial institutions in general, differ significantly from or turn out to be more negative than those, which have been explicitly or implicitly assumed or described in these statements. The following are examples of such factors:

- Fundamental economic conditions, and in particular such conditions in the core business fields and markets of the Hypo Real Estate Group;
- The development of the global financial and real estate markets, interest rate fluctuations and exchange rate fluctuations, and in particular developments affecting the exchange rate between the Euro and the US Dollar;
- The development of credit risks;
- Changes to the refinancing conditions of the Hypo Real Estate Group, and in particular rating changes;
- The development of the competitive situation at local, regional, national and global levels;
- Changes to laws and regulations, particularly in the European Union and in the United States of America;
- Changes in the policy of central banks and/or domestic or foreign governments;
- Terrorist attacks, events of war and the consequences thereof

and other factors specified in this Prospectus. The Company and the undersigned bank assume no liability for updating such forward-looking statements and bringing them into line with future events or developments.

In addition, this Prospectus contains statistical data and forecasts, which have been taken or derived from sector publications and which have not been verified by the Company.

Unless otherwise specified, all portfolio information in this Prospectus refers to the volumes of outstanding loans.

Reference to currencies

References in this Prospectus to "Euro", "EUR" or "€" refer to the common currency of twelve member states of the European Economic and Currency Union, which replaced the national currencies of the corresponding states on 1 January 2002. References to "DEM" refer to the national currency of the Federal Republic of Germany which was valid before the introduction of the Euro. References to "USD" refer to the Dollar of the United States of America, references to "GBP" refer to the British Pound Sterling, references to CHF refer to the Swiss Franc, references to "NOK" refer to the Norwegian Crowns, and references to "JPY" refer to the Japanese Yen.

The Euro figures set out in this Prospectus are based on the statutory conversion rate of DEM 1.95583 per € 1.00. The Company publishes its financial statements in Euro.

THE ALLOCATION AND LISTING OF SHARES AND PROFIT PARTICIPATION CERTIFICATES OF HYPO REAL ESTATE HOLDING AG

The following chapter sets out the probable contents of a publication of HVB AG planned for 4 October 2003 in the *Börsen-Zeitung* and subsequently in the Federal Gazette *(Bundesanzeiger)* regarding the initial invitation for receiving the shares and Profit Participation Certificates of Hypo Real Estate Holding, as well as further information concerning the listing of the Ordinary Shares and the Profit Participation Certificates.

In its capacity as the transferring company, HVB AG has decided to transfer the commercial real estate financing business grouped in DIA Vermögensverwaltungs-GmbH ("DIA GmbH") in accordance with section 123 para. 2 of the German Reorganization and Transformation Act (*Umwandlungsgesetz*, the "UmwG") by way of spinning off the shares in DIA GmbH to the new Company Hypo Real Estate Holding (the transferee, to be founded by way of the spin-off procedure) in return for the granting of shares of the transferee. The spin-off plan adopted on 26 March 2003 specifies a split ratio (allocation ratio) of 4:1. On 14 May 2003, the ordinary shareholders' meeting of HVB AG approved the spin-off plan of 26 March 2003 together with all constituent parts, and in particular the articles of association of Hypo Real Estate Holding. The spin-off has been based on a balance sheet as of 31 December 2002 (closing balance sheet) which has been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Ganghoferstraße 29, 80339 Munich ("KPMG"), the auditor of HVB AG, who have issued an unqualified auditor's opinion.

The spin-off of Hypo Real Estate Holding will become legally effective when the spin-off is entered in the commercial register at the local court (*Amtsgericht*) Munich for HVB AG and Hypo Real Estate Holding, which is expected to occur on or around 1 or 2 October 2003. Immediately after the spin-off becomes effective, the shareholders of HVB AG will own a shareholding in Hypo Real Estate Holding in the same ratio as their shareholding in HVB AG in accordance with the allocation ratio specified in the spin-off plan (proportion-retaining spin-off). Pursuant to a resolution of the district court (*Landgericht*) Munich I of 11 March 2003, Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft, Munich ("Ernst & Young"), has been appointed as the spin-off auditor. The spin-off plan has been audited by Ernst & Young in its capacity as the spin-off auditor. In their final statement with regard to the spin-off audit report of March 2003, the spin-off auditors have also confirmed that there are no objections to be raised with regard to the contemplated allocation ratio.

The following is applicable to the allocation and listing of shares and Profit Participation Certificates of Hypo Real Estate Holding:

Allocation ratio

Shares

When the spin-off becomes effective, shareholders of HVB AG will simultaneously become shareholders of Hypo Real Estate Holding in accordance with their existing holding in HVB AG and in line with the allocation ratio of 4:1 specified in the spin-off plan.

According to the spin-off plan, the shareholders of HVB AG shall receive the following when the spin-off becomes effective:

- For every four no-par value ordinary bearer shares of HVB AG (ISIN DE 000 802 200 5 / German securities identification number: 802 200), one no-par value ordinary bearer share of Hypo Real Estate Holding (ISIN DE 000 802 770 7 / German securities identification number: 802 770); and
- For every four no-par value preferred registered shares without voting rights of HVB AG (ISIN DE 000 802 203 9 / German securities identification number: 802 203), one no-par value bearer preferred share without voting rights of Hypo Real Estate Holding (ISIN DE 000 802 771 5 / German securities identification number: 802 771).

each with a notional value of € 3.00 and carrying full dividend rights as of the financial year which commenced on 1 January 2003.

Profit participation certificates

HVB AG issued profit participation certificates (ISIN DE 000 802 180 9 / German securities identification number: 802 180) in 1997. In line with the specified allocation ratio of 4:1, it is contemplated that, when the spin-off becomes effective, Hypo Real Estate Holding will assume, on a pro rata basis, the obligation of HVB AG with regard to servicing and repaying the profit participation certificates. In the course of the spin-off process, the original denomination of DEM 1,000.00 (approximately € 511.29) per profit participation certificate will be converted to a denomination of DEM 100.00 (approximately € 51.13) per profit participation certificate.

When the spin-off becomes effective, in order to adapt the profit participation rights of HVB AG to the spin-off, the face value of DEM 1,000,000,000.00 (approximately € 511,291,881.20) specified in the profit participation certificate conditions of the profit participation rights of HVB AG will be reduced by DEM 200,000,000.00 (approximately € 102,258,376.24) to DEM 800,000,000.00 (approximately € 409,033,504.96), consisting of 8,000,000 bearer profit participation certificates each with a par value of DEM 100.00 (approximately € 51.13).

The holders of profit participation certificates of HVB AG shall accordingly receive the following in return for one Profit Participation Certificate with a face value of DEM 1,000.00 (approximately € 511.29): eight profit participation certificates of HVB AG with a total face value of DEM 800.00 (approximately € 409.03), consisting of eight profit participation certificates each with a face value of DEM 100.00 (approximately € 51.13), as well as two Profit Participation Certificates of Hypo Real Estate Holding AG with a total face value of DEM 200.00 (approximately € 102.26), consisting of two Profit Participation Certificates each with a face value of DEM 100.00 (approximately € 51.13). The Profit Participation Certificates of Hypo Real Estate Holding carry participation rights as of the financial year, which commenced on 1 January 2003.

Trustee

With regard to the allocation of the ordinary and preferred shares of Hypo Real Estate Holding, it is contemplated that Wirtschaftsprüfungsgesellschaft Warth & Klein GmbH, Düsseldorf, shall act for the shareholder of HVB AG as trustee in accordance with sections 135, 125 UmwG in conjunction with section 71 para. 1 sentence 1 UmwG. The trustee has appointed HVB AG to handle all activities on behalf of the trustee in connection with the process of allocating the shares.

It is not necessary, and there are also no plans, for a trustee to be appointed for allocating the Profit Participation Certificates.

The allocation procedure

Allocation of the Ordinary Shares

In order to enable them to receive the Ordinary Shares of Hypo Real Estate Holding, the shareholders of HVB AG will be requested to submit the dividend coupon number 74 of the shares of HVB AG which serves as evidence of their entitlement probably between 6 October 2003 and 7 January 2004 (incl.) to a domestic branch of HVB AG or to another bank for forwarding to HVB AG during normal counter hours.

For shareholders of HVB AG who have their ordinary bearer shares held in custody at a credit institution in a collective custody account or in a safe custody account, the Ordinary Shares of Hypo Real Estate Holding will be allocated without any separate application having to be made.

In the notification of 4 October 2003, shareholders of HVB AG who themselves hold their ordinary bearer shares, will be requested to submit the dividend coupon number 74 which serves as evidence of their entitlement in order to receive the Ordinary Shares of Hypo Real Estate Holding to a domestic branch of HVB AG or another bank for forwarding to HVB AG during the above-mentioned period. This credit institution will provide the shareholder submitting this coupon with a credit to a securities deposit account with regard to the allocated shares in accordance with the allocation ratio. The entries in the securities deposit account are expected to be made on 3 October 2003, after the close of the market, as follows: The depositary banks will credit one Ordinary Share of Hypo Real Estate Holding to the corresponding holder of four ordinary shares of HVB AG held in custody by the depositary banks.

The holders of American Depositary Receipts ("ADRs") of HVB AG will receive their allocation of shares of Hypo Real Estate Holding in the form of ADRs via JPMorgan Chase Bank, New York, as the depositary bank.

Under the Company's articles of association the shareholders are not entitled to receive physical share certificates. The Ordinary Shares of Hypo Real Estate Holding will be represented by a global share certificate deposited with Clearstream Banking AG, Frankfurt am Main.

If holdings of ordinary bearer shares of HVB AG are not divisible by four, the relevant shareholders are entitled to fractional rights in relation to an Ordinary Share of Hypo Real Estate Holding.

Because fractional rights do not entitle the holder to shareholder rights, those ordinary shareholders of HVB AG to whom fractional rights are allocated will be requested in a notification of 4 October 2003 to issue an instruction to their depositary banks from 6 October 2003, but no later than by 7 January 2004 (incl.), for their fractional rights to be augmented by purchasing additional fractional rights in order to acquire additional whole Ordinary Shares of Hypo Real Estate Holding, or for their existing fractional rights to be sold.

If an order is not issued for smoothing fractions, the fractional rights applicable to the allocated Ordinary Shares of Hypo Real Estate Holding shall be grouped together to form whole Ordinary Shares after the expiry of a reasonable period and will be sold on the stock exchange. The proceeds will be paid out to the corresponding ordinary shareholders of Hypo Real Estate Holding in accordance with the fractional rights to which they are entitled.

Allocation of preferred shares

Because the sole preference shareholder has the non-voting preferred registered shares of HVB AG held in custody in an individual securities account, the non-voting preferred bearer shares of Hypo Real Estate Holding applicable in relation to these shares will be allocated separately by the trustee after the spin-off has been entered in the corresponding commercial register.

Allocation of Profit Participation Certificates

The profit participation certificates with a total face value of DEM 1,000,000,000.00 (approximately € 511,291,881.20) formerly issued by HVB AG are represented in global share certificates deposited with Clearstream Banking AG. As a result of the spin-off, these certificates will in future only evidence profit participation rights with a total face value of DEM 800,000,000.00 (approximately € 409,033,504.96). The Profit Participation Certificates of the Company with a total face value of DEM 200,000,000.00 (approximately € 102,258,376.24) resulting from the spin-off consisting of 2,000,000 Profit Participation Certificates each with a face value of DEM 100.00 (approximately € 51.13), will be represented in a global share certificate deposited with Clearstream Banking AG.

The holders of the profit participation certificates will not have to take any action with regard to the allocation of Profit Participation Certificates of Hypo Real Estate Holding.

The entries in security deposit accounts will probably be made on 3 October 2003, after the close of the market, as follows: The depositary banks will make the following entries for the profit participation certificates of HVB AG which they hold in custody using the allocation ratio 4:1 for the Profit Participation Certificates of Hypo Real Estate Holding: For one profit participation certificate of HVB AG with a face value of DEM 1,000.00 (approximately € 511.29), the corresponding holder will be credited with two Profit Participation Certificates of Hypo Real Estate Holding with a total face value of DEM 200.00 (approximately € 102.26), consisting of two Profit Participation Certificates each with a face value of DEM 100.00 (approximately € 51.13); at the same time, the security deposit holding of profit participation certificates of HVB AG will be reduced to a total face value of DEM 800.00 (approximately € 409.03), consisting of eight profit participation certificates each with a face value of DEM 100.00 (approximately € 51.13).

Commission- and charge-free allocation

The shareholders and holders of profit participation certificates with a securities deposit account will not incur any commission and charges in Germany for the allocation of the ordinary and preferred

shares of Hypo Real Estate Holding, the security deposit account entries for the profit participation certificates of Hypo Real Estate Holding and HVB AG as well as the order for settling of any fractional rights in relation to Ordinary Shares of Hypo Real Estate Holding.

Admission to the stock exchange and listing

The Prospectus of Hypo Real Estate Holding was approved by the Frankfurt Stock Exchange on 19 September 2003 and is available free-of-charge from Hypo Real Estate Holding, Unsöldstraße 2, 80538 Munich, from HVB AG, MOO6, Arabellastraße 12, 81925 Munich, and from the Frankfurt Stock Exchange, Zulassungsstelle, Neue Börsenstraße 1, 60487 Frankfurt am Main.

It is contemplated that the 130,433,775 Ordinary Shares of Hypo Real Estate Holding will be admitted to the Official Market of the Frankfurt Stock Exchange and will simultaneously be admitted to the sub-sector of the Official Market with additional obligations arising from admission (Prime Standard) on 2 October 2003. In addition, the 2,000,000 Profit Participation Certificates with a face value of DEM 100.00 (approximately € 51.13) for each Profit Participation Certificate of Hypo Real Estate Holding are also to be admitted on 2 October to the Official Market of the Frankfurt Stock Exchange (General Standard). After admission by the Frankfurt Stock Exchange probably on 4 October 2003, it is contemplated that the admission and other circumstances which have occurred since the original publication of the Prospectus and which are of material importance for an assessment of the Company or the Company's shares will be published in an addendum (*Nachtrag*) to the Prospectus in the *Börsen-Zeitung* and in the Federal Gazette (*Bundesanzeiger*).

Trading of the 130,433,775 Ordinary Shares of Hypo Real Estate Holding on the Official Market (Prime Standard) and trading of the 2,000,000 Profit Participation Certificates of Hypo Real Estate Holding on the Official Market (General Standard) of the Frankfurt Stock Exchange is expected to commence on 6 October 2003. There are no plans for any stock exchange admission for the preferred shares of Hypo Real Estate Holding. It is contemplated that the Ordinary Shares of the Company will also be listed on the Vienna Stock Exchange.

The shares and profit participation certificates of HVB AG will still continue to be admitted to and listed on the respective stock exchanges.

Deposition

Those Ordinary Shares of Hypo Real Estate Holding which are not claimed on time in return for submission of the dividend coupon number 74 of the ordinary shares of HVB AG which serves as evidence of the holders' entitlement will be deposited with the relevant local court (*Amtsgericht*) at the appropriate time for the persons authorized to claim the shares.

Delivery

As the shareholders of Hypo Real Estate Holding are not entitled to receive physical share certificates under the Company's articles of association, the Ordinary Shares of Hypo Real Estate Holding will be represented in a global share certificate deposited with Clearstream Banking AG, Frankfurt am Main; the ordinary shareholders will own co-ownership rights in relation to this collective holding of Ordinary Shares in accordance with their shareholdings. The preferred shares of Hypo Real Estate Holding will be represented in a global share certificate held in custody for the sole preference shareholder in an individual securities account at HVB AG. There are no plans for physical share certificates to be issued.

The Profit Participation Certificates of Hypo Real Estate Holding are represented in a global share certificate deposited with Clearstream Banking AG, Frankfurt am Main; the holders of Profit Participation Certificates will own co-ownership rights in relation to this collective holding of Profit Participation Certificates in accordance with their holdings.

Designated sponsors

The designated sponsors of Hypo Real Estate Holding are HVB AG and Morgan Stanley Bank AG, Frankfurt am Main.

Securities code numbers, exchange symbol

German securities identification number for the Ordinary Shares: 802 770
ISIN for the Ordinary Shares: DE 000 802 770 7
Common code for the Ordinary Shares: 17329707
Stock Exchange symbol: HRX

German securities identification number for the Profit Participation Certificates: 802 773
ISIN for the Profit Participation Certificates: DE 000 802 773 1
Common code for the Profit Participation Certificates: 17329871

ADR program

In connection with the spin-off, it is contemplated that a level-I ADR program will be set up in the United States of America for the Ordinary Shares of Hypo Real Estate Holding by JPMorgan Chase Bank, in its capacity as depositary bank. After the spin-off becomes effective, investors abroad will accordingly be able to trade Ordinary Shares of Hypo Real Estate Holding in the form of ADRs. ADRs are certificates issued in USD, whereby in the case of the level-I ADR program of Hypo Real Estate Holding one ADR evidences one Ordinary Share of Hypo Real Estate Holding. The holders of ADRs does not hold the actual Ordinary Shares; instead, they only hold the certificate. In connection with the ADR program, Hypo Real Estate Holding and JPMorgan Chase Bank will sign a deposit agreement which also governs the rights and obligations of the ADR holders.

Notifications, payment and depositary agent

According to the Company's articles of association, the Company's notifications are published in the electronic Federal Gazette (*elektronischer Bundesanzeiger*); the Company's articles of association also state that such notifications should also be made available on a website of the Company for its shareholders. Notifications concerning the Ordinary Shares and the Profit Participation Certificates are also published in the electronic Federal Gazette (*elektronischer Bundesanzeiger*) as well as in a national *Börsenpflichtblatt* (authorized journal for the publication of mandatory stock exchange announcements) of the Frankfurt Stock Exchange.

The payment and depositary agent is HVB AG.

Costs of the issue

The total costs of the issue are expected to amount to approximately € 5.9 million of which € 3.1 million will be payable as remuneration to the banks supporting the issue.

SUMMARY OF THE PROSPECTUS

The following summary has to be read in conjunction with the detailed information set out elsewhere in this Prospectus and also in conjunction with the financial information.

The Hypo Real Estate Group

The Hypo Real Estate Group is one of the leading international providers of commercial real estate financing. The key real estate markets for Hypo Real Estate Group's business strategy are France, Germany, the United Kingdom ("UK") and the USA. The Hypo Real Estate Group also has operations in Austria, Denmark, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden, Switzerland as well as several countries of Central and Eastern Europe. The Company's commercial real estate financing activities comprise mainly the acquisition, structuring and provision of cash flow-based financing for professional real estate customers.

Hypo Real Estate Holding is a financial holding company as defined by the German Banking Act (*Kreditwesengesetz*, the "KWG"), and does not conduct operations itself. The holding company operates primarily in the following functions: Group Corporate Office (incl. investor relations and capital market communication), legal, accounting and tax as well as financial/risk controlling and planning. Operations within the Hypo Real Estate Group are conducted by three business units which operate independently of each other: Hypo Real Estate Bank International and its direct and indirect wholly, or partially owned subsidiaries (together "Hypo International"), Württembergische Hypothekenbank Aktiengesellschaft (together with its wholly, or partially owned subsidiaries "WürttHyp") as well as Hypo Real Estate Bank Aktiengesellschaft (together with its direct and indirect wholly, or partially owned subsidiaries "HRE Bank") and Westfälische Hypothekenbank Aktiengesellschaft (together with its wholly, or partially owned subsidiaries "WestHyp", this together with HRE Bank "Hypo Germany"). The three operating business units operate in different market segments with an independent identity – apart from overlaps in certain areas – and have different refinancing possibilities as a result of their separate credit ratings.

Hypo Real Estate Bank International with its registered office in Dublin, Ireland, owns an unrestricted bank licence. It has already established branches in Italy, Luxembourg, Sweden and the UK, and further branches are currently being set up in France, Germany, the Netherlands, Portugal and Spain. There are plans to establish a representative agency in Japan at the beginning of 2004. There are sales companies in France, Italy, Spain, the UK and the USA. Hypo International will focus primarily on continuing and extending the previously transaction-oriented business model abroad. The aim is to carry out a limited number of mid-size and large-volume transactions for financially sound investors and for developers every year. These transactions are to a large extent to be syndicated, outplaced or securitized. Because of the focus on international commercial real estate customers, the product range of Hypo International comprises financing for large-volume and complex real estate projects, advice for the acquisition or disposal of real estate portfolios and companies as well as structuring of investment opportunities in real estate based instruments in direct or securitized form. The loan portfolio attributable to Hypo International (incl. PBI Lux) amounted to approx. € 15.0 billion as of 31 May 2003. There are also plans to acquire the existing US portfolio of HVB AG having a principal amount of approximately € 4.6 billion (as of 31 May 2003).

Significant subsidiaries of Hypo Real Estate Bank International are: Pfandbrief Bank International S.A., Luxembourg, ("PBI Lux") and the real estate capital companies ("RECs") in France, Italy, Spain, the UK and the USA. The real estate financing units (with the exception of PBI Lux) operating within Hypo International conduct the commercial real estate financing business (including real estate investment banking) focusing on Europe and the USA. PBI Lux has previously focused exclusively on public sector lending, but in the future will also operate a mortgage lending business and will be integrated to a greater extent in the treasury organization of Hypo International.

WürttHyp with its registered office in Stuttgart will continue its previously practiced business model which focuses primarily on international business that has coverage fund potential. As of 31 May 2003, it had a broadly diversified portfolio of mortgage and public sector loans in the amount of approximately € 25.1 billion, and now generates by far the most significant part of its new mortgage lending business

abroad (more than 95 % in the year 2002). It acquires new lending business under its own name, and in future will also acquire such business via Hypo International; together with PBI Lux, it represents the centre of competence for refinancing the foreign lending activities backed by mortgages of the Hypo Real Estate Group.

HRE Bank with its registered office in Munich is a bank with a mixed mortgage bank status, and operates primarily in Germany. Its subsidiary WestHyp, with its registered office in Dortmund, has during the past two years written more than half of its new lending business abroad, primarily in the Netherlands and in the UK. It is planned that WestHyp will be merged with HRE Bank. Together, both companies had a loan portfolio of approx. € 84.4 billion (excl. FGH Bank) as of 31 May 2003. The mortgage portion in this loan portfolio amounted to approximately € 42.2 billion, and was attributable primarily to HRE Bank. Both companies will primarily restructure and reduce their existing portfolio in the course of the next few years, and intend to sign new lending business only on a selective basis and only subject to acceptable terms. Prolongations are also expected to be carried out only on the basis of margins which will be consistent with the earnings requirement of the two companies. The shareholding of HRE Bank in Assumij Beheer B.V., which in turn holds all shares in FGH Bank N.V., Utrecht ("FGH Bank"), is expected to be sold. A corresponding letter of intent has already been signed. As of 31 May 2003, FGH Bank had granted loan commitments of approximately € 4.2 billion.

In the public sector lending business, WürttHyp and Hypo Germany will to a large extent not sign any new lending business in the future as a result of the low margins involved. The portfolio consisting of relatively small private mortgage loans at WürttHyp and Hypo Germany is also expected to be phased out.

The three operating units of the Hypo Real Estate Group not only have independent credit ratings; they also have access to different possibilities of obtaining refinancing as a result of their different business structures. The companies of the Hypo Real Estate Group refinance the loans which they have extended and their other lending business on the money markets and capital markets.

As a result of its business model, Hypo International will prefer to use the possibilities of refinancing by way of issuing unsecured bonds and, to a lesser extent, money market securities. It will also refinance its operations via its subsidiary PBI Lux in the secured field via issues of mortgage bonds (*lettres de gage*).

WürttHyp will continue to obtain refinancing primarily by issuing mortgage bonds. It also issues limited amounts of unsecured bonds.

Hypo Germany also refinances its operations primarily via issues of mortgage bonds. In light of the credit ratings of HRE Bank and WestHyp, only limited amounts of unsecured bonds are to be issued in the medium- and long-term. Hypo Germany will also be able to tap a liquidity line of HVB Group for a transitional period after the spin-off.

At all three operating units, securitization transactions (and in particular mortgage backed securities ("MBS")) are to continue to be used on a complementary basis.

As of 31 May 2003, the portfolio of real estate financing attributable to the Hypo Real Estate Group amounted to approximately € 61.9 billion (excl. FGH Bank), and the corresponding volume of public sector lending amounted to approximately € 62.6 billion. The Hypo Real Estate Group is expected to have approximately 1,650 employees at the effective time of the spin-off.

Selected financial information of the Hypo Real Estate Group

The following summary should be read in conjunction with the chapter "Management's discussion and analysis of the financial condition and results of operations as well as the financial information contained in the chapter "Financial section", and in particular the financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). The combined financial figures detailed in the following for the six-month period ending 30 June 2003 have been prepared for the purpose of admission to the stock exchange and also on the basis of the principles described under "Management's discussion and analysis of the financial condition and results of operations – Assumptions and explanations for the combined financial figures for the period ending 30 June 2003", and are consistent with the financial figures of the segment "Hypo Group" taken from the unaudited consolidated interim report of HVB AG for the period ending 30 June 2003; they have been reviewed by KPMG. The comparison figures stated for the previous year correspond to the pro-rata result of the segment "Hypo Group" of the HVB Group as presented in the consolidated financial statements of HVB AG for the period ending 31 December 2002. The financial data for the period ending 31 December 2002 as well as the comparison figures for the financial year ending 31 December 2001 are based on the segment data of the segment "Hypo Group" taken from the consolidated financial statements of HVB AG for the financial year 2002 (including the comparison figures for the financial year 2001), and the depth of detail of the data has been enhanced; the consolidated financial statements have been audited by KPMG and provided with an unqualified auditor's opinion.

	30 June 2003	2002 (50%)	Change	31 December 2002	31 December 2001	Change
	€ million (rounded)	€ million (unaudited)	%	€ million (audited)		%
Income statement						
Net interest income	373	368	1.4	736	804	–8.5
Provisions for losses on loans and advances	–130	–253	–48.6	–505	–291	73.5
Net commission income	14	6	>100	12	17	–29.4
Trading profit	0	0	0	0	–1	100
General administration expenses	–127	–127	0	–254	–247	2.8
Balance of other operating income/expenses	-5	7	>–100	14	52	–73.1
Operating result	125	1	>100	3	334	–99.1
Net income from investments	2	31	–93.5	62	66	–6.1
Additions to restructuring provisions	0	1	–100	3	10	–70.0
Balance of other income/expenses	–15	–1	>–100	–2	–3	33.3
Result of ordinary activities/net income/loss before taxes	112	30	>100	60	387	–84.5
Balance sheet data						
Balance sheet total	170,063	—	—	177,504	169,513	4.7
Amounts due from banks	28,774	—	—	29,469	24,144	22.1
Amounts due from customers	91,629	—	—	101,359	103,416	2.0
Provisions for losses on loans and advances	1,579	—	—	1,510	1,039	45.3
Amounts owed to banks	22,894	—	—	21,550	15,580	38.3
Amounts owed to customers	8,646	—	—	10,216	9,150	11.7
Liabilities evidenced by securities	118,929	—	—	131,103	135,236	–3.1

Selected other financial data 30 June 2003

Lending volume	€ 120 bn
Shareholders' equity (30 June 2003) (excl. changes to the valuation of financial instruments in accordance with IFRS)	€ 4,046 mn
Return on equity after tax Hypo Real Estate Group (30 June 2003)	2.0 %
Cost/income ratio Hypo Real Estate Group (30 June 2003)	33.2 %
Employees Hypo Real Estate Group (at the time of the spin-off), expected	approx. 1,650

The following chapter contains a summary of certain statements contained in the spin-off plan and the spin-off report of HVB AG that are relevant for an assessment of the Company and of the Company's shares. A copy of the spin-off plan and of the spin-off report is available from the Company and from HVB AG. The following chapter also describes the measures which have been carried out in preparation of the spin-off of the commercial real estate financing business of HVB AG since the spin-off plan and the spin-off report have been adopted.

Spin-off plan, spin-off report, spin-off audit and foundation

The spin-off plan was adopted by the management board of HVB AG in a notarial deed dated 26 March 2003. On 14 May 2003, the shareholders' meeting of HVB AG approved the spin-off plan with a majority of 99.83 %. The spin-off was based on the balance sheet as of 31 December 2002, (the closing balance sheet) which was audited by KPMG, the auditor of HVB AG, who have issued an unqualified auditor's opinion.

Pursuant to a resolution of the district court (*Landgericht*) Munich I of 11 March 2003, Ernst & Young was appointed as the spin-off auditor. The spin-off plan was audited by Ernst & Young as spin-off auditor, and a spin-off audit report was prepared. Ernst & Young made the following statement as to the result of the audit:

> "The spin-off plan adopted by the management board on 26 March 2003 comprises the necessary information pursuant to section 135 para. 1 UmwG in conjunction with section 126 UmwG and pursuant to sections 37 and 71 UmwG. The information is complete and accurate. The spin-off plan comprises further information to transactions contemplated for the future, which were not executed at the time of our audit and which were therefore not subject of the audit.
>
> All newly issued shares of the newly founded Hypo Real Estate Holding AG, Munich, will be issued proportion-retaining to the shareholders of Bayerische Hypo- und Vereinsbank AG, Munich. Therefore, the determination of the allocation ratio does not depend on the valuation of the companies existing after the spin-off.
>
> Having stated this beforehand, we attest that the contemplated allocation ratio, according to which holders of ordinary shares of Bayerische Hypo- und Vereinsbank AG, Munich, receive for every four no-par value bearer shares of the Company one no-par value bearer share of Hypo Real Estate Holding AG, Munich, and the preference shareholders of Bayerische Hypo- und Vereinsbank AG, Munich, receive for every four no-par value shares one no-par value bearer share of Hypo Real Estate Holding AG, cannot be objected to."

The Company is considered to be founded when the spin-off is entered in the commercial register of HVB AG and when the Company is entered in the commercial register; this is expected to take place on or around 1 or 2 October 2003. The founder is HVB AG. Pursuant to a resolution of the local court (*Amtsgericht*) Munich of 13 March 2003, Ernst & Young was appointed as the foundation auditor. Before the spin-off was filed for being entered in the commercial register, Ernst & Young carried out a foundation audit of Hypo Real Estate Holding; this audit assessed in particular whether the value of the assets transferred by way of the spin-off is consistent with the minimum issue price of the shares granted in return for the assets. Ernst & Young summarized the result of the audit as follows:

> "According to the final result of our dutiful audit pursuant to sections 144 and 135 para. 2 sentence 1 UmwG, 34 para. 1 and 2 German Stock Corporation Act (*Aktiengesetz*, the "AktG") based on the documents furnished to us, the books and records of the Company as well as clarifications made and verifications given to us, we attest that the information given by the founder in the foundation report is accurate and complete. This applies in particular to the contributions to the share capital of € 402,216,525.00 and the provisions pursuant to sections 26 and 27 AktG. The value of the assets contributed in kind equals at least the lowest issue price of the shares given therefore and exceeds it severalfold."

The audit report was submitted to the commercial register of the local court Munich, which is the relevant commercial register for Hypo Real Estate Holding.

Subject of spin-off

The spin-off comprises all shares in DIA GmbH held by HVB AG as the sole shareholder at the time at which the spin-off becomes effective. DIA GmbH was originally founded in 1994 and, in subsequent years, was used as a vehicle for shareholdings in listed domestic companies. When the original purpose of DIA GmbH, the holding and administering of shareholdings, was no longer applicable and after DIA GmbH had disposed of all its shareholdings, HVB AG acquired and consolidated all shares in the company. DIA GmbH was then subsequently held as a shelf company by HVB AG. At the time at which the spin-off plan was prepared, the nominal capital of DIA GmbH amounted to € 26,000.00 and was represented by a single share.

A second share in DIA GmbH amounting to EUR 74,000.00 was created on 14 March 2003 by way of a capital increase in the course of which HVB AG contributed its shares in HRE Bank to DIA GmbH in the form of a contribution in kind. This capital increase was entered in the commercial register of DIA GmbH on 3 April 2003.

As part of the spin-off procedure, DIA GmbH was provided with shareholders' equity of € 3,712 million with effect of 13 May 2003.

Economic reasons for the spin-off

According to the spin-off report, the decision of the HVB AG management board to form an independent entity for the commercial real estate financing business was based on a detailed analysis of the impact of this measure on the commercial real estate financing business and on the banking business remaining in the HVB Group. Important reasons behind this decision were the changes resulting from the current market and competition situation and the resulting need for a future strategic repositioning of HVB Group's remaining business segments on the one hand, and the commercial real estate financing business on the other. The decision in favour of the spin-off also took account of the financial, fiscal, regulatory and balance-sheet effects of the spin-off and the subsequent future earnings performance as well as the conviction of the management board of HVB AG that a value increase can be generated for the shareholders.

The new Hypo Real Estate Group

In the course of the spin-off process, a major part of the former commercial real estate financing business of HVB Group will be consolidated in a newly-founded listed holding company Hypo Real Estate Holding AG. The latter will operate three operational business units at first indirectly through DIA GmbH as an intermediate holding company, the three units being Hypo International, WürttHyp and Hypo Germany, which have a separate identity and which will focus – apart from overlaps in certain areas – on different market segments with different missions. Hypo Real Estate Holding AG, which will be newly founded as a result of the spin-off, is a financial holding company as defined by the KWG without any operations, and accordingly does not require a banking licence.

As a result of the spin-off, the domestic and international loan portfolios of the affiliated and associated banks held under DIA GmbH will be transferred indirectly. These loan portfolios mainly comprise commercial real estate financing with professional real estate customers, e.g. investors, a range of property developers and building societies. A smaller proportion of the portfolio comprises small-volume loans, in certain cases with private clients.

In addition, as part of an individual agreement and not as part of the spin-off, the portfolio of international real estate loans of HVB AG in the principal amount of approx. € 8.2 billion (with the exception of the US loan portfolio) will be transferred to Hypo International (as of 30 June 2003). Of the overall transfer process, approx. € 3.1 billion will be executed by physical transfer of loans and bills of exchange. A more significant proportion of the transfer (approx. € 5 billion) will be "synthetic", i.e. the loans will be retained in the balance sheet of HVB AG, and Hypo International will take on the loan risks by way of a loan transfer agreement and will assume responsibility for ongoing processing of these loans (see "Transactions and legal relationships with related parties and the HVB Group — Transactions and legal relationships with the HVB Group — Portfolio transfers").

On the other hand, the domestic loan portfolio of HVB AG will not be transferred, i.e. the loan portfolio with domestic commercial real estate customers. Private real estate financing business will also remain with HVB AG and will continue to be operated by HVB AG.

Legal implementation of the spin-off by way of founding a new company

In accordance with the legal requirements of the UmwG, the spin-off will be carried out by way of a so-called spin-off by way of founding a new company (*Abspaltung zur Neugründung*) (sections 135 et seq. UmwG). In such cases, the transfer is not effected to an existing company; instead, the transferee, Hypo Real Estate Holding AG, is founded as part of the spin-off process. The subject of the spin-off is therefore the first asset of the newly founded company.

In order to avoid spinning-off of a large number of associated and affiliated companies, and in order to accordingly simplify the legal aspect of the spin-off process, the HVB subsidiaries to be spun-off were grouped together in a single entity within the HVB Group by transferring them to DIA GmbH. The two shares (€ 26,000.00 and € 74,000.00), which HVB AG holds in DIA GmbH at the time at which the spin-off becomes effective, are the sole asset of HVB AG which will be transferred as part of the spin-off process to the acquiring legal entity, Hypo Real Estate Holding.

Hypo Real Estate Holding as the acquiring legal entity will only come into existence at the time at which the spin-off becomes effective. The spin-off itself will become effective when Hypo Real Estate Holding is entered in the commercial register of Hypo Real Estate Holding and when the spin-off is entered in the commercial register of HVB AG (sections 130 et seq. UmwG). Accordingly, in this case, unlike the situation applicable in the case of spin-off by way of transfer to an existing company (*Abspaltung zur Aufnahme*), HVB AG was not able to sign a spin-off agreement with Hypo Real Estate Holding as the acquiring Company. For such cases, the UmwG specifies that a spin-off plan has to be drawn up, which must also contain the articles of association of the company coming into existence as a result of the spin-off.

As a result of the spin-off, HVB AG as the transferring company will transfer the subject of the spin-off in its entirety by way of partial universal succession to Hypo Real Estate Holding (the acquiring company), which will be founded as a result of the spin-off. Hypo Real Estate Holding will accordingly become partially the legal successor of HVB AG. Because the shareholders of HVB AG will receive shares in Hypo Real Estate Holding AG in the ratio of their holdings in HVB AG, there will not be any change in the proportionate holdings of the shareholders; the transaction is a proportion-retaining spin-off. Assuming that no adjustment is made to the subscription ratio, every shareholder who holds ordinary or preferred shares of HVB AG on the day on which the spin-off becomes effective will receive one ordinary or preferred share of Hypo Real Estate Holding for four corresponding HVB AG ordinary or preferred shares. For the purpose of determining the allocation ratio, HVB AG shareholders' equity after the spin-off was compared to the future shareholders' equity of Hypo Real Estate Holding.

The shares of Hypo Real Estate Holding will be issued to the HVB shareholders in return for the contribution of the spun-off asset of HVB AG.

In the case of spin-off by way of founding a new company (*Abspaltung zur Neugründung*), the spin-off into the newly founded company is deemed to be a so-called foundation of a company on the basis of contributions in kind (*Sachgründung*), i.e. HVB AG as the transferring company and thus as the founder of Hypo Real Estate Holding does not provide its contributions by way of paying the issue price of the shares; instead, it provides its contribution by way of transferring the subject of the spin-off by way of the spin-off process (section 135 section 2 UmwG, section 27 et seq. AktG). The number of shares to be granted by Hypo Real Estate Holding to the shareholders of HVB AG corresponds to the number of shares created during the foundation of the Company on the basis of contributions in kind (*Sachgründung*).

As of 1 January 2003, 00:00 hours (spin-off reference date as required by sections 126 section 1 number 6, 135 para. 1 UmwG), all actions and transactions of HVB AG which relate to the assets to be spun off are deemed to have been carried out for the account of Hypo Real Estate Holding. This means that the effects of the spin-off in the relations between HVB AG and Hypo Real Estate Holding refer back to 1 January 2003.

Original legal structure

Prior to the restructuring performed to concentrate all HVB Group activities in the real estate financing business in DIA GmbH, the original structure in December 2002 was as follows:



HVB Shareholders
HVB AG
99.99%
HVB Bank Ireland[1) 2)]
99.99%
REC UK[3)]
99.99%
REC France[4)]
100%
REC Italia
99.98%
REC Iberia[5)]
75%
WestHyp[6)]
100%
DIA GmbH
75.86%
WürttHyp[7)]
96.91%
HVB Real Estate Bank[8) 9)]
100%
Assumij Beheer B.V.
100%
FGH Bank
16.67%
PBI GmbH[10)]
99.99%
PBI Lux[11)]
100%
Isar-Seine Immobilien GmbH

1) Expected to be renamed Hypo Real Estate Bank International in September 2003

2) Remaining shares: One share (in total seven shares) was held by each of the following: HVB Credit Advisors Ltd., Martius Investment Company, R. R. Fund Inc., Tolmers Company, Uraby Limited as well as two employees acting as trustees for HVB AG

3) Remaining share: One share was held by HVB Immobilien AG

4) Remaining shares: Six registered shares were held by employees of REC France and HVB AG

5) Remaining share: One registered share was held by an employee of HVB AG

6) Remaining shares: 12.50% Deutscher Herold Allgemeine Versicherungs-AG; 12.50% Deutscher Herold Lebensversicherungs-AG

7) Remaining shares: 14.26% DZ Bank AG Deutsche Zentral-Genossenschaftsbank; 7.32% Bensel-Verwaltungs- und Beratungsgesellschaft für Vermögensanlagen mbH; 2.56% free float

8) The resolution regarding the change of name to Hypo Real Estate Bank Aktiengesellschaft was adopted in the shareholders' meeting of 26 May 2003

9) Remaining shares: 3.09% free float

10) Remaining shares: 50% HVB Real Estate Bank Aktiengesellschaft, 16.67% WestHyp, 16.67% WürttHyp

11) Remaining share: One share was held in trust by a lawyer in Luxembourg for PBI GmbH

In a first stage, the shareholdings of HVB AG in WestHyp (75%), in WürttHyp (75.86%) and in PBI-Beteiligungs-GmbH, Munich ("PBI GmbH") (16.67%) were transferred to DIA GmbH in December 2002. Responding to an application of DIA GmbH, the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*, "BaFin"), with notice of 3 January 2003, released DIA GmbH from its obligation to submit a mandatory offer which in principle would have arisen pursuant to section 35 of the German Securities Acquisition and Take-over Act (*Wertpapiererwerbs- und Übernahmegesetz*, the "WpÜG") as a result of its acquisition of the shareholding in WürttHyp.

In addition, HVB AG transferred its shareholdings in HVB Real Estate Capital Limited in London ("REC UK"), in HVB Real Estate Capital France S.A. in Paris ("REC France") and in HVB Real Estate Capital Italia S.p.A. in Milan ("REC Italia") to Isar-Seine Immobilien GmbH, Munich, a wholly-owned subsidiary of HVB AG. The purpose of transferring the shareholdings in WestHyp and WürttHyp to DIA GmbH on the one hand and the three above-mentioned RECs to Isar-Seine Immobilien GmbH on the other was to already at this time effect a separation of the domestic and foreign real estate financing business of the Hypo Real Estate Group.

In a second stage, on 14 March 2003, HVB AG contributed its shareholding of 50,363,661 shares in HRE Bank (equivalent to 96.91% of the share capital) to DIA GmbH by way of a capital increase in a nominal amount of € 74,000 through contribution in kind. In response to an application of DIA GmbH, the BaFin with notice of 2 April 2003 released DIA GmbH from its obligation to submit a mandatory offer pursuant to section 35 WpÜG, which in principle would have arisen as a result of this transfer. At the request of DIA GmbH, the shareholders' meeting of HRE Bank on 26 May 2003 also resolved to transfer the shares of the minority shareholders of HRE Bank to the main shareholder, DIA GmbH, in accordance with the squeeze-out process for minority shareholders specified in sections 327a et seq. AktG. The shares were

transferred in return for a cash settlement of € 21.00 for each no-par value bearer share of HRE Bank paid by DIA GmbH. The resolution was entered in the commercial register of HRE Bank on 3 September 2003 (see "Business — Litigation — Squeeze-out HRE Bank"). Subsequent to the enforcement of the squeeze-out, the quotation of shares of HRE Bank at the stock exchange was discontinued and the admission revoked afterwards. The shareholders' meeting of HRE Bank held on 26 May 2003 also adopted a resolution to change the name to Hypo Real Estate Bank Aktiengesellschaft.

On 25 June 2003, DIA GmbH and Deutscher Herold Allgemeine Versicherungs-AG and Deutscher Herold Lebensversicherungs-AG respectively signed purchase and assignment agreements for 12.50% each of the shares in WestHyp. With this transfer, DIA GmbH held all shares in WestHyp. These shares were transferred by DIA GmbH to HRE Bank through a purchase and assignment agreement of 28 July 2003. The extraordinary shareholders' meeting of WestHyp of 29 August 2003 resolved a merger between WestHyp and HRE Bank effective as of 1 January 2003. Corresponding resolutions of the supervisory board as well as the management board of HRE Bank were adopted on 28 July 2003. The merger has been notified for entry into the commercial registers of HRE Bank and WestHyp, and is expected to be entered on 3 November 2003.

On 22 July 2003, a letter of intent regarding the sale of all shares in Assumij Beheer B.V., which in turn holds all shares in FGH Bank, was signed by HRE Bank and Coöperatieve Centrale Raiffeisen-Boerenleen Bank B.A., Amsterdam ("Rabobank"). The sale of the shares in Assumij Beheer B.V. depends on the fulfillment of several conditions precedent. The purchase agreement is to be signed only if these conditions precedent have been fulfilled after the spin-off has become effective (see "General information concerning Hypo Real Estate Holding AG — Significant holdings — FGH Bank").

On 27 March 2003, a purchase and assignment agreement concerning 7.32 % of the shares in WürttHyp was signed by DIA GmbH as buyer and Bensel Verwaltungs- und Beratungsgesellschaft für Vermögensanlagen mbH. On 7 August 2003, a purchase and assignment agreement concerning 9.36% of the shares in WürttHyp was signed by DIA GmbH as buyer and DZ Bank AG Deutsche Zentral-Genossenschaftsbank. After a capital increase at WürttHyp, DIA GmbH now holds 93.77% of the shares of WürttHyp.

In addition, DIA GmbH acquired 511,329,886 shares in Hypo Real Estate Bank International (still trading under the name HVB Bank Ireland) on 13 May 2003, and acquired a further 670,000,000 shares in Hypo Real Estate Bank International on 20 May 2003; it accordingly holds 99.99% of all shares in this company. This company in turn acquired from Isar-Seine Immobilien GmbH the latter's shareholdings in REC UK (99.99%), REC France (99.99%) and REC Italia (100%) as well as all shares in HVB Real Estate Capital Iberia S.A. in Madrid ("REC Iberia") from HVB AG and the minority shareholder. This meant that all affiliated and associated companies to be transferred were consolidated under DIA GmbH. It is planned that the name of these four RECs will be changed from HVB Real Estate Capital to Hypo Real Estate Capital. In May 2003, Hypo Real Estate Capital Corporation with registered office in New York ("REC USA") was founded, the shares of which were acquired meanwhile by Hypo Real Estate Bank International.

By agreement of 1 September 2003, the shares of PBI Lux were transferred from PBI GmbH to Hypo Real Estate Bank International. PBI GmbH will initially not have any function in the new Hypo Real Estate Group. Hypo Real Estate Bank International has already opened branches in Italy, Luxembourg, Sweden and the UK; further branches are currently being set up in France, Germany, the Netherlands, Portugal and Spain.

On 17 September 2003, the Company precautionarily submitted an application to the BaFin pursuant to section 35 WpÜG with regard to obtaining exemption from the eventual obligation to submit a mandatory offer to the external shareholders of WürttHyp which would normally occur pursuant to section 35 WpÜG as a result of the spin-off.

Legal structure at the time of the spin-off

The legal structure of the Hypo Real Estate Group will probably be as follows at the time of the spin-off:



HVB Shareholders
HVB AG
Hypo Real Estate Holding
100%
Isar-Seine Immobilien GmbH
100%
DIA GmbH
99.99%
93.77%
100%
Hypo Real Estate Bank International[1]
WürttHyp[6]
HRE Bank[7]
100%
Assumij Beheer B.V.[8]
100%
100%
FGH Bank
WestHyp
99.99%
REC UK[2]
99.99%
REC France[3]
100%
REC Italia
100%
REC Iberia[4]
100%
REC USA
99.99%
PBI Lux[5]

1) Remaining shares: One share each (in total six shares) held by employees and senior executives of Hypo Real Estate Bank International in trust for DIA GmbH

2) The share of HVB Immobilien AG has been transferred to an employee of Hypo Real Estate Bank International

3) Remaining shares: Six registered shares are held by employees of Hypo Real Estate Group

4) The share of the minority shareholder has also been transferred

5) Remaining share: One share is held in trust by a lawyer in Luxembourg for Hypo Real Estate Bank International

6) Remaining shares: approx. 6.23% free float

7) The squeeze-out was entered in the commercial register on 3 September 2003

8) In accordance with the letter of intent signed on 22 July 2003 by HRE Bank and Rabobank, it is intended that the shares in Assumij Beheer B.V. will be sold.

Intended further steps

After the spin-off becomes effective, additional corporate law measures are intended within the Hypo Real Estate Group. These measures can be broken down at present into five different stages:

In a first step, a profit-and-loss transfer agreement shall be signed by WürttHyp as controlled company and DIA GmbH as controlling company. In a second step, the shares in HRE Bank held by DIA GmbH (following the merger with WestHyp) shall be sold to the Company. In a third step, the Company shall subscribe for new shares to the extent of the shares in Hypo Real Estate Bank International currently held by DIA GmbH. The capital paid into Hypo Real Estate Bank International by DIA GmbH shall be repaid to DIA GmbH and, in a fourth step, shall be paid out to the Company. In a fifth step the legal form of DIA GmbH shall be changed to that of a GmbH & Co. (a limited partnership with a private limited company as general partner) KG. A company to be newly founded shall act as the general partner *(Komplementärin)*.

Following the planned completion of these five stages, presumably until end of 2003, the legal structure for the Hypo Real Estate Group shall be as follows:



Hypo Real Estate Holding
Hypo Real Estate Bank International[1)]
DIA GmbH & Co. KG[2)]
Hypo Real Estate Bank[3)]
REC UK
PBI Lux
WürttHyp
REC France
REC Italia
REC Iberia
REC USA

1) Branches currently exist in Italy, Luxembourg, Sweden and the UK; further branches are currently being set up in France, Germany, the Netherlands, Portugal and Spain.

2) The general partner shall be a newly founded company

3) After the merger with WestHyp

Investing in shares is very risky. Before purchasing shares of the Company, future investors should familiarize themselves extensively with the specific risks described in the following as well as the other information contained in this Prospectus. The risks described in the following are merely a selection taken from the possible total range of all risks. If one or more of these risks materializes, this might have a negative impact on the business activity of the Hypo Real Estate Group and may have material adverse effects on the Company's financial condition and results of operations. In particular, it has to be borne in mind that the Company intends to invest its assets, either itself or via its subsidiaries, in other companies which are involved directly or indirectly in financing real estate or which themselves own assets in the form of real estate. Accordingly, any negative impact on the business activity or the financial condition and results of operations of individual companies which belong to the Hypo Real Estate Group and the companies in which the Hypo Real Estate Group invests may indirectly have an impact on the business activity or the net worth, financial and earnings situation of the Company. The share price of the Company might fall as a result of one of these risks, and investors might lose part or all of their investment. The sequence chosen in the following does not reflect in any way the probability with which the risk factors specified in the following might materialize.

Risks associated with the spin-off and the restructuring

Problems caused to business procedure as a result of the spin-off and the restructuring

Although most of the various units of the Hypo Real Estate Group which is now being created existed as independent entities within the HVB Group, the spin-off and the merging of the commercial real estate financing business under the umbrella of the company is creating a new group which has not previously been active in this form and with this organization and which accordingly does not have corresponding organizational and operational experience. On the contrary, it will be necessary to integrate the units of the Hypo Real Estate Group after the spin-off, and to establish proper internal organization; apart from involving a certain amount of restructuring, this will also mean that functions, responsibilities and personnel will have to be extensively re-allocated. Moreover, it cannot be excluded that, despite careful planning, areas which were not adequately addressed during the spin-off process might become apparent after the spin-off process has been completed (see also "— Relationship with the HVB Group"). If the integration of these operating units or the establishment of a proper internal organization does not work out, or if not all areas of the spin-off were adequately addressed, this could have a material adverse effect on the financial condition and results of operations of the Hypo Real Estate Group.

In addition to the process of integrating the various units of the new Hypo Real Estate Group necessary in connection with the spin-off, Hypo International and Hypo Germany themselves are currently undergoing a phase of restructuring which affects numerous companies and branches and their employees in various countries. In the case of Hypo Germany, a further aspect is that the reorganization process which commenced in the year 2001 as a result of the merger of Süddeutsche Bodencreditbank Aktiengesellschaft and Nürnberger Hypothekenbank Aktiengesellschaft with Bayerische Handelsbank Aktiengesellschaft has not yet been completed (in particular with regard to data integrity in certain partial credit processes in the back-office (*Marktfolge*)).

Because the measures necessary within the framework of the spin-off and restructuring are imposing demands on the capacity resources of the affected employees, it cannot be excluded that errors may occur in loan processing, limitations may be experienced in terms of acquiring new business and increased levels of fluctuation may be seen among persons who are important for the success of the Company. The spin-off and restructuring also mean that it is necessary for internal organization to be adapted, operating processes to be organized and where necessary redefined, employees and responsibilities to be re-allocated and for the workforce to be downsized. In particular, one of the main factors which will determine the future success of the Hypo Real Estate Group will be its ability to succeed in converting the systems and processes which were previously established within the HVB Group (control over all legal forms), e.g. in analyzing the creditworthiness of counterparties, risk control, risk management and internal auditing, to its own needs (or its success in creating such systems and processes in certain cases) and in assuring the continued functionality of such systems and processes.

In addition, as part of the restructuring process, Hypo International and HRE Bank will each introduce special application systems for data processing. It cannot be excluded that problems may occur when these IT systems are introduced. In particular, technical problems or errors may occur when a large data stock of HRE Bank is migrated to the new application system. By way of assuring internal organization, the operating units of the Hypo Real Estate Group must ensure that, during and after the restructuring process, they are able to carry out their business without procedures being affected by any problems or interruptions. Although no unusual problems have so far occurred in relevant projects, it cannot be excluded that these operating units will not succeed at all or will only partially succeed in this respect, or that there might be delays which would permanently or temporarily negate the advantages which had been expected to result from the restructuring.

Moreover, the restructuring overall will involve considerable costs, particularly as a result of the introduction of new IT systems at Hypo International and HRE Bank as well as significant severance payments made in connection with the planned downsizing of the workforce at Hypo Germany. If these costs turn out to be higher than currently planned, this might also result in the above-mentioned negative effects.

Transfer of the foreign real estate financing portfolio

In connection with the spin-off and restructuring of the Hypo Real Estate Group, it is envisaged that parts of the real estate financing portfolio of HVB AG which exists outside Germany will be transferred to Hypo International. Some of these transfers are expected to take place before the spin-off becomes effective, and others are expected to take place after the spin-off becomes effective. Some of the transfers are expected to take place in synthetic form, i.e. this part of the loan portfolio will be transferred only with a financial effect and not with an effect on the balance sheet. The corresponding loans will continue to be stated in the balance sheet of HVB AG, while Hypo International will take on the risk associated with these real estate loans. Hypo Real Estate Group administers these loans as a contract agent (*Geschäftsbesorgungsvertrag*). However, another part of the loan portfolio is also to be transferred to Hypo International with legal effect (see "Transactions and legal relationships with related parties and the HVB Group – Transactions and legal relationships with the HVB Group — Portfolio transfers"). In order to enable all rights and obligations arising from the loan agreements to be transferred to Hypo International, the approval of the borrower as well as other persons providing security and other syndicate banks is generally necessary. In many cases, it is also necessary for the security entered in the land register to also be transferred in connection with the loans; this may result in considerable costs and is exposed to legal risks. It cannot be excluded that the Hypo Real Estate Group will not be able to cope with the considerable amount of administrative effort involved, or that it would only be able to cope with such administrative effort to a limited extent or subject to a delay. If it is not possible for the financial and/or legal transfer of the real estate financing risk and/or the loan security to be transferred at all or to the full extent, this might have a material adverse effect on the financial condition and results of operation of the Hypo Real Estate Group (see also "— Tax Considerations").

Selling pressure after admission to official listing

In the case of spin-offs, it has in the past been evident on certain occasions, that, even when profitable activities have been spun off, the share price of the spun-off company may initially fall sharply. Some of the reasons for this fall in the share price are that shareholders sell the shares because they do not wish to invest in the activities which have been spun off and new investors do not buy the shares to the same extent, one reason being that no experience has yet been gained with the spun-off company. Moreover, unlike the shares of HVB AG, the shares of the Company will not be listed in the DAX; this means that all existing investors who are limited to DAX stocks as a result of their investment guidelines will have to sell the shares. It cannot be excluded that considerable selling pressure will develop immediately after the shares of the Company are admitted to official listing.

Responsibility for former liabilities of HVB AG

In accordance with the regulations of the German Reorganization and Transformation Act *(Umwandlungsgesetz)*, the Company is jointly and severally liable for liabilities of HVB AG which came into existence before the spin-off became effective ("Existing Liabilities"), if such liabilities become due before the expiry of five years after the spin-off and if a claim against the Company is submitted to a court.

The purpose of this statutory regulation which provides protection for creditors is to ensure that the creditors of the transferring company (HVB AG) for a period of five years substantially enjoy a position which they would have enjoyed if the spin-off had not taken place.

If Existing Liabilities of HVB AG are allocated to the Company in the spin-off plan, the Company must assume unlimited responsibility with regard to HVB AG for these liabilities as part of their internal relationship. However, if Existing Liabilities of HVB AG are not allocated to the Company in the spin-off plan, HVB AG is liable as the principal debtor; if a claim is nevertheless submitted against the Company as a result of the joint and several liability regulations set out in the German Reorganization and Transformation Act *(Umwandlungsgesetz)*, the Company has to this extent an indemnification claim against HVB AG.

This is applicable for instance for the liabilities due to the holders of special rights, such as the holders of profit participation rights. If a claim for payment is submitted against the Company for Existing Liabilities allocated to HVB AG in accordance with the spin-off plan or liabilities arising from special rights – for instance servicing of the profit participation rights which are retained on a pro-rata basis by HVB AG – the Company to this extent has an indemnification claim against HVB AG. There would be material adverse effects on the Company's financial condition and results of operations if the Company were to be held liable for Existing Liabilities for which the Company is not responsible in accordance with the spin-off plan and if the Company could not enforce its indemnification claim against HVB AG.

It cannot be excluded that a claim might be successfully submitted against the Company as a result of a possible development in court decisions also regarding Existing Liabilities of HVB AG, although these liabilities have not been explicitly allocated to the Company in the spin-off plan.

Relationship with the HVB Group

After the spin-off becomes effective, the Hypo Real Estate Group will legally and organizationally be a separate entity from the HVB Group and HVB AG will not hold any shares in the Company in its investment portfolio. From the present-day point of view however, it can be assumed that various transactions that are envisaged in connection with the spin-off and which are described in this Prospectus (e.g. the transfer of the foreign portfolio of HVB AG to Hypo International and the transfer of part of the old portfolio of Hypo Real Estate Bank International to a company belonging to the HVB Group) will not be completely and definitively contractually settled and/or implemented at the point at which the spin-off becomes effective. The Company is accordingly reliant on reasonable agreement being achieved with the HVB Group in these matters subject to conditions which are also acceptable for the Company. However, there is a risk that, in view of the large number and complex nature of the relations between the HVB Group and the Hypo Real Estate Group, the negotiating position of the Company and its relevant subsidiaries will be more difficult after the spin-off has become effective and there is also a risk that it will not be possible for a desired settlement to be achieved in all cases. This is also applicable to the extent that the agreements have not yet been completely implemented.

Moreover, numerous contractual and performance relations will continue to exist between the Hypo Real Estate Group and the HVB Group after the spin-off has been effected. For instance, the HVB Group provides some companies in the Hypo Real Estate Group with liquidity lines and a risk shield for a transitional period (see "Transactions and legal relationships with related parties and the HVB Group — Transactions and legal relationships with the HVB Group"). If the resultant obligations of the HVB Group cannot be enforced against the HVB Group, this might have a material adverse effect on the Hypo Real Estate Group's financial condition and results of operations. In addition, these ongoing relations might have negative tax consequences for the Hypo Real Estate Group.

Tax effects

As part of the spin-off process, all shares in DIA GmbH that are outstanding at the date the spin-off becomes effective and are held by HVB AG as the sole shareholder of DIA GmbH will be transferred to the Company. Before the spin-off became effective, the commercial real estate financing business of HVB AG to be transferred as part of the spin-off process was pooled in DIA GmbH. For this purpose,

DIA GmbH acquired several participations. In addition, in connection with the spin-off, other assets were sold or transferred to the Hypo Real Estate Group, in particular parts of the commercial real estate financing portfolio of HVB AG. All of these transactions have tax effects, and in particular effects relating to taxes on income, value added taxes and real estate transfer taxes, which involve substantial risks as a result of the complexity, the involvement of different jurisdictions as well as possible changes to the tax conditions. Although the HVB Group and the Hypo Real Estate Group have carefully checked the tax effects, it cannot be excluded that negative tax consequences may occur as a result of the spin-off and the related transactions.

At present, it is not certain whether, and if so to what extent, the corporate income tax and trade tax loss carry-forwards of HVB AG will be partially transferred to the Company by way of the spin-off. Moreover, particularly as a result of the unclear legal situation, it is not certain at present as to whether, and if so to what extent, the corporate income tax and trade tax loss carry-forwards of the companies of the Hypo Real Estate Group can be utilized in future. If the tax loss carry-forwards are not transferred to the Company, or if they are transferred to a lesser extent than originally planned, or if they cannot be used at all or if they can only be used to a lesser extent than originally planned, this might have a material adverse effect on the financial condition and results of operations of the Hypo Real Estate Group.

Equity participation of Munich Re

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in Munich ("Munich Re") will probably hold more than 25% of the voting rights in the Company as a result of its equity participation in HVB AG immediately after the proportion-retaining spin-off becomes effective. According to the regulations of the Bank Holding Company Act of 1956 ("Bank Holding Company Act"), to which Munich Re is subject, Munich Re requires approval of the Board of Governors of the Federal Reserve System ("Federal Reserve Board"), the relevant US supervisory authority, for acquiring this equity participation in the Company. The reason for this requirement is that the acquisition of at least 25% of the voting rights in a company confers a controlling situation as defined by the Bank Holding Company Act and Hypo Real Estate Holding will be indirectly active in real estate lending business in the USA via its subsidiary REC USA. This is a so-called non-bank activity closely related to banking as defined in the Bank Holding Company Act. The acquisition or the holding of at least 25% of the voting rights in Hypo Real Estate Holding means that the business activities of REC USA are ascribed indirectly to Munich Re in accordance with the Bank Holding Company Act. For Munich Re, commencement of this activity by REC USA requires approval in accordance with the Bank Holding Company Act.

Munich Re accordingly submitted a corresponding notice to the Federal Reserve Board on 29 August 2003. If this notice is not approved, or if Munich Re fails to reduce its equity participation in Hypo Real Estate Holding to a level which the Federal Reserve Board would not consider to be of a controlling nature in accordance with the Bank Holding Company Act, REC USA will not be permitted to commence its operations in the USA. A negative decision or a considerable delay in approval being granted might have a material adverse effect on the financial condition and results of operations of the Hypo Real Estate Group, one of the reasons being that it would not be possible for the US portfolio to be transferred to REC USA as planned.

Possible mandatory bid for WürttHyp

As a result of the indirect acquisition of shares in WürttHyp resulting from the spin-off, the Company will in principle be obliged to submit a mandatory bid to the external shareholders of WürttHyp in accordance with section 35 WpÜG. The Company has submitted an application to the BaFin in order to obtain exemption from the mandatory offer. However, it cannot be excluded that the BaFin will not admit this application. If this proves to be the case, this would have a material adverse effect on the financial condition and results of operations of the Hypo Real Estate Group.

Change of Company names, brands or domain names

In connection with the restructuring of the Hypo Real Estate Group, the Company has been established under the name Hypo Real Estate Holding AG. In addition, as part of the process whereby several companies which have previously belonged to the HVB Group are allocated to the Hypo Real Estate Group, the names of these companies have either already been changed, or it is planned that the

names of these companies will be changed. In order to ensure that the Hypo Real Estate Group is able to use the name components "Hypo", "Real Estate" or "Hypo Real", appropriate agreement has been reached by HVB AG, Hypo Real Estate Bank International, HRE Bank and the Company regarding the coexistence of these name components. Applications to enter the word and the symbol "Hypo Real Estate" as trademarks in the corresponding register for HRE Bank have been submitted in Germany and other countries. Certain entries have already been made, and in other cases work is ongoing to ensure that such entries are made as quickly as possible. The Hypo Real Estate Group also aims to have certain domain names registered for itself, although these names are currently still registered for a third party. Because of the change of name which has recently been completed or which is expected to take place in the near future, and also because of brand registration and domain name registration, it cannot be excluded that third parties may institute court proceedings in order to enforce claims which exist in their opinion regarding prohibition of use of the new company name, the new brand or the domain name; the companies of the Hypo Real Estate Group, if they are not able to avert these claims, may be compelled to change their company name, their brand or their domain name again. This might have a material adverse effect on the business activity of the Hypo Real Estate Group.

Risks associated with business activities

Credit risks

The Hypo Real Estate Group is exposed to significant credit risks, comprising in particular counterparty risks, credit rating risks and security risks which are typical for real estate financiers. Third parties who owe money, securities or other assets to the Hypo Real Estate Group might no longer be in a position to fulfil their obligations with regard to the Hypo Real Estate Group. The group of business partners exposed to such default risk comprises in particular borrowers as well as issuers whose securities are held by the Hypo Real Estate Group, counterparties in dealing transactions as well as counterparties in derivative transactions. These business partners might no longer be able to fulfil their obligations with regard to the Hypo Real Estate Group as a result of insufficient financial viability (e.g. insolvency, lack of liquidity) and also as a result of other reasons.

In the case of contractual arrangements which are based on the profitability of the particular real estate, the Hypo Real Estate Group may suffer losses if the assumed earnings cannot be generated with the real estate. HRE Bank and WestHyp in particular have extended considerable volumes of loans for financing real estate in Germany (incl. real estate in Eastern Germany) and are accordingly exposed particularly to the risks inherent in the German real estate sector. It is true that the Hypo Real Estate Group will for the foreseeable future focus new lending activities primarily outside Germany, where it has previously not had to set aside any significant bad loan charges. However, since 2001, real estate markets outside Germany have also been affected by the sluggish local economic climate. It can accordingly not be excluded that also foreign exposures may default. If the above-mentioned counterparty risks materialize to a significant extent, this will have a material adverse effect on the financial condition and results of operation of the Hypo Real Estate Group.

In the field of real estate financing business, counterparty risk comprises not only the credit rating risk but also the security risk, which consists of a possible deterioration in the value of security which has been provided. The market values of property are subject to considerable changes over a period of time, due particularly to supply of and demand for real estate in good locations, construction problems and delays, site contamination due to previous use of land and soil contamination, availability of tenants or potential buyers as well as their financial resources, changes to the legal situation, events of nature, terrorist attacks and cyclical fluctuations of the real estate market. Although the Hypo Real Estate Group, in the opinion of the Company, has broadly diversified its loan portfolio and its other real estate investments (according to type of property, and also according to debtor and country), and although it regularly monitors the development of its real estate financing portfolio and the related risk content, the value of loans extended or real estate held by the Hypo Real Estate Group itself or via its shareholdings in real estate companies might be negatively affected particularly during phases of economic slowdown or serious economic problems; any reduction in such values might have a material adverse effect on the financial condition and results of operation of the Hypo Real Estate Group.

In the recent past, new bad loan charges have been set aside, and existing bad loan charges have been increased, in relation to the assets of the Hypo Real Estate Group as a result of deteriorations in the financial situation of borrowers, payment defaults, necessary changes in restructuring concepts

and deteriorations in the value of security which has been provided. Similar cases will also occur in future. For the credit risks attached to the real estate financing activities of the companies which belong to the Hypo Real Estate Group, provisions for losses on loans and advances of approx. € 505 million were set aside in the financial year 2002 (previous year: approx. € 291 million). Of this figure, approx. € 461 million was attributable to Hypo Germany in the year 2002 (previous year: approx. € 258 million). The Company is currently assuming that provisions for losses on loans and advances of approx. € 250 million will have to be set aside for the whole of 2003 for the Hypo Real Estate Group, whereby consideration has been given to the Risk Shield described in the following. HVB AG has provided an undertaking to HRE Bank and (by way of a subordinated arrangement) to WestHyp to cover certain credit risks of the loan portfolio of these companies in the amount of up to € 590 million ("Risk Shield"). However, this Risk Shield is applicable only for the financial years 2003 (max. € 460 million) and 2004 (€ 130 million plus any amounts, which are not utilized in 2003), and HRE Bank and WestHyp in turn are required to transfer 35% of all income generated by the writing back of bad loan charges for specific loans between 2005 and 2009 (irrespective of the time at which these bad loan charges are set aside) to HVB AG up to the extent of the payments made under the Risk Shield arrangement (see "Transactions and legal relationships with related parties and the HVB Group — Transactions and legal relationships with the HVB Group — Risk Shield"). If the existing and planned provisions for losses on loans and advances of the Hypo Real Estate Group, after taking into consideration the Risk Shield for Hypo Germany, do not prove to be sufficient, and/or if it becomes necessary to set aside additional bad loan charges for one or more of the companies belonging to the Hypo Real Estate Group, this might have a material adverse effect on the financial condition and results of operations of the Hypo Real Estate Group.

Liquidity risks

In order to cover their liquidity requirements, the operating subsidiaries of the Hypo Real Estate Group are reliant on third parties providing them with liquidity lines. Liquidity lines have been provided by the HVB Group to some companies in the Hypo Real Estate Group (see "Transactions and legal relations with related parties and the HVB Group — Transactions and legal relations with the HVB Group — Liquidity lines"). If the liquidity lines which have been extended by third parties or by the HVB Group are no longer available or if these lines are not sufficient for covering the liquidity requirements of the Hypo Real Estate Group, and if other liquidity lines are not available, or if they are not available subject to reasonable conditions, this might have a material adverse effect on the financial condition and results of operations of the Hypo Real Estate Group. In the case of Hypo Germany, such effects might occur particularly if the possibility of obtaining refinancing via *Schuldscheindarlehen* (loans evidenced by promissory notes) no longer exists, or if it no longer exists to the necessary extent.

Hypo Real Estate Holding is a financial holding company which does not operate its own real estate financing business; instead, it operates such business via indirect subsidiaries. In order to cover its current costs, Hypo Real Estate Holding is also reliant on dividends and other amounts which it receives from its subsidiaries and other investments. It is not certain that these funds will in future always be sufficient to meet the payment obligations of Hypo Real Estate Holding. If this is not the case, Hypo Real Estate Holding will have to obtain additional funds.

The companies which belong to the Hypo Real Estate Group are dependent on the existence of a functioning liquidity management system in order to assure continuous liquidity and solvency. The Company is of the opinion that, in the Hypo Real Estate Group, there is a functioning liquidity management system which meets the relevant stipulations of supervisory law. However, it cannot be excluded that malfunctions might occur in the liquidity management system, and this might have a material adverse effect on the financial condition and results of operations of the Hypo Real Estate Group.

Reliance on ratings of rating agencies

All three operating units of the Hypo Real Estate Group (Hypo International, WürttHyp, Hypo Germany) are reliant to a large extent on the money market and capital market in order to refinance the loans which they have extended and their other lending business. The terms and volumes of the necessary refinancing depend primarily on the relevant ratings, in other words, the creditworthiness assessments of rating agencies. All three operating units of the Hypo Real Estate Group have each been given a separate rating by these rating agencies. For the purpose of assessing the individual operating units,

the rating agencies have primarily used the individual circumstances applicable at the particular operating units. The ability to maintain this separate rating is important for ensuring that the operating units which currently enjoy a higher rating, namely Hypo International and WürttHyp, will be able to refinance their operations on favourable terms. At present, the separate rating assumes that Hypo Real Estate Holding does not take on any liability for its operating units which have a lower rating. At present, the question of such liability being taken on by the Company might become relevant particularly during the next two years if the planned restructuring program of Hypo Germany is not successful, if its earnings situation does not improve significantly during this period and if the Company is required to provide a liability statement, e.g. to the deposit guarantee fund (*Einlagensicherungsfonds*) in order to assure future refinancing of Hypo Germany. In this case, the criteria applicable for a separate rating might no longer exist. A similar situation would be applicable if the ratings of other operating units of Hypo Real Estate Holding deteriorate significantly and if the Company were to take on liability for these operating units. The current rating of the operating units of Hypo Real Estate Group awarded by rating agencies is described in the corresponding section "Rating" of the chapter "Business" section.

It is likely that the rating agencies will in future monitor the creditworthiness and financial strength of the operating units of the Hypo Real Estate Group, and it cannot be excluded that individual, several or all credit ratings may be downgraded, either as a result of changes in the development in earnings, changes in the rating agency's assessment of the sector, changes in rating methods or as a result of a combination of these factors. If the rating agencies fail to maintain the separate rating for the operating units of the Hypo Real Estate Group and/or if they downgrade individual or several ratings, this might limit the financing opportunities of the operating units of the Hypo Real Estate Group and might increase their financing costs. If the operating units fail to procure the financial resources on the money market and capital market on competitive terms, this might have a negative impact on the signing of new business and might reduce the competitiveness of the Hypo Real Estate Group on the markets. A rating downgrade might also result in new liabilities being created or existing liabilities becoming due, if such liabilities depend on a certain rating being maintained. All of the above might have a material adverse effect on the financial condition and results of operations of the Hypo Real Estate Group.

Failure of the sale of FGH Bank

In accordance with the letter of intent of 22 July 2003, HRE Bank plans to sell its (indirect) holding in FGH Bank (see "General information concerning Hypo Real Estate Holding AG – Significant holdings – FGH Bank"). However, the signing of the purchase agreement is subject to certain conditions precedent. If one of these conditions fails to be satisfied or if the sale fails to materialize for other reasons, financial resources of approx. € 1 billion would have to be made available for the future refinancing of FGH Bank. Even if the Hypo Real Estate Group succeeds in providing these resources without having recourse to additional external liquidity lines, all of the above would mean that these funds would not be available for implementing the business strategy in other areas. In addition, the Hypo Real Estate Group would no longer have the free core capital (specified by BIS) necessary for maintaining the target ratios for providing the necessary capital backing for the planned acquisition of the US portfolio.

Moreover, in the event of failure of the sale of FGH Bank, there would also be the risk of a disadvantageous outcome of certain cases of litigation in which FGH Bank is involved (see also "Business — Litigation — Litigation FGH Bank") to the detriment of the Hypo Real Estate Group, if the parent company of the former vendor of FGH Bank fails, either entirely or partially, to meet its contractual obligation to settle financial disadvantages suffered by FGH Bank as a result of this litigation.

Reliance on senior executives and persons with vital know how

The future success of the Hypo Real Estate Group depends to a significant extent on the current and future members of the Company's management board and other senior executives of the Company and of its subsidiaries, some of whom have many years of experience and comprehensive knowledge of the business of the Hypo Real Estate Group. In addition, persons who have vital know-how regarding the Company's business activity are also employed at other hierarchy levels. If one or more of these persons were to leave the Hypo Real Estate Group, their departure might have a material adverse effect on the business development of the Hypo Real Estate Group.

Changes to the economic climate

Economic slowdown, particularly on the capital and real estate markets, might have a material adverse effect on the business activity of the Hypo Real Estate Group. The key source of earnings of the real estate financing activities of the Hypo Real Estate Group is net interest income. The extent of net interest income depends primarily on the interest margin (i.e. the difference between the interest generated by interest-bearing assets and the interest to be paid on interest-bearing liabilities) as well as the maturity- and currency-related structure of refinancing. Changes in the level of interest rates for different maturities and different currencies in which the Hypo Real Estate Group holds interest-sensitive positions are particularly significant for the Hypo Real Estate Group. A decline in the interest margin and in interest income might have a material adverse effect on the financial condition and results of operation of the Hypo Real Estate Group.

In addition, the currently uncertain investment climate and uncertain developments on the capital and real estate markets might result in additional bad loan charges being set aside in relation to assets of the Hypo Real Estate Group. With regard to the risks attributable to a deterioration in real estate markets, see also "— Credit risks".

Unfavourable outcome of litigation

In connection with the origin of HRE Bank arising from the merger of three subsidiaries of HVB AG, HRE Bank is involved in legal proceedings, as a result of which it might be obliged to make compensation payments to the former shareholders of two of its predecessor institutions (Süddeutsche Bodencreditbank Aktiengesellschaft, Nürnberger Hypothekenbank Aktiengesellschaft). HVB AG has waived its entitlement to enforcing its potential claims arising from the legal proceedings in relation to its shares held at the time of the merger (55.19% in Süddeutsche Bodencreditbank Aktiengesellschaft and 85.78% in Nürnberger Hypothekenbank Aktiengesellschaft) (see also "Business — Litigation — Legal proceedings HRE Bank"). If additional cash payments become necessary as a result of these legal proceedings, this might have a material adverse effect on the financial condition and results of operation of the Hypo Real Estate Group.

The shareholders' meeting of HRE Bank of 26 May 2003 adopted a resolution regarding the squeeze-out for this company; this was entered in the commercial register on 3 September 2003. Within a period of three months after notice of the squeeze-out is entered in the commercial register, the affected shareholders can have a court decide whether the cash settlement is reasonable by instituting legal proceedings. Such a legal proceeding has already been started. If a final court ruling specifies a higher cash settlement, a corresponding increase to the cash settlement will be paid to all minority shareholders whose shares were transferred to DIA GmbH as a result of the transfer resolution (see also "Business — Litigation — Squeeze-out HRE Bank"). A negative outcome of the legal proceedings may have a of the Hypo Real Estate Group.

Use of derivatives

As part of their lending/funding control activities, Hypo International, WürttHyp and Hypo Germany use financial and credit derivatives to a considerable extent primarily as hedging against interest rate risks, exchange rate risks as well as credit risks. The Company is of the opinion that Hypo International, WürttHyp and Hypo Germany have suitable instruments for constantly monitoring the derivatives which are used. Nevertheless, as a result of the very complex nature, the volumes and volatility to which these derivatives are exposed, it cannot be excluded that the risks associated with the use of derivatives may result in a material adverse effect on the financial condition and results of operation of the Hypo Real Estate Group.

International business

Hypo International and WürttHyp in particular have considerable international activities, and plan to increase the proportion of international activities even further in future and to expand their activities to further countries. The international business activities, and in particular such activities outside the Euro zone, result in risks for the Hypo Real Estate Group in connection with exchange rate fluctuations and currency controls, the different political and economic conditions as well as the different tax and other laws and the enforceability thereof in those countries in which the Hypo Real Estate Group is active.

Competition with major international banks and national banks

The competitors of the Hypo Real Estate Group are major international banks and international investment banks as well as national (mortgage) banks in the various local markets in which the Hypo Real Estate Group is active. For details, refer to the various competitors at the corresponding positions in the section "Business – Market and competition". The Hypo Real Estate Group considers that it is facing several competitors which are larger in terms of shareholders' equity and credit volume, both on the national as well as the international scene. Since the year 2001, the German mortgage banking market has also been consolidating; in the course of this process, three significant competitors have combined their activities by way of a merger of their German mortgage bank subsidiaries. In addition, the increasing presence of international institutions and the return of former competitors (in particular if there is an improvement in the general situation on the real estate markets or if real estate as an investment class returns to its former strength) on the main real estate locations such as London, New York and Paris might result in stronger competition for a limited number of profitable transactions. It is uncertain whether the Hypo Real Estate Group will always be in a position to withstand the competitive pressure and achieve adequate margins in such an environment.

Information technologies and communication media

The business activity of the Hypo Real Estate Group depends to a considerable extent on support being provided by IT systems, modern communication media and other technical facilities. For instance, IT systems are used to enable the risk positions at the Hypo Real Estate Group to be constantly monitored and the large number of real estate loans to be administered. The Hypo Real Estate Group is also reliant on being constantly active via communication media on the international money and financial markets. This type of processing business depends to a large extent on the functionality and reliability of the group's own and external computer and telecommunication systems which are used by the Hypo Real Estate Group, including those electronic systems which in turn support computer and telecommunication facilities. The partial or complete failure of the IT or telecommunication systems may have a material adverse effect on business procedure, may result in operations being (temporarily) shut down (also as a result of supervisory authority rulings) or may even result in claims for damages and customers being lost.

Data security

The data which are collated in conjunction with the business activity of the Hypo Real Estate Group are strictly confidential and are subject to data protection, as they are part of the confidential relationship between the bank and the customer. The Hypo Real Estate Group has taken numerous measures in order to protect the data which are processed and managed in the course of its business activity and also in order to take account of the relevant regulations. However, it cannot be excluded that these measures might prove not to be sufficient and that the confidentiality of the data might be infringed (e.g. also by third parties who obtain unauthorized access to the systems of the Hypo Real Estate Group).

Use of standard contract conditions

The companies of the Hypo Real Estate Group maintain contractual relations with a large number of customers. Efficient management of such a large number of contracts is only possible if standard terms of business and specimen contracts are used. This reliance on standard terms means that any ambiguity or errors affecting the formulation or use of individual terms may involve a considerable risk in view of the large number of instances of application. It cannot be fully excluded of the risk described above occurring in view of constantly changing conditions and the directives of court decisions.

Changes in tax legislation

Changes to tax law might have a negative impact on the attractiveness of certain products of the Hypo Real Estate Group which currently enjoy tax advantages. Recent years in Germany have seen discussions of various proposed laws which might have a significantly negative impact on the tax situation of the companies in the Hypo Real Estate Group, e.g. the introduction of a so called minimum taxation. The governments of other countries in which the Hypo Real Estate Group is active have also considered introducing laws which would reduce the tax advantages of products of the companies in

the Hypo Real Estate Group and, if such laws were to be introduced, they might have a material adverse effect on sales of such products.

Regulatory risks

Approval for operating bank business

In all countries in which the Hypo Real Estate Group operates banking business, approval is required for such business, or at least notification has to be submitted to the corresponding supervisory authority. It cannot be excluded that, in the case of repeated infringements of the rules of a particular country regarding the operation of banking business or due to other, e.g. political, considerations, this approval granted to a company of the Hypo Real Estate Group might be restricted or entirely withdrawn. Moreover, it can also not be excluded that changes to the applicable regulations of supervisory law might result in expensive subsequent obligations for the Hypo Real Estate Group (e.g. the minimum requirements applicable for lending operations of credit institutions (*Mindestanforderungen an das Kreditgeschäft der Kreditinstitute*, the "MaK") will have to be implemented by no later than the end of 2005). Failure of such approval to be granted or the withdrawal or restriction of existing approvals as well as changes to the legal situation might have a material adverse effect on the Hypo Real Estate Group due to the associated need to discontinue or restrict operations in the affected country or in the affected countries.

Audits by supervisory authorities

In accordance with the regulations of the various countries in which the companies of the Hypo Real Estate Group have approval for operating banking business, the relevant supervisory authorities are able to carry out audits under certain conditions. Such audits may for instance focus on organizational procedures or on the value of certain assets. As a result of such audits, it may be possible that the companies of the Hypo Real Estate Group may have to change organizational procedures, which may have an adverse effect on business particularly in the restructuring phase following the completion of the spin-off, result in high costs and have a corresponding effect on the results of operations. At present, an audit is being carried out in accordance with § 44 KWG at HRE Bank and WestHyp; however, the Company does not anticipate any material adverse effects as a result of these audits.

Possibility of more stringent capital requirements due to Basle II and implementation costs

The Bank Supervision Committee (Basle Committee on Banking Supervision) in Basle at the Bank for International Settlements (BIS) is currently preparing a new version of the capital agreement ("Basle II"), which according to the state of current planning is expected to be implemented in national law by 2006 (see "Regulatory framework — Supervision of banking operations — Germany — Capital requirements according to Basle II"). For the Company, it is not possible at present to foresee fully the effects which the implementation of future Basle II requirements will have on the supervisory capital requirements imposed on the Hypo Real Estate Group. On the basis of existing calculations, the Company is assuming that these requirements will, compared with the current situation, result in the need for less shareholders' equity for backing the lending activities which exist at that time or which will be planned for the future. This however assumes that the internally developed procedures are recognized by the bank supervisory authorities. Because the new version of Basle II has still not yet been finalized, it can also not be fully excluded that more shareholders' equity will be necessary. If in this case it is not possible to comply with the potentially increased capital requirements, the Hypo Real Estate Group might be compelled to raise additional shareholders' equity. If in such a case it is not possible for further capital to be provided at all or for further capital to be provided subject to acceptable terms, the Hypo Real Estate Group might be compelled to reduce its existing risk assets or to expand more slowly than planned. Moreover, it is not yet possible to foresee the extent of staff resources and costs which will be necessary for implementing Basle II.

Risk of more stringent refinancing conditions due to Basle II

According to the current state of discussions in the EU regarding implementation of Basle II, the Company expects that the mortgage bond will continue to be a privileged refinancing instrument. However, because the discussions have still not yet been completed, it cannot be excluded that some investors or groups of investors who themselves will be subject to Basle II might have to meet more

stringent capital requirements with regard to mortgage bonds. This might result in a situation in which it is more difficult for mortgage bonds to be sold.

Other risks

No prior public market; possible volatility of the share price

Before the planned flotation of the Company's Ordinary Shares on 6 October 2003, a public market will not exist for the Company's Ordinary Shares. It is possible that, following the initial listing, no active trade will develop in the listed Ordinary Shares of the Company or, if active trade does develop, it is possible that it will not be maintained.

After the shares have been admitted and after the initial listing, the market determines the price of the Company's Ordinary Shares. The share price depends on a wide range of factors which are mainly outside the Company's control. Examples of such factors are the perception of the Company by investors, the general economic climate as well as changes in the situation or trends in the sector in which the Company operates.

Dilution of voting rights due to voting rights arising from the preferred shares

For the financial year 2002 of HVB AG, arrears of € 0.08 resulted for each preferred share of HVB AG; in accordance with the spin-off plan, these arrears are split in the ratio 4:1, so that an amount of € 0.064 is attributable to each preferred share of HVB AG and an amount of € 0.064 is attributable to each preferred share of Hypo Real Estate Holding. If the preference payment is not paid at all or if it is not paid in full in one year, and if the arrears are not paid in the following year in addition to the full preference payment applicable for that year, the AktG specifies that the preference shareholders are entitled to voting rights until the arrears have been cleared. If the preference share in profits for financial 2003 applicable to the Company's preferred shares is not paid out, and if the preferred shares accordingly become entitled to voting rights, this would result in the voting rights of the Company's ordinary shareholders being diluted. See also "General information concerning Hypo Real Estate Holding AG — Dividends and dividend policy".

Overview

The Hypo Real Estate Group is one of the leading international providers of commercial real estate financing. The key real estate markets for Hypo Real Estate Group's business strategy are France, Germany, the UK and the USA. The Hypo Real Estate Group also has operations in Austria, Denmark, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden, Switzerland as well as several countries of Central and Eastern Europe. The Company's commercial real estate financing activities comprise mainly the acquisition, structuring and provision of cash flow-based financing for professional real estate customers.

Hypo Real Estate Holding is a financial holding company as defined by the German Banking Act and does not conduct operations itself. The holding company operates primarily in the following functions: Group Corporate Office (incl. investor relations and capital market communication), legal, accounting and tax as well as financial/risk controlling and planning. Operations within the Hypo Real Estate Group are conducted by three business units which operate independently of each other: Hypo International, WürttHyp as well as Hypo Germany. The three operating business units operate in different market segments with an independent identity – apart from overlaps in certain areas – and have different refinancing possibilities as a result of their separate credit ratings.

Hypo Real Estate Bank International with its registered office in Dublin, Ireland, owns an unrestricted bank license. It has already established branches in Italy, Luxembourg, Sweden and the UK, and further branches are currently being set up in France, Germany, the Netherlands, Portugal and Spain. There are plans to establish a representative agency in Japan at the beginning of 2004. There are sales companies in France, Italy, Spain, the UK and the USA. Hypo International will focus primarily on continuing and extending the previously transaction-oriented business model abroad. The aim is to carry out a limited number of mid-size and large-volume transactions for financially sound investors and for developers every year. These transactions are to a large extent to be syndicated, outplaced or securitized. Because of the focus on international commercial real estate customers, the product range of Hypo International comprises financing for large-volume and complex real estate projects, advice for the acquisition or disposal of real estate portfolios and companies as well as structuring of investment opportunities in real estate based instruments in direct or securitized form. The loan portfolio attributable to Hypo International (incl. PBI Lux) amounted to approximately € 15.0 billion as of 31 May 2003. There are also plans to acquire the existing US portfolio of HVB AG in the amount of approximately € 4.6 billion (as of 31 May 2003).

Significant subsidiaries of Hypo Real Estate Bank International are: PBI Lux and the RECs in France, Italy, Spain, the UK and the USA. The real estate financing units (with the exception of PBI Lux) operating within Hypo International conduct the commercial real estate financing business (including real estate investment banking) focusing on Europe and the USA. PBI Lux has previously focused exclusively on public sector lending, but in the future will also operate a mortgage lending business and will be integrated to a greater extent in the treasury organization of Hypo International.

WürttHyp with its registered office in Stuttgart will continue its previously practiced business model which focuses primarily on international business that has coverage fund potential. As of 31 May 2003, it had a broadly diversified portfolio of mortgage and public sector loans in the amount of approximately € 25.1 billion, and now generates by far the most significant part of its new mortgage lending business abroad (more than 95% in the year 2002). It acquires new lending business under its own name, and in future will also acquire such business via Hypo International; together with PBI Lux, it represents the centre of competence for refinancing the foreign lending activities backed by mortgages of the Hypo Real Estate Group.

HRE Bank with its registered office in Munich is a bank with a mixed mortgage bank status, and operates primarily in Germany. Its subsidiary WestHyp, with its registered office in Dortmund, has during the past two years written more than half of its new lending business abroad, primarily in the Netherlands and in the UK. It is planned that WestHyp will be merged with HRE Bank. Together, both companies had a loan portfolio of approximately € 84.4 billion (excl. FGH Bank) as of 31 May 2003. The mortgage portion in this loan portfolio amounted to approximately € 42.2 billion, and was attributable primarily to HRE Bank. Both companies will primarily restructure and reduce their existing portfolio in the course of the next few years, and intend to sign new lending business only on a selective

basis and only subject to acceptable terms. Prolongations are also expected to be carried out only on the basis of margins which will be consistent with the earnings requirement of the two companies. The shareholding of HRE Bank in Assumij Beheer B.V., which in turn holds all shares in FGH Bank, is expected to be sold. A corresponding letter of intent has already been signed. As of 31 May 2003, FGH Bank had granted loan commitments of approximately € 4.2 billion.

In the public section lending business, WürttHyp and Hypo Germany will to a large extent not sign any new lending business in the future as a result of the low margins involved. The portfolio consisting of relatively small private mortgage loans at WürttHyp and Hypo Germany is also expected to be phased-out.

The three operating units of the Hypo Real Estate Group not only have independent credit ratings; they also have access to different possibilities of obtaining refinancing as a result of their different business structures. The companies of the Hypo Real Estate Group refinance the loans which they have extended and their other lending business on the money markets and capital markets.

As a result of its business model, Hypo International will prefer to use the possibilities of refinancing by way of issuing unsecured bonds and, to a lesser extent, money market securities. It will also refinance its operations via its subsidiary PBI Lux in the secured field via issues of mortgage bonds (*lettres de gage*).

WürttHyp will continue to obtain refinancing primarily by issuing mortgage bonds. It also issues limited amounts of unsecured medium- and long-term bonds.

Hypo Germany also refinances its operations primarily via issues of mortgage bonds. In light of the credit ratings of HRE Bank and WestHyp, only limited amounts of unsecured bonds are to be issued in the medium- and long-term. Hypo Germany will also be able to tap a liquidity line of HVB Group for a transitional period after the spin-off.

At all three operating units, securitization transactions (and in particular MBS) are to continue to be used on a complementary basis.

As of 31 May 2003, the portfolio of real estate financing attributable to the Hypo Real Estate Group amounted to approximately € 61.9 billion (excl. FGH Bank), and the corresponding public sector lending amounted to approximately € 62.6 billion. The Hypo Real Estate Group is expected to have approximately 1,650 employees at the effective time of the spin-off.

Strategy of the Hypo Real Estate Group

The strategy of the Hypo Real Estate Group aims to achieve profitability and a financial equilibrium in each of the group's three operational entities for the benefit of its shareholders, customers and employees. The Company believes that, as a result of commercial real estate financing activities being consolidated under the umbrella of the Company, the Hypo Real Estate Group will be able to become a leading international company in the field of commercial real estate financing.

The strategic aims of the Hypo Real Estate Group are as follows:

- To establish the Hypo Real Estate Group as an experienced, innovative and flexible international provider of commercial real estate financing
- To establish a regionally balanced portfolio, including consistent reduction of the portfolio in Germany and continuing the business policy based on selective international diversification
- To extend the conditions of international business, which are strictly risk-return-oriented, to the entire Hypo Real Estate Group, including in Germany
- To introduce a quality-oriented lean company organization to ensure that operating income exceeds capital costs
- To maintain adequate capital resources

The following diagram details the three operational business units of the Hypo Real Estate Group, which are subsequently described in greater detail:


Hypo Real Estate Holding
Hypo International
WürttHyp
Hypo Germany

Hypo International

Hypobank Ireland and Vereinsbank Ireland have had a presence in Ireland since the 1980's with offices in Dublin and Shannon. In December 1998, all assets and liabilities of Hypobank Ireland were transferred to Vereinsbank Ireland. After this merger, the bank initially traded under the name HypoVereinsbank Ireland. In August 2001, this name was changed to HVB Bank Ireland. It is expected that in September 2003 the name of the bank will be changed from HVB Bank Ireland to Hypo Real Estate Bank International.

By choosing Hypo Real Estate Bank International which has an unrestricted banking licence as the nucleus for its international operations, the Hypo Real Estate Group is taking advantage of the opportunity of establishing itself at an international Anglo-Saxon location. As a result of the transfer of existing organization structures within the former HVB Bank Ireland, business can commence immediately after the spin-off. Prior to the spin-off it was contractually agreed to transfer a loan portfolio of approximately € 3.0 billion out of HVB Bank Ireland's original loan portfolio of approximately € 3.7 billion (as of 31 May 2003) to HVB Banque Luxembourg S.A. (which will remain in the HVB Group) (see " Transactions and legal relationships with related parties and the HVB Group – Transactions and legal relationships with the HVB Group – Transfer of part of the existing portfolio of Hypo Real Estate Bank International"). The process of transferring this loan portfolio commenced in July 2003 and is not expected to be completed until after the spin-off. The new loan portfolio of approximately € 8.2 billion (as of 30 June 2003) will be acquired by Hypo Real Estate Bank International from HVB AG, partially by way of a synthetic transfer (approximately € 5.0 billion) and partially by way of a physical transfer (approximately € 3.1 billion) (see "Transactions and legal relationships with related parties and the HVB Group – Transactions and legal relationships with the HVB Group – Portfolio transfers"). In accordance with a memorandum of understanding of 11/13 August 2003 between HVB AG, HVB Americas Inc. and Hypo Real Estate Bank International, it is planned that the US portfolio of HVB Group of approximately € 4.6 billion (as of 31 May 2003) will be acquired by Hypo Real Estate Bank International after completion of the spin-off (see "Transactions and legal relationships with related parties and the HVB Group – Transactions and legal relationships with the HVB Group – Transfer of the US portfolio".)

The most important holdings of Hypo Real Estate Bank International are PBI Lux and the five Real Estate Capital companies in France, Italy, Spain, the UK and the USA. The real estate financing units which operate within Hypo International (with the exception of PBI Lux) mainly operate commercial real estate financing business (including real estate investment banking) in Europe and the USA. PBI Lux is a pure mortgage lending bank. Until now, it has focused exclusively on public sector lending and offers its services at the government as well as municipal level, and restricts its investments to countries which have at least an AA rating (Standard & Poor's). In future, PBI Lux is supposed to also conduct mortgage lending.

International branches of Hypo Real Estate Bank International already exist in Italy, Luxembourg, Sweden and the UK; further branches are currently being set up in France, Germany, the Netherlands, Portugal and Spain. There are plans for a representative agency to be set up in Japan in 2004.

The following table sets out some selected consolidated financial information of Hypo International (according to IFRS):[1]

	1.1.-30.6. 2003	2002 (50%)	2002	2001
Total operating income (in € million)	85	110	221	176
Thereof: Net interest income (in € million)	*68*	*76*	*152*	*125*
Thereof: Net commission income (in € million)	*24*	*16*	*33*	*44*
Provisions for losses on loans and advances (in € million)	– 22[2]	– 10	– 19	0
General administrative expenses (in € million)	– 25	– 25	– 50	– 41
Net other income (in € million)	0	0	– 1	0
Result of ordinary operating activities / Pre-tax profit (in € million)	38	75	151	135
Total loans (in € billion)	11	—	10	8
Total assets (in € billion)	12	—	17	13
Risk weighted assets (in € billion) (acc. to BIS)	9.8	—	12.2	7.7
Cost/income ratio (%)	27.2	—	26.7	24.4

1) The group of consolidated companies does not include REC France, REC Iberia, REC Italia and REC USA
2) Internal standard risk costs in the first half of 2003

Strategy of Hypo International

The strategic aims of Hypo International are:

- Transaction-related business strategy instead of relationship banking (i.e., focusing on adequate cash flow that supports the corresponding financing, and focusing on the profitability of each individual real estate financing transaction, as well as ensuring the attractiveness and diversification of the overall portfolio with anticipatory risk awareness)
- To develop innovative products in the fields of lending, structuring and risk transformation
- To focus on mid-size to large-volume transactions for financially sound investors and developers
- To expand international real estate financing activities under the umbrella of Hypo Real Estate Bank International
- To focus on an attractive risk/return-ratio, also with regard to a capital market exit

Business model of Hypo International

As a result of the strategy of focusing on international commercial real estate customers, the product range of Hypo International extends far beyond actual real estate financing: The range of products comprises short-term and medium-term financing of large-volume and complex real estate projects as well as providing advice for the acquisition or disposal of real estate portfolios and companies as well as the structuring of investment opportunities in real-estate-based instruments in direct or securitized form. The comprehensive range of products involving structuring, advice and financing from a single provider results in major competitive advantages. The strategic approach of focussing on intelligent and customized real estate investment products is being developed further systematically.

In order to provide EDP support for its business model, Hypo Real Estate Bank International is currently still using the systems used by HVB AG such as MIDAS, INAP and PRISM. As part of the restructuring process, SAP is to be introduced as the new EDP standard at Hypo Real Estate Bank International at the start of 2004.

Products of Hypo International

The main products of Hypo International include:

- Structured real estate financing for professional real estate customers (senior/junior/mezzanine financing (including participation in profits) with variable/fixed interest as investor/developer financing/guarantees)

- Capital market products (securitizations)
- Syndication and placing of individual investments and parts of portfolios

Generally, the bank becomes involved in major transactions only as an arranger; by increasing its focus on this role the bank intends to increase returns. Hypo International operates active portfolio and capital management in order to optimize the structure of risk/return by way of syndications, securitizations and direct sales. Equity capital investments equivalent to customer financings are not made.

Sales of Hypo International

The sales structure in France, Italy, Spain, the UK and the USA takes the following form: The bank always operates via independent subsidiaries, the RECs. In these countries, the various subsidiaries are responsible not only for sales but also for loan processing. These subsidiaries solicit, arrange and structure the financings extended to branches (with the exception of the USA) and third parties, and take on responsibility for management and monitoring of the portfolios. After appropriate approval by the internal committees of Hypo Real Estate Bank International, the loans are booked in the branches (or, in certain cases, directly at REC France and REC USA), and in certain cases also directly at Hypo Real Estate Bank International.

REC UK was founded in London in 1991 and managed a portfolio of almost € 10.9 billion as of 31 May 2003 (on the basis of loan commitments). The business model of REC UK has also been practiced in France since the year 2000. In that country, REC France, which was founded in 1981 in Paris, managed approximately € 4.5 billion as of 31 May 2003 (on the basis of loan commitments). The success of the practised business model is indicated by the fact that, in both countries, write-downs have generally not been necessary so far; a few exceptions regarding provisions for losses on loans and advances set aside at REC France refer to loans which were extended under the old business model. REC Italia was founded in Milan in the year 2001 and REC Iberia was founded in Madrid in the year 2002. The portfolio managed by REC Italia amounted to approximately € 1.3 billion as of 31 May 2003, and the portfolio managed by REC Iberia amounted to approximately € 0.3 billion as of 31 May 2003 (each on the basis of loan commitments). At all of its locations, Hypo Real Estate Bank International maintains its own branches (with the exception of France, Germany, the Netherlands, Portugal and Spain, where a branch is expected to be set up in the near future). REC France is the only REC to have a banking licence.

REC USA, a company incorporated under the laws of the State of Delaware, was founded in May 2003. From its base in New York, this company will handle operations in the USA. Some members of the existing team of HVB AG have already moved to REC USA. Other members of the team are expected to follow in October 2003. If the planned acquisition of the US portfolio is consummated, REC USA will be responsible for managing and monitoring this portfolio.

Branches of Hypo Real Estate Bank International have also been founded in other countries in which the HVB Group used to operate in the field of commercial real estate financing. In Sweden, employees of the former Stockholm team of HVB AG have moved to the new branch. The HVB branch in Stockholm managed a portfolio of approximately € 0.7 billion as of 31 May 2003 (on the basis of loan commitments). In future, the Munich branch, which is currently being founded, will be responsible for sales for Germany and the countries of Central and Eastern Europe. As of 31 May 2003, a portfolio of approximately € 0.7 billion was managed in this area (on the basis of loan commitments), and it is planned that members of the original HVB team move to the new branch. A branch has also been opened in Luxembourg, and branches are currently being set up in the Netherlands and in Portugal. There are plans for a representative agency to be set up in Japan at the beginning of 2004.

Loan portfolio of Hypo International

The loan portfolio attributable to Hypo International amounted to approximately € 15.0 billion (excluding syndications) as of 31 May 2003. Of this figure, approximately € 9.4 billion (63 %) were attributable to real estate financing, while approximately € 5.6 billion (37 %) were attributable to government financing of PBI Lux. On the basis of loan commitments, the loan portfolio amounted to approximately € 15.7 billion, of which approximately € 10.1 billion (64.3 %) were attributable to real estate financing.

The portfolio structure on the basis of loan commitments (exclusive government financing) can be broken down according to several criteria. The following diagrams break down the information for the real estate financing business (as of 31 May 2003) based on regions, customer types, types of premises and internal creditworthiness categories:

Portfolio structure based on region


Spain
3 %
Ireland
4 %
Skandinavia
4 %
Italy
11 %
Germany/
CEE
5 %
France
27 %
UK
46 %

100 % = € 10.1 billion

Portfolio structure based on types of premises


Industry/
Logistics
5 %
Other
5 %
Mixed use
19 %
Office premises
45 %
Hotels/Leisure
4 %
Retail
21 %
Residential premises
1 %

100 % = € 10.1 billion

Portfolio structure based on customers


Developers
8 %
Other
7 %
Investors
85 %

100 % = € 10.1 billion

Portfolio structure based on internal rating categories


Risk category 7-10
1 %
Other Risk category 4-6
32 %
Risk category 1-3
67 %

100 % = € 10.1 billion

Of the ten largest individual loans, five are attributable to financing of office premises in France (3), Italy (1) and the UK (1). They also comprise three loans for shopping centres, one loan extended for a premises of mixed use as well as one other loan. The ten largest loans in total represent less than 30 % of all approved credit lines of Hypo International. No single loan exceeds 8 % of the approved credit lines of the overall portfolio.

New lending of Hypo International

The business unit Hypo International aims to continue and expand the international business model of HVB AG. The focus is on a transaction-based business policy. A detailed assessment of risk is an essential precondition of this business policy. Profitability consistent with the risk involved takes priority over volume or market share. The aim is to carry out a limited number of mid-size and large-volume transactions for financially capable investors and for developers every year. These transactions are to be based on the principle of capital market viability, i.e. they are to be syndicated, outplaced and/or securitized to a large extent.

Target customers are wealthy large customers and SME customers with strong growth potential, where the credit quality of the property company is consistent with the rating of the particular customer. In conjunction with strategic market observation and analysis, the market and location strategy is also constantly reviewed with regular adjustment mechanisms of risk analysis tools and lending policies which are deployed as part of the business strategy.

Public sector lending which has so far been operated by PBI Lux is to be complemented in future by mortgage lending activities.

Rating of Hypo International

The ratings of the financial strength and liabilities of Hypo Real Estate Bank International and PBI Lux issued by the rating agencies Standard & Poor's and Moody's have in the past also been affected by the ratings of the former parent company, HVB AG. The ratings of Hypo Real Estate Bank International and PBI Lux were recently reviewed after significant details of the planned restructuring of the Hypo Real Estate Group were announced on 27 March 2003. Moody's announced its new ratings on 31 March 2003, and Standard & Poor's announced its new ratings on 1 April 2003.

The "short-term counterparty credit-rating" of Hypo Real Estate Bank International was again confirmed as A-2 by Standard & Poor's, whereas Moody's upgraded the "financial strength rating" of Hypo Real Estate Bank International to C, because, in the opinion of Moody's, the institution as part of the restructuring process would develop into a transaction-focused real-estate financier with experience in major projects, particularly in France, the Netherlands and the UK. On 20 August 2003, Standard & Poor's announced that after completion of the spin-off the "long-term counterparty credit rating" of Hypo Real Estate Bank International will presumably be set at A–. The outlook is expected to be negative. The Company will provide a letter of comfort for Hypo Real Estate Bank International after the spin-off has become effective.

Standard & Poor's, which is the only rating agency to issue a rating for PBI Lux, has been observing PBI Lux's "long-term counterparty credit rating" (BBB+) and "short-term counterparty credit rating" (of A-2) since 31 March 2003 with regard to negative implications and a resulting possible downgrade. As justification for this move, Standard & Poor's pointed to the lack of diversity of the bank's business activities, low capitalization and profitability parameters as well as the uncertain relevance of the institution within the future structure. However, on 20 August 2003, Standard & Poor's announced that, after the spin-off has been completed, PBI Lux will probably no longer be placed on the watch list and that the ratings set out above will be confirmed. Nevertheless, it is expected that the outlook will be negative. Hypo Real Estate Bank International has provided a letter of comfort for PBI Lux.

Refinancing of Hypo International

In the past, long-term refinancing was provided to Hypo Real Estate Bank International by the central Group Treasury of HVB AG. In the past, as a result of its good institution rating, Hypo Real Estate Bank International has also been able to refinance its operations via money market securities and the money markets. In the future, Hypo Real Estate Bank International will primarily refinance its operations by way of issuing medium- and long-term unsecured bonds.

At PBI Lux, the focus of refinancing at the longer-term end of the market is to be seen in the issuance of covered public sector bearer and registered mortgage bonds (so-called *lettres de gage publiques*). In 2002, PBI Lux placed public sector bonds in a principal amount of approximately € 2,325 million, including five CHF denominated issues and one jumbo bond issue. The volume of the debt issuance program used for this purpose was € 10 billion; as of 30 June 2003, total issuances under this debt issuance program were approximately € 2.74 billion, approximately JPY 2.25 billion, approximately CHF 1.35 billion, approximately USD 0.27 billion and approximately GBP 3.76 million. Only limited quantities of registered bonds and loans evidenced by promissory notes have been issued. PBI Lux obtains short-term refinancing by way of money market deals and repurchase agreements particularly by way of issuing commercial paper. A commercial paper program of € 1 billion is available to PBI Lux for this purpose.

Securitization transactions of Hypo International

In the past, Hypo International has not carried out any own securitization transactions; in future however, these transactions will become a key instrument for controlling the risk/return profile of the loan portfolio of Hypo International and also for managing the balance sheet structure of Hypo Real Estate Bank International.

Württembergische Hypothekenbank

WürttHyp has its registered office in Stuttgart, and was originally founded in 1867. With more than 130 years of experience, it is one of the oldest mortgage banks in Germany. The company's shares have

been admitted to trading on the official market of the stock exchange in Stuttgart since 1871. Hypo Real Estate Holding holds a shareholding of 93.77 % in WürttHyp. The BaFin has designated WürttHyp as the senior institution within the meaning of the German Banking Act responsible for the capital adequacy requirements of the financial holding group. To fulfill its obligation, WürttHyp may, however, exercise an influence over enterprises belonging to the group only insofar as this does not contravene general corporate law. WürttHyp is also responsible for the reporting obligations for purposes of supervision of the consolidated group.

The following table sets out selected financial information of WürttHyp (as per IFRS):

	1.1.-30.6. 2003	2002 (50%)	2002	2001
Income (in Mio. €)	50	57	114	113
Thereof: interest income (in Mio. €)	*54*	*54*	*107*	*105*
Thereof: commission income (in Mio. €)	*–4*	*–5*	*–9*	*–8*
Provisions for losses on loans and advances (in Mio. €)	–12	–12	–25	–24
General administrative expenses (in Mio. €)	–15	–16	–31	–33
Balance of other income and expenses (in Mio. €)	0	0	0	0
Result of ordinary operating activities / Pre-tax profit (in Mio. €)	23	29	58	56
Total loans (excl. public sector lendings) (in € billion)	10	—	10	10
Total assets (in € billion)	32	—	31	32
Risk-weighted assets (in € billion) (acc. to BIS)	9.4	—	9.1	9.2
Cost/income ratio (%)	31.3	—	29.0	30.0

Strategy of WürttHyp

The strategic aims of WürttHyp are as follows:

- Focus on mortgage business that has coverage fund potential
- Acquisition of international commercial mortgage financing itself and via Hypo International
- Independent refinancing (particularly on the basis of mortgage bonds) complemented by treasury activities, including securitization
- Continuation of prime risk-yield relationship

Business model of WürttHyp

WürttHyp is continuing its tried-and-tested business model, which focuses on commercial mortgage financing business that has coverage fund potential. The company focuses on financing real estate abroad. International business is generated by WürttHyp itself and also via Hypo International. WürttHyp concentrates on business segments and products which provide a good yield compared with the associated risk. In particular, this comprises low-risk cashflow financing for mortgage business. The profitability of the company's core business is supported by the fact that credit risks are increasingly being securitized in order to protect the company's capital resources. The company also aims to continue to generate sustainable earnings by way of a low cost ratio and a risk-sensitive business policy, which is reflected in the consistent policy of avoiding exposure to the result of market risk, in the diversification of new financing business over several countries and sectors and in the operation of active portfolio management.

WürttHyp has many years of expertise in the fields of analyzing, structuring and managing mortgage loan portfolios and has established a strong name as a European mortgage financier. WürttHyp has been operating in the field of international real estate financing business since 1989. Its main markets are the UK, France, the Netherlands, Sweden, Spain, Denmark, Switzerland, Ireland and the USA. The main reasons why the company originally commenced its international business are still relevant: Earnings tend to be higher and loan-to-value ratios tend to be lower; the globalization of real estate business; the need for services to be offered also to commercial real estate investors abroad; and the competitive situation in Germany. In the field of new business, WürttHyp concentrates exclusively on cashflow-based financing, i.e. the financing strategy is to ensure that the properties, which are financed

generate earnings which should more than cover the interest and amortization payments of the loans, which are extended. Unlike the international business of Hypo International, WürttHyp focuses on relatively small batch sizes and end financing abroad. Moreover, the international business of WürttHyp also has to comply with the legal requirements of the German Mortgage Bank Act (*Hypothekenbankgesetz*, the "HypBankG"), particularly with regard to the need to ensure that the mortgage loans have coverage fund potential (see also "Regulatory framework – Supervision of banking operations – Germany – Mortgage banks"). The business models of Hypo International and WürttHyp accordingly complement each other. The advantageous risk profile of the international exposure of WürttHyp is demonstrated by the fact that – with the exception of three negligibly small exposures which structurally differ from the normal international business of WürttHyp (financing exclusively with investment property) – its international business has so far not been affected by any defaults, write-downs or write-offs. WürttHyp only accesses new markets, e.g. the USA, in conjunction with international partners.

In the field of new business with commercial real estate financing in Germany, WürttHyp started to consistently restructure its domestic portfolio in the mid-1990's. WürttHyp will continue its very selective policy with respect to acquiring new business in Germany that has coverage fund potential, whereby financing in Germany is also to be provided exclusively on a cashflow basis. The properties, which are financed are primarily office and commercial buildings.

WürttHyp uses the so-called PARIS application system to provide EDP support for its business model; this system was developed by WürttHyp at the beginning of the 1990's, and has been specifically tailored to meet the needs of mortgage banks. It consists of several integrated software components, which, together with incorporated external software components (e.g. for derivative business), represent an overall system which covers all the requirements of a mortgage bank, i.e. all relevant areas of operation and products (such as lending and security business) as well as necessary processes and functions (such as payment transactions, reporting and risk management).

Products of WürttHyp

The following are some of the main products of WürttHyp:

- Fixed/variable mortgage loans on a cashflow basis extended to professional real estate customers abroad and selectively in Germany
- Structured loans, e.g. underwriting the senior tranche of senior/junior constructions
- Mortgage bonds, also in combination with derivatives (so-called structured issues)
- Securitization of mortgage loan portfolios

Sales model of WürttHyp

In the field of international mortgage business, the sales model of WürttHyp is based on close co-operation between the company's representatives/partners in the international markets and the units in Stuttgart which are responsible for taking decisions regarding loans and processing loans as well as portfolio monitoring. Representative agencies of WürttHyp are to be found in Amsterdam, Barcelona, Geneva, Göteborg, Copenhagen, London, Paris and Zurich. In future, WürttHyp will also collaborate with Hypo International in order to acquire new international business. Decision-making, controlling and processing of international business are handled however at the company's headquarters in Stuttgart.

In Germany, the headquarters of WürttHyp in Stuttgart are responsible for acquiring commercial real estate financing.

Loan portfolio of WürttHyp

The loan portfolio of WürttHyp was worth approximately € 25.1 billion as of 31 May 2003. Of this figure, approximately € 10.3 billion (41 %) was attributable to real estate financing, and approximately € 14.8 billion (59 %) was attributable to public sector loans (on the other hand, no new public sector loans were extended between January and May 2003). The loan portfolio can be broken down on the basis of several criteria. The following diagrams break down the details based on loan type (mortgage

loans and public sector loans), regions in mortgage lending, types of premises in the commercial part of mortgage lending and internal rating categories in mortgage lending (as of 31 May 2003).

Portfolio structure based on loan type



Commercial property 26 %
Public sector lending 59 %
Resid. property 15 %

100 % = € 25.1 billion

Portfolio structure based on regions in mortgage lending



Rest of Europe and USA 4 %
Sweden 6 %
The Netherlands 8 %
Eastern Germany 11 %
France 9 %
Western Germany 31 %
UK 22 %
Berlin 9 %

100 % = € 10.3 billion

Types of premises in the commercial part of mortgage lending



Industry/ Production 1%
Other 6 %
Hotels 3 %
Retail 32 %
Office premises 58 %

100 % = € 6.6 billion

Portfolio structure based on internal rating categories



Risk category 7-8 6 %
Risk category 9-10 4 %
Risk category 5-6 9 %
Risk category 1-2 29 %
Risk category 3-4 52 %

100 % = € 10.3 billion

Of the ten largest exposures of WürttHyp (according to borrower entity), eight are in the UK. They are mainly office premises with investment-grade tenants. The company's overall portfolio also comprises broadly diversified portfolios and shopping malls with a broad tenant mix. Overall, the company's ten largest exposures represent less than 15 % of the total mortgage loan portfolio of WürttHyp; no single exposure is larger than 2 % of the overall portfolio.

In 2002, net allocations to provisions for losses on loans and advances amounted to 0.24 % for mortgage banking business (2001: 0.24 %); the corresponding figure for other lending business (including public sector loans) was 0.13 % (2001: 0.12 %). The loss rate in 2002 for mortgage banking business amounted to 0.12 % (2001: 0.17 %); the corresponding figure for lending business (including public sector loans) amounted to 0.06 % (2001: 0.09 %).

New lendings of WürttHyp

In line with its tried-and-tested business model, WürttHyp will continue to focus primarily on its strategy of acquiring commercial mortgage financing business that has coverage fund potential, primarily abroad. In Germany, it will continue its selective new lending policy. The company's target groups are mainly professional real estate customers, and in particular investors.

Public sector loans represent a considerable portion of the current loan portfolio of WürttHyp. Public sector lending business has traditionally been the second main area of activity of German mortgage banks, and consists of traditional public sector loans and the purchasing of securities that have cover-

age fund potential. However, in the year 2000, WürttHyp started to reduce its level of exposure in this market segment as result of the low margins which are available.

WürttHyp is also withdrawing from the field of private mortgage lending.

No new public sector loans have been extended this year. Of the total figure of € 0.9 billion in mortgage lending, 91 % were attributable to commercial properties and 9 % were attributable to residential properties. On the basis of a regional break-down, 53 % of new mortgage lending were attributable to the UK, followed by France and Sweden (each with 13 %); only 3 % were attributable to Germany.

Rating of WürttHyp

In the past, the ratings issued by the rating agencies Moody's and Standard & Poor's regarding the financial strength and the liabilities of WürttHyp have also been affected by the ratings of its former parent company, HVB AG. The ratings of WürttHyp were recently reviewed after significant details regarding the planned restructuring of Hypo Real Estate Group were published on 27 March 2003. Moody's published its new ratings on 31 March 2003, and Standard & Poor's new ratings were published on 1 April 2003.

Moody's has confirmed the financial strength rating of WürttHyp as C+; this reflects the standalone position of WürttHyp independently of the rating of the HVB Group. However, as part of the process whereby almost all the ratings of the companies in the HVB Group were downgraded, the rating of public sector mortgage bonds as well as the rating of mortgage debentures of WürttHyp were downgraded by one notch to Aa2 and Aa3 respectively. The outlook of both ratings is "stable". Standard & Poor's has confirmed the short-term counterparty credit rating of A-2 and announced that, in view of the improved capital strength of WürttHyp, it was monitoring the long-term counterparty credit rating of BBB+ with regard to positive implications which might justify an upgrading.

On 20 August 2003, Standard & Poor's announced that, after the spin-off is completed, WürttHyp will probably no longer be included on the watch list. It is expected that the short-term counterparty rating of A-2 will be confirmed, and that the long-term counterparty credit rating will be upgraded from BBB+ to A-. It is expected that the outlook will be negative.

Refinancing of WürttHyp

In order to be able to finance the loans which it has extended (mortgage loans and public sector loans), WürttHyp primarily issues mortgage bonds and public sector bonds. In 2002, public sector bonds were superseded by mortgage bonds as the main refinancing instrument of WürttHyp. The company deliberately reduced its activities in the field of public sector lending in order to increase the weighting of mortgage lending business, which generates higher earnings. The refinancing of WürttHyp benefits from the high reputation of the institution on the capital markets. WürttHyp is an established issuer of mortgage bonds, and this is reflected in the terms, which it is able to achieve. The company also issues so called "jumbo" mortgage bonds; the main difference between traditional mortgage bonds and jumbo mortgage bonds is that the latter feature a minimum issue volume of € 500 million instead of the normal issue volume of between € 25 million and € 250 million. The mortgage bond issues of WürttHyp outstanding as of 30 June 2003 were worth € 19.3 billion.

Medium-term and long-term bearer bonds are also issued for refinancing unsecured lending. As of 30 June, 2003, WürttHyp had € 4.1 billion principal amount of bearer bonds outstanding.

Interest and currency risks resulting from different maturities and currencies of assets and liabilities are managed by way of suitable financial instruments, e.g. swaps (see "Risk factors — Risks associated with business activities — Use of derivatives"). Credit risks arising from the company's holdings of derivatives are valued daily on the basis of a mark-to-market valuation process.

Securitization transactions of WürttHyp

For WürttHyp, securitization transactions are an important instrument for managing the risk/earnings profile of its mortgage portfolio. WürttHyp has so far carried out three synthetic securitizations of its

own mortgage-backed loans. In the WürttHyp 2000-1 transaction, credit-linked notes ("CLNs") (class A+, A, B, C, D, E), which are partially secured by public sector bonds (class A – D), are combined with a credit default swap. Payments on the CLNs are conditional upon the performance of a loan portfolio consisting of loans in the aggregate principal amount of € 502.6 million secured by mortgages *(Hypotheken* or *Grundschulden)* on residential properties located in Germany. Losses incurred in the reference portfolio are initially allocated to the E tranche and then to the subsequent tranches, so that the nominal amount of the CLNs is reduced; holders of class E notes are entitled to a limited interest sub-participation in the interest income received on the reference portfolio. The loan loss risk allocated to the A+ tranche is covered proportionately by the A+ CLNs and the credit default swap, entered into with an OECD bank. The class-A CLNs have been rated AAA by Fitch and Standard & Poor's; class B has been rated AA, class C has been rated A and class D has been rated BBB. The structure of the WürttHyp EU-1 transaction is similar, with a combination of CLNs partially secured by public sector bonds (class A1+, A2, A3, B, C, D) and two credit default swaps (tranche A1+ and tranche E+). The A2 and A3 CLNs have been rated AAA by Fitch and Standard & Poor's; the B CLNs have been rated AA, the C CLNs have been rated A, the D CLNs have been rated BBB and the A1+ credit default swap has been rated AAA. This was the first time that a reference portfolio had been pooled out of loans (in the aggregate principal amount of € 1,004.4 million), which are secured by commercial properties in several European countries (Denmark, England, France, Ireland, the Netherlands, Sweden and Switzerland). Unlike the two other transactions, the WürttHyp 2001-1 transaction, which had a volume of GBP 629.8 million when issued in August 2001, was not combined with a credit default swap; instead, it was combined with a public sector credit protection agreement which provides nominal cover for the entire volume of the reference portfolio. This consists of loans which are backed by commercial properties in England, Scotland and Wales.

Hypo Germany

The business unit Hypo Germany consists of HRE Bank and its wholly owned subsidiary WestHyp, which is to be merged with HRE Bank as described below.

HRE Bank, a German stock corporation *(Aktiengesellschaft)* with its registered office in Munich, can be traced back to Bayerische Handelsbank Aktiengesellschaft which was originally founded in 1869; as of 1 January 2001, it was merged with Süddeutsche Bodencreditbank Aktiengesellschaft and Nürnberger Hypothekenbank Aktiengesellschaft (see "– Litigation – Legal proceeding HRE Bank"). The shareholders' meeting of 26 May 2003 adopted a squeeze-out resolution with regard to minority shareholders in accordance with sections 327a et seq. AktG. This resolution was entered in the commercial register on 3 September 2003 (see "– Litigation – Squeeze-out HRE Bank").

WestHyp emerged in 1961 from Thüringische Landes-Hypothekenbank which was originally founded in 1923. The extraordinary shareholders' meeting of WestHyp of 29 August 2003 adopted a resolution regarding the merger of WestHyp with HRE Bank with effect as of 1 January 2003. The corresponding resolutions of the supervisory board and the management board of HRE Bank were adopted on 28 July 2003. The merger is expected to be entered in the commercial register on 3 November 2003. Accordingly, the business activities of Hypo Germany are described as a single entity below.

The following table sets out some selected consolidated financial information of Hypo Germany (as per IFRS; excluding FGH Bank):

	1H 2003	2002 (50%)	2002	2001
Total operating income (in € million)	191	213	425	580
Thereof: Net interest income (in € million)	*192*	*206*	*411*	*503*
Thereof: Net commission free income (in € million)	*– 6*	*– 7*	*– 13*	*– 19*
Provisions for losses on loans and advances (in € million)	– 96[1]	– 231	– 461	– 258
General administrative expenses (in € million)	– 77	– 77	– 154	– 155
Net other income/expenses (in € million)	– 38	– 2	– 3	– 13
Thereof: Restructuring expenses (in € million)	*– 36*	*– 1*	*– 2*	*– 10*
Result of ordinary operating activities / Pre-tax profit (in € million)	–20	– 97	– 193	154
Total loans (in € billion)	84	—	89	93
Total assets (in € billion)	122	—	126	120
Risk weighted average (in € billion) (acc. to BIS)	34.8	—	36.7	37.5
Cost/income ratio (%)	41.8	—	38.1	29.5

1) Including risk shield of € 230 million.

Strategy of Hypo Germany

The strategic aims of Hypo Germany are:

- Consistent restructuring by way of closing branches, personnel reduction and process optimization until 2005
- Reduction of the existing loan portfolio and increasing profitability
- During the restructuring phase, new loans will be extended only on a very selective basis and where the risk/return ratio is attractive
- After 2005, new loans will be extended only for prices which are adequate in relation to the risk involved.

Business model of Hypo Germany

HRE Bank is a mortgage bank with a mixed bank privilege, which entitles it to operate banking business as well as mortgage banking business. WestHyp is a pure mortgage bank.

In the mortgage banking field, the products and services which were offered by Hypo Germany in the past included the extending of mortgage loans and public sector loans as well as refinancing of these loans by way of issuing mortgage bonds, bearer debentures and loans, which have been raised (*Schuldscheindarlehen* – loans evidenced by promissory notes). Because of its mixed bank status, HRE Bank has not only offered traditional real estate loans but also other bank products for financing real estate. WestHyp also operated capital market business and refinancing of such business by way of innovative products based on mortgage bonds. In 2002, the structuring and placement of MBS transactions and the provision of innovative issue platforms played a particularly important role in the capital market activities of WestHyp.

The German real estate market is characterized by low market growth, shrinking regional real estate markets – particularly in Eastern Germany – and, in the past, low margins. For this reason, there is a considerable need for restructuring at Hypo Germany. Accordingly, Hypo Germany will initially restructure its existing loan portfolio with the aim of significantly reducing its risk assets whilst simultaneously increasing the earnings of its portfolio. The aim is to implement prices which are consistent with the risk in all loan exposures and also to consistently reduce the level of problematical loan exposures. Loan margins are to be improved by ensuring that loan prolongations are agreed only with margins which promise to be profitable. The purpose of this strategy is to significantly improve the average margin in the medium to long term. In the phase of restructuring, new loans will be extended only on a very selective basis and only if adequate margins are achieved.

Because the margins available with public sector loans are low and also because refinancing has become more expensive, Hypo Germany will not extend any further new loans in this segment until further notice. Public sector loans will accordingly no longer form part of the company's core activities.

The portfolio of relatively small private mortgage loans will also be phased out. As part of the restructuring process, Hypo Germany will also considerably reduce the level of its previous activities in the field of real estate investment banking.

The company is assuming that this restructuring phase will probably last for at least two years.

At WestHyp, the EDP requirements of the business model of Hypo Germany are supported by the PARIS application system. The system currently used by HRE Bank is also to be replaced by PARIS on 1 January 2004. Corresponding agreements have already been signed. It is planned that the PARIS applications of HRE Bank and of WestHyp will be merged in the year 2004. The costs for the introduction of PARIS at HRE Bank will probably run into the low tens of millions (€) by 2004. HRE Bank will also be required to take a one-off exceptional charge of € 34.0 million on its income statement as of the balance sheet date 31 December 2003 for the previously used IT system.

Sales model of Hypo Germany

As part of its business strategy, sales at Hypo Germany are channelled via the headquarters in Munich and Dortmund. Previous branches and sales centres have now been closed. The Nuremberg location will be closed on 30 June 2004.

HRE Bank also maintained co-operations with MLP and SchmidtBank. However, MLP has not negotiated any new loans for HRE Bank since December 2002, and SchmidtBank has not negotiated any new loans for HRE Bank since June 2002. As of 30 June 2003 the volume of negotiated loans was € 644 million with regard to MLP and € 495 million with regard to SchmidtBank. The new loans of € 450,000.00 negotiated by MLP and entered in the accounts in the course of 2003 are still based on commitments from the year 2002.

Loan portfolio of Hypo Germany

The loan portfolio of Hypo Germany amounted to approx. € 84.4 billion on 31 May 2003. Of this figure, real estate loans amounted to approx. € 42.2 billion (50 %) and public sector loans amounted to approx. € 42.2 billion (50 %). The company's loan portfolio can be broken down according to several criteria. The following diagrams detail the break-down based on loan type (mortgage and public sector lending), regions in mortgage lending, types of premises in the commercial part of mortgage lending and internal rating categories in mortgage lending (as of 31 May 2003).



Portfolio structure based on loan type
Commercial property 21 %
Public sector lending 50 %
Residential property 29 %
100 % = € 84.4 billion
Portfolio structure based on regions in mortgage lending
International 8 %
Eastern Germany 23 %
Berlin 12 %
Western Germany 57 %
100 % = € 42.2 billion

Portfolio structure based on type of premises in the commercial part of mortgage lending



Industry Production
5 %
Hotels
6 %
Trade
33 %
Office premises
46 %
Other
10 %

100 % = € 17.9 billion

Portfolio structure based on internal rating categories in mortgage lending



Risk category 8-10
9 %
Risk category 7
5 %
Risk category 1-3
43 %
Risk category 4-6
43 %

100 % = € 42.2 billion

Of the ten largest mortgage exposures of Hypo Germany (according to borrower entity), eight are in Germany. Of these exposures, almost three quarters are attributable to commercial lendings and approx. one quarter is attributable to residential lendings. The commercial premises are mainly shopping malls with a broad tenant mix of office buildings with well-known tenants. Overall, the ten largest exposures represent less than 10 % of the loan portfolio of Hypo Germany; no single exposure is greater than 2 % of the overall portfolio.

In the year 2002, net allocations to provisions for losses on loans and advances amounted to 1.06 % for mortgage activities (2001: 0.56 %) and 1.90 % for other lending activities (2001: 2.12 %). The loss rate in 2002 amounted to 0.2 % for mortgage activities (2001: 0.11 %) and 0.72 % for other lending activities (2001: 0.58 %). In this period, no provisions for losses on public sector loans and advances were set aside, nor were any losses reported for such loans and advances.

The reorganization and liquidation volume of Hypo Germany amounts to approx. € 3.8 billion as of 31 May 2003, approx. € 900 million of this figure is attributable to the portfolio of WestHyp. If the overall portfolio is differentiated by region, 44 % are attributable to Western Germany, 41 % to Eastern Germany and 15 % to the Federal State of Berlin. In the portfolio, the proportion of commercial loans is predominant, namely 57 % compared with residential loans. The necessary provisions for losses on loans and advances are covered to a significant extent by the risk shield provided by HVB AG (see "Transactions and legal relationships with related parties and the HVB Group — Transactions and legal relationships with the HVB Group — Risk shield").

New lendings of Hypo Germany

As detailed above, Hypo Germany will concentrate on optimizing its loan portfolio in a restructuring phase which is expected to last for at least two years (see "— Business model of Hypo Germany").

Rating of Hypo Germany

Both HRE Bank and WestHyp have a rating of Standard & Poor's and Moody's for the bank itself and also for the various mortgage bonds. HRE Bank and the mortgage bonds issued by HRE Bank are also rated by Fitch. Since the spin-off was announced by HVB AG in October 2002, HRE Bank has been downgraded by all three rating agencies from the single-A segment into the BBB segment; WestHyp has been downgraded by Moody's and Standard & Poor's from the single-A segment into the BBB segment. Following HVB AG's analyst conference on 27 March 2003 at which further details relating to the spin-off were announced, Standard & Poor's and Moody's announced a rating decision for HRE Bank and WestHyp, and Fitch also announced a rating decision for HRE Bank. The ratings have not been changed since that time.

Standard & Poor's has downgraded HRE Bank as well as WestHyp by a total of three notches between October 2002 and March 2003. The long-term counterparty credit rating for both banks has been BBB since 31 March 2003. In the same period, the short-term counterparty credit rating has been lowered from A-2 to A-3. The short-term as well as the long-term counterparty credit rating have additionally been placed on a negative watch list. Standard & Poor's explanation for this measure is that all steps

relating to the spin-off will have to be completed as announced before a final rating decision will be taken.

On 20 August 2003, Standard & Poor's announced that, after the spin-off is completed, HRE Bank and WestHyp will probably no longer be included on the watch list. It is expected that the existing ratings will be confirmed. A negative outlook is expected.

In the mortgage bond market, Standard & Poor's only assesses public sector bonds for HRE Bank as well as WestHyp. The rating for these mortgage bonds has been unchanged at AAA since the initial announcement, and has never been affected by the rating downgrades in the long-term and short-term segments. The rating is also not on a negative watch list at present.

When the spin-off was announced in October 2002, Moody's set the long-term and short-term ratings, the financial strength, as well as the rating for public sector bonds and mortgage bonds on a review for downgrade for HRE Bank and WestHyp, and reacted on 1 April 2003. The agency downgraded the long-term rating by three notches to Baa1 with a stable outlook; it downgraded the short-term rating from P1 to P2, and the financial strength from C+ to D+. It also downgraded the mortgage bonds rating, which at Moody's is linked to the long-term rating, by three notches to Aa3 for public sector bonds and to A1 for mortgage bonds. The new ratings for HRE Bank and WestHyp reflect Moody's opinion that both banks would be negatively affected by the restructuring in the longer term primarily as a result of the reduction in German commercial mortgage loans. Moody's is of the view that it will continue to be a challenge for the banks to increase their profitability in the field of real estate financing on the German market.

When the spin-off was announced, Fitch responded with an ad-hoc downgrade of its support rating for HRE Bank from 3 to 4 and also downgraded the long-term rating for HRE Bank from A+ to A; it also set the long-term rating on the negative watch list. The short-term and individual ratings were also placed on a watch list. On 27 March 2003, Fitch announced the ratings for HRE Bank on a stand-alone basis due to the spin-off. The long-term rating was downgraded to BBB with a stable outlook, and the short-term rating was lowered from F1 to F3; however, the individual rating was confirmed at C/D and the support rating was also confirmed at 4. According to Fitch, the ratings reflect the changes in the structure and the profile of HRE Bank, the poor loan quality, the absence of operating profit, the fact that capitalization is adequate but not high, as well as the imminent restructuring process which will tie up management resources.

The Fitch rating for the public sector bonds of HRE Bank is AAA and the corresponding figure for the mortgage bonds is AA+. Neither rating has been affected in any way by the rating downgrade due to the spin-off.

Refinancing of Hypo Germany

Hypo Germany refinances its operations primarily by way of issuing mortgage bonds and public sector bonds, whereby issuings of public sector bonds are declining sharply. For liquidity purposes, the company also issues limited numbers of medium-term and long-term unsecured bonds and *Schuldscheindarlehen* (loans evidenced by promissory notes). Hypo Germany also refinances its operations via repo transactions and, to a lesser extent, via unsecured borrowings on the money market. For a transitional phase, HVB AG will also make liquidity available (see "Transactions and legal relationships with related parties and the HVB Group — Transactions and legal relationships with the HVB Group — Liquidity lines"). Refinancing operations are complemented by securitizations, which are also designed to reduce the burdens imposed by the own resource requirements of the supervisory authorities and for liquidity management.

As of 30 June 2003, Hypo Germany had mortgage bonds outstanding in an aggregate principle amount of approx. € 27.79 billion, whereas it had public sector bonds outstanding in an aggregate principal amount of approx. € 54.56 billion.

As of 30 June 2003, under the debt issuance program used by HRE Bank since 2001 and by WestHyp since 1998 as the platform for issuing public sector bonds, mortgage bonds, bearer debentures and *Schuldscheindarlehen* (loans evidenced by promissory notes) aggregate principal amounts of approximately € 10.34 billion (at WestHyp) and approx. € 3.90 billion, approx. USD 0.72 billion, approx. CHF 0.36 billion, approx. NOK 0.50 billion and approx. JPY 13.89 billion (at HRE Bank) had been issued.

A total of approx. € 28.89 billion was also placed as jumbo mortgage bonds as of 30 June 2003. Total placings as part of the commercial paper programmes run by HRE Bank and WestHyp amounted to approx. € 0.24 billion as of 30 June 2003. At the same time the repurchase agreements which had been taken on amounted to approx. € 6.14 billion.

Hypo Germany also uses derivative financial instruments, mainly swaps, forward rate agreements, swap options and loan derivatives for hedging interest and exchange rate risks as well as for assuring long-term lending margins. The risks attributable to derivative holdings are marked to market on a daily basis.

Securitization transactions of Hypo Germany

Own securitizations

HRE Bank has securitized loans from its portfolio in three synthetic MBS transactions. Similar structures were used for the transactions HVB Real Estate 2001-1 and Nürnberg Hyp 2001-1. The loan loss risk of a particular loan portfolio is covered by Credit Linked Notes (CLNs), which are linked with the loan loss risk, and a credit default swap. With the two transactions, the loan portfolio consists of loans which are secured by mortgages (*Hypotheken* or *Gundschulden*) on residential properties. The loan portfolio underlying the transaction HVB Real Estate 2001-1 had a volume of € 1,088 million as of 30 June 2003. The loan portfolio for Nürnberg Hyp 2001-1 amounted to € 333.56 million as of 30 June 2003. With the transaction Provide Comfort 2002-1 Plc, the loan loss risk in the reference portfolio of HRE Bank is covered by a credit default swap issued by Kreditanstalt für Wiederaufbau ("KfW"). KfW issues a *Schuldscheindarlehen* (loans evidenced by promissory notes), which is acquired by HRE Bank and sold on to a special purpose vehicle. KfW also protects itself against losses in the portfolio by way of credit default swaps. The special purpose vehicle then issues CLNs which are linked to the performance of the loan portfolio. The payments to be made on the *Schuldscheindarlehen* (loans evidenced by promissory notes) in turn depend on the payments to be made in relation to the CLNs. As of 20 June 2003, the portfolio comprised loans with a total volume of € 2,721.38 million, which are backed by mortgages on residential properties in Germany.

WestHyp has so far carried out three securitizations out of its own loan portfolio. The basis of the transaction Dutch Dream 2001-1 is a portfolio of loans with a total volume of € 902.7 million, which are backed by commercial properties located in the Netherlands. Losses in the loan portfolio are balanced out to a certain extent by CLNs (class A+, A, B, C, D, E); such losses are deducted from the payments to be made in relation to the CLNs in accordance with a certain factor. Loan losses which are not covered by CLNs are cleared by way of payments from a credit default swap. The A, B, C and E CLNs are backed by public sector bonds. The E CLNs also feature interest sub-participation in the interest volume of the reference portfolio.

For the transaction DUKE 2002 Limited, CLNs (class A-1, A-2, A-3, A-4, B, C, D, E, F+) are issued via a special purpose vehicle. The payments which have to be made in relation to the CLNs depend on a reference portfolio. The reference portfolio consists of WestHyp loans with a total value of € 923.1 million, which are backed by mortgages on real estate in the Netherlands and in the UK. Repayments in relation to the CLNs are reduced proportionately by the amounts of the losses in the loan portfolio. The losses in the loan portfolio are settled by the special purpose vehicle of WestHyp under a loss guarantee. WestHyp also receives compensation payments via a senior and a junior credit default swap. The loss guarantee is backed by a first ranking and the CLNs by a second ranking pledge of public sector bonds and other securities of WestHyp which have been acquired from the special purpose vehicle. A similar structure is used for the transaction GECO 2002 Limited. The risk of loan losses in the portfolio of WestHyp is covered by a loss guarantee of a special purpose vehicle as well as by the respective counterparty under two credit default swaps. The special purpose vehicle in turn defrays this risk by issuing CLNs (class A-1, A-2, A-3, A-4, B, C, D, E), which are linked with the corresponding loan portfolio. The portfolio consists of loans with a total volume of € 1,026.96 million, which are backed by mortgages on commercial properties located in Germany. The loss guarantee and the CLNs are also backed by mortgage bonds of WestHyp which have been acquired from the special purpose vehicle.

Other capital market activities of WestHyp

The capital market activities of WestHyp are not limited to own securitizations. WestHyp also invests to a considerable extent in MBS, asset-backed securities ("ABS") and other structured financial products

of third parties. Holdings of structured products (MBS, ABS and CLN) had a volume of approx. € 5.3 billion as of 30 June 2003 (approx. € 3.6 billion as of 31 December 2002). The risks associated with the capital market activities are defrayed partially by way of credit default swaps and loss guarantees, and particularly by way of so-called repackaging. In the case of repackaging transactions, MBS, ABS or other structured products from existing transactions are pooled together in a new reference pool, which in general is purchased by a special-purpose vehicle. The special-purpose vehicle issues CLNs, and repayment of these CLNs depends on the performance of the corresponding reference pool. In general, WestHyp appoints contractual partners who structure the repackaging transactions in accordance with the specifications of WestHyp. WestHyp regularly also invests in the newly issued CLNs.

WestHyp also uses the know how which it has acquired in the field of MBS, ABS and other structured products to operate as an advisor. Acting on behalf of third parties, it provides advice regarding the composition and the purchasing of MBS, ABS and CLN pools which are the basis for issuing newly issued CLNs.

In the future the capital market activities of WestHyp are expected to be pursued within Hypo Germany.

FGH Bank

In the Netherlands, HRE Bank operates through FGH Bank, which has its registered office in Utrecht. The history of FGH Bank can be traced back to the year 1890, when the bank was originally founded in Groningen. In 1937, the bank merged with Nederlandse Hypotheekbank, Amsterdam. In 1987, FGH Bank was taken over by a subsidiary of Aegon N.V., The Hague, which sold the bank to Bayerische Vereinsbank in 1998. In December 2001, HRE Bank acquired FGH Bank from HVB AG.

Through Assumij Beheer B.V., HRE Bank currently wholly owns FGH Bank. It is planned that this stake will be sold to Rabobank (see "General information concerning Hypo Real Estate Holding AG — Significant holdings — FGH Bank"). If the sale of FGH Bank is not consummated, it is planned that FGH Bank will be incorporated in the operating business unit Hypo International. Because of the strategic focus of this unit, a restructuring program would then have to be initiated at FGH Bank; this would involve the closure of branches, discontinuation of certain business activities and adoption of the business model of Hypo International.

Considerable financial resources would also have to be deployed for refinancing FGH (see "Risk factors — Risks associated with business activities — Failure of the sale of FGH Bank").

FGH Bank specializes in financing commercial and residential property and operates exclusively in the Netherlands. The balance sheet total of FGH Bank as of 30 June 2003 amounted to approx. € 4.25 billion in accordance with Dutch accounting principles. The core products and services of FGH Bank comprise real estate investment financing, financing program involving the breaking up of existing property (*Uitpond* financing), trade financing, mortgage lending, land financing and bank guarantees. As of 30 June 2003, FGH Bank had obtained 48% of refinancing via the HVB Group and 52% via other parties. 63% of funding has a maturity of more than one year.

The loan portfolio of FGH Bank as of 31 May 2003 amounted to approx. € 4.2 billion (on the basis of loan commitments), compared with a figure of approx. € 4.6 billion as of 31 December 2002 and approx. € 4.7 billion as of 31 December 2001. In the year 2002 (approx. € 0.8 billion), the volume of new lending and prolongations was approx. 35% lower than in the year 2001 (approx. € 1.2 billion). This development in new lending and in the overall portfolio reflects the new strategic focus of FGH Bank, whereby return on equity takes priority over growth, and also changes in criteria for extending loans as a result of changes in the market. The dynamic provision for lending risks (equivalent to a bad loan charge set aside for an overall loan portfolio) amounted to € 22 million as of 31 December 2002, which is equivalent to 0.5% of the overall loan portfolio. No changes had occurred as of 30 June 2003. In 2002, approx. € 0.9 million had been set aside as bad loan charges. No further provisions for losses on loans and advances were necessary in the first half of 2003.

FGH Bank operates its real estate financing business under the labels of FGH Bank and Nederlandse Hypotheekbank N.V., Amsterdam. Whereas FGH Bank addresses professional real estate customers,

Nederlandse Hypotheekbank N.V. provides financing to smaller real estate investors and owner occupiers (loans of up to € 1.5 million, with a total exposure per customer of max. € 3.00 million). FGH Bank's broadly diversified group of customers comprises not only investors of varying orders of magnitude but also property developers and companies.

FGH Bank operates its business, which is not related to real estate financing, mainly through its subsidiaries. FGH Bank Vastgoed Expertise B.V., Utrecht, provides real estate advice in the form of valuations, portfolio analyses, market research as well as legal and tax advice. FGH Asset Management B.V., Utrecht, acquires and manages real estate and land particularly for domestic and foreign institutional investors. Belfries B.V., Utrecht, acquires and manages real estate resulting from problem loans. At present, Belfries B.V. does not own any real estate.

FGH Bank and its subsidiaries employed a total of 153 persons as of 30 June 2003.

Market and competition

The following section describes the market and competition in the real estate markets of Germany, France, the UK and the USA which are currently the main markets for Hypo Real Estate Group's business strategy.

Overview

Real estate is a relatively cyclical asset. At present, most real estate markets in which the Hypo Real Estate Group is operating are in a relatively pronounced downward cycle. More stringent requirements regarding tenant credit worthiness and diversification as well as with regard to construction and location quality are therefore applicable. However, significant volumes of funds are still being channelled into real estate investments because interest rate levels are currently at an all-time low and also because there is a lack of other attractive investment opportunities.

However, a distinction has to be made between the various sectors (offices, retail, storage and industrial facilities and residential accommodation). In particular, office markets weakened in the course of 2002, and have not yet recovered in 2003. In most markets, vacancy rates have increased further. Rents are also stagnating or have fallen even further. The main driver behind demand for office premises is gross domestic product ("GDP"), which increased by only 0.1% in the first quarter of 2003 in the EU and in the Euro zone compared with the previous quarter. The situation in the US economy, where GDP increased by 1.4% in the first quarter of 2003 is somewhat better. Despite the poor economic prospects in Europe, investor demand for rented office premises as an alternative to other investments is generally strong. However, such investors have demanding requirements with regard to the length of tenancy agreements and tenant creditworthiness, which means that yields have widened even further.

In general, retail properties used to provide a better yield performance than offices, even if retail sales on average are virtually stagnating in Europe. However, there are major differences between the development in retail volume in the various countries. Whereas for instance in Germany retail sales declined year-on-year for the fifth time in succession in the first quarter of 2003, sales in Sweden and the UK rose strongly compared with the corresponding quarter in the previous year. It is generally expected that demand for prime retail premises will continue to be strong, whereas demand for non-prime retail premises may decline.

In some markets, storage and industrial facilities are also more attractive for investors than offices. This is applicable particularly to portfolios because of the higher level of risk diversification involved. It is generally believed that the trend towards outsourcing and optimizing logistical processes is currently still increasing demand for modern logistics and distribution facilities.

The markets for residential accommodation are by-and-large stable. Although population figures in many countries of the EU are increasing only very slowly or are stagnating, per-capita accommodation area continues to increase as a result of an increasing number of households and improved standards of living.

In principle, the competitive situation in many countries in which Hypo Real Estate Group operates has become more intense. Competition increasingly comes from local banks, which, following many years

of abstinence, are now returning to mortgage lending. However, as a result of its many years of operating experience in the individual countries, established relations with customers and partners, as well as its focus on professionally operated cashflow financing, Hypo Real Estate Group believes that it will be able to successfully face the competition despite a conservative lending policy which has been adapted to the cyclical conditions.

Germany

The German real estate market features a discrepancy between Western and Eastern Germany. In Eastern Germany, there is considerable excess supply; in major cities in Western Germany, the situation is less critical, although there is evidence of downward pressure in all areas as a result of weak economic growth. However, the differences in real estate sales evident in the past have become less significant, and the various sectors were of roughly similar size in the year 2002.

Office market

The office real estate market is currently characterized by falling sales, rising vacancy rates and a sharp decline in rents. Rents in Berlin, Düsseldorf, Frankfurt, Hamburg and Stuttgart have fallen. The office market in Munich, which has been stable for a long time, is now also affected by a noticeable downturn in office rents. A sluggish economy, lower sales, companies relocating abroad as well as the absence of significant growth sectors mean that the trend will continue in 2003. Planned new buildings which will be completed in the course of the next few years are intensifying the excess supply situation. In Eastern Germany, the markets in Leipzig, Dresden and Magdeburg have stabilized at a low level in the first quarter of 2003, as was the case in 2002.

Retail market

The retail sector in Germany continues to be weak. Sales in the first quarter declined by 0.2% compared with the same quarter last year. The picture at the sectoral level is more differentiated: Food discounters are benefiting from the sluggish economy and tight household budgets, whereas textile stores have seen sales fall sharply.

The development in falling sales area productivity corresponds with falling rents. There are again signs of a trend towards clear polarization based on location in 2003. Prime locations are proving to be virtually immune with regard to the development in rents, values and yields. The losers are the non-prime locations, where rents during the past four years have fallen by up to 20%. Vacancy rates and rental problems are now no longer rare occurrences in these locations.

Industry, storage and logistics market

Manufacturing and production facilities have been very much affected by the current weak economy. The market has to contend particularly with excess supply of vacant older hall facilities which are thus difficult to let. The situation is much better in the field of storage and logistics properties. This sector is still experiencing growth. Cross-border trade has increased appreciably in recent years as a result of globalization. This trend is also benefiting from the EU enlargement process. Demand for suitable logistics facilities has arisen as a result of new distribution forms, outsourcing of storage and the outsourcing of logistical processes to specialist companies. Particularly important factors in relation to such premises are of course the infrastructure facilities, for instance proximity particularly to highways and airports.

Residential accommodation market

In Germany, there is evidence of a downturn in the creation of new residential accommodation. This is applicable particularly to rental accommodations. Eastern Germany will probably still be affected by emigration and increasing suburbanization. The losers in this process will be the cities, and in particular the complex housing estates built during the 1970's and 1980's, which are becoming less attractive. It appears inevitable that such accommodations will continue to be demolished, which means that city planners will have to face new challenges. In Western Germany, the market is split in two: Structurally weak regions are affected by increasing levels of vacant accommodation, whereas there is still a shortage of rental accommodation in built-up areas such as Munich, Frankfurt and Stuttgart.

The sluggish economy and uncertainty regarding the future mean that many potential house builders and house buyers are tending to adopt a wait-and-see attitude at present. On the other hand, fears that the government-backed incentive payments for owner occupiers (*Eigenheimzulage*) might be abolished in future are encouraging some potential buyers to decide quickly.

Competition

The traditionally strong competition posed by private banks and public sector financial institutions in Germany is weakening, and margins are starting to rise. This development is attributable mainly to the process of consolidation in the mortgage banking sector, the fact that the major commercial banks are reducing their exposure to mortgage lending and also the fact that state guarantees for regional banks and savings banks will expire in 2005.

France

Investment demand for French real estate continues to be strong. However, for the first half of 2003, rents for commercial real estate have fallen in Paris, albeit to a lesser extent than in other major European cities.

Office market

The weak state of the French economy has also affected the office market. In the region of Paris (Ile-de-France), demand for office premises continued to decline in 2003 compared with 2002; the average level of rents has also fallen. The vacancy rate has increased, although it is still moderate compared with the situation in other major European cities. As far as can be seen at present, there is no need to fear a speculative bubble such as the one that occurred in the mid-1990's. Overall, investment demand in the office market is strong. The market has been strengthened by strategic transfers of large real estate holding companies by way of sale-and-lease-back transactions and also by the restructuring of real estate holding companies.

Retail market

The market for retail premises is relatively stable despite the slowdown in the economy. Although activity in the market has declined slightly, prices have remained stable. However, different market segments, (shopping malls, large retail stores, inner-city stores) have experienced different developments. As a result of the official restrictions imposed on the construction of new shopping malls and large area retail premises by the *Loi Raffarin* of 1996, institutional investors have shown strong interest in existing premises which generate good yields. The market for inner city stores has remained stable. Small units are also attractive for investors because of their relatively high yields.

Industry, storage and logistics market

Demand and sales have also continued to decline in the storage and industrial facility market. It is true that rents have remained stable for modern logistics and storage facilities; however, they have fallen at the bottom end of the market.

Residential accommodation market

The French office of statistics INSEE has announced that a slight downturn in the market for owner occupied accommodation is expected. Property developers are expecting that fewer occupied dwellings will be sold and rented in 2003 than has been the case in previous years. The stated reason is the high prices which have risen strongly during the past four years. However, rents and purchase prices in the Paris region will probably continue to rise this year. Approximately 17% of the entire residential real estate in France is located in the Ile-de-France; nevertheless, accommodation in this region continues to be in short supply.

Competition

Competition on the French real estate market can be split into German funds and local institutional investors with low leverage, who pay low margins to "traditional" lenders (mortgage banks, CDC Ixis,

Natexis, CFF, CA), and Anglo-Saxon investors who aim to achieve high leverage and who pay high margins to more specialized lenders (Royal Bank of Scotland, Eurohypo, Aareal, Soc Gen).

United Kingdom

In the UK, there is still investor demand for real estate. On the other hand, tenant demand for virtually all commercial real estate sectors is weak. The exceptions in this respect are large retailers in shop-in-shop concepts and shopping centres.

Office market

In London, tenant demand for office premises has declined further. Vacancy levels have risen accordingly. For the first quarter of 2003, the vacancy rate in the City of London was running at 10% to 12%. However, it must be kept in mind that these unoccupied premises are virtually all office premises, which are no longer consistent with modern requirements. Moreover, many unoccupied premises are still let to tenants, although the tenants are searching for subtenants. Top rents in the city of London are still falling, as is the case with rents in South East London. Investor demand for high quality premises let on a long-term basis is strong. Low yields are also accepted for office premises, which, for instance, are let to government or local authorities.

Retail market

Although retail sales rose in 2002, rents in many inner cities fell in the first quarter of 2003, particularly in non-prime locations and smaller cities. On the other hand, shop-in-shop concepts with large-area retail stores and shopping centres have benefited. Retailers are acting very cautiously: Whereas some of the major retail chains are expanding, others are withdrawing from the market or downsizing. There is also evidence of significant M&A activity in the retail sector. Top yields have fallen further, and are currently running at around 6%.

Industry, storage and logistics market

Top rents have remained stable in the market for industry, storage and logistics property. Demand is strong particularly in the logistics sector. Yields have also remained stable, at around 8% in the year 2002 and in the first quarter of 2003.

Residential accommodation market

Average real estate prices rose strongly throughout the country in 2001 and 2002, and the average increase is now expected to be lower in the year 2003. This was evident in lower rates of growth at the end of 2002. Indeed, particularly at the upper end of the market, rents and prices for apartments and houses have declined. Top rents and top prices have already fallen particularly in London. Following the very strong increase in prices seen in recent years, a further downturn may now be starting.

Competition

The real estate markets in the UK are still characterized by fierce competition. HBOS, Royal Bank of Scotland and Eurohypo are very active. The recently established CMBS houses, e.g. Merrills/ Rothschilds and Bear Stearns, are also starting to attract business.

USA

The US real estate markets have experienced very different developments during the past two years. Interest rates are lower than they have been for a long time. If this development continues, healthy debt service margins can be achieved.

Office market

Since 2001, there has been evidence of an overall downturn in most major office markets as a result of weakening demand. In general, it can be said that those office markets which benefited most from the new economy boom have now been hit by the sharpest downturn in rents. This is applicable parti-

cularly for the West coast. Although vacancy rates are rising, values of good quality office premises which have been let on a long-term basis have remained stable as a result of strong investor demand. The shortage of new buildings will restore the market equilibrium in the future. Strong demand for office premises is currently evident only in the capital, Washington D.C. The market in Washington D.C. is balanced because of the relatively constant demand by the government authorities.

Retail market

The retail sector in the USA is having to contend with weak sales and poor consumer confidence, although only as far as luxury products are concerned. On the other hand, rents in shopping centres for local supplies, primarily for daily needs and food, have risen slightly. Accordingly, at present such retail premises are particularly popular with investors in the USA.

Industry, storage and logistics market

The vacancy rate in the industry real estate market rose slightly in 2002, and was running at approx. 9.5% at the end of 2002 (US average), which is the highest level seen since 1996.

Residential accomodation market

In recent years, prices of residential accommodation have risen sharply in the USA, particularly as demand has risen due to low mortgage interest rates. However, there are signs that this rise is now coming to an end. Most owner-occupied accommodation is mortgaged. As a result of lower interest rates, many Americans have rescheduled their mortgages and have borrowed further funds on the basis of the higher property values. If house prices collapse, this would, to a wide extent, challenge bank security.

Competition

There is fierce competition for high quality mortgage lending. Life insurers and quasi-government organizations, such as Fannie Mae, also operate in the field of conventional mortgage lending for high-quality residential accommodation. Institutional class-A office properties continue to attract investment banks as candidates for large commercial MBS credit portfolios.

Principles and procedures of lending policy

Hypo International

General information

Approvals for granting loans are generally subject to a system of competences; this system is detailed in a set of competence rules. Responsibility for approving loans is related to the competence value – irrespective of the borrower and the value of the security securing the loan. The competence value is based on the amount of the loan and the related currency as well as any derivative risk positions.

The loan decision is based on the German minimum requirements applicable to the lending operations of credit institutions ("MaK"); this means that the front-office *(Marktseite)* as well as the back-office *(Marktfolge)* cast their vote and that each lending decision is taken by at least two persons. This principle of separation is to be found throughout all competence stages, including the board of directors.

The risk guidelines and the guidelines applicable for extending loans comply with the Irish requirements and also with the relevant local statutory requirements. Compliance with these requirements in the lending procedure is subject to monitoring by the Irish and the relevant local supervisory authority, and is also reviewed at regular intervals by independent auditors of Hypo International. KPMG acts as the external auditor of Hypo International.

The key elements in the principles applicable for extending loans consist mainly of the self-financing ability of one or several properties (cashflow orientation), the certified value of the property backed by appropriate expertise, the flexibility, marketability and suitability for other applications of the property as well as an assessment of the credit rating of the tenant or tenants and of the borrower and the borrower's company background. All elements are combined to form a uniform analysis, with due consideration being given to conservative to worst-case future scenarios.

The loans granted by Hypo International are generally backed by security, which may consist for instance of mortgages, pledges of borrower's shareholdings or assignment of lease receivables. Financial covenants are also agreed.

Assessment of credit rating at Hypo International

In the process of granting loans, Hypo International takes account of internal multi-stage rating instruments, which consider the internal credit rating assessment of the customer and the shareholders behind the customer, as the borrowers are usually newly founded and pure property companies. The specific characteristics of the property, the customer's market experience and also the individual financing structure are further key elements of the rating. The purpose of the credit rating assessment aggregated in this way is to enable a categorized decision to be taken in relation to the creditworthiness of a customer and also to provide a plausible proposal for the feasibility of a loan. Regular reviews of credit rating assessments also enable risks to be recognized at an early stage, the risk content of the portfolio to be identified and accordingly enable standard risk costs to be defined over a period of time.

The internal rating system of Hypo International classifies debtors and transactions using the following ten categories:

Credit rating class	Definition
1	Excellent
2	Very good
3	Good
4	Relatively good
5	Satisfactory
6	Relatively weak
7	Weak
8	Loan at risk, no bad loan charge set aside for a specific loan
9	Loan at serious risk, with bad loan charge set aside for specific loan
10	Liquidation, entirely or partially irrecoverable

Monitoring the loan exposure

The entire loan portfolio of Hypo International is regularly and closely monitored. Aspects, which are monitored several times a year include: punctual arrival of interest payments and principal repayments, payments made by the tenant in accordance with contractual obligations, qualitative and quantitative progress achieved by construction in the case of loans granted to finance new property as well as designated use of funds, compliance with the contractually stipulated financing ratios such as debt service coverage or loan-to-value, tenant quality, rental status, sales status, as well as compliance with financial covenants, etc. External and in certain cases also official information is used for identifying potential counterparty risks. Every year, the file is reviewed by the person responsible for taking decisions in relation to the loan so that an assessment can be made not only based on the above factors but also based on balance sheet ratios and the development in the value of the property which has been financed. This arrangement guarantees that regulatory requirements are satisfied, risks which occur are recognized at an early stage and counter measures can be adopted and implemented.

A risk parameter which is identified in this way (e.g. failure to rent the property, cuts in rental payment, building delays, increases in construction costs, deterioration in the tenant rating, macro-economic problems, deteriorations in the micro-situation or the state of the property, change of management at the borrower, failure to comply with financial covenants, etc.), depending on the estimated extent of the risk, may result in a loan being placed on an internal watch list. A loan which has been placed on the watch list is subject to precise checks and a more intense level of monitoring so that the action which has been adopted can be implemented together with the customer. If the risk is no longer applicable, the loan is taken off the watch list. On the other hand, if the risk remains constant or deteriorates, further action is taken, where necessary unilateral action by Hypo International. This is accompanied by a deterioration in rating.

A loan is only terminated and enforced when all other attempted solutions and measures have been unsuccessful.

Bad loan charges and loan write-offs

At Hypo International, a bad loan charge is set aside if a partial or complete loan loss is expected. This is for instance the case if there is a significant deterioration in the customer's financial situation and if the customer materially fails to meet his payment obligations when due. The extent of a bad loan charge for such a problem loan is calculated on the basis of an analysis of the overall loss risk; due consideration is given in particular to the value of the security which has been granted as well as the borrower's financial situation. The bad loan charges may be equivalent to part of the loan or to the entire loan. Any bad loan charges which may be necessary have to be submitted to the relevant competence stage.

Bad loan charges are written back when the financial problems of the customer which resulted in the charges being originally set aside are no longer applicable or when the recovery process has been successfully completed. If the liquidation procedure for the loan is not successful or only partially successful, or when the security which has been granted has been sold, any outstanding amounts are written off.

WürttHyp

General information

Approvals for granting loans are generally subject to a system of competences. Responsibility for approving loans is related to the amount of the loan – irrespective of the borrower and the value of the security securing the loan.

The loan decision is based on the MaK. The front-office *(Marktseite)* as well as the back-office *(Marktfolge)* cast their votes. This segregation is applicable up to the level of the management board.

At WürttHyp, the risk guidelines and the guidelines applicable for extending loans comply with the relevant statutory requirements (German Mortgage Bank Act, German Banking Act). Compliance with these requirements in the lending procedure is reviewed at regular intervals by independent auditors of WürttHyp and is monitored by the BaFin.

At WürttHyp, the key elements in the principles applicable for extending loans are the sustainable value of the real estate against which a mortgage charge is to be entered and the assessment of the borrower's credit rating. Both elements are combined to form a uniform analysis. WürttHyp defines a lending value in accordance with sections 11 and 12 German Mortgage Bank Act. In the case of mortgage loans, the security provided for the loans granted by WürttHyp consists of a mortgage (*Grundpfandrecht*) on the real estate.

Assessment of credit rating at WürttHyp

WürttHyp takes account of its internal assessment of the credit rating of a customer in the process of granting loans. The purpose of the credit rating is to enable the relevant decision to be taken with regard to the creditworthiness of the customer and thus to provide a sound basis for decisions regarding the granting of loans. The purpose of the credit rating is also to permit early recognition of risks, to identify the risk content of a portfolio and to be used as the basis for stating standard risk costs.

The internal credit rating system of WürttHyp classifies borrowers and transactions in ten classes (see "— Hypo International — Assessment of credit rating at Hypo International"). Depending on the type of business, customer groups as well as the expected liability, there are different internal rating procedures which take account of the respective circumstances.

Monitoring the loan exposure

The entire loan exposure at WürttHyp is closely monitored, some of the reasons being the need to guarantee the applicable competence thresholds as well as compliance with regulatory credit limits. Information provided by the Bundesbank is also used for identifying potential counterparty risks. According to the *Kreditwesengesetz* (German Banking Act), every German credit institution must

submit quarterly notifications to the Bundesbank regarding the total amount of loans in excess of € 1.5 million granted to individual borrowers or groups of borrowers. The total figures are forwarded by the Bundesbank to the individual banks, so that these banks are notified of the total amount of loans of other banks granted to individual borrowers or groups of borrowers.

The loans granted by WürttHyp, which represent coverage for the mortgage bonds and public sector bonds, are reviewed every two to three years by the BaFin. This review comprises an investigation into the current status of the new loans entered in the coverage register, the valuation methods which have been used and the compliance of such methods with the statutory requirements. The most recent coverage stock audits for mortgage lendings and public sector lendings at WürttHyp were carried out for the period between 1 September 1999 and 30 June 2001 and established that WürttHyp complied with the statutory requirements.

Borrowers are placed on an internal watch list at WürttHyp for various reasons, e.g. if payments are not made when due or if exceptional income items are used for balancing operating losses. A customer who has been placed on the watch list is subject to precise checks and a more intense level of monitoring so that WürttHyp is able to develop measures for dealing with this customer.

If a customer becomes insolvent despite the fact that a restructuring strategy has been attempted, the restructuring unit at WürttHyp transfers responsibility for the loan to the liquidation unit after it has prepared a report containing all necessary information. The liquidation unit then attempts to collect the amounts which are still outstanding in relation to the loan, and in particular by way of selling the security which has been provided.

In general, WürttHyp aims to work together with the borrower in order to support the borrower in his efforts to overcome his financial difficulties. A loan is only terminated and enforced when all other solutions have been unsuccessful.

Bad loan charges and loan write-offs

At WürttHyp, a bad loan charge is set aside to cover a loan loss if a partial or complete loan loss is expected. This is for instance the case if there is a significant deterioration in the customer's financial situation, if the customer continuously and materially fails to meet his payment obligations when due, and in particular after a restructuring plan has been agreed, or if insolvency proceedings are instituted in relation to the customer's assets. The amount of bad loan charges at WürttHyp for problem loans is generally calculated in relation to a specific case on the basis of an analysis of the overall loss risk; due consideration is given to all circumstances, and in particular the value of the security which has been granted as well as the borrower's financial situation. The bad loan charges may be equivalent to part of the loan or to the entire loan.

Risks in the field of mortgage lending are constantly monitored at WürttHyp. Bad loan charges are generally written back when the financial problems of the customer which resulted in the charges being originally set aside are no longer applicable.

At WürttHyp, after bad loan charges have been set aside and after the liquidation process has been completed without success, the loan is written off. In rare cases, loans are written off without a prior bad loan charge having been set aside.

Hypo Germany

The principles and procedures applicable for extending loans at HRE Bank are detailed in the following, as WestHyp is expected to be merged with HRE Bank on 3 November 2003.

General information

Approval for the extending of loans is generally subject to a system of competences which are detailed in a set of competence rules. Responsibility for approving loans depends to a large extent on the competence value, comprising mainly the extent of the loan and the value of the security granted, as

well as the competence extent, which also considers the credit rating of the borrower. All loans at HRE Bank have to be approved by at least two members of staff with the corresponding specialist qualifications and experience necessary for extending loans. Front-office *(Marktseite)* as well as back-office *(Marktfolge)* are segregated in accordance with the minimum requirements applicable for the lending operations of credit institutions (MaK). In the case of certain exposures which are less than € 5 million, the exceptional rules adopted by the management board of HRE Bank within the framework of the MaK permit an exception to be made with regard to such segregation of voting. The competence rules define the maximum extent of loans which can be approved by specific persons/committees. On the basis of a sliding scale, loans in excess of a certain amount are approved with the involvement of the loan committee or the loan committee and the overall management board on the basis of a vote by front-office *(Marktseite)* as well as back-office *(Marktfolge).*

The risk guidelines and the guidelines applicable for granting loans at HRE Bank comply with the statutory requirements (*Hypothekenbankgesetz* HypBankG — German Mortgage Banking Act, *Kreditwesengesetz* KWG — German Banking Act). Compliance with these requirements in the lending procedure is reviewed at regular intervals by independent auditors and is monitored by the BaFin.

In the future procedure applicable for extending loans, and in particular the procedure which will be applicable after the restructuring phase, not only the credit-worthiness rating of the customer but also the cashflow- and value-oriented approach will be a major element, i.e. the amortization of the loans is based on the cashflows of the premises which are financed. HRE Bank uses the assessment of the reliable long-term income generated by real estate financing (with due consideration being given to location, type of use and quality of tenancy agreement) in conjunction with the statutory regulations as the basis for defining a lending value for the property. The security provided for loans granted by HRE Bank consist to a large extent of mortgages on real estate.

At HRE Bank, small loans are assessed by selected members of staff using a standardized method. For loans in excess of the small loan limit, a market and lending value report is prepared by certified real estate experts.

In general, loans at HRE Bank are extended after the lending value has been established.

Credit rating assessment at HRE Bank

HRE Bank links its procedure for granting loans to an internal assessment of the customer's credit rating. The purpose of assessing the customer's credit rating is to enable the relevant decision to be taken with regard to the creditworthiness of a customer and thus to provide a sound basis for decisions regarding the granting of loans. The internal credit rating assessment system of HRE Bank classifies borrowers in ten classes (see "— Hypo International — Credit rating assessment at Hypo International").

For real estate customers, the procedure for assessing credit ratings comprises an analysis of management, balance sheet/assets and prospects, giving due consideration to forward-looking factors as well as financial reporting data.

Monitoring the loan exposure

The entire loan portfolio of HRE Bank is monitored in accordance with the regulatory requirements. If indications of potential problems or risks occur in relation to specific loans (so-called early-warning signals), these loans are put on a special watch list and are monitored intensively. In this phase of intensive monitoring, various measures (e.g. more intense contact with the borrowers) are used to attempt to develop possible solutions on the basis of fundamentally sound information. If these attempts initially fail, the affected loans are transferred to the special care of the restructuring and liquidation unit.

The loan exposure is transferred in a structured form, and in principle before it is necessary for bad loan charges to be set aside. The restructuring and liquidation unit consults the person responsible for taking decisions in relation to a particular loan and specifies whether a loan can be restructured or whether it will have to be liquidated. Where necessary, external experts, e.g. auditors and manage-

ment consultants, are also involved in developing and implementing the particular restructuring or liquidation concept. If the restructuring strategy is unsuccessful for restructuring loans, the person responsible for taking decisions in relation to the particular loan is consulted and a liquidation strategy is defined.

The aim of every restructuring strategy is to ensure that principal repayments are restored on a sustainable basis and to ensure that the loan can be returned to the lending unit. The aim of the liquidation strategy is to terminate the loan agreement by collecting amounts which are outstanding in relation to the loan primarily by way of enforcing security which has been granted.

In general, HRE Bank aims to work together with the borrower in order to support the borrower in his efforts to overcome his financial difficulties. A loan is only terminated and enforced when all other solutions have been unsuccessful.

Every two to three years, the BaFin carries out an audit of the coverage stock which is used as cover for the mortgage bonds and public sector bonds. The mortgage-backed loans together with the corresponding mortgage rights are listed in detail in the coverage stock. With the audit of the coverage stock, the supervisory authority aims to obtain a picture of the mortgage bank's lending policy in the field of coverage business, and also aims to form an assessment as to whether lending business is handled properly and whether the formal requirements applicable to coverage have been met. The audit of the coverage stock in particular comprises a check of the current status of the new loans entered in the coverage register, the methods of valuation which are used and the extent to which these methods comply with the statutory regulations. The recent coverage stock audits for mortgage and public sector lendings at HRE Bank and its predecessor institutions (Bayerische Handelsbank Aktiengesellschaft, Nürnberger Hypothekenbank Aktiengesellschaft, Süddeutsche Bodencreditbank Aktiengesellschaft) have been held for the periods 30 June 1998 to 31 December 2001, 31 December 1998 to 31 December 2001 and 30 June 1999 to 31 December 2001; the audits have established that the statutory requirements have been substantially satisfied.

Bad loan charges and loan write-offs

At HRE Bank, a bad loan charge is set aside to cover a loan loss if a partial or complete loan loss is expected. This is for instance the case if there is a significant deterioration in the customer's financial situation, if the customer continuously and materially fails to meet his payment obligations when due, and in particular after a restructuring plan has been agreed, or if insolvency proceedings are instituted in relation to the customer's assets. The amount of bad loan charges for problem loans is generally calculated in relation to a specific case on the basis of an analysis of the overall loss risk; due consideration is given to all circumstances, and in particular the value of the security which has been provided as well as the borrower's financial situation. The bad loan charges may be equivalent to part of the loan or to the entire loan.

Bad loan charges are written back when the financial problems of the customer which resulted in the charges being originally set aside are no longer applicable.

At HRE Bank, after bad loan charges have been set aside and after the liquidation process has been completed without success, the loan is written off. In rare cases, loans are written off without a prior bad loan charge having been set aside.

If talks have been held with the customer, and if HRE Bank subsequently assesses that payments can be expected from borrowers within the next four to six years, flags are set up as a reminder function for every account of a borrower so that the loan is reviewed again after the specified period.

If principal repayment charges have been set aside in relation to a loan, bad loan charges are also immediately set aside in relation to any overdue interest payments.

Risk control

As part of their business activities, the operating companies of the Hypo Real Estate Group are exposed to a wide range of risks, and a great deal of emphasis is placed on controlling and monitoring such risks. In line with supervisory regulations and international recommendations, the Hypo Real Estate

Group has organized independent functional segregation of both activities in each company right through to the level of the management board. Operational risk control in the Hypo Real Estate Group is primarily the responsibility of the individual companies which belong to the group and the responsibility of their committees, which have remained in virtually unchanged form from the existing tried-and-test risk control processes after the spin-off. However, in certain areas of risk control, where it is essential or advisable for a uniform arrangement to be applied throughout the group, the Company aims to enforce specifications at the level of the Hypo Real Estate Group for the individual companies which belong to the group.

For this purpose, there is a central risk controlling facility in Hypo Real Estate Holding; this function is responsible for defining uniform standards and methods for measuring risk throughout the group. It notifies the management board of Hypo Real Estate Holding with regard to the aggregated risk position of the Hypo Real Estate Group and allocates risk capital throughout the group. Committees have been set up for the purpose of group-wide risk management. These committees regularly assess the Company's positions on the capital and credit markets, impose limits and where appropriate make recommendations in the interests of the group. At the level of Hypo Real Estate Holding, the Hypo Real Estate Group also organizes projects for improving risk control. Accordingly, all banks are involved in preparations for implementing the future Basle II requirements.

Every company in the group also has an equally independent internal audit function, which audits all areas of the banks at regular intervals. Uniform standards from Hypo Real Estate Holding are also specified for the group in this field.

WürttHyp

Risk-aware business policy

The risk-aware business policy of WürttHyp focuses strategically on foreign mortgage financing and capital markets business. The company's risk policy concentrates on business segments and products with an optimum risk/return ratio as well as a low-risk exposure. The latter aspect is also reflected in the company's policy of consistently avoiding exposure to market risk result. Risks are also minimized by a policy of diversifying new financing business over several countries and sectors as well as by way of active portfolio management. Risks are also limited by way of outplacement.

In order to implement its risk policy, WürttHyp has developed a comprehensive risk control system which also complies with external requirements, for instance requirements arising from the German Corporate Control and Transparency Act (*Gesetz zur Kontrolle und Transparenz im Unternehmensbereich*, the "KonTraG"). With this system, risks are recognized at an early stage, analyzed, monitored and managed.

Structure and tasks of risk control

In the same way as the organization of WürttHyp, risk control is characterized by clearly defined responsibilities and clear communication channels. This arrangement guarantees efficient communication of knowledge regarding existing risks and the handling of such risks.

The processes in risk control, the consequences to be drawn from the results and the relevant responsibilities are clearly defined and set out in the organization manual of WürttHyp. Consistent functional segregation in line with the Minimum requirements applicable for the conducting of trading of credit institutions (*Mindestanforderungen an das Betreiben von Handelsgeschäften*, the "MaH") is guaranteed throughout all levels of the hierarchy. The functions front-office *(Markt)* and back-office *(Marktfolge)* in accordance with the MaK are also precisely segregated in the field of mortgage financing business. Internal auditing as well as institutionalized risk controlling is the direct responsibility of the management board. The existing structures and instruments which are used enable due consideration to be given to the extent, complexity and risk content of the business conducted by WürttHyp.

Tasks of risk controlling

Most of the tasks of risk-oriented overall bank control are to be found in the field of risk controlling. This includes identification and analysis of risks, constant measurement and monitoring of such risks as well as monitoring of the parameters used for measuring risk and result (e.g. interest curves or volatilities). The bank's risk control facility also comprises active management of risks by way of ex-ante definitions of control parameters, such as risk costs in the calculation of individual trades or ad-hoc control as required, for instance by way of outplacement of transactions. A further major component of risk controlling is the aggregation of individual risks to identify an overall bank risk and compare this overall bank risk with the risk-bearing capability of the bank.

The bank has a powerful risk control system as a result of permanently developing and improving its methods, instruments and systems. This system fully complies with the extensive requirements specified by the BaFin. In addition, it enables any potential risk to be recognized at an early stage so that a suitable response can be initiated. Prompt and direct provision of information to the risk-bearing entities is extremely important in this respect.

Risk categories and risk inventory

At WürttHyp, risks are classified under the categories of counterparty risks, market risks and liquidity risks, operational risks as well as other risks such as real estate valuation risks, business risks or strategic risks.

The bank devotes the highest priority to management of substantial risks. However, due care is also given to management of other risks; for instance, the bank constantly monitors political and legal developments as well as developments in the field of tax law and assesses the impact of such developments on risks.

Knowledge of the overall bank risk situation is an essential requirement for risk control focussing on the overall bank. A risk inventory identified, categorized and operationalized all risks of WürttHyp in the year 2002. The individual risks were classified on the basis of a five-point scale in accordance with their probability of occurrence as well as their impact on the bank's net worth, financial and earnings situation. All heads of department at WürttHyp and the managing directors of the subsidiaries as well as further specialists from the specialist areas were involved in this risk inventory. The risk inventory did not identify any increased level of risk in any of the risk categories.

The individual risk categories are considered in greater detail in the following:

Counterparty risks

Counterparty risks are losses which may occur as a result of the default of a counterparty or as a result of deterioration in the credit rating of a counterparty. Counterparty risks can be sub-classified into credit rating risks, country risks and settlement risks.

Credit rating risks

In the course of planning new lendings, due consideration is given to credit rating risks by way of diversification involving structuring on the basis of client groups, products and markets. With standard risk costs, the calculation process for new lendings comprises a price component adjusted to the level of expected risks. The extent of these risk premiums depends on the particular client group, the risk class determined by way of internal rating approaches as well as further parameters.

The overriding aim of the processes in loan administration and lending decision-making is to minimize risk. Compliance is essential with all of the documented process stages without exception.

A ten-point rating procedure has been used to classify the entire loan portfolio. Constant exposure checks with regular reviews of internal ratings allow risk movement in the portfolio to be recognized

promptly. If a borrower fails to meet his contractual obligations, suitable action is initiated immediately and bad loan charges are set aside. Secondary risks, for instance tenant ratings for assessing the security positions for rented premises, are also continuously monitored.

Country risks

Country risks are defined as risks which result from transfers via or from other countries or which result from the convertibility of other currencies. Such risks may occur if for instance counterparties in loan, security or derivative transactions are domiciled in another country or if the underlying instrument of a derivative is based in another country. WürttHyp has limited country risks in documented instructions. In general, transactions should only be conducted with those countries whose rating is at least AA (no-risk countries). In the case of countries with a rating of less than AA, regulations designed to minimize the country risk must be defined with regard to the counterparty, flow of payments and derivative underlying.

Settlement risks

In capital market and derivative transactions, settlement risks are minimized by means of limits of various hierarchy stages (global limits, individual limit per counterparty, etc.). The extent to which such limits are utilized is monitored on a daily basis. In particular, the limits applicable for derivatives that are marked to market are subject to same-day reporting to the management board. Any instance of a limit being exceeded by more than 10% must be approved without delay by the management board.

Market risks

Market risks are defined as unexpected losses which the bank might incur for its positions as a result of changes in prices on financial markets. Market risks can be broken down into interest rate risks, foreign exchange risks and share price risks.

A standard value-at-risk approach has been chosen for quantifying the market risks which are relevant for WürttHyp. Value-at-risk quantifies the loss which will not be exceeded with a probability of 99% if market price changes occur in a period of ten trading days during which a security is held. The methods which are used are back-tested to establish their reliability. Regular stress and worst case scenario calculations enable statements to be made with regard to the extent of the most negative result which is just realistic as a result of changes to market prices.

Interest rate risks

The most significant market risk for WürttHyp is the interest rate risk. This risk is established every day from the overall position of the bank as part of the lending/funding control facility, and is compared against the specified limit. The limit approved by the management board and supervisory board is not permitted to be exceeded. Any losses incurred during the year directly reduce the extent of the limit. The overall management board as well as the "Capital Market and Treasury" unit are informed daily with regard to the risk situation and the extent to which limits are utilized. The interest risk position is discussed extensively in the weekly meetings of the management board.

Risk ratio of the BaFin

As is the case with all mortgage banks, WürttHyp is also required to report its interest rate risks monthly to the BaFin. For this notification to be submitted to the supervisory authority, it is necessary to establish how the cash value of the relevant bank position changes if the current interest curve is moved up or down by 100 basis points to a level parallel to the current rate curve. The changes in results established in this way are then considered in relation to liable capital in accordance with section 10 KWG. In the year 2002, the annualized average of this risk ratio for the bank amounted to 1.7 %, and was accordingly again significantly lower than the defined limit of 10 %. The average figure for the first half of 2003 was 1.6 %. In line with the bank's internal control model, the interest-free funds are included in the process of calculating the risk ratio with a theoretical maturity of between one and ten years.

Foreign exchange risks and share price risks

In the same way as limits have been set for the interest rate risk, limits also exist for foreign exchange risks. Because of the restrictions applicable to shareholdings as a result of mortgage bank law, share price risks are not relevant.

Liquidity risks

The overriding aim of any liquidity management system is to ensure that a company is solvent at all times. Market-related liquidity risks are controlled by means of strict limitations applicable to the permissible markets and transactions. For daily liquidity control, WürttHyp has adequate access to short-term liquidity on the money market with a wide range of banks with a good rating and by way of participating in transactions designed to control money supply within the framework of the system of the European Central Bank (the "ECB"). Liquidity risks are reduced by a liquidity planning system which is differentiated on the basis of time and subject area. The requirements specified in Principle II of the KWG are fully satisfied. Stress and worst case scenarios are also set up for liquidity risks. It is assumed that, if the market suffers a development which is negative for WürttHyp, it will not be possible for open positions to be closed for several days, or it will only be possible for open positions to be closed on the basis of unfavourable conditions for several days.

Operational risks

Operational risks are defined as risks of unexpected losses or reduced earnings due to personnel reasons, human error, organizational, technical, sales- and product-related problems as well as ambient and environmental factors.

Comprehensive rules have been set up for the variety of operational risks; these rules are applicable in all areas of the bank. Examples of such rules are instructions regarding data protection and data security, guidelines applicable in the event of fires and operating emergencies, compliance rules and rules regarding the new product development process or the operating emergency manual with clear regulations concerning the management of emergencies, e.g. fire, power failures or the destruction of buildings.

The risk inventory which has been carried out focussed on the operational risks. The results of the inventory show that, as a result of the rules which have been set up, the probability of the occurrence of individual operational risks is low, and the impact of such operational risks on the bank's net worth, financial and earnings situation can be considered to be moderate. A database for instances of damage is currently being set up in order to obtain further knowledge regarding the operational risks in addition to the assessments made in the course of the risk inventory.

Other major risks

Other major risks may for instance arise from the fact that assets which are not marked to market on a daily basis may lose a considerable part of their value. For instance, there are risks regarding the adequate market value of land and buildings owned by the bank. These are not monitored daily; instead, they are monitored intensively in line with their risk content.

Other major risk types are business risks and strategic risks. Business risks describe the possibility of a significant and rapid decline in business opportunities with correspondingly lower earnings which might pose a risk to the continued existence of the bank. The business purpose of WürttHyp is to be seen in the field of long-term financing, and the bank's income (unlike the situation at a trading company or industrial company) is not generated out of sales or new business; instead, the income is generated primarily out of interest on the loan portfolio. Accordingly, the bank is only exposed to the above-defined business risk to a limited extent. Strategic risks are closely linked with business risks. Such risks may occur if significant and lasting changes take place with regard to the bank's market position. No further adjustment has been made to the strategy of WürttHyp as part of the reorientation to the Hypo Real Estate Group.

Hypo Real Estate Bank AG

Risk control system

The development of the overall economic situation in general and in real estate financing business in particular demonstrated the necessity of a system for measuring and controlling risks in 2002. The main components of this system are the risk policy guidelines adopted by the company's management and the risk-restricting specifications of the supervisory authorities which form the framework for risk controlling and risk control. The risk control system is complemented by an arrangement whereby the processes are monitored by independent internal auditing. The system, the processes and the relevant infrastructure are documented in the risk manual, which was revised for HRE Bank on the basis of a comprehensive risk inventory in 2002 and which has officially been in force since July 2003.

Tasks and organization

Risk controlling at HRE Bank is the responsibility of the director for finance and internal auditing. The main tasks comprise not only the implementation of all statutory and supervisory regulations but also the independent identification, measurement, analysis and monitoring of all defined risks. The risk monitoring system was considerably improved in 2002 with the expansion of the independent risk controlling unit.

Risk control for the main areas of counterparty risk and market risk is the responsibility of the directors for credit risk control and capital markets. The main tasks in this respect are active shaping of the desired portfolio structure (in general with derivative instruments) and responding to market-, customer- and object-related risk signals. The framework is established by the management board which specifies lending policies, limit structures and allocations of responsibilities.

The task of the new internal audit unit which was set up in 2002 is to pro-actively avoid damage for HRE Bank by way of regular audits of all operating and business procedures – at annual intervals for particularly risky processes. The risk controlling processes, the reports and co-operation with risk control were audited in 2002. In the period before 2002, the tasks of all three predecessor institutions were handled by group internal auditing of HVB AG.

Risk control as part of overall bank control

HRE Bank takes on risk in its business only to a defined extent, and backs this risk with capital in accordance with rules which are uniform throughout the group. The risk is restricted by risk capital and tied core capital which are resources that are in short supply and that are required for the business activities (in accordance with Principle I of section 10 KWG); these are deployed in accordance with yield considerations. Risk capital is a virtual parameter which is derived from the individual risk measurements described in the following in accordance with the value-at-risk approach; it defines the maximum loss of HRE Bank which will not be exceeded during one year with a probability of 99%. In yearly and multiple yearly planning, the probable extent to which the two resources will be utilized is established for the planned business structure.

Risk cover funds are used as a measure of the risk bearing capability of HRE Bank; they comprise shareholders' equity, hidden reserves as well as net income before tax which can be generated on a sustainable basis. In 2002, backing by distributed risk capital at HRE Bank amounted to approx. 15%, as was the case last year. Because of the unexpectedly negative economic climate the risk structure has changed to the disadvantage of the counterparty risk.

Measurement and control of the individual risk types

All risk types are measured on the basis of the Hypo Real Estate Group standard. Volume limits were introduced in 2002 for liquidity risk, which to some extent is represented quantitatively in market risk. Strategic risk is measured and controlled qualitatively.

Counterparty risks

Counterparty risks at HRE Bank can be sub-classified into credit risks, settlement risks, issuer risks and country risks.

In the field of mortgage lending business, counterparty risk comprises not only credit rating risk but also and in particular security risk which consists of a possible deterioration in the value of security which has been granted. The lending value as per section 12 HypBankG of the property which has been provided as security is established by experts who specialize in specific regions and who for organizational purposes operate independently of the units responsible for taking lending decisions.

The measurement of credit risk distinguishes between the expected loss and the credit value-at-risk (or unexpected loss). The total defines the maximum loss which will not be exceeded during a year with a probability of 99%. This loss potential is calculated with a statistical model based on historical data.

Counterparty risk in derivative transactions (settlement risk) refers primarily to transactions with OECD banks with a very good rating. This risk calculates with a 99% probability the maximum potential market value losses during the remaining life of the transactions. The issuer risk is established using methods equivalent to those used for measuring the settlement risk.

In view of the regional restriction of business as well as the existence of valuable security, no significant country risk is stated at present.

Monitoring and control of counterparty risks are based on an analysis of risks which have occurred and also on continuous measurement of potential risks. Reliable definition of the loss probabilities of customers and quantification of the proceeds that can be raised by disposing of security provided for premises are extremely important. With regard to instruments for analyzing credit ratings, HRE Bank employs rating methods which are tailored individually to the requirements of special groups of customers or forms of financing; these rating methods allocate each individual customer to a rating class.

The accuracy of these rating methods is regularly reviewed and calibrated with statistical methods for loss probabilities. In order to estimate the proceeds which can be raised by disposing of security provided for premises, HRE Bank continues to work together intensively with the *Verband der deutschen Hypothekenbanken* (Association of German Mortgage Banks) for the purpose of collating and statistically evaluating suitable historical data.

A loan portfolio model was commissioned in 2002. A Monte-Carlo simulation is used for generating numerous macro-economic and micro-economic scenarios and evaluating these scenarios in order to identify potential portfolio losses. The portfolio model also enables the credit value-at-risk to be better calculated than has previously been the case with the analysis of the breakdown of the loan portfolio into property segments, customer sectors, rating classes, countries, regions and maturities. It also identifies the emergence of cluster risks and enables deviations from the intended portfolio structure to be recognized at an early stage. HRE Bank achieves this portfolio structure not only by way of syndication but also by means of securitization measures and credit derivatives. A total credit volume of € 4.36 billion is secured by the MBS-transactions NürnbergHyp 2001-1, HVB Real Estate Bank 2001-1 and Provide-Comfort-2002-1.

Market risk

For the purpose of evaluating market risk, due consideration is given to overall lending business and all own issues, securities held for investment purposes and securities held as liquidity provisions, money market transactions as well as all transactions with derivatives. This process also includes scheduling assumptions for shareholders' equity as well as for the bad loan charges and the effects of non-scheduled repayments. The resultant market risks consist mainly of interest rate risks. Currency risks are hedged apart from fractions, and these risks are accordingly not very significant. HRE Bank does not take on any exposure to equity risks, commodity risks and other price risks.

A uniform value-at-risk approach is used in the Hypo Real Estate Group for daily quantification of the market risk. This approach is based on the minimum requirements applicable for the conducting of trading of the credit institutions (MaH), and calculates a potential loss on the assumption that the position is held for a period of ten days and also on the assumption of a confidence level of 99% for an observation period of 250 working days. The approach takes account of a possible parallel shift and also a possible turnaround in the Euro interest rate structure curve, as this is the currency of virtually all interest rate risks at present. In the year 2003, the approach was fine tuned further, and it is now possible for all existing currencies to be considered individually. As a result of the investment strategy employed by HRE Bank, risks attributable to changes in rating spreads are insignificant.

Risk control is effected by a scheduling committee on the basis of the market risk position established daily by risk controlling; the scheduling committee meets monthly and intensively discusses the future development of interest rates. The committee controls the lending/funding position in line with the risk limit specified by the overall management board, and sets limits for daily positioning in treasury.

Consideration is also given to the 10% escalation limit for market risk in proportion to liable capital specified by the BaFin (for a parallel shift of 100 basis points in the interest rate structure curve). For the whole of 2002, this supervisory parameter was significantly lower than 10%, and was considerably below 5% in the first half of 2003.

Liquidity risk

A distinction is made between liquidity risk, namely the risk of not being able to meet a payment obligation when it becomes due, and refinancing risk, namely the risk of not being able to obtain adequate liquidity when required subject to the expected conditions. The overriding aim of liquidity management is to guarantee that HRE Bank is solvent at all times. For this purpose, the bank has decided that the liquidity position must be at least balanced on the following five days. The short-term liquidity position is accordingly established independently every day, and deductions are applied to measures for procuring liquidity as a conservative measure. Limit compliance is monitored and reported by risk controlling independently of trading.

In order also to enable short-term refinancing needs to be recognized at an early stage, a liquidity forecast extended to cover a period of 90 days is also prepared; this is used as the basis for pro-active liquidity control. For managing structural long-term liquidity, HRE Bank uses a capital expiry statement which is additionally broken down into individual product groups and which thus also permits fine tuning on the basis of market segments. Forecast new lendings are taken into consideration, and this statement is then used as the basis for preparing and adopting an annual funding plan and for monitoring implementation of the plan on a monthly basis. HRE Bank closely follows the Basle liquidity management specifications for implementing these extensive measures.

For short-term funding, HRE Bank enjoys adequate access to the money markets. HRE Bank also holds extensive liquidity provisions, which can be used for the monetary policy operations of the system of the ECB or which can be provided to the repo market. The bank's good liquidity situation is also demonstrated by the relevant Principle II parameter, which in June 2003 was 2.18 and thus considerably higher than the minimum defined figure of one.

Jumbo mortgage bonds with their special credit rating and liquidity are the main instrument used for medium-term and long-term refinancing operations. The implementation of commercial paper and debt issuance programs has enabled HRE Bank to respond even more rapidly and in a more flexible manner on the market. The bank also plans to carry out future outplacement measures as true sale transactions and thus to generate long-term liquidity.

Because the bank operates in very liquid markets and products, the refinancing risk does not play a significant role. The rating of the bank will be a particularly important factor for the purpose of obtaining liquidity in future.

Operational risk

Risk controlling of HRE Bank is an active member of the Hypo Real Estate Group-wide "Basle II Project" for implementing the requirements, which have not yet been completely defined. The aim is to set up an enclosed regulating system of risk identification and assessment, risk handling and monitoring. This will require an organizational and risk-policy framework for operational risk control, quantitative and qualitative information for risk identification and evaluation and for assessing the effectiveness of risk handling measures. HRE Bank has started to set up a loss data history, to use specific risk assessment and also to develop the organizational framework; it has thus laid the foundation for further expansion of the system.

Risk is established with an actuarial model, which for the first time has been extended to include a quality factor which reflects process and control quality at HRE Bank. Initial success in 2002 has already been reflected in a 14% reduction in risk capital.

In 2002 and also in the first half of 2003, no significant risks such as EDP crashes or major losses as a result of process errors occurred in the field of operational risk.

In all units of HRE Bank, operational risk is managed by way of continuously improving process and control quality. In 2002 and in the first half of 2003, HRE Bank was not exposed to any particular risks as a result of numerous changes in legislation and court decisions. Where necessary, current changes in legislation and court decisions are implemented promptly.

Business risk and risks arising from the bank's own real estate holdings and investment portfolio risk

HRE Bank defines business risk as the maximum possible negative variance of net income with regard to the expected figure during a period of one year within a confidence level of 99%. Reasons for such variances are unforeseen downturns in business volume and/or margin, caused by a deterioration in market conditions (for instance a further slowdown in the climate in the construction industry in 2002) or unexpected competitive pressure. The risk is measured once every year for planning purposes, based on historical income and cost volatilities, with due consideration being given to the corresponding correlation. In 2002, the risk capital for the business risk of HRE Bank increased by approx. 18% compared with last year – due to an increase in volatility. HRE Bank is combating this risk by analyzing customer behaviour, the competition and administration costs, suitable focus of sales activities as well as consistent cost management.

The risk of the bank's own real estate portfolio is defined as the potential loss arising from fluctuations in the market value of this portfolio, and is also established using a value-at-risk approach. The basis used for calculating this risk are the market values of the properties as well as the fluctuations in market value in specific regions established on the basis of internal and external historical data. The risk calculation also covers holdings of real estate outplaced to subsidiaries (incl. rescue purchases), and the system accordingly takes account of portfolio effects attributable to regional distribution.

Investment portfolio risk is also defined as the potential loss attributable to fluctuations in the market value of the investment portfolio of HRE Bank. Apart from the indirect holding in FGH Bank, whose risks are determined similar to HRE Bank and WestHyp, there are no significant investments in the portfolio. The risk of these minor investments is calculated via a general approach using volatilities from annual average prices of suitable sector indices. The management board of HRE Bank is responsible for management of the bank's own investment portfolio. The bank's own real estate holdings have been transferred to the subsidiary Ragnarök Vermögensverwaltungs KG (shareholding 94%). The wholly-owned subsidiary ImmoTrading GmbH is responsible for management of the bank's own real estate holdings.

Strategic risk

Strategic risks are currently the main challenges in an economic environment which is subject to extremely rapid changes. The risk of not adequately assessing the development of the market for professional real estate financing as well as internal management errors in implementation (e.g. unattractive products or inadequate change management) are the main reasons behind company crises and insolvencies.

Strategic risks are not recorded by quantitative methods; on the contrary, HRE Bank aims to minimize such risks by way of intensively monitoring the national and international situation, constantly reviewing its own strengths and weaknesses and also by incorporating the results in its ongoing strategy process. In management therefore, a key role is played by the ability to respond to structural changes promptly and in an innovative manner and also to subject HRE Bank internally to a constant benchmarking process. Strict cost discipline and improving the efficiency of processes are also on the agenda in 2003.

WestHyp

All risks of WestHyp are monitored as part of an integrated risk controlling facility. The main risks are market price, counterparty, operational and strategic risks. The management board is notified daily by controlling of all market price risks, and additionally receives a risk report once every month with details in aggregate form of all risk types – and in particular counterparty and strategic risks. In

addition, several risk workshops involving the management board as well as the risk managers and controllers were held in the course of the financial year 2002: Strategic business risks were the main subject considered in the course of 2002. The opportunities and risks afforded by the new business model and the associated shift in focus towards structured capital market business were the subject of very intensive discussions.

With its daily risk reports, the monthly aggregated risk report and the risk workshops held several times per year, WestHyp fully complies with the requirements of the KonTraG.

For operating risk controlling, the details for HRE Bank are applicable by way of analogy.

Hypo Real Estate Bank International

Risk-aware business policy

Sophisticated risk control is increasingly becoming one of the key factors determining success on the market. The underlying conservative risk policy is transaction-related and cashflow-oriented. In order to enable consideration to be given to the wide range of requirements regarding greater transparency in the real estate business, clear opportunity and risk profiles of markets, premises, tenants and cashflows are some of the key components of profitability analysis and real estate valuations.

In the past, it has been possible for the risk inherent in portfolios of international lendings to be kept at a very low level by way of active management. The best demonstration of this claim is that no significant losses have so far been recorded in international business.

This risk-aware business policy will continue in Hypo International. Risk policy features concentration on clearly defined areas of business and products with an attractive risk/return ratio as well as a deliberate policy of avoiding exposure to the result of market risk. Risks are also minimized by diversifying new lendings over several countries and sectors and also by way of active portfolio management. Risks are also limited by way of outplacement.

In order to implement risk policy, a comprehensive risk control system which also meets external requirements is being developed in Hypo International. This system will be used for early recognition, analysis, monitoring and control of risks.

Structure and tasks of risk control

Risk control features clearly defined responsibilities, clear communication channels and predefined processes. This guarantees that knowledge of existing risks is communicated efficiently and handled appropriately, and also guarantees responsibility for implementation and consequences which can be addressed to specific persons without any doubt.

Consistent functional segregation between front-office *(Mark,* sales) and back-office (*Marktfolge)* consistent with the minimum requirements applicable for the conducting of trading of credit institutions (MaH) is guaranteed throughout all levels of the hierarchy. For instance, the central credit department as well as the internal real estate experts and quality management (responsible for portfolio management, design and compliance with credit processes) are allocated to the back-office *(Marktfolge).*

The credit process comprises three key stages for new lendings and also for regular resubmission of existing lendings:

- Initial credit processing at local country level with appropriate market and legal competence: Detailed transaction description and analysis, extensive discussion of identified risk fields, comparison of the opportunity/risk profile. If the overall assessment is positive, the case is forwarded to the central credit department with senior competence function.
- Subsequent processing by the central credit department: Further assessment of the opportunity/risk profile, plausibility check of details and analyses and where appropriate correction, analysis extended to include risk fields from overall portfolio aspects. If the overall assessment is positive, the case is forwarded to the competence committee.

The central credit department is broken down into three units, whereby each unit features several clear country responsibilities. The underlying idea of this arrangement is to achieve synergy in the form of centres of competence in the case of countries which for instance have similar legal frameworks or comparable business approaches, and also to permit greater transparency and comparability of country risks in these centres of competence.

- Credit decision subject to a committee manned by representatives from front-office *(Markt)* as well as back-office *(Marktfolge)*

Internal auditing and institutionalized risk controlling, both of which report directly to top management, round off structure and procedure organization which takes account of the extent, complexity and risk content of business conducted by Hypo International.

For operational implementation of overall risk-oriented bank control, the group-wide standard methods detailed in the information concerning WürttHyp and HRE Bank are applicable by way of analogy. Only the requirements applicable for monthly reporting of interest rate risks to the BaFin specific for German mortgage banks are not applicable.

Real estate

As of 30 June 2003, the companies in which the Hypo Real Estate Group holds a majority stake owned developed real estate covering a total site area of approx. 387,400 m^2 (usable floor space, approx. 313,600 m^2) and undeveloped real estate covering a total site area of approx. 345,000 m^2 (incl. rescue acquisitions). The real estate consists primarily of investment properties. A small part of the real estate is used by companies of the Hypo Real Estate Group for their own activities. Significant parts of the real estate are held by real estate companies established for this specific purpose.

Employees

At the effective time of the spin-off Hypo Real Estate Group (incl. FGH Bank) is expected to employ approx. 1,650 persons, of whom approx. 1,300 or approx. 80% will be employed in Germany. Most German employees at the Hypo Real Estate Group are covered by national wage agreements and similar agreements. These will continue to be valid after the spin-off has been completed.

After the spin-off, the companies of the Hypo Real Estate Group will no longer remain in the frame agreements or group agreements of the HVB Group. The Hypo Real Estate Group intends to sign separate frame agreements with the corresponding partners (e.g. insurance companies, HVB pension fund, etc.). The pension schemes and pension guidelines which exist for current employees will be taken over unchanged by the Hypo Real Estate Group.

There are no plans for stock options program to be introduced at Hypo Real Estate Group at present. However, some members of the management board and employees of some Hypo Real Estate Group companies still hold restricted employee shares or restricted shares of HVB AG.

During the past three years, no work stoppages or strikes with a significant impact on earnings as a result of collective wage bargaining negotiations or any other reasons have occurred at the various locations of Hypo Real Estate Group.

The following tables set out the expected number of employees at Hypo Real Estate Group at the effective time of the spin-off, as well as the average number of employees at the Hypo Real Estate Group (excl. trainees) broken down over business units for the years ending on 31 December 2002, 2001 and 2000:

Unit	When spin-off becomes effective
Hypo International	250
WürttHyp	177
Covered by collective wage bargaining	108
Not covered by collective wage bargaining	69
Hypo Germany (excl. FGH Bank)	1,042
Covered by collective wage bargaining	615
Not covered by collective wage bargaining	427
FGH Bank	153
Hypo Real Estate Holding	32
Total	**1,654**

Unit[1]	2002	2001	2000
WürttHyp	183	200	210
Covered by collective wage bargaining	111	125	135
Not covered by collective wage bargaining	72	75	75
Hypo Germany (excl. FGH Bank)	1,012	974	1,040
Covered by collective wage bargaining	602	616	690
Not covered by collective wage bargaining	410	358	350
FGH Bank	166	180	189
Total	**1,361**	**1,354**	**1,439**

1) Employee figures of Hypo International for the years 2000 to 2002 are not representative due to the restructuring processes which have taken place.

The employees affected by the spin-off are employed in individual companies whose legal identity will not be affected by the spin-off. Accordingly, no transfer of enterprise will take place in accordance with section 613 a of the German Civil Code (*Bürgerliches Gesetzbuch*, "BGB"). The employment contracts signed with the individual employees will accordingly continue to exist in unchanged form. The spin-off also does not have any impact on the employee's protection against dismissal.

Some employees will move from HVB AG to the companies of the Hypo Real Estate Group on the basis of individual contracts. This is also applicable for employees at the international locations. Personnel planning at WürttHyp is not affected by the spin-off, and it is accordingly not expected that the personnel structure will be subject to major changes. Hypo Germany plans to reduce its workforce roughly by one half in the course of the next few years.

Investments

The following table provides an overview of the investments carried out during the past three financial years by companies belonging to the Hypo Real Estate Group:

Description of investments	Financial year ending 31 December				
	2003 (unaudited)				
	planned 1.7.-31.12.	effected 1.1.-30.6.	2002	2001	2000[2]
			(in €)		
Equity participations[1]	0	1,000,000	15,154,000	0	6
Intangible assets	6,000,000	1,000,000	28,000,000	18,000,000	0
Land and buildings	718	2,000,666	5,000,000	39,287,037	209,587,797
Operational and office equipment	1,081,367	2,459,722	9,907,391	9,255,543	1,196,190
Total	**7,082,085**	**6,460,388**	**58,061,391**	**66,542,580**	**210,783,993**

1) Not including internal transfers of equity participations which take place as part of the spin-off and restructuring process
2) Without HRE Bank because of the merger in the year 2001

Investments (excl. financial investments) of approx. € 14 million are planned for the current financial year 2003. Of this figure, approx. € 6 million have already been invested as of 30 June 2003. It is planned that the following figures will be invested: Approx. € 6 million in intangible assets and approx. € 1 million in operational and office equipment. Of the planned investments, approx. 90% are expected to be invested in Germany, and the remaining 10% are expected to be invested outside Germany. It is contemplated that the planned investments will be mainly debt financed.

Litigation

Legal proceedings HRE Bank

Several legal proceedings have been pending since July and September 2001 in connection with the merger between Süddeutsche Bodencreditbank Aktiengesellschaft and Nürnberger Hypothekenbank Aktiengesellschaft to form Bayerische Handelsbank Aktiengesellschaft in 2001, the name of which was changed to HVB Real Estate Bank Aktiengesellschaft following the merger. Since 13 March 2002, these procedures have been combined into a single procedure for the purpose of obtaining a joint decision at the district court *(Landgericht)* Munich I. These legal proceedings were initiated by former shareholders of Süddeutsche Bodencreditbank Aktiengesellschaft and Nürnberger Hypothekenbank Aktiengesellschaft in order to achieve an improvement in the exchange ratio of the shares affected by the merger for their benefit. If the court were to fix a more favourable exchange ratio in favour of the petitioners, compensation would have to be provided by HRE Bank in the form of an additional cash payment.

At the date of the merger, HVB AG was also a shareholder of Süddeutsche Bodencreditbank Aktiengesellschaft and Nürnberger Hypothekenbank Aktiengesellschaft. At the date of the merger, it held a 55.19% interest in Süddeutsche Bodencreditbank Aktiengesellschaft, and an 85.78% interest in Nürnberger Hypothekenbank Aktiengesellschaft.

Although HVB AG is not one of the petitioners in these legal proceedings, a court ruling in such a legal proceeding is legally effective with regard to all affected shareholders. HVB AG has accordingly notified HRE Bank that it will waive its entitlement to enforce its potential claims arising from the court ruling regarding the shares which it held at the time of the merger. There is no certainty as to the overall amount of additional compensation which might have to be paid by HRE Bank to the former shareholders of Süddeutsche Bodencreditbank Aktiengesellschaft and Nürnberger Hypothekenbank Aktiengesellschaft as a result of the legal proceedings. Provisions have been set up only with regard to the costs of the legal action.

Squeeze-out HRE Bank

At the request of the main shareholder, DIA GmbH, the shareholders' meeting of HRE Bank on 26 May 2003 resolved to transfer the shares of the minority shareholders of HRE Bank to DIA GmbH in accordance with the procedure designed for squeezing out minority shareholders. On the basis of this resolution, the shares are transferred against a cash settlement of € 21.00 paid by DIA GmbH for each bearer share of HRE Bank. The resolution was entered in the commercial register for HRE Bank on 3 September 2003. All shares of the minority shareholders have accordingly been transferred to DIA GmbH. The cash settlement was paid to the minority shareholders on 17 September 2003. Within a period of three months after the announcement that the squeeze-out has been entered in the commercial register, the affected shareholders may institute legal proceedings in order to assess whether the cash settlement is appropriate. Such a legal proceeding has already been commenced. If the competent court issues a final ruling specifying a higher cash settlement, a corresponding increase to the cash settlement will be paid to all shareholders whose shares were transferred to DIA GmbH as a result of the transfer resolution. No provisions have been set up at HRE Bank to cover such a contingency.

Litigation FGH Bank

Litigation concerning matters of tax law are pending between FGH Bank and several of its subsidiaries on the one hand and the State of the Netherlands on the other hand: The State of the Netherlands has brought action against FGH Bank and other affected companies concerning payment on the grounds of possible infringements of tax law regulations in connection with the sale of several companies. In connection with this litigation, tax litigation is also pending between FGH Bank and the State of the Netherlands regarding the tax deductability of provisions set up for the aforementioned litigation. In the case of loosing both actions, the Company expects a total financial risk of up to € 100 million.

The parent company of the vendor, which sold FGH Bank in 1998 to the former Bayerische Vereinsbank AG, has warranted certain compensation payments in connection with the afore-mentioned litigation to the purchaser in the purchase agreement of 1998 for the case that the actions are lost.

In 2001, HVB AG as the legal successor of Bayerische Vereinsbank AG transferred its shareholding in FGH Bank to HRE Bank. HRE Bank intends to sell FGH Bank to Rabobank after the spin-off has been completed. For this case, it is envisaged to sign an agreement whereby the parent company of the former vendor will in future indemnify Rabobank and FGH Bank with regard to disadvantages resulting from the afore-mentioned law suit. If FGH Bank is not sold in accordance with the letter of intent, and if the shares are therefore not transferred to Rabobank as originally contemplated, the risk of a negative outcome of these actions may materialize to the disadvantage of Hypo Real Estate Group. Although the parent company of the vendor of FGH Bank in the agreement of 1998 provided HVB AG with a contractual indemnification from a negative outcome of the aforementioned litigation at FGH Bank, the parent company of the vendor might consider the spin-off as a reason not or not entirely to meet its contractual obligations with regard to FGH Bank and HVB AG. The negative outcome of the litigation might then in the end have to be borne by FGH Bank and the Hypo Real Estate Group.

With the exception of the above, there are no court or arbitrational proceedings, which might have a substantial effect on the financial situation of the Company or which have had a substantial effect on the financial situation of the Company in the past two financial years.

Trademark protection and patents

An application to register the word and the symbol "Hypo Real Estate" as trademarks in favour of HRE Bank has been submitted to the respective trademark registers in Germany and internationally. Some entries have already been made, and it is expected that other entries will be recorded as soon as possible. In order to ensure that the Hypo Real Estate Group is able to use the name components "Hypo", "Real Estate" or "Hypo Real", HVB AG, Hypo Real Estate Bank International, HRE Bank and the Company have signed a corresponding agreement regarding the co-existence of these name components; this agreement will become effective when the spin-off is entered in the commercial register.

HRE Bank has also obtained injunctions against the currently registered owners of certain domain names, which HRE Bank would like to use, prohibiting the use of such domain names. HRE Bank is attempting to have these domain names registered for itself.

The Company does not have any patents and has not applied for the registration of any patents at present. It is not dependent on a specific trademark (including any of the above-mentioned trademarks) or any other intellectual property rights.

Insurance

The companies of the Hypo Real Estate Group have taken out insurance, which is usual and customary in the industry in order to cover certain risks. In the opinion of the Company, adequate insurance protection has been taken out for the companies of the Hypo Real Estate Group.

The activities of the Company's essential operational subsidiaries, the banking business and especially the mortgage bank business, are subject to state supervision. The actual way in which supervision is structured depends on the type of banking operations conducted. While a German credit institution can in principle engage in all possible types of banking operations and offer all types of financial services based on the universal banking principle that applies in Germany, certain types of specialized credit institutions are subject to additional, separate regulations; at the same time, however, these regulations do restrict special banking operations to such specialized credit institutions. For example, mortgage banks are permitted to issue mortgage bonds, which are considered especially secure. Universal banks, which are not mortgage banks, are barred from engaging in that form of refinancing.

Some of the essential aspects of bank supervision are described in the following.

Supervision of banking operations

European Union

Supervision of banking operations is exercised in the European Union by the supervisory authorities of the respective member states. However, the national supervisory regulations have been harmonized by way of EU directives that have been implemented in the member states. This harmonization relates especially to the conditions that must be met in order to be authorized to do business, to the capital required to ensure adequate solvency for the purpose of covering counterparty and market risks, including those on a consolidated basis, to requirements pertaining to management and shareholders, and to enforcement of the freedom to provide services in the member states. Thus, it is ensured that banks authorized in one EU member state can also engage in banking operations in other EU member states. The mortgage bank business is regulated under European law only to the extent that mortgage banks are subject to the general regulatory framework; there are not yet any provisions of European law that relate specifically to the mortgage bank business.

Germany

Banking operations

The requirements pertaining to the conduct of banking operations are set forth in the German Banking Act. In addition, there are other specialized laws that contain more detailed regulations pertaining to specific types of banking operations. They include in particular the German Mortgage Bank Act, which will be discussed separately later on.

A business license is required in order to conduct banking operations. The scope of banking operations includes, among others, deposit and lending operations, custody operations, giro and e-money operations, and underwriting operations. Enterprises that conduct banking operations are referred to as credit institutions. Although the mortgage bank business is specially regulated, mortgage banks are also credit institutions subject to the German Banking Act whose activities include deposit and lending operations and which thus require a business license. Based on transitional regulations, banks that have conducted banking operations before licensing requirements were laid down do not need an explicit license to continue their banking operations; in that sense their license is considered to be granted. For that reason, an explicit license was not required for WürttHyp, HRE Bank, and WestHyp as German subsidiaries of Hypo Real Estate Holding.

Supervisory authorities

In Germany, the BaFin and the Deutsche Bundesbank are responsible for banking supervision.

On 1 May 2002, the BaFin was established as the consolidated successor of the former offices for banking supervision *(Bundesaufsichtsamt für das Kreditwesen, the "BAKred")*, insurance supervision *(Bundesaufsichtsamt für das Versicherungswesen)*, and securities supervision *(Bundesaufsichtsamt für den Wertpapierhandel)* and belongs to the portfolio of the Federal Ministry of Finance. The purpose of the BaFin is to guarantee compliance with the supervisory standards by the enterprises subject to supervision. It issues the business license and oversees the business activity of the supervised enterprises. It also performs consumer protection functions. Moreover the BaFin is entitled to issue regulations on the basis of the German Banking Act for the purpose of more precise execution of specific provisions, if the Federal Ministry of Finance is authorized to issue such regulations and that authority has been conferred on the BaFin.

For the purposes of banking supervision, the BaFin cooperates with the Deutsche Bundesbank. The principal duty of the Deutsche Bundesbank is to oversee compliance with the key financial data prescribed for banks by collecting and analyzing periodical and other reports from the banks. As a rule, the BaFin must issue regulations in agreement with the Deutsche Bundesbank.

Capital adequacy requirements

In order to meet their liabilities to their creditors, banks must have adequate own capital funds. While the German Banking Act itself provides a detailed definition of what elements of capital components can be considered own capital funds and to what extent, the so-called Principle I regulates what amount of own capital funds must be present. Principle I is currently an official announcement by the former BAKred that lays down the administrative principles for determining whether an adequate amount of own capital funds is present. The content is essentially based on the recommendations of the Basle Committee on Banking Supervision concerning capital adequacy. According to this Principle I, counterparty and market risks must be covered with own capital funds.

A bank's own capital resources comprise the liable capital and the Tier III capital. The liable capital in turn consists of the core (Tier I) capital and the supplementary (Tier II) capital. Liable capital may be used both to cover counterparty risks and to cover market risks, whereas Tier III capital essentially can be used only to back market risks. The distinction between core, supplementary, and Tier III capital reflects the different suitability of these types of capital in terms of their loss-covering potential. Core capital has the greatest loss-covering potential and thus can be used to cover all risks without restriction. In contrast, supplementary capital can be considered only up to the amount of the core capital when calculating the liable capital. At the same time, the considered supplementary capital can consist of longer-term subordinated liabilities only up to 50% of the core capital. For the hedging of market risk positions, the total of the Tier III capital and the share of the supplementary capital that is not required to cover risk assets (risk assets are essentially balance sheet core capital assets, liable capital off-balance sheet transactions, swap and forward transactions, and option rights) may not exceed 250% of the core capital that is not required to cover risk assets.

At a bank with the legal form of a stock corporation, the core capital, which largely corresponds to the bank's on-balance sheet equity capital, comprises (i) the paid-up capital stock excluding preferred shares, (ii) capital reserves, (iii) retained income reported in the bank's annual financial statements, (iv) net income reported in the audited interim accounts insofar as they are not appropriated for anticipated profit distributions or tax charges, (v) special items for general banking risks pursuant to section 340g of the German Commercial Code (*Handelsgesetzbuch*, the "HGB"), (vi) to the limited extent applicable to so-called innovative capital instruments the assets contributed by silent partners if they satisfy certain conditions named in the German Banking Act, including subordination in the insolvency of the credit institution and participation in its losses, and (vii) the net earnings shown in the balance sheet insofar as their allocation to reserves has been approved. In calculating the core capital, balance sheet losses, certain intangible assets (including going concern value), certain shareholder loans that are not granted at market terms, and adjustment items specified by the BaFin must be deducted.

Supplementary capital is defined as (i) prudential reserves for general banking risks pursuant to § 340f of the German Commercial Code, whereby that amount may not exceed 4% of the total book value of certain debts and securities, (ii) preferred shares, (iii) capital paid in consideration of participation rights (*Genussrechtsverbindlichkeiten*) that satisfy certain conditions set forth in the German Banking Act, including subordination in the insolvency of the credit institution and participation in its losses, (iv) long-term subordinated liabilities with a term of at least five years that satisfy certain conditions named in the German Banking Act, including subordination to all creditors in the insolvency of the credit institution, (v) certain revaluation reserves, and (vi) reserves pursuant to section 6b of the German Income Tax Act (*Einkommensteuergesetz*) in the amount of 45% if they satisfy certain conditions named in the German Banking Act. The BaFin can dictate the deduction of adjustment items for the supplementary capital as well. Furthermore, the German Banking Act stipulates that certain participating interests in credit and financial services institutions and certain other items be deducted from the total liable capital (core and supplementary capital).

The Tier III capital capital comprises (i) short-term subordinated liabilities with a term of at least two years that satisfy certain conditions named in the German Banking Act, and (ii) the pro rata income that would result if all trading book positions were closed out, minus all foreseeable expenses and distributions and the anticipated losses from the banking book that would arise upon liquidation of the bank.

In order to hedge the counterparty risk, the ratio of a credit institution's liable capital to its risk assets at the end of each business day may not be lower than 8%. This value is referred to as the solvency ratio. In order to calculate the definitive value of the risk assets, their basis of assessment is first determined. With balance sheet assets, the basis of assessment essentially corresponds to their book value, whereby certain adjustments are made. These risk assets are then divided into six broad categories of relative credit risk, to each of which a weighting percentage is assigned depending on the abstract creditworthiness of the debtor or the type of security for a risk asset (0%, 10%, 20%, 50%, 70%, and 100%; whereby the 70% weighting that applies to building society loans is virtually meaningless for the Hypo Real Estate Group). Next, the basis of assessment of each balance sheet asset is multiplied by the weighting percentage. The result is the definitive credit risk amount to be backed with liable capital. In the case of off-balance sheet transactions such as guarantees and documentary credits, after the basis of assessment is determined its value is reduced in accordance with its risk classification depending on the type of instrument (20%, 50%, and 100%). In the case of swaps and other financial derivatives, a so-called credit equivalent amount is determined in accordance with the marking-to-market or original exposure method, since they have no book value under the German accounting standards of the German Commercial Code. They are then assigned to the credit risk categories like the balance sheet assets and multiplied by the corresponding weighting percentage.

Moreover, the German Banking Act stipulates that credit institutions also cover market risks with adequate capital. Market risk positions comprise overall currency, commodity, and trading book risk positions. In determining trading book risk positions, the distinction between transactions assigned to the bank's trading book and transactions conducted as part of commercial banking operations that are assigned to a banking book is important. A bank's commercial account comprises (i) securities, money market instruments, foreign exchange or units of account, derivatives, and negotiable debts and shares that the bank holds in its own portfolio for resale or that are assumed by the bank in order to make short-term use of existing or expected differences between purchase and selling prices or price and interest rate fluctuations to achieve trading profits on its own behalf, (ii) positions and transactions to hedge market risks of the trading book and associated refinancing transactions, (iii) transactions (which are not undertaken by the Hypo Real Estate Group), (iv) claims in the form of fees, commissions, interest, dividends, and margin payments directly connected to positions of the trading book, and (v) securities lending, loans, and comparable transactions from positions of the trading book. Banks must formulate criteria for the inclusion of transactions in their trading book, which must be communicated to the BaFin and the Bundesbank. The banking book consists of all transactions that are not assignable to the trading book. At each day's close of business, the total credit risk amounts of the market risk positions and, under certain preconditions, of the separately calculated option transactions may not exceed the difference between the liable capital and an amount equal to 8% of the risk-weighted assets increased by the amount of Tier III capital. In calculating the own capital backing for market risks, a bank can use the standard method provided for in Principle I or, with the consent of the BaFin, its own appropriate risk models. When calculating the trading book risk positions, a distinction is made between market risks (interest rate risk and stock price risk) and counterparty risks of the trading book.

The capital adequacy rules must be observed not only by the credit institution and its subsidiary credit institutions on an individual basis, but also by the banking group as a whole or, if the group is not headed by a bank, but rather by a financial holding company, by the financial holding group. The companies of the Hypo Real Estate Group constitute a financial holding group. Within the meaning of the German Banking Act, the bank that is responsible for the capital adequacy of the financial holding group is the one designated the senior credit institution of the group either pursuant to the German Banking Act or based on the designation by the BaFin. The BaFin has designated WürttHyp as the senior institution for the Hypo Real Estate Group. To fulfill its obligation, WürttHyp may, however, exercise an influence over enterprises belonging to the group only insofar as this does not contravene general corporate law.

Capital requirements according to Basle II

Since the existing provisions relating to credit risk amounts only provide a very generalized method that does not consider the individual creditworthiness of the debtor, the Basle Committee on Banking Supervision at the Bank for International Settlements has developed new capital requirements through the "Basle II" project, which constitutes the most important part of that project and which is intended to be incorporated into national law by 2006 and then to enter into force beginning in 2007. Besides the

new calculation of credit risk amounts, these new capital requirements also provide for the capital backing of operational risks for the first time. With respect to the trading book, certain changes relative to the currently applicable legal situation are proposed, although they are of only limited significance to WürttHyp, HRE Bank, and WestHyp, which are all non-trading-book institutions. Among the elements that remain unchanged are the definition of the components of own funds, the limitation of the supplementary capital to 100% of the amount of the core capital, and to a large extent the methods for calculating the market risks.

Basle II provides a Standardized Approach for determining the credit risk, which essentially constitutes a refinement of the currently applicable method, and an internal ratings-based approach, which is in turn divided into a Foundation Approach and an Advanced Approach. In this internal ratings-based approach, the risk components or parameters (i) probability of default by the debtor, (ii) loss given default by the debtor, (iii) exposure at default by the debtor, and (iv) effective time to maturity are of significance in determining the risk amount to be backed. The Advanced Approach differs from the Foundation Approach in that in the Foundation Approach the banks refer solely to their own estimates in determining the probability of default by the debtor, whereas they refer to specifications of supervisory law for the other values. In contrast, in the Advanced Approach banks must develop their own methods to determine all risk components. However, special regulations are provided only for the determination of the effective time to maturity. Risk-weighting functions that incorporate the aforementioned parameters are specified in Basle II for calculating the respective credit risk amount. The amount that is determined in this way, multiplied by the capital ratio of 8% that remains stipulated under Basle II, corresponds to the capital adequacy requirement under supervisory law.

Hypo Real Estate Holding has decided to opt for the Internal Ratings-based Advanced Approach for the banks that belong to the Hypo Real Estate Group since it allows for the most precise determination of the credit risk amount from the risk measurement perspective. Rating methods combined with external support are being developed to determine the probability of default by the debtor. A method for determining the loss given default by the debtor has been formulated on the level of the Association of German Mortgage Banks that is to be applied in the banks of the Hypo Real Estate Group. A method to determine the exposure at default is being developed within the Hypo Real Estate Group. The Hypo Real Estate Group expects that the own capital requirements for counterparty risk will decrease – not least of all because of the structure of the mortgage bank business.

Basle II also provides various methods for determining the capital requirement for operational risks. The banks of the Hypo Real Estate Group will use the so-called standardized approach provided in Basle II. To that end, the banks' activities are being divided into eight different business lines to which a so-called Beta Factor is assigned, based on the risk exposure of the respective business line and as stipulated under supervisory law. This factor is multiplied by the average annual gross earnings of the corresponding business line. The respective products from gross earnings and the beta factor are added and result in the overall capital requirement for the operational risk. A further precondition for use of the standardized approach is that each bank have a damaging event database, the so called Operational Risk Data Basis, in which the incurred losses are recorded. Accordingly, the banks of the Hypo Real Estate Group will deploy an Operational Risk Data Basis.

Liquidity requirements

The German Banking Act also stipulates that each credit institution invest its resources in such a way that adequate liquidity is guaranteed at all times. According to Principle II, which provides further clarification of the liquidity requirements, banks must calculate one liquidity ratio and three observation ratios at the end of each calendar month. Each of these ratios is the quotient of the funds to the corresponding payment obligations for one of four short-term periods of up to twelve months. The liquidity ratio that reflects the period from payable on demand to one month may not be smaller than one.

Provisions on lending

Lending activities by credit institutions are restricted in order to avoid exposure to excessive risks and to avoid excessive concentrations of risk. To that end, there are quantitative provisions, which address the amount of exposures, and qualitative provisions, which deal with lending practices. Within the meaning of the provision that apply here, exposures are defined not only as bank loans in the traditional sense, but also all balance sheet assets, derivatives (with the exception of short positions in option

transactions) and guarantees assumed in respect thereof, and other off-balance sheet transactions, i.e. all positions and transactions that can be subject to a counterparty risk. The definition of borrower extends to borrower entities consisting of affiliated individuals or legal entities or trading partnerships. There are exceptions and weighting alleviations for large-scale loans, which resemble the rules for risk-weighted capital adequacy.

The quantitative regulations are regulations on large exposures and million loans. The permissible scope for the granting of large-scale loans depends on the level of the lending institution's own capital. A large exposure exists for a non-trading-book-institution if its exposure to one borrower amounts to or exceeds 10% of its liable own capital. The institution must report such a large exposure to the Deutsche Bundesbank on specific dates for the respective previous quarter. The individual limit for large exposures is 25% and the overall limit for large exposures is eight times the liable capital of the bank. The total exposure to a borrower may not exceed the large exposures limit and the total sum of all large exposures may not exceed the overall limit for large exposures without the consent of the BaFin. If those limits are exceeded, that must be reported to the BaFin and to the Deutsche Bundesbank, regardless of whether the BaFin has granted its consent. If the limits have been exceeded, the excess amount must be covered by liable capital. If both limits are exceeded simultaneously, then only the higher of the two excess amounts must be covered by liable capital.

The provisions of the German Banking Act limiting large exposures also apply to a credit institution group and a financial holding group on a consolidated basis. The question of whether enterprises that belong to a group have aggregately granted a large exposure or whether the aforementioned upper limits are complied with is determined on the basis of an aggregation of their own capital, including the shares of other partners and the loans to a borrower if the borrower-specific overall position for one of the enterprises belonging to the group equals or exceeds 5% of its liable capital. Since it is no longer possible after the spin-off to aggregate the total capital resources of the former HVB Group for the purposes of calculating the large exposure limits on a group level, but only the capital resources of the new Hypo Real Estate Group, the large-scale loan limits for the Hypo Real Estate Group will also be lowered to that extent. This can mean that large exposures that were within the large exposure limits applicable to the HVB Group would exceed the limits applicable to the Hypo Real Estate Group, and for that reason a restriction of the business activity of Hypo Real Estate Group becomes necessary for those cases. In its capacity as senior institution of the Hypo Real Estate Group within the meaning of the German Banking Act, WürttHyp is responsible for the reporting obligations for the purposes of supervision of the consolidated group.

Million loans, which are loans with a volume of € 1.5 million or more, must be reported to the Deutsche Bundesbank on a quarterly basis. The reason for this provision is the need to make it possible to determine whether borrowers are taking out million loans from several banks and thus to better evaluate the counterparty risk of said borrowers. This is important especially if borrowers build up considerable debt volumes without being large-exposure borrowers. For this reason, the law stipulates that the Deutsche Bundesbank is required to notify the reporting enterprises if it turns out that a borrower has been granted million loans by several enterprises.

The qualitative provisions include provisions on so-called loans to managers, under which loans may be granted to certain individuals or legal entities closely affiliated with the lending bank only under special preconditions, such as on the basis of a prior unanimous resolution by all managers which must be placed on record, and in principle only at market terms. The BaFin can also set upper limits for such loans. Such a loan granted to an individual in disregard of these provisions must be repaid irrespective of agreements to the contrary unless all managers and the bank's supervisory board subsequently consent to the granting of the loan. In the event that such a loan is granted contrary to the provisions, the managers can be held liable for the damages incurred thereby if there is evidence of negligent action.

Also of practical significance is the provision whereby an exposure totaling more than € 250,000.00 can be granted in principle only if the bank has obtained disclosure of the borrower's economic situation. The BaKred expressed its opinion on this point on numerous occasions, especially in a 1998 circular in which it provided an overview of the basic requirements that apply to disclosures of the borrower's economic situation. In the past, the observance of such provisions presented problems in particular if borrowers refused to comply with the banks' request that they disclose their economic situation. The BaFin requires that in such cases an existing loan commitment even be terminated if necessary.

At the end of 2002, in reaction to the rising bad loan charges in lending operations, the BaFin formulated minimum requirements for lending operations by credit institutions ("MaK") in a circular, which were intended to improve the quality of internal lending processes. According to the MaK, the management of a bank is required to establish a strategy for lending operations that reflects the bank's ability to bear risks, the initial business policy situation, and an assessment of the risks associated with lending operations. The MaK also establishes requirements for how lending operations are organized, with particular emphasis on a separation between the areas that initiate operations and that have a vote in loan decisions (front-office – *Markt*) and the areas that have an additional vote independent of the market when it comes to loan decisions (back-office – *Marktfolge*), including proxy situations. According to the MaK, independent monitoring of the risks on the portfolio level and independent reporting are to be carried out outside the front office. Furthermore, requirements are set forth with respect to the processes of loan processing (the granting and further processing of loans), controls on loan processing, intensive service functions, problem loan processing, and risk provisioning. Banks are required to establish meaningful risk classification methods. Finally, banks must establish methods for the early identification of risk potentials in lending operations (methods for early detection of risks), for the management of such risks (loan risk management), and for monitoring the risks arising from lending operations (loan risk controlling) in accordance with the nature, scope, complexity, and risk content of the operations. Although the MaK entered into force upon its publication in 2002, the implementation thereof is being phased in over the course of two stages: Banks are supposed to have implemented the MaK by 30 June 2004. The banks are granted a period running to the end of 2005 to complete adjustments to electronic data processing. If the respective requirements are not met prior to the expiry of that deadline, no supervisory measures on the part of the BaFin will be forthcoming.

Reporting and notification duties

In order to allow the BaFin and the Bundesbank to monitor compliance with the German Banking Act and other relevant legal requirements and to obtain information on the financial situation of credit institutions, the BaFin and the Bundesbank require that information be submitted on a regular basis.

Each credit institution must submit, inter alia, the following information to the BaFin or the Bundesbank or to both of them: (i) Immediate notice of certain personnel or organizational changes, the acquisition or sale of 10% or more of the capital or voting rights of another enterprise and certain ex post facto changes, and the commencement or termination of certain non-banking activities; (ii) monthly reports and/or monthly balance sheet statistics, annual financial statements and management reports, and consolidated financial statements if applicable, (iii) the acquisition or sale of a significant participating interest in the reporting credit institution itself (a significant participating interest exists if at least 10% of the capital or the voting rights of the credit institution is held directly or indirectly through one or more subsidiaries or a similar relationship or in conjunction with other persons or enterprises in one's own interest or in a third-party interest, or if significant influence can be exercised over the management of the institution), or an increase or reduction in a significant participating interest that results in the thresholds of 20%, 33%, or 50% of the voting rights or of the capital being reached or exceeded, and the fact that the bank has become or ceased to be the subsidiary of another enterprise as soon as the bank has knowledge of the impending change in said participating relationship, on an annual basis the names and addresses of the holders of significant participating interests in the credit institution, and its subordinate enterprises with registered office abroad and the amount of said participating interests, (iv) on a monthly basis the information needed to review the respective capital adequacy and adequate liquidity and, as noted (v) quarterly notices identifying borrowers of million loans.

Monitoring and sanction options

In order to perform its duty of monitoring the bank sector, the BaFin can demand information on all business affairs and the submission of documents. It can also undertake audits of the institutions without special cause. The annual financial statements of a bank and the audit report prepared by the statutory auditor must be submitted to the BaFin and the Deutsche Bundesbank.

If the BaFin identifies violations of the provisions of the German Banking Act, it can bring influence to bear on the management of a credit institution. If an institution's own capital is inadequate or if the liquidity requirements are not met and the institution has not remedied the situation within a period established by the BaFin, the BaFin can prohibit or limit the distribution of profits and the granting of loans. The BaFin can also take these actions against the senior institution of a bank or financial holding group if the consolidated capital resources of the enterprises that belong to the group are not in compliance with the provisions of law.

If a credit institution is in danger of no longer being able to satisfy its liabilities to its creditors, the BaFin can take measures to avert that danger. In this regard, it may especially (i) issue instructions for the management of the institution, (ii) prohibit the acceptance of deposits and the granting of loans, (iii) prohibit or limit the performance of activities by the management, and (iv) appoint supervisors. In order to avoid the insolvency of an institution, the BaFin is authorized, by way of temporary measures, (i) to issue a ban on sale and payment, (ii) to order the closure of the institution for business with customers, and (iii) to prohibit the acceptance of payments that are not intended for the discharge of the debts owed to the institution. Finally, the business license can be revoked, especially if there is a danger with regard to the credit institution's ability to satisfy its liabilities to its creditors and the danger cannot be averted through some other measure. Furthermore, violations of the German Banking Act can incur penalties and criminal sanctions.

Deposit protection

Pursuant to the German Deposit Protection and Investor Indemnification Act (*Einlagensicherungs- und Anlegerentschädigungsgesetz*), the Association of German Banks, the trade group of German private sector commercial banks, founded a compensation institution named "Entschädigungseinrichtung deutscher Banken GmbH" in order to provide and ensure deposit protection for German private sector commercial banks. The German Deposit Protection and Investor Indemnification Act stipulates that the deposits of an individual depositor at a specific bank and claims arising from securities transactions of a customer at a specific bank must each be guaranteed in the amount of up to 90% of the total amount, but in each case up to a maximum of € 20,000.00. Certain creditors further specified in the German Deposit Protection and Investor Indemnification Act have no right to indemnification. They include in particular other banks, insurance companies, the public authorities, and enterprises and persons affiliated with the bank. The deposit guarantees are financed through contributions from private sector commercial banks to the indemnification fund. WürttHyp, HRE Bank, and WestHyp are members of the compensation institution.

Moreover, the banking sector has voluntarily established various insurance funds to protect deposits. Most private commercial banks, including WürttHyp, HRE Bank, and WestHyp, are participants in the Deposit Protection Fund of the Association of German Banks, which essentially secures liabilities to creditors that are not covered by statutory protection funds up to a specified amount. For example, at HRE Bank a refinancing volume of approx. € 7.7 billion in the form of *Schuldscheindarlehen* (loans evidenced by promissory notes) is secured by this Deposit Protection Fund. As with the compensation institution, liabilities to other banks and to other persons further specified in the articles of association of the Deposit Protection Fund are not covered. The articles of association also contain certain restrictions relating not to specific creditors, but rather to specific types of liabilities. The members are required to furnish certain information to the Association of German Banks and to the Prüfungsverband deutscher Banken e.V. That auditing body conducts its own review of banks in order to reduce the risk of default within the deposit protection system.

Mortgage banks

In addition to the German Banking Act, the German Mortgage Bank Act also applies as a special law to mortgage banks in Germany such as WürttHyp, HRE Bank, and WestHyp. Under that law, mortgage banks are credit institutions governed by private law whose business operations comprise on the one hand lending against domestic real estate and issuing mortgage bonds based on the mortgages acquired (whereby land charges are equivalent to mortgages), and on the other hand granting loans to domestic corporations and institutions governed by public law or against the full guarantee by such a corporation or institution (public sector loans) and issuing public sector bonds, which may also be referred to as public mortgage bonds, on the basis of the claims acquired. A mortgage loan is a loan where repayment is secured by lending against a real property with a real estate lien. They are generally long-term loans. The public sector loans issued by a mortgage bank to the public sector are also referred to as direct government loans, in contrast to the indirect government loan, which refers to the acquisition of public sector bonds on the market.

The mortgage bonds issued by mortgage banks to refinance mortgage and public sector loans are characterized by their especially high security, which the German Mortgage Bank Act aims to ensure in three ways: (i) By limiting the business scope of mortgage banks, (ii) through requirements on the coverage of mortgage bonds through separate assets and regulations on issue limits, and (iii) through the separate treatment of mortgage bond creditors upon insolvency of the mortgage bank.

The business scope of the mortgage bank is limited by specifying that in addition to the principal operations referred to above, a mortgage bank may conduct only certain other operations that are explicitly named in the German Mortgage Bank Act, most of which must be qualified as auxiliary or secondary operations. In this way, mortgage banks cannot undertake risky operations or can do so only to a limited extent. Among these permissible operations are (i) the granting of loans to another member state of the European Union or certain other countries or, under certain conditions, to regional governments and local authorities of such countries, and the issuance of public sector bonds based on the claims acquired, (ii) lending against real estate in Germany or certain other European countries above and beyond the limits applicable for the coverage of mortgage bonds, (iii) lending against real estate situated in certain European countries and the issuance of mortgage bonds based on the mortgages acquired, (iv) the purchase and sale of securities in a bank's own name on behalf of third parties, (v) for the granting of mortgage and public sector loans, the acceptance of third-party monies as interest-bearing or non-interest-bearing deposits, the raising of loans and the creation of security for such loans, as well as the issue of bonds without the coverage prescribed for mortgage bonds or public sector bonds; this is mostly for the refinancing of bridge loans, (vi) under certain preconditions, the conduct of operations pertaining to certain derivatives defined in the German Banking Act, (vii) the safekeeping and management of securities for others, (viii) the management and brokerage, and the approval, in the bank's own name or in the name of third parties and on behalf of third parties, of third-party mortgage loans or public sector loans, (ix) furnishing evidence of the opportunity to enter into agreements on the acquisition, sale, or use of real estate and premises, (x) valuations and location analyses as well as investment and financial counseling, (xi) the handling of collections of bills of exchange, money orders, and similar instruments, (xii) under certain preconditions, the holding of participating interests in enterprises; the total amount of such participating interests may not exceed 20% of the liable capital. As a mixed mortgage bank, HRE Bank, which dates back to 1869, was founded as a commercial bank under the name "Bayerische Handelsbank," and has operated a mortgage department since 1871, may continue to conduct the operations that it conducted pursuant to its articles of association up to 1 May 1898 beyond that date as well, even if they go beyond the described limits on its business scope.

Furthermore, available funds may be employed remuneratively only in specific ways that are further regulated in the German Mortgage Bank Act: (i) through investment with suitable credit institutions, (ii) through the disbursement of a mortgage loan prior to furnishing the mortgage bank with real-estate security, if a suitable credit institution assumes the full guarantee for the loan until that security is furnished, (iii) through the purchase of its own mortgage bonds and public sector bonds, (iv) under certain preconditions through the purchase of (a) bills of exchange and checks, (b) bonds, debt registry claims, Treasury bills, and Treasury notes whose obligors are the German Federal Government, a special fund of the German Federal Government, a state, the European Communities, certain other countries, or banks (this is referred to as an indirect government loan), (c) bonds for which one of the entities indicated in (b) has assumed the guarantee for their payment of interest and principal repayment, and (d) other bonds that are admitted to trading on a regulated market within the meaning of section 2 para. 5 of the German Securities Trading Act (*Gesetz über den Wertpapierhandel*, "WpHG") in certain European countries, (v) through lending on securities in accordance with instructions to be drawn up by the mortgage bank, (vi) under certain preconditions through investment in unit certificates representing assets invested in accordance with the principle of risk spreading. Finally, the acquisition of real estate is permitted only for the purpose of avoiding losses on mortgages and of acquiring business premises and accommodations for employees of the mortgage banks.

In terms of securing mortgage bonds, there are also special provisions on the coverage of mortgage bonds with specific assets (cover assets) (*Deckungsmasse*) and on the so-called issue limit (*Umlaufgrenze*). The total volume of mortgage bonds or public sector bonds outstanding must at all times be covered at their nominal value by mortgages or public sector loans of at least the same amount and with at least the same interest yield (so-called ordinary cover). Since the 4th German Financial Market Promotion Act entered into force in July 2002, the cash value *(Barwert)* of the mortgage bonds must additionally be ensured at all times. Mortgage bonds may be covered only by mortgage loans that cover no more than 60% of the real estate value determined in accordance with the provisions of the German Mortgage Bank Act, the so-called lending value (*Beleihungswert*). In order to determine the lending value, a mortgage bank must issue an instruction on valuation, which must be approved by the BaFin. The only factors that may be considered in establishing the lending value are the permanent attributes of the real property and the income that the real property can yield on a sustained basis to any owner through proper management. Furthermore, the share of mortgages for building sites and incomplete new construction within the total amount of mortgages used to cover the mortgage bonds in total may not exceed 10% of the total amount of mortgages used to cover the

mortgage bonds or twice the liable capital. Since the 4th German Financial Market Promotion Act entered into force, claims from interest and currency swaps and from other derivatives concerning which a mortgage bank may enter into transactions may, under certain preconditions, be used as ordinary cover as long as it is ensured that the claims of the mortgage bank arising from the derivatives cannot be impaired in the event of the insolvency of the mortgage bank or of the other cover assets. The share of these claims arising from derivatives, calculated on the basis of the cash value, may not exceed 12% of the total amount of the cover assets. In some cases the ordinary cover can be substituted by so-called substitute cover. Possible substitute cover assets for mortgage bonds and for public sector bonds are balances with the Deutsche Bundesbank and with suitable credit institutions, whereas other possibilities for mortgage bonds are bonds, debt registry claims, Treasury bills, and Treasury notes whose obligors are the German Federal Government, a special fund of the German Federal Government, a German federal state, the European Communities, certain other countries, or banks, and bonds for which one of those entities has assumed the guarantee for their payment of interest and principal repayment. The substitute cover may not exceed 10% of the total amount of the mortgage bonds and public sector bonds outstanding. Insofar as a real property is lent against above the 60% limit, that share of the mortgage may not be used to cover mortgage bonds; the total amount of all mortgage-secured claims that may not be used as cover for bonds because the 60% limit for the market value of the real property has been exceeded may not exceed 20% of the total amount of mortgage lendings; claims for which other sufficient security exist are not considered in this calculation. For mortgage bonds and public sector bonds, separate cover assets are formed that are recorded in a mortgage or cover register and are monitored by a fiduciary agent appointed by the BaFin. Moreover, a mortgage bank must observe the so-called issue limit. That means that the total amount of a mortgage bank's mortgage bonds and public sector bonds outstanding may not exceed sixty times the liable own capital. For mixed mortgage banks like HRE Bank, the issue limit is forty-eight times the amount of the liable own capital. This regulation concerning the issue limit exists in addition to the requirements of the German Banking Act pertaining to capital adequacy. Public sector loans are secured on the basis of government assets and tax receipts, so that no further provision of security is necessary for such loans.

Finally, the good standing of mortgage bonds is also ensured through special regulations pertaining to the insolvency of a mortgage bank. Although the assets recorded in the mortgage register and in the cover register are part of the mortgage bank's assets, they are not included in the insolvency assets upon the institution of insolvency proceedings relating to the mortgage bank's assets. The insolvency administrator may include such assets in the insolvency assets only insofar as they are not needed to satisfy the mortgage bond creditors. If the cover assets is insolvent or over-indebted, then separate insolvency proceedings are conducted with respect to them at the request of the BaFin. If a mortgage bond creditor suffers default in such proceedings, then he is entitled to assert his claim in the insolvency proceedings relating to the rest of the mortgage bank's assets.

In the summer of 2003, the Federal Government presented a draft law, with the aim of, inter alia, revising the rules applicable for the insolvency of a mortgage bank. The purpose of this draft law is to respond to the creation of new mortgage and mortgage bond laws in other European states and to continue to convince the international capital markets of the high security and quality of the German mortgage bond. For this purpose, it is planned that the existing rules will be replaced by much more detailed regulations. In the draft law, it is envisaged that one or two private attorneys will be appointed by a court to manage the cover assets in the event of the insolvency of a mortgage bank. The draft law provides for the securities entered in the mortgage register and in the cover register to be transferred – also partially – together with the covered mortgage bond liabilities to one or more other mortgage banks willing to take on such securities by way of a partial transfer of assets with the approval of the BaFin. According to this draft law, the private attorney can also hold and handle the securities which have been entered for another mortgage bank on a trustee basis. A further intention is to provide clarity in law that satisfaction of the mortgage bond creditors enjoys priority and that the securities which have been entered only have to be transferred to the insolvency assets if it is evident that these securities are not necessary for cover purposes. 2% cash surplus cover is also specified for the mortgage bond liabilities to be covered; this surplus cover must consist of substitute cover assets and should cover liquidity fluctuations, losses and costs of the private attorney for managing the cover assets. Overall, the planned new regulations are designed to emphasize the security of the mortgage bond, as the rating of the mortgage bond will become even more independent of the rating of the issuing mortgage bank. The implementation of the draft law would accordingly continue to enable mortgage banks to have access to funding on favourable terms by way of issuing mortgage bonds. It is expected that the change to the law will become effective at the beginning of 2004.

Ireland

HVB Bank Ireland, which is to be renamed Hypo Real Estate Bank International, represents Hypo Real Estate Holding in Ireland. Its operations are supervised by the Irish Financial Services Regulatory Authority ("IFSRA").

IFSRA was established by the Central Bank and Financial Services Authority of Ireland Act 2003 with effect from 1 May 2003. IFSRA is a new independent part of the Central Bank and Financial Services Authority of Ireland and is the licensing and controlling authority for all Irish licensed banks, a function that was previously performed by the Central Bank of Ireland. The principal legislation governing the regulation and control of the Irish banking system is the Central Bank Act 1971 as frequently amended, which gives IFSRA similar powers to those of other bank supervisory authorities in Europe, and the Central Bank and Financial Services Authority of Ireland Act, 2003. In addition, the First Banking Directive, the Second Banking Directive and the Consolidated Supervision Directive have been implemented in Ireland by statutory instrument. The relevant legislation contains extensive provisions relating to, inter alia, the granting and revocation of licences with the consent of the Minister of Finance; the obtaining of information from banks; the undertaking of on-site inspections and supervision generally of the activities of banks. As many of the provisions are of a discretionary nature, IFSRA has set down requirements and standards which it uses to guide it in the assessment of applications for licences and in the supervision of the business carried on by banks. These requirements were last revised and updated on 22 April 1998.

Hypo Real estate Bank International has established branches in Italy, Luxembourg, Sweden, and the UK under the European passport procedure; further branches are being established in France, Germany, the Netherlands, Portugal and Spain.

IFSRA has adopted strict criteria in relation to the ownership of licensed banks. In general, IFSRA stipulates that the ownership of banks be vested in one or more banks or other financial institutions of standing or, alternatively, that there be a wide spread of ownership. The Central Bank Act, 1989 gives IFSRA extensive legal powers to limit the acquisition of shares in a bank in excess of 10% of issued share capital.

IFSRA adopted the capital adequacy measures included in the EU Own Funds and Solvency Ratio Directives in 1991. Specifically, IFSRA stipulates a solvency ratio based on the relationship of total capital to risk weighted assets of 8% for each licensed bank (although IFSRA is entitled to stipulate a higher ratio in its discretion). Total capital is defined as the sum of (i) Tier-I capital plus Tier-II capital less certain deductions in respect of items such as goodwill and shortfalls in the market value of investments and (ii) with the prior approval of IFSRA, Tier-III capital. Tier-I capital comprises mainly share capital and reserves, Tier-II capital comprises mainly debt instruments of a capital nature, including subordinated debt having a maturity of at least five years. Tier-III capital is intended to cover risks associated with the relevant bank's trading book and foreign exchange and commodity risks only and is comprised of subordinated debt having a maturity of at least two years and certain net trading book profits. The risk assets are given weightings according to perceived risk; for example, residential mortgages are weighted at 50% whereas most loans and advances are weighted at 100%.

An Irish licensed bank must maintain a diversified portfolio of risk assets, and there are limits on the maximum exposure permissible in any one economic sector or to any one borrower, or to what is considered by IFSRA to be an associated group of borrowers.

An Irish licensed bank must observe such minimum prudential liquidity ratios as are determined by IFSRA from time to time (the currently applied ratio being a proportion of liquid assets to total liabilities of 25% although IFSRA is entitled to require a higher ratio in its discretion). In particular, it must establish appropriate policies with regard to the management of its liquidity and ensure that adequate internal systems are created to monitor and control maturity mismatches between a bank's assets and liabilities, to the satisfaction of IFSRA. IFSRA has the power to monitor the maintenance by banks of the appropriate liquidity ratios.

The Central Bank Act 1971 gives explicit power to IFSRA to conduct on-site inspections of banks. Such on-site inspections of all banks have been routinely and frequently conducted by IFSRA since 1971. IFSRA requires that banks have in place sufficient internal controls to provide for ongoing control

and monitoring of foreign exchange operations and off-balance sheets activities and to determine and assess on an ongoing basis the degree of interest rate risk to which a bank is exposed.

IFSRA imposes restrictions on the exposure of banks to their shareholders, directors or clients. It also imposes restrictions on the exposure of banks to businesses in which their directors or shareholders have a major interest (defined as a holding by an entity, either on its own or in concert with another entity, of 10 per cent or more of the shares or voting rights in an undertaking).

Deposits with Irish banks are protected by a Deposit Guarantee Scheme. The European Communities (Deposit Guarantee Schemes) Regulations, 1995 (as amended by the Central Bank Act, 1997 and the European Communities (Deposit Guarantee Schemes) Regulations, 1999) set out the terms and conditions governing deposit protection in Ireland. The Irish deposit protection scheme is funded by credit institutions authorised by IFSRA. The funding for the scheme is based on a contribution by licence holders to a deposit protection account maintained by IFSRA at the rate of 0.2% of the total deposits (excluding interbank deposits and negotiable certificates of deposit) of any currency held by the licence holder at its branches in the EU. The scheme guarantees payments in respect of 90% of the aggregate deposits from a depositor (subject to a maximum payment of € 20,000 in the event of a bank failure). A further additional feature of the scheme is that IFSRA may, at its discretion and to such extent as it may deem proper, charge on the deposit protection account any payment which, in the opinion of IFSRA, was applied to promote the orderly and proper regulation of banking. In other words, IFSRA has the power to use the funds of the deposit protection account to rescue a bank if it considers it to be desirable to do so. It is planned that the Company will issue a letter of comfort for Hypo Real Estate Bank International.

France

Under French law, banking companies are subject to the provisions of the *Code monétaire et financier* which now integrates the provisions of Law No 84-46 dated 24 January 1984 as amended. The *Code monétaire et financier* regulates the operations of French banking institutions and vests related supervisory and regulatory power in certain administrative authorities. The main regulatory and supervisory bodies in charge of controlling banks are the *Comité des établissements de crédit et des entreprises d'investissement* – "CECEI" and the *Commission bancaire.*

Under French law, banking companies must be authorized to conduct banking activities by the CECEI. The CECEI is responsible for (i) authorizing companies to act as credit institutions *(établissements de credit)* and/or as investment firms *(entreprises d'investissement)*; (ii) revoking such authorizations, either upon request of the authorized companies or because they no longer meet the legal requirements applicable to them; and (iii) authorizing major changes affecting their activities or structure (e.g. changes in the nature of business conducted, in shareholding structure above and beyond certain thresholds, etc.). Decisions of the CECEI may be appealed to the French Supreme Administrative Court *(Conseil d'Etat).*

Instead of conducting banking activities on the basis of a license given by the CECEI, non French companies pertaining to a European Economic Area member State may also conduct banking activities in France on a branch or cross border service basis by virtue of a license provided by its home country supervisory authority.

REC France, a subsidiary of Hypo Real Estate Bank AG conducting real estate business in France is a French stock company registered under the laws of France. In conducting its banking activities in France, it is thus subject to the provisions of the *Code monétaire et financier* and is required to be authorized to conduct banking activities in France. REC France has received the necessary business authorization on 5 June 1983.

Banks in France are also subject to the supervision and control of the *Commission bancaire*, the French administrative authority in charge of supervising and controlling banks and other credit institutions. It supervises the enforcement of laws and regulations applicable to banks and other credit institutions. The *Commission bancaire* is entitled to monitor compliance with prudential rules issued by the *Comité de la règlementation bancaire et financière*, the administrative body in charge of establishing general rules governing the operations of credit institutions, including accounting principles, management standards, regulatory ratios and credit policy, capital requirements. To this end, banking companies are required to submit periodical reports to the *Commission bancaire*. It may also request any

additional information which it deems necessary and may carry out on site inspections. Pursuant to the *Code monétaire et financier*, the *Commission bancaire* acts in two capacities: as an administrative body and as an administrative court. As an administrative body, the *Commission bancaire* has the power to issue a warming (*mise en garde*) or an injunction (*injonction*), or to appoint a temporary administrator to manage a bank which it deems to be mismanaged. Acting as an administrative court, the *Commission bancaire* is entitled to impose sanctions where regulations have been violated or its warnings or injunctions ignored, including, among others, a warning (*avertissement*) or a reprimand (*blâme*), a temporary suspension, or a striking off (*radiation*) and/or a fine of a maximum amount equal to the mandatory minimum share capital applicable to the bank sanctioned. Decisions of the *Commission bancaire* acting either as an administrative body or an administrative court, may be appealed to the *Conseil d'Etat*.

It is planned that the Company will issue a letter of intent for REC France.

Luxembourg

Banking law in Luxembourg is essentially regulated in the law of 5 April 1993 on the financial sector ("Banking Act"). That law also subjects all banks, credit institutions and financial service providers to the supervision and control by the supervisory authority *(Commission de Surveillance du Secteur Financier (CSSF))*.

The Banking Law also contains the relevant provisions concerning mortgage bond banks; specifically, the Luxembourg Mortgage Bond Bank Act was incorporated into the Banking Act as section 3 by the law of 21 November 1997. Important changes were effected through the law of 22 June 2000.

Credit institutions whose principal business activity comprises the following activities are considered mortgage bond banks: (i) the granting of loans secured by real property rights or real property collateral and, on that basis, the issue of bonds on proprietary interests that are secured by such rights or collateral and are designated mortgage bonds; (ii) the granting of loans secured by secured bonds or similar debt instruments and, on that basis, the issue of correspondingly secured bonds, which are designated mortgage bonds; (iii) the granting of loans to corporations governed by public law and the issuance of bonds that are secured by claims resulting from such loans and are designated mortgage bonds; (iv) the granting of loans secured by corporations governed by public law, bonds of corporations governed by public law, bonds that satisfy certain requirements and were issued by credit institutions with registered office in a memberstate of the European Community, the European Economic Area, or the Organization for Economic Cooperation and Development (OECD) and that are in turn secured by claims against corporations governed by public law, and (v) the issue of bonds that are secured by claims arising from such loans and are designated mortgage bonds.

The laws in Luxembourg are founded on the German Mortgage Bank Act, whereby they allow for greater flexibility in many regards. Examples of this are (i) the possibility of granting loans that are not secured directly by real property, but rather by corresponding bonds; (ii) the broader concept of public-law issuers, which in contrast to the German Mortgage Bank Act goes beyond public-law issuers in the EU and the European Economic Area and generally includes the memberstates of the OECD as well; (iii) the expanded scope of the real estate lien concept, which in the Luxembourg legal situation includes all types of real estate liens according to both domestic and foreign definitions; (iv) under the laws of Luxembourg, substitute cover can be undertaken to a greater extent and in a more flexible manner; (v) more flexible provisions on valuation.

Mortgage bond banks are subject to stricter control on the part of the supervisory authority with regard to observance of the provisions of law. In particular, the supervisory authority can instruct the certified public accountant of the respective credit institution or a certified public accountant chosen by the supervisory authority at the expense of the respective credit institution to perform a partial or full audit of the cover assets.

Since it became subject to regulation through the Banking Act, the mortgage bond has become increasingly popular in Luxembourg. The law filled a gap in Luxembourg's financial legislation and has contributed to the affirmation and further development of Luxembourg's importance as a center of finance.

Against this background, PBI Lux was founded on 27 July 1999. On 14 September, the license for operation of the bank as a mortgage bank under the laws of Luxembourg *(Banque d'émission de lettres de gage)* was issued by the finance minister of the Grand Duchy of Luxembourg.

Acquisition of control over companies

In a number of jurisdictions, the direct or indirect acquisition of "control" of companies active in the financial sector is subject to prior regulatory approval. Under the applicable EU directives, any person acquiring shares in a banking company who would become a "qualifying shareholder" within the meaning of the German Banking Act as a result of the acquisition is required to give prior notice of the proposed acquisition to the relevant supervisory authorities in the company's home jurisdiction. A qualifying shareholder is a shareholder that holds at least 10% of the voting rights or the capital of such a company or otherwise has the ability to exercise a significant influence over the management of the company. A qualifying shareholder must also report his intention to increase his shareholdings to levels equal to or exceeding 20%, 33% or 50% of the voting rights or the capital. The supervisory authorities have a maximum period of three months during which to oppose an acquisition of shares if they believe that the acquisition would jeopardize the sound and prudent management of the company. Reductions in ownership below the thresholds indicated above must also be notified to the supervisory authorities. These directives have been implemented in most EU member states.

Under the German Securities Trading Act, holders of voting securities of a German company listed on a regulated market in a member state of the European Union or in another member state of the European Economic Area must notify the company and the BaFin in writing and without delay (at the latest, within seven calendar days) of the level of their holding whenever that holding reaches, exceeds or falls below 5%, 10%, 25%, 50% and 75% of the company's voting rights. Also, a German company receiving this notification of shareholding must generally publish these facts. Effective 1 January 2002, the provisions of the German Securities Trading Act were amended to broaden the criteria for attribution of shares.

On 1 January 2002, the German Securities Acquisition and Take-over Act took effect. The German Securities Acquisition and Take-over Act applies to all offers to acquire securities issued by stock corporations and partnerships limited by shares *(Kommanditgesellschaften auf Aktien)* that are domiciled in Germany and admitted to trading on a regulated market in the European Economic Area. The German Securities Acquisition and Take-over Act provides that any shareholder obtaining direct or indirect control, which is defined as 30% or more of the voting rights, of a stock corporation or of a partnership limited by shares, is required to make a mandatory takeover offer to all other shareholders of the company. Besides the introduction of the German Securities Acquisition and Take-over Act, amendments to the German Stock Corporation Act relating to the squeeze-out and the compensation of minority shareholders were made. Upon request of a shareholder holding 95% or more of the share capital of the stock corporation, the shareholders' meeting of the stock corporation can resolve to transfer all shares held by minority shareholders to the controlling shareholder. Comparable rules concerning the acquisition of control have been enacted in several EU member states and non-EU member states.

GENERAL INFORMATION CONCERNING HYPO REAL ESTATE HOLDING AG

History, name, registered office, subject and financial year

The core part of the real estate financing business of the present-day HVB Group results primarily from the merger carried out in 1998 between Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft, Munich (founded in 1835) and Bayerische Vereinsbank Aktiengesellschaft, Munich (founded in 1869) to form HVB AG. Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft contributed WürttHyp in Stuttgart and WestHyp in Dortmund to the new group, and the former Bayerische Vereinsbank Aktiengesellschaft contributed Bayerische Handelsbank Aktiengesellschaft in Munich, Nürnberger Hypothekenbank Aktiengesellschaft in Nuremberg and the equity participation in Süddeutsche Bodencreditbank Aktiengesellschaft in Munich to the new group.

In 2001, the HVB Group initiated a fundamental restructuring of its real estate business in order to achieve a stronger combination of existing activities. The following milestones have been achieved in this process: The merger of three mortgage banks belonging to the group (Nürnberger Hypothekenbank Aktiengesellschaft and Süddeutsche Bodencreditbank Aktiengesellschaft into Bayerische Handelsbank Aktiengesellschaft) to form HVB Real Estate Bank Aktiengesellschaft in September 2001, and the increase in the shareholding in this company to more than 96% by way of a voluntary acquisition offer made in accordance with sections 10 et seq. of the German Securities Acquisition and Takeover Act in November 2002.

The Company was founded on 14 May 2003 following the approval of the shareholders' meeting of HVB AG to the spin-off plan and the adoption of the articles of association, it is expected to be entered in the commercial register of the local court *(Amtsgericht)* Munich under the name of Hypo Real Estate Holding AG on or about 1 or 2 October 2003. The validity of the entry of the Company in the commercial register depends on the spin-off being entered in the commercial register of HVB AG as the transferring legal entity. The spin-off will be entered in the commercial register of HVB AG (*Amtsgericht* Munich, HRB 42148) on or about 1 or 2 October 2003. Information regarding the spin-off is described in greater detail in the chapter "The spin-off".

According to the articles of association, the subject of the Company is the management of an international group of companies, which operates primarily in the field of real estate financing, banking activities related to real estate, real estate business and all other types of financing, consulting, broking and other services as well as in other banking business. The Company is also permitted to hold equity participations in mortgage banks, commercial banks and banks with a mixed mortgage bank status as well as financial service institutions. The subject of the Company does not cover business activities, which require government approval, in particular the operating of bank business in accordance with section 1 para. 1 of the German Banking Act as well as financial service transactions in accordance with section 1 para. 1a of the German Banking Act.

The Company may carry out all transactions and measures, which appear to be suitable for supporting the subject of the Company. It may establish and purchase other companies and acquire equity participations in other companies. The Company may structurally change companies in which it holds an shareholding, it may consolidate such companies under uniform management or restrict its operations to management of such companies and dispose of their shareholdings.

The financial year of the Company is the calendar year.

Duration and liquidation

The duration of the Company is not limited to a definite period. The Company can be liquidated pursuant to a resolution of the shareholders' meeting with a majority of at least three quarters of the share capital present at the time at which the resolution is adopted. The remaining assets of the Company after all liabilities have been settled are distributed among the shareholders in accordance with the specifications of the German Stock Corporation Act. The assets are to be distributed in relation to shares held in the Company's share capital.

Dividends and dividend policy

The shares of Hypo Real Estate Holding carry a full dividend entitlement for the financial year 2003 and for all subsequent financial years of the Company.

In accordance with the articles of association, the net income of the Company is used in the following order:

(a) For subsequent payment of any arrears of dividends in relation to the preferred shares without voting rights from previous years in the sequence in which such arrears have arisen;

(b) For paying an advance dividend in relation to the preferred shares without voting rights as described in the following;

(c) For equal payment of any further dividends in relation to the Ordinary Shares and preferred shares, unless a different appropriation is adopted by the shareholders' meeting.

The preferred shares receive an advance dividend of € 0.064 per share out of the net income as well as a further dividend equivalent to the dividend paid in relation to the Ordinary Shares. The entitlement to subsequent payment of the delinquent advance dividend is granted as an independent right to the preference shareholders. The Company reserves the right to issue further non-voting preferred shares with equivalent rights.

Arrears of € 0.08 per preferred share of HVB AG have resulted for the financial year 2002 of HVB AG. These arrears are split in the ratio 4:1 in accordance with the spin-off plan so that an amount of € 0.064 is attributable to each preferred share of HVB AG and an amount of € 0.064 is attributable to each preferred share of Hypo Real Estate Holding. If further arrears per preferred share of HVB AG occur for subsequent financial years for which the preferred shares of Hypo Real Estate Holding do not yet carry dividend rights, such arrears will be split in the same ratio when the spin-off becomes effective. This split is not necessary if subsequent payments are made in relation to arrears out of earnings of a financial year for which the preferred shares of Hypo Real Estate Holding do not yet carry dividend rights. See also "Risk factors — Other Risks — Dilution of voting rights due to voting rights arising from the preferred shares".

Instead of a cash distribution, the shareholders' meeting may decide to distribute all or part of the net profit by way of a distribution in kind.

The Company does not intend to pay a dividend to its shareholders for the financial year 2003. Moreover, it is also not certain that a dividend will be paid for the financial year 2004. Future dividend payments depend on the earnings situation of the Company, its financial situation, its cash requirement, the general business climate on the markets in which the Hypo Real Estate Group operates as well as the legal, tax and regulatory environment and other factors.

The management board and the supervisory board submit proposals to the shareholders' meeting for appropriation of the net profit. The resolution regarding the appropriation of profits is adopted by the ordinary shareholders' meeting following the end of the particular financial year.

If dividends are paid, they are subject to withholding tax *(Kapitalertragsteuer)* in accordance with German law (see "Taxation in the Federal Republic of Germany").

Significant holdings

The significant holdings of the Company are DIA GmbH, Hypo Real Estate Bank International, PBI Lux, WürttHyp, HRE Bank, WestHyp, FGH Bank as well as REC UK. A list of the Company's shareholdings is set out in the financial section of this Prospectus.

DIA GmbH

DIA GmbH was founded in 1994; the company's registered office is in Munich. It is entered in the commercial register of the local court *(Amtsgericht)* Munich under no. HRB 108125. The purpose of DIA GmbH according to the articles of association is asset management, and in particular the acquisition, holding and administration of shareholdings in Germany and abroad in the company's own name

and for its own account; DIA GmbH may manage shares in listed companies as well as other equity participations in domestic and foreign companies of any legal form. Excluded from this permission is business which requires state approval, in particular the operating of banking business and financial services as defined in section 1 para. 1 and 1a KWG. DIA GmbH is permitted to set up and acquire other domestic and foreign companies whose activities concern or are connected with the subject of the company; it is permitted to acquire equity participations in such companies and also to set up branches in Germany and abroad. To the extent legally permissible, DIA GmbH is authorized to carry out all transactions and to take all measures which appear to be suitable for directly or indirectly serving the above purpose of the company. The managing directors of DIA GmbH are Georg Funke, Johann Berger, Dr. Paul Eisele, Dr. Markus Fell and Frank Lamby.

The current share capital of DIA GmbH is € 100,000.00. Hypo Real Estate Holding is the sole shareholder of DIA GmbH. The share capital of DIA GmbH has changed as follows during the past three years: Originally, the share capital of DIA GmbH consisted of several shares, which were held by Bankhaus August Lenz & Co., BHF-Bank Aktiengesellschaft, Dresdner Bank Aktiengesellschaft and HVB AG. On 11 December 2000, the shares held by the first three afore-mentioned companies were acquired by HVB AG. Effective 1 January 2001, these shares were merged with the share which had previously been held by HVB AG. At the time at which the spin-off plan was adopted, the ordinary capital of DIA GmbH (26 March 2003) amounted to € 26,000.00, and was represented by one single share. A second share in DIA GmbH of € 74,000.00 was created by way of a capital increase on 14 March 2003, entered in the commercial register on 3 April 2003, in the course of which HVB AG contributed its shares in HRE Bank to DIA GmbH in the form of a contribution in kind.

It is contemplated, that DIA GmbH will be converted to the form of a limited partnership (*GmbH & Co. KG*) following several intermediate stages. (see "The spin-off — Intended further stages").

After the spin-off Hypo Real Estate Holding will directly hold all shares of DIA GmbH.

Share capital (currently):	€	100,000.00
Result of last financial year (31 December 2002)	€	– 5,419.00
Reserves (31 December 2002):	€	0.00
Amount still to be paid in for the shareholdings (currently):	€	0.00
Extent of last year's earnings from the shares (31 December 2002):		n.a.
Book value of holdings (opening balance sheet)	€	3,712,000,000.00
Receivables from and liabilities due to Hypo Real Estate Holding:		n.a.

Hypo Real Estate Bank International

Hypo Real Estate Bank International is a public unlimited company constituted in accordance with Irish law with its registered office in Dublin, Ireland. It is entered in the Companies Registration Office under no. 209149. Hypo Real Estate Bank International was created in December 1998 by transfer of all assets and liabilities of Hypobank Ireland to Vereinsbank Ireland. Both of these banks had been present in Ireland since the 1980's with offices in Dublin and Shannon. After this merger, the bank originally traded under the name HypoVereinsbank Ireland. In August 2001, its name was changed to HVB Bank Ireland. It is expected that in September 2003, the name of the bank will be changed from HVB Bank Ireland to Hypo Real Estate Bank International.

Hypo Real Estate Bank International has an unrestricted banking license. According to its articles of association, its business purpose comprises the operation of general banking business. The management board of Hypo Real Estate Bank International currently consists of five members: John Bourke, Eckehard Dettinger-Klemm, John Donnelly, Jürgen Fenk and Dieter Heusel. It is envisaged that, with effect as of 1 October 2003, Georg Funke and Frank Lamby will additionally belong to the management board. Moreover, it is planned that in the fourth quarter of 2003 Kurt F. Viermetz will be appointed chairman of the management board.

The currently subscribed share capital of Hypo Real Estate Bank International is € 1,181,329,892.00 comprising 1,181,329,892 ordinary shares each with a notional value of € 1.00. Hypo Real Estate Bank International has an authorized capital of € 4 billion. Hypo Real Estate Holding holds 99.99% of shares in Hypo Real Estate Bank International (1,181,329,886 ordinary shares) indirectly via DIA GmbH. The remaining shares are held by six employees and senior executives of Hypo Real Estate Bank International in trust for DIA GmbH (each person holding one ordinary share). In the past three

years, the share capital of Hypo Real Estate Bank International has developed as follows: When the capital was converted to Euro, the former subscribed share capital of Hypo Real Estate Bank International was reduced on 21 December 1999 by € 11,329.893.16 to € 500,000,000.00. The amount of € 11,329,893.16 was allocated to a special capital conversion reserve fund. On 7 May 2003, Hypo Real Estate Bank International increased its authorized capital to € 4 billion. On 13 May 2003, DIA GmbH subscribed for 511,329,886 shares of Hypo Real Estate Bank International. Seven shareholders of Hypo Real Estate Bank International each subscribed for one additional share. This subscription by DIA GmbH was linked to the simultaneous redemption of 499,999,993 shares by Hypo Real Estate Bank International from HVB AG as well as the repayment of the capital conversion reserve fund of € 11,329,893.16 to HVB AG. Hypo Real Estate Bank International bought back a further seven shares from the other shareholders. This redemption of shares and the associated subscription were effected with the approval of the Irish Financial Services Regulatory Authority (IFSRA). After this transaction had been completed, Hypo Real Estate Bank International had a subscribed share capital of € 511,329,893.00 consisting of the same number of shares. By way of a capital increase, DIA GmbH subscribed for a further 670,000,000 shares on 20 May 2003. On 22 August 2003, Hypo Real Estate Bank International redeemed another five shares from individual shareholders. At the same time, four senior executives of the Hypo Real Estate Group each subscribed for one share in Hypo Real Estate Bank International. As part of a capital increase planned for 30 September 2003, Hypo Real Estate Bank International is to increase its subscribed capital by € 18,670,108.00 to € 1,200,000,000.00. DIA GmbH is to subscribe for all the shares. Hypo Real Estate Bank International is to receive supplementary capital of € 600 million from HVB AG in September 2003 in the form of a sub-ordinated loan. The loan is to have a maturity of ten years, and Hypo Real Estate Bank International is to have a one-off unilateral right to terminate the loan after five years.

After the spin-off, Hypo Real Estate Holding will, via DIA GmbH, indirectly hold 99.99% of the shares in Hypo Real Estate Bank International.

Subscribed capital (currently):	€ 1,181,329,892.00
Result of last financial year (31 December 2002)	€ 63,232,000.00
Reserves (31 December 2002):	€ 11,330,000.00
Amount still to be paid in for the shareholdings (currently):	€ 0.00
Extent of last year's earnings from the shares (31 December 2002):	n.a.
Book value of holdings (30 June 2003)	€ 1,181,329,886.00
Receivables from and liabilities due to DIA GmbH (30 June 2003):	€ 0.00

PBI Lux

PBI Lux was founded on 27 July 1999 in Luxembourg, and is entered in the commercial register of Luxembourg under no. B 71 104. It is a stock corporation constituted in accordance with Luxembourg law. The purpose of the company is the operation of all business permitted by law to a mortgage bond bank *(Pfandbriefbank)*. In addition, PBI Lux is permitted to conclude all types of legal transactions which are directly or indirectly related to its business purpose or which promote or complement its business purpose. In this respect, it is permitted to purchase real estate and equity participations in Luxembourg and abroad. On 14 September 1999, it received the licence for commencing business as a mortgage bond bank under Luxembourg law (*Banque d'émission de lettre de gage luxembourgeois*). The management board consists of the three members Gerhard M. Kainz, Martin Schulte and Ralph Brödel.

The business model of PBI Lux focusses on financing public sector borrowers or borrowers with a public sector guarantee. This also includes loans extended to banks which are backed primarily by German federal states or Swiss cantons or which are secured by public sector loans. These loans are used as cover for the public sector bonds which are issued by PBI Lux in accordance with the laws of Luxembourg and which enable lending business to be inexpensively refinanced by way of an AAA product. PBI Lux is authorized in accordance with the laws of Luxembourg to operate government financing business in all OECD countries; nevertheless, it restricts its activities to countries with a credit rating of at least AA, which means that the company's main markets, apart from its domestic market of Europe, are the USA, Canada and Japan. Business, in this respect, is solicited almost exclusively through investment banks.

The share capital of PBI Lux originally amounted to € 51,000,000.00. At present, following a single capital increase of € 15,000,000.00 on 18 December 2002, its share capital is € 66,000,000.00, consisting of 66,000 no-par value registered shares.

After the spin-off, Hypo Real Estate Holding will indirectly hold 99.99% of shares of PBI Lux via DIA GmbH and Hypo Real Estate Bank International.

Subscribed capital (currently):	€ 66,000,000.00
Result of last financial year (31 December 2002)	€ 2,225,000.00
Reserves (31 December 2002):	€ 2,825,000.00
Amount still to be paid in for the shareholdings (currently):	€ 0.00
Extent of last year's earnings from the shares (31 December 2002):	€ 65,000.00
Book value of holdings (31 December 2002)	€ 90,000,000.00
Receivables from and liabilities due to DIA GmbH (30 June 2003):	€ 0.00

REC UK

REC UK was originally established in 1991 by HVB AG under the name of HVB Real Estate Capital Ltd. REC UK is a limited liability company subject to English law, and its registered office is in London, the UK. It is registered at Companies House, Cardiff, under the register number 2669313.

REC UK does not have a banking licence. Its main function is the acquisition of commercial real estate lending business for Hypo Real Estate Bank International, which is booked in the London branch of Hypo Real Estate Bank International. It is also responsible for administering and supporting these loans. In addition, via its subsidiaries, it also offers further services in the field of commercial real estate investment banking, e.g. real estate valuation, real estate management and investment advice. The latter service is offered by Hypo Real Estate Investment Banking Limited, a wholly-owned subsidiary which is supervised by the Financial Services Authority (FSA). The board of directors of REC UK currently consists of five members: Harin Thakur, Nigel Cox, Dr. Markus Fell, Jürgen Fenk and Frank Lanby.

REC UK and its subsidiaries employed a total of 56 persons on 30 June 2003.

The authorized share capital of REC UK is GBP 100,000,000.00, and the subscribed share capital is currently GBP 5,268,000.00, comprising 5,268,000 ordinary shares each with a value of GBP 1.00. REC UK will change its name from HVB Real Estate Capital Ltd. to Hypo Real Estate Capital Ltd., on or around 1 October.

After the spin-off, Hypo Real Estate Holding will indirectly own 99.99% of the shares in REC UK via DIA GmbH and Hypo Real Estate Bank International.

Subscribed capital (currently):	GBP 5,268,000.00
Result of last financial year (31 December 2002):	GBP 5,612,016.00
Reserves (31 December 2002):	GBP 7,970,757.00
Amount still to be paid in for the shareholdings (currently):	GBP 0.00
Extent of last year's earning from the shares (31 December 2002):	n.a.
Book value of holdings (30 June 2003):	€ 7,317,188.31
Receivables from and liabilities due to DIA GmbH (30 June 2003):	GBP 0.00

WürttHyp

WürttHyp was founded by nine private persons in 1867 as the first private mortgage bank in the South-West of Germany with the support of the King of Württemberg. It is a stock corporation (*Aktiengesellschaft*) constituted under the laws of Germany, having its registered office in Stuttgart; it is entered in the commercial register of the local court (*Amtsgericht*) Stuttgart under no. HRB 103. Shares of WürttHyp are traded in official trading on the Stuttgart stock exchange (since 30 April 1871), and are also traded on the unregulated markets of the stock exchanges in Frankfurt, Berlin and Düsseldorf (ISIN DE 000 812 400 9). The purpose according to the articles of association of WürttHyp is the operation of a mortgage bank in accordance with the stipulations of the German Mortgage Bank Act. The management board consists of the three members Dr. Paul Eisele, Dr. Dittmar Hagedorn and Friedrich-Wilhelm Ladda. According to the articles of association, the supervisory board consists of twelve members.

The current share capital of WürttHyp amounts to € 45,811,448.80, consisting of 17,619,788 no-par value bearer shares. The share capital of WürttHyp has changed as follows during the past three

years: Pursuant to a resolution of the shareholders' meeting of 2 May 2001, the share capital of WürttHyp was increased from € 30,160,000.00 by € 1,508,000.00 to € 31,668,000.00. This capital increase was entered on 11 May 2001 in the respective commercial register. On 2 May 2002, the shareholders' meeting adopted a resolution regarding a further increase in the share capital, namely by € 1,809,600.00 to € 33,477,600.00. This capital increase was entered in the commercial register on 16 May 2002. Pursuant to a resolution of the shareholders' meeting of 7 May 2003, the previous authorized capital was cancelled and a new authorized capital was created. Accordingly, the management board, with the consent of the supervisory board, is authorized to increase the subscribed capital of the company on one or more occasions up to 30 April 2008 by issuing new shares against a cash contribution by up to € 16,738,800.00 in the aggregate. The shares are to be taken up by credit institutions with the obligation to offer them for subscription to the shareholders. The creation of the authorized capital was entered in the commercial register on 4 July 2003. With the consent of the supervisory board, the management board of WürttHyp on 17 July 2003 decided to increase the share capital by € 12,333,848.80 to € 45,811,448.80. The implementation of the capital increase was entered in the commercial register on 19 August 2003. Of the total of 4,743,788 new shares, 793,100 were purchased by HVB AG for the issue price of € 2.60 per share, and were offered for subscription to the existing shareholders in the ratio 19:7 at a price of € 42.00. DIA GmbH directly subscribed for and took up the other 3,950,688 new shares. The subscription right with regard to four shares was waived in order to avoid a fraction. After this capital increase had been carried out, the authorized capital increase amounts to € 4,404,951.20.

After the spin-off, Hypo Real Estate Holding will indirectly hold 93.77% of shares in WürttHyp via DIA GmbH. A further 6.23% is free float.

Subscribed capital (currently):	€ 45,811,448.80
Result of last financial year (31 December 2002)	€ 41,229,214.00
Reserves (31 December 2002):	€ 333,459,078.00
Amount still to be paid in for the shareholdings (currently):	€ 0.00
Extent of last year's earnings from the shares (31 December 2002):	€ 10,710,412.00
Book value of holdings (30 June 2003, in relation to an investment of 83.3 %)	€ 442,703,981.50[1]
Receivables from and liabilities due to DIA GmbH (30 June 2003):	€ 0.00

[1] Currently: € 670,571,313.04

HRE Bank

HRE Bank can trace back its legal roots to Bayerische Handelsbank Aktiengesellschaft, which in the year of its foundation (1869) received royal Bavarian approval for commencing business as a commercial bank. Since 1871, the bank has also maintained a mortgage department. In the year 2001, the shareholder's meetings of Nürnberger Hypothekenbank Aktiengesellschaft, Süddeutsche Bodencreditbank Aktiengesellschaft and Bayerische Handelsbank Aktiengesellschaft resolved to merge the two first-named institutions into Bayerische Handelsbank Aktiengesellschaft with retroactive effect as of 1 January 2001. In parallel with this process, the legal name of Bayerische Handelsbank Aktiengesellschaft was changed to HVB Real Estate Bank Aktiengesellschaft. Several appeal proceedings are currently pending in connection with this merger (see "Business — Litigation — Legal proceedings HRE Bank"). The shareholders' meeting of HRE Bank on 26 May 2003 adopted the resolution to squeeze-out minority shareholders in accordance with sections 327 et seq. AktG. This resolution was entered in the commercial register on 3 September 2003. (see "Business — Litigation — Squeeze-out HRE Bank").

HRE Bank is a stock corporation (*Aktiengesellschaft*) constituted in accordance with German law and maintains its registered office is in Munich; it is entered in the commercial register of the local court (*Amtsgericht*) in Munich under no. HRB 41054. Its shares were admitted to trading on the official market of the Bavarian stock exchange in Munich. After the squeeze-out had been completed, the listing was discontinued on 10 September 2003, and, consequently, the admission was revoked.

HRE Bank is privileged to operate as a mixed mortgage bank. The subject of the articles of association are those business activities which HRE Bank has conducted before and after 1 May 1898 (see section 46 German Mortgage Bank Act) on the basis of the statutes of 11 April/4 June 1869 partly since it was originally established (bank department) and partly by way of its real estate credit institution (*Bodenkreditanstalt*) since 1871 (mortgage department), as well as those transactions which HRE Bank is authorized to operate in accordance with the requirements of the German Mortgage Bank Act. In accordance with section 3 of the statutes of 11 April/4 June 1869 (in the version of 31 March 1884) in conjunction with section 46 para. 1 German Mortgage Bank Act, HRE Bank is authorized to conduct all banking and trading business. The bank's business comprises in particular: (1) The buying and

selling of all types of securities and the extending of loans against all types of securities as collaterals, the buying and selling of coined and uncoined precious metals and the extending of advances in relation to such precious metals; (2) Discount business; (3) The granting of advances in relation to commodities and raw products; (4) Commission and collection business, current account business and granting of running accounts, whereby the account holders are able to make their arrangements by way of remittance orders (cheque transactions); (5) Deposit business, to the extend not prohibited by law or ordinance, whereby the bank, against funds which it has accepted, is permitted to issue interest-bearing or non-interest bearing cash instruments (only registered instruments or to the order of the depositor) in amounts of not less than € 100,000.00; (6) Accepting and negotiating of bonds for countries, municipalities, corporations and other associations, of bonds for industrial or agricultural enterprises, as well as investments in such bond transactions; (7) The founding of industrial or other companies, acquisition of equity interests at the founding of such enterprises, or the own operation thereof; (8) The keeping of securities in an open or closed condition, including the keeping of other valuables as well as the renting of safes in the bank's vault. As mortgage bank, HRE Bank is authorized to carry out all business permitted by the German Mortgage Bank Act. The management board of HRE Bank currently consists of six members: Georg Funke, Johann Berger, Josef Gelb, Frank Hellwig, Theodor Knepper and Frank Lamby. On 30 September 2003, Georg Funke, Josef Gelb and Frank Lamby are expected to leave the management board. In accordance with the articles of association the supervisory board currently consists of twelve members. Pursuant to a resolution of an extraordinary shareholders' meeting of 12 September 2003 the number of supervisory board members is to be reduced to a total of six members. This resolution has been applied for entry in the commercial registers.

The currently subscribed capital of HRE Bank is € 132,860,432.67, consisting of 51,970,484 no-par value bearer shares. The share capital of HRE Bank has changed as follows during the past three years: Pursuant to a resolution of the shareholders' meeting of Bayerische Handelsbank Aktiengesellschaft of 28 June 2001, the share capital of HRE Bank was increased from € 48,572,728.72 by € 84,287,703.95 to € 132,860,432.67 for purposes of inplementation of the merger with Nürnberger Hypothekenbank Aktiengesellschaft and Süddeutsche Bodencreditbank Aktiengesellschaft. Of the capital increase, an amount of € 45,049,024.20 was attributable to the issuing of new shares for exchange against shares of Nürnberger Hypothekenbank Aktiengesellschaft and an amount of € 39,238,679.75 was used for the issuing of new shares for exchange against shares of Süddeutsche Bodencreditbank Aktiengesellschaft. Pursuant to the resolution of the shareholders' meeting of 26 May 2003, an authorized capital approved in 1999 was cancelled, and a new authorized capital was created. In accordance with section 7 para. 2 of the articles of association, the management board, with the consent of the supervisory board, is authorized to increase the share capital of HRE Bank on one or more occasions by an amount of up to € 66,430,216.34 to in total up to € 199,290,649.01 by issuing new shares against contribution of cash. A subscription right has to be granted to the shareholders. The management board is authorized to exclude fractions from the subscription right. These authorizations are effective through 25 May 2008.

After the spin-off, Hypo Real Estate Holding will indirectly hold all shares of HRE Bank via DIA GmbH.

Subscribed capital (currently):	€ 132,860,432.67
Result of last financial year (31 December 2002)	€ 1,450,908.00
Reserves (31 December 2002):	€ 994,731,579.00
Amount still to be paid in for the shareholdings (currently):	€ 0.00
Extent of last year's earnings from the shares (31 December 2002):	€ 0.00
Book value of holdings (30 June 2003)	€ 705,864,098.33
Receivables from and liabilities due to DIA GmbH (30 June 2003):	€ 0.00

WestHyp

WestHyp emerged in 1961 out of Thüringische Landes-Hypothekenbank which was founded in 1923; it is a stock corporation (*Aktiengesellschaft*) constituted in accordance with German law. Its registered office is in Dortmund and it is entered in the commercial register of the local court (*Amtsgericht*) in Dortmund under no. HRB 4152. The subject of the articles of association of WestHyp is the conducting of all business permitted by law to a mortgage bank. The granting of loans in mortgage bonds of the bank is permissible in accordance with the statutory provision. The management board currently consists of four members: Frank Hellwig, Theodor Knepper, Dr. Georg Kottmann and Jürgen Töniges. On 30 September 2003, Dr. Georg Kottmann and Jürgen Töniges are expected to leave the management board. The supervisory board consists of twelve members.

The subscribed capital of WestHyp is currently € 39,000,000.00, consisting of 78,000 no-par value bearer shares. The share capital of WestHyp has changed as follows during the past three years: Pursuant to a resolution of the shareholders' meeting of 7 March 2001, the share capital of WestHyp was increased from € 37,000,000.00 by € 1,000,000.00 to € 38,000,000.00. On 13 March 2002, a further increase in the share capital by € 1,000,000.00 to € 39,000,000.00 was carried out pursuant to a resolution of the shareholders' meeting. An authorized capital was created in the year 2000. In accordance with section 4 para. 2 of the articles of association, the management board, with the consent of the supervisory board, is authorized to increase the share capital by one or more issues of no-par value shares until 31 December 2003 against a cash contribution by up to a total of max. € 5,000,000.00.

The extraordinary shareholders' meeting of WestHyp of 29 August 2003 approved the merger of WestHyp with HRE Bank, with economically retroactive effect as of 1 January 2003. Corresponding resolutions of the supervisory board and the management board of HRE Bank were adopted on 28 July 2003. The merger has been applied for entry in the applicable commercial registers, and will probably be entered on or around 3 November 2003.

After the spin-off, Hypo Real Estate Holding will indirectly hold all shares of WestHyp via DIA GmbH and HRE Bank.

Subscribed capital (currently):	€	78,000,000.00[1]
Result of last financial year (31 December 2002)	€	13,260,000.00
Reserves (31 December 2002):	€	303,708,334.27
Amount still to be paid in for the shareholdings (currently):	€	0.00
Extent of last year's earnings from the shares (31 December 2002):	€	9,945,000.00
Book value of holdings (30 June 2003)	€	369,125,000.00
Receivables from and liabilities due to DIA GmbH (30 June 2003):	€	0.00

[1] Incl. silent participations of € 39 million

FGH Bank

The roots of FGH Bank can be traced back to Friesch-Groningsche Hypotheekbank N.V. which was founded in 1890 in Groningen. FGH Bank is stock corporation incorporated under the laws of the Netherlands and is entered in the commercial register of Utrecht under no. 30049557. It was acquired in 1998 by HVB AG as a result of purchasing all the shares in Assumij Beheer B.V., which in turn holds all shares in FGH Bank. In December 2001, it was sold by HVB AG to HRE Bank.

Since 1992, FGH Bank has enjoyed general bank status, and is, thus, authorized to provide a wide range of banking and financial services. According to the articles of association, the business purpose of the bank is the conducting of general banking business. The management board of FGH Bank consists of two members: Peter Keur and Manuela Better. The supervisory board of FGH Bank currently has four members.

As of 30 June 2003, FGH Bank and its subsidiaries employed a total of 153 persons. The authorized share capital of FGH Bank is € 68 million consisting of 13,600,000 shares each with a notional value of € 5.00. The current subscribed capital of FGH Bank is € 17,897,500.00 consisting of 3,579,500 shares.

On 22 July 2003, HRE Bank and Rabobank signed a letter of intent regarding the planned sale of all shares of Assumij Beheer B.V. The signing of a purchase contract however depends on various conditions, precedent including the following: Granting of the necessary approvals by the relevant national and European authorities regarding the sale, signing of an additional agreement between HRE Bank, Rabobank and Aegon N.V. regarding the indemnification of Rabobank with regard to potential payment obligations which may arise from ongoing litigation against FGH Bank in the Netherlands (see "Business — Litigation — Litigation FGH Bank"); a further criterion is that there must not be any material change in the financial situation of FGH Bank. The purchase agreement is expected to be signed after the spin-off has become effective, and after these conditions precedent have been satisfied. The extraordinary shareholders' meeting of HRE Bank on 12 September 2003 has consented to the sale of Assumij Beheer B.V.

After the spin-off, Hypo Real Estate Holding will indirectly still hold all the shares of FGH Bank via DIA GmbH; HRE Bank and Assumij Beheer B.V.

Subscribed capital (currently):	€ 17,897,500.00
Result of last financial year (31 December 2002):	€ 38,577,000.00
Reserves (31 December 2002):	€ 327,199,000.00
Amount still to be paid in for the shareholdings (currently):	€ 0.00
Extent of last year's earnings from the shares of Assumij Beheer B.V. (31 December 2002):	€ 32,644,000.00
Book value of holdings Assumij Beheer B.V. (30 June 2003):	€ 448,000,000.00
Receivables from and liabilities due to DIA GmbH (30 June 2003):	€ 0.00

Major shareholders

At the time at which the proportion-retaining spin-off becomes effective, the shareholders of the Company will be identical to the shareholders of HVB AG. On the basis of the publications made by HVB AG in accordance with section 25 of the German Securities Trading Act, Munich Re (26.30% of the votings rights) and the Privatstiftung zur Verwaltung von Anteilsrechten, Vienna, via AV-Z Kapitalgesellschaft GmbH, Grünwald ("AV-Z") (5.27% of the votings rights), directly or indirectly hold more than 5% of the voting rights of HVB AG in accordance with the provisions of the German Securities Trading Act. (See also Transactions and legal relationships with related parties and the HVB Group – Transactions and legal relationships with related parties – Other transactions").

All preferred shares without voting rights of the Company, representing 2.71% of the share capital, are held by Bayerische Landesstiftung in Munich.

Auditors

KPMG has been appointed as the auditor of the Company for the financial year ending 31 December 2003 by the founder of the Company, HVB AG.

The financial statements of HVB AG for the financial years ending 31 December 2000, 2001 and 2002 were prepared in accordance with the provisions of German commercial law (HGB), and were audited by KPMG in accordance with section 317 HGB in accordance with the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW); they have all been provided with an unqualified auditor's opinion. The consolidated financial statements of HVB AG for the years ending 31 December 2000 and 2001 were prepared on the basis of section 292a HGB in accordance with generally accepted standards for the audit of financial statements promulgated International Accounting Standards ("IAS"). Since 2002, the designation International Financial Reporting Standards ("IFRS") has been applicable for the overall concept of the standards adopted by the International Accounting Standards Board. Standards that have already been adopted will continue to be quoted as IAS. The consolidated financial statements of HVB AG for the year ending 31 December 2002 were prepared on the basis of section 292a HGB in accordance with the IFRS. The consolidated financial statements for the years 2000, 2001 and 2002 were audited by KPMG in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the IDW and in supplementary compliance with International Standards on Auditing (ISA); they have each been provided with an unqualified auditor's opinion.

INFORMATION ABOUT THE SHARE CAPITAL OF HYPO REAL ESTATE HOLDING AG

This description is a summary of a range of information relating to the share capital of the Company as well as various provisions set forth in its articles of association and in German stock corporation law. This summary does not purport to be complete. It reflects the provision of the articles of association and the legal provisions as of the date of this Prospectus.

Share capital

The share capital of the Company will be € 402,216,525.00 when its entry in the commercial register becomes effective on or about 1 or 2 October 2003, and will consist of 130,433,775 no-par value bearer shares each with a notional value of € 3.00 (in total € 391,301,325.00) and 3,638,400 non-voting preferred bearer shares, each with a notional value of € 3.00 (in total € 10,915,200.00).

Form and certification of the shares

All shares of the Company are bearer shares and are transferable without restrictions.

The form and content of the share certificates and the profit participation and renewal coupons are determined by the management board.

The Company may combine individual shares into share certificates that represent multiple shares (global shares, global share certificates). Shareholders have no right to receive individual share certificates unless receipt thereof is necessary pursuant to the rules applicable to a stock exchange on which the shares are listed.

General information on capital measures

An increase of the Company's share capital requires a resolution by the shareholders' meeting. Moreover, the shareholders' meeting may authorize the management board to increase the share capital of the Company with the consent of the supervisory board within a period of five years by issuing shares for a certain total amount (authorized capital increase). Finally, shareholders may resolve on the creation of conditional capital, however, only to issue conversion or subscription rights to holders of convertible bonds, to prepare a merger with another company or to issue subscription rights to employees and members of the management of the Company or of an affiliated company by way of a consent or authorization resolution. Each of these resolutions requires a majority of three quarters of the share capital represented at the shareholders' meeting.

The nominal amount of the authorized capital increase created by the shareholders may not exceed one half of the share capital existing at the time of registration of the authorized capital increase in the commercial register.

The total amount of the conditional capital created by the shareholders, the issuance of which was authorized by the shareholders, may not exceed one half of the share capital existing at the time of the passing of the resolution relating to the conditional capital increase. The total nominal amount of the conditional capital for granting subscription rights to employees and members of the management of the Company or of an affiliated company may not exceed 10% of the share capital existing at the time of the passing of the resolution relating to the conditional capital increase.

Non-voting preferred shares may only be issued up to a level equivalent to half of the Company's share capital.

A resolution to reduce the Company's share capital requires a majority of at least three quarters of the share capital represented at the shareholders' meeting.

Authorized capital

According to the articles of association, the Company's management board, with the consent of the supervisory board, is authorized to increase the share capital of the Company on one or more

occasions until 13 May 2008 by issuing up to 40,000,000 no-par value shares against contribution in cash or in kind up to a maximum nominal amount of € 120,000,000.00 (authorized capital 2003/I). The management board, with the consent of the supervisory board, is authorized to exclude shareholders' subscription rights where shares are issued against contributions in kind. Whenever shares are issued against contributions in cash, the shareholders shall be granted subscription rights. However, the management board, with the consent of the supervisory board, is authorized to exclude fractions from shareholders' subscription rights. The management board , with the consent of the supervisory board, is furthermore authorized to exclude shareholders' subscription rights in the case of a capital increase against contributions in cash when the issue price is not substantially lower than the market price. However, this authorization shall apply only to the extent that the aggregate number of shares issued without subscription rights – in a manner consistent with section 186 para. 3 sentence 4 AktG does not exceed 10% of the share capital; this 10% limitation shall be inclusive of the sale of treasury shares to the extent that this sale is made pursuant to an authorization that excludes subscription rights in a manner consistent with section 186 para. 3 sentence 4 AktG. The management board, with the consent of the supervisory board, is authorized to determine additional conditions for issuing the shares. The Company is only permitted to issue ordinary shares or ordinary shares and non-voting preferred shares, which are provided with the same rights as the existing non-voting preferred shares. If ordinary shares and preferred shares are issued, the right to subscribe for preferred shares in this case is restricted exclusively to the preference shareholders, with a corresponding exclusion of subscription rights for ordinary shares; it is not permitted to thereby increase the percentage of preferred shares in relation to the share capital. If new shares are issued, a profit participation arrangement, which differs from that specified in section 60 para. 2 sentence 3 AktG may be defined.

Notification and disclosure obligations

The WpHG requires every shareholder whose equity participation in a company with registered offices in Germany, which is listed for trading on an organized market in a member state of the European Union or any other country that is a party to the Treaty on the European Economic Area, equals, exceeds or falls below thresholds of 5%, 10%, 25%, 50% or 75% of the voting rights of such company to inform the company and the BaFin without undue delay and in any case no later than after seven days thereof in writing. In the context of this requirement, the WpHG contains various rules that are meant to ensure the allocation of share ownership to the person who actually controls the voting rights arising from such shares. As long as the shareholder fails to make such notification, he is not permitted to exercise rights arising from such shares (including voting and dividend rights).

Profit participation rights

On the basis of authorization resolved by the shareholders' meeting of 18 May 1993, HVB AG issued profit participation rights (German securities identification number 802 180) in 1997. Profit participation certificates with a total face value of DEM 1,000,000,000.00 were issued. In line with the allocation ratio for shares of 4:1 specified in the spin-off plan, when the spin-off becomes effective, Hypo Real Estate Holding will assume the obligation of HVB AG to service and repay the profit participation rights to the extent of DEM 200,000,000.00 (€ 102,258,376.24) and will receive the liquid funds necessary to comply with these obligations on one single occasion when the spin-off becomes effective. The profit participation certificates are bearer certificates, consisting of 2,000,000 certificates each with a face value of DEM 100.00 (approx. € 51.13).

The holders of HVB AG profit participation rights shall accordingly receive profit participation rights of Hypo Real Estate Holding with a face value of DEM 200.00 (approx. € 102.26) in return for one profit participation certificate of HVB AG with a face value of DEM 1,000.00 (around € 511.29). To the extent that Hypo Real Estate Holding takes on the obligations arising from the HVB AG profit participation rights, Hypo Real Estate Holding will grant Hypo Real Estate Holding profit participation rights to the holders of HVB AG profit participation rights after the spin-off becomes effective and subject to the conditions set out in the chapter "Conditions for profit participating certificates".

The profit participation certificates are transferable without restrictions.

CONDITIONS FOR PROFIT PARTICIPATING CERTIFICATES

The following sections set out the wording of the conditions of the profit participating certificates.

§ 1

(1) Under the authorization granted by the General Meeting of the Shareholders of May 18,1993, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, referred to hereinafter as "HVB", has issued profit participating certificates with an aggregate face value of up to DM 1,000,000,000 pursuant to § 10 (5) KWG (German Banking Act). As a result of the spin-off into HVB Real Estate Holding AG to establish a new company in accordance with the spin-off plan of March 26, 2003 with the approval of the General Meeting of the Shareholders of HVB of May 14, 2003, Hypo Real Estate Holding AG (Hypo Real Estate Holding) will assume a portion of this debt equal to DM 200,000,000.00 (€ 102,258,376.24).

(2) The profit participating certificates are bearer certificates and are divided into 2,000,000 certificates with a face value of DM 100.00 (equivalent to: € 51.129188). The profit participating certificates are securitized in global registered profit participating certificates deposited with Clearstream Banking AG.

Physical certificates will not be issued. The bearers of profit participating certificates are entitled to a share in the ownership of the global registered profit participating certificates that can be transferred according to the rules and regulations of Clearstream Banking AG and, outside the Federal Republic of Germany, according to the rules and regulations of Euroclear Operations Centre and Cedel S. A.

§ 2

(1) The holders of profit participating certificates receive an annual dividend equal to 6.75% of the face value of the profit participating certificates. This dividend takes precedence over claims to earnings of shareholders of Hypo Real Estate Holding.

(2) The claim to the dividend is reduced to the extent that its disbursement would result in an annual loss. If this restriction results in non-fulfillment or partial non-fulfillment of the promised dividend, then the shortfall shall be remargined during subsequent fiscal years; this repayment obligation applies only during the term of the profit participating certificates.

(3) The profit participating certificates are entitled to dividends as of January 1, 2003.

(4) The dividend on the profit participating certificates falls due each year on the first banking day after the date of the ordinary General Meeting of the Shareholders of Hypo Real Estate Holding at which the annual financial statements of the completed fiscal year are presented and a resolution passed on the appropriation of net income.

(5) Dividends to be calculated for a period of less than one year are computed on the basis of a 360-day year made up of 12 months of 30 days each, and for periods of less than one month on the basis of the elapsed days.

§ 3

The profit participating certificates confer creditors' rights, but do not confer shareholders' rights. In particular, they do not confer the right to attend, participate in or vote at General Meetings of the Shareholders of Hypo Real Estate Holding.

§ 4

(1) Hypo Real Estate Holding reserves the right to issue additional profit participating certificates on the same or other terms.

(2) The holders of profit participating certificates shall be granted preemptive rights only with the approval of the General Meeting.

(3) The holders of profit participating certificates have no claim to priority service of their dividend claims ahead of those applicable to other profit participating certificates.

§ 5

Subject to the provisions of § 7, the quantity of profit participating certificates is not affected by changes in the capital stock of Hypo Real Estate Holding.

§ 6

(1) The term of the profit participating certificates ends on December 31, 2007. Subject to the provisions on participation in losses, the profit participating certificates will be repaid at face value. The amount to be repaid is due on the first banking day after the date of the General Meeting of the Shareholder to which the financial statements for the fiscal year ending on December 31, 2007 are presented. The repayment amount is subject to interest payments for the period extending from the end of the term of the profit participating certificates until the due date of the payment. The interest payment shall correspond to the dividend claim for the 2007 fiscal year.

(2) Hypo Real Estate Holding can terminate the profit participation certificates subject to a notice period of at least two fiscal years, with termination effective at the end of a fiscal year, but no sooner than December 31, 2002, by notification in accordance with § 12, if a statutory regulation in the Federal Republic of Germany is passed, amended or applied in a manner that will result in tax burdens for Hypo Real Estate Holding by making dividend payments liable to trade tax, corporate tax or another tax replacing these taxes. In this case, the termination – subject to the date specified in sentence 1 of this paragraph – is possible no sooner than the end of the fiscal year preceding the dividend payment which would result in a tax burden for Hypo Real Estate Holding for the first time. The terminated profit participating certificates guarantee all associated entitlements until the termination takes effect. In all other respects, Par. 1, sentences 2-4 of this § 6 shall apply accordingly. The holders of profit participating certificates cannot terminate their profit participating certificates.

(3) The presentation deadline for the profit participating certificates pursuant to § 801 (1) sentence 1 BGB (German Civil Code) is reduced to 10 years.

§ 7

(1) During the term of the profit participating certificates, the holders participate fully in any annual loss through a reduction in their repayment claims in proportion to the ratio of their repayment claims to the subscribed capital shown in the balance sheet in addition to retained income, capital reserves and profit participating certificates outstanding.

(2) If net income is earned during the term of the certificates in fiscal years subsequent to years in which the holders of profit participating certificates participate in losses, then – after replenishment of the statutory reserves as required by law – the repayment claims shall be increased to the face value of the profit participating certificates before any other use is made of net income.

(3) If annual net income is not sufficient to replenish these profit participating certificates and previously issued profit participating certificates, then these participating certificates shall be replenished proportionally to their total volume in relation to the aggregate total volume of previously issued profit participating certificates. This also applies to profit participating certificates issued in the future insofar as their terms provide for a corresponding replenishment claim.

§ 8

The profit participating certificates are subordinate in rank to all other creditors of Hypo Real Estate Holding. In case of insolvency or liquidation of Hypo Real Estate Holding, the profit participating certificates will be served after all other creditors' claims and before the shareholders' claims.

§ 9

The participation in losses (§ 7) cannot be changed subsequently; the subordinate ranking of profit participating certificates (§ 8) cannot be restricted; the term and the notice period (§ 6) cannot be reduced; Hypo Real Estate Holding must receive restitution for any premature repayment regardless of any agreements to the contrary unless the capital is replaced by other paid-in liable capital of at least equal value.

§ 10

All amounts payable pursuant to these profit participating certificate conditions shall be paid by the issuer to Clearstream Banking AG to be credited to the accounts of the respective depository banks for transfer to the profit participating certificate holders.

§ 11

(1) The profit participating certificate conditions and all resulting rights and obligations are determined exclusively in accordance with the laws of the Federal Republic of Germany.

(2) The place of performance and exclusive venue for any litigation arising from the legal relationships defined in this profit participating certificate conditions is Munich, provided that mandatory statutory regulations do not stipulate otherwise.

§ 12

(1) Announcements by Hypo Real Estate Holding concerning these profit participating certificates will be made in the German Federal Gazette and in at least one nationally published newspaper designated for official announcements of the German securities exchanges.

(2) Announcements are legally valid if published in the Federal Gazette. Special notification of the individual holders of profit participating certificates is not required.

§ 13

If one of the regulations in these conditions for profit participating certificates is or becomes invalid, then this is without prejudice to the validity of the remaining conditions. To fill the resulting gap, a regulation shall be put in place to fulfill the aim and purpose of these conditions.

Munich, October 2003

Hypo Real Estate Holding AG

INFORMATION ON THE MANAGEMENT AND SUPERVISORY BODIES OF HYPO REAL ESTATE HOLDING AG

General

The executive bodies of the Company are the management board, the supervisory board and the shareholders' meeting. Members of the management board are not permitted to serve simultaneously on the supervisory board, and vice versa.

In accordance with the German Stock Corporation Act *(Aktiengesetz)* and the articles of association of Hypo Real Estate Holding, the management board is responsible for directing and managing the Company. As part of its management responsibilities, the management board is required to act in accordance with prevailing law as well as the Company's articles of association. The management board represents the Company in dealings with third parties. The supervisory board is responsible for monitoring the Company's management. It is also responsible for appointing and dismissing the members of the management board, and also represents the Company in court and out of court with regard to members of the management board. The supervisory board is not authorized to take management decisions itself; however, it is obliged to specify a catalogue of transactions for the management board requiring its approval.

In the course of exercising their duties, the members of the management board and the supervisory board are required to apply the care of a prudent and conscientious manager or member of the supervisory board. The management board as well as the supervisory board are both required to take account of different interests with their decisions. They have to give consideration not only to the interests of the Company but also to the interests of the shareholders, the employees and the creditors. The management board is also required to respect the right of shareholders to receive equal treatment and equal information.

The members of the management board and of the supervisory board are required to pay damages to the Company if they culpably neglect their duties. The Company must first wait for a period of three years after a claim for damages has arisen before waiving its entitlement to damages or before settling with regard to such damages, and only if the shareholders' meeting agrees and if a minority of shareholders, whose shares together represent 10% of the company's share capital, do not have their opposition formally noted in the minutes. According to the German Stock Corporation Act *(Aktiengesetz)*, companies are not entitled to any direct claims for damages against the members of the management board or of the supervisory board on the grounds of such persons having neglected their duties.

The supervisory board has extensive monitoring responsibilities. In order to ensure that it is possible for these responsibilities to be carried out properly, the management board is required to report regularly to the supervisory board. Inter alia, the following is to be reported to the supervisory board by the management board: The intended business policy and other fundamental aspects of corporate planning (in particular, financial, investment and personnel planning), as well as the profitability of the company and the overall development of business. The supervisory board is also able to demand at any time special reports regarding company matters, the legal and business relations between the Company and affiliated companies as well as business transactions at such companies which might be of material relevance for the situation of the Company.

The management board is required to set up an appropriate risk management system within the Company, and is also required to set up an internal monitoring system so that risks arising in the course of ongoing operations can be recognized at an early stage.

In accordance with section 161 AktG, which was introduced by the Transparency and Publicity Act (*Transparenz- und Publizitätsgesetz*) which came into force on 26 July 2002, the management board and the supervisory board are also required to annually issue a statement confirming to what extent the Company has complied and will continue to comply with the recommendations of the Government Commission German Corporate Governance Code *(Regierungskommission Deutscher Corporate Governance Kodex)* published by the Federal Ministry of Justice *(Bundesministerium der Justiz)*, and to what extent the recommendations have not been applied or will not be applied. This code comprises

corporate governance rules, including rules relating to shareholders and the shareholders' meeting, the management board, the supervisory board, interaction between the management board and the supervisory board, transparency, accounting and auditing. The management board and the supervisory board of the Company will issue the first statement of compliance in accordance with the statutory provisions after the Company has come to existence.

Management board

The Company's management board currently consists of five members. The Company's articles of association specify that the management board must comprise at least two persons, and also specifies that the precise number of members of the management board is determined by the supervisory board. According to its articles of association, the Company is represented by two members of the management board or by one member of the management board together with a authorized signatory (*Prokurist*). With regard to members of the management board, the Company is represented in court and out of court by the supervisory board. If a committee, instead of the overall supervisory board, is authorized to adopt resolutions in a particular field, it is also possible to transfer the authority to represent the Company against members of the management board in this particular field to such committee.

The members of the management board are appointed by the supervisory board for a maximum period of five years. The members of the management board may be re-appointed for a maximum term of five years at a time. The same applies to an extension of their terms in offices, accordingly. A member of the management board may be dismissed for good cause before the end of his term in office by resolution of the supervisory board; examples of such good cause are gross neglect of duty, or if the shareholders' meeting withdraws its confidence from the member of the management board. The members of the management board are not permitted to deal with or to vote on transactions which concern agreements between the members of the management board and the Company. The supervisory board is responsible for taking decisions in such cases. The management board must regularly report to the supervisory board with regard to the ongoing business of Hypo Real Estate Holding. See also "—General".

The following table sets out the current members of the management board, all of whom were appointed as of 28 July 2003, the expiry of their terms, their current field of responsibility as well as their memberships in legally required supervisory boards:

Name	Year first appointed	Expiry of period of office	Responsibility/activity	Membership in supervisory boards legally required to be set up
Georg Funke	2003	2008	Chairman of the management board	Chairman of the supervisory board of WürttHyp Chairman of the supervisory board of WestHyp Chairman of the supervisory board of HRE Bank (presumably as of 1 October 2003)
Johann Berger	2003	2008	Member of the management board of HRE Bank	Deputy chairman of the supervisory board of WestHyp
Dr. Paul Eisele	2003	2008	Spokesman of the management board of WürttHyp	Deputy chairman of the supervisory board of WestHyp Member of the supervisory board of HRE Bank (presumably as of 1 October 2003)
Dr. Markus Fell	2003	2008	Chief Financial Officer/ Chief Operating Officer (CFO/ COO)	Member of the supervisory board of WestHyp Member of the supervisory board of WürttHyp Member of the supervisory board of HRE Bank (presumably as of 1 October 2003)
Frank Lamby	2003	2008	Chief Risk Officer (CRO)	Deputy chairman of the supervisory board of WürttHyp Deputy chairman of the supervisory board of HRE Bank (presumably as of 1 October 2003) Member of the supervisory board of WestHyp

Georg Funke commenced his career in 1972 with Westdeutsche Wohnhäuser AG, Essen (in 1975, he moved to Thyssen Wohnstätten AG), gaining experience in the fields of finance and controlling. He moved to the former Bayerische Hypotheken- und Wechsel-Bank AG in 1984, and was co-manager of the London branch from 1989 onwards. In 1998, he was appointed head of the Great Britain business unit in the Real Estate Finance and Real Estate Customers division; since January 2000 he has been member of the division board of HVB AG for the same division. Since September 2001, he has also been a member of the management board of HRE Bank, and has been the chairman of this management board since 1 January 2003. It is planned that his activity on this management board will be terminated in the fourth quarter of 2003. Since June 2003, Mr. Funke has been one of the managing directors (*Geschäftsführer*) of DIA GmbH, and since July 2003 he has been chairman of the management board of Hypo Real Estate Holding. He is also chairman of the supervisory board of FGH Bank, and is expected to become the CEO of Hypo Real Estate Bank International in October 2003.

Johann Berger joined the former Bayerische Vereinsbank AG in 1976. Following various management positions in the field of lending within the HVB Group, most recently as head of Work-out in the Corporate Clients Germany business unit, Mr. Berger became joint head of the America/International Real Estate business unit in April 2001 in the former Real Estate Financing and Real Estate Customer division of HVB AG, and in this function was responsible for risk management. In April 2003, he joined the management board of HRE Bank and also became a managing director (*Geschäftsführer*) of DIA GmbH in June 2003. He has been a member of the management board of Hypo Real Estate Holding since July 2003.

Dr. Paul Eisele worked as a credit specialist at Stuttgarter Volksbank e.G. between 1976 and 1977. He has held various positions at WürttHyp since 1977. Since 1993, he has been a member of the

management board at WürttHyp, and has been its spokesman since 2001. He is also a member of the administrative board *(Verwaltungsrat)* of PBI Lux. Since June 2003, he has also been a managing director *(Geschäftsführer) of* DIA GmbH. Since July 2003, he has been a member of the management board of Hypo Real Estate Holding.

Dr. Markus Fell joined the former Bayerische Vereinsbank AG in 1989. Following various management positions within the HVB Group, most recently as head of the group division Group Corporate Development, Dr. Fell became a managing director of DIA GmbH in March 2003. He has been a member of the management board of Hypo Real Estate Holding since July 2003, and is expected to join the board of directors of Hypo Real Estate Bank International in April 2004. Dr. Fell is a member of the board of directors of REC UK, the supervisory board *(Conseil de Surveillance)* of REC France and the administrative board *(Verwaltungsrat)* of PBI Lux. It is planned that he will in future join the board of directors of REC USA.

Frank Lamby joined the former Bayerische Vereinsbank AG in 1986. Following various management positions within the HVB Group, including regional area manager Corporate Clients for Saxony-Thuringia and Saxony-Anhalt and most recently as head of the central division Credit Domestic/International in the Real Estate Finance and Real Estate Clients division, Mr. Lamby became a member of the management board of HRE Bank in September 2001. It is planned that this activity on the management board will terminate in the fourth quarter of 2003. Since January 2002, he has been a member of the division board in the Real Estate/Risk Management business segment of HVB AG. He has also been a managing director (*Geschäftsführer*) of DIA GmbH since June 2003. Mr. Lamby has been a member of the management board of Hypo Real Estate Holding since July 2003, and is expected to join the board of directors of Hypo Real Estate Bank International in October 2003. Mr. Lamby is deputy chairman of the *Conseil de Surveillance* of REC France as well as a member of the board of directors of REC USA, member of the administrative board (*Verwaltungsrat*) of REC Iberia and member of the board of directors of REC UK.

The members of the management board can be reached at the Company's address.

No sanctions (verdicts, penalties, administration fines, bans from profession) have been imposed against any member of the Company's management board for any infringement of German or foreign stipulations of criminal law and capital markets law.

Supervisory board

According to the Company's articles of association, the supervisory board consists of three members. The members of the supervisory board are elected by the shareholders' meeting. They can be dismissed at any time by way of a resolution of the shareholders' meeting, which must be adopted with a majority of three quarters of the votes. Every member of the supervisory board is also able to lay down his office by way of submitting a written statement to the management board.

The supervisory board is competent to pass a resolution when all three members take part in the procedure for adopting a resolution. With the approval of the chairman of the supervisory board, members of the supervisory board may also take part in a meeting of the supervisory board by telephone or video conference. The resolutions of the supervisory board are adopted with a simple majority of cast votes, unless other majorities are required by law. The supervisory board meets at least twice every calendar half year. The following are examples of its statutory functions:

- To monitor the Company's management;
- To appoint the Company's management board; and
- To approve transactions which by law require approval or which are designated by the supervisory board as requiring its approval in general or in individual cases. See also "— management board ".

The members of the supervisory board are normally elected for the term up to the end of the shareholders' meeting that is responsible for approving the actions of the members of the supervisory board for the fourth financial year following the start of their period of office. The financial year in which their term in office commences is not counted for this purpose. It is permissible for members of the supervisory board to be re-appointed.

Pursuant to sections 96 para. 1, 101 para. 1 AktG, the first supervisory board of Hypo Real Estate Holding consists exclusively of members elected by the shareholders. According to section 135 para. 2 UmwG, section 30 para. 1, 31 para. 1 AktG in conjunction with section 7 para. 1 of the articles of association of Hypo Real Estate Holding, the first supervisory board consists of three members. The term of the first supervisory board of Hypo Real Estate Holding will expire at the end of the shareholders' meeting responsible for approving actions for the first financial year of Hypo Real Estate Holding. The supervisory board will not comprise any employees' representatives in accordance with sections 76 para. 6, 77a of the German Works Council Constitution Act of 1952 (*Betriebsverfassungsgesetz* 1952). The spin-off process does not have any impact on the composition of supervisory boards which have to be set up at associated and affiliated companies of DIA GmbH in accordance with the relevant provisions. For instance, the mandates of the employees' representatives on the supervisory boards of WürttHyp, HRE Bank and WestHyp have not been affected by the spin-off. The employees of these companies will accordingly continue to be represented in the supervisory board of their respective company. At Hypo Real Estate Bank International, no employees are represented in the Company's executive bodies; the spin-off procedure will, accordingly, not result in any changes.

The following table sets out the current members of the supervisory board of Hypo Real Estate Holding, the year in which they were first elected, the end of their terms, their activities outside the Company, as well as their memberships in other supervisory boards legally required to be set up, and equivalent international supervisory bodies.

Name	Year of initial election	Expiry of period of office	Activities outside the Company and other supervisory board mandates
Kurt F. Viermetz	2003	2004	Deputy chairman of the supervisory board of HVB AG Member of the supervisory board of ERGO Versicherungsgruppe AG Member of the supervisory board of Ruhrgas AG Member of the board of directors of Grosvenor Estate Holdings, London Member of the advisory board of the Federal Reserve Bank of New York Chairman of the International Capital Markets Advisory Committee of the New York Stock Exchange Chairman of the board of directors of Hypo Real Estate Bank International (planned for Q4 2003)
Dr. Ferdinand Graf von Ballestrem	2003	2004	Member of the management board of MAN AG Chairman of the supervisory board of Schwäbische Hüttenwerke GmbH Member of the supervisory board of MAN Technologie AG Deputy chairman of the supervisory board of Renk AG Member of the supervisory board of Bayerische Versicherungsbank AG Member of the supervisory board of SMS AG Member of the supervisory board of MAN Roland Druckmaschinen AG Member of the supervisory board of HRE Bank Chairman of the board of directors of MFI UK Ltd. Chairman of the board of directors of MAN Capital Corporation
Dr. Götz Wricke	2003	2004	Member of the management board of ERGO Versicherungsgruppe AG Chairman of the management board of Hamburg-Mannheimer Versicherungs-AG Chairman of the management board of Hamburg-Mannheimer Sachversicherungs-AG Chairman of the supervisory board of Hamburg-Mannheimer Rechtsschutzversicherungs-AG Member of the supervisory board of HRE Bank Chairman of the administrative board of Hamburg-Mannheimer N.V., Brussels Chairman of the administrative board of Lion Belge S.A., Brussels Member of the administrative board of PIETTE & PARTNERS Verzekeringsmaatschapij N.V., Kortrijk Deputy chairman of the supervisory board of Union Versicherungs AG, Vienna

Mr. Kurt F. Viermetz has been elected chairman of the supervisory board. The members of the supervisory board can be reached at the Company's address.

Remuneration of the members of the management board and the supervisory board

Management board

Because the Company will only come into existence when the spin-off becomes effective, the members of the management board have so far not been employed by the Company. The new employment contracts to be signed by the Company and the members of the management board will comprise not only a fixed remuneration component but also a variable remuneration component in the form of an annual bonus which will feature an individual part as well as a part which depends on the success of the Company. The Hypo Real Estate Group is expected to spend a total of approx. € 5.4 million for the management board in the financial year 2003. Of this amount, approx. € 2.26 million will be attributable to fixed remuneration components, and approx. € 3.14 million will be attributable to variable remuneration components. The variable component will amount to approx. 58% of the overall remuneration of the members of the management board.

Supervisory board

In accordance with the Company's articles of association, every member of the supervisory board is reimbursed his expenses and the turnover tax incurred in relation to the supervisory board activity, and also receives a fixed remuneration of € 60,000.00 per annum payable after the end of the financial year. The chairman of the supervisory board receives remuneration equivalent to one and one half times the above remuneration.

D&O insurance

In addition, the Company will enter into liability insurance on behalf of the members of the management board and the supervisory board; this insurance will cover the statutory liability of the members of these executive bodies.

Shareholders' meeting

The ordinary shareholder's meeting of the Company is responsible for approving the actions of the management board and of the supervisory board, the appropriation of profits, the election of the auditors, and, where appropriate, the adoption of the financial statements. It also elects the shareholders' representatives of the supervisory board. It is held during the first eight months of each financial year, and is convened by the management board or the supervisory board. Notice of the meeting must be made in the electronic version of the Federal Gazette (*Bundesanzeiger*) and in an authorized journal for the publication of mandatory stock exchange announcements (*Börsenpflichtblatt*) with country-wide distribution at least one month prior to the final date on which the list of shareholders is filed with the depositary agent (actual date of notice and the last deposit date are not included in calculating the one-month notice period). Shareholder approval is required for important company decisions, e.g. capital increases or reductions, authorization for issuing stock options and convertible bonds, issuing of bonds with warrants, profit participation certificates and profit participation rights, as well as changes to the Company's articles of association. Extraordinary shareholders' meetings are convened by the management board or the supervisory board. Shareholders who individually or in the aggregate hold at least 5% of the Company's share capital are entitled to demand that a shareholders' meeting be convened. Shareholders who in the aggregate hold at least 5% of the Company's share capital or at least € 500,000.00 of the share capital are entitled to demand that certain items be dealt with on the agenda at the shareholders' meeting and that these items on the agenda have to be published before the shareholders' meeting is held. The invitation to attend the shareholders' meeting must contain information concerning the time and place of the shareholders' meeting, the agenda and the conditions applicable for shareholders to attend the shareholders' meeting. Shareholders' meetings can be held at the registered office of the company in Munich, in a German stock exchange city or in a city in Germany with more than 100,000 inhabitants.

Every shareholder is entitled to participate at the shareholders' meeting. In order to be able to exercise their voting rights at the shareholders' meeting, the shareholders must, by the end of the fifth day before the day of the shareholders' meeting, deposit their shares with the Company or with a notary or

with a securities deposit bank or with the other authorities designated in the invitation notice until the end of the shareholders' meeting. If the last day of the deposit period falls on a Sunday, a public holiday recognized in the state in which the shares have been deposited or on a day on which credit institution counters are closed, the deposit period shall end on the first working day of the credit institutions following this particular day. The requirements applicable for depositing the shares are also satisfied if the shares, with the approval of a depositary agent, are held in a blocked custody account for this depositary agent at other credit institutions until the end of the shareholders' meeting. If the shares are deposited with a notary or a securities deposit bank, the certificate to be issued by the notary or the securities deposit bank must be submitted to the Company no later than the day following the expiry of the deposit deadline. Shareholders are permitted to nominate proxies for representation at the shareholders' meeting.

Audio and video transmissions of the shareholders' meeting are permitted. More precise details will be defined by the management board with the approval of the supervisory board; if the shareholders' meeting is transmitted by audio and video means, reference to this fact as well as the more precise details must be included in the invitation to attend the shareholders' meeting.

The chairman of the supervisory board is responsible for chairing the shareholders' meeting; if the chairman of the supervisory board is unable to chair the shareholders' meeting, his place shall be taken by the deputy chairman of the supervisory board. All members of the management board and of the supervisory board are to take part in the shareholders' meeting.

Voting rights and resolutions of the shareholders' meeting

Each ordinary share of the Company entitles its owner to one vote at the shareholders' meeting. If the preference shareholders of the Company are entitled to a voting right in accordance with the law, which is the case if the preference dividend is not paid completely or at all in one year and if the arrears are not paid in the following year in addition to the full preference dividend of the subsequent year, each preferential share shall entitle the holder to one vote until the arrears have been cleared (see also "Risk factors – Other risks – Dilution of voting rights due to voting rights arising from the preferred shares"). Neither the German Stock Corporation Act (*Aktiengesetz*) nor the Company's articles of association specify a minimum level of shareholder attendance at the shareholders' meeting. An approving resolution is deemed to have been adopted on the basis of the majority of cast votes (simple voting majority), unless a larger majority is specified by law or by the Company's articles of association or unless further requirements are specified. At present, the Company's articles of association do not specify a larger majority or other requirements. The German Stock Corporation Act (*Aktiengesetz*) and the German Reorganization and Transformation Act (*Umwandlungsgesetz*) specify for instance for the following resolutions not only a simple majority of votes but also a majority of at least three quarters of the share capital represented at the shareholders' meeting: Creation of authorized capital and contingent capital, capital reductions, liquidation of the Company, merger of the Company with another company or a spin-off, the obligation to assign all or all major assets of the Company, entering into company agreements within the meaning of sections 290 et seq. AktG (*Unternehmensverträge*), any change to the legal form or to the purpose of the Company as well as any exclusion of subscription rights in connection with a capital increase. If a majority of the share capital in addition to a majority of votes is prescribed by law, the articles of association, to the extent legally permissible, specify that a simple majority of the share capital represented at the shareholders' meeting at which the resolution is adopted is sufficient. If the result of a vote is a tie, an application is deemed to have been rejected.

TRANSACTIONS AND LEGAL RELATIONSHIPS WITH RELATED PARTIES AND THE HVB GROUP

Transactions and legal relationships with related parties

Related parties to the Company are as follows: Members of the Company's management board and supervisory board and their spouses, registered domestic partners and relatives of the first degree, unconsolidated enterprises in which the Company directly or indirectly holds at least five percent of the share capital or of the voting rights, enterprises which directly or indirectly hold at least five percent of the share capital or of the voting rights of the Company, enterprises in which members of the management board and the supervisory board of the Company directly or indirectly hold at least five percent of the share capital or of the voting rights, enterprises in which members of the management board and the supervisory board of the Company serve as members of the management board or personally liable partners, as well as foundations, trusts and similar domestic or foreign legal structures whose beneficiaries are members of the Company's management board.

Shareholdings

Immediately after the spin-off becomes effective, and based on the number of HVB shares currently held by them, the members of the Company's management board will hold a total of 31,284 shares of the Company (corresponding to approx. 0.02% of the voting rights) and the members of the supervisory board will hold a total of 40,000 shares (corresponding to approx. 0.03% of the voting rights) and other related parties will hold a total of 54 shares.

No members of the management board or of the supervisory board nor any other related parties own options in relation to the Company's shares.

Loans

No company of the Hypo Real Estate Group has extended loans to any member of the management board or any member of the supervisory board nor any other related parties.

Other transactions

Hypo Real Estate Group maintains business relations with Munich Re and companies of the Munich Re Group which are normal for the sector.

Transactions and legal relationships with the HVB Group

Risk shield

With the agreement of April 2003, HVB AG provided an undertaking to HRE Bank and WestHyp to settle net losses incurred in the financial years 2003 and 2004 at HRE Bank and, on a subordinate basis, also at WestHyp before or after its merger with HRE Bank, to the extent that the net losses are caused by bad loan charges set aside for specific loans in these years. This obligation came into force with retroactive effect as of 1 January 2003. This obligation is limited to a maximum amount of € 590 million. If the maximum amount of approx. € 460 million specified for the year 2003 is not utilized, the maximum amount of € 130 million available in the year 2004 shall be increased by the corresponding difference. HRE Bank shall have a prior claim on HVB AG. WestHyp may only have recourse to HVB AG if the amount available in 2003 and 2004 is not utilized by HRE Bank.

If the amount which is the subject of this commitment is not fully utilized by HRE Bank and, where appropriate, WestHyp in the two years specified above, HRE Bank shall receive 20% of the difference as a lost advance at the same time as the payment in relation to the claim for compensation.

In turn, HRE Bank is obliged to pay to HVB AG 35% of all income generated at HRE Bank in the years 2005 to 2009 as a result of the writing back of bad loan charges set aside for specific loans. This arrangement is applicable irrespective of the time at which the corresponding bad loan charges were set aside. This payment obligation of HRE Bank is limited to the amounts actually paid or settled by HVB AG in accordance with this agreement. This applies accordingly to WestHyp. The risk shield agreement, which the corporate bodies of HRE Bank and WestHyp have approved, shall be entered in the commercial register by way of precaution.

Liquidity lines

It is envisaged that HVB AG will extend Hypo Germany a credit line of € 1.0 billion as well as a further credit line of € 500 million. These two credit lines are each broken down into three tranches with different maturities. Credits, which are drawn on these tranches, are to be repaid by no later than in 2007 to 2009. A one-year overdraft facility of € 800 million is also to be provided.

Portfolio transfers

Physical transfer

On 18 September 2003, HVB AG, Hypo Real Estate Bank International and REC France signed a loan transfer agreement ("physical transfer") together with a funding arrangement incl. new lending for 2003 as well as a guarantee transfer; this agreement covers the transfer of a foreign portfolio of HVB AG (excl. the USA) comprising commercial real estate financing agreements together with security agreements of approx. € 3.1 billion drawn credits (as of 30 June 2003) from HVB AG to Hypo Real Estate Bank International and REC France, respectively.

Hypo Real Estate Bank International or, as far as loans extended in France are concerned, REC France has agreed to take over the loan agreements subject matter of the physical transfer as well as all security agreements, to the extent that such security has not already been transferred together with claims as a result of its accessory nature. The loan and security agreements are transferred subject to payment of the purchase price as well as the approval of the individual borrower and, where appropriate, of the syndicate banks. The loan transfer becomes effective only if all requirements according to the respective foreign jurisdiction are fulfilled.

If a borrower or a third party makes claims against HVB AG after the loans have been transferred to Hypo Real Estate Bank International, HVB AG will be dealt with in relation to Hypo Real Estate International as having no further obligations with regard to those claims, e.g. in particular Hypo Real Estate Bank International has to indemnify HVB AG against any payment claims. When the loan transfer becomes effective, all rights and obligations arising from the loan agreements together with the security agreements will be transferred to Hypo Real Estate Bank International or REC France, respectively. To the extent draw-downs have been made under a commitment before the completion of the transfer, the amounts outstanding at the time of the transfer will be taken over.

If obstacles to the transfer process occur in certain cases, the parties shall reach agreement with regard to any adjustment to the contract which may be necessary for the particular situation. If loan agreements are governed by foreign law and if therefore further or different (legal) actions or legal requirements are necessary for transferring the loan agreements and assigning the receivables, the parties have undertaken to carry out these (legal) actions and comply with the formal requirements.

The fee for the loan transfer is due for payment on 25 September 2003. The fee shall be reduced by the payments made by the borrower (or at the instigation of the borrower) to HVB AG in relation to the particular loan agreement since the time at which the fee was fixed. If the governing foreign law specifies further criteria which have to be satisfied in order to enable the security to be transferred, Hypo Real Estate Bank International resp. REC France provided an undertaking to fulfill these requirements. HVB AG has agreed to provide assistance in order to enable these criteria to be satisfied, to the extent that this is legally necessary. If the transfer of the security provided in relation to the loans requires the approval or any other assistance of the borrower or person providing the security or other (legal) actions or formal requirements, the security shall be held in trust by HVB AG for Hypo Real Estate Bank International or REC France until the transfer becomes effective.

At the request of Hypo Real Estate Bank International, and in relation to syndicated loans registered in London for which HVB AG is the agent, HVB AG shall continue to hold certain security even after the secured loans have been transferred, and shall hold this security in custody and manage it on a trustee basis for Hypo Real Estate Bank International and where appropriate also for the syndicate banks, if and only as far as Hypo Real Estate Bank International agrees with HVB AG that it will waive its liability claims in this respect and that it will indemnify HVB AG against any liability claims of the syndicate banks. The work related to administration of the security will be delegated to Hypo Real Estate Bank International, whereby Hypo Real Estate Bank International is authorized to further delegate such work to the RECs. A corresponding arrangement is also applicable for the overall position of HVB AG as the agent for such loans. If no corresponding wish is expressed, the rights and obligations arising

from the agent role of HVB AG must also be transferred to Hypo Real Estate Bank International in accordance with the terms of the underlying loan agreements when the loans are transferred.

It is envisaged, that the commercial real estate portfolio of HVB AG in Italy (incl. security and funding) will be transferred by way of transferring a business as a whole pursuant to a separate notarial contract to Hypo Real Estate Bank International.

HVB AG has agreed to provide refinancing together with the loans which are to be physically transferred. HVB AG has agreed to provide Hypo Real Estate Bank International with funding equivalent to the loans outstanding at the time at which the loan transfer becomes effective. HVB AG has agreed to provide Hypo Real Estate Bank International a subordinated loan of € 600 million with a maturity of ten years and with a unilateral option for Hypo Real Estate Bank International to terminate the loan after five years. The subordinated loan is offset against the funding volume committed by HVB AG.

In addition to the subordinated loan, the funding can be provided in the form of a loan extended by HVB AG to Hypo Real Estate Bank International and/or in the form of securities (bonds) issued by Hypo Real Estate Bank International or PBI Lux. The maturity of the funding basically matches the maturity of the cashflows generated by the loans to be transferred. HVB AG has also agreed to refinance the new lendings of Hypo Real Estate Bank International that it underwrites in the year 2003 up to a volume of € 2,905 million. Credits, which come under the synthetic transfer agreement described below, are refinanced on the books of HVB AG. Under certain conditions, Hypo Real Estate Bank International can also draw additional funding of more than € 1.0 billion.

Funding is provided to Hypo Real Estate International only to the extent that HVB AG will thereby not exceed the large exposure limit in relation to the Hypo Real Estate Group as one borrower entity.

Hypo Real Estate Bank International is not liable for derivative business in connection with loans that come under the physical or synthetic transfer agreement. The latter of which has the content as described below.

Hypo Real Estate Bank International has provided an undertaking to HVB AG whereby it will take on certain guarantee credit agreements as well as the corresponding guarantees which HVB AG has provided for borrowers.

Synthetic transfer

On 18 September 2003, HVB AG, Hypo Real Estate Bank International and REC France signed a loan transfer and trust agreement with the following arrangement: The loan loss risk attributable to a foreign loan portfolio of HVB AG in the amount of approx. € 5.0 billion based on outstandings (as of 30 June 2003) will be underwritten by Hypo Real Estate Bank International by way of a guarantee being provided by Hypo Real Estate Bank International in return for payment of a guarantee commission by HVB AG ("synthetic transfer"). In conjunction with the guarantee, the purpose of the agreement is to ensure that Hypo Real Estate Bank International is in all respects to be placed in a position which is substantially equivalent to a position in which the loans had already been transferred physically to it in full.

Hypo Real Estate Bank International has provided an irrevocable guarantee to HVB AG regarding the fulfilment of all contractual and statutory payment obligations of a borrower in connection with the loans subject matter of the synthetic transfer. HVB AG has agreed to pay a guarantee commission with which a proportion of the nominal interest on the synthetically transferred loans referring to the counterparty risk is passed on. A proportion of the nominal interest referring to HVB AG's refinancing costs will remain with HVB AG.

With the loan transfer and trustee agreement, HVB AG has sold all its rights, obligations and claims arising from the designated loans to Hypo Real Estate Bank International. The purchase price is calculated on the basis of the level of the credit balance plus all interest accrued and overdue at the time at which the purchase price is paid based on the terms of the individual loan agreements.

Under the terms of the guarantee, Hypo Real Estate Bank International is obliged to pay the purchase price if a borrower is at least two months and one bank working day late in paying a contractually agreed and due payment of at least € 15,000 arising from a designated loan (event of default).

The loan transfer and trust agreement also specifies that the designated loans will be transferred as a whole to Hypo Real Estate Bank International subject to payment of the purchase price and, where appropriate, subject to approval of the syndicate banks. The transfer of a contract requires approval of each borrower. The transfer of the loans will only be effective if all requirements are fulfilled under the terms of the foreign jurisdiction that is applicable to the respective loan agreements. The parties have agreed, in individual cases, to comply with the necessary requirements and to provide necessary statements in accordance with the loan agreements or in accordance with the jurisdiction to which the agreements are subject.

Irrespective of the level that loans were drawn on at the time at which the agreement was signed, all rights, obligations and claims are transferred each with regard to the entire scope of the credit line to Hypo Real Estate Bank International.

If a borrower or a third party makes claims after a loan has been transferred to Hypo Real Estate Bank International, HVB AG will be dealt with in relation to Hypo Real Estate International as having no further obligations with regard to those claims, e.g. in particular Hypo Real Estate International has to indemnify HVB AG against any payment claims.

The purchase price is due to be paid when either the event of default occurs or by no later than 5 years after the agreement has become effective (with special aspects regarding certain loans in the UK and in France). Irrespective of the purchase price becoming due for payment, Hypo Real Estate Bank International is authorized at any time to prepay the purchase price for individual loans or for all loans. Any refinancing losses incurred in conjunction with loans being taken over by Hypo Real Estate Bank International shall be reimbursed to HVB AG. At the point at which the purchase price is paid, the loans which have been transferred in synthetic form up to that point will also be physically transferred to Hypo Real Estate Bank International.

Up to the point at which the corresponding loan arrangement has been transferred, HVB AG will continue to be the contractual partner of the respective borrower in all external dealings. Accordingly, the borrower will continue to make payments into the accounts which are kept at HVB AG. HVB AG shall act as a trustee in managing the inchoate right to the payment claims arising from the loan agreements to which Hypo Real Estate Bank International is entitled as a result of the conditional transfer of loan agreements, and is accordingly authorized to collect the amounts receivable in its own name and with the approval of Hypo Real Estate Bank International. Hypo Real Estate Bank International assumes responsibility for complete management, processing, support and monitoring of the loan agreements. It intends to appoint the RECs to handle these tasks as far as possible. Because Hypo Real Estate Bank International is the beneficial lender, basically all credit-relevant decisions will in future be taken by Hypo Real Estate Bank International on behalf of HVB AG.

When the purchase price is paid, HVB AG has to transfer all security to Hypo Real Estate Bank International, to the extent that such security has not been transferred with the loan as a result of its accessory nature and to the extent that any necessary approval has been obtained from the external provider(s) of the security. If further requirements have to be satisfied in accordance with the relevant foreign jurisdiction for the purpose of transferring the security, Hypo Real Estate Bank International will ensure that these requirements are satisfied at its own expense. HVB AG has agreed to provide assistance in order to enable these requirements to be satisfied, to the extent that this is legally necessary. At the request of Hypo Real Estate Bank International, HVB AG shall continue to retain certain security specified by Hypo Real Estate Bank International for syndicated loans for which HVB AG is the agent, to the extent that this is legally possible, even after the secured loans have been transferred, and shall hold this security in custody and manage them on a trustee basis for Hypo Real Estate Bank International and, where appropriate, also for syndicate banks; Hypo Real Estate Bank International is obliged to waive any liability claims in this respect and is also obliged to indemnify HVB AG against any liability claims of the syndicate banks. The work connected with administration of this security will be delegated to Hypo Real Estate Bank International, whereby Hypo Real Estate Bank International is authorized to further delegate such work to the RECs. A corresponding arrangement is also applicable for the position of HVB AG as the agent in the case of such loans. If a corresponding wish is not expressed, the rights and obligations arising from the agent role are also to be transferred from HVB AG to Hypo Real Estate Bank International in accordance with the terms of the underlying loan agreements when the loans are transferred.

Hypo Real Estate Bank International has provided an undertaking to HVB AG whereby it will take on certain guarantee credit agreements as well as the corresponding guarantees that HVB AG has provided for borrowers.

The loan transfer and trust agreement will terminate as soon as all designated loans, including the corresponding security, have been taken over by Hypo Real Estate Bank International.

Derivative master agreement

HVB AG has frequently also signed interest rate derivatives with the borrowers of the foreign loans transferred to Hypo Real Estate Bank International. HVB AG will continue to be the contractual partner of the derivative agreements. Because the ongoing risk assessment of a derivative transaction very much depends on the development of the financial circumstances of the borrower and the market conditions as well as the value of the real estate which has been financed and serves as security, HVB AG has a justified interest in participating in the risk-relevant state of current knowledge of Hypo Real Estate Bank International regarding the future development of the loan. Accordingly, HVB AG and Hypo Real Estate Bank International signed a derivative master agreement on 18 September 2003. If the payments of a customer are not sufficient to satisfy claims which become due from the loan agreement and from the derivative agreement, the claims will be satisfied proportionately to the worth of the claims of the parties. If in the underlying credit or derivative agreement a different ranking order is stipulated or if the customer gives expressly a different instruction, HVB AG and Hypo Real Estate Bank International will place each other in such a position, as if the customer had proportionally satisfied the due claims from the derivative and the credit transactions. If and to the extent that the proceeds from the liquidation of security granted in respect of the underlying loan agreement and/or derivative agreement are not sufficient to satisfy all claims made under the underlying loan agreement and the derivative agreement, HVB AG and Hypo Real Estate Bank International will place each other in such a position, the provisions in the respective security agreements notwithstanding, as if the claims from the derivative and credit transactions were secured proportionately to the amount of the outstanding claims of the parties.

The derivative master agreement also features certain notification obligations of Hypo Real Estate Bank International with regard to HVB AG concerning the development of the designated loans.

If HVB AG plans to cancel a derivative agreement, Hypo Real Estate Bank International may, at its request, take over the agreement.

The contract has a duration of 5 years. Derivative agreements, which have been concluded in regard of underlying loan agreements that have already been physically taken over by Hypo Real Estate Bank International, that will be still valid after the expiration of the underlying loan are to be taken over by Hypo Real Estate Bank International.

Transfer of part of the existing portfolio of Hypo Real Estate Bank International

On 30 June/1 July 2003, Hypo Real Estate Bank International and HVB Banque Luxembourg S.A., Luxembourg, ("HVB Luxembourg") signed a credit portfolio purchase agreement regarding the sale of the corporate client credit portfolio of Hypo Real Estate Bank International which existed at that time (in the amount of approx. € 3.0 billion) to HVB Luxembourg.

With the credit portfolio purchase agreement, Hypo Real Estate Bank International has sold all its rights, obligations and claims arising from the designated loans to HVB Luxembourg, and has undertaken to transfer these loans including the security which has been provided in their entirety. The effectiveness of the portfolio transfer is conditional on various criteria, including the signing of assignment and transfer agreements in accordance with the jurisdictions to which the designated loans are subject. The parties will provide each other with mutual support for the purposes of implementing the agreement and transferring the credit portfolio.

If it is not possible for the designated loans to be transferred, e.g. the borrower refuses to approve such a transfer, the parties have agreed to sign a funded subparticipation agreement. According to this agreement, HVB Luxembourg is to take on the loan loss risk with regard to all payment obligations of a borrower to Hypo Real Estate Bank International in connection with the designated loans.

The credit portfolio purchase agreement can only be terminated if both parties agree to assume that the spin-off will not be carried out.

Transfer of the US portfolio

According to a memorandum of understanding of 11/13 August 2003 signed by HVB AG, HVB Americas Inc. and Hypo Real Estate Bank International, it is planned that the US portfolio of the HVB Group in the amount of approx. € 4.6 billion (as of 31 May 2003) will be acquired by Hypo Real Estate Bank International after the spin-off. The committed loan volume of the US portfolio amounted to € 5.7 billion as of 31 May 2003. A pre-condition for the acquisition of the US portfolio is that refinancing must be assured by Hypo Real Estate Bank International. The US portfolio is then expected to be transferred directly to REC USA, probably on 1 November 2003.

Schuldscheindarlehen (loans evidenced by promissory notes) of Hypo Germany

HRE Bank and WestHyp shall give an undertaking to HVB AG that the volume of outstanding liabilities secured by the deposit guarantee fund, and in particular borrowers' note loans, will not be allowed to exceed €7.7 billion by 31 December 2005. The reason for this undertaking is that HVB AG will continue to be liable to the Bundesverband deutscher Banken e.V. for HRE Bank and WestHyp (with regard to the deposit guarantee fund) until that time.

Relationships arising from credit, derivative and capital market business

Even after the spin-off, there will continue to be credit relations between HVB AG and the units of the Hypo Real Estate Group; these relations may be of a short-term as well as a long-term nature. For instance, it is planned that HVB AG will extend a loan in the amount of € 200 million to the Company. Moreover, it is planned that HVB AG will provide Hypo Real Estate Bank International a subordinated loan in the amount of € 600 million. In addition, HVB AG can also act as a counterparty in interbank business.

In addition, HVB AG will act as a counterparty in derivative transactions. The Hypo Real Estate Group will be treated in the same way as any other external contractual party, and all transactions will be conducted on an arms-length basis.

There are also connections resulting from the capital market activities of the Hypo Real Estate Group with HVB AG, which for instance acts as the lead manager or arranger for security placings or as a market maker in trading of securities of the companies in the Hypo Real Estate Group. It is planned that these functions will continue to be exercised.

During the listing process of the Company, agreements were made with HVB AG regarding the activity of HVB AG as a designated sponsor and as a payment and depositary agent on normal market terms. An agreement was also reached between HVB AG and the Company regarding support provided by HVB AG as part of the spin-off process. As part of this agreement, HVB AG has had itself indemnified by the Company against any prospectus liability claims as part of an internal arrangement.

Service agreements

In certain areas, the Hypo Real Estate Group will continue to use services of companies in the HVB Group on an arms-length basis even after the spin-off has been completed. This is applicable particularly to services in the field of traditional banking business, such as payment transactions, money and foreign exchange transactions. There will also be relations between the Hypo Real Estate Group and the HVB Group in which the Hypo Real Estate Group will provide services for the HVB Group on an arms-length basis.

Some service agreements between the HVB Group and individual companies of the Hypo Real Estate Group will continue to exist for a transitional period in order to enable the Hypo Real Estate Group to set up its own service units. This is applicable particularly to the IT field. In addition, service agreements with individual companies of the HVB Group which provide services for external companies will be continued as part of normal business relations on an arms-length basis.

If the US portfolio of HVB AG is not acquired by Hypo Real Estate Bank International, REC USA will then be expected to provide servicing for the US portfolio which will then be retained by HVB AG until further notice. This is to be provided as part of a service agreement, for which REC USA is to receive a normal market fee.

Other relations with the HVB Group

Joint equity participations of companies in the HVB Group and companies in the Hypo Real Estate Group, none of which are financially significant, will continue to exist until further notice. This is also applicable for rental agreements between companies in the HVB Group and companies in the Hypo Real Estate Group.

In accordance with section 133 UmwG, the Company in its capacity as the receiving legal entity shall be jointly and severally liable for liabilities of HVB AG which originated before the spin-off became effective (see "Risk factors — Risks associated with the spin-off and the restructuring — Responsibility for former liabilities of HVB AG").

In addition, it is envisaged that HVB AG and the Company sign an agreement with the following arrangement: HVB AG will place the Company economically in the position as if also all other transactions connected with the spin-off had been executed with effect as of 1 January 2003.

With regard to the joint use of certain name components, see "Business activities — Brand protection and patents".

Preliminary comment

Hypo Real Estate Holding AG will not commence its operations until the spin-off has been entered in the commercial register. All financial information described in this prospectus refers to information taken from the consolidated financial statements for the period ending 31 December 2002, and the consolidated interim report for the period ending 30 June 2003 for the segment "Hypo Group" as part of HVB AG.

The following pro-forma financial data for the financial years 2001 and 2002 are based on the segment data for the segment "Hypo Group" taken from the consolidated financial statements of HVB AG for the financial year 2002, which are also contained in this Prospectus (including comparison figures for the financial year 2001), and the depth of detail of these data has been extended. The underlying assumptions for the pro-forma financial data of the segment "Hypo Group" are set out in the consolidated financial statements. The consolidated financial statements of HVB AG for the financial year 2002 (including the comparison figures for the financial year 2001) have been audited by KPMG, and KPMG has issued an unqualified auditor's opinion with respect to such financial statements.

The combined financial figures of the Hypo Real Estate Group as of 30 June 2003 have been prepared for purposes of the stock exchange admission and on the basis of the "Explanations to the combined financial figures as of 30 June 2003", and, in principle, correspond to the financial figures of the segment "Hypo Group" taken from the unaudited consolidated interim report of HVB AG. The combined financial figures of the Hypo Real Estate Group as of 30 June 2003 have been reviewed by KPMG; the certification issued by KPMG in this respect is contained in the financial section of this Prospectus. The comparison figures stated for the previous year correspond to the pro-rata results of the financial year 2002 of the segment "Hypo Group". The consolidated interim report of HVB AG for the period ending 30 June 2003 (with comparison figures) is also contained in this Prospectus. The unaudited consolidated interim report as well as the audited consolidated financial statements of HVB AG are together also referred to herein as the "Financial Statements".

HVB AG prepares its financial statements in accordance with the prevailing requirements of the International Accounting Standards Board (IASB). The International Financial Reporting Standards (IFRS) published by the IASB comprise the former International Accounting Standards (IAS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) as well as the standards and interpretations published by the IASB.

The following financial information of the Hypo Real Estate Group is comparable with the segment "Hypo Group" on the corresponding reference dates in the consolidated interim report of HVB AG for the period ending 30 June 2003 and the consolidated financial statements of HVB AG for the period ending 31 December 2002, which are contained elsewhere in this Prospectus, because the facts which are taken into consideration in the combined financial figures and which will only become effective in the future, such as transactions subject to company law or transfers of portfolios, have also been taken into consideration in the segment "Hypo Group".

Underlying principles of the combined financial figures

These combined financial figures have been calculated on the basis of the figures applicable to the group of consolidated companies in the Hypo Real Estate Group within the group of Bayerische Hypo- und Vereinsbank Aktiengesellschaft. These figures and other provided details are based on the assumptions and explanations set out in the following. Also, the IFRS as of 30 June 2003 have been used.

The combined financial figures are consistent with the current group of consolidated companies and are also based on the assumption that an agreement regarding the transfer of the real estate financing portfolio "Western Europe" will be signed by the HVB Group and the Hypo Real Estate Group. They reflect the expectation as of 30 June 2003 regarding the procedures and decisions which would be relevant up to the point of the actual spin-off. When the figures were put together, these decisions were deemed to have already taken place as of 1 January 2003.

Decisions which have been or will be taken after 30 June 2003 may mean that the effects in future actual financial statements may differ from the assumptions made in the combined financial figures.

Moreover, the combined financial figures do not claim to present the development of Hypo Real Estate Group which would have taken place if the two groups had actually been separated before the beginning of the relevant period (as of 1 January 2003). They are also not intended to present an idea of the future development of the Hypo Real Estate Group.

Assumptions and explanations regarding the combined financial figures

The major assumptions underlying the combined financial figures as well as the resulting adjustments are set forth in detail below:

Group of consolidated companies

The group of consolidated companies of the Hypo Real Estate Group comprises the following companies with the correspondingly calculated shareholdings.

- DIA Vermögensverwaltungs-GmbH, Munich
- HVB Bank Ireland puc, Dublin (99.99%) (in future: "Hypo Real Estate Bank International")
- Pfandbrief Bank International S.A., Luxembourg (95.7%)
- FGH Bank N.V., Utrecht (96.91%)
- Real Estate Capital Limited, London (99.99%) (in future: "Hypo Real Estate Capital Limited")
- HVB Real Estate Bank Aktiengesellschaft, Munich (96.91%) (in future: "Hypo Real Estate Bank Aktiengesellschaft")
- Westfälische Hypothekenbank Aktiengesellschaft, Dortmund (100.00%)
- WestHyp Immobilien Management GmbH & Co. KG, Dortmund (100.00%)
- Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart (83.28%)

The group of consolidated companies has been defined on the basis of materiality considerations.

Changes to the group of consolidated companies, which are not related to the spin-off are, with respect to timing, shown in the presentation as in the actual financial statements.

Internal procedures

Significant expenses and income items as well as significant assets and liabilities which exist between companies included in the Hypo Real Estate Group have been consolidated in the combined financial figures.

Transfer of the non-real-estate related loan portfolios of Hypo Real Estate Bank International

As part of the process whereby Hypo Real Estate Bank International will be associated with Hypo Real Estate Group, it has been contractually agreed that the non-real-estate related loan portfolios of Hypo Real Estate Bank International are transferred to HVB Luxembourg. The loans, including the related derivatives, were sold at market value. It was assumed that amounts owed to other depositors are reduced to the same extent. A corresponding arrangement is applicable for the relevant derivatives. For the combined financial figures, it was assumed that placements with, and loans and advances to, other banks of € 753 million and loans and advances to customers of € 1,386 million had already been sold as of 1 January 2003.

Transfer of the real estate financing portfolio "Western Europe"

The real estate financing portfolio "Western Europe", which is booked in the branches of HVB AG in London, Paris and Milan and also in the headquarters in Munich, is to be transferred physically and synthetically to Hypo Real Estate Bank International.

The physical transfer is to be effected by selling the portfolios at market value on the relevant transfer date.

The synthetic transfer is to be effected by way of a guarantee agreement in conjunction with a conditional sale. This transaction is reflected in the financial figures by way of the statement of corresponding contingent liabilities (in accordance with IAS 37).

To the extent that the risk attached to the loans booked in the selling units has already been defrayed to third parties by way of securitization, these loans will not be the subject of the transfer arrangement.

As of 30 June 2003, the following assumptions were made with respect to the portfolio described above: Of a total volume of € 8,153 million, the physical transfer will involve € 3,113 million, and the synthetic transfer will involve € 5,040 million.

It has been assumed that the physical as well as the synthetic transfers of the portfolios took place as of 1 January 2003. Since that time, the related expenses and income items have been allocated to Hypo Real Estate Group. The contributions to earnings have been based on the data taken from segment reporting for the segment "Hypo Group" of HVB AG. The actual figures which subsequently result on the basis of the actual transfer of the real estate financing portfolio may differ from the combined financial figures, and this means that the effects may differ in future actual financial statements.

It has been assumed that HVB AG will provide the necessary refinancing resources for the physical transfer to Hypo Real Estate Group, subject to the existing terms and on a congruent currency basis. Part of the future refinancing funds is to be provided in the form of a subordinated loan (€ 600 million).

Risk shield

With agreement dated April 2003, HVB AG has provided an undertaking to HRE Bank and WestHyp for settling net losses incurred in the financial years 2003 and 2004 at HRE Bank and, subordinately, also at WestHyp, to the extent the net losses were caused by bad loan charges set aside for specific loans in these years. To the extent the maximum of € 460 million specified for the year 2003 is not utilized, the maximum amount of € 130 million available for the year 2004 will be increased accordingly. This obligation is restricted to a total amount of € 590 million.

It was assumed that the risk shield will be utilized in an amount of € 460 million as of 31 December 2003.

Foundation and project costs of the spin-off

The pro-rata foundation and project costs attributable to the Hypo Real Estate Group in connection with the spin-off are assumed to be a total of € 12.15 million as of 30 June 2003. The cost is stated under other income/expenses as part of restructuring expenses. The full year figure forecast for the foundation costs is € 10 million, and the remaining € 14.3 million represent the expected project costs. It has been assumed that no restructuring costs will be incurred with respect to FGH Bank.

Transfer of pension provisions

Pension provisions set aside at HVB AG for employees who will be employed in the Hypo Real Estate Group are to be transferred to the Hypo Real Estate Group. The combined financial figures as of 30 June 2003 do not reflect the future break-down of the pension provisions.

Tax effects

In the combined financial figures as of 30 June 2003, it has been assumed that the assumptions made for the purpose of preparing these combined financial figures will be recognised for tax purposes at HVB Group and also at Hypo Real Estate Group.

Hedge accounting in accordance with IAS 39

For the combined financial figures as of 30 June 2003, it has been assumed that the underlying hedging concepts (cashflow hedge, fair-value hedge) can be continued in the Hypo Real Estate Group.

It is assumed that the documentation regarding the hedge arrangements necessary after the spin-off will be completed at the time of the first consolidated financial statements of Hypo Real Estate Group and that the necessary effectiveness tests and back-testing are carried out in accordance with the requirements of IAS 39.

Pro-forma financial data for Hypo Real Estate Group for the period ending 31 December 2002, including a comparison with the previous year

Income statement

Income / expenses	2002	2001	Change	
	(€ million)	(€ million)	(€ million)	(%)
Net interest income	736	804	– 68	– 8.5
Provisions for losses on loans and advances	– 505	– 291	– 214	73.5
Net interest income after provisions for losses on loans and advances	**231**	**513**	**– 282**	**– 55.0**
Net commission income	12	17	– 5	– 29.4
Trading profit	0	– 1	1	– 100.0
General administration expenses	– 254	– 247	– 7	2.8
Balance of other operating income/expenses	14	52	– 38	– 73.1
Operating result	**3**	**334**	**– 331**	**– 99.1**
Net income from investments	62	66	– 4	– 6.1
Additions to restructuring provisions	– 3	– 10	7	– 70.0
Balance of other income/expenses	– 2	– 3	1	– 33.3
thereof: Restructuring expenses	*0*	*0*	*0*	*0.0*
Result of ordinary activities/ Net income/loss before taxes	**60**	**387**	**– 327**	**– 84.5**
Taxes on income	– 40	– 145	105	– 72.4
Net income/loss	20	242	– 222	– 91.7

Notes to the income statement

Net interest income

In the financial year 2002, net interest income fell, compared with the previous year, by 8.5% from € 804 million to € 736 million. This development is attributable primarily to interest losses in the loan portfolio of Hypo Germany. In addition, downgraded credit ratings of consolidated companies increased refinancing costs, and these higher costs could not be passed on to customers to the same extent.

Provisions for losses on loans and advances

Provisions for losses on loans and advances increased, compared with the previous year, by € 214 million from € 291 million to € 505 million, in order to take account of the still difficult market situation, particularly in Eastern Germany.

Net commission income

Net commission income in the financial year 2002 declined by 29.4% from € 17 million to € 12 million, primarily as a result of expenses caused by outplacing measures.

General administrative expenses

General administrative expenses increased by 2.8% compared with the previous year, from € 247 million to € 254 million. This is mainly due to the restructuring of the real estate financing business at HVB Group and the associated process of incorporating several organizational staff functions into HRE Bank.

Balance of other operating income/expenses

The main reason for the 73.1% decline (compared with the previous year) in the positive balance of other operating income/expenses in the financial year 2002 (from € 52 million to € 14 million) are lower profits generated by sales of own real estate.

Net income from investments

Net income from investments fell by 6.1% compared with the previous year, namely from € 66 million to € 62 million. The main reasons for this decline were significantly higher profits generated by own bonds in the previous year, sales of loans evidenced by promissory notes (*Schuldscheindarlehen*), and the negative development in the market value of financial instruments valued in accordance with IAS 39.

Additions to restructuring provisions

Additions to restructuring provisions fell by € 7 million compared with the previous year, namely from € 10 million to € 3 million. The much higher additions in the financial year 2001 were primarily attributable to the merger between the predecessor institutions Nürnberger Hypothekenbank AG, Süddeutsche Bodencreditbank AG and Bayerische Handelsbank AG to form HRE Bank.

Balance of other income /expenses

The negative balance of other income/expenses in an amount of € 3 million in the financial year 2001 improved by € 1 million to a negative balance of € 2 million.

Taxes on income

Taxes on income in the financial year 2002 declined by € 105 million from € 145 million to € 40 million, mainly as a result of lower pre-tax earnings.

Balance sheet

Assets	2002	2001	Change	
	(€ million)	(€ million)	(€ million)	(%)
Cash reserve	114	685	– 571	– 83.4
Placements with, and loans and advances to, other banks	29,469	24,144	5,325	22.1
thereof: *Real estate loans*	379	376	3	0.8
Public Sector loans	20,857	22,334	– 1,477	– 6.6
Loans and advances to customers	101,359	103,416	– 2,057	– 2.0
thereof: *Real estate loans*	64,637	65,071	– 434	– 0.7
Public Sector loans	34,542	37,485	– 2,943	– 7.9
Provisions for losses on loans and advances	– 1,510	– 1,039	– 471	45.3
Investments	39,024	37,513	1,511	4.0
Property, plant and equipment	142	148	– 6	– 4.1
Intangible assets	53	18	35	> 100.0
Other assets	6,016	2,880	3,136	> 100.0
Deferred tax assets	2,837	1,748	1,089	62.3
Total assets	**177,504**	**169,513**	**7,991**	**4.7**

Notes to the balance sheet assets

Placements with, and loans and advances to, other banks

As of the balance sheet date 31 December 2002, placements with, and loans and advances to, other banks were up 22.1% compared with the previous year, namely from € 24.1 billion to € 29.5 billion. This is due particularly to higher liquidity holdings on the balance sheet date. On the other hand, as a consequence of a restrictive policy, public sector loans declined by 6.6% from € 22.3 billion to € 20.8 billion.

Loans and advances to customers

Loans and advances to customers were down 2.0% compared with the previous year, namely from € 103.4 billion to € 101.4 billion; this is due mainly to restrictive policy in the field of public sector lending. Public sector loans declined by 7.9% from € 37.5 billion to € 34.5 billion.

Provisions for losses on loans and advances

Provisions for losses on loans and advances in the financial year 2002 were increased by € 471 million from € 1.0 billion to € 1.5 billion.

Investments

The 4.0% increase in investments, namely from € 37.5 billion to € 39.0 billion, is attributable primarily to the purchase of fixed-interest securities which is a normal part of public sector lending business.

Intangible assets

Compared with the previous year, intangible assets were up by € 35 million from € 18 million to € 53 million. This is due particularly to the capitalization of the EDP system of HRE Bank.

Other assets

In the financial year 2002, other assets increased by € 3.1 billion from € 2.9 billion to € 6.0 billion, mainly due to a change in the accounting method used for hedge accounting.

Deferred tax assets

Claims for refunds of taxes on income were up 62.3% compared with the previous year, namely from € 1.7 billion to € 2.8 billion; this is due primarily to the change in the deferred tax assets for derivatives used for hedging purposes.

Liabilities	**2002**	**2001**	**Change**	
	(€ million)	**(€ million)**	**(€ million)**	**(%)**
Deposits from other banks	21,550	15,580	5,970	38.3
Amounts owed to other depositors	10,216	9,150	1,066	11.7
Promissory notes and other liabilities evidenced by paper, *incl.:*	131,103	135,236	– 4,133	– 3.1
Bearer bonds in issue, thereof				
Mortgage bonds (Hypothekenpfandbriefe)	*18,616*	*15,299*	*3,317*	*21.7*
Public sector bonds (Öffentliche Pfandbriefe)	*63,421*	*69,140*	*– 5,719*	*– 8.3*
Registered instrument paper in issue, thereof:				
Mortgage bonds (Hypothekenpfandbriefe)	*15,513*	*15,609*	*– 96*	*– 0.6*
Public sector bonds (Öffentliche Pfandbriefe)	*11,851*	*11,499*	*352*	*3.1*
Provisions	162	152	10	6.6
Other liabilities	10,441	6,261	4,180	66.8
Subordinated capital	1,954	1,815	139	7.7
Deferred tax liabilities	1,939	1,088	851	78.2
Minority interests	149	98	51	52.0
Shareholders' equity	– 10	133	– 143	>– 100.0
Subscribed capital[1]	*0*	*0*	*0*	*0.0*
Additional paid-in capital	*706*	*706*	*0*	*0.0*
Retained earnings	*277*	*277*	*0*	*0.0*
Changes in the valuation of financial instruments	*– 993*	*– 850*	*– 143*	*16.8*
Consolidated profit	*0*	*0*	*0*	*0*
Total shareholders' equity and liabilities	**177,504**	**169,513**	**7,991**	**4.7**

1) The nominal share capital of DIA GmbH amounted to € 26,000.00 as of 1.1.2003, and was increased to € 100,000.00 by way of contribution of HRE Bank as contribution in kind in an amount of € 74,000.00.

Notes to the balance sheet liabilities

Deposits from other banks

Deposits from other banks were up € 6.0 billion compared with the previous year, from € 15.6 billion to € 21.6 billion, reflecting in particular short-term liabilities taken on especially with respect to the reference date, 31 December 2002.

Amounts owed to other depositors

Amounts owed to other depositors increased 11.7% compared with the previous year, namely from € 9.2 billion to € 10.2 billion. This is due to reference date effects at all consolidated companies.

Promissory notes and other liabilities evidenced by securities

The € 4.1 billion reduction in promissory notes and other liabilities evidenced by securities, namely from € 135.2 billion to € 131.1 billion, has taken account of the stated aim of reducing the portfolio.

Provisions

Provisions increased by 6.6% compared with the previous year, from € 152 million to € 162 million. This increase is attributable mainly to normal operations (provisions for vacation entitlement, pension provisions, etc.). A figure of € 3 million is stated for the addition to restructuring provisions at Hypo Germany.

Other liabilities

Other liabilities increased by € 4.1 billion in the financial year 2002, from € 6.3 billion to € 10.4 billion, due mainly to a change in the accounting method used for hedge accounting.

Subordinated capital

Compared with the previous year, subordinated capital increased by 7.7% from € 1.8 billion to € 2.0 billion, primarily as a result of the issuance of new subordinated capital at WürttHyp.

Deferred tax liabilities

The € 851 million increase in obligations relating to taxes on income, namely from € 1.1 billion to € 1.9 billion, is attributable primarily to the change in deferred tax liabilities for derivatives used for hedging purposes.

Minority interests

As a result of changes in the valuation of shareholders' equity, minority interests increased by € 51 million from € 98 million to € 149 million.

Shareholders' equity

Shareholders' equity of € 983 million before changes to the valuation of financial instruments remained unchanged compared with the previous year. The negative balance of changes in the valuation of financial instruments increased by € 143 million from € 850 million to € 993 million. This change is attributable primarily to the partial fair-value statement of assets and debt as well as derivative financial instruments as required by IAS 39.

Contingent liabilities and irrevocable loan commitments	**2002**	**2001**
	(€ million)	
Contingent liabilities	438	527
thereof: Attributable to guarantees and warranty agreements	*438*	*527*
Other obligations	2,158	2,757
thereof: Irrevocable loan commitments	*2,155*	*2,718*
Total	**2,596**	**3,284**

Cashflow statement

	2002	2001
	(€ million)	
Cash and cash equivalents on 1.1.	**685**	**749**
+/– Cashflow from operating activities	296	923
+/– Cashflow from investing activities	– 654	– 456
+/– Cashflow from financing activities	– 213	– 531
Cash and cash equivalents on 31.12.	**114**	**685**

Combined financial figures of the Hypo Real Estate Group as of 30 June 2003, including a comparison with the previous year

Income statement

Income / expenses	1.1.-30.6. 2003[1]	2002 (50 %)[2]	Change	
	(€ million)	(€ million)	(€ million)	(%)
Net interest income	373	368	5	1.4
Provisions for losses on loans and advances	– 130	– 253	123	– 48.6
Net interest income after provisions for losses on loans and advances	**243**	**115**	**128**	**>100.0**
Net commission income	14	6	8	>100.0
Trading profit	0	0	0	0.0
General administrative expenses	– 127	– 127	0	0.0
Balance of other operating income/expenses	– 5	7	– 12	>–100.0
Operating result	**125**	**1**	**124**	**>100.0**
Net income from investments	2	31	– 29	– 93.5
Additions to restructuring provisions	0	– 1	1	– 100.0
Balance of other income/expenses	– 15	– 1	– 14	>100.0
Thereof: Restructuring expenses	– 49	0	– 49	>100.0
Result of ordinary activities/net income/loss before taxes	**112**	**30**	**82**	**>100.0**
Taxes on income	– 30	– 20	– 10	50.0
Net income/loss	**82**	**10**	**72**	**>100.0**

[1] Combined financial figures
[2] 50 % of the pro-forma financial data of the segment "Hypo Group"

Notes to the income statement

Net interest income

In the first half of 2003, net interest income increased by 1.4 % compared with the corresponding previous year's period, namely from € 368 million to € 373 million. This development is attributable primarily to an exceptional item of € 20 million resulting from a portfolio sale. If this exceptional item is taken out of the equation, net interest income declined by € 15 million compared with the corresponding previous year's period. This is due to interest losses at Hypo Germany as well as increased refinancing costs resulting from lower credit ratings of consolidated companies in the HVB Group.

Provisions for losses on loans and advances

For the first half of 2003, provisions for losses on loans and advances are stated as a net figure after netting the risk shield of HVB AG in an amount of € 230 million, and accordingly declined by € 123 million from € 253 million to € 130 million. If the risk shield is disregarded, provisions for losses on loans and advances increased by € 107 million compared with the first half of the previous year, namely from € 253 million to € 360 million, mainly as a result of a further increase in the need for provisions for losses on loans and advances at Hypo Germany.

Net commission income

Net commission income increased by € 8 million compared with the equivalent half of the previous year, from € 6 million to € 14 million; this increase is mainly due to higher commission income generated by international business.

Balance of other operating income/expenses

The main reason behind the change in the balance of other operating income/expenses, which was positive in the corresponding period last year, from € 7 million to a negative balance of € 5 million, is the fact that no profits were generated by sales of Hypo Real Estate Group's own real estate. Negative effects resulted particularly from changes in the valuation of foreign currency items.

Net income from investments

Net income from investments fell by € 29 million compared with the corresponding half of the previous year, from € 31 million to € 2 million; this is due particularly to lower profits from sales of bonds, losses incurred in taking back own bonds and losses resulting from swap terminations at Hypo International.

Balance of other income/expenses

The negative balance of other income/expenses increased by € 14 million compared with the first half of 2002 from € 1 million to € 15 million. This figure contains pro-rata restructuring costs of € 31 million, extraordinary write-downs on EDP software (€ 17 million) as well as the income attributable to the writing back of a difference stated on the liabilities' side of the balance sheet due to the acquisition of the remaining shares in WestHyp (€ 35 million) held by external shareholders.

Taxes on income

Taxes on income increased in the first half of 2003 compared to the first half of 2002 by € 10 million from € 20 million to € 30 million, primarily as a result of income which was generated abroad but which is not permitted to be offset for tax purposes against losses in Germany.

Balance sheet

Assets	**30.6.2003**	**2002**	**Change**	
	(€ million)	**(€ million)**	**(€ million)**	**(%)**
Cash reserve	151	114	37	32.5
Placements with, and loans and advances to, other banks	28,774	29,469	– 695	– 2.4
Thereof: Real estate loans	*381*	*379*	*2*	*0.5*
Public sector loans	*20,082*	*20,857*	*– 775*	*– 3.7*
Loans and advances to customers	91,629	101,359	– 9,730	– 9.6
Thereof: Real estate loans	*59,939*	*64,637*	*– 4,698*	*– 7.3*
Public sector loans	*31,098*	*34,542*	*– 3,444*	*– 10.0*
Provisions for losses on loans and advances	– 1,579	– 1,510	– 69	4.6
Investments	39,593	39,024	569	1.5
Property, plant and equipment	142	142	0	0.0
Intangible assets	40	53	– 13	– 24.5
Other assets	7,723	6,016	1,707	28.4
Deferred tax assets	3,590	2,837	753	26.5
Total assets	**170,063**	**177,504**	**– 7,441**	**– 4.2**

Notes to the balance sheet assets

Placements with, and loans and advances to, other banks

On the balance sheet date 30 June 2003, placements with, and loans and advances to, other banks were down by 2.4 % compared with 31 December 2002, from € 29.5 billion to € 28.8 billion. This is attributable primarily to a further reduction in public sector loans.

Loans and advances to customers

In the first half of 2003, loans and advances to customers declined by € 9.7 billion from € 101.3 billion to € 91.6 billion. This decline is attributable mainly to the regressive development in public sector lending (10.0 %) and real estate financing business (7.3 %).

Provisions for losses on loans and advances

Provisions for losses on loans and advances in the first half of the financial year 2003 increased by 5.2 % from € 1.5 billion to € 1.6 billion.

Investments

The € 569 million increase in investments from € 39.0 billion to € 39.6 billion is attributable primarily to investments in "available-for-sale" assets and "held-to-maturity" assets.

Intangible assets

Compared with the figure on 31 December 2002, intangible assets declined by € 13 million from € 53 million to € 40 million, due primarily to extraordinary depreciation in the IT field.

Other assets

In the first half of 2003, other assets increased by € 1.7 billion from € 6.0 billion to € 7.7 billion, primarily as a result of changes in the value of hedge derivatives.

Deferred tax assets

Deferred tax assets increased by € 753 million compared with 31 December 2002, from € 2.8 billion to € 3.6 billion; this increase was attributable primarily to the change in deferred tax assets for hedge derivatives.

Liabilities	**30.6.2003**	**2002**	**Change**	
	(€ million)	**(€ million)**	**(€ million)**	**(%)**
Deposits from other banks	22,894	21,550	1,344	6.2
Amounts owed to other depositors	8,646	10,216	– 1,570	– 15.4
Promissory notes and other liabilities evidenced by paper incl.:	118,929	131,103	– 12,174	– 9.3
Bearer bonds in issue, thereof:				
Mortgage bonds (Hypothekenpfandbriefe)	*18,127*	*18,616*	*– 489*	*– 2.6*
Public sector bonds (Öffentliche Pfandbriefe)	*61,471*	*63,421*	*– 1,950*	*– 3.1*
Registered paper in issue, thereof::				
Mortgage bonds (Hypothekenpfandbriefe)	*15,063*	*15,513*	*– 450*	*– 2.9*
Public sector bonds (Öffentliche Pfandbriefe)	*11,353*	*11,851*	*– 498*	*– 4.2*
Provisions	164	162	2	1.2
Other liabilities	11,931	10,441	1,490	14.3
Subordinated capital	2,471	1,954	517	26.5
Deferred tax liabilities	2,432	1,939	493	25.4
Minority interests	113	149	– 36	– 24.2
Shareholders' equity	2,483	-10	2,493	>– 100.0
Subscribed capital[1]	*0*	*0*	*0*	*0.0*
Additional paid-in capital	*3,712*	*706*	*3,006*	*>100.0*
Retained earnings	*255*	*277*	*– 22*	*– 7.9*
Changes in the valuation of financial instruments	*– 1,563*	*– 993*	*– 570*	*57.4*
Consolidated profit	*79*	*0*	*79*	*>100.0*
Total shareholders' equity and liabilities	**170,063**	**177,504**	**– 7,441**	**– 4.2**

1) The nominal share capital of DIA GmbH amounted to € 26,000.00 as of 1.1.2003 and was increased to € 100,000.00 by way of contribution of HRE Bank as contribution in kind in an amount of € 74,000.00.

Notes to the balance sheet liabilities

Deposits from other banks

Deposits from other banks increased by 6.2 % compared with 31 December 2002, from € 21.6 billion to € 22.9 billion, the increase being mainly attributable to reference date effects.

Amounts owed to other depositors

In the first half of 2003, amounts owed to other depositors declined by 15.4 % from € 10.2 billion to € 8.6 billion. This is due primarily to a restrictive lending policy.

Promissory notes and other liabilities evidenced by securities

Compared with 31 December 2002, promissory notes and other liabilities evidenced by securities were down by 9.3 % from € 131.1 billion to € 118.9 billion, due mainly to a portfolio reduction.

Other liabilities

In the first half of the financial year 2003, other liabilities increased by € 1.6 billion from € 10.4 billion to € 11.9 billion, due primarily to changes in the value of derivatives held for hedging purposes.

Subordinated capital

Compared with 31 December 2002, subordinated capital increased by € 517 million from € 2.0 billion to € 2.5 billion. This is due primarily to new subordinated capital of € 600 million granted to Hypo Real Estate Bank International by HVB AG as part of the portfolio transfer process.

Deferred tax liabilities

Compared with 31 December 2002, obligations in relation to taxes on income increased by € 493 million from € 1.9 billion to € 2.4 billion, primarily as a result of the change in deferred tax liabilities for derivatives held for hedging purposes.

Minority interests

As a result of changes in the value of shareholders' equity, minority interests declined by € 36 million from € 149 million to € 113 million.

Shareholders' equity

In the first half of 2003, a figure of € 3.0 billion was paid into the capital surplus at DIA GmbH. Shareholders' equity accordingly increased to € 3.7 billion excl. changes to the value of financial instruments (in accordance with IFRS), retained earnings declined by 7.9 % from € 277 million to € 255 million mainly as a result of distributions made out of profits in the financial year 2002. The negative balance of changes in the valuation of financial instruments increased by € 570 million from € 993 million to € 1.6 billion. This change is attributable primarily to the partial fair-value statement of assets and debt as well as derivative financial instruments as required by IAS 39.

Contingent liabilities and irrevocable commitments	**30.6.2003**	**2002**
	(€ million)	
Contingent liabilities	5,215	438
thereof: Attributable to guarantees and warranty agreements	*5,215*	*438*
Other obligations	1,856	2,158
thereof: Irrevocable loan commitments	*1,854*	*2,155*
Total	**7,071**	**2,596**

Notes

The € 4.8 billion increase in contingent liabilities from guarantees and warranties from € 0.4 billion to € 5.2 billion is due to the fact that warranties have been issued to HVB AG for the portfolios to be transferred synthetically; these are stated as contingent liabilities.

Cashflow statement

	2003
	(€ million)
Cash and cash equivalents on 1.1.	**114**
+/– Cashflow from operating activities	– 2,902
+/– Cashflow from investing activities	– 492
+/– Cashflow from financing activities	3,431
Cash and cash equivalents on 30.6.	**151**

Provisional opening balance sheet of Hypo Real Estate Holding AG i.Gr. as of 1 January 2003

Assets	1.1.2003
	€
A. Fixed assets	
I. Investments	
Investments in affiliated companies	3,712,000,000.00
B. Current assets	
I. Accounts receivable and other assets	102,258,376.24
Placements with, and loans and advances to, other banks	*102,258,376.24*
Total assets:	**3,814,258,376.24**

Liabilities	1.1.2003
	€
A. Shareholders' equity	
I. Subscribed capital	402,216,525.00
Ordinary shares (130,433,775 of € 3.00 each)	*391,301,325.00*
Preferred shares (3,638,400 of € 3.00 each)	*10,915,200.00*
II. Capital surplus	3,309,783,475.00
III. Profit participation capital	102,258,376.24
Total liabilities:	**3,814,258,376.24**

Capital resources specified by bank supervisory law

Capital resources specified by bank supervisory law are monitored by Hypo Real Estate Group on the basis of the guidelines defined by the BIZ and also the European Council directives as implemented by the BAKred. With regard to the capital resource requirements applicable to Hypo Real Estate Group in accordance with the KWG (see "Regulatory framework – Supervision of banking operations – Germany").

The BIZ capital ratio is the most important measure of capital resources for international credit institutions. This ratio compares the credit institution's capital resources specified by bank supervisory law with the bank's counterparty and market risk (together designated as risk assets by Hypo Real Estate Group). The counterparty risk is measured by the assets and off-balance sheet exposures, weighted according to broad categories of relative credit risk. The capital resources of a bank specified by bank supervisory law is broken down into three categories (Tier I capital, Tier II capital and Tier III capital). Tier I capital consists primarily of share capital and reserves; Tier II capital consists mainly of profit participation capital, long-term subordinated liabilities and reserves attributable to the revaluation of listed securities, and Tier III capital consists primarily of short-term subordinated liabilities. The minimum BIZ ratio for total capital (Tier I + Tier II + Tier III) is 8% of risk assets, and the minimum BIZ Tier I ratio is 4% of risk assets. According to the BIZ guidelines, the amount of subordinated liabilities which can be included in Tier II capital is limited to 50% of Tier I capital. Tier II total capital is limited to 100% of Tier I capital.

As permitted by BaFin, the Hypo Real Estate Group calculates its capital ratios for the purpose of bank supervisory law and capital adequacy figures in accordance with HGB.

TAXATION IN THE FEDERAL REPUBLIC OF GERMANY

The following section "Taxation in the Federal Republic of Germany" contains a brief summary of several important taxation principles that are, or may become, relevant for acquiring, holding, and disposing of shares. This section, however, is not meant to be a comprehensive and complete description of all German tax law aspects that might be relevant for shareholders. This summary is based upon German tax law and upon provisions of double taxation treaties entered into between Germany and other countries applicable as of the date of this prospectus. In both areas, the law may change, possibly with retroactive effect.

Potential purchasers of shares are urged to consult their own tax advisers about the tax law consequences of acquiring, holding, and disposing of, as well as transferring gratuitously shares and the possible refund in respect of German withholding tax. Such tax advisers are in a position to adequately take into account the special tax situation of the particular shareholder.

Taxation of the Company

German corporations are generally subject to German corporate income tax at a uniform rate of 25% on retained as well as distributed profits plus a solidarity surcharge of 5.5% on the corporate income tax liability (in total approx. 26.38%). Solely for the year 2003, the uniform corporate income tax rate is 26.5% plus solidarity surcharge of 5.5% on the corporate income tax liability (in total approx. 27.96%).

In addition, German corporations are subject to trade income tax. The rate of trade income tax varies depending on the municipality in which the corporation has permanent establishments. Generally, the trade income tax rate ranges from 15% to 20% of the income assessed for trade income tax purposes, depending on the rate of the municipality. In determining the income relevant for corporate income tax purposes, the trade income tax is deductible as a business expense.

Since the corporate income tax imputation system (*Körperschaftsteueranrechnungsverfahren*) has been abolished and the so-called half income system (*Halbeinkünfteverfahren*) has been introduced in connection therewith, dividend distributions by German resident corporations to the Company are generally exempt from corporate income tax. Dividend distributions are generally exempt from trade income tax, if the Company holds, as of the beginning of the relevant assessment period, at least 10% of the share capital of the distributing corporation. Corporate income tax might be reduced by dividend distributions by the Company. On the other hand, dividend distributions by subsidiaries to the Company could lead to an increase of corporate income tax resulting in a corresponding increase of the corporate income tax credit. The Bill on the Reduction of Tax Privileges And Exceptions (*Gesetz zum Abbau von Steuervergünstigungen und Ausnahmeregelungen*, StVergAbG) from 16 May 2003 inter alia provides for additional limitations of the realization of a corporate income tax credit. During the period of the so-called moratorium, a corporate income tax credit cannot be realized any longer. Correspondingly, dividend distributions by subsidiaries do not lead to additional corporate income tax (*Nachversteuerung*). The moratorium applies to all dividend distributions occurring before 1 January 2006. After the expiry of the moratorium, the corporate income tax credit account could be realized until 31 December 2019. A reduction of the corporate income tax at the level of the distributing Company is limited to one sixth of the ordinary dividend distribution and, in addition, to the amount which results from the ratable distribution of the corporate income tax credit as of the end of the preceding year to the remaining years until 31 December 2019. The increase of corporate income tax could occur independently from the Bill on the Reduction of Tax Privileges and Exceptions in respect of distributions by the Company from prior equity baskets of not yet taxed income.

Distributions by foreign corporations to the Company are subject to a corporate income tax at a rate of 5% (plus solidarity surcharge) and trade income tax. The exceeding portion is – in case certain further requirements are met – generally exempt from trade income tax, if the Company holds at least 10% of the nominal capital of the distributing Company as of the beginning of the relevant assessment period.

With respect to loss carryforwards of the Company, see chapter "Risk factors".

Taxation of dividends

Withholding tax

Generally, the Company has to withhold tax at a rate of 20% plus a solidarity surcharge at a rate of 5.5% (in total 21.1%) on behalf of its shareholders in respect of its dividend distributions and pay such

amount over to the tax authorities. The tax base for such withholding tax is the amount of the dividend distribution determined at the shareholders' meeting.

Such withholding tax will generally be withheld irrespective of whether, and to what extent, the dividend distribution is tax exempt at the level of the shareholder and whether the shareholder resides inside or outside Germany.

For dividends distributed to a company residing in a member state of the European Union that falls within the scope of article 2 of the so-called Parent-Subsidiary Directive (Directive no. 90/435/ECT, 23 July 1990), withholding tax is not required to be withheld upon application, subject to certain conditions.

In case of shareholders (individuals and corporations) that are resident in Germany as well as non-resident shareholders that are holding their shares through a German permanent establishment as part of business assets attributable to a German permanent representative, the withheld and paid withholding tax (including solidarity surcharge) will be credited against their individual income or corporate income tax liability, or with respect to the exceeding amount, be refunded. To the extent the shareholder's capital income does not exceed the tax exempt allowance for investment income and if a valid exemption was applied for, the dividend can be paid without a withholding tax.

Withholding tax that was deducted and paid to the tax authorities will be refunded (provided the legal requirements are met, *inter alia,* a certificate of non-assessment (*Nichtveranlagungs-Bescheinigung*) issued by the competent tax authority being available) to (i) taxpayers that are not subject to tax assessment in Germany as well as to (ii) taxpayers whose dividends qualify as business income and the withholding tax would, due to their kind of business, permanently exceed the overall income or corporate income tax to be assessed.

For dividend distributions to shareholders residing outside Germany, the withholding tax rate will be further reduced in case Germany and the country in which the shareholder resides have entered into a double taxation treaty and the shareholder holds the shares neither as assets attributable to a permanent establishment in Germany nor as part of business assets attributable to a permanent representative. The reduction will be granted by way of a refund of the difference between the amount of dividend withholding tax withheld at the statutory rate plus solidarity surcharge and the applicable treaty rate (in general: 15%) upon application to the German tax authorities (Bundesamt für Finanzen, Friedhofstraße 1, 53225 Bonn, Germany). Refund forms can be obtained from the German Federal Tax Authority (Bundesamt für Finanzen; also under www.bff-online.de) as well as at German embassies and consulates.

Shareholders residing in Germany

In respect of shareholders resident in Germany that are holding their shares as private assets, only half of the dividends will be subject to individual income tax (so-called half income system; *Halbeinkünfteverfahren*). Such dividends are subject to individual income tax at a progressive rate (up to a rate of 48.5% for 2003 which will be 47% for 2004 and 42% for 2005 pursuant to present law) plus 5.5% solidarity surcharge thereon (with respect to the rate of 48.5% the rate including the solidarity surcharge will be approx. 51.17%). Only half of the expenses economically related to the dividends are deductible for tax purposes.

Individuals holding the shares as private assets are entitled to an annual investment income tax allowance (so-called *Sparerfreibetrag*) in the amount of € 1,550 (for singles) or € 3,100 (for married couples assessed jointly). In addition, a shareholder is also entitled to a lump sum deduction for investment income related expenses (*Werbungskostenpauschale*) in the amount of € 51 and € 102 respectively, unless a higher amount of expenses can be established. Only to the extent half of the dividends and other investment income, after having deducted half of the actually incurred expenses or the lump sum expenses, exceeds the investment income tax allowance such dividends are taxable. No withholding tax will apply in respect of a dividend to the extent the shareholder's capital income does not exceed the investment income tax allowance, provided a valid exemption was applied for.

In case the shares are held as business assets of an individual entrepreneur or a partnership held by individuals, half of the dividends are taken into account as business income for purposes of the individual taxation. Only half of the expenses economically related to such dividends are deductible for tax

purposes. Half of the dividends are also subject to trade income tax, unless the shareholder holds, as of the beginning of the relevant assessment period, at least 10% of the share capital of the Company. However, trade income tax is generally credited against the individual income tax of the shareholder by way of a lump sum imputation system.

Dividends to German resident corporations are, subject to certain exceptions for banks, financial services institutions and financial institutions, generally exempt from corporate income tax and solidarity surcharge. A minimum shareholding or a holding period is not required. Expenses directly economically related with the tax exempt dividends are not deductible for tax purposes. That means that, pursuant to present case law and the present view of the German tax authorities in particular with respect to interest expenses, the deductibility is only tax effective to the extent of the dividend received in the respective assessment period. Dividends are subject to trade income tax, unless the corporate shareholder holds at least 10% of the share capital of the Company as of the beginning of the relevant assessment period. Dividend distributions leading to a reduction of the corporate income tax at the level of the Company generally increase the corporate income tax and the corporate income tax credit for certain corporations.

Shareholders with residence outside Germany

For individuals not residing in Germany and corporations without permanent establishment, or permanent representative in Germany, the tax liability is deemed to be fulfilled with the withholding of the withholding tax (possibly reduced under a double taxation treaty).

In case the shareholder is an individual and the shares are attributable to a permanent establishment in Germany or the shares are held through a permanent representative in Germany, only half of the dividends are subject to German income tax plus 5.5% solidarity surcharge thereon. Only half of the expenses economically related to such dividends are deductible for tax purposes. In case the shares are attributable to a permanent establishment in Germany or are held through a permanent representative in Germany, half of the dividend distributions are also generally subject to trade income tax, unless the shareholder holds as of the beginning of the assessment period at least 10% of the share capital of the Company. Please note that the trade income tax liability can generally be credited against the individual income tax liability of the individual shareholder by way of a lump sum imputation system.

Dividend distributions to corporations not residing in Germany, which hold their shares as business assets attributable to a permanent establishment in Germany or a permanent representative in Germany, are, subject to certain exceptions for banks, financial services institutions and financial institutions, generally exempt from corporate income tax and solidarity surcharge. Expenses directly economically related with the tax exempt dividends are not deductible for tax purposes. To the extent the shares are attributable to a permanent establishment in Germany, the dividends are also subject to trade income tax, unless the corporation held as of the beginning of the assessment period at least 10% of the share capital of the Company.

The taxation in the foreign shareholder's resident country is subject to the tax rules of the respective country as well as, if applicable, the rules of the respective double taxation treaty.

Taxation of capital gains

Shareholders with residence in Germany

Half of the profits resulting from the disposal of shares held as private assets by a German resident individual are generally subject to individual income tax and solidarity surcharge if the disposal takes place within twelve months after the acquisition of the shares. If the profit resulting from all private capital gains (including half of the profits resulting from the disposal of shares) per year and person is below € 512, such profit is not subject to tax. Half of the losses resulting from the disposal of shares can be offset against profits resulting from other private capital gains (*private Veräußerungsgeschäfte*) occurred in the same or in the following assessment period.

Half of the profits resulting from the disposal of shares held as private assets by a resident individual shareholder are subject to individual income tax at the individual tax rate plus solidarity surcharge of 5.5% on the income tax liability also after the above-mentioned one-year period, if the individual shareholder or, in case of a gratuitous acquisition, the predecessor held at any time during the five

years preceding the disposal, directly or indirectly, at least 1% of the share capital of the Company. Half of the losses resulting from the disposal of shares can be offset in case further requirements are met.

Half of the profits from the disposal of shares held by a German resident individual as business assets are subject to individual income tax at the individual tax rate plus solidarity surcharge of 5.5% on the income tax liability plus trade income tax. However, the trade income tax is generally credited against the individual income tax liability by way of a lump sum imputation system. Only half of the losses resulting from the disposal of shares are deductible for tax purposes.

Profits from the disposal of shares held by corporations are – subject to certain exceptions for banks, financial services institutions and financial institutions as well as subject to certain legally defined abusive cases – generally exempt from trade income tax and corporate income tax including solidarity surcharge. Correspondingly, losses resulting from the disposal of shares and expenses directly economically related to the disposal are not deductible for tax purposes.

Profits and losses resulting from the disposal of shares held by commercial partnerships are fully subject to trade income tax. With respect to the taxation of the partnership for income or corporate income tax purposes, the principles described in the respective sections above apply.

Shareholders with residence outside Germany

Half of the profits from the disposal of shares held by a non-resident individual are subject to German individual income tax plus 5.5% solidarity surcharge on the income tax liability, if (i) the shares are held as assets attributable to a permanent establishment or to a permanent representative in Germany, or (ii) the individual held, directly or indirectly at any time during the five years preceding the disposal at least 1% of the share capital of the Company. Half of the profits resulting from the disposal of shares held by a non-resident individual that are attributable to a permanent establishment or a permanent representative in Germany are also subject to German trade income tax. However, the trade income tax is generally credited against the individual income tax liability by way of a lump sum imputation system. In case further requirements are fulfilled, half of the losses resulting from the disposal of shares can be deducted for tax purposes. Most double taxation treaties, however, provide complete exemption from German taxation in this respect, if the shares are not held as assets attributable to a permanent establishment in Germany.

Profits from the disposal of shares held by a non-resident corporation holding the shares as assets attributable to a permanent establishment are, subject to certain exceptions for banks, financial services institutions and financial institutions as well as subject to certain legally defined abusive cases, generally exempt from trade income tax and corporate income tax. Correspondingly, losses resulting from the disposal and expenses directly economically related to the disposal are not deductible for tax purposes.

Special aspects for shareholders of HVB AG before the spin-off with regard to the new shares in the Company issued in connection with the spin-off

The following is applicable for shareholders of HVB AG to whom new shares in the Company will be issued as part of the spin-off.

To the extent the shares are held as German business assets of a shareholder resident either in Germany or abroad, the tax book values of HVB AG shares immediately before the spin-off have to be allocated among the shares of HVB AG and the newly issued shares of the Company after the spin-off has become effective for the purposes of civil law. In the opinion of the tax authorities, the exchange ratio specified for the shares in the spin-off plan may be used as the basis for allocating the above-mentioned book values in this way. Otherwise, the book values have to be allocated using the ratio of the values of the transferred assets to the assets that existed before the spin-off. The shares of the Company are deemed to have been acquired for a consideration corresponding to the resulting book value of the shares. Any subsequent sale of these shares of the Company is subject to the rules on capital gains described above.

To the extent HVB AG shares are held as private assets for tax purposes by individuals resident in Germany, the spin-off triggers a twelve-month period for private disposal transactions for the new

shares in the Company that are issued in connection with the spin-off; this twelve-month period does not depend on the time at which HVB AG shares were acquired. In the current opinion of the tax authorities, the period commences on the date of the transfer applicable for tax purposes. However, it is not possible to exclude the possibility that the period may commence on a subsequent date, and in particular on the date of the resolution regarding the spin-off. If the period for private disposal transactions for the previously held HVB AG shares has not expired at the beginning of the period for the new shares in the Company issued in connection with the spin-off, the original acquisition costs of the HVB AG shares have to be allocated in accordance with the allocation standard described above. If the period for private disposal transactions for the previously held HVB AG shares has already expired, the acquisition costs have to be calculated on the basis of the pro-rata fair market value of the shares in HVB AG. In the current opinion of the tax authorities, the fair market value applicable on the transfer date for tax purposes has to be used as the basis of such calculations. However, it is not possible to exclude the possibility that other dates, in particular the date on which the resolution regarding the spin-off is adopted, may be relevant. If an individual resident in Germany or, in the case of an gratuitous acquisition, such person's legal predecessors, held, directly or indirectly, at least 1% of the share capital of HVB AG at any time during the period of five years preceding the disposition, the 50% of the capital gains which are generated – even after the expiry of the above-mentioned annual deadline – are subject to tax in Germany, irrespective of the extent of the participation in the Company. The acquisition costs have to be allocated in accordance with the allocation standard described above.

If an individual resident abroad or, in the case of a gratuitous acquisition, such person's legal predecessors, held, directly or indirectly, at least 1% of the share capital of HVB AG at any time during the period of five years preceding the disposition, 50% of the capital gains which are generated – even after the expiry of the above-mentioned one-year period – are subject to tax in Germany, irrespective of the extent of the participation in the Company. The original acquisition costs have to be allocated in accordance with the allocation standard described above. Most double-taxation treaties, however, provide for unlimited exemption from German taxation, if the shares are not held in the assets attributable to a German permanent establishment.

Special rules for banks, financial services institutions and financial institutions

To the extent banks and financial services institutions hold or dispose shares, which are, pursuant to sec. 1 para. 12 KWG, attributable to the trading book (*Handelsbuch*) the so-called half income system (*Halbeinkünfteverfahren*) or the tax exemption do not apply to dividends received nor to profits or losses from the disposal. The same applies to shares, which were acquired by financial institutions within the meaning of the German Banking Act in order to realize a short-term trading gain. This also applies to banks, financial services institutions and financial institutions with their seat in another member state of the European Community or another member state of the European Economic Area Treaty.

Inheritance and gift tax

The transfer of shares to other persons by way of gift or inheritance is only subject to German inheritance and gift tax, if:

(1) the testator, donor, heir, donee or any other beneficiary had his domicile or residence in Germany or has not been living abroad as a German citizen for more than five years without having a domicile in Germany;

(2) except as provided under (1) the testator's or donor's shares were business assets attributable to a permanent establishment or a permanent representative in Germany; or

(3) the testator or donor, either alone or with certain related persons, held at the time of the inheritance or donation, directly or indirectly at least 10% of the share capital of the Company.

The few presently applicable inheritance and gift taxation treaties Germany is a party to generally provide that German inheritance or gift tax is levied in case (1) and, with certain restrictions, in case (2).

Other taxes

On the acquisition, the sale or other disposal of shares, no German stock exchange transfer tax, value added tax, stamp duty or other tax will be levied. Under special circumstances it is possible that entre-

preneurs elect for a value added tax duty of otherwise value added tax exempt turnovers. Net wealth tax is, at present, not be levied in Germany.

Amendments of tax law

The current version of the Draft Bill on the Implementation of the Protocol Declaration of the Federal Government on the Mediation Recommendation Regarding the Draft Bill on the Reduction of Tax Privileges as well as the current version of the Draft Bill on the Reform of the Trade Tax Act provide inter alia for a so-called minimum taxation rule, the taxation, for German corporate income and trade tax purposes, of 5% of the domestic dividend profits paid to a corporate shareholder and of the capital gains of corporations as well as a general change in the taxation concept of the German trade income tax. In addition, the legislative proposals provide for a decisive restriction of the thin capitalization rules, in particular for an extension of the rules, for corporate income tax and trade tax purposes, covering also purely domestic financing structures as well as structures involving non-resident corporations; further, the proposed rules would apply in respect of providing real estate, other assets or rights to related parties, and to certain debt financed intra-group corporate acquisitions; it is open, to which extent the so-called *Bankenprivileg*, a privilege provided to certain financial institutions in respect of certain financing transactions, reduces the negative consequences of the proposed restrictions of the thin cap rules. It is at present open, if, when and with which content such draft bills will become law.

FINANCIAL SECTION

Consolidated Income Statement of the HVB Group for the periods ending 31 December 2000, 2001 and 2002 as well as for the periods ending 30 June 2002 and 2003 in accordance with IFRS

	Jun-03	Jun-02	2002	2001	2000
			€ millions		
Net interest income	3,247	3,353	6,649	7,331	5,150
Provisions for losses on loans and advances *	1,522	1,898	3,797	2,074	1,186
Net interest income after provisions	**1,725**	**1,455**	**2,852**	**5,257**	**3,964**
Net commission income	1,342	1,405	2,684	2,877	2,423
Gains less losses arising from trading securities (trading profit)	487	435	787	592	548
General administrative expenses	3,341	3,768	7,076	7,716	5,117
Balance of other operating income and expenses	25	60	115	485	55
Operating profit (loss)	**238**	**-413**	**-638**	**1,495**	**1,873**
Net income from investments	11	642	649	530	325
Amortization of goodwill	108	108	395	321	89
Additions to restructuring provisions	0	0	286	19	0
Balance of other income and expenses	-64	-64	-151	-136	-131
Profit from ordinary activities	**77**	**57**	**-821**	**1,549**	**1,978**
Balance of extraordinary income and expenses	0	0	0	0	-126
Profit from ordinary activities / net income before taxes	**77**	**57**	**-821**	**1,549**	**1,852**
Taxes on income *	187	18	37	582	668
Net income (loss)	**-110**	**39**	**-858**	**967**	**1,184**
Minority interest in net income (loss)*	-34	14	29	-29	-105
Consolidated profit (loss)	**-144**	**53**	**-829**	**938**	**1,079**

* **remark to june figures**

Due to the untypical course in the previous year, we have estimated provisions for losses on loans and advances on the pro-rata prior-year figure and thus also adjusted income taxes and minority interests accordingly.

Consolidated Balance Sheet of the HVB Group as of 31 December 2001 and 2002 and as of 30 June 2003 in accordance with IFRS

	Jun-03	2002	2001
Assets			
Cash reserve	5,949	5,373	8,036
Assets held for trading purposes	88,130	85,252	69,210
Placements with, and loans and advances to, other banks	70,317	73,867	89,499
Loans and advances to customers	394,594	409,938	431,060
Write-downs on loans and advances	-14,677	-13,716	-12,471
Investments	93,467	101,998	114,493
Property, plant and equipment	3,267	3,473	4,324
Intangible assets	3,777	3,816	4,046
Other assets	24,311	21,156	20,354
Total assets	**669,135**	**691,157**	**728,551**
Liabilities			
Deposits from other banks	139,284	143,361	134,624
Amounts owed to other depositors	150,566	154,922	171,662
Promissory notes and other liabilities evidenced by paper	250,486	271,561	310,709
Liabilities held for trading purposes	61,689	51,479	29,150
Provisions	11,653	10,931	9,871
Other liabilities	20,831	21,549	20,888
Subordinated capital	20,983	22,311	23,487
Minority interest	756	813	3,050
Shareholder's equity	12,887	14,230	25,110
Subscribed capital	*1,609*	*1,609*	*1,609*
Additional paid-in capital	*13,112*	*13,112*	*13,133*
Retained earnings	*2,924*	*2,882*	*4,326*
Change in valuation of financial instruments	*-4,614*	*-3,373*	*5,585*
AfS reserve	*-1,974*	*-1,319*	*6,135*
Hedge reserve	*-2,640*	*-2,054*	*-550*
Consolidated profit	*-144*	*0*	*457*
Total shareholders' equity and liabilities	**669,135**	**691,157**	**728,551**

Cash flow statement of the HVB Group for the years 2001 and 2002 as well as for the periods ending 30 June 2001, 2002 and 2003

	2003	2002	2001
		(€ Mio.)	
Cash and cash equivalents at January 1	**5,373**	**8,036**	**6,509**
+/- Cash flow from operating activities	-3,143	-938	5,060
+/- Cash flow from investment activities	4,839	222	-9,357
+/- Cash flow from financing activities	-1,062	1,561	2,508
+/- Effects of exchange rate changes on cash and cash equivalents	-58	-171	106
Cash and cash equivalents at June 30	**5,949**	**8,710**	**4,826**

	2002	2001
	(€ Mio.)	
Cash and cash equivalents at January 1	**8,036**	**6,509**
+/- Cash flow from operating activities	-1,939	5,640
+/- Cash flow from investment activities	6,888	-2,681
+/- Cash flow from financing activities	-7,508	-1,504
+/- Effects of exchange rate changes on cash and cash equivalents	-104	72
Cash and cash equivalents at December 31	**5,373**	**8,036**

CONSOLIDATED FINANCIAL STATEMENTS AND CONSOLIDATED MANAGEMENT REPORT 2002 OF THE HVB GROUP IN ACCORDANCE WITH IFRS


HVB Group

FINANCIAL SECTION

MANAGEMENT REPORT

RESULTS

FINANCIAL REVIEW

1. 2002: RISING TO THE CHALLENGE

The banking industry in Germany in particular was confronted with major challenges in 2002. The underlying economic conditions deteriorated constantly during the course of the year, economic forecasts were revised sharply downward, and the wave of bankruptcies reached a new peak in Germany with some 40,000 cases. At the same time, investor confidence suffered further, resulting in prices collapsing in dramatic fashion and extremely high volatilities on the international capital markets. Against this backdrop, a grand total of five domestic companies risked going public in Germany, putting the number of IPOs at its lowest point since 1983. On the bond market, spreads widened to unprecedented levels amid rising risk expectations. In this setting, the ratings of German banks were put under the microscope. HVB Group ("HVB Group" or "the Bank") was not able to avoid this process. Being downgraded makes funding more expensive, and weakens the competitive position of HVB Group, notably compared with public-sector institutions.

HVB Group has responded to the huge challenges thrown up last year by drawing up and implementing far-reaching plans:

1. HVB Group's management structure

HVB Group has been managed in line with the management structure described in detail in the 2001 Annual Report (see the section entitled "New Orientation of the HVB Group" in the Annual Review) since the start of 2002. Among other things, this structure resulted in a major boost to trading profit arising from the concentration of global capital market activities, including support for multinationals and mid-caps, in the Corporates & Markets business segment.

2. Tighter focus sharpens HVB profile

In order to sharpen its profile as one of the leading banks in Europe for retail and corporate customers, HVB Group decided in the fall of 2002 to consolidate its commercial real estate business in a new real estate finance group, and to separate it from HVB Group. At the same time, systematic disposals of non-core activities have been continued, leading in the year under review, for instance, to the sale of the Bank's participating interests in Brazil's Banco BBA, Bayerische Immobilienleasing, and Spaten-Brauerei. Direct brokerage activities have also been vastly redimensioned and focused on Germany and Austria after the sale of SelfTrade.

3. Wide-ranging package of cost-cutting measures

The Bank has initiated several efficiency-enhancing measures aimed at realizing significant synergies by 2004. In 2003, this includes pressing ahead with a program initiated in 2001 looking to reduce the number of employees at the corporate group by 9,100, 75% of which had already been realized by the end of 2002. The headcount declined by 3,594, or 5.2%, to 65,926 in 2002, while the number of offices maintained fell by 134 to 2,104. The other cost-cutting measures featuring considerable restrictions in terms of company cars, travel expenses, consulting fees, procurement, office occupation, and so on, yielded the expected savings last year. General administrative expenses fell 8.3% year-on-year, to €7,076 million.

4. Restructuring and capacity adjustments, notably in the Germany segment

In order to compensate for falling demand for its services notably in the Germany segment, the Bank has adopted an additional, broad raft of cost-cutting measures, which will have a major impact in the future. The program envisages further branch closures and facility optimization together with capacity adjustments, implemented by pooling activities and functions, and streamlining management structures in staff and back-office units. The related restructuring expense has been included in the income statement for 2002 by creating an appropriate provision.

2. INCOME STATEMENT

The Bank has adjusted the development of general administrative expenses (down €640 million or 8.3%) to match the decline in operating revenues (down €680 million or 6.2% without extraordinary

gains on the disposal of Foreign & Colonial last year) by implementing massive savings. The main contributing factor was the sharp rise in provisions for losses on loans and advances, which resulted in the Bank reporting an operating loss of €638 million, some €2,133 million below the prior year's profit. For the first time, an addition to restructuring provisions totaling €286 million is being shown in a separate item below operating profit.

Net interest income fell 9.3% compared with last year, to €6,649 million. This decline can be attributed primarily to lower earnings from the Bank's shareholdings, including companies valued at equity, falls in volume associated with the managed reduction of risk assets, the effects of a stronger euro, notably against the dollar and CEE currencies, and the effects of the deconsolidation of several Group companies. The interest margin based on average business volume narrowed 9 basis points to 1.04%.


WORKFORCE
'000
80
60
40
20
00
01
02

The wave of bankruptcies back in the spring of 2002 hit a number of large exposures, and affected the Bank's lending to small and Mittelstand customers in Germany to an ever greater extent as the year wore on. Foreign borrowers also suffered from sharp declines in credit ratings, as reflected in the numerous downgradings by the international rating agencies. Against this backdrop, the Bank increased provisions for losses on loans and advances a sharp 83.1%, to €3,797 million. Thus the Bank took new write-downs on 0.78% of its lending volume. This caused total write-downs on loans and advances, including reversals and utilization, to rise to €13,716 million, which, combined with loan-loss provisions, amounts to 2.91% of the Bank's lending volume (2001: 2.55%).

At €2,684 million, net commission income remained 6.7% below the prior year value. Given the weak condition of the international capital markets, the wait-and-see attitude of many investors resulted in materially lower revenues from the securities and depositary business. At the same time, the strategic partnership with the Munich Re Group had a positive impact on the revenues from agency operations. The proportion of net commission income in total operating revenues rose from 25.5% to 26.2%.

Despite the difficult environment, trading profit developed at a very healthy rate. The Bank was able to book further substantial gains in the fourth quarter, thus managing to beat even the very strong first quarter. The total of €787 million is up 32.9% year-on-year. The rise can be attributed primarily to price-related operations.

Last year, other operating income included the gain on the disposal of the Bank's holding in Foreign & Colonial totaling €370 million disclosed by the Asset Management segment. This non-recurring item explains the decline in the balance of other operating income and expenses of 76.3% to €115 million.

In order to depress general administrative expenses, the Bank launched a wide-ranging package of measures which achieved its aims. General administrative expenses fell 8.3%, to €7,076 million, much further than originally planned at the start of the year. Personnel expense declined 6.1%, while other administrative expenses declined 10.8%.

The cost-income ratio, which totaled 70.7% last year without the extraordinary gain on the disposal of Foreign & Colonial, improved to 69.1%.

At €649 million, net income from investments was up 22.5% year-on-year. As last year, this includes a gain on the acquisition of minority interests in, and the subsequent deconsolidation of, a financial company used to hedge part of the Bank's strategic shareholdings and conduct money dealings. Moreover, the Bank realized gains on the disposal of holdings in Dresdner Bank held indirectly through Vermo Vermögensverwaltungsgesellschaft, in E.ON, in Deutsche Börse, and on the sale of smaller

industrial holdings. At the same time, the Bank had to cope with considerable expenses arising from adjustments to its portfolio of shareholdings. This relates primarily to write-downs on the Bank's interest in Brazil's Banco BBA which was sold, HVB Capital Asia, Banco Inversión, and Wüstenrot & Württembergische AG, which were acquired a few years ago for strategic reasons.

Alongside scheduled amortization of goodwill, the Bank took non-scheduled amortization totaling €185 million, notably in relation to the sale and deconsolidation of SelfTrade.


COST-INCOME-RATIO
in %
70
68
66
64
68.4
69.1
63.9*
00
01
02
as a proportion of operating revenues
*Proforma

The non-scheduled amortization of goodwill reduces scheduled amortization and hence the charges taken against earnings in the future.

In the year under review, the Bank created restructuring provisions totaling €286 million for a wide-ranging package of measures aimed at cutting future costs. This is shown in a separate item for the first time.

The net loss before taxes totals €821 million for the corporate group as a whole, to which the individual business segments contributed the following amounts:

Germany	– €1,407 million
Austria/CEE	€319 million
Corporates & Markets	– €152 million
Real Estate Workout	– €160 million

The operating income reported by the Germany segment was depressed primarily by the development of provisions for losses on loans and advances. These doubled, mostly due to higher write-downs in the Business Customers and Professionals division and the much higher loan-loss provisions relating to the commercial real estate finance business now allocated here, as well as the sharp decline in net commission income. The segment's net loss before taxes was also heavily affected by the non-recurring charges associated with write-downs on participating interests shown under net income from investments, non-scheduled amortization of goodwill on SelfTrade and DAB Bank totaling €185 million in the Retail Customers division, and the addition to restructuring provisions totaling €212 million. Thus the segment's results include adjustments amounting to approximately €500 million which will not recur in future income statements.

By contrast, the Austria/CEE segment made a positive contribution to net income, thus completing a turnaround compared with 2001. Relatively stable operating revenues combined with far lower provisions for losses on loans and advances and rapidly declining general administrative expenses to produce an operating profit of €390 million. The cost-income ratio improved to 71.2% from 80.3% last year. The Bank Austria Group as a whole, including the results from the Corporates & Markets segment and the Other/consolidation segment together with group-specific items like amortization and refinancing expense of goodwill, contributed €263 million to the net income before taxes of the new HVB Group.

The system of segment reporting employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the group-specific items mentioned. Consequently, the contributions to earnings made by the Bank Austria Group and all other Group companies with group-specific items do not, from the corporate point of view, match their primary net income. The primary net income before taxes reported by the Bank Austria Group of €504 million is published separately by Bank Austria.

The results posted by the Corporate & Markets segment were depressed by the sharp decline in net commission income together with the planned reduction of risk assets, the effects of changes in exchange rates and deconsolidation, and the high level of provisions for losses on loans and advances. The healthy 80% rise in trading profit failed to compensate fully for these negative factors. Operating income totaled €215 million. The net loss before taxes was primarily aggravated by write-downs on participating interests shown under net income from investments.

The net loss of the Real Estate Workout division was depressed notably by losses of €115 million assumed.

As a result of the developments in the individual business segments outlined above coupled with the effects of consolidation and results shown in the Other/consolidation column, HVB Group new reported net loss before taxes of €853 million. This total includes extraordinary charges of around €1.1 billion as well as gains on the sale of shareholdings.

The new Hypo Real Estate Group ("Hypo Group"), which is shown separately as an operation to be discontinued because the Bank intends to spin it off, achieved net income before taxes of €60 million.

Income taxes fell from €582 million last year to just €37 million in 2002. The net loss before taxes recorded for the year does not give rise to any tax income in the corporate group, since the net loss reported for tax purposes in Germany cannot be offset against net income booked notably by the Bank's international subsidiaries. As in the past, the Bank has disclosed hardly any deferred tax assets for losses carried forward by its German subsidiaries, one of the reasons being proposed changes in tax legislation.

Minority interest in the net loss of €858 million totaled €29 million. The net loss adjusted for minority interest amounted to €829 million. The retained earnings of HVB Group declined by this amount.

3. BALANCE SHEET

The Bank's total assets at December 31, 2002 amounted to €691.2 billion, representing a 5.1% decrease on the prior year. The decline resulted primarily from lower placements, loans and advances to banks and customers, and investments.

The Bank's lending volume (loans to banks and customers, including contingent liabilities) fell 3.0%, to €487.9 billion. Of this amount, municipal loans accounted for €81.7 billion (– 7.0%), while mortgage loans totaled €200.2 billion (+ 3.8%).

Investments include fixed-income securities held to maturity of €31.2 billion (– 18.0%), available-for-sale investments of €69.7 billion (– 6.3%) companies valued at equity of €0.5 billion (– 56.9%), and investment property of €0.6 billion (– 31.1%).

On the lending side, the main decreases relate to loans and advances to customers, down €16.7 billion or 9.8%, and promissory notes and other liabilities evidenced by paper, down €39.1 billion or 12.6%.

Shareholders' equity shown in the balance sheet declined as a result of changes in the valuation of financial instruments and the reduction in retained earnings used to compensate for the net loss for the year. The changes in the valuation of financial instruments reflect movements in the available-for-sale reserve and the cash flow hedge reserve. The available-for-sale reserve primarily contains the differences between the fair values and the carrying amounts of the Bank's shareholdings, provided they are not classified as assets held for trading purposes. Following the dramatic collapse in stock prices primarily in the second half of the year, the Bank already disclosed a negative available-for-sale reserve at September 30, 2002.


BALANCE SHEET
€bn
800
600
400
200
00
01
02
Total assets
Risk assets compliant with BIS

By year-end, this loss had reached €1.3 billion, while there was no impairment affecting reported net income in the corresponding available-for-sale financial instruments. The changes in fair values of hedging derivatives in effective cash flow hedges are disclosed in the hedge reserve. The changes in the value of these derivatives are offset by future compensating effects arising from the hedging relationships which may not yet be recorded in the balance sheet. This explains why the hedge reserve does not have any economic informative value when taken in isolation. In particular, no shareholders' equity has been consumed since the negative changes in the value of the derivatives in the balance sheet items are offset by historic undisclosed reserves. The available-for-sale reserve and the hedge reserve are not included for the purpose of calculating return on equity. Without these changes in valuation of financial instruments, shareholders' equity declined 9.8%, to €17.6 billion.

The Bank's risk assets compliant with BIS rules were reduced 6.7% in the year under review, to €340.6 billion, as planned. The securitization and passing on of lending risks worth a total of €12.5 billion to the capital market helped to reduce this figure. Market risk positions fell to €2.3 billion (2001: €3.2 billion).

During the year under review, core capital as per approved annual financial statements declined 12.0%, to €19.1 billion, mostly due to the merger of a financial company and the effects of deconsolidation. Equity funds, which includes both liable equity of €31.8 billion and tier III capital of €1.6 billion, fell 19.5%, to €33.4 billion. The main factors contributing to this were the items influencing the development of core capital and the rapidly declining revaluation reserves. The core capital ratio compliant with BIS rules totaled 5.6% after 6.0% last year; the equity funds ratio compliant with BIS rules declined from 10.3% to 9.1%.

The two primary goals of the Bank's 2003 transformation program are to restore the capital ratios to sustainable levels by cutting approximately €100 billion from risk assets and to enhance HVB Group's risk profile. Once the planned measures have been implemented, the core capital ratio is expected to move toward 7% by year-end 2003.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio value is at least 1.0. At the parent bank, the figure averaged 1.2 in 2002.

4. EVENTS AFTER DECEMBER 31, 2002

The planned transfer of the Bank's commercial real estate finance business to the new Hypo Group and the subsequent spin-off from HVB Group is outlined in the section entitled "Transforming HVB Group" in the Annual Review. It will also be described in more detail in the spin-off report to be published at a later date. In the run-up to this move, in 2002 the Bank contributed the shares in Württembergische Hypothekenbank, Westfälische Hypothekenbank, HVB REC London, HVB REC France, HVB REC Italia, and PBI Beteiligungsgesellschaft previously held by the parent bank to intermediate holding companies. Following the voluntary acquisition offer in the fall of 2002 and further purchases, the Bank held 96.9% of the shares in HVB Real Estate Bank by year-end. A squeeze-out is currently being prepared to enable the Bank to acquire the remaining shares. Potential risks inherent in the existing portfolio of HVB Real Estate Bank AG are covered by the parent bank up to a maximum amount of €590 million. At the end of January 2003, the Bank issued a guarantee for this amount, which is effective for fiscal 2003 and 2004. The shareholders of the parent bank will consider a resolution regarding the spin-off at the Annual General Meeting of Shareholders on May 14, 2003.

5. OUTLOOK

The forecasts relating to the future development of HVB Group represent best estimates made on the basis of all the information available to the Bank at the present time. Should the assumptions underlying the forecasts fail to materialize or risks occur to an extent not foreseeable – as discussed in the Risk Report – it is possible that actual results will differ from those currently projected. The general economic outlook for 2003 underlying the Bank's planning processes is explained in detail in the section entitled "Outlook" in the Annual Review.

The persistently bleak economic outlook will continue to blight banking operations in 2003. At the same time, the planned spin-off of the Bank's commercial real estate finance business together with the 2003 transformation program will have a considerable positive impact on the development HVB Group's business.

The projections already take account of the spin-off of the Bank's commercial real estate finance business, such that planning for the new HVB Group excludes the new real estate finance group. Accordingly, the comparative base is provided by the 2002 figures for HVB Group new, as shown in the segment reporting in the notes to the consolidated financial statements elsewhere in the Annual Report.

The prime objectives for 2003 are to bolster the Bank's capital base and operating performance. The aim is to raise the core capital ratio in the corporate group toward 7% by year-end. The main means to achieve this aim will include cutting approximately €100 billion from risk assets, of which €57 billion relates to the spin-off of the commercial real estate finance business and approximately €40 billion to securitization, a reduction in lending operations in the Americas and Asia, portfolio sales, and sales of holdings with no strategic or operational value added. These measures are also intended to reinforce the Bank's rating on international capital markets and thus to facilitate its funding options.

Moreover, priority will be given in 2003 to building the foundation for greater profitability in the long run. In the medium term, the Bank is looking to achieve a return on equity after taxes and before amortization of goodwill in excess of 10% in the corporate group. A significant improvement in operating income should already be recorded in 2003.

The Bank is looking to increase the total operating revenues of HVB Group new slightly in 2003 compared with last year. Net interest income will be depressed by the planned reduction in risk assets. For the remaining volume, better margins on the lending side should more than compensate for higher funding costs. Securities operations are projected to pick up again compared with 2002, which would have positive effects on net commission income. Trading profit should benefit more than last year from the Bank's integrated capital-market and customer approach and should increase sharply.

The Bank projects a tangible reduction in provisions for losses on loans and advances, which should fall well below the prior year value following the high charges recorded in 2002. This also applies if the risk coverage for HVB Real Estate Bank described under "Events after December 31, 2002" is taken up. At this stage, it is not yet possible to foresee whether the conditions triggering payments by the parent bank stated in the guarantee will occur.

The cost-cutting measures initiated last year will take full effect for the first time in 2003. Consequently, the Bank expects general administrative expenses to again fall well short of the prior year level.

In the items below operating profit, the Bank does not currently project any material contributions to net income from investments. The non-scheduled amortization of goodwill, which was a considerable burden on the income statement in 2002, will not recur. Moreover, this move will also cut approximately €200 million from scheduled amortization of goodwill.

The following tables show the year-on-year expectations for the new HVB Group using the planning bandwidths described (without portfolio or holding disposals, whose impact on net income is not yet known, and without the risks covered for HVB Real Estate Bank AG):

Operating performance

		HVB Group new
	2003 e	**2002**
Total operating revenues, €m	9,500–9,900	9,575
General administrative expenses, €m	6,500–6,700	6,896
Provisions for losses on loans and advances, €m	2,300–2,600	3,292
Cost-income ratio, in %	66–70	72

Volumes and key capital ratios

		HVB Group old
	2003 e	**2002**
Risk assets, €bn	approx. 240	341
Core capital ratio under BIS rules, in %	6.8–7.0	5.6
Equity funds ratio under BIS rules, in %	10.3–10.8	9.1

2003 will be a year of transition, dominated by efforts to enhance the Bank's capital base and profitability. The full impact of the measures initiated at the start of the year will not yet be felt in the results for 2003. All in all, given the projected developments described here, the Bank expects to complete a turnaround in its operations enabling it to break even overall.

1. GROUPWIDE RISK CONTROL AND RISK MANAGEMENT

HVB Group has had a Groupwide system of risk control and risk management in place for several years. It is fully integrated into our internal processes for planning, management and control.

The controlled assessment of risk represents a key element for success and an ability to compete, especially under the difficult and uncertain market conditions experienced in the year under review, which are likely to continue in the foreseeable future.

Chief Risk Officer

At the beginning of 2002, we combined risk control and cross-segment risk management under the leadership of the Chief Risk Officer. Here, our Group Corporate Centers perform the core functions of identification, analysis and assessment of risk, as well as ongoing control and management.

Group Credit Risk Management

The Group Credit Risk Manager is responsible for managing the credit risk of HVB Group, and on the basis of this function, he also initiates measures to optimize the loan portfolio and ease pressure on capital utilization. He defines standards for credit policies/processes, credit portfolio management and pricing, and is involved in developing and implementing methods for measuring credit risks. In addition, the Group Credit Risk Manager exercises functional authority over the entire credit organization and heads the organization of senior risk managers as their line supervisor.

Senior risk managers are primarily assigned to specific industries, but they can also specialize in products or regions. This specialist knowledge ensures good quality in our credit decisions. In addition to preparing and making credit decisions for loans in excess of a specific volume, the senior risk managers develop portfolio strategies for industries, products and countries.

Powers for the credit decision process are delegated in part to the credit organizations within the various business segments.

Group Market Risk

The Group Market Risk unit is responsible for the Groupwide management of short-term and long-term liquidity to ensure that the Bank has adequate liquidity at all times and to optimize the funding costs. Key instruments are coordinated operations on money markets and capital markets as well as the specification of liquidity profiles of Group units. Other tasks of Group Market Risk include asset/liability management, balance sheet structure management, measures to manage regulatory capital and to optimize the utilization and allocation of market risk.

The measures implemented in connection with this functions serve to support HVB Group's rating and return targets.

Risk Control

Risk Control ensures Groupwide record-keeping on HVB Group's risk situation and uniform assessment and quantitative evaluation of risks.

Its primary tasks and powers are: ongoing, independent risk measurement and monitoring; responsibility for methods and methodology, including the development and continuing improvement of suitable models for measuring risk; and reporting to the Board of Managing Directors. In addition, Risk Control is responsible for Groupwide risk aggregation and risk capital allocation as well as the implementation of uniform, consistent risk control standards and the corresponding statutory and regulatory requirements.

Local risk control units operate in all foreign branches and Group subsidiaries over which the Group Corporate Center exercises functional authority.

Group Audit

As an independent organizational unit, Group Audit acts on behalf of the Group Board and reports directly to the Chief Financial Officer (CFO). Group Audit primarily performs the internal audit function at the parent bank. It additionally acts in various layers for Group subsidiaries. Its duties range from a control and advisory function based on a standardized system of reporting through to complete execution of the subsidiaries' internal audit function.

In January 2000, the German Federal Banking Supervisory Office (since renamed the Federal Financial Supervisory Authority) issued new minimum standards (MaI) to be followed by the internal audit function of financial institutions. Under the new rules, all operational and business processes must be audited at least every three years – if useful or appropriate – and all the processes subject to especially high levels of risk must be audited at least once a year.

Risk-oriented planning of audits

The planning of audits is carried out autonomously and in a risk-oriented manner on the basis of a risk and control assessment process (RCA). The risk value calculated in this way serves as a basis for assigning an audit interval. The RCA is updated regularly. If significant changes occur, it is adjusted.

Annual review

A summary is prepared to provide the Group Board with an overview of essential audit findings and their current status.

At the regular sessions of the Supervisory Board's Audit Committee, the head of Group Audit reports on current trends and results in auditing activities.



Chief Risk Officer (CRO)
Group Credit Risk Management
–Credit portfolio management
–Credit policy and processes
–Senior risk manager organization
Group Market Risk
–Liquidity management
–Funding
–Asset/liability management
Risk Control
–Methods, models and processes
–Operational risk control

2. OVERALL BANK MANAGEMENT

Return-oriented capital management

Allocation of capital resources

The main focus of our capital market-oriented management concept is on investment and the value-oriented allocation of our capital resources to business activities with attractive risk-return ratios. Within the framework of our dual management principle, the business units are allocated both regulatory (or used core) capital and risk capital. Both resources are expected to yield a certain return, which is derived from the expectations of the capital markets and is expected to be earned by the Bank's business units. Meeting (or exceeding) these return expectations and the changes they undergo in the course of time comprise the so-called value contribution, a vital management parameter for the entire corporate group.

a) Used core capital

The amount of regulatory capital required to back the operations of the Bank's individual business segments and departments is determined in accordance with the rules of Principle I, Section 10 of the German Banking Act. For this purpose, however, we do not apply the minimum capital backing of 4.0% stipulated by the German Banking Act, but a rate of 6.2%, thereby creating a core capital cushion. In calculating the regulatory capital for market risks, we incorporate an analogous core capital cushion.

In 2003, we aim to increase our core capital rate toward 7.0%. At an appropriate time, the allocation of used core capital to the various business segments will then be adjusted accordingly.



Capital markets' yield expectations of HVB Group
Return expectations on capital resources
Used core capital
Takes regulatory requirements into account
Risk capital
Takes financial risks into account
Resource optimization

b) Risk capital

At HVB Group we distinguish the following types of risk:

- Credit risk
- Liquidity risk
- Market risk
- Operational risk
- Business risk
- Risks arising from the Bank's own real estate portfolio
- Risks arising from the Bank's shareholdings/financial investments
- Strategic risk

Uniform quantification of risk

With the exception of liquidity and strategic risk, we measure all risk types using a consistent value-at-risk approach under which potential unexpected losses are measured to a 99% confidence level.

Based on this uniform quantification, risk capital is allocated on a Groupwide basis, generally for a one-year period. The required risk capital for the business segments and their departments is determined as part of the annual planning process in close cooperation between Risk Control and the individual business units. After approval by the Group Board, the amounts of capital are anchored in the controlling and reporting instruments.

We also monitor and analyze liquidity risk and strategic risk on a continuous basis, but do not manage it by means of risk capital coverage. Instead it is managed using other instruments (see the sections on these risk types in the Risk Report).

Group risk capital

We aggregate the overall risks, allowing for risk-reducing portfolio effects (diversification effects) to compute the overall Group risk capital. In the year under review, this was significantly reduced by €4.5 billion to approximately €9.6 billion. The decline resulted almost entirely from risks arising from the Bank's shareholdings/financial investments. This especially reflects the huge decline in prices of our shareholdings in Allianz and Munich Re in 2002. As a result, unexpected losses are now calculated on

the basis of much lower share prices, so that the risk capital is correspondingly reduced. The decline in risk capital requirements for market risks is primarily the result of deliberate restraint in taking on positions in the volatile market environment. The main reason for risk capital reduction in the Germany business segment is DAB Bank.

The Group's overall risk capital is regularly measured against the capital cushion available to cover its risks. This capital cushion consists principally of equity funds (equity funds of subsidiaries are included on the basis of the Bank's level of ownership comparable to the calculation of risk capital), price and property reserves and average retained earnings. With the capital cushion to cover risks equaling €38.4 billion at the end of the year, the utilization of the capital cushion was just one quarter.

RISK CAPITAL AFTER PORTFOLIO EFFECTS*

	2002 € millions	2001 € millions	2002 in %	2001 in %
Broken down by risk type				
Market risk	700	948	7.3	6.7
Credit risk	2,069	1,893	21.4	13.4
Business risk	781	853	8.1	6.0
Operational risk	783	756	8.1	5.3
Risks arising from the Bank's own real estate portfolio	381	407	4.0	2.9
Risks arising from the Bank's shareholdings/financial investments	4,927	9,316	51.1	65.7
Total	**9,641**	**14,173**	**100.0**	**100.0**

	2002 € millions	2001 € millions	2002 in %	2001 in %
Broken down by business segment				
Germany	1,461	1,940	15.1	13.7
Austria/CEE	1,560	1,569	16.2	11.0
Corporates & Markets	1,637	1,660	17.0	11.7
Real Estate Workout	16	39	0.2	0.3
Other (including corporate shareholdings/financial investments not allocated to the business segments)	4,416	8,431	45.8	59.5
Total HVB Group (new)	**9,090**	**13,639**	**94.3**	**96.2**
Hypo Group	551	534	5.7	3.8
Total HVB Group	**9,641**	**14,173**	**100.0**	**100.0**

*Shown in accordance with the structure of HVB Group as of 2003

Capital management in line with statutory capital rules

Capital adequacy ratios

To manage the Bank's regulatory capital, we apply three capital adequacy ratios, for which we have established minimum values:

- core capital ratio (ratio of core capital actually available to minimum regulatory core capital);
- equity capital ratio (ratio of liable capital to risk assets);
- equity funds ratio (ratio of equity funds to the sum of risk assets and market risk positions weighted by a factor of 12.5).

We take the volatility of the risks calculated for meeting regulatory standards and that of the Bank's capital itself (fluctuation of market risk positions, risk assets, change in revaluation reserves due to market conditions) into account when budgeting the three above-mentioned ratios.

The process

To determine the appropriate capital funding, we have essentially defined the following process:

- In addition to a three-year plan of our ratios compliant with Principle 1 of the German bank regulatory requirements and BIS rules, we also prepare a rolling eight-quarter plan to provide an interim forecast for our BIS ratios.
- Reports on the actual ratios and significant related effects are submitted every month to a committee of the Board of Managing Directors (Group Asset & Liability Committee). The committee takes appropriate action if the actual ratios deviate significantly from plan.

3. RISK MONITORING AND CONTROL

a) Credit risk

Credit risk is defined as potential losses arising from a customer default or loss of credit rating. Such risks include loan default risk, counterparty risk, issuer risk, and country risk.

Presentation of credit risks in the consolidated financial statements

Loan default risk

Loan default risk is defined as the potential losses arising from commercial lending operations. We created a total loan-loss provision of €3,938 million for these risks in 2002. Of this amount, €1,853 million relates to the Germany business segment, €511 million to Austria & Central and Eastern Europe, and €1,060 million to Corporates & Markets. We are carrying a loan-loss provision of €505 million for the operation to be discontinued Hypo Group, which is shown as a separate segment in our segment reporting. (The total provisions for losses on loans and advances shown in the income statement, including reversals of country-specific provisions, amount to €3,797 million.)

The mission of the Real Estate Workout division is to reduce its entire portfolio as quickly as possible, at the best possible terms, and to avoid additional losses by instituting special risk management structures. In 2002, we succeeded in reducing the total portfolio volume in this area by €1.5 billion, from €5.7 billion to €4.2 billion, and are currently engaged in negotiations on the subject of further property sales aimed at cutting the remaining total. To date, the loan-loss provisions taken on the real estate workout portfolio amount to €1.4 billion, corresponding to a provision rate of around 34%.

Country risk

Country risk is defined as the transfer and conversion risk resulting from finance facilities for which no provisions have been made, maturing in more than one year, net of collateral in both cases.

Country risks decreased during 2002 compared to the prior year as a result of improved credit ratings, particularly in Russia's case, the reallocation to loan default risks, and the further reduction in the total portfolio volume. The high risk loan volume decreased €328 million in the year under review to €99 million.

The total volume of the Group's country risk provisions decreased to €87 million, primarily due to net reversals of €141 million.

Risk provisions

Counting for write-offs taken on the lending portfolio equal to €2.4 billion, the total volume of risk provisions, including provisions for losses on loans and advances, increased €1.3 billion to €14.2 billion in 2002. With these steps, we have adequately provided for all known risks inherent in our lending operations. The methods used to value our loan receivables are described in the notes to the financial statements.

Counterparty risk

Counterparty risk is defined as the potential losses arising from the default or deterioration of credit rating of a counterparty with whom we have engaged in OTC derivatives transactions involving interest

rates, foreign currencies, equities/ indexes and other derivatives outstanding at year-end. These transactions are mainly concluded to hedge trading positions against fluctuations in interest rates, foreign exchange rates or market prices. They also serve to provide cover for on- and off-balance-sheet items within asset/liability management, or to manage credit risk in the case of credit derivatives.

At year-end 2002, the notional amounts of derivative transactions totaled approximately €2,808 billion.

Of the total volume of derivatives, €2,394.1 billion (85.3%) relates to interest rate derivatives, €356.9 billion (12.7%) to foreign exchange derivatives, and €55.9 billion (2.0%) to equity/index derivatives. The other derivative transactions (notably commodity derivatives and weather derivatives; without credit derivatives, which are shown separately) account for €0.6 billion.

In terms of remaining maturity, the largest part of the derivatives volume belongs to the shortest time bucket (due within one year). The derivatives traded on futures and options exchanges account for 7.1% of the total volume. One of the reasons why the significance is relatively low is that the risks associated with exchange-traded derivatives can be neutralized by liquidating the contracts (reducing the overall volume), whereas in the OTC business, it is generally necessary to establish an offsetting position (increasing the volume).

The notional volume in itself does not provide a suitable basis for drawing conclusions about the risk inherent in our derivatives business. Gross replacement values for OTC transactions serve as a useful indicator to quantify the values actually at risk. These are computed under the marked-to-market method as the sum of all positive market prices, ignoring risk-reducing netting agreements and individual credit weightings. Based on this definition, the maximum risk of default was €54.0 billion, or 1.9% of the total notional volume outstanding, at the end of 2002. This value does, however, represent a worst-case scenario for counterparty risk, as it assumes that all counterparties would default simultaneously and no risk-reducing netting agreements would have been concluded. Taking into account the risk-reducing effects of existing netting agreements, the risk of default falls by €39.5 billion at the end of 2002. Additionally, the recognition of collateral for OTC transactions leads to a further reduction of counterparty risk; at the end of 2002, this effect amounted to approximately €1.4 billion. After risk reduction through the application of netting effects and collateral provided by borrowers, the remaining counter-party risk amounts to €13.1 billion.

OECD governments, banks and financial institutions, which are rated first-class borrowers, account for 93.0% (2001: 91.5%) of counterparty risk before netting.

Credit derivatives

The rising need for instruments to manage credit risk has fostered the development of so-called credit derivatives. These vehicles make it possible to trade and hedge credit risks without altering the original credit relationships. This product group consists of three basic types: credit default swaps, total return swaps and credit-linked notes.

A substantial portion of our business volume in credit derivatives results from HVB Group's securitization programs, which primarily serve to reduce risk-weighted assets. Further details are presented in the notes (number 57) to the financial statements.

In a departure from our approach in the 2001 financial statements, for the first time we no longer show netted market values of credit derivatives. Instead we show the positive market values as gross replacement values of the credit derivative transactions. To ensure improved comparability, we have adjusted the prior year's values at December 31, 2001 accordingly.

DERIVATIVES VOLUME

	Notional amount					Counterparty risk	
	Remaining maturity			Total	Total		
	less than 1 year	1 to 5 years	more than 5 years	2002	2001	2002	2001
			€ millions				
Interest rate derivatives	**1,253,513**	**697,259**	**443,364**	**2,394,136**	**2,108,644**	**41,850**	**23,162**
OTC products							
FRAS	125,047	7,901	—	132,948	140,704	196	621
Single currency swaps	880,679	588,969	416,870	1,886,518	1,451,521	40,040	21,540
Interest rate options							
– purchased	35,357	42,718	12,321	90,396	86,640	1,611	998
– written	31,828	48,499	14,173	94,500	103,233		—
Other interest rate derivatives	2,253	42	—	2,295	8,009	3	3
Exchange-traded products							
Interest rate futures	67,974	7,032	—	75,006	99,168	—	
Interest rate options	110,375	2,098	—	112,473	219,369	—	—
Foreign exchange derivatives	**304,579**	**40,891**	**11,447**	**356,917**	**319,763**	**8,198**	**7,476**
OTC products							
Foreign exchange forwards[1]	208,219	11,546	370	220,135	233,640	6,386	5,040
Cross-currency swaps	15,349	26,865	10,849	53,063	51,064	1,057	2,070
Foreign exchange options[1]							
– purchased	37,321	1,520	139	38,980	15,460	755	366
– written	43,690	960	89	44,739	19,599	—	—
Other foreign exchange contracts[1]	—		—	—	—	—	—
Exchange-traded products							
Foreign exchange futures	—	—	—	—	—	—	—
Foreign exchange options		—	—	—	—	—	—
Equity/index derivatives	**14,615**	**36,340**	**4,919**	**55,874**	**42,814**	**3,947**	**2,063**
OTC products							
Equity/index swaps	—		—	—	—		—
Equity/index options							
– purchased	2,900	12,676	1,968	17,544	16,321	3,947	2,060
– written	3,777	14,236	2,510	20,523	15,209	—	—
Other equity/index derivatives	1,519	3,102	441	5,062	7,932	—	3
Exchange-traded products							
Equity/index futures	1,536		—	1,536	1,608	—	—
Equity/index options	4,883	6,326	—	11,209	1,744	—	—
Other transactions[2]	**94**	**533**	**—**	**627**	**444**	**34**	**43**
Total	**1,572,801**	**775,023**	**459,730**	**2,807,554**	**2,471,665**	**54,029**	**32,744**

[1] including gold
[2] excluding gold

COUNTERPARTY TYPE

	Counterparty risk			
	2002	2001	2002	2001
	€ millions	€ millions	Structure in %	Structure in %
OECD central governments (and central banks)	399	390	0.7	1.2
OECD banks	48,028	27,274	88.9	83.3
OECD financial institutions	1,812	2,292	3.4	7.0
Non-OECD central governments (and central banks)	28	10	0.1	0.0
Non-OECD banks	164	159	0.3	0.5
Non-OECD financial institutions	—	90	0.0	0.3
Other companies and private individuals	3,598	2,529	6.6	7.7
Total	**54,029**	**32,744**	**100.0**	**100.0**

CREDIT DERIVATIVES

	Contract volume					Positive market values	
	Remaining maturity			Total	Total		
	less than 1 year	1 to 5 years	more than 5 years	2002	2001	2002	2001
			€ millions				
Banking book	**1,904**	**1,045**	**27,147**	**30,096**	**11,726**	**820**	**438**
Protection buyer							
Credit default swaps	1,874	896	21,872	24,642	10,942	61	23
Total return swaps	—	—	2,000	2,000	—	1	—
Credit-linked notes	30	30	2,483	2,543	335	—	—
Other	—	—	—	—	—	—	—
Protection seller							
Credit default swaps	—	99	39	138	34	1	—
Total return swaps	—	—	—	—	—	—	—
Credit-linked notes	—	20	753	773	415	757	415
Other	—	—	—	—	—	—	—
Trading book	**9,167**	**18,230**	**3,892**	**31,289**	**13,775**	**1,119**	**159**
Protection buyer							
Credit default swaps	1,365	9,116	716	11,197	6,128	419	127
Total return swaps	3,052	593	966	4,611	1,503	370	20
Credit-linked notes	—	31	466	497	979	—	—
Other	—	—	—	—	—	—	—
Protection seller							
Credit default swaps	1,763	7,744	556	10,063	5,165	52	12
Total return swaps	2,987	689	984	4,660	—	18	—
Credit-linked notes	—	57	204	261	—	260	—
Other	—	—	—	—	—	—	—
Total	**11,071**	**19,275**	**31,039**	**61,385**	**25,501**	**1,939**	**597**

REFERENCE ASSETS

	Contract volume					
	Credit default swaps	Total return swaps	Credit-linked notes	Other	Total 2002	Total 2001
	€ millions					
Public bonds	1,577	79	226	—	1,882	2,202
Corporate bonds	22,165	8,060	626	—	30,851	13,500
Equity	191	737	—	—	928	905
Other	22,107	2,395	3,222	—	27,724	8,894
Total	**46,040**	**11,271**	**4,074**	—	**61,385**	**25,501**

Monitoring and control of credit risk

Our control and management of credit risks is based on an integrated concept of clearly defined and documented principles, bodies with well-defined powers as well as compatible procedures, systems and processes.

Credit policies

The general credit policy of HVB Group defines standards for the credit organization applicable for the entire corporate group, the key material credit rules and the core elements of the credit process. Within the terms of these general guidelines, the heads of the business segments define Groupwide credit risk strategies. This general credit policy is supplemented or amended in special credit policies that cover specific risks or special aspects of the credit process, the organization or the statutory framework.

Strategic Group Credit Committee

In the year under review we established the so-called Strategic Group Credit Committee. Alongside the Chief Risk Officer and the Group Credit Risk Manager, this body includes representatives from all business segments and from Risk Control. It conducts ongoing, detailed analysis of our loan portfolio and draws conclusions for the strategic orientation of our business activities. In addition, it discusses and determines the methods, processes and procedures applied to the risk management of our loan portfolio, which should be included in our credit policies.

Regulatory developments

In addition to the continuing consultations on the new Basel 2 accord, a key concern for all banks operating in Germany were the Minimum Requirements for the Lending Activities of Financial Institutions (MaK). This is a regulatory document from the German banking supervision authorities that defines minimum quality standards, particularly with regard to the organization and processes associated with the lending business. They include the formulation of a credit risk strategy by the Board of Managing Directors, the organizational separation of the two areas, "market" (i.e. sales) and "market back-up" (independent voting and risk monitoring) as well as standards for defining credit processes and reporting.

The final version of MaK was published in December 2002. It must be implemented by the financial institutions by mid-2004. An extended implementation deadline until the end of 2005 applies to any necessary changes to IT systems.

Implementation of Basel 2

By contrast, the Basel accord is primarily concerned with procedures and parameters for determining regulatory capital requirements. A core element of Basel 2 is a stronger differentiation of risk for regulatory capital requirements for loans according to customers' rating classes. Basel 2 will bring the regulatory viewpoint into line with the economic viewpoint of risk-adjustment management, in line with the approach already established within the Bank through our internal portfolio management instruments.

To ensure efficient management of all Basel 2 activities, we established a project structure at the Bank at an early stage. This structure is divided into subprojects "credit risk," "operational risk" and "market risk" (interest rate risk in the banking book) in accordance with the risk types addressed in the accord. Essential aspects of the subprojects are discussed in detail in the corresponding sections of this risk report.

Quantitative Impact Study

The credit risk subproject focused on the development of functional concepts for fine-tuning procedures, systems and processes in accordance with the Basel standards, and on the development of a comprehensive data pool. In addition, we participated in the Quantitative Impact Study (QIS) 3.0 of the Basel Committee and Deutsche Bundesbank. The aim of the study was to identify the core data and the resulting capital requirements for loan default risks when applying all of the Basel approaches.

Based on the analyzed portfolio, it was evident that the application of the current regulations for advanced (i.e. risk-sensitive) approaches (IRB approaches) could yield benefits for us in the form of lower capital requirements.

Our goal is to implement the most sophisticated approach for credit risks. This is known as the IRB Advanced Approach (IRB = internal rating-based). Our proven internal rating instruments and the established parameterization procedures of our internal credit risk model comprise a good basis for achieving this goal (see the section on the internal credit risk model in the Risk Report).

Credit analysis

Both for the regulatory capital coverage under Basel 2 (by the IRB approach) and for our internal credit risk model, it is vitally important for us to reliably assess the default probabilities of our customers. For this reason we have given particular priority to the ongoing development and fine-tuning of our internal credit analysis instruments (rating and scoring procedures).

These instruments differ in content and structure according to the amount and complexity of the lending exposure being investigated. In addition, we maintain a number of special credit rating instruments tailored to specific industry sectors or financing forms, such as property developers, project finance, and so on. As a result of this credit analysis, we assign individual customers to a credit rating corresponding to the customer's empirically measured default probability. With the aid of this default probability, we can correlate our internal ratings with the external classifications of rating agencies.

In the context of the Basel 2 project activities, we are currently carrying out an additional quality study of the scoring and rating procedures in HVB Group. The goal is to further enhance the already excellent ability of our credit analysis instruments to distinguish risk levels. We are also striving to achieve greater flexibility in the technological platform on which our scoring and rating procedures are currently implemented.

Internal credit risk model

We have employed an internal credit risk model since 1997 to quantify and assess the parent bank's global loan book default and counterparty exposures. This self-developed model presents the advantage that its methodology and parameterization are precisely suited to our portfolio. Because it is our own, we can refine this model at any time to incorporate the latest advances.

Expected loss

For purposes of credit risk measurement, a distinction is drawn between the expected loss and the credit value-at-risk (or unexpected loss). The expected loss quantifies the average losses expected on the current portfolio over the next twelve months, which are then factored into the pricing of our products in the form of standard risk costs.

Credit value-at-risk

The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99% probability) within one year and is backed by risk capital as a safety cushion.

The tables show the expected losses and the credit value-at-risk of the parent bank portfolio, broken down by business segment, rating class and industry sector.

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY BUSINESS SEGMENT*

Business segment	Expected loss		Value-at-risk	
	2002	2001	2002	2001
	in %	in %	in %	in %
Germany	56.7	74.1	41.2	67.0
Corporates & Markets	42.0	23.0	57.5	29.5
Real Estate Workout	0.8	1.9	0.3	1.4
Other	0.5	1.0	1.0	2.1
Total	**100.0**	**100.0**	**100.0**	**100.0**

* *New business segment structure of the parent bank effective as of 2003*

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY RATING CLASS

Rating class	Expected loss		Value-at-risk	
	2002	2001	2002	2001
	in %	in %	in %	in %
Rating 1	0.3	0.5	0.8	2.0
Rating 2	0.9	1.4	2.0	3.5
Rating 3	3.3	2.9	8.1	6.0
Rating 4	24.6	28.3	37.9	37.4
Rating 5	12.9	11.4	13.6	14.8
Rating 6	15.7	18.0	12.8	16.4
Rating 7	17.8	13.2	14.3	8.6
Rating 8	24.5	24.3	10.5	11.3
Total	**100.0**	**100.0**	**100.0**	**100.0**

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY INDUSTRY SECTOR

Industry sector	Expected loss 2002	Expected loss 2001	Value-at-risk 2002	Value-at-risk 2001
	in %	in %	in %	in %
Retail customers	22.9	27.1	6.2	9.5
Residential property companies, real estate investors, property funds	16.2	10.9	26.8	17.2
Property developers-commercial	9.4	11.0	11.4	14.9
Utilities	8.3	4.9	6.7	4.8
Other financial services providers	4.9	3.5	8.6	4.8
Trades	4.0	4.9	3.7	5.6
Communications	4.0	2.0	2.8	2.0
Services: business-related	3.9	3.4	3.9	3.3
Mechanical engineering	2.9	1.8	5.2	2.3
Aerospace	2.2	2.5	2.0	2.3
Health	2.1	2.8	1.9	2.8
Movable equipment leasing	2.1	0.5	2.3	0.7
Food	2.0	2.5	2.0	2.8
Vehicles	1.8	2.0	2.1	2.8
Consumer goods, textiles (durable)	1.6	1.5	1.3	1.7
Consumer goods, textiles (non-durable)	1.3	2.0	1.3	2.3
Mineral oil	1.3	0.8	1.4	1.3
Steel	1.1	1.3	1.5	1.9
Transport, logistics	1.1	1.6	1.2	1.7
Chemical	1.0	1.3	1.1	1.7
Personal services (leisure, hospitality)	1.0	1.3	0.8	1.0
Banks	0.8	1.1	1.2	1.9
Paper	0.6	0.8	0.8	0.8
Electrical	0.6	1.4	0.8	1.9
Public authorities, not-for-profit organizations	0.6	1.3	0.7	1.5
Publishers, media	0.6	3.0	0.5	3.5
Software	0.5	0.7	0.4	0.8
Personal services (general)	0.4	1.0	0.4	0.9
Real estate leasing companies	0.2	0.2	0.4	0.4
Insurance	0.2	0.2	0.2	0.2
Printing	0.2	0.2	0.1	0.2
Recycling, waste management	0.1	0.3	0.2	0.3
Hardware	0.1	0.2	0.1	0.2
Total	**100.0**	**100.0**	**100.0**	**100.0**

Year-on-year development of risk

The decline in the percentage share of the Germany business segment in the overall expected losses and value-at-risk is a consequence of a decline in the lending volume. The share of the Corporates & Markets business segment increased as a result of an even more conservative application of undrawn credit facilities in the calculation of risk as well as the deterioration of customers' credit ratings.

The rigorous continuation, in the year under review, of measures to streamline our exposures was again reflected in a significant reduction in the percentage share contributed by the Real Estate Workout division to the total risk.

A breakdown of our portfolio structure by credit rating shows the effects of the world-wide economic slowdown. Our sensitive credit rating processes reacted to the deteriorating business situation and increased default probability of some of our customers by assigning lower ratings (decreases in classes 4 and 6 accompanied by increases in classes 5 and 7).

The distribution of credit risk by industry sector shows an increase in the share of a small number of critical sectors such as residential property companies and utilities, accompanied, however, by a stable trend in the remaining industry sectors.

Country risk

HVB Group's definition of country risk encompasses all cross-border transactions in foreign currencies. This includes all positions from credit and treasury transactions, including internal transactions within the corporate group and the issuer risk associated with tradable fixed-income securities. It also takes into account sovereign risk (i.e. the risk of a sovereign state or state body defaulting).

In HVB Group we measure country risk mainly through the use of short-term and medium-term country ratings. Using data histories extending back many years, these rating processes were developed to reflect the likelihood of a country default event (restriction on transfers of funds or similar events) and expected loss quotas in case of a country default.

COUNTRY EXPOSURE* AND COUNTRY VALUE-AT-RISK BY REGION

Regions	Exposure	Exposure	Value-at-risk	Value-at-risk
	€ millions	in %	€ millions	in %
Africa	1,338	1.2	8	5.5
Asia/Pacific	18,912	17.0	65	44.8
South and Central America	15,845	14.3	40	27.6
North America	15,678	14.1	1	0.7
Western Europe	51,544	46.4	0	0.0
Eastern Europe	7,807	7.0	31	21.4
Total	**111,124**	**100.0**	**145**	**100.0**

* net of collateral;
excluding transactions with loan-loss provisions

The country ratings are made up of two components: empirically calculated statistical models permit the determination of default probabilities and loss quotas on the basis of macroeconomic factors. Moreover, the assessment of political considerations and other soft facts is a crucial factor for the final rating of states as assigned by HVB Group's independent economic research group. Each rating class is assigned an empirical default probability.

Along with the default probability and the loss quota, the measurement of country risk takes into account the structure of transactions.

On the basis of this information, a portfolio model is used for a monthly calculation of the value-at-risk stemming from country risks for HVB Group. Particular importance is paid here to the inclusion of the

portfolio effects. Due to the small number of countries, country portfolios tend by nature to be rather undiversified. Consequently, an accurate reflection of the diversification effects among countries, regions and loan default risks is an integral part of our portfolio model.

In terms of methodology, the internal management of country risk in HVB Group is certainly comparable to the Basel 2 capital requirements in the currently available version. Consequently, even today we are achieving important management effects anticipated through the Basel 2 requirements through the concept implemented in HVB Group for evaluating country risk.

The limitation of risks (value-at-risk limits) on a regional basis is also carried out using the method described above for evaluating country risk. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and an exposure management based on transaction potential. In addition, units responsible for country risk management work with volume limits per country (broken down by product risk group). There is a close link between limits for risks and volumes.

COUNTRY EXPOSURE* AND COUNTRY VALUE-AT-RISK BY RATING CLASS

Credit class	Exposure € millions	Exposure in %	Value-at-risk € millions	Value-at-risk in %
Rating 1	68,784	61.9	0	0.0
Rating 2	21,037	18.9	25	17.2
Rating 3	8,152	7.3	15	10.3
Rating 4	9,391	8.5	62	42.8
Rating 5	1,462	1.3	8	5.5
Rating 6	1,830	1.6	27	18.6
Rating 7	176	0.2	2	1.4
Rating 8	94	0.1	2	1.4
Rating 9	198	0.2	4	2.8
Total	**111,124**	**100.0**	**145**	**100.0**

* net of collateral; excluding transactions with loan-loss provisions

The good structure of our portfolio of transactions entailing country risk remained stable compared with last year. Country exposures in rating classes 1–4 still account for 97% of total exposures. The majority of these exposures pertain to highly developed countries or products with very little transfer risk.

Trends varied across the various regions. In some cases the exposure was significantly reduced (as in the decline in treasury transactions in North America and Western Europe). In other areas, the exposure increased (including treasury transactions in the Asian region). In the South and Central America region, the critical trend in the Latin American countries was recognized well in advance. This resulted in the downgrading of some countries' ratings and decisive steps to decrease HVB Group's exposure (in particular in Argentina and Brazil). In Eastern Europe, positive changes occurred in the form of improved country ratings. With relatively constant exposure volumes, the value-at-risk in this region decreased considerably.

Limit systems

As a key element of our risk control and management program, we employ limit systems in all relevant units to prevent the unintended and uncontrolled increase of our risk positions. For loan default risks, limit compliance is monitored by the local lending units; Risk Control monitors limit compliance for counterparty, issuer and country risk.

To monitor counterparty and issuer risk, we employ world-wide limit systems with online access at all key HVB Group locations engaging in treasury transactions (except for Bank Austria Creditanstalt, where limits are still monitored using separate systems). This enables each trader to check current limit utilization and lets the risk controller perform direct limit monitoring for each counterparty or issuer. Each new treasury transaction is immediately entered and applied to the corresponding limit.

COUNTRY EXPOSURE* BY REGION AND PRODUCT CATEGORY

Regions	Lending		Treasury transactions		Issuer risk		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
		€ millions		€ millions		€ millions		€ millions
Africa	1,178	1,171	123	211	37	20	1,338	1,402
Asia/Pacific	4,123	5,770	13,105	11,396	1,684	2,642	18,912	19,808
South and Central America	6,090	3,799	7,258	3,736	2,497	4,074	15,845	11,609
North America	7,070	6,461	6,017	11,661	2,591	3,495	15,678	21,617
Western Europe	15,450	14,377	31,733	41,722	4,361	3,652	51,544	59,751
Eastern Europe	5,739	5,684	1,261	1,337	807	568	7,807	7,589
Total	**39,650**	**37,262**	**59,497**	**70,063**	**11,977**	**14,451**	**111,124**	**121,776**

* net of collateral; excluding transactions with loan-loss provisions

TOP TEN RATING 1 COUNTRIES BY EXPOSURE*

Countries	Exposure	Share of exposure
	€ millions	in %
UK	39,740	35.8
USA	12,639	11.4
Switzerland	6,684	6.0
Japan	3,417	3.1
Denmark	2,013	1.8
Canada	1,555	1.4
Norway	1,372	1.2
Sweden	1,317	1.2
Liechtenstein	44	0.0
Andorra	5	0.0
Total	**68,786**	**61.9**

* net of collateral; excluding transactions with loan-loss provisions

TOP TEN COUNTRIES BY EXPOSURE EXCLUDING RATING 1 COUNTRIES*

Countries	Exposure	Share of exposure
	€ millions	in %
Cayman Islands, onshore**	10,594	9.5
Hong Kong	5,024	4.5
Singapore	4,279	3.8
Cayman Islands, offshore**	2,748	2.5
Australia	1,507	1.4
Bermudas**	1,473	1.3
Poland	1,439	1.3
Czech Republic	1,169	1.1
Hungary	1,003	0.9
Slovenia	958	0.9
Total	**30,194**	**27.2**

* net of collateral; excluding transactions with loan-loss provisions

** The country risks for the Cayman Islands and Bermudas result from HVB Group operations in the money market and issuing businesses

For counterparty risks, the applicable amount is referred to as an exposure or credit equivalent. This method increases the current market value of a transaction by the amount of the so-called add-on, a premium for potential market movements over the life of the transaction calculated on the basis of a 99% confidence interval. For many transaction types, the exposure per counterparty calculated in this way takes into account both risk-reducing netting agreements and collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the market value of current transactions.

Portfolio management

The task of Group Credit Portfolio Management is to work with the credit portfolio management units in the business segments to enhance the risk-return profile of the Bank's portfolio as a key contribution toward achieving our return on equity target. Its central function enables it to optimize the composition of the various subportfolios with reference to the overall loan portfolio, exploit market opportunities that arise in submarkets and effectively counteract cluster risks identified at the level of the Bank as a whole.

Group Credit Portfolio Management employs the following methods:

– analysis of the risk/return structure of the Bank's portfolio as a whole, including forward-looking scenarios and stress-tests,

– setting and regularly adjusting prices to reflect risks and the market environment, and

– active portfolio management by initiating capital market activities.

Risk-oriented and market-oriented pricing

To optimize the loan portfolio and hence enhance the profitability of our lending business, the Bank applies a pricing methodology with a clear orientation toward the risk/opportunity ratio. In the credit margin it includes not only the customer's internal rating along with all relevant costs and risks, but also the necessary regulatory and economic capital. This differentiated pricing approach is applied in all areas and is an integral component in all credit decisions.

Outlook for 2003

In 2003 we will continue with our intensive project activities for the implementation of the new Basel accord. Priorities will be our ongoing efforts to develop an integrated Basel 2 data pool for regulatory reporting purposes and credit risk control, as well as the adjustment of our core calculations in line with the results of the consultation phase. In addition, it is vital to ensure that the Bank fully and punctually meets all the Minimum Requirements for the Lending Activities of Financial Institutions (MaK).

Our credit portfolio management aims to increase the fungibility of our loan portfolio through intensified active utilization of the capital markets. In the future our credit margin for lending transactions will be oriented even more closely toward comparable prices on the capital markets. In addition, it is our goal to further reduce risk concentrations in the case of individual customers and at the portfolio level through decisive management of cluster risks.

b) Liquidity risk

The rules and principles of our Groupwide liquidity management are set down in a Group Liquidity Policy passed by the Group Board. Integral components are the limitation of liquidity risks through Groupwide limits and through management precautions and measures in case of liquidity squeezes.

The Groupwide standards for short-term and long-term liquidity are produced by Group Asset Liability Management. Adherence to these standards is subject to regular monitoring. We have established efficient structures and processes to ensure that we have adequate liquidity at all times, even in liquidity stress situations. A committee of the Board of Managing Directors is regularly informed on the current liquidity and refinancing situation.

Short-term liquidity risk

Short-term liquidity risk is controlled using centrally defined limits. Day-to-day liquidity management is performed within these limits both by our Group Clearing Office in Munich and by local units in the corresponding foreign branches and subsidiaries. A shared platform serves to optimize liquidity flows within the corporate group.

Liquidity limits

Liquidity reports that are updated daily comprise the basis of our Groupwide limit system. They show the short-term maturity structure and the portfolios of highly liquid securities and securities eligible as collateral for central bank borrowings held by the various units. Extremely conservative standards are applied when evaluating liquidity and setting limits. For instance, no rollovers are assumed for unsecured money market liabilities, and conservative collateral discounts are applied to realizable securities held to compensate for unexpected liquidity squeezes. The liquidity limits are reviewed regularly and adapted both to the prevailing market conditions and in response to Bank-specific factors.

Realizable assets

We maintain extensive liquid asset reserves that are available at short notice for liquidity management purposes and can serve to compensate for liquidity shortages in order to avoid liquidity squeezes. We conduct regular checks of the adequacy of the available liquid assets. For short-term liquidity management alone and for payment and clearing activities, the responsible units have at their disposal an average of €23 billion in securities eligible as collateral for central bank borrowings. These securities can be converted to cash at any time.

Liquidity structure

Our balanced structure of maturing assets and liabilities as well as the appropriate volume of liquid securities on hand are also reflected in the corresponding key ratios for the Liquidity Principle II. As defined under the regulatory principles, the funds available to the parent bank exceeded its payment obligations for the following month by an average of €17 billion.

Funding risk

Broad funding basis

Thanks to a strategy of broad diversification into various markets, customer groups, and products, we enjoy the advantages of a broad funding basis. Coupled with our product placement capabilities, this provides us with a secure source of funding for our lending operations with regard to maturity and terms even under difficult market conditions. The Group's funding needs for 2002 were fully covered well before the end of the year. With their high credit quality and liquidity, our Pfandbrief mortgage bonds remained, as in past years, the most important funding instrument.

Funding needs are determined through a coordinated process on the basis of expected business trends, and are updated regularly. The targets for ensuring an appropriate funding structure are implemented in our Group Funding Management and optimized in accordance with cost considerations. These activities are coordinated within a Group Funding Committee. An up-do-date overview of the funding situation is achieved through a monthly analysis of trends in the maturity structure coupled with the ongoing evaluation of planned vs. actual volumes and terms of capital market funding.

The goal of our Groupwide funding activities is to expand the stable sources of financing, including customer deposits in the retail segment. In addition, we have initiated measures in connection with our balance sheet structure in order to reduce our funding requirements. In this context we also continually gain access to new funding opportunities through innovative securitization transactions.

Although it has become increasingly difficult to refinance HVB through unsecured fixed-income instruments and commercial paper programs due to the downgrading of the Bank, we anticipated this situation within the framework of liquidity stress scenarios and covered our needs with long-term liquidity in good time. In addition, the Bank is making greater use of the repo-market for funding purposes.

Market liquidity risk

Market liquidity risk is managed by placing strict restrictions on those markets which can be included within the individual trading portfolios. We use our stress-tests to identify their risk potential under various scenarios.

c) Market risk

Market risk is defined as the potential loss arising from an adverse change in the prices of our positions in financial markets. This encompasses interest rate, foreign exchange, equity and spread risk.

Throughout the Group, we calculate the market risk both for the trading book and for the risks stemming from the banking book. Management of daily cash flows in the commercial and mortgage banking business is handled for the parent bank by Group Asset Liability Management, and by the Treasury departments or asset/liability management units for the respective subsidiaries.

Quantification

The value-at-risk for market risk quantifies, with a confidence level of 99%, the maximum loss that could be incurred as a result of market price changes during a certain holding period. Depending on the portfolio, the underlying products and the risk weighting, holding periods of one day or ten days are used.

Our current system for measuring interest rate fluctuation risks in Munich and London is for the most part based on the technologically and methodologically superior Monte-Carlo simulation system (internal model). As a further risk approach, the risks associated with foreign exchange and equity products in the parent bank are calculated statistically on the basis of various conservative assumptions (such as considering currencies separately while disregarding correlation effects). In addition, other appropriate processes are applied within the Group, such as a variance-covariance approach.

On an aggregate basis, we calculated the market risk of our main trading positions in HVB Group for last year. These values are shown in the table below. The spread risks for securities are shown in the risks from interest rate positions. The values are standardized to a one-day holding period.

MARKET RISK OF TRADING ACTIVITIES (VALUE-AT-RISK)

	Average 2002*	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001
			€ millions			
Interest rate positions	66	61	70	66	68	89
Foreign exchange positions	15	12	16	17	16	25
Equity/index positions	32	26	45	31	27	18
Total	**113**	**99**	**131**	**114**	**111**	**132**

* arithmetic mean

Due to the underlying conservative assumptions, the value-at-risk figures, which are not computed using the internal model, actually represent a very high estimate of our market risk. As we expand the internal model, the resulting inclusion of risk-reducing effects will lead to significantly lower risk values.

At year-end, the banking book contained market risks of €54 million (year-end 2001: €128 million; one-day holding period). The decrease in value-at-risk here was primarily due to the reduction in interest rate risk positions within some Group companies.

We check the appropriateness of the methods used to measure market risk by means of periodic backtesting that compares the value-at-risk calculations with the market value changes derived from the positions.

We also continually conduct stress-tests to determine the potential losses in our market risk positions resulting from extraordinary events and worst-case scenarios. The scenarios we examine range from simple interest rate shocks to the default of entire markets or a total collapse of all correlations.

Limit monitoring

The risk positions in the banking and trading books are managed by means of a uniform, hierarchical limit system that limits the loss potential from market risks. The risk limits are approved annually by the Group Board and may not be exceeded.

Exceeding a limit in subportfolios immediately triggers an escalation process, and the reduction of the positions in question is monitored closely. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to monitor the risk situation and compliance with limits on an intraday basis.

Supplementing the value-at-risk, the parent bank's stress risks are monitored via a "traffic light" concept. In case of "red", risk management and risk control discuss the consequences from the stress scenarios, and, if required, appropriate management measures are initiated.

Outlook for 2003

In 2003 our activities will focus on the continuing development of the internal model. The next step will be the inclusion of positions at the New York and Asian branches and the measurement of risks from equities, foreign exchange and credit spreads.

As we implement the requirements imposed by Basel 2 on the management and control of risks from interest rate fluctuations in the banking book, we will also integrate these positions into the processes and methods of the internal model.

d) Operational risk

Definition

We define operational risk as the possibility of losses due to flawed internal processes, human error, technological failures or external events. The definition we have selected corresponds to the description used by the BIS for the reform of capital adequacy guidelines (Basel 2). A supplementary categorization model affords – through the classification of risks and loss events – detailed insights into the individual risk profiles of our business segments and service divisions, on the basis of which we are able to further optimize our risk management procedures.

Focus in 2002

A key concern in the year under review was the preparation of the BIS consultation paper on the capital coverage requirements for operational risk expected to come into force beginning in 2007, with the simultaneous implementation in EU and national legislation. Parallel to these efforts, development work continued on the management and control of operational risk installed during the previous years. We also expanded the methodical pooling of loss data. The new activities in this area included the launch of data collection at our Eastern European subsidiaries by the Bank Austria Creditanstalt Group.

As to the regulatory determination of capital adequacy in HVB Group, we will implement at least the Standardized Approach with all related requirements. At the same time we plan to establish a basis for a possible enhancement of our Loss Distribution Approach to meet the criteria of an Advanced Measurement Approach as recognized as one of the sophisticated methods by Basel 2.

We are convinced that the ongoing measures and those planned for the years ahead will enable us to implement Basel 2 and the EU Directives in time, and that we will be in a position to realize additional internal benefits at an even earlier stage.

Measurement techniques

To quantify the operational value at risk, we employ the Loss Distribution Approach. The insurance industry has been using this method for some time to evaluate portions of the risks under consideration here. Basel 2 explicitly designates it as a quantitative element of the Advanced Measurement Approach. Our quantification model uses internal and external data to determine the loss distributions. A Monte-Carlo simulation is used to calculate the value-at-risk figures. Our model takes into account risk-reducing measures such as the insurance program and the improved monitoring quality.

Due to the measurement methods based on loss data, the operational value at risk is a historical value. However, because value at risk is influenced by current monitoring and processes, its quality is measured annually within the framework of a control self-assessment (CSA), and it is incorporated into the quantitative calculation of the operational value at risk as a present quality score.

The CSA is also used to analyze weak points and helps identify specific areas where measures are required. In this way, its use promotes continual improvement in the monitoring and process quality and consequently reduces risks and losses.

The value-at-risk figures for operational risk are an integral part of the risk capital allocated to each business segment. For the subsidiaries, the value-at-risk for operational risk is derived from the risk values of the parent bank.

Risk management

Responsibility for managing operational risk, which means measures to reduce, avoid or hedge risk, lies with the respective risk managers in the business segments and service divisions. The following items were highlighted in the year under review:



Board of Managing Directors
Operational Risk Committee
Organizational unit
Business segments
Service units
Group Corporate Center
–Legal
–Compliance
–Personal
Risk control
Group audit
Function
Responsibility for risk management
Operational Risk Manager
Bankwide standards and guidelines
Risk control
Audit

Business segments and service divisions

In the Germany business segment, we took steps to optimize structures and processes in order to meet stricter regulatory standards (Securities Trading Act, Money Laundering Act). In addition, we established system-based consultation guides to ensure uniform consultation and processing in all areas and to extend the coverage of the quality management system (DIN ESO 9000) to a greater number of back office units.

We further enhanced the transfer security of transaction data for international payments by introducing a new SWIFT infrastructure.

To meet stricter legal standards and reporting obligations resulting from the events of September 11, 2001, we initiated a project intended to systematically and automatically identify financing flows or accounts with possible terrorist links.

Handling crises

We further improved our ability to handle crises by establishing crisis units, contingency plans, risk inventories, and independent organizational units for handling operational risks. Their effectiveness was demonstrated under crisis conditions, such as the severe flooding in August 2002.

The cross-segment project "Maintaining HVB Group Operations during disasters" was completed and integrated into the Bank's crisis management system. The crisis management system was documented in HVB Group's crisis unit manual, and crisis unit rooms with disaster-proof communications and documentation are in place.

In payment transactions, we expanded the business continuity planning process and the contingency planning process.

IT risks

Along with numerous measures to avoid, reduce and hedge risk, we set up a separate support unit to improve risk management. We began work to establish a project risk management system. As an initial step, we introduced a procedure for evaluating risk associated with projects.

In the area of IT security, we focused particularly on investments and measures for the continuing development of the firewall environments, network security and virus protection.

Legal risks

New laws or ordinances, amendments to existing ones, changes in their interpretations by the courts or new court rulings may result in the risk of losses to the Bank. Our Group Legal Division is responsible for managing these legal risks. In fulfilling its Group Corporate Center function, it defines uniform, Groupwide standards for the management of legal risk and monitors compliance with them.

Significant developments in this area in 2002 included a number of new regulations affecting the banking industry such as the Contract Modernization Act, the Transparency and Disclosure Act, the fourth Financial Market Promotion Act and changes in the German Civil Code pertaining to doorstep transactions and real estate loans. We implemented all new statutory regulations within the specified deadlines and adapted, where necessary, the contracts we use accordingly. The same applies to the implementation of court decisions. For contracts subject to foreign law, we use standard contracts and, whenever necessary, we obtain expert legal opinions.

HVB Group wishes to avoid litigation and seeks to resolve conflicts by mutual agreement. Insofar as court proceedings were nonetheless unavoidable last year, the courts ruled in favor of the Bank, as in the past, in the vast majority of all the cases.

In the area of real estate finance, the German Supreme Court as from its April 9, 2002 ruling, abandoned its previous position on the cancellation of property loans entered into under circumstances defined in the European Doorstep Selling Directive. Citing the interpretation of the directive by the European Court of Justice, the court declared such cancellations for admissible. However, it also stressed in that decision, and on several occasions since then, that the cancellation of a property loan has no effect on the validity of the associated real estate purchase agreement. Consequently, cancelled loans will actually have very little economic impact on the Bank. The German Supreme Court concurs in this view. In a ruling of December 12, 2002, the court expressly stated that the cancellation of a loan agreement "is of little or no economic benefit" to the borrower.

In a ruling of November 26, 2002, the German Supreme Court nullified two resolutions of the Bank's general meeting of May 1999 (appointment of BDO as special auditor; appointment of KPMG as auditor of the 1999 financial statements). The ruling has mainly formal significance, improving the rights of small shareholders. Consequently, it does not have any material effect on the Bank itself. The special audit report was published in 1999, and thereby the proceedings have been closed. The annual financial statements for 1999 remain unchanged. This means in particular that the statements are not null and void, since any claim to that effect must be filed within six months of their being published.

Outlook for 2003

Priorities associated with operational risk in 2003 are the continuing activities in connection with the Basel 2 process and the implementation and Groupwide launch of projects associated with that process.

In addition, we intend to take further steps to develop our crisis management and to further improve the security of our buildings through uniform and effective security standards.

e) Business risk

Business risk is defined as adverse, unexpected changes in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious revenue losses, thereby diminishing the

market value of a company. Business risk results from serious deterioration in the market environment (e.g. the collapse of securities commissions due to the weak stockmarkets) or unexpected changes in customer behavior or the competitive situation.

The measurement of our business risk is based on income and cost volatilities, with due consideration paid to correlation effects. As part of its cost and income responsibility, each business unit is responsible for the operational management of business risk.

In view of the difficult market climate, the Bank has initiated numerous measures to make better use of earning opportunities and to make every effort to optimize cost structures.

f) Risks arising from the Bank's own real estate portfolio

At the end of 2001, the real estate holdings owned at that time by the parent bank were transferred to the Bank's HVB Gesellschaft für Gebäude mbH & Co KG subsidiary. Consequently, the majority of the Group's real estate is now owned by the latter company.

The risk measurement (value-at-risk) is based on the market value of the properties and corresponding historical volatilities that we determine using internal data or appropriate external real estate indexes. We also take into account correlations between various regions.

The company created by spinning off these holdings, HVB Gebäude KG/HVB Immobilien AG, is responsible for portfolio management, real estate management, project development as well as sales of properties required for the Bank's operations and all other properties. The company succeeded in completing substantial portfolio optimizations in its first year of operation.

g) Risks arising from the Bank's shareholdings/financial investments

The methods applied to measuring the risks arising from our listed and unlisted shareholdings and financial investments are similar to those applied to equity trading positions. Given the long-term investment character of these holdings, however, we apply average annual prices to determine volatilities. In the case of investments in unlisted companies, we measure the volatility with reference to suitable sector indexes.

This overall risk position is strongly affected by our major financial holdings such as Allianz and Munich Re. Operational subsidiaries are not included in this risk category, as their risks are already separately identified and recorded in relation to the other risk types.

Planned/completed sales of shareholdings

The Group Board is responsible for managing our entire portfolio of share-holdings/financial investments. Sales of shareholdings carried out in 2002 were motivated by the decision to focus on our core business and the wish to reduce complexity and release the capital tied up in financial investments.

In our strategic portfolio, we sold our shareholdings in Banco Popular Hipotecario, Spain. In addition, we reached agreement on the sale of our minority stake in Banco BBA Creditanstalt, Brazil. In our financial investments portfolio, we sold almost all of our shares in E.ON AG and Deutsche Börse AG as well as a number of smaller industrial shareholdings.

The streamlining of our portfolio of shareholdings will remain a priority in the transformation program of HVB Group in 2003. The goal is to divest ourselves as far as possible of shareholdings without strategic or operational added value (see the section entitled "Transforming HVB Group" in the Annual Review).

h) Strategic risk

Strategic risk results from management being slow to recognize important trends affecting the structure of the banking sector as a whole or specific areas of the sector or drawing false conclusions about these trends, with the result that fundamental management decisions may not be in the Bank's best

interest and may be difficult or impossible to reverse. It is not possible to collate and control strategic risk using quantitative methods. These types of risks are best handled by way of continuous monitoring of domestic and international markets, critical examination of the Bank's own strengths and weaknesses, and by means of flexible, innovative action and reaction to market challenges.

Risk from overall economic trends

HVB Group continues to operate within a tense economic climate. That means that the equity markets are not very likely to achieve a comprehensive recovery. In view of geo-political tension and its effects on the economies of the United States and Europe (see the section entitled "General Economic Climate" in the Annual Review), company valuations may possibly suffer further reversals.

Another trend exerting a negative influence is the number of corporate bankruptcies being registered. Although the Austrian economy is beginning to show some improvement in this area, there are indications that Germany may be heading toward a new record for business bankruptcies (projection for 2002: 38,000; forecast for 2003: 45,000). However, there is likely to be a shift in insolvency cases toward small and medium-sized enterprises, in contrast to the many bankruptcies of large corporations in 2002.


BANKRUPTCY TREND IN GERMANY
Number of bankruptcies, in thousands
45
35
25
15
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002*
2003*
*Projection/forecast
Source: Federal Statistical Office; forecast 2003: HVB Group Economic Research

Structural change in the banking sector

The German banking sector continues to display a high degree of fragmentation and significant overcapacity. The generally unfavorable economic conditions have intensified the difficulties of German institutions to earn adequate returns. The dramatic rise in corporate bankruptcies has led to a sharp increase in risk provision rates. In terms of profitability and efficiency, the German institutions fell further behind their counterparts elsewhere in Europe in the year under review. Some banks reported losses for the fiscal year just ended. The need for consolidation and market restructuring is, given the fragmentation of the German banking sector (see chart showing market shares), becoming increasingly obvious. Nevertheless, we do not expect to see significant progress in the near future. The elimination of state guarantees for the public banking sector in 2005/2006 represents a first long-term step toward harmonization with the European marketplace.

Due to the uncertain earnings prospects, German banks will push ahead with the cost optimization efforts that many banks have already initiated. Also needed is a concentration on core skills to develop clear performance profiles in the competitive environment. In view of the persistent unfavorable economic conditions, we anticipate another difficult year for banks in 2003.

Transforming HVB Group

As a bank in the heart of Europe, HVB Group is focusing in its transformation program on the banking business with retail and business customers as well as corporate customers in Europe. In doing so, we are utilizing all opportunities to boost efficiency and generate organic growth. We will redimension the Group and put into place a management structure geared to our business mission. At the same time, we will integrate all Group companies more closely in order to tap additional synergies.

In addition, we will take into account the structural changes within the banking sector through our plans to spin off our commercial real estate finance activities. The requirements for business models in the

commercial banking sector, on the one hand, and in commercial real estate finance, on the other, have diverged so strongly that a separation is the most sensible move for the further development of the two segments (see the section entitled "Transforming HVB Group" in the Annual Review).

The strategic risk inherent in our transformation program lies in failing to match the level of operating performance we are striving for with our new positioning.

Staff cuts

A tangible improvement in results calls for an increase in revenues together with a sharp reduction in costs. Consequently, the Bank decided in 2001 to eliminate a total of 9,100 positions between 2001 and 2004, thereby reducing staffing levels accordingly.

A total of 3,569 positions were eliminated to reduce costs in 2002 as part of this plan. Thus some 6,800 positions have been cut since 2001, meaning that a residual portion of around 25%, or 2,300 positions, remains for 2003 and 2004.

MARKET SHARES IN THE GERMAN BANKING SECTOR

in %, based on total assets



Public-sector banks 44.0
Cooperative banks 11.7
Private banks 44.3

Source: Deutsche Bundesbank as of October 2002

The persistently difficult earnings situation makes a further tangible reduction in administrative expenses essential. These savings will be realized to a large extent by adjusting the "price component," meaning the cost per employee, by reducing the bonus budget, and by eliminating or suspending standard industry special payments and almost all fringe benefits.

Despite these measures, it has proved necessary to reduce staffing levels beyond the totals originally planned. The cutbacks planned for 2003 and 2004 will be implemented ahead of schedule in 2003: A further 2,000 or so positions are to be eliminated during the course of the year.

The elimination programs are planned in such a way that the targeted savings are realized without having a negative impact on earnings or the performance of critical functions, where it was not decided to discontinue business activities in individual instances. Following the merger of BPH and PBK in Poland, and Bank Austria and Creditanstalt in Austria, organizational structures in back offices are to be streamlined as post-merger measures. The additional measures aim to boost efficiency in German retail operations (staff and production units), cut back the commercial real estate finance business in the parent bank after spinning off the real estate business and the activities outside Europe, and streamline central functions and management structures. The sales function in the parent bank will be largely unaffected by this, with the result that the proportion of employees working in the sales function will rise.

While the savings programs envisaged for 2003 in the parent bank are certainly challenging, they can be achieved. Agreement was reached with the employee representatives at the beginning of the year with regard to need and scope. To achieve the cutbacks, we aim first to make use of normal fluctuation in Germany, and wherever possible to deploy employees whose position has been eliminated in other posts. Where that proves impossible, we have a broad range of widely accepted options at our disposal, including early retirement and part-time working pre-retirement; a reduction in working hours; short-term sabbaticals; employment with HVB TransFair or HVB Profil, whose people are assigned to Group companies or third parties; and severance agreements. Restructuring provisions totaling €125 million were set up in the 2002 financial statements for these measures.

The situation in Austria is complicated by legal and employment requirements which make it necessary to conclude severance agreements by mutual consent with staff. Given the current economic environment (especially with unemployment rising) and changes to the social framework much discussed in

public (meaning the age of compulsory retirement), implementation is not without risks. A flexible design for early retirement models and proven models for severance agreements create the right environment for us to achieve the targets envisaged.

In Poland, the number of employees at BPH and PBK has already declined more than 3,000 over the last two years. We are working on the assumption that the staffing aspects of the merger will continue to run as planned.

4. SUMMARY

In the year under review, we combined risk control and cross-segment risk management under the jurisdiction of the Chief Risk Officer. Group Credit Risk Management is responsible for credit risk management of HVB Group, and Group Market Risk is responsible for ensuring short-term and long-term liquidity, funding management, and asset/liability management. Risk Control is responsible for measuring and monitoring our risks, including reporting to the Group Board.

Risk management based on risk-return considerations

HVB Group has a comprehensive, Group-wide risk control and risk management system. It is fully integrated into the Bank's internal risk-return oriented management concept.

Our risks are classified by clearly defined risk types and measured with comparable methods on the basis of a 99% confidence level. By aggregating all these risks and risk areas, we can represent the Bank's total risk, which is regularly compared against the capital available to the Bank to support this risk. Furthermore, the rigorously consistent system of measuring risk forms the basis for Groupwide risk capital allocation to cover unexpected losses.

Thanks to their high quality, the methods and systems we employ to measure and manage our risks fulfill all relevant legal and regulatory requirements currently in force.

The Bank is also focusing closely on future legal and regulatory standards. Key areas include the ongoing consultations on the new Basel 2 accord, which is expected to come into force in 2007, and the Minimum Requirements for the Lending Activities of Financial Institutions (MaK). The MaK is a set of German regulations that lays down minimum quality standards particularly regarding organization and processes in the lending business. Banks have until mid-2004 (or the end of 2005 in the case of IT upgrades) to implement these standards.

The focal point of Basel 2 is a stronger differentiation of risk in the rules for regulatory capital coverage, with the aim of achieving a closer approximation to the purely economic, i.e. risk-adjusted, capital coverage. To ensure efficient management and punctual implementation of all Basel 2 activities, we launched a comprehensive internal project back in 2001. We plan to implement the most sophisticated approach for credit risks. This is the so-called IRB Advanced Approach. Our calculations to date have shown that, with this process, we could benefit in the form of lower capital requirements. With regard to capital coverage for operational risk we will at least implement the Standardized Approach. We will make a decision on the use of the most sophisticated approach, the Advanced Measurement Approach, only when the final Basel standards are available as a basis for a well-founded cost-benefit analysis.

Active portfolio management

The overall risk situation of HVB Group in 2002 was characterized by a very difficult climate in the economy as a whole. We also expect 2003 to be far from easy. Consequently, the active management of our portfolio will continue to play a pivotal role.

In our lending business, we will intensify our utilization of capital markets for securitization and syndication measures, continue to reduce risk concentrations through decisive management of cluster risks and, for new business, consistently apply our sophisticated internal instruments for risk-appropriate pricing.

We will continue to streamline our shareholding portfolio. Our goal here is to divest ourselves as far as possible of shareholdings without strategic or operational added value in order to release the capital tied up in these holdings.

INCOME STATEMENT AND APPROPRIATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2002

	Notes	2002	2001	Change	
		€ millions	€ millions	€ millions	%
Interest and similar income	30	33,846	38,784	−4,938	−12.7
Interest expense and similar charges	30	27,197	31,453	−4,256	−13.5
Net interest income	30	6,649	7,331	−682	−9.3
Provisions for losses on loans and advances	31	3,797	2,074	+1,723	+83.1
Net interest income after provisions for losses on loans and advances		2,852	5,257	−2,405	−45.7
Fee and commission income		3,334	3,592	−258	−7.2
Fee and commission expense		650	715	−65	−9.1
Net commission income	32	2,684	2,877	−193	−6.7
Gains less losses arising from trading securities (trading profit)	33	787	592	+195	+32.9
General administrative expenses	34	7,076	7,716	−640	−8.3
Balance of other operating income and expenses	35	115	485	−370	−76.3
Operating profit (loss)		**−638**	**1,495**	**−2,133**	
Net income from investments	38	649	530	+119	+22.5
Amortization of goodwill	39	395	321	+74	+23.1
Additions to restructuring provisions	40	286	19	+267	
Balance of other income and expenses	41	−151	−136	−15	−11.0
Profit (loss) from ordinary activities/ net income (loss) before taxes		**−821**	**1,549**	**−2,370**	
Taxes on income	19, 42	37	582	−545	−93.6
Net income (loss)		**−858**	**967**	**−1,825**	
Minority interest in net income (loss)		29	−29	+58	
Net income (loss) adjusted for minority interest		**−829**	**938**	**−1,767**	
Transfers to retained earnings		−829	481	−1,310	
Consolidated profit		**—**	**457**	**−457**	**−100.0**

The parent bank reported no profit available for distribution. Hence no dividend will be paid for fiscal 2002.

EARNINGS PER SHARE

	Notes	2002	2001
Earnings per share in €			
(excl. amortization of goodwill)	**43**	**−0.81**	**2.35**
Earnings per share	**43**	**−1.55**	**1.75**

BALANCE SHEET
AT DECEMBER 31, 2002

ASSETS

	Notes	2002	2001	Change	
		€ millions	€ millions	€ millions	%
Cash reserve	45	5,373	8,036	−2,663	−33.1
Assets held for trading purposes	7, 46	85,252	69,210	+16,042	+23.2
Placements with, and loans and advances to, other banks	8, 47	73,867	89,499	−15,632	−17.5
Loans and advances to customers	8, 48	409,938	431,060	−21,122	−4.9
Write-downs on loans and advances	9, 49	(13,716)	(12,471)	−1,245	−10.0
Investments	10, 51	101,998	114,493	−12,495	−10.9
Property, plant and equipment	11, 52	3,473	4,324	−851	−19.7
Intangible assets	13, 53	3,816	4,046	−230	−5.7
Other assets	54	21,156	20,354	+802	+3.9
Total assets		**691,157**	**728,551**	**−37,394**	**−5.1**

SHAREHOLDERS' EQUITY AND LIABILITIES

	Notes	2002	2001	Change	Change
		€ millions	€ millions	€ millions	%
Deposits from other banks	14, 58	143,361	134,624	+8,737	+6.5
Amounts owed to other depositors	14, 59	154,922	171,662	−16,740	−9.8
Promissory notes and other liabilities evidenced by paper	14, 60	271,561	310,709	−39,148	−12.6
Liabilities held for trading purposes	15, 61	51,479	29,150	+22,329	+76.6
Provisions	16, 62	10,931	9,871	+1,060	+10.7
Other liabilities	17, 63	21,549	20,888	+661	+3.2
Subordinated capital	64	22,311	23,487	−1,176	−5.0
Minority interest	65	813	3,050	−2,237	−73.3
Shareholders' equity	66	14,230	25,110	−10,880	−43.3
Subscribed capital		1,609	1,609	—	—
Additional paid-in capital		13,112	13,133	−21	−0.2
Retained earnings		2,882	4,326	−1,444	−33.4
Change in valuation of financial instruments		(3,373)	5,585	−8,958	
AfS reserve		(1,319)	6,135	−7,454	
Hedge reserve		(2,054)	(550)	−1,504	
Consolidated profit		—	457	−457	−100.0
Total shareholders' equity and liabilities		**691,157**	**728,551**	**− 37,394**	**− 5.1**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Subscribed capital	Additional paid-in capital	Retained earnings	Change in valuation of financial instruments: AfS reserve	Change in valuation of financial instruments: Hedge reserve[1]	Consolidated profit	Shareholders' equity
				€ millions			
Shareholders' equity at January 1, 2001	**1,607**	**13,228**	**3,969**	**10,222**	**(130)**	**456**	**29,352**
Change in value of financial instruments not affecting income	—	—	—	(4,133)	(424)	—	(4,557)
Change in value of financial instruments affecting income	—	—	—	46	4	—	50
Dividend payment of parent bank	—	—	—	—	—	(456)	(456)
Change from net income (loss)	—	—	481	—	—	457	938
Capital increases for employee shares	2	—	—	—	—	—	2
Transfer of premiums from capital increases for employee shares	—	46	—	—	—	—	46
Change in holdings of, and net income from, own equity instruments	—	(141)	—	—	—	—	(141)
Changes in group of consolidated companies	—	—	(9)	—	—	—	(9)
Effects of changes in foreign exchange rates and other changes	—	—	(115)	—	—	—	(115)
Shareholders' equity at December 31, 2001	**1,609**	**13,133**	**4,326**	**6,135**	**(550)**	**457**	**25,110**
Shareholders' equity at January 1, 2002	**1,609**	**13,133**	**4,326**	**6,135**	**(550)**	**457**	**25,110**
Change in value of financial instruments not affecting income	—	—	—	(7,035)	(1,341)	—	(8,376)
Change in value of financial instruments affecting income	—	—	—	(157)	(164)	—	(321)
Dividend payment of parent bank	—	—	—	—	—	(457)	(457)
Change from net income (loss)	—	—	(829)	—	—	—	(829)
Capital increases for employee shares	—	—	—	—	—	—	—
Transfer of premiums from capital increases for employee shares	—	—	—	—	—	—	—
Change in holdings of, and net income from, own equity instruments	—	(21)	—	—	—	—	–21
Changes in group of consolidated companies	—	—	(168)	(262)	1	—	(429)
Effects of changes in foreign exchange rates and other changes	—	—	(447)	—	—	—	(447)
Shareholders' equity at December 31, 2002	**1,609**	**13,112**	**2,882**	**(1,319)**	**(2,054)**	**—**	**14,230**

[1] cf. detailed description in the Financial Review

Changes in minority interests are shown in the notes.

CASH FLOW STATEMENT[1]

	2002 € millions	2001 € millions
Net income (loss)	**(858)**	**967**
Write-downs, depreciation, adjustments and write-ups on bad and doubtful debts and additions to provisions for losses on loans and advances	3,898	2,231
Write-downs and depreciation less write-ups on long-term assets	1,799	1,859
Change in other non-cash positions	(7,358)	(685)
Profit from the sale of investments, property, plant and equipment	(1,704)	(750)
Other adjustments (mainly income taxes paid and interest received less interest paid and dividends received)	(6,885)	(7,147)
Subtotal	**(11,108)**	**(3,525)**
Change in assets and liabilities from operating activities after correction for non-cash components Increase in assets/decrease in liabilities (–) Decrease in assets/increase in liabilities (+)		
Assets held for trading purposes	5,012	4,769
Placements with, and loans and advances to, other banks	14,240	(1,278)
Loans and advances to customers	16,095	(8,817)
Other assets from operating activities	808	2,078
Deposits from other banks	11,786	(5,064)
Amounts owed to other depositors	(14,027)	15,417
Promissory notes and other liabilities evidenced by paper	(39,618)	(6,213)
Other liabilities from operating activities	9,756	2,098
Income taxes paid	(503)	(239)
Interest received	34,663	39,935
Interest paid	(29,348)	(34,094)
Dividends received	305	573
Cash flows from operating activities	**(1,939)**	**5,640**
Proceeds from the sale of investments	17,542	14,449
Proceeds from the sale of property, plant and equipment	325	267
Payments for the acquisition of investments	(11,089)	(13,977)
Payments for the acquisition of property, plant and equipment	(913)	(1,407)
Effects of the change in the group of companies included in consolidation	1,023	(2,013)
Cash flows from investing activities	**6,888**	**(2,681)**
Proceeds from capital increases	—	(93)
Dividends paid	(457)	(456)
Subordinated capital, net	(990)	1,428
Other financing activities, net	(6,061)	(2,383)
Cash flows from financing activities	**(7,508)**	**(1,504)**
Cash and cash equivalents at end of previous period	8,036	6,509
+/– Net cash provided/used by operating activities	(1,939)	5,640
+/– Net cash provided/used by investing activities	6,888	(2,681)
+/– Net cash provided/used by financing activities	(7,508)	(1,504)
+/– Effects of exchange rate changes on cash and cash equivalents	(104)	72
Cash and cash equivalents at end of period	**5,373**	**8,036**

[1]cf. detailed description in the notes

NOTES – CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

EXEMPTING CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH IFRS

As a globally active company, the Bayerische Hypo- und Vereinsbank Group (the "Bank" or "HVB Group") prepares its financial statements in accordance with the requirements of the International Accounting Standards Board (IASB).

This gives the Bank's shareholders and all other interested parties a reliable and internationally comparable basis for evaluating the Bank and its profitability. The Bank's value-oriented approach to management is similarly based on these accounting principles.

The consolidated financial statements for 2002 prepared in accordance with International Financial Reporting Standards (IFRS) are published as exempting financial statements pursuant to Section 292a, German Commercial Code (HGB). The IFRS comprise the existing International Accounting Standards (IAS) and interpretations of the Standing Interpretations Committee (SIC) together with the standards and interpretations to be published by the IASB. Using IFRS has resulted in no material changes compared with the previous consolidated financial statements prepared in accordance with IAS. The financial statements comply with the applicable EU directives and have the same informative value as consolidated financial statements prepared in accordance with the German Commercial Code.

With only a few exceptions, compliance between the IFRS and the EU accounting regulations is normally provided. These exceptions were not of material significance for the consolidated group of HVB AG ("parent bank"), which means that the consolidated financial statements comply with the accounting policies set forth in the EU directives.

In contrast to the EU directives, the International Financial Reporting Standards only require a few specific items to be included in the balance sheet and income statement. To ensure that the consolidated financial statements comply with the EU directives, the Bank has included the items requiring disclosure under the Bank Accounts Directive in the notes to the consolidated financial statements. Accordingly, the Bank has provided disclosures required by EU law in the notes to financial statements.

The statement regarding the Corporate Governance Code required by Section 161, German Stock Corporation Act, was published on the Internet for the parent bank on December 4, 2002. The Bank's listed subsidiaries – DAB Bank AG, HVB Real Estate Bank AG, Vereins- und Westbank AG, and Württembergische Hypotheken-bank AG – have each posted equivalent statements on their respective websites.

Alongside the requirements of Section 315 (1,2), German Commercial Code, Management's Discussion and Analysis also meets the criteria for a Financial Review set forth in IAS 1. Also incorporated is a risk report pursuant to Section 315 (1), German Commercial Code.

In addition to the IFRS applied in the prior year, the Bank was required for the first time in fiscal 2002 to implement the following interpretations of the Standing Interpretations Committee:

- SIC 30 Reporting Currency – Translation from Measurement Currency to Presentation Currency
- SIC 32 Intangible Assets – Web Site Costs
- SIC 33 Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests

The exemption permitted under Section 292a, German Commercial Code, requires the main differences between the IFRS accounting and consolidation policies and the German accounting legislation to be mentioned.

These differences are as follows:

Prohibition to create reserves in a way that reduces income

In contrast to Section 340f and g of the German Commercial Code, IAS 30.44 does not allow reserves for general banking risks to be deducted from income.

Disclosure of financial instruments at fair value

Whereas Section 340c (1) in conjunction with Section 252 (1) 4, German Commercial Code, does not permit disclosure of unrealized gains, IAS 39.69 generally requires financial instruments to be carried at market value at the balance sheet date. In contrast to German accounting practice, this results in reserves included in these financial instruments being recognized as income or carried in a way that does not affect income.

Fair value hedge

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk and that will affect reported net income.

The general accounting principles set forth in the German Commercial Code require only the underlying hedged item to be disclosed. The compensating unrealized gains and losses attributable to the underlying hedged item and the hedging derivative receive different treatment in the way in which they are recognized in the income statement. According to the German Commercial Code, unrealized gains are not taken to the income statement. On the other hand, the method of accounting for fair value hedges set forth in IAS 39 requires the unrealized gains and losses attributable to the hedging instrument, which has to be stated with its fair value, to be taken to the income statement. The value of the underlying hedged item is adjusted by the changes in fair value, and these changes in fair value are taken to the income statement.

Cash flow hedge

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction and that will affect reported net income.

The accounting principles set forth in the German Commercial Code do not require either the hedged items or the derivatives used to hedge interest rate risk to be measured. The German Commercial Code does not contain any specific regulations regarding the disclosure of the hedging of forecasted transactions in the balance sheet. On the other hand, the method of accounting for cash flow hedges set forth in IAS 39 requires the hedged item to be recognized at fair value. The changes in the fair value are split into an effective portion relating to the hedge and an ineffective portion not relating to the hedge (see also Note 6). The effective portions are recognized directly in shareholders' equity, while the ineffective portions are reported immediately in net income if the hedging instrument is a derivative or included either in equity or net income depending on the classification of the hedge in the case of other financial instruments. Depending on its classification, the hedged item is recognized at amortized cost or, in the case of available-for-sale assets, at fair value.

Capitalization of internally-generated intangible assets

IAS 38 requires intangible assets both obtained externally and generated internally to be shown under certain circumstances. Section 246 (1) in conjunction with Section 248 (2), German Commercial Code, on the other hand, prohibits the disclosure of internally-generated intangible assets.

Prohibition to deduct from retained earnings the excess of cost over net assets acquired when consolidating investments

Under IAS 22.41 ff., it is not permitted for goodwill to be deducted from retained earnings, whereas this is permitted under Section 309 (1) 3, German Commercial Code. Goodwill is capitalized under intangible assets and amortized over its expected useful life.

Prohibition to take depreciation that does not correspond to actual loss of value

Under German accounting legislation, given the accounting principle that any particular method of treatment for tax purposes has to be reflected in the commercial accounts, as set forth in Section 5 (1), German Income Tax Act, depreciation is often taken more with tax considerations in mind, without

taking the actual economic loss of value into account. Special depreciation and carrying amounts permitted under German tax regulations are not included in the consolidated financial statements prepared in accordance with IFRS, since amounts of depreciation and amortization are to be computed independently of tax considerations under IFRS.

Provisions

IFRS normally only allow provisions to be created for external obligations. Exceptions are permitted in the case of provisions created in conjunction with company acquisitions as set forth in IAS 22.31, and restructuring provisions as set forth in IAS 37.72, which are to be recorded as liabilities in certain circumstances. Section 249 of the German Commercial Code, on the other hand, lists broader requirements and options for the recognition of expense provisions.

Accruals

In contrast to the German Commercial Code, IAS 37 differentiates between provisions and accruals. In the case of accruals, the uncertainty with regard to the timing or amount of the future expenditures is generally lower than is the case with provisions.

Incorporation of future developments when calculating pension obligations

In contrast to the generally static valuation method required by German law (tax-based discount value method compliant with Section 6a, German Income Tax Act), IAS 19 requires the factors determining the pension obligations to be adjusted constantly to reflect economic and demographic changes. Among other things, this includes taking into account future salary increases and career trends, together with a current capital market rate for discounting the obligations.

Recognition of deferred tax assets and liabilities

Under Sections 274 and 306 of the German Commercial Code, tax provisions are only created for differences which will probably be equalized in later fiscal years (timing concept) between net income shown in the financial statements and net income under tax regulations.

IAS 12, on the other hand, fundamentally requires deferred tax assets and liabilities to be recognized for every difference in the balance sheet prepared in accordance with IFRS and the taxable values (temporary differences), irrespective of when they arise and whether they are likely to be equalized (temporary concept). Under IAS 12, the requirement to disclose tax assets also applies to the recognition of sufficiently likely benefits arising from tax losses carried forward.

1

UNIFORM GROUP ACCOUNTING PRINCIPLES

The separate financial statements of the domestic and foreign subsidiaries are incorporated in the Bank's consolidated financial statements in accordance with uniform principles of accounting and valuation. Figures stated in the financial statements of associated companies are retained unchanged.

2

CONSISTENCY

In accordance with the IFRS Framework for the presentation of financial statements together with IAS 1, IAS 8, and SIC 18, the Bank applies the accounting and disclosure policies consistently from one period to the next. Where the Bank effects changes in its accounting policies, any resulting adjustments are recognized in the income statement. Where accounting and valuation errors from earlier periods are corrected, the amounts involved are adjusted against retained earnings. No changes in accounting policies were made in 2002.

The initial application of the interpretations SIC 30, SIC 32, and SIC 33 had no material effect.

3

CHANGES IN ACCOUNTING POLICIES

In order to achieve clearer disclosure, the Bank has merely reclassified a small number of items:

- The balance sheet item provisions for losses on loans and advances has been renamed write-downs on loans and receivables. Provisions for losses on loans and advances are now shown on the liabilities side and no longer as a negative item on the assets side.
- Purchased and internally-generated software has been reclassified from property, plant and equipment to intangible assets.
- Registered notes in issue are disclosed under promissory notes and other liabilities evidenced by paper instead of deposits from other banks and amounts owed to other depositors.
- Additions to restructuring provisions are shown for the first time as a separate item in the income statement.

The prior year values have been adjusted accordingly to provide greater comparability.

The planned spin-off of significant portions of the Bank's real estate activities into a separate corporate group makes IAS 35, Discontinuing Operations, applicable for the first time. The relevant information has been summarized in Note 20, Discontinuing operations, and the segment reporting.

4

COMPANIES INCLUDED IN CONSOLIDATION

The group of consolidated companies encompasses 444 (2001: 570) companies. This total includes special purpose entities, which SIC 12 requires to be consolidated.

The group of companies included in consolidation has been defined taking into account materiality criteria. All fully consolidated companies prepared their annual financial statements at December 31, 2002. The group of consolidated companies does not include any companies which are not fully consolidated. 32 (2001: 38) companies are accounted for using the equity method.

The following companies, among others, are no longer included in consolidation:

- Bayerische Immobilien-Leasing GmbH, Munich, and Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs- KG, Munich, together with 152 other companies belonging to its subgroup. The disposal realized proceeds of €1 million. Last year, the subgroup generated net income totaling €2 million.

- Westfalenbank AG, Bochum, which was sold at a loss of €7 million, including all expenses for risks assumed and similar expenses arising from the sale agreement. In 2001, the company had reported a net loss of €22 million.
- SelfTrade SA, Paris, together with 5 subsidiaries. SelfTrade was sold in December 2002 and deconsolidated at December 31, 2002. The company generated a net loss of €59 million in the year under review (2001: € −41 million). The goodwill arising in connection with SelfTrade was amortized in full in the year under review. The gains on final consolidation, totaling €36 million, are shown under other operating income.
- DAB Bank (Schweiz) AG, Bäch, sold at a loss of €3 million.
- Ringturm Kapitalanlagegesellschaft m.b.H, Vienna, which was sold at a gain of €2 million.

At the same time, the following companies are no longer included in consolidation as they failed to reach the materiality threshold:

- Bank Austria Creditanstalt Handelsbank AG, Vienna,
- GUS Consulting GmbH, Vienna (formerly CA IB Investment-bank Aktiengesellschaft, Vienna),
- CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Vienna,
- CA IB Securities Investment Fund Management Rt., Budapest,
- CA IB Fund Management S.A., Warsaw,
- CA IB Investment Fund Company, Warsaw,
- CA IB Investment Management S.A., Warsaw,
- CA IB Securities a.s., Prague,
- CA IB Securities Rt., Budapest,
- CA IB Securities S.A., Warsaw,
- CA IB International Markets Limited, London.

The following companies included in consolidation were involved in corporate mergers during fiscal 2002:

- HVB Private Clients GmbH was absorbed by HVB Asset Management GmbH, which was then renamed HVB Wealth Management Holding GmbH, Munich.
- Activest Institutional Investment Gesellschaft mbH was absorbed by Activest Investmentgesellschaft mbH, Unterföhring.
- EFIT — Equity and Fixed Income Trading GmbH was absorbed by the parent bank.
- Creditanstalt Aktiengesellschaft was absorbed by Bank Austria Creditanstalt AG.
- Leo Vermögensverwaltungs AG was absorbed by Cayenne Vermögensverwaltung GmbH, which was then renamed HVB Alternative Financial Products AG.

No effects on the Bank's economic situation arose from the mergers.

The following companies, among others, have been fully consolidated for the first time in the 2002 financial statements:

- DIA Vermögensverwaltungs-GmbH, Munich
- Portia Grundstücksverwaltungsgesellschaft mbh & Co. Objekt KG, Unterföhring
- Bode Grabner Beye AG & Co. KG, Grünwald
- direktanlage.at AG, Salzburg
- Splitska Banka d.d., Split
- Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg
- HI-Vermögensverwaltungs-Gesellschaft mbH, Munich

The Bank acquired the outstanding limited partnership shares (51%) in Bode Grabner Beye AG & Co. KG as of September 30, 2002, increasing its holding from 49% to 100%. Thus the company, which was previously accounted for using the equity method, was fully consolidated for the first time. The acquistion gave rise to goodwill of €72 million, which is to be amortized over a period of 15 years.

In the second quarter of 2002, Bank Austria Creditanstalt acquired an interest of 90.1% in Splitska Bank d.d. The acquisition cost amounted to €139 million, including goodwill of €38 million. Splitska Banka is to merge with HVB Croatia d.d., Zagreb in mid-2003.

As part of the preparations for the planned consolidation of the Bank's mortgage banking subsidiaries in a separate real estate finance group, the shares in Westfälische Hypothekenbank AG, Württembergische Hypothekenbank AG and PBI Beteiligungs-GmbH held by the parent bank were sold to DIA Vermögensverwaltungs GmbH at year end. This resulted in no changes in the assets, financial situation, or earnings of the corporate group.

At year-end, Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, Schäfflerhof-Objekt-GmbH & Co. KG, Tivoli Grundstücks-Aktiengesellschaft and Hypo-Bank Verwaltungszentrum GmbH & Co.KG were contributed to Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG against the issue of ownership rights. This resulted in no changes in the assets, financial situation, or earnings of the corporate group.

The Bank's largest subgroups have been included in the consolidated financial statements with the number of companies stated below:

- Bank Austria Creditanstalt AG, Vienna: 325 (2001: 325)
- HVB Real Estate Bank Aktiengesellschaft, Munich: 16 (2001: 17)

Of the Bank's 102 (2001: 136) associated companies and joint ventures, 32 (2001: 38) were included in the consolidated financial statements using the equity method. The remaining associated companies and joint ventures do not have a significant impact on the Bank's assets, financial position, or earnings, and are therefore carried under investments.

The following companies are no longer included in the group of companies valued at equity:

- Bode Grabner Beye AG & Co. KG, Grünwald
- HI-Vermögensverwaltungs-Gesellschaft mbH, Munich
- B.I.I. Creditanstalt International Bank Ltd., George Town (Grand Cayman)
- Banco Interfinanzas S.A., Buenos Aires
- Banco Popular Hipotecario S.A., Madrid

Banco Popular Hipotecario S.A. was sold during the year under review, realizing gains of €5 million.

The Bank's interest in Brau und Brunnen AG, Berlin and Dortmund, remains unchanged at 55.6%. This holding is carried under available-for-sale investments, as 22.0% of the interest was acquired with the intention of reselling and the intention at the balance sheet date was still to resell.

As in previous years, the real estate project companies are not included in consolidation. The business activities of these companies are built around exploiting their real estate portfolios to best possible advantage. Their results are incorporated in the financial statements of the parent bank.

A total of 821 subsidiaries, associated companies and joint ventures were neither fully consolidated nor accounted for using the equity method as they do not have a material impact on the Bank's assets or financial position, or earnings.

The effects on the balance sheet of the contractual relationships between the Group companies and these non-consolidated companies are included in the consolidated financial statements. The aggregate net income for the year of these companies makes up around 2,5% of consolidated profit, while such companies provide around 1.3% of consolidated assets. The interests in these companies are carried as available-for-sale investments.

	2002	2001
Total number of subsidiaries	**1,195**	**1,309**
Consolidated companies	444	570
Non-consolidated companies	751	739
Joint ventures	**15**	**25**
of which:		
valued at equity	—	1
Associated companies	**87**	**111**
of which:		
valued at equity	32	37

The full list of holdings contains all subsidiaries, joint ventures, and associated companies – broken down by whether they are included in the consolidated financial statements or not – together with other holdings. The list forms part of the present consolidated financial statements filed with the Commercial Register in Munich, and can be viewed at www.hvbgroup.com/holdings

5

PRINCIPLES OF CONSOLIDATION

Consolidation is performed by offsetting the purchase price of a subsidiary against the value of the interest held in the recalculated shareholders' equity of the consolidated subsidiary at the time of acquisition. This amount is the difference between the assets and liabilities of the acquired company, carried at the prorated fair value. The difference between the higher acquisition cost and the recalculated shareholders' equity is recognized as goodwill under intangible assets in the balance sheet and amortized over the estimated useful life. The same principles are applied when consolidating associated companies and joint ventures using the equity method. The profit of the parent bank available for distribution is shown as consolidated profit.

Business transactions between consolidated companies are eliminated. Any intermediate profits or losses arising from intercompany transactions are also eliminated.

6

FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one company and a financial liability or equity instrument of another company. According to IAS 39, all financial instruments are to be recorded in the balance sheet, classified in specific categories, and measured in accordance with this classification.

- Instruments held for trading purposes are shown under assets and liabilities held for trading purposes. Any difference resulting from such being valued with their fair value is taken to the income statement.
- Loans and receivables originated by the company are financial assets that are created by the company providing money, goods, or services directly to a debtor and that are not held for trading purposes. Loans and receivables originated by the company are measured at amortized cost and capitalized under placements with, and loans and advances to, other banks, and loans and advances to customers.
- Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity that the company has the positive intent and ability to hold to maturity. Held-to-maturity financial instruments are measured at amortized cost and included under investments.
- All other financial assets are classified as available-for-sale securities and receivables. They are measured at fair value. The changes in value arising from remeasurement are carried in a separate item under shareholders' equity (available-for-sale reserve) in the balance sheet until the asset is sold or an impairment as defined in IAS 39.109 has occurred. The impairment is reversed in a way that affects reported net income when there is objective evidence that the fair value of the available-for-sale financial instrument has risen. Available-for-sale holdings are not divided into categories that are valued at amortized cost. Available-for-sale financial instruments are largely included in investments, and to a lesser extent also in placements with, and loans and advances to, other banks, and loans and advances to customers.

Purchases and sales of financial instruments are recognized at the trade date. Premiums and discounts are netted directly with the financial instruments. The fair value of the financial instruments can be reliably measured. Unlisted financial instruments for which the Bank cannot measure fair values are carried at amortized cost.

Hedges between financial instruments are recognized in accordance with the two forms described in IAS 39: the fair value hedge and the cash flow hedge.

The Bank applies the method of accounting for fair value hedges for derivatives used to hedge the fair value of recognized assets and liabilities. Under this method, the hedging instrument is measured at fair value. Changes in value are recognized in the income statement. The carrying amounts of the hedged items are adjusted by the valuation results relating to the hedged risk, in a way that affects the income statement.

The Bank applies the method of accounting for cash flow hedges for derivatives used to hedge future cash flows. The Bank recognizes derivatives in accordance with cash flow hedge accounting when they are used to hedge interest rate risk as part of the Bank's asset/liability management. Under this method, the future variable interest payments for variable receivables and liabilities are, from the point of view of IAS 39, converted into fixed interest payments primarily by means of interest rate swaps. Hedging instruments are measured at fair value under this method of accounting. Changes in fair value are divided into an effective and an ineffective portion.

A hedge is regarded as highly effective if, at inception and throughout the life of the hedge, the company can expect changes in the cash flows of the hedged item to be offset almost completely by changes in the cash flows of the hedging instrument. To demonstrate effectiveness, the future variable interest cash flows arising from variable receivables and liabilities being hedged at the end of each quarter or at the balance sheet date are shown alongside the variable interest payments arising from the interest rate derivatives in detailed maturity schedules. The effectively hedged portion of the hedging instrument is recognized in a separate equity item (hedge reserve) in the balance sheet. The hedge reserve is reversed and taken to the income statement in the periods during which the cash flows of the hedged instrument affect net income for the period. Depending on the classification of the hedged financial instrument, the effective portion is recognized either in the income statement or the balance sheet.

The IAS 39-specific equity items available-for-sale reserve and hedge reserve are not included when calculating the figures for profitability ratios.

7

ASSETS HELD FOR TRADING PURPOSES

Besides securities held for trading purposes, this item includes the positive market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale securities.

Provided they are held for trading purposes, note loans, registered bonds and Treasury bills are carried as other assets held for trading purposes.

Assets held for trading purposes are carried at fair value. The carrying value of derivative financial instruments not traded on the stock exchange is calculated using internal price models based on net present value computations and option price models. Gains and losses arising from the valuation and realization of assets held for trading purposes are taken to the income statement as gains less losses arising from trading securities.

8

PLACEMENTS, LOANS AND ADVANCES

Placements with, and loans and advances to, other banks and customers are carried at amortized cost, provided they are not available-for-sale receivables or hedged items of a recognized fair value hedge. Receivables are put on a non-accrual basis when – irrespective of the legal position – an inflow of interest is no longer expected.

9

WRITE-DOWNS ON LOANS AND ADVANCES, AND PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

Anticipated future loan losses, the structure and quality of the loan portfolios, and general economic factors are taken into account when calculating provisions for losses on loans and advances.

Specific loan-loss provisions to the amount of the anticipated loss have been made to cover all identifiable risks arising from lending operations. Specific loan-loss provisions are reversed as soon as the loan default risk has ceased, or used if the receivable is classified uncollectable and written off.

The Bank makes general loan-loss provisions or sets up reserves for loans to countries involving acute transfer risk or guarantees with comparable risk. Country-specific risk provisions are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with acute transfer risk and the corresponding write-down rates are updated regularly to take account of the current risk situation.

Risks related to commitments in foreign currencies have been hedged in the same currency to protect against fluctuations.

Latent lending risks are covered by general provisions measured on the basis of historic loan-loss rates taking into account the economic environment and current events. Loan losses for which no or inadequate specific provisions have been created are treated as consumption of general provisions.

10

INVESTMENTS

Investments comprise held-to-maturity financial instruments and available-for-sale financial instruments, investment property, and companies valued at equity.

Held-to-maturity financial instruments are carried at amortized cost, with premiums and discounts included on a pro rata basis. Write-downs are taken where there is a rating-related decline in value. If the reasons for the write-down no longer apply, a subsequent write-up is taken to the income statement; the amount of this subsequent write-up must not increase the value of the held-to-maturity financial instrument to a level in excess of the amortized cost.

Instruments that are effective hedges against market risk are recorded as part of fair value hedge accounting.

Compliant with IAS 40, land and buildings held long-term by the Bank as investments with a view to generating rental income and/or capital gains are carried at amortized cost. Scheduled depreciation is taken on investment property over its economic useful life of 25–50 years using the straight-line method. The rental income arising from these investments is recorded in net interest income alongside the funding expense. All other income and expenses arising from land and buildings not used by the Bank are included in net income from investments.

Material investments in joint ventures and associated companies are valued using the equity method, provided they are not of minor significance. Investments in non-consolidated companies and listed companies not valued at equity are carried at the fair value.

11

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is valued at acquisition or production cost less scheduled depreciation – insofar as the assets are depreciable – using the straight-line method based on the assets' useful lives. Fixtures in rented buildings are depreciated over the term of the rental contract, taking into account any extension options, if this is shorter than the normal useful life of the asset concerned.

Property, plant and equipment	Useful economic life
Buildings	25 – 50 years
Fixtures in buildings not owned	10 – 25 years
Computer equipment	3 – 5 years
Other plant and office equipment	3 – 25 years

Non-scheduled depreciation is taken on property, plant and equipment whose value is additionally reduced. Should the reasons for the non-scheduled depreciation no longer apply, a subsequent write-up is taken to the income statement; the amount of this subsequent write-up must not increase the value of the property, plant and equipment to a level in excess of the amortized acquisition or production cost.

Subsequent expenditure relating to an item of property, plant and equipment is capitalized, provided additional future economic benefits will flow to the Bank. Expenditure on repairs or maintenance of property, plant and equipment is recognized as expense in the year in which it is incurred.

12

LEASE OPERATIONS

The Bank classifies leases on the basis of the distribution of economic risks and rewards arising from a leased asset between lessor and lessee.

HVB Group as lessor

Assets held under finance leases are recognized as a receivable at an amount equal to the net investment in the lease. Interest and similar income is recognized on the basis of a constant, periodic rate of return relating to the net investment outstanding.

Assets held under operating leases are recognized as, and valued using the same principles as, property, plant and equipment. Revenue under these arrangements is recognized on a straight line basis over the lease term.

HVB Group as lessee

Under a finance lease, the asset is recognized as property, plant and equipment, and the obligation as a liability. The asset is stated at the lower of the following two values: Either the fair value of the leased asset at the inception of the lease, or the present value of the minimum lease payments. In calculating the present value of the minimum lease payments, the interest rate implicit in the lease is applied.

The lease payments are broken down into two components: the finance charge (treated as interest expense) and the redemption payment (which reduces the amount of the outstanding liability). Lease payments relating to operating leases are recognized as rental expense. Contracts in which the Bank acts as lessee are comparatively insignificant.

13

INTANGIBLE ASSETS

The main items included in intangible assets are goodwill and software. Goodwill is amortized over the assumed useful life of 15 to 20 years. Factors to be considered when estimating the useful life primarily include the strategic orientation and the anticipated future income from the subsidiary. Compliant with IAS 36, the value of goodwill is checked regularly, with non-scheduled amortization being taken where necessary. Software is valued at amortized cost, and written down over an expected useful life of 3 to 5 years.

14

LIABILITIES

Liabilities that are not hedged items of an effective fair value hedge are reported at amortized cost, taking into account deferred premiums and discounts on a pro rata basis. Non-interest-bearing liabilities, such as zero bonds and other discounted paper, are shown at present value.

15

LIABILITIES HELD FOR TRADING PURPOSES

Liabilities held for trading purposes include traded derivatives and derivatives used to hedge foreign currency risk arising from financial instruments that are not available for sale. Warrants and certificates issued by the Bank's trading department are also stated under this item.

16

PROVISIONS

When assessing provisions for uncertain liabilities and anticipated losses on pending transactions, the Bank uses a best estimate compliant with IAS 37.36 ff. Long-term provisions are discounted.

In accordance with IAS 19, the Bank uses actuarial principles to determine the provisions for pensions and similar commitments. The amounts are calculated using the projected unit credit method, taking into account the present value of the defined benefit obligations and unrealized actuarial gains and losses. Causes of such gains and losses include irregularities in the risk profile (e.g. higher or lower rates of early retirement or mortality than anticipated in the calculation principles applied) and changes in the applicable parameters.

Actuarial gains and losses are recognized in accordance with the corridor method. Under this approach, gains and losses are not recognized as income or expense in subsequent years unless the cumulative gains or losses at the balance sheet date exceed the higher of the following two items: either 10% of the present value of the defined benefit obligation or the assets of an external retirement benefit scheme.

The discount rate is based on the long-term interest rate for first-class, fixed-yield corporate bonds at the balance sheet date. The amount of the provisions recognized in the balance sheet is calculated using the provisions recognized in the prior year plus the pension expense determined at the beginning of the fiscal year less payments for the current fiscal year affecting liquidity.

17

OTHER LIABILITIES

Compliant with IAS 37, accruals and other items are shown under other liabilities. These reflect future expenditure of uncertain timing or amount, but the uncertainty is much less than for provisions. Accruals are liabilities for goods and services provided or received that have been neither paid for nor invoiced by the supplier nor formally agreed. This also includes current liabilities to employees, such as flex-time credits and outstanding vacation. Accruals are carried at the amount likely to be used.

18

FOREIGN CURRENCY TRANSLATION

Amounts in foreign currency are translated in accordance with the principles set forth in IAS 21. This standard calls for monetary items not denominated in euros and cash transactions not completed at the reporting date to be translated into euros at the reporting date using current market rates. Non-monetary items carried at cost are translated using the rate applicable at the time of acquisition.

Income and expense items arising from foreign currency translation at the individual Group companies are stated under the appropriate items of the income statement.

Where they are not stated in euros, the balance sheet, income and expense items reported by the Bank's subsidiaries are translated using current market rates at the balance sheet date in the consolidated financial statements.

19

TAXES ON INCOME

Taxes on income are accounted for in accordance with the principles set forth in IAS 12. Apart from a few exceptions allowed for in the standard, deferred tax assets and liabilities are recognized for all temporary differences between the values stated in accordance with IFRS and the values stated for tax-reporting purposes. Deferred tax assets arising from unused losses carried forward for tax-reporting purposes are shown where permitted by IAS 12.

Since the concept is based on the presumption of future tax assets and liabilities under the liability method, the assets and liabilities are computed using the tax rates that are expected to apply when the differences are reversed.

20

DISCONTINUING OPERATIONS

In October 2002, the Bank announced its intention of consolidating its commercial real estate finance business in a separate corporate group. The preferred model for this is a spin-off, which is scheduled for completion in 2003. The future, independent corporate group known as the Hypo Real Estate Group (Hypo Group) is shown as a discontinuing operation in the present consolidated financial statements. The following companies and operations are being assigned to the new entity from the existing group of consolidated companies of HVB Group:

- HVB Real Estate Bank AG
- Westfälische Hypothekenbank AG
- WestHyp Immobilien Management GmbH & Co. KG
- Württembergische Hypothekenbank AG
- FGH-Bank N.V.
- Pfandbrief Bank International S.A.
- PBI-Beteiligungs-GmbH
- HVB Real Estate Capital Ltd., London
- DIA Vermögensverwaltungs-GmbH
- commercial real estate transactions of HVB AG's European offices
- HVB AG's cross-border operations

For the most part, the discontinuing operation was previously assigned to the Real Estate business segment. Until the final separation takes place, the Bank will report on this operation under a new segment called the Hypo Group.

The proforma presentation of the income statement, balance sheet, and cash flow statement provide information about the assets, earnings and cash flow situation of the Hypo Group. This already shows the discontinuing operation as an independent corporate group separated from HVB Group.

Effects from the outstanding final consolidation of the companies listed above are not yet included in HVB Group new. The positive and negative goodwill arising at the Hypo Group upon transfer will be measured in line with the relevant IFRS regulations in future years. Consequent effects on net income have not been assumed for 2001 or 2002. The shareholders' equity of the Hypo Group has been calculated as the balance of the restated assets and liabilities of the new corporate group, taking into account the transaction structure currently planned. Not included in this process are future measures like the provision of additional capital or the parent bank's risk coverage. In terms of the operations to be transferred by the parent bank, the proforma view is based on the assumption that they are physically transferred to the Hypo Group. In this context, however, there may also be synthetic transfers resulting from the use of credit derivatives.

PROFORMA INCOME STATEMENT FOR THE DISCONTINUING OPERATION HYPO GROUP

	2002	2001	Change	
	€ millions	€ millions	€ millions	%
Net interest income	736	804	– 68	– 8.5
Provisions for losses on loans and advances	505	291	+ 214	+ 73.5
Net interest income after provisions for losses on loans and advances	231	513	– 282	– 55.0
Net commission income	12	17	– 5	– 29.4
Trading profit (loss)	—	(1)	+ 1	+ 100.0
General administrative expenses	254	247	+ 7	+ 2.8
Balance of other operating income and expenses	14	52	– 38	– 73.1
Operating profit (loss)	**3**	**334**	**– 331**	**– 99.1**
Net income from investments	62	66	– 4	– 6.1
Amortization of goodwill	—	—	—	—
Additions to restructuring provisions	3	10	– 7	– 70.0
Balance of other income and expenses	(2)	(3)	+ 1	+ 33.3
Profit from ordinary activities/net income before taxes	**60**	**387**	**– 327**	**– 84.5**
Income taxes	40	145	– 105	– 72.4
Net income (loss)	**20**	**242**	**– 222**	**– 91.7**

SELECTED ITEMS IN THE PROFORMA BALANCE SHEET OF THE DISCONTINUING OPERATION HYPO GROUP

	2002	2001	Change	
	€ billions	€ billions	€ billions	%
Total volume of lending	124	127	– 3	– 2.7
including: mortgage loans	65	65	—	– 0.7
municipal loans	55	60	– 5	– 7.4
Write-downs on loans and advances	(2)	(1)	– 1	– 44.9
Investments	39	37	+ 2	+ 4.5
Deposits from other banks/amounts owed to other depositors	32	25	+ 7	+ 28.5
Promissory notes and other liabilities evidenced by paper	131	135	– 4	– 3.1
including: mortgage bonds	14	19	– 5	– 23.0
municipal bonds	69	63	+ 6	+ 8.5
Shareholders' equity (without changes in valuation of financial instruments)	1	1	—	+ 22.0

PROFORMA CASH FLOW STATEMENT FOR THE DISCONTINUING OPERATION HYPO GROUP

	2002	2001
	€ millions	
Cash and cash equivalents at Jan. 1	**685**	**749**
Cash flows from operating activities	296	923
Cash flows from investing activities	(654)	(456)
Cash flows from financing activities	(213)	(531)
Cash and cash equivalents at Dec. 31	**114**	**685**

21

NOTES TO SEGMENT REPORTING BY BUSINESS SEGMENT (PRIMARY SEGMENTATION)

The Bank is managed in business segments, which is why they are defined as primary segments. A detailed description of the operations and products is provided in the reports on the individual business segments in the Annual Review. The primary Real Estate Workout segment is shown alongside the business segments.

As announced in October 2002, the Bank intends to consolidate its mortgage banking subsidiaries in an independent real estate finance group (Hypo Group). Segment reporting has been prepared taking this planned spin-off into account. The discontinuing operation is shown as the "Hypo Group" segment. "HVB Group new" (HVB Group after the planned spin-off) comprises the three business segments designated for retention:

- Germany
- Austria/CEE
- Corporates & Markets plus the Real Estate Workout segment

The Wealth Management segment, which encompassed the Bank's private banking and asset management activities, was also shown in the 2002 interim reports. These activities have now been allocated to the Germany and Austria/CEE segments. The prior year figures have been adjusted accordingly.

The Bank's segment reporting is based on its segment controlling instrument, which is prepared in accordance with IFRS. The segments operate as autonomous companies with their own equity resources and responsibility for profits and losses. The business segments are delimited by responsibility for serving customers. Net interest income is broken down using the market interest calculation method. Overhead costs are allocated to the correct segment according to causation. The Group Services Business, Core IT, and Group Corporate Center divisions are treated as external service providers charging fair market prices for their services.

Goodwill is allocated to the business segments. Where the commercial activities of a company span more than one segment, the goodwill is distributed in line with the contribution to results expected at the time of acquisition.

Core capital of 6.2% in relation to the risk positions, in other words risk assets and the market risks to be covered as set forth in Principle 1 of the Banking Supervisory Regulations regarding Section 10 of the German Banking Act, is allocated to the individual business segments. The average tied core capital calculated in this way is used to compute the return on investment, which is disclosed under net interest income. In this context, the Bank applies a rate of interest which, according to its empirical observations, represents the average long-term rate of return of a risk-free asset on the capital market. The average tied core capital for each business segment forms the basis for computing return on equity. When calculating return on equity after taxes, the Bank uses net income excluding minority interest. Taxes on income are normally allocated to the business segments in accordance with causation.

The Other/consolidation column within HVB Group new reflects amounts that do not fall under the sphere of responsibility of the business segments as well as cross-segment consolidations. This includes consolidated service companies, and net income from non-consolidated subsidiaries not assigned to the business segments and from the strategic securities portfolio, which is the responsibility of the Board of Managing Directors. Also incorporated under this heading are the amounts resulting from decisions taken with regard to asset/liability management.

The Consolidation column outside HVB Group new reflects consolidations between HVB Group new and the Hypo Group.

INCOME STATEMENT, BROKEN DOWN BY BUSINESS SEGMENT

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
				€ millions					
Net interest income									
2002	2,954	1,968	1,382	(10)	(358)	5,936	736	(23)	6,649
2001	3,066	1,999	1,868	(8)	(258)	6,667	804	(140)	7,331
Provisions for losses on loans and advances									
2002	1,853	511	919	—	9	3,292	505	—	3,797
2001	915	644	394	(140)	(30)	1,783	291	—	2,074
Net commission income									
2002	1,187	1,044	418	(2)	25	2,672	12	—	2,684
2001	1,442	994	407	—	17	2,860	17	—	2,877
Trading profit (loss)									
2002	3	91	699	—	(6)	787	—	—	787
2001	18	170	386	—	19	593	(1)	—	592
General administrative expenses									
2002	3,189	2,226	1,395	29	57	6,896	254	(74)	7,076
2001	3,507	2,565	1,372	52	(12)	7,484	247	(15)	7,716
Balance of other operating income and expenses									
2002	28	24	30	(4)	102	180	14	(79)	115
2001	401	32	4	2	(5)	434	52	(1)	485
Operating profit (loss)									
2002	(870)	390	215	(45)	(303)	(613)	3	(28)	(638)
2001	505	(14)	899	82	(185)	1,287	334	(126)	1,495
Net income on investments									
2002	(99)	44	(267)	—	909	587	62	—	649
2001	3	(24)	(40)	(139)	664	464	66	—	530
Amortization of goodwill									
2002	215	111	62	—	7	395	—	—	395
2001	139	140	29	—	13	321	—	—	321
Additions to restructuring provisions									
2002	212	2	35	—	34	283	3	—	286
2001	—	9	—	—	—	9	10	—	19
Balance of other income and expenses									
2002	(11)	(2)	(3)	(115)	(18)	(149)	(2)	—	(151)
2001	(14)	(3)	(7)	(69)	(40)	(133)	(3)	—	(136)
Profit (loss) from ordinary activities/net income (loss) before taxes									
2002	(1,407)	319	(152)	(160)	547	(853)	60	(28)	(821)
2001	355	(190)	823	(126)	426	1,288	387	(126)	1,549
including:									
Bank Austria Group									
2002	—	319	(61)	—	5	263	—	—	263
2001	—	(190)	267	—	216	293	—	—	293

23

KEY RATIOS, BROKEN DOWN BY BUSINESS SEGMENT

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout[1]	Other/ con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
	in %								
Cost-income ratio (based on operating revenues)									
2002	76.4	71.2	55.2	—	—	72.0	33.3	—	69.1
2001	71.2	80.3	51.5	—	—	70.9	28.3	—	68.4
Return on equity before taxes									
2002	−21.2	9.6	−2.9	—	—	−5.4	2.1	—	−4.4
2001	5.2	−5.3	16.3	—	—	8.0	12.5	—	8.1
Return on equity after taxes, net of amortization of goodwill									
2002	−15.0	8.1	−1.6	—	—	−2.6	0.3	—	−2.3
2001	5.5	−1.5	11.6	—	—	6.9	7.3	—	6.5
Return on equity after taxes									
2002	−18.3	4.8	−2.8	—	—	−5.1	0.3	—	−4.4
2001	3.7	−3.9	10.1	—	—	5.1	6.5	—	4.9

1 Figures for Real Estate Workout division have no informative value

24

OPERATING PERFORMANCE, BROKEN DOWN BY BUSINESS SEGMENT

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
	€ millions								
Assets held for trading purposes									
2002	54	2,923	82,275	—	—	85,252	—	—	85,252
2001	32	1,924	67,254	—	—	69,210	—	—	69,210
Total volume of lending									
2002	176,732	79,529	107,312	4,285	(1,044)	366,814	123,505	(2,386)	487,933
2001	187,781	85,967	101,487	5,660	(2,944)	377,951	126,884	(1,740)	503,095
Deposits from other banks									
2002	1,629	6,618	130,007	—	(6,817)	131,437	21,550	(9,626)	143,361
2001	3,416	9,995	122,295	—	(12,017)	123,689	15,580	(4,645)	134,624
Amounts owed to other depositors									
2002	54,509	55,607	35,096	325	(779)	144,758	10,216	(52)	154,922
2001	58,545	58,742	45,784	168	(515)	162,724	9,150	(212)	171,662
Promissory notes and other liabilities evidenced by paper									
2002	107	6,626	137,263	—	(607)	143,389	131,103	(2,931)	271,561
2001	115	7,273	173,393	—	(1,789)	178,992	135,236	(3,519)	310,709

25

RISK PROVISION RATES, BROKEN DOWN BY BUSINESS SEGMENT

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
Net addition rate (%)									
2002	1.05	0.64	0.86	—	—	0.90	0.41	—	0.78
2001	0.49	0.75	0.39	– 2.47	—	0.47	0.23	—	0.41
Loan-loss rate (%)									
2002	0.35	0.33	0.41	17.15	—	0.59	0.08	—	0.46
2001	0.33	0.47	0.21	18.12	—	0.60	0.07	—	0.46
Total provisions for losses on loans and advances (€ millions)									
2002	5,222	3,566	2,303	1,429	150	12,670	1,510	—	14,180
2001	4,212	3,420	1,810	2,150	221	11,813	1,039	—	12,852
Provision rate (%)									
2002	2.95	4.48	2.15	33.35	—	3.45	1.22	—	2.91
2001	2.24	3.98	1.78	37.99	—	3.13	0,82	—	2.55

26

LOANS PUT ON A NON-ACCRUAL BASIS, BROKEN DOWN BY BUSINESS SEGMENT

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
Loans put on a non-accrual basis (€ millions)									
2002	4,982	2,430	2,930	2,156	83	12,581	2,113	—	14,694
2001	4,676	2,424	1,302	2,964	280	11,646	1,283	—	12,929
Coverage rate for loans put on a non-accrual basis (%)									
2002	105	147	79	66	—	101	71	—	97
2001	90	141	139	73	—	101	81	—	99

27

CAPITAL, BROKEN DOWN BY BUSINESS SEGMENT

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
	€ millions								
Average tied core capital (compliant with German Banking Act)									
2002	7,211	3,601	5,644	132	749	17,337	3,182	—	20,519
2001	7,413	3,870	5,502	155	598	17,538	3,356	—	20,894
Average equity capital									
2002	6,624	3,308	5,185	121	688	15,926	2,923	—	18,849
2001	6,818	3,560	5,061	143	549	16,131	3,087	—	19,218

EMPLOYEES, BROKEN DOWN BY BUSINESS SEGMENT AND SERVICE DIVISION

	2002	2001
Germany	22,297	23,851
Austria/CEE	28,655	30,151
Corporates & Markets	3,964	4,205
Real Estate Workout	414	413
Group Services	2,991	3,185
Core IT	2,738	2,642
Group Corporate Center	3,378	3,607
HVB Group new	64,437	68,054
Hypo Group	1,489	1,466
HVB Group	**65,926**	**69,520**

29

SEGMENT REPORTING BY REGION (SECONDARY SEGMENTATION)

The allocation of amounts to regions is based on the head office of the Group companies or offices involved.

Income statement, broken down by region

	Germany	Austria	Other Western Europe	Central and Eastern Europe	Americas	Asia	Consolidation	Group
				€ millions				
Operating revenues								
2002	5,233	2,596	1,209	1,085	507	171	(566)	10,235
2001	5,615	2,625	1,220	1,297	730	157	(359)	11,285
Provisions for losses on loans and advances								
2002	2,763	432	234	148	244	(24)	—	3,797
2001	1,203	446	48	200	187	(10)	—	2,074
General administrative expenses								
2002	3,969	1,798	450	670	167	77	(55)	7,076
2001	4,251	1,950	472	761	218	90	(26)	7,716
Operating profit (loss)								
2002	(1,498)	367	524	267	96	118	(512)	(638)
2001	161	229	700	336	325	77	(333)	1,495
Profit (loss) from ordinary activities/net income (loss) before taxes								
2002	(1,379)	202	369	237	132	131	(513)	(821)
2001	466	324	544	249	260	39	(333)	1,549

Cost-income ratio based on operating revenues, broken down by region

	2002	2001
	in %	
Germany	75.8	75.7
Austria	69.3	74.3
Other Western Europe	37.2	38.7
Central and Eastern Europe	61.8	58.7
Americas	32.9	29.9
Asia	45.0	57.3
Group	**69.1**	**68.4**

Total volume of lending, broken down by region

	2002	2001
	€ millions	
Germany	316,024	339,017
Austria	75,362	81,155
Other Western Europe	59,543	55,686
Central and Eastern Europe	15,652	12,703
Americas	23,791	19,918
Asia	10,765	8,629
Consolidation	(13,204)	(14,013)
Group	**487.933**	**503,095**

Employees, broken down by region

	2002	2001
Germany	32,901	34,387
Austria	13,381	14,151
Other Western Europe	1,890	2,149
Central and Eastern Europe	16,820	17,999
Africa	1	—
Americas	590	534
Asia	340	299
Australia	3	1
Group	**65,926**	**69,520**

NOTES TO THE INCOME STATEMENT

30

NET INTEREST INCOME

	2002	2001
	€ millions	
Interest and similar income from		
lending and money market transactions	28,222	31,671
fixed-income securities and government-inscribed debt	4,874	6,114
equity securities and other variable-yield securities	259	273
subsidiaries	136	124
companies valued at equity	16	122
participating interests	62	94
investment property	55	66
Interest expense and similar charges for		
deposits	12,301	14,829
promissory notes and other liabilities evidenced by paper	13,500	15,337
subordinated capital	1,361	1,197
Net income from lease operations	187	230
Total	6,649	7,331

Interest margin

	2002	2001
	in %	
Based on average risk assets (BIS)	2.07	2.20
Based on average volume of business	1.04	1.13

31

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

	2002	2001
	€ millions	
Additions	5,235	3,943
Write-downs on loans and advances	4,975	3,803
Provisions for losses on loans and advances	260	140
Reversals	(1,337)	(1,712)
Write-downs on loans and advances	(1,188)	(1,454)
Provisions for losses on loans and advances	(149)	(258)
Payments received for written-off loans	(101)	(157)
Total	**3,797**	**2,074**

32

NET COMMISSION INCOME

	2002	2001
	€ millions	
Securities and custodial services	1,075	1,245
Foreign trade operations/money transfer operations	939	923
Lending operations	476	467
Other service operations	194	242
Total	**2,684**	**2,877**

33

GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

	2002	2001
	€ millions	
Equity contracts	172	51
Interest rate and currency contracts	615	541
Total	**787**	**592**

This item includes interest and dividend income totaling €862 million and refinancing costs totaling €875 million resulting from the balance of assets and liabilities held for trading purposes.

34

GENERAL ADMINISTRATIVE EXPENSES

	2002	2001
	€ millions	
Personnel expense	**3,912**	**4,168**
Wages and salaries	2,893	3,086
Social security costs	513	518
Pension and other employee benefit costs	506	564
Other administrative expenses	**2,451**	**2,818**
Depreciation and amortization	**713**	**730**
on property, plant and equipment	514	585
on software and other intangible assets, excluding goodwill	199	145
Total	**7,076**	**7,716**

In 2002, the Bank did not grant to employees any substantial stock option schemes involving shares of the parent bank or similar forms of remuneration.

35

BALANCE OF OTHER OPERATING INCOME AND EXPENSES

	2002	2001
	€ millions	
Other operating income	487	1,036
Other operating expenses	372	551
Total	**115**	**485**

The largest items under other operating income relate to gains on the partial and full deconsolidation of subsidiaries totaling €105 million.

Income from the reversal of provisions other than loan-loss provisions amounts to €99 million. Moreover, the Bank generated rental income totaling €56 million from land and buildings not classified as investments. The sale of property, plant and equipment, placements, loans and advances, intangible assets and other assets gave rise to income totaling €38 million and expenses totaling €14 million. The expenses arising from additions to accruals and provisions other than loan-loss provisions total €76 million.

Apart from this, there are no substantial individual items included in other operating expenses.

36

OPERATING REVENUES

Breakdown of operating revenues

	2002	2001
	€ millions	
Net interest income	6,649	7,331
Net commission income	2,684	2,877
Gains less losses arising from trading securities (trading profit)	787	592
Balance of other operating income and expenses	115	485
Total	**10,235**	**11,285**

37

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATES

The change in foreign exchanges rates compared with the previous year, notably the appreciation of the euro against the dollar and other major international currencies, depressed net interest income and net commission income, and reduced administrative expenses.

	Effect	Adjusted changes	
	in € millions	in € millions	in %
Net interest income	–160	–522	–7.1
Net commission income	–52	–141	–4.9
Gains less losses arising from trading securities (trading profit)	–16	211	35.6
General administrative expenses	–129	–511	–6.6

38

NET INCOME FROM INVESTMENTS

Net income from the sale of, and changes in valuation of, held-to-maturity and available-for-sale investments to be recognized in the income statement are shown in this item. Also stated here are gains on the sale of companies valued at equity, and expenses arising from, and gains on the realization of, investment property. The net income from held-to-maturity assets totaled €15 million (2001: net loss of €22 million) and net income from available-for-sale investments €691 million (2001: €499 million). The largest single item is the gain of €419 million on the acquisition of the minority interests and the subsequent deconsolidation of a financial company formed in 2002 which was used to hedge part of the Bank's strategic shareholdings and conduct money dealings. In addition, the gains on the disposal of shareholdings and revaluation expenses largely offset each other.

The loss on the sale of, and write-downs taken on, joint ventures and associated companies valued at equity totaled €40 million (2001: gain of €75 million). Expenses relating to investment property totaled €55 million (2001: €39 million). The Bank realized gains of €38 million (2001: €17 million) on the sale of such property.

39

AMORTIZATION OF GOODWILL

The Bank took scheduled amortization of goodwill totaling €210 million in 2002. In conjunction with the sale and deconsolidation of Self Trade, the Bank took non-scheduled amortization on the remaining goodwill of €164 million. Furthermore, the goodwill associated with DAB Bank of €21 million was amortized in full.

40

ADDITIONS TO RESTRUCTURING PROVISIONS

The Bank has created provisions compliant with IAS 37 for a package of measures aimed at reducing future expenses. This includes compensation payments, disassembly costs and the like for rented properties no longer required in future, and payments in connection with severance payments and part-time working pre-retirement. The net additions to these provisions totaling €286 million are being shown separately for the first time.

41

BALANCE OF OTHER INCOME AND EXPENSES

	2002	2001
	€ millions	
Other income	—	—
Other expenses	**151**	**136**
of which:		
Other taxes	18	37
Absorbed losses	133	80
Balance of other income and expenses	**(151)**	**(136)**

TAXES ON INCOME

This item breaks down as follows:

	2002	2001
	€ millions	
Current taxes	277	580
Deferred taxes	(240)	2
Total	**37**	**582**

Deferred tax assets and liabilities result from the creation and reversal of tax deferrals during the year under review. Deferred tax income can be primarily attributed to temporary differences arising or being reversed (deferred tax income of €286 million) and to changes in value of deferred tax assets (deferred tax expense of €44 million).

The differences between computed taxes on income and recognized taxes on income are shown in the following table.

	2002	2001
	€ millions	
Net income (loss) before taxes	(821)	1,549
Applicable tax rate	26.4%	26.4%
Computed taxes on income	(217)	409
Tax effects		
arising from prior years and changes in tax rates	33	5
arising from foreign income	(24)	(60)
arising from non-taxable income	(438)	(237)
arising from different tax laws	(112)	(29)
arising from non-deductible expenses	182	93
arising from valuation adjustments and the non-application of deferred taxes	500	304
arising from amortization of goodwill	105	85
arising from other differences	8	12
Recognized taxes on income	**37**	**582**

The tax rate applicable in the year under review remained unchanged at 26.4%. The figure comprises the current rate of corporate income tax in Germany of 25% and the solidarity surcharge of 5.5% of corporate income tax.

The effect on tax of foreign income results from different tax rates applicable in other countries.

The item tax effects arising from different tax laws comprises primarily the non-uniform rates of current and deferred trade tax calculated in Germany, and a reduction in corporate income tax and the solidarity surcharge resulting from the allowability of trade tax. In 2002, this item also includes the dividend-related reduction and increase of corporate income tax and the solidarity surcharge.

Alongside the effects arising from the reduction of deferred tax assets compliant with IAS 12.56, the item effects on taxes arising from value adjustments and the non-application of deferred taxes contains the effects arising from the non-application of deferred tax assets due to tax losses carried forward and temporary differences in the current fiscal year. In addition, this item includes the effects of temporary differences associated with subsidiaries for which, compliant with IAS 12.39 and IAS 12.44, no deferred tax assets or liabilities may be recognized.

The deferred tax assets and liabilities are broken down as follows:

	2002	2001
	€ millions	
Deferred tax liabilities		
Placements with, and loans and advances to, other banks and customers	153	190
Assets/liabilities held for trading purposes	581	229
Investments	746	665
Property, plant and equipment	168	190
Other assets/liabilities	2,196	1,259
Deposits from other banks/amounts owed to other depositors	103	330
Other	60	127
Deferred tax liabilities	**4,007**	**2,990**
Deferred tax assets		
Assets/liabilities held for trading purposes	845	43
Investments	328	168
Property, plant and equipment/ intangible assets	79	155
Provisions	605	590
Other assets/liabilities	4,105	2,991
Deposits from other banks/amounts owed to other depositors, incl. provisions for losses on loans and advances	262	350
Losses carried forward	477	416
Other	142	90
Deferred tax assets	**6,843**	**4,803**

The German Tax Reduction Act fundamentally altered the taxation of German corporations and their shareholders. Starting January 1, 2001, corporations are charged a definitive corporate income tax rate of 25%, irrespective of whether the earnings are distributed or not. Deferred taxes are measured for the Bank's domestic companies using a uniform rate of corporate income tax, including the solidarity surcharge, of 26.4%, and a rate of municipal trade tax dependent on the respective assessment rate. Given the allowability of municipal trade tax when calculating corporate income tax, this results in an unchanged total assessment rate for deferred taxes of 39.8% at the parent bank.

Under the German Flood Victim Solidarity Act, the corporate income tax rate for 2003 was raised 1.5% to 26.5%, with the solidarity surcharge rate remaining unchanged. Deferred tax assets and liabilities are only valued at the higher tax rate if a reversal of temporary differences can be demonstrated in 2003 and the valuation resulted in an increase in deferred tax liabilities. This did not give rise to any material effects.

The available-for-sale reserve was reduced by €136 million due to deferred taxes in the year under review. Deferred tax assets of €1,556 million were offset against the hedge reserve in 2002.

In each case, the deferred tax items offset directly against reserves are amounts before adjustment for minority interest.

Compliant with IAS 12, no deferred tax assets have been recognized for tax losses carried forward totaling €2,805 million (2001: €1,429 million) and deductible temporary differences of €635 million (2001: €271 million).

43

EARNINGS PER SHARE

	2002	2001
Net income (loss) adjusted for minority interest (€ millions)	(829)	938
Net income (loss) adjusted for minority interest and before amortization of goodwill (€ millions)	(434)	1,259
Average number of shares	536,288,701	536,088,701
Earnings per share in € (excl. amortization of goodwill)	**– 0.81**	**2.35**
Earnings per share in €	**– 1.55**	**1.75**

A figure for diluted earnings per share was not calculated as no conversion rights or options from conditional capital were still outstanding at the balance sheet date in either 2001 or 2002.

44

STATEMENT OF VALUE ADDED

Creation:

	2002	2001
	€ millions	
Operating revenues	10,235	11,285
Net income from investments	649	530
Total income	10,884	11,815
Provisions for losses on loans and advances	3,797	2,074
Other administrative expenses	2,451	2,818
Depreciation and amortization on property, plant and equipment, and intangible assets	1,108	1,051
Other expenses (excl. taxes)	419	118
Value added	**3,109**	**5,754**

Use:

	2002	2001
	€ millions	
Value added	**3,109**	**5,754**
Employees (personnel expenses)	3,912	4,168
Public authorities (taxes)	55	619
HypoVereinsbank shareholders (dividend)	—	457
Minority interest	(29)	29
Companies	(829)	481

45

CASH RESERVE

	2002	2001
	€ millions	
Cash on hand and balances with central banks	4,780	6,787
Treasury bills and other bills eligible for refinancing with central banks	593	1,249
Treasury bills, zero-interest		
Treasury notes and similar debt instruments of public-sector entities	229	697
Bills of exchange	364	552
Total	**5,373**	**8,036**

46

ASSETS HELD FOR TRADING PURPOSES

	2002	2001
	€ millions	
Debt securities and other fixed-income securities	33,793	36,854
Money market instruments	2,498	1,180
Bonds and notes	31,295	35,674
issued by public-sector borrowers	4,698	6,224
issued by other borrowers	20,259	22,383
own debt securities	6,338	7,067
of which:		
Marketable securities	31,997	35,540
listed	27,591	32,121
unlisted	4,406	3,419
Equity securities and other variable-yield securities	2,536	5,060
Equity securities	1,442	2,910
Investment securities	1,045	1,061
Other	49	1,089
of which:		
Marketable securities	2,480	3,992
listed	1,720	3,269
unlisted	760	723
Positive fair values from derivative financial instruments	44,411	23,447
Other assets held for trading purposes	4,512	3,849
Total	**85,252**	**69,210**

Assets held for trading purposes are carried at fair value. The difference between the cost of acquisition and fair value of listed securities totals €996 million.

Debt securities and other fixed-income securities receivable from non-consolidated subsidiaries and *companies in which a participating interest is held*

	2002	2001
	€ millions	
Non-consolidated subsidiaries	130	486
Companies in which a participating interest is held	375	126
Total	**505**	**612**

47

PLACEMENTS WITH, AND LOANS AND ADVANCES TO, OTHER BANKS

Placements with, and loans and advances to, other banks, broken down by type of business

	2002	2001
	€ millions	
Placements, loans and advances	**43,155**	**44,602**
Municipal loans	22,432	23,395
Real estate loans	388	384
Other placements, loans and advances	20,335	20,823
Investments	**30,712**	**44,897**
Total	**73,867**	**89,499**

Placements with, and loans and advances to, other banks in Germany and other regions

	2002	2001
	€ millions	
Banks in Germany	35,134	39,448
Banks in other regions	38,733	50,051
Total	**73,867**	**89,499**

Placements with, and loans and advances to, other banks, broken down by maturity

	2002	2001
	€ millions	
Repayable on demand	15,045	8,535
With agreed maturities	58,822	80,964
up to 3 months	24,538	37,559
from 3 months to 1 year	8,430	13,207
from 1 year to 5 years	12,520	14,640
from 5 years and over	13,334	15,558
Total	**73,867**	**89,499**

Placements with, and loans and advances to, non-consolidated subsidiaries and companies in which a participating interest is held

	2002	2001
	€ millions	
Non-consolidated subsidiaries	605	684
Companies in which a participating interest is held	2,574	3,730
Total	**3,179**	**4,414**

48

LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers, broken down by type of business

	2002	2001
	€ millions	
Loans and advances	**406,210**	**420,940**
Municipal loans	59,252	64,477
Real estate loans	199,799	192,527
Other placements, loans and advances	147,159	163,936
Investments	**3,728**	**10,120**
Total	**409,938**	**431,060**

Loans and advances to customers in Germany and other regions

	2002	2001
	€ millions	
Customers in Germany	264,257	282,389
Customers in other regions	145,681	148,671
Total	**409,938**	**431,060**

Loans and advances to customers, broken down by maturity

	2002	2001
	€ millions	
Repayable on demand	29,027	26,695
With agreed maturities	380,911	404,365
up to 3 months	41,160	51,716
from 3 months to 1 year	30,119	32,548
from 1 year to 5 years	93,015	92,746
from 5 years and over	216,617	227,355
Total	**409,938**	**431,060**

Loans and advances to non-consolidated subsidiaries and companies in which a participating interest is held

	2002	2001
	€ millions	
Non-consolidated subsidiaries	3,115	3,594
Companies in which a participating interest is held	3,979	3,444
Total	**7,094**	**7,038**

Amounts receivable from lease operations (finance lease)

	2002	2001
	€ millions	
Gross investment value (by remaining maturity)		
up to 3 months	254	212
from 3 months to 1 year	483	621
from 1 year to 5 years	1,588	1,923
from 5 years and over	2,129	1,907
Total gross investment value	**4,454**	**4,663**
of which:		
Unguaranteed residual values	923	1,092
Unearned finance income (by remaining maturity)		
up to 3 months	(4)	(15)
from 3 months to 1 year	(23)	(51)
from 1 year to 5 years	(176)	(408)
from 5 years and over	(538)	(254)
Total unearned finance income	**(741)**	**(728)**
Net investment (by remaining maturity)		
up to 3 months	250	197
from 3 months to 1 year	460	570
from 1 year to 5 years	1,412	1,515
from 5 years and over	1,591	1,653
Total net investment	**3,713**	**3,935**

For the lessor, the gross investment in the lease is the aggregate of the minimum lease payments under a finance lease any unguaranteed residual value accruing to the lessor. The minimum lease payments are the payments over the lease term that the lessee has to make together with any residual values guaranteed.

The unguaranteed residual value is that portion of the residual value of the leased asset which is not guaranteed to be realized by the lessor. The residual value of the leased asset is estimated at the inception of the lease.

Unearned finance income is the difference between the lessor's gross investment in the lease and its present value (net investment).

49

WRITE-DOWNS ON LOANS AND ADVANCES

Analysis of write-downs on loans and advances

	Counterparty risk		Country risk		Latent risk		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
	€ millions							
Balance at January 1	**11,647**	**11,269**	**271**	**183**	**553**	**697**	**12,471**	**12,149**
Changes affecting income								
+ Gross additions	4,747	3,520	48	148	180	135	4,975	3,803
– Write-backs	874	1,260	189	57	125	137	1,188	1,454
Changes not affecting income								
+/– Changes due to make-up of group of consolidated companies	(129)	(74)	(2)	—	(5)	—	(136)	(74)
– Use of existing provisions for losses on loans and advances	2,209	2,331	—	3	143	150	2,352	2,484
+/– Effects of currency translation and other changes not affecting income	(47)	523	(41)	—	34	8	(54)	531
Balance at December 31	**13,135**	**11,647**	**87**	**271**	**494**	**553**	**13,716**	**12,471**

Breakdown of write-downs on loans and advances

	2002	2001
	€ millions	
Placements with, and loans and advances to, other banks	278	273
Loans and advances to customers	12,944	11,645
General write-downs	494	553
Total	**13,716**	**12,471**

50

ANALYSIS OF LOAN DEFAULT RISK

Lending volume

	2002	2001
	€ millions	
Placements with, and loans and advances to, other banks	43,155	44,602
Loans and advances to customers	406,210	420,940
Contingent liabilities	38,568	37,553
Total	**487,933**	**503,095**

Loans put on a non-accrual basis

The lending volume includes loans totaling €14.7 billion (2001: €12.9 billion) put on a non-accrual basis. The proportion of loans put on a non-accrual basis to the total lending volume rose to 3.01% (2001: 2.57%). Consequently, total provisions for losses on loans and advances amount to 97% (2001: 99%) of loans put on a non-accrual basis. This resulted in a loss of interest totaling €729 million this year (2001: €696 million).

Ratio of provisions to total lendings

	2002	2001
	€ millions	
Total provisions for losses on loans and advances	14,180	12,852
Write-downs on loans and advances	13,716	12,471
Provisions for losses on loans and advances	464	381
Lending volume	487,933	503,095
Provision rate[1] (%)	**2.91**	**2.55**

[1] total provisions divided by lending volume

Net addition rate

	2002	2001
	€ millions	
Provisions for losses on loans and advances	3,797	2,074
Lending volume	487,933	503,095
Net addition rate[1] (%)	**0.78**	**0.41**

[1] provisions for losses on loans and advances divided by lending volume

51

INVESTMENTS

Analysis of investments

	2002	2001
	€ millions	
Held-to-maturity investments		
Debt securities and other fixed-income securities	31,151	37,995
Available-for-sale investments	69,749	74,439
Non-consolidated subsidiaries	2,330	1,988
Participating interests	3,850	2,340
Debt securities and other fixed-income securities	54,345	50,907
Equity securities and other variable-yield securities	9,224	19,204
of which:		
long-term securities	6,352	12,814
Companies valued at equity	537	1,245
Investment property	561	814
Total	**101,998**	**114,493**

Loan-loss rate

	2002	2001
	€ millions	
Use of existing write-downs	2,352	2,484
+ Use of provisions for losses on loans and advances	5	8
– Payments received for written-off loans	101	157
Loan losses	2,256	2,335
Lending volume	487,933	503,095
Loan-loss rate[1] (%)	**0.46**	**0.46**

[1] loan losses divided by lending volume

Breakdown of carrying amounts at December 31, 2002

	Non-consolidated subsidiaries	Companies valued at equity	Participating interests	Debt securities and other fixed-income securities	Equity securities and other variable-yield securities	Total
	€ millions					
Marketable securities	228	66	2,590	82,365	7,511	92,760
listed securities	110	66	1,055	77,245	4,669	83,145
unlisted securities	118	—	1,535	5,120	2,842	9,615

There were no restrictions on disposal or collection of income from investments.

€18,613 million of the debt securities and other fixed-income securities mature in 2003.

Statement of changes in held-to-maturity and long-term investments, and investment property

	Held-to-maturity investments	Non-consolidated subsidiaries	Participating interests	Long-term investments in equity securities and other variable-yield securities	Companies valued at equity	Investment property	Total
			€ millions				
Acquisition cost							
Balance at Jan. 1, 2002	38,136	2,570	2,301	7,618	1,230	1,043	52,898
Changes in consolidated group	(61)	270	18	2	(87)	—	142
Changes arising from foreign currency translation	(941)	(91)	—	—	—	(7)	(1,039)
Additions	3,862	1,040	2,572	3,583	59	47	11,163
Reclassifications	109	415	76	(1,093)	(407)	(29)	(929)
Disposals	9,922	1,044	484	1,895	10	245	13,600
Balance at Dec. 31, 2002	31,183	3,160	4,483	8,215	785	809	48,635
Changes in valuation not affecting income							
Balance at Jan. 1, 2002	(60)	(117)	367	5,302	—	—	5,492
Changes in consolidated group	(14)	9	59	—	—	—	54
Changes arising from foreign currency translation	—	—	—	—	—	—	—
Changes in value not affecting income	—	122	(36)	(7,662)	—	—	(7,576)
Reclassifications	—	—	—	234	—	—	234
Disposals	(74)	—	386	(418)	—	—	(106)
Balance at Dec. 31, 2002	—	14	4	(1,708)	—	—	(1,690)
Cumulative change arising from accounting using the equity method	—	—	—	—	(188)	—	(188)
Write-downs and write-ups							
Balance at Jan. 1, 2002	81	465	328	106	34	229	1,243
Changes in consolidated group	—	(1)	20	—	(34)	—	(15)
Changes arising from foreign currency translation	(53)	(3)	(1)	(1)	—	—	(58)
Write-downs	17	291	277	16	60	32	693
Reversal of premiums and discounts	30	—	—	—	—	—	30
Write-ups	2	36	1	—	—	—	39
Reclassifications	—	142	43	39	—	9	233
Disposals	41	14	29	5	—	22	111
Balance at Dec. 31, 2002	32	844	637	155	60	248	1,976
Carrying amounts							
Balance at Dec. 31, 2002	31,151	2,330	3,850	6,352	537	561	44,781
Balance at Dec. 31, 2001	37,995	1,988	2,340	12,814	1,245	814	57,196

The disposals of held-to-maturity investments relate to redemptions at maturity.

The following table shows the breakdown of debt securities and other fixed-income securities, and equity securities and other variable-yield securities:

	2002	2001
	€ millions	
Debt securities and other fixed-income securities	85,496	88,902
Money market instruments	2,122	3,745
Bonds and notes	83,374	85,157
issued by public-sector borrowers	35,061	34,874
issued by other borrowers	41,834	45,167
own debt securities	6,479	5,116
Equity securities and other variable-yield securities	9,224	19,204
of which:		
Equities	5,543	14,226
Investment certificates	2,045	3,326

Debt securities and other fixed-income securities payable to non-consolidated subsidiaries and companies in which a participating interest is held

	2002	2001
	€ millions	
Non-consolidated subsidiaries	107	498
Companies in which a participating interest is held	389	240
Total	**496**	**738**

Fair value of investments

The fair value of investment property totaled €722 million (2001: €958 million) at the balance sheet date. The fair value of the major investments in listed non-banks totals €5.0 billion. When compared with the carrying amounts, the resulting downside price potential totals €1.7 billion (2001: upside price potential of €5.2 billion).

The Bank does not have any entrepreneurial objectives with regard to the interests listed below and does not exercise any influence over financial or operational decisions.

Major investments in listed non-banks

	2002 Interest[5]	2002 Market value	2001 Interest	2001 Market value
	in %	€ millions	in %	€ millions
Agrob AG	52.7	14	52.7	24
Aktienbrauerei Kaufbeuren AG	65.7	7	75.7	7
Allianz AG	4.6	1,113	6.2	4,299
Brau und Brunnen AG[1]	55.6	119	55.6	45
ERGO Versicherungsgruppe Aktiengesellschaft	<5.0	453	—	—
Gabriel Sedlmayr Spaten-Franziskaner-Bräu Kommanditgesellschaft auf Aktien[2]	—	—	19.0	108
Immotrust Anlagen AG	25.0	16	25.0	16
Lambacher HITIAG Leinen AG[3]	—	—	51.0	4
Münchener Rückversicherungs-Gesellschaft AG	13.2	2,680	13.3	7,075
Rhön-Klinikum AG[4]	18.5	154	—	—
Unternehmens Invest AG	13.0	6	14.2	6
Wienerberger AG	31.9	353	31.9	320
Wiener Städtische Allgemeine Versicherung AG[2]	—	—	8.0	111
Wüstenrot & Württembergische AG	7.5	75	7.6	100
Total	—	**4,990**	—	**12,115**

1 of the 55.6% holding in 2002, 33.6% is classified as long-term and the remaining 22.0% as current investments
2 sold in 2002
3 delisted at year-end 2001
4 bought in 2002
5 aggregate total

PROPERTY, PLANT AND EQUIPMENT

	Land and buildings, and buildings under construction	Plant and operating equipment	Leased assets from operating leases	Construction in progress	Total
			€ millions		
Acquisition/ production cost					
Balance at Jan. 1, 2002	3,347	3,879	686	—	7,912
Changes in consolidated group	(10)	(58)	(600)	4	(664)
Changes arising from foreign currency translation	(32)	(47)	(2)	—	(81)
Additions	55	204	16	78	353
Reclassifications	(38)	(69)	—	83	(24)
Disposals	15	470	81	45	611
Balance at Dec. 31, 2002	3,307	3,439	19	120	6,885
Depreciation and write-ups					
Balance at Jan. 1, 2002	957	2,492	139	—	3,588
Changes in consolidated group	(8)	(48)	(102)	—	(158)
Changes arising from foreign currency translation	(5)	(22)	—	—	(26)
Scheduled depreciation	80	411	2	—	492
Non-scheduled depreciation	13	10	—	—	23
Write-ups	—	—	—	—	—
Reclassifications	—	(35)	—	—	(35)
Disposals	8	429	35	—	472
Balance at Dec. 31, 2002	1,029	2,379	4	—	3,412
Carrying amounts					
Balance at Dec. 31, 2002	2,278	1,060	15	120	3,473
Balance at Dec. 31, 2001	2,390	1,387	547	—	4,324

Property, plant and equipment includes payments of €120 million made in advance for construction in progress. This item also includes obligations of €92 million for the acquisition of items of property, plant and equipment.

INTANGIBLE ASSETS

Analysis of intangible assets

	Goodwill of which:		Software of which: acquired	Software of which: internally-generated	Other intangible assets	Prepayments effected on intangible assets
	from subsidiaries	companies valued at equity				
	€ millions					
Acquisition/production cost						
Balance at Jan. 1, 2002	3,935	53	783	260	211	4
Changes in consolidated group	(190)	9	(8)	—	(3)	—
Changes arising from foreign currency translation	(22)	—	(4)	—	(6)	—
Additions	—	—	120	146	9	128
Reclassifications	65	(65)	(21)	37	—	56
Disposals	—	—	84	51	89	6
Balance at Dec. 31, 2002	3,788	(3)	786	392	122	182
Amortization and write-ups						
Balance at Jan. 1, 2002	672	3	425	42	58	—
Changes in consolidated group	(255)	—	(6)	—	(2)	—
Changes arising from foreign currency translation	13	—	(2)	—	(2)	—
Scheduled amortization	207	3	123	55	18	—
Non-scheduled amortization	185	—	3	—	—	—
Write-ups	—	—	—	—	—	—
Reclassifications	7	(7)	(12)	24	(1)	—
Disposals	—	—	81	17	2	—
Balance at Dec. 31, 2002	829	(1)	450	104	69	—
Carrying amounts						
Balance at Dec. 31, 2002	2,959	(2)	336	288	53	182
Balance at Dec. 31, 2001	3,263	50	358	218	153	4

Amortization of goodwill is shown in a separate item in the income statement. Amortization of software and other intangible assets is stated under depreciation and amortization on intangible assets, under general administrative expenses.

54

OTHER ASSETS

	2002	2001
	in millions of €	
Tax assets	7,656	5,354
Current tax assets	813	551
Deferred tax assets	6,843	4,803
Positive fair values arising from derivative financial instruments	9,542	10,170
Miscellaneous other assets	3,318	3,829
Prepaid expenses	640	1,001
Total	**21,156**	**20,354**

Positive fair values arising from derivative financial instruments

This item mostly reflects derivatives used to hedge market interest rate risk; their fair values total €9.5 billion (2001: €8.8 billion).

Miscellaneous other assets

This item includes checks and notes due.

55

SUBORDINATED ASSETS

The following asset items include subordinated assets:

	2002	2001
	€ millions	
Placements with, and loans and advances to, other banks	**1,827**	**2,108**
of which:		
to non-consolidated subsidiaries	11	6
to companies in which a participating interest is held	3	2
Loans and advances to customers	**1,205**	**815**
of which:		
to non-consolidated subsidiaries	183	94
to companies in which a participating interest is held	182	32
Assets held for trading purposes	**834**	**642**
Investments	**637**	**1,301**
Total	**4,503**	**4,866**

56

REPURCHASE AGREEMENTS

As a seller under repurchase agreements, the Bank entered into sales and repurchase transactions for securities with a carrying amount of €31.3 billion. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities. They comprise mainly repo transactions on international money markets and open-market transactions with Deutsche Bundesbank.

SECURITIZATION

Securitization involves passing on to the capital market, either in part or in full, loan default risks associated with selected loan portfolios defined precisely in advance. The prime motivation for the Bank's securitization programs is the desire to reduce the risk in the Bank's loan portfolio. The transfer of risk and the ensuing reduction in capital requirements is achieved by collateralization in the form of guarantees or credit derivatives (credit default swaps, credit-linked notes, and so on) in the case of synthetic securitization, and by selling balance sheet assets in the case of traditional securitization.

HVB Group has to date set up solely synthetic securitization programs with periods of between 3 and 55 years. In 2002, the Bank considerably expanded its securitization activities by setting up nine securitization programs. The corresponding lending volume outplaced totaled €20.5 billion, serving to deduct €12.5 billion from risk-weighted assets in accordance with BIS rules.

At December 31, 2002, the lending volume in the Bank's full set of ongoing securitization programs totaled €33.2 billion (2001: €16.2 billion), serving to deduct €22.2 billion (2001:€12.7 billion) from risk-weighted assets in accordance with BIS rules.

As a rule, the securitization programs call for a small slice of the risk to be retained in the form of a first loss piece or an interest subparticipation.

In the programs listed below, the first loss pieces total €141 million and the interest subparticipations €269 million.

Issuer	Transaction name	Transaction period	Type of asset securitized	Lending volume	Reduction in risk-weighted assets, as per BIS rules
		years		€ millions	€ millions
Bayerische Hypo- und Vereinsbank AG	Amadeus	40	Securities portfolio	889	270
Bayerische Hypo- und Vereinsbank AG	Mozart	35	Securities portfolio	625	313
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2000-1	8	Corporate loans	835	829
HVB Banque Luxembourg S.A.	GELDILUX 99-2	4	Euroloans	750	663
Westfälische Hypothekenbank AG	European Dream 2000	5	European MBS	658	521
Württembergische Hypothekenbank AG	WürttHyp 2000-1	41	Private mortgage loans	445	188
Total for 1998 – 2000				**4,202**	**2,784**
Bayerische Hypo- und Vereinsbank AG	Hudson Realty American Protection	13	Commercial mortgage loans	1,881	1,881
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2001-1	36	Private mortgage loans	851	770
HVB Banque Luxembourg S.A.	GELDILUX 2001-1	3	Euroloans	1,500	1,323
HVB Real Estate Bank AG	HVB Real Estate 2001-1	55	Private mortgage loans	1,147	494
HVB Real Estate Bank AG	NürnbergHyp 2001-1	48	Private mortgage loans	355	279
Westfälische Hypothekenbank AG	Dutch Dream 2001-1	7	Commercial mortgage loans	848	700
Westfälische Hypothekenbank AG	European Dream 2001-1	5	European MBS	968	773
Württembergische Hypothekenbank AG	WürttHyp 2000-1	11	Commercial mortgage loans	908	694
Total for 2001				**8,458**	**6,914**
Bank Austria Creditanstalt AG	PROMISE Austria-2002	8	Corporate loans	1,008	874
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2002-1	52	Private mortgage loans	4,835	1,874
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2003-1	52	Private mortgage loans	4,839	1,832
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2002-1	8	Corporate loans	1,169	1,148
HVB Banque Luxembourg S.A.	GELDILUX 2002-1	3	Euroloans	3,000	2,714
HVB Real Estate Bank AG	PROVIDE Comfort 2002-1	54	Private mortgage loans	2,861	1,523
Westfälische Hypothekenbank AG	DUKE 2002	6	Commercial mortgage loans	832	788
Westfälische Hypothekenbank AG	GECO 2002	7	Commercial mortgage loans	1,021	885
Württembergische Hypothekenbank AG	WürttHyp EU-1	26	Commercial mortgage loans	982	838
Total for 2002				**20,547**	**12,476**
Total				**33,207**	**22,174**

58

DEPOSITS FROM OTHER BANKS

Deposits from other banks in Germany and other regions

	2002	2001
	€ millions	
Banks in Germany	29,919	40,607
Banks in other regions	113,442	94,017
Total	**143,361**	**134,624**

Deposits from other banks, broken down by maturity

	2002	2001
	€ millions	
Repayable on demand	13,280	11,036
With agreed maturities	130,081	123,588
up to 3 months	81,879	81,556
from 3 months to 1 year	22,493	14,959
from 1 year to 5 years	9,744	8,495
from 5 years and over	15,965	18,578
Total	**143,361**	**134,624**

Amounts owed to non-consolidated subsidiaries and companies in which a participating interest is held

	2002	2001
	€ millions	
Non-consolidated subsidiaries	597	593
Companies in which a participating interest is held	11,135	11,629
Total	**11,732**	**12,222**

59

AMOUNTS OWED TO OTHER DEPOSITORS

Amounts owed to other depositors in Germany and other regions

	2002	2001
	€ millions	
Customers in Germany	75,002	81,911
Customers in other regions	79,920	89,751
Total	**154,922**	**171,662**

Amounts owed to other depositors, broken down by maturity – Savings deposits and home-loan savings deposits

	2002	2001
	€ millions	
With agreed maturities		
up to 3 months	14,065	13,824
from 3 months to 1 year	3,536	3,293
from 1 year to 5 years	5,873	6,324
from 5 years and over	7,026	5,818
Total	**30,500**	**29,259**

Other liabilities

	2002	2001
	€ millions	
Repayable on demand	49,548	54,001
With agreed maturities	74,874	88,402
up to 3 months	42,746	59,302
from 3 months to 1 year	8,987	6,267
from 1 year to 5 years	12,274	12,554
from 5 years and over	10,867	10,279
Total	**124,422**	**142,403**

Amounts owed to non-consolidated subsidiaries and companies in which a participating interest is held

	2002	2001
	€ millions	
Non-consolidated subsidiaries	1,218	822
Companies in which a participating interest is held	1,047	624
Total	**2,265**	**1,446**

60

PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER

Promissory notes and other liabilities evidenced by paper, broken down by type of business

	2002	2001
	€ millions	
Debt securities in issue	213,728	248,584
Mortgage bonds	56,330	50,878
Public-sector bonds	79,009	85,150
Other debt securities	76,187	109,927
Money market instruments	2,202	2,629
Registered notes in issue	52,466	54,288
Mortgage bonds	34,716	36,440
Public-sector bonds	17,645	17,848
Other debt securities	105	—
Other promissory notes and liabilities evidenced by paper	5,367	7,837
Total	**271,561**	**310,709**

Promissory notes and other liabilities evidenced by paper, broken down by maturity

	2002	2001
	€ millions	
With agreed maturities		
up to 3 months	33,351	59,217
from 3 months to 1 year	45,089	47,031
from 1 year to 5 years	130,274	137,066
from 5 years and over	62,847	67,395
Total	**271,561**	**310,709**

Promissory notes and other liabilities evidenced by paper payable to non-consolidated subsidiaries and companies in which a participating interest is held

	2002	2001
	€ millions	
Non-consolidated subsidiaries	1,776	—
Companies in which a participating interest is held	111	143
Total	**1,887**	**143**

61

LIABILITIES HELD FOR TRADING PURPOSES

The negative fair values arising from derivative financial instruments are carried as liabilities held for trading purposes. This item also includes warrants and certificates issued by the Bank's trading department.

62

PROVISIONS

	2002	2001
	€ millions	
Provisions for pensions and similar obligations	4,664	4,591
Tax obligations	4,736	4,001
Current tax liabilities	729	1,011
Deferred tax liabilities	4,007	2,990
Restructuring provisions	323	94
compliant with IAS 22.31	25	72
compliant with IAS 37	298	22
Provisions for losses on loans and advances	464	381
Other provisions	744	804
including:		
long-term liabilities to employees	206	208
Total	**10,931**	**9,871**

Provisions for pensions

The provisions for pensions and similar obligations include the direct commitments to Bank employees under company pension plans.

The direct commitments are based in part on final salaries and in part on building-block schemes involving dynamic adjustment of vested rights. In addition, Group companies make contributions for commitments made by independent pension organizations. The pension obligations funded through pension funds or retirement benefit corporations with matching cover are recognized as defined contribution plans or treated materially as defined contribution obligations in compliance with IAS 19.58 and IAS 19.104. The cost of such plans totaled € 98 million (2001: €111 million).

For the purpose of calculating the amounts of these commitments, the discount rate was reduced slightly compared with last year, while the other parameters were left unchanged:

	2002	2001
	in %	
Discount rate	5.5	5.75
Rate of increase in pension obligations	1.5	1.5
Rate of increase in future compensation and vested rights	2.5	2.5
Rate of increase over career	0 – 1.5	0 – 1.5

The present value of the Bank's defined benefit obligations totaled €4,782 million (2001: €4,636 million).

Unrealized actuarial losses amounted to €118 million (2001: losses of €42 million). The 10% corridor was not exceeded.

Movements in provisions for pension plans shown in the balance sheet are as follows:

€ millions	
Balance at Jan. 1, 2002	**4,591**
+ Pension expense	370
– Payments affecting liquidity	286
+/– Changes in consolidated group	–9
+/– Changes arising from foreign currency translation	–2
Balance at Dec. 31, 2002	**4,664**

Pension expense comprises the current service cost of €114 million (2001: €107 million) and interest cost of € 256 million (2001: €339 million).

Restructuring and other provisions

	Restructuring provisions relating to the integration of Bank Austria	Restructuring provisions compliant with IAS 37	Provisions for losses on loans and advances	Other provisions
	€ millions			
Balance at Jan. 1, 2002	**72**	**22**	**381**	**804**
Changes in consolidated group	—	—	3	(62)
Changes arising from foreign currency translation	—	—	(14)	(1)
Transfers to provisions	—	288	260	194
Reclassifications	—	2	149	42
Amounts used	—	—	(12)	1
Reversals	47	10	5	150
Balance at Dec. 31, 2002	**25**	**298**	**464**	**744**

In order to compensate for falling revenues in the Germany segment in particular, the Bank has adopted a wide-ranging package of measures aimed at cutting expenditures. This envisages branch closures and facility optimization together with capacity adjustments, implemented by pooling activities and functions, and streamlining management structures in staff and back-office units. The related costs will include compensation payments, disassembly costs and the like for rented properties, and payments in connection with severance payments and part-time working pre-retirement, for which a restructuring provision of €286 million was created in 2002. The provisions for personnel expenses will for the most part be consumed in 2003, while the provision for property-related activities will largely be consumed by 2010.

Other provisions include provisions for litigation fees, damage payments, anticipated losses, and long-term liabilities to employees such as service anniversary awards, early retirement or pre-retirement part-time working.

63

OTHER LIABILITIES

	2002	2001
	€ millions	
Negative fair values arising from derivative financial instruments	16,464	12,236
Miscellaneous other liabilities	3,913	7,470
Deferred income	1,172	1,182
Total	**21,549**	**20,888**

Negative fair values arising from derivative financial instruments

This item mostly reflects derivatives used to hedge market interest rate risk, whose negative fair values total €16.0 billion (2001: €11.3 billion).

Miscellaneous other liabilities

This item includes mostly absorbed losses, offsetting balances, and accruals compliant with IAS 37. Accruals include, notably, commitments arising from accounts payable with invoices outstanding, short-term liabilities to employees, and other accruals arising from fees and commissions, interest, and other operating expenses.

64

SUBORDINATED CAPITAL

	2002	2001
	€ millions	
Subordinated liabilities	15,348	16,867
Participating certificates outstanding	2,799	2,970
Hybrid capital instruments	4,164	3,650
Total	**22,311**	**23,487**

Subordinated capital, broken down by maturity

	2002	2001
	€ millions	
With agreed maturities		
up to 3 months	569	613
from 3 months to 1 year	1,363	1,705
from 1 year to 5 years	3,381	4,623
from 5 years and over	16,998	16,546
Total	**22,311**	**23,487**

Pursuant to Section 10 (4, 5, 5a and 7) of the German Banking Act and in accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision in July 1988, subordinated capital (subordinated liabilities, participating certificates outstanding, and hybrid capital instruments) is carried as core capital, supplementary capital and tier III capital.

Subordinated liabilities

Subordinated liabilities include no individual items exceeding 10% of the total amount.

The borrower cannot be obliged to make early repayments in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after the claims of all primary creditors have been settled.

The Bank incurred interest expenses of €1,069 million in connection with subordinated liabilities. This item includes prorated interest of €382 million.

Subordinated liabilities payable to non-consolidated subsidiaries and companies in which a participating interest is held

	2002	2001
	€ millions	
Non-consolidated subsidiaries	161	167
Companies in which a participating interest is held	—	12
Total	**161**	**179**

Participating certificates outstanding

The participating certificates outstanding comprise the following major issues:

Issuer	Year of issue	Type	Nominal amount, € millions	Interest rate	Maturity
Bank Austria AG	1997	Bearer participating certificates	73	6.25	2008
Bank Austria AG	2000	Bearer participating certificates	100	variable	2007
Bank Austria AG	2000	Bearer participating certificates	73	variable	2009
Bank Austria AG	2000	Bearer participating certificates	145	variable	2009
Bank Austria AG	2000	Bearer participating certificates	154	variable	2009
Bank Austria AG	2000	Bearer participating certificates	307	variable	2009
Bayerische Hypo- und Vereinsbank AG	1997	Bearer participating certificates	511	6.75	2007
HVB Real Estate Bank Aktiengesellschaft	1995	Bearer participating certificates	64	variable	2005
HVB Real Estate Bank Aktiengesellschaft	1999	Bearer participating certificates	70	7.00	2009
Vereins- und Westbank AG	1993	Bearer participating certificates	51	7.75	2003
Vereins- und Westbank AG	1995	Bearer participating certificates	102	8.50	2005
Vereins- und Westbank AG	2001	Bearer participating certificates	85	6.30	2011
Westfälische Hypothekenbank AG	1998	Bearer participating certificates	51	variable	2009
Württembergische Hypothekenbank AG	1994	Bearer participating certificates	51	7.90	2003
Württembergische Hypothekenbank AG	1997	Bearer participating certificates	102	6.75	2007
Württembergische Hypothekenbank AG	2001	Bearer participating certificates	50	7.00	2011
Württembergische Hypothekenbank AG	2002	Bearer participating certificates	50	7.00	2012

The claims of holders of participating certificates to receive interest payments will be reduced if such a payment would lead to a net loss for the year or an accumulated loss for the issuer. If an issuer records a net loss for the year, the certificate holders participate in the loss through a reduction of their repayment claim. The reduction is in the same proportion as the claim for repayment to the amount of subscribed capital shown in the balance sheet plus retained earnings and additional paid-in capital and participating certificates outstanding.

Any such reductions are reversed out of net profits in subsequent years (up to the original nominal value). Holders of participating certificates are subordinated creditors and are not entitled to a share of the proceeds on company liquidation.

Hybrid capital instruments

At December 31, 2002, the Bank had hybrid core capital of €4,164 million to bolster its capital base.

Hybrid capital instruments include issues placed by specially-created subsidiaries in the form of capital contributions from silent partners and preferred shares.

These instruments differ from supplementary capital in that they are subject to more stringent conditions in terms of maturity. The minimum term for capital contributions from silent partners is ten years, while for preferred shares the term is unlimited for the investor. In addition, hybrid capital instruments are not repaid until after supplementary capital (subordinated liabilities and participating certificates outstanding) in the event of insolvency.

In contrast to traditional components of core capital such as shares, the claim to a share of profit takes the form of a fixed interest payment in the case of hybrid capital. Moreover, hybrid capital can be issued both with unlimited maturity and repayable in the long term.

Both the German Banking Supervisory Office and the Basel Committee on Banking Supervision have expressly confirmed the recognition of hybrid capital for banking supervisory purposes. However, the proportion of repayable hybrid core capital must not exceed 15% of core capital.

65

MINORITY INTEREST

	€ millions
Balance at January 1, 2002	**3,050**
Changes in valuation of financial instruments not affecting income	54
Changes in value of financial instruments affecting income	24
Addition from capital increases	101
Disposals from capital decreases	(270)
Transfer from net income	(29)
Dividend payments	(47)
Changes in consolidated group	(2,010)
Changes arising from foreign currency translation and other changes	(60)
Balance at December 31, 2002	**813**

66

SHAREHOLDERS' EQUITY

Analysis of subscribed capital, authorized capital increase, and conditional capital of the parent bank

Breakdown of subscribed capital

At December 31, 2002, the subscribed capital of HVB AG totaled €1,609 million and consisted of the following:

	2002	2001
Shares of common bearer stock	521,735,101	521,735,101
Shares of registered non-voting preferred stock	14,553,600	14,553,600

Authorized capital increase

Year authorized	Available until	Original amount, € millions	Balance at Dec. 31, 2002 € millions
2001	May 22, 2006	780	780

Conditional capital

Year authorized	End of period	Original amount, € millions	Balance at Dec. 31, 2002 € millions
2000	May 3, 2005	300	300

Breakdown of retained earnings

	2002 € millions	2001
Legal reserve	56	56
Reserve for treasury stock	—	—
Other retained earnings	2,826	4,270
Total	**2,882**	**4,326**

67

TREASURY STOCK

Options on shares of HVB AG held by a subsidiary are deducted from additional paid-in capital. Apart from this, neither the Bank nor any controlled companies nor any companies in which a majority interest is held had shares (treasury stock) or other equity instruments of HVB AG in their portfolios.

To ensure an orderly market in shares of HVB AG as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, and in accordance with the applicable legal requirements, a total of 59,199,728 shares of treasury stock were purchased by the Bank and its controlled or majority-owned companies at an average price of €27.22 per share, and resold at an average price of €27.26 per share. The acquired shares amount to the equivalent of €178 million, or 11.0% of capital stock.

The highest number of shares of treasury stock held by the Bank, including those earmarked for its employees, on any given day during the year under review was 1,068,300, equivalent to €3 million, or 0.2% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 2,913,210 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at year-end. This represents €9 million, or 0.5% of capital stock.

68

FOREIGN-CURRENCY ASSETS AND LIABILITIES

Assets denominated in foreign currency totaled the equivalent of €135.7 billion, while liabilities denominated in foreign currency amounted to the equivalent of €137.7 billion. Of these totals, the most important foreign currencies for the Bank are as follows:

	2002	2001
	€ millions	
Foreign-currency assets	135,686	167,370
of which:		
US dollars	62,081	92,352
Japanese yen	14,196	15,981
Swiss francs	19,351	18,613
Foreign-currency liabilities (excl. equity capital)	137,720	191,104
of which:		
US dollars	71,519	120,850
Japanese yen	12,787	11,259
Swiss francs	10,178	13,113

The differences in amount between foreign-currency assets and liabilities arise because only on-balance-sheet items are shown in the list. Off-balance-sheet items are not included, and neither are transactions concluded for hedging purposes.

69

TRUST BUSINESS

The following tables show the volume of trust business not stated in the consolidated balance sheet.

Trust assets

	2002	2001
	€ millions	
Placements with, and loans and advances to, other banks	196	1,385
Loans and advances to customers	1,499	2,220
Equity securities and other variable-yield securities	51	5
Debt securities	15	5
Participating interests	74	72
Property, plant and equipment	141	144
Other assets	3	4
Remaining trust receivables	1	1
Total	**1,980**	**3,836**

Trust liabilities

	2002	2001
	€ millions	
Deposits from other banks	402	538
Amounts owed to other depositors	1,109	2,809
Promissory notes and other liabilities evidenced by paper	326	329
Miscellaneous other liabilities	143	160
Total	**1,980**	**3,836**

ASSETS ASSIGNED OR PLEDGED AS SECURITY FOR OWN LIABILITIES

Examples of own liabilities for which the Bank provides collateral are special credit facilities granted by KfW and similar institutions which the Bank has issued in compliance with their conditions, and collateral provided for obligations to return in securities lending transactions.

The own liabilities referred to here break down as follows:

	2002	2001
	€ millions	
Deposits from other banks	42,249	31,000
Amounts owed to other depositors	4,695	12,891
Promissory notes and other liabilities evidenced by paper	4,457	3,817
Contingent liabilities	105	—
Total	**51,506**	**47,708**

The assets pledged as security for own liabilities can be broken down as follows:

	2002	2001
	€ millions	
Assets held for trading purposes	8,350	10,636
Placements with, and loans and advances to, other banks	318	2,408
Loans and advances to customers	19,105	18,043
Investments	23,733	16,501
Property, plant and equipment	—	120
Total	**51,506**	**47,708**

71

NOTES TO ITEMS IN THE CASH FLOW STATEMENT

The cash flow statement shows the cash flows resulting from operating activities, investing activities, and financing activities for the year under review. Operating activities are defined broadly enough to allow the same breakdown as for operating profit.

The cash and cash equivalents shown correspond to the cash reserve item in the balance sheet, and contain cash on hand, balances with central banks, and Treasury bills and other bills eligible for refinancing with central banks.

Change in other non-cash positions comprises the changes in the valuation of financial instruments, additions to net deferred tax assets, changes in provisions, changes in prorated and deferred taxes, the reversal of premiums and discounts, changes arising from valuation using the equity method, and minority interests in net income.

In fiscal 2002, profits of €353 million were realized on the disposal of investments in fully consolidated companies; no major investments were acquired. The following table shows the breakdown of assets and liabilities relating to fully consolidated companies sold:

	€ millions
Assets	
Cash reserve	64
Assets held for trading purposes	643
Placements with, and loans and advances to, other banks	259
Loans and advances to customers	1,579
Provisions for losses on loans and advances	(164)
Investments	946
Property, plant and equipment	519
Other assets	198
Liabilities	
Deposits from other banks	1,522
Amounts owed to other depositors	774
Provisions	54
Other liabilities	1,413

Changes in the balance of cash and cash equivalents arising from changes in the group of consolidated companies are shown separately in the cash flow statement.

72

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values stated for financial instruments as defined in IAS 32 are the amount for which the Bank believes the asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair values are calculated using the market information available at the reporting date and individual company valuation methods.

The fair values of certain financial instruments to be stated with their nominal values are roughly equivalent to their carrying amounts. These include cash reserve as well as receivables and liabilities without a defined maturity or fixed interest rate. For other receivables and liabilities, future anticipated cash flows are discounted to their present value using current interest rates.

Quoted market prices are used for exchange-traded securities and derivatives, and listed debt instruments. The fair value of the remaining securities is calculated as the net present value of future anticipated cash flows.

The fair values of single currency and cross-currency swaps and interest rate futures are calculated on the basis of discounted, anticipated future cash flows. In doing so, the Bank applies the market rates applicable for the remaining maturity of the financial instruments.

The fair value of forward exchange transactions is computed on the basis of current forward rates. Options are valued using price quotations or generally accepted models used to calculate the price of options.

The fair values of irrevocable credit commitments and contingent liabilities are the same as their carrying amounts.

The difference between the fair values and carrying amounts totals €20.5 billion for assets and €7.1 billion for liabilities. The balance of these values is €13.4 billion (2001: €6.4 billion). This amount varies over the course of time as a result of changes in share prices and in the valuation parameters applied when calculating fair values – notably changes in interest rates – and changes in the Bank's portfolio of financial instruments.

	2002 Carrying amount	2002 Fair value	2001 Carrying amount	2001 Fair value
	€ billions			
Assets				
Cash reserve	5.4	5.4	8.0	8.0
Assets held for trading purposes	85.3	85.3	69.2	69.2
Placements with, and loans and advances to, other banks, incl. associated derivatives	73.6	74.9	89.0	89.6
Loans and advances to customers, incl. associated derivatives	396.5	415.1	419.6	429.5
Investments, incl. associated derivatives	100.8	101.4	113.9	114.3
Other assets	9.5	9.5	10.2	10.2
Liabilities				
Deposits from other banks, incl. associated derivatives	143.4	143.9	145.3	145.7
Amounts owed to other depositors, incl. associated derivatives	154.9	156.1	215.2	217.8
Promissory notes and other liabilities evidenced by paper, incl. associated derivatives	271.6	276.3	256.6	257.9
Liabilities held for trading purposes	51.5	51.5	29.1	29.1
Other liabilities	16.5	16.5	12.2	12.2
Subordinated capital	22.3	23.0	23.4	23.6
Other items				
Contingent liabilities	38.6	38.6	37.7	37.7
Irrevocable credit commitments	60.9	60.9	66.1	66.1

SIGNIFICANT CONCENTRATIONS OF ASSETS AND LIABILITIES

The Bank's lending and deposit-taking operations have a balanced structure and contain no significant concentrations.

Share of loan portfolio, in %	2002	2001
Municipal loans	16.7	17.5
Mortgage loans	41.0	38.3
Other loans	34.4	36.7
Contingent liabilities	7.9	7.5
Total	**100.0**	**100.0**

The balanced maturity structure of the Bank's deposit-taking operations similarly does not give rise to any significant concentrations of risk.

The Risk Report contains detailed information about risks inherent in the Bank's operations.

74

KEY CAPITAL RATIOS (BASED ON GERMAN COMMERCIAL CODE)

In accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision in July 1988, the core capital ratio (ratio of core capital to risk-weighted assets) must be at least 4.0% and the equity capital ratio (ratio of equity capital to risk-weighted assets) 8.0%. At the same time, the equity funds ratio must be at least 8.0%. The latter is calculated as the ratio of total equity funds to risk-weighted assets and eligible amounts for market risk positions, including options, multiplied by 12.5.

Equity funds consists of core capital and supplementary capital (equity capital), plus tier III capital. Tier III capital reflects short-term subordinated liabilities used exclusively to cover market risk positions. The Bank uses internal models to measure market risk positions in the corporate group.

Based on financial statements approved by the Supervisory Board, equity funds, risk assets and market risk positions at December 31, 2002 were as follows:

	2002	2001
Equity funds[1]	(€ millions)	
Core capital	19,126	21,734
Supplementary capital	12,666	17,526
Equity capital	**31,792**	**39,260**
Tier III capital	1,649	2,269
Total equity funds	**33,441**	**41,529**
Risk-weighted assets	(€ billions)	
Assets	300	324
Off-balance-sheet transactions	41	41
Total risk-weighted assets	**341**	**365**
Market risk positions	(€ millions)	
Currency risk	83	297
Commodity risk	—	—
Trading-book risk (incl. internal models)	2,074	2,787
Option risk	151	93
Total market risk positions	**2,308**	**3,177**

1 consolidated in accordance with Section 10a, German Banking Act

At December 31, 2002, the key capital ratios (based on financial statements approved by the Supervisory Board) compliant with the BIS Capital Accord on equity capital were as follows:

	2002	2001
	in %	
Core capital ratio	5.6	6.0
Equity capital ratio	9.3	10.8
Equity funds ratio	9.1	10.3

Pursuant to Sections 10 and 10a of the German Banking Act, the Bank's equity funds amount to €34,546 million. The liable equity, comprising core capital and supplementary capital less the deductible item, totals €32,532 million. Supplementary capital does not include any unrealized reserves pursuant to Section 10 (2b) 1 No. 6 and 7 of the German Banking Act.

75

CONTINGENT LIABILITIES AND OTHER COMMITMENTS

	2002	2001
	€ millions	
Contingent liabilities[1]	**38,595**	**37,683**
Rediscounted bills of exchange	27	130
Guarantees and indemnities	38,568	37,553
Loan guarantees	10,277	9,995
Guarantees and indemnity agreements	25,644	25,262
Documentary credits	2,647	2,296
Other commitments	**66,757**	**77,883**
Commitments arising from sale option to resell transactions	503	997
Irrevocable credit commitments	60,901	66,053
Book credits	52,199	57,045
Guarantees	3,357	3,289
Mortgage and municipal loans	4,953	5,364
Bills of exchange	392	355
Delivery obligations arising from securities lending transactions	2,666	8,100
Other commitments	2,687	2,733
Total	**105,352**	**115,566**

[1] Contingent liabilities are offset by contingent assets to the same amount

Neither contingent liabilities nor other commitments contain any significant items. Commitments under guarantee and indemnity agreements, and irrevocable credit commitments to non-consolidated companies, amounted to €395 million and €260 million, respectively.

The largest single item under financial commitments is placement and transfer obligations totaling €591 million. Other financial commitments arising particularly from rental, leasing and maintenance agreements, and from rental of office space and use of technical equipment amount to €450 million each year. The contracts run for standard market periods, and no charges have been put off to future years.

The Bank has declared its willingness to offset any losses incurred by hotel operating companies in which it holds an indirect majority stake, by means of income subsidies.

As part of real estate financing and development operations, the Bank has assumed rental obligations or issued rent guarantees on a case-by-case basis to make fund constructions more marketable – in particular for the lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Identifiable risks arising from such guarantees have been included. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by some of its capital investment companies.

Commitments for uncalled payments on shares not fully paid up amounted to €526 million at year-end 2002, and similar liabilities for shares in cooperatives totaled €1 million. Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of six private limited companies for an aggregate of €17 million. Further payment commitments totaling €3 million relate to special funds.

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital up to €55 million, and of €33 million with regard to CMP Fonds I GmbH at year-end 2002. In addition, under Section 5 (4) of the Articles of Association, the Bank is jointly and severally liable for any defaults on such calls by member banks of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in 9 partnerships.

Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks against any losses it might incur as a result of action taken on behalf of banks in which the Bank has a majority interest. The Bank has made a similar representation for Vereinsbank Victoria Bauspar AG in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

As members of the respective deposit guarantee funds in their country of operation, the Bank's subsidiaries in other regions assume liability alongside the parent bank and its affiliated financial institutions under the applicable regulations.

76

STATEMENT OF RESPONSIBILITY

Bayerische Hypo- und Vereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of any political risk:

1. Banks in Germany
Bankhaus Gebrüder Bethmann, Frankfurt am Main
Bankhaus Maffei & Co. KGaA, Munich
DAB Bank AG, Munich[1]
Financial Markets Service Bank GmbH, Munich
HVB Real Estate Bank Aktiengesellschaft, Munich
norisbank Aktiengesellschaft, Nuremberg
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
Westfälische Hypothekenbank Aktiengesellschaft, Dortmund
Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart

2. Banks in other regions
Banco Inversión S.A., Madrid
Bank Austria Aktiengesellschaft, Vienna[1]
Bank Przemyslowo-Handlowy PBK S.A., Cracow
Bank von Ernst & Cie. AG, Berne
FGH Bank N.V., Utrecht[2]
HVB Bank Ireland, Dublin
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Real Estate Capital France S.A., Paris
HVB Singapore Limited, Singapore
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev
Pfandbrief Bank International S.A., Luxembourg

3. Financial services institutions
HVB Finance (Delaware) Inc., Wilmington
HVB Finanziaria S.p.A., Milan
HVB Alternative Investment AG, Vienna[3]

4. Financial companies
HVB Alternative Financial Products AG, Vienna
HVB Real Estate Capital Ltd., London
HVB Real Estate Capital Italia S.p.A., Milan
HVB Risk Management Products Inc., New York

5. Companies with bank-related auxiliary services
HypoVereinsFinance N.V., Amsterdam

[1] The company provides a Statement of Responsibility with the same wording for selected subsidiaries in its annual report
[2] held indirectly through HVB Real Estate Bank AG, Munich
[3] formerly Schoeller Capital Management AG, Munich

INFORMATION ON RELATIONSHIPS WITH RELATED PARTIES

Emoluments paid to members of the Supervisory Board and Board of Managing Directors, divisional board members and group managing directors

	Fixed remuneration		Profit-related components		Long-term incentives		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
	€ millions							
Board of Managing Directors of HVB AG	6	13	4	10	—	4	10	27
Supervisory Board of HVB AG for Supervisory Board activities	1	1	—	1			1	2
Advisory Board and European Advisory Board							1	1
Former members of the management board of HVB AG and their surviving dependants							14	20
Divisional board members and group managing directors							19	20

No compensation was paid to members of the Supervisory Board in 2002 for services rendered.

At December 31, 2002, the Bank had pension provisions for members of the Board of Managing Directors and their surviving dependants totaling €92 million.

The total amount of loans and advances made, and liabilities assumed for, members of the Supervisory Board and Board of Managing Directors, divisional board members and group managing directors at the balance sheet date was as follows:

	2002	2001
	€ millions	
Board of Managing Directors of HVB AG	12	10
Supervisory Board of HVB AG	2	6
Divisional board members and group managing directors	9	9

In accordance with the notification requirement set out in Section 15a of the German Securities Trading Act (Directors Dealings), the following table shows the shares and derivatives on shares issued by HVB AG purchased and sold by members of the Board of Managing Directors and the Supervisory Board since the fourth Financial Markets Promotion Act came into force on July 1, 2002:

	Type of transaction	Name of security or derivative	German securities identification number/ ISIN number	Completion date	Price per share	Number	Nominal amount of security or derivative
Kurt F. Viermetz	Purchase	Common bearer stock of Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	July 25, 2002	€20.00	25,000	€3 per share totaling €75,000
Kurt F. Viermetz	Purchase	Common bearer stock of Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	Oct. 28, 2002	€14.24	30,000	€3 per share totaling €90,000
Hanns-Peter Kreuser	Purchase	Common bearer stock of Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	July 12, 2002	€29.00	2,500	€3 per share totaling €7,500

At December 31, 2002, the members of the Board of Managing Directors and the Supervisory Board held less than 1% of the entire stock issued by the parent bank.

78

EMPLOYEES

The average number of people employed by the Bank was as follows:

	2002	2001
Employees (excl. trainees)	64,768	68,415
Full-time	55,852	59,598
Part-time	8,916	8,817
Trainees	2,150	2,286

79

OFFICES

Offices, broken down by region

	2001	Additions New openings	Reductions Closures	Reductions Consolida-tions	Change in consolidated group	2002
Germany						
Baden-Württemberg	38		1	2	+1	36
Bavaria	444	1	5	11	+1	430
Berlin	27			2		25
Brandenburg	9		1			8
Bremen	12	1	2	1		10
Hamburg	52	1	2	1		50
Hesse	29			3	−1	25
Lower Saxony	33		1	1		31
Mecklenburg-Western Pomerania	7					7
North Rhine-Westphalia	50	2	5	3	−1	43
Rhineland-Palatinate	26					26
Saarland	11		1			10
Saxony	28				−1	27
Saxony-Anhalt	18					18
Schleswig-Holstein	82		1			81
Thuringia	16		1	1		14
Subtotal	**882**	**5**	**20**	**25**	**−1**	**841**
Other regions						
Austria	529	3	5	69	−1	457
Other Western Europe	41	3	2		−1	41
Central and Eastern Europe	749	10	81	1	+56	733
Americas	20		2		−3	15
Asia	15	2	1		−1	15
Africa	1					1
Australia	1					1
Subtotal	**1,356**	**18**	**91**	**70**	**+50**	**1,263**
Total	**2,238**	**23**	**111**	**95**	**+49**	**2,104**

EXECUTIVE BOARDS

Supervisory Board

Dr. Albrecht Schmidt
since January 7, 2003, Chairman

Herbert Betz
Deputy Chairman

Dr. Richard Trautner
Deputy Chairman,
until December 31, 2002

Kurt F. Viermetz
Chairman
until December 31, 2002
Deputy Chairman
since January 1, 2003

Dr. Manfred Bischoff
since July 3, 2002

Dr. Diethart Breipohl
until May 23, 2002

Heidi Dennl

Volker Doppelfeld

Ernst Eigner

Helmut Gropper
until January 31, 2003

Klaus Grünewald

Heinz-Georg Harbauer

Anton Hofer

Dr. Edgar Jannott
until May 23, 2002

Max Dietrich Kley

Peter König

Hanns-Peter Kreuser

Dr. Lothar Meyer
since May 23, 2002

Dr. Hans-Jürgen Schinzler
since March 3, 2003

Christoph Schmidt

Jürgen E. Schrempp
until May 23, 2002

Dr. Siegfried Sellitsch

Professor Wilhelm Simson
since May 23, 2002

Professor Hans-Werner Sinn

Helmut Wunder

Board of Managing Directors

Stephan Bub

Dr. Egbert Eisele
until December 31, 2002

Dr. Stefan Jentzsch

Dr. Norbert Juchem
until January 31, 2003

Michael Mendel
since January 1, 2003

Dr. Claus Nolting
until December 31, 2002

Dieter Rampl

Gerhard Randa

Dr. Albrecht Schmidt
until December 31, 2002

Dr. Paul Siebertz
until March 21, 2003

Dr. Wolfgang Sprissler

Munich, March 11, 2003

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

The Board of Managing Directors

Bub Jentzsch Mendel Rampl
Randa Siebertz Sprissler

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, for the business year from January 1, to December 31, 2002. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report (Financial Review and Risk Report) prepared by the Company's management for the business year from January 1 to December 31, 2002, has not led to any reservations. In our opinion on the whole the group management report (Financial Review and Risk Report) provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report (Financial Review and Risk Report) for the business year from January 1 to December 31, 2002 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, March 19, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Wohlmannstetter
Wirtschaftsprüfer

Pastor
Wirtschaftsprüfer

(Independent Auditors)

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ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT REPORT 2002 OF HVB AG IN ACCORDANCE WITH HGB


HypoVereinsbank

A member of HVB Group

CONTENTS

I. BUSINESS SITUATION AND TRENDS

1. 2002: RISING TO THE CHALLENGE

The banking industry in Germany was confronted with major challenges in 2002. The underlying economic conditions deteriorated constantly during the course of the year, economic forecasts were revised sharply downward, and the wave of bankruptcies reached a new peak in Germany with some 40,000 cases. At the same time, investor confidence suffered further, resulting in prices collapsing in dramatic fashion and extremely high volatilities on the international capital markets. Against this backdrop, a grand total of five domestic companies risked going public in Germany, putting the number of IPOS at its lowest point since 1983. On the bond market, spreads widened to unprecedented levels amid rising risk expectations.

In this setting, the ratings of German banks were put under the microscope, resulting in downgrades. HVB Group was not able to avoid this process. Being down-graded makes funding more expensive, and weakens the competitive position of Bayerische Hypo- und Vereinsbank Aktiengesellschaft ("HVB" or the "Bank"), notably compared with public-sector institutions.

HVB has responded to the huge challenges thrown up last year by drawing up and implementing far-reaching plans:

1. HVB Group's management structure

HVB Group has been managed in line with the management structure described in detail in the 2001 Annual Report (see the section entitled "New Orientation of the HVB Group" in the Annual Review) since the start of 2002. Among other things, this structure resulted in a major boost to trading profit arising from the concentration of global capital market activities, including support for multinationals and mid-caps, in the Corporates & Markets business segment.

2. Tighter focus sharpens HVB profile

In order to sharpen its profile as one of the leading banks in Europe for retail and corporate customers, HVB decided in the fall of 2002 to consolidate its commercial real estate finance business in a new real estate finance group, and to separate it from HVB Group. At the same time, systematic disposals of non-core activities have been continued, leading in the year under review, for instance, to the sale of the Bank's participating interests in Brazil's Banco BBA, Bayerische Immobilienleasing, and Spaten-Brauerei. Direct brokerage activities have also been vastly redimensioned and focused on Germany and Austria after the sale of Self Trade.

3. Wide-ranging package of cost-cutting measures

The Bank has initiated several efficiency-enhancing measures aimed at realizing significant synergies by 2004. In 2003, this will include pressing ahead with a program initiated in 2001 looking to reduce the number of employees at the corporate group by 9,100, 75% of which had already been realized by the end of 2002. The average number of employees at HVB declined by 1,795, or around 8%, to 20,570, while the number of offices maintained declined by 17 to 529. The other cost-cutting measures featuring considerable restrictions in terms of company cars, travel expenses, consulting fees, procurement, office occupation, and so on, yielded the expected savings last year. Excluding additions to restructuring provisions, administrative expenses fell 11.8% year-on-year, to €3,119 million.

4. Restructuring and capacity adjustments, notably in the Germany segment

In order to compensate for falling demand for its services notably in the Germany segment, the Bank has adopted an additional, broad raft of cost-cutting measures, which will have a major impact in the future. The program envisages further branch closures and facility optimization together with capacity adjustments, implemented by pooling activities and functions, and streamlining management structures in staff and back-office units. The related restructuring expense is included in the statement of income for 2002.

2. STATEMENT OF INCOME

	2002	2001	Change	
	€ millions	€ millions	€ millions	in %
Net interest income	4,301	3,463	+ 838	+ 24.2
Net commission income	945	1,028	– 83	– 8.1
Net income from financial operations	450	328	+ 122	+ 37.3
Administrative expenses	3,378	3,538	– 160	– 4.5
Personnel expense	1,680	1,782	– 102	– 5.7
Other administrative expenses[1]	1,698	1,756	– 58	– 3.4
Other operating income less other operating expenses	159	547	– 388	– 71.0
Operating result before risk provision	2,477	1,828	+ 649	+ 35.5
Risk provision	2,271	877	+ 1,394	>+ 100.0
Operating result	206	951	– 745	– 78.3
Other income less other expenses	121	– 64	+ 185	>+ 100.0
Amortization of goodwill	246	—	+ 246	>+ 100.0
Pre-tax income	81	887	– 806	– 90.9
Taxes	81	330	– 249	– 75.5
Net income for the year	—	557	– 557	– 100.0
Transfers to retained earnings	—	100	– 100	– 100.0
Profit available for distribution	—	457	– 457	– 100.0

[1] Including standard depreciation on property, plant and equipment

Net interest

Net interest income soared 24.2%, to €4,301 million, over the prior year value. The main contributing factors were higher income from the Bank's participating interests, notably the special dividends paid by VI-Industrie-Beteiligungsgesellschaft mbH, HI-Vermögensverwaltungsgesellschaft mbH, and HVB Gesellschaft für Gebäude mbH & Co KG. Adjusted for non-recurring items this year and last, net interest income declined 5.1%. This can be attributed primarily to lower ongoing dividend payments from participating interests, a further narrowing of interest margins, the effects of exchange rates when translating the results of the Bank's international offices, and the decline in risk assets.

Net commission income

At €945 million, net commission income is down 8.1% on last year, depressed by lower revenues from securities and depository business resulting from the continued slide on the international stockmarkets and the complete standstill of IPOs. At the same time, revenues from agency operations, which include the revenues from the Bank's strategic partnership with the Munich Re Group, rose again.

Net income on financial operations

Despite weak markets, net income on financial operations climbed 37.3% over last year, to total €450 million. Some 85% of this rise can be attributed to interest- and currency-related operations.

Administrative expenses

Administrative expenses fell 4.5% from last year's level to reach €3,378 million. This total includes a restructuring provision charged to administrative expenses of €259 million created in 2002 for rental deposits, disassembly costs and the like for rented properties no longer required, and payments relating to severance payments and part-time working pre-retirement. Without this provision, administrative expenses declined 11.8%. Total administrative expenses include €1,680 million for personnel expense, 5.7% down on last year. The fall results primarily from lower bonus payments, synergy effects from the completed integration of Bank Austria's former international offices, and the lower additions to pension provisions for a declining number of employees. Other administrative expenses, including depreciation on property, plant and equipment, totaled €1,698 million, down 3.4% on 2001.

The cost-income ratio improved to 57.7% from 65.9% in 2001 on the back of a 9.1% rise in total operating income assisted, among other things, by the listed non-recurring items in net interest income and the decline in administrative expenses.

Other operating income less other operating expenses

The merger of a financial company used to hedge part of the Bank's strategic shareholdings and conduct short-term money dealings gave rise to a gain of €217 million. This amount is carried in other operating income less other operating expenses totaling €159 million. A gain of €555 million was realized on a similar transaction last year.

Risk provisions

The economic downturn coupled with a sharp rise in bankruptcies in Germany has badly affected HVB as an institution with particularly strong lending operations. Consequently, the Bank more than doubled its loan-loss provisions, from €934 million last year to €2,323 million this year.

Net income from securities held for liquidity purposes totaled €52 million, down from €57 million in 2001.

Operating result

The Bank recorded an operating result of €206 million in 2002. This amount is 78.3% less than the prior year total, primarily due to the high level of risk provisions.

Other income and expenses

The balance of other income and expenses results in gains of €121 million after losses of €64 million in 2001. The total benefited among other things from gains on the disposal of subsidiaries (Westfälische Hypothekenbank Aktiengesellschaft and Württembergische Hypothekenbank Aktiengesellschaft to other Group companies, and Bayerische Immobilien-Leasing GmbH & Co. KG) and participating interests (Deutsche Börse AG, Vermo Vermögensverwaltungsgesellschaft mbH). The Bank took write-downs of €478 million on its portfolio of shareholdings in 2002. Also carried under this item are losses transferred, which totaled €207 million.

Amortization of goodwill

The goodwill shown under intangible assets in 2001 has, at an amount of €246 million, been amortized in full.

Taxes

Taxes on income declined in line with results, from €311 million to €77 million. Other taxes totaled €4 million.

Net income for the year

All in all, the Bank managed to break even in a difficult year, despite the high level of risk provisions. Thus there is no leeway to strengthen reserves or to pay a dividend.

3. BALANCE SHEET

Development volume

HVB's total assets at December 31, 2002 of amounted to €343.1 billion, down 9.3% on the prior year. The decline results primarily from placements with, and loans and advances to other banks and customers, and securities.

The Bank's lending volume (loans to banks and customers, including contingent liabilities) declined 2.4%, to €237.8 billion, of which €20.5 billion (down 7.2%) relates to municipal loans and €110.2 billion (down 1.1%) to mortgage loans. In mortgage loan operations, the proportion of residential loans rose from 72.4% to 73.1%, while the proportion of loans to trade and industry fell accordingly, from 27.6% to 26.9%.

The Bank reduced its holdings of debt securities and other fixed-income securities 14.7%, to €56.2 billion, while increasing equity securities and other variable-yield securities 20.3%, to €10.6 billion.

Participating interests and shares in affiliated companies fell from €16.4 billion to €14.5 billion. The decline can be attributed primarily to the merger of a financial company.

Funding

Funding was adjusted to reflect the lower volume of lending. To do this, the Bank primarily reduced amounts owed to other depositors (down 10.5%) and liabilities evidenced by paper (down 23.8%), whereas it expanded amounts owed to other banks 9.8%.

Risk assets and market risk positions compliant with BIS rules

HVB's risk assets compliant with the Capital Accord published by the Basel Committee on Banking Supervision declined 6.1% in 2002, to €202.7 billion. The market risk positions totaled €1.6 billion after €2.4 billion in 2001.

Core capital and equity funds compliant with the German Banking Act

During the year under review, the Bank's core capital in accordance with approved financial statements rose 2.5%, to €17.9 billion. Equity funds, which includes both liable equity of €25.4 billion and tier III capital of €1.0 billion, declined 8.7%, to €26.4 billion, due to rapidly declining revaluation reserves. The core capital ratio totaled 9.3% after 8.9% last year, while the equity funds ratio fell from 12.6% in 2001 to 12.1%.

Liquidity

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio value is at least 1.0. At HVB, the figure averaged 1.2 in 2002.

4. BANK OFFICES

HVB maintained 529 bank offices at year-end. The Bank's domestic network contracted to 504 offices, a fall of 19. Outside Germany, the Bank opened new representative offices in Istanbul and Abu Dhabi.

5. EVENTS AFTER DECEMBER 31, 2002

The planned transfer of the Bank's commercial real estate finance business to the new Hypo Real Estate Group and the subsequent spin-off from HVB Group is outlined in the section entitled "Transforming HVB Group" in the Annual Review section of HVB Group's Annual Report. It will also be described in more detail in the spin-off report to be published at a later date. In the run-up to this move, in 2002 the Bank contributed the shares it previously held in Württembergische Hypothekenbank, Westfälische Hypothekenbank, HVB REC London, HVB REC France, HVB REC Italia, and PBI Beteiligungsgesellschaft to intermediate holding companies. Following the voluntary acquisition offer in the fall of 2002 and further purchases, the Bank held 96.9% of the shares in HVB Real Estate Bank AG by year-end. A squeeze-out is currently being prepared to enable the Bank to acquire the remaining shares. Potential risks inherent in the existing portfolio of HVB Real Estate Bank AG are covered by the Bank up to a maximum amount of €590 million. At the end of January 2003, the Bank issued a guarantee for this amount, which is effective for fiscal 2003 and 2004. The Bank's shareholders will consider a resolution regarding the spin-off at the Annual General Meeting of Shareholders on May 14, 2003.

OFFICES BY REGION

	2001	Additions	Reductions		2002
		New openings	Closures	Consolidations	
Germany					
Baden-Württemberg	24	—	—	—	24
Bavaria	392	—	4	8	380
Berlin	9	—	—	2	7
Brandenburg	8	—	—	—	8
Bremen	—	—	—	—	—
Hamburg	—	—	—	—	—
Hesse	12	—	—	2	10
Lower Saxony	—	—	—	—	—
Mecklenburg-Western Pomerania	—	—	—	—	—
North Rhine-Westphalia	21	1	1	—	21
Rhineland-Palatinate	22	—	—	—	22
Saarland	10	—	1	—	9
Saxony	10	—	—	—	10
Saxony-Anhalt	6	—	—	—	6
Schleswig-Holstein	—	—	—	—	—
Thuringia	9	—	1	1	7
Total domestic	**523**	**1**	**7**	**13**	**504**
Other regions					
Europe	7	—	—	—	7
Americas	5	—	—	—	5
Asia	9	2	—	—	11
Africa	1	—	—	—	1
Australia	1	—	—	—	1
Total international	**23**	**2**	**—**	**—**	**25**
Total	**546**	**3**	**7**	**13**	**529**

6. OUTLOOK

The forecasts relating to the future development of HVB represent best estimates made on the basis of all the information available to the Bank at the present time. Should the assumptions underlying the forecasts fail to materialize or risks occur to an extent not envisageable – as discussed in the Risk Report – it is possible that actual results will differ from those currently projected. The general economic outlook for 2003 underlying the Bank's planning processes is explained in detail in the section entitled "Outlook" in the Annual Review part of the Annual Report for HVB Group.

The Bank expects its future performance to be heavily affected by two major factors during the year: the persistently bleak economic outlook that will continue to hit the banking business in 2003; and the planned spin-off of the commercial real estate finance business together with the 2003 transformation program.

The prime objectives for 2003 are to bolster the Bank's capital base and operating performance. The aim is to raise the Bank's core capital ratio in the corporate group toward 7% by year-end. The main means to achieve this aim will include cutting approximately €100 billion from risk assets, of which €57 billion relates to the spin-off of the commercial real estate finance business and approximately €40 billion to securitization, a reduction in lending operations in the Americas and Asia, portfolio sales, and sales of holdings with no strategic or operational value added. These measures are also intended to reinforce the Bank's rating on international capital markets and thus to facilitate its funding options.

Moreover, priority will be given in 2003 to building the foundation for greater profitability over the long run. In the medium term, the Bank is looking to achieve a return on equity after taxes and before amortization of goodwill in excess of 10% in the corporate group. A significant improvement in the operating result should already be recorded in 2003.

HVB is looking to increase total operating income slightly in 2003 compared with last year, without non-recurring items. Net interest income will be depressed by the spin-off of the commercial real estate finance business and the planned reduction in other risk assets. For the remaining volume, better margins on the lending side should more than compensate for higher funding costs. Neither net commission income nor trading profit will be greatly affected by the spin-off of the commercial real estate finance business or the 2003 transformation program. Securities operations are projected to pick up again compared with 2002, which would have positive effects on net commission income. Trading profit should benefit more than last year from the Bank's integrated capital-market and customer approach and should increase sharply.

The cost-cutting measures initiated last year will take full effect for the first time in 2003. In addition, restructuring and redimensioning are expected to yield considerable benefits. All in all, the Bank expects administrative expenses to decline to less than €3 billion.

The Bank expects to be in a position to tangibly reduce its loan-loss provisions, which should fall well below the prior year level.

In the items below the operating result, the non-recurring expense arising from amortization of goodwill in 2002 will not feature again this year.

2003 will be a year of transition, dominated by efforts to enhance the Bank's capital base and profitability. The full impact of the measures initiated at the start of the year will not yet be felt in the results for 2003. All in all, given the projected developments described here, the Bank expects to be able to report net income at year-end of around the same level as last year, which should be viewed as a greater achievement in terms of quality, on account of the significant non-recurring items in 2002.

1. GROUPWIDE RISK CONTROL AND RISK MANAGEMENT

HVB Group has had a Groupwide system of risk control and risk management in place for several years. It is fully integrated into our internal processes for planning, management and control.

The controlled assessment of risk represents a key element for success and an ability to compete, especially under the difficult and uncertain market conditions experienced in the year under review, which are likely to continue in the foreseeable future.

Chief Risk Officer

At the beginning of 2002, we combined risk control and cross-segment risk management under the leadership of the Chief Risk Officer. Here, our Group Corporate Centers perform the core functions of identification, analysis and assessment of risk as well as ongoing control and management.

Group Credit Risk Management

The Group Credit Risk Manager is responsible for managing the credit risk of HVB Group, and on the basis of this function, he also initiates measures to optimize the loan portfolio and ease pressure on capital utilization. He defines standards for credit policies/processes, credit portfolio management and pricing, and is involved in developing and implementing methods for measuring credit risks. In addition, the Group Credit Risk Manager exercises functional authority over the entire credit organization and heads the organization of senior risk managers as their line supervisor.

Senior risk managers are primarily assigned to specific industries, but they can also specialize in products or regions. This specialist knowledge ensures good quality in our credit decisions. In addition to preparing and making credit decisions for loans in excess of a specific volume, the senior risk managers develop portfolio strategies for industries, products and countries.

Powers for the credit decision process are delegated in part to the credit organizations within the various business segments.

Group Market Risk

The Group Market Risk unit is responsible for the Group-wide management of short-term and long-term liquidity to ensure that the Bank has adequate liquidity at all times and to optimize the funding costs. Key instruments are coordinated operations on money markets and capital markets as well as the specification of liquidity profiles of Group units. Other tasks of Group Market Risk include asset/ liability management, balance sheet structure management, measures to manage regulatory capital and to optimize the utilization and allocation of market risk.

The measures implemented in connection with this functions serve to support the Bank's rating and return targets.

Risk Control

Risk Control ensures Groupwide record-keeping on HVB Group's risk situation and uniform assessment and quantitative evaluation of risks.

Its primary tasks and powers are: ongoing, independent risk measurement and monitoring; responsibility for methods and methodology, including the development and continuing improvement of suitable models for measuring risks; and reporting to the Group Board. In addition, Risk Control is responsible for Groupwide risk aggregation and risk capital allocation as well as the implementation of uniform, consistent risk control standards and the corresponding statutory and regulatory requirements.

Local risk control units operate in all foreign branches over which the Group Corporate Center exercises functional authority.

Group Audit

As an independent organizational unit, Group Audit acts on behalf of the Group Board and reports directly to the Chief Financial Officer (CFO). Group Audit primarily performs the Bank's internal audit function. It additionally acts in various layers for Group subsidiaries.

In January 2000, the German Federal Banking Supervisory Office (since renamed the Federal Financial Supervisory Authority) issued new minimum standards (MaI) to be followed by the internal audit function of financial institutions. Under the new rules, all operational and business processes must be audited at least every three years – if useful or appropriate – and all the processes subject to especially high levels of risk must be audited at least once a year.

Risk-oriented planning of audits

The planning of audits is carried out autonomously and in a risk-oriented manner on the basis of a risk and control assessment process (RCA). The risk value calculated in this way serves as a basis for assigning an audit interval. The RCA is updated regularly. If significant changes occur, it is adjusted.

Annual review

A summary is prepared to provide the Group Board with an overview of essential auditing findings and their current status.

At the regular sessions of the Supervisory Board's Audit Committee, the head of Group Audit reports on current trends and results in auditing activities.


Chief Risk Officer
(CRO)
Group Credit Risk Management
–Credit portfolio management
–Credit policy and processes
–Senior risk manager organization
Group Market Risk
–Liquidity management
–Funding
–Asset/liability management
Risk Control
–Methods, models and processes
–Operational risk control

2. OVERALL BANK MANAGEMENT

Return-oriented capital management

Allocation of capital resources

The main focus of our capital market-oriented management concept is on investment and the value-oriented allocation of our capital resources to business activities with attractive risk-return ratios. Within the framework of our dual management principle, the business units are allocated both regulatory (or used core) capital and risk capital. Both resources are expected to yield a certain return, which is derived from the expectations of the capital markets and is expected to be earned by the Bank's business units. Meeting (or exceeding) these return expectations and the changes they undergo in the course of time comprise the so-called value contribution, a vital management parameter for the entire corporate group.

a) Used core capital

The amount of regulatory capital required to back the operations of the individual business segments and departments is determined in accordance with the rules of Principle I, Section 10 of the German Banking Act. For this purpose, however, we do not apply the minimum capital backing of 4.0% stipulated by the German Banking Act, but a rate of 6.2%, thereby creating a core capital cushion. In calculating the regulatory capital for market risks, we incorporate an analogous core capital cushion.

b) Risk capital

At HVB Group we distinguish the following types of risk:

- Credit risk
- Liquidity risk
- Market risk
- Operational risk
- Business risk
- Risks arising from the Bank's own real estate portfolio
- Risks arising from the Bank's shareholdings/financial investments
- Strategic risk

Uniform quantification of risk

With the exception of liquidity and strategic risk, we measure all risk types using a consistent value-at-risk approach under which potential unexpected losses are measured to a 99% confidence level.

Based on this uniform quantification, risk capital is allocated on a Groupwide basis, generally for a one-year period. The required risk capital for the business segments and their departments is determined as part of the annual planning process in close cooperation between Risk Control and the individual business units. After approval by the Group Board, the amounts of capital are anchored in the controlling and reporting instruments.



Capital markets' yield expectations of HVB Group
Return expectations on capital resources
Used core capital
Takes regulatory requirements into account
Risk capital
Takes financial risks into account
Resource optimization

We also monitor and analyze liquidity risk and strategic risk on a continuous basis, but do not manage it by means of risk capital coverage. Instead it is managed using other instruments (see the sections on these risk types in the Risk Report).

Overall risk capital

We aggregate the overall risks, allowing for risk-reducing portfolio effects (diversification effects) to compute the overall risk capital. In the year under review, this was significantly reduced by €4.4 billion to approximately €5.1 billion. The decline resulted almost entirely from risks arising from the Bank's shareholdings/financial investments. This especially reflects the huge decline in prices of our shareholdings in Allianz and Munich Re in 2002. As a result, unexpected losses are now calculated on the basis of much lower share prices, so that the risk capital is correspondingly reduced. The decline in

risk capital requirements for market risks is the result of deliberate restraint in taking on positions in the volatile market environment.

The overall risk capital is regularly measured against the capital cushion available to cover risks. This capital cushion consists principally of equity funds, price and property reserves and average retained earnings. With the capital cushion to cover risks equaling €28.4 billion at the end of the year, the utilization of the capital cushion was approximately only one-fifth.

RISK CAPITAL AFTER PORTFOLIO EFFECTS*

Broken down by risk type	2002	2001	2002	2001
	€ millions	€ millions	in %	in %
Market risk	171	257	3.3	2.7
Credit risk	978	919	19.1	9.6
Business risk	320	378	6.3	3.9
Operational risk	340	363	6.6	3.8
Risks arising from the Bank's own real estate portfolio	—	—	—	—
Risks arising from the Bank's shareholdings/financial investments	3,313	7,649	64.7	80.0
Total	**5,122**	**9,566**	**100.0**	**100.0**

Broken down by business segment	2002	2001	2002	2001
	€ millions	€ millions	in %	in %
Germany	893	914	17.4	9.6
Corporates & Markets	901	964	17.6	10.0
Real Estate Workout	15	39	0.3	0.4
Other (corporate shareholdings/financial investments not allocated to the business segments)	3,313	7,649	64.7	80.0
Total	**5,122**	**9,566**	**100.0**	**100.0**

* Shown in accordance with the Bank's structure as of 2003

Capital management in line with statutory capital rules

Capital adequacy ratios

To manage the Bank's regulatory capital, we apply three capital adequacy ratios, for which we have established minimum values:

- core capital ratio (ratio of core capital actually available to minimum regulatory core capital);
- equity capital ratio (ratio of liable capital to risk assets);
- equity funds ratio (ratio of equity funds to the sum of risk assets and market risk positions weighted by a factor of 12.5).

We take the volatility of the risks calculated for meeting regulatory standards and that of the Bank's capital itself (fluctuation of market risk positions, risk assets, change in revaluation reserves due to market conditions) into account when budgeting the three above-mentioned ratios.

The process

To determine the appropriate capital funding, we have essentially defined the following process:

- In addition to a three-year plan of our ratios compliant with Principle I of the German bank regulatory requirements and BIS rules, we also prepare a rolling eight-quarter plan to provide an interim forecast for our BIS ratios.
- Reports on the actual ratios and significant related effects are submitted every month to a committee of the Board of Managing Directors (Group Asset & Liability Committee). The committee takes appropriate action if the actual ratios deviate significantly from plan.

3. RISK MONITORING AND CONTROLLING

a) Credit risk

Credit risk is defined as potential losses arising from a customer default or loss of credit rating. Such risks include loan default risk, counterparty risk, issuer risk and country risk.

Presentation of credit risks in the annual financial statements

Loan default risk

Loan default risk is defined as the potential losses arising from commercial lending operations. We created a total loan-loss provision of €2,480 million for these risks in 2002. Of this amount, €1,557 million relates to the Germany business segment and €631 to the Corporates & Markets business segment. (The loan-loss provisions shown in the statement of income, including reversals of country-specific provisions, amounts to €2,323 million.)

The mission of the Real Estate Workout division is to reduce its entire portfolio as quickly as possible, at the best possible terms, and to avoid additional losses by instituting special risk management structures. In 2002, we succeeded in reducing the total portfolio volume in this area by €1.5 billion, from €5.7 billion to €4.2 billion, and are currently engaged in negotiations on the subject of further property sales aimed at cutting the remaining total. To date, the loan-loss provisions taken on the real estate workout portfolio amount to €1.4 billion, corresponding to a provision rate of around 34%.

Country risk

Country risk is defined as the transfer and conversion risk resulting from finance facilities for which no provisions have been made, maturing in more than one year, net of collateral in both cases.

Country risks decreased during 2002 compared to the prior year as a result of improved credit ratings, particularly in Russia's case, the reallocation to loan default risks, and the further reduction in the total portfolio volume. The high risk loan volume decreased €266 million in the year under review to €68 million.

The total volume of the Bank's country risk provisions decreased from €225 million to €62 million, primarily due to net reversals.

Risk provisions

Counting for write-offs taken on the lending portfolio equal to €1.6 billion, the total volume of risk provisions, including provisions for losses on loans and advances, increased €0.7 billion to €7.6 billion in 2002. With these steps, we have adequately provided for all known risks inherent in our lending operations. The methods used to value our loan receivables are described in the notes to the financial statements.

Counterparty risk

Counterparty risk is defined as the potential losses arising from the default or deterioration of the credit rating of a counterparty with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities/indexes and other derivatives, outstanding at year-end. These transactions are mainly concluded to hedge trading positions against fluctuations in interest rates, foreign exchange rates or market prices. They also serve to provide cover for on- and off-balance-sheet items within asset/liability management, or to manage credit risk in the case of credit derivatives.

At year-end 2002, the notional amounts of derivative transactions totaled approximately €1,761 billion.

Of the total volume of derivatives, €1,495.4 billion (84.9%) relates to interest rate derivatives, €207.1 billion (11.8%) to foreign exchange derivatives, and €58.0 billion (3.3%) to equity/index derivatives.

In terms of remaining maturity, the largest part of the derivatives volume belongs to the shortest time bucket (due within one year). The derivatives traded on futures and options exchanges account for

7.3% of the total volume. One of the reasons why the significance is relatively low is that the risks associated with exchange-traded derivatives can be neutralized by liquidating the contracts (reducing the overall volume), whereas in the OTC business, it is generally necessary to establish an offsetting position (increasing the volume).

The notional volume in itself does not provide a suitable basis for drawing conclusions about the risk inherent in our derivatives business. Gross replacement values for OTC transactions serve as a useful indicator to quantify the values actually at risk. These are computed under the marked-to-market method as the sum of all positive market prices, ignoring risk-reducing netting agreements and individual credit weightings. Based on this definition, the maximum risk of default was €43.5 billion, or 2.5% of the total notional volume outstanding, at the end of 2002. This value does, however, represent a worst-case scenario for counterparty risk, as it assumes that all counterparties would default simultaneously and no risk-reducing netting agreements would have been concluded. Taking into account the risk-reducing effects of existing netting agreements, the risk of default falls by €30.4 billion at the end of 2002. Additionally, the recognition of collateral for OTC transactions leads to a further reduction of counterparty risk; at the end of 2002, this effect amounted to approximately €1.4 billion. After risk reduction through the application of netting effects and collateral provided by borrowers, the remaining counter-party risk amounts to €11.7 billion.

OECD governments, banks and financial institutions, which are rated first-class borrowers, account for 93.2% (2001: 92.5%) of counterparty risk before netting.

Credit derivatives

The rising need for instruments to manage credit risk has fostered the development of so-called credit derivatives. These vehicles make it possible to trade and hedge credit risks without altering the original credit relationships. This product group consists of three basic types: credit default swaps, total return swaps and credit-linked notes.

In a departure from our approach in the 2001 financial statements, for the first time we no longer show netted market values of credit derivatives. Instead we show the positive market values as gross replacement values of the credit derivative transactions. To ensure improved comparability, we have adjusted the prior year's values at December 31, 2001 accordingly.

DERIVATIVES VOLUME

	Notional amount					Counterparty risk	
	Remaining maturity						
	less than 1 year	1 to 5 years	more than 5 years	Total 2002	Total 2001	2002	2001
				€ millions			
Interest rate derivatives	**595,308**	**539,253**	**360,829**	**1,495,390**	**1,428,617**	**33,609**	**18,821**
OTC products							
FRAS	59,755	972	—	60,727	76,958	132	121
Single currency swaps	372,984	464,858	339,923	1,177,765	1,075,916	32,170	17,872
Interest rate options							
– purchased	27,891	30,544	10,335	68,770	64,353	1,305	825
– written	23,701	36,206	10,571	70,478	71,222	—	—
Other interest rate derivatives	1,711	42	—	1,753	3,990	2	3
Exchange-traded products							
Interest rate futures	56,877	4,724	—	61,601	80,579	—	—
Interest rate options	52,389	1,907	—	54,296	55,599	—	—
Foreign exchange derivatives	**167,678**	**31,588**	**7,875**	**207,141**	**229,464**	**5,524**	**5,501**
OTC products							
Foreign exchange forwards[1]	149,300	10,334	370	160,004	185,324	4,457	3,793
Cross-currency swaps	7,024	19,745	7,277	34,046	37,100	877	1,620
Foreign exchange options[1]							
– purchased	5,859	1,069	139	7,067	3,481	190	88
– written	5,495	440	89	6,024	3,559	—	—
Other foreign exchange contracts[1]	—	—	—	—	—	—	—
Exchange-traded products							
Foreign exchange futures	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—
Equity/index derivatives	**16,018**	**36,274**	**5,754**	**58,046**	**46,516**	**4,318**	**2,671**
OTC products							
Equity/index swaps	—	—	—	—	—	—	—
Equity/index options							
– purchased	3,104	12,643	2,523	18,270	17,078	4,042	2,225
– written	3,606	14,125	2,790	20,521	15,528	—	—
Other equity/index derivatives	3,184	3,180	441	6,805	10,768	276	446
Exchange-traded products							
Equity/index futures	1,492	—	—	1,492	1,533	—	—
Equity/index options	4,632	6,326	—	10,958	1,609	—	—
Other transactions[2]	**31**	**31**	**—**	**62**	**—**	**2**	**—**
Total	**779,035**	**607,146**	**374,458**	**1,760,639**	**1,704,597**	**43,453**	**26,993**

[1] Including Gold
[2] Excluding Gold

COUNTERPARTY TYPE

	Counterparty risk 2002	2001	2002	2001
	€ millions	€ millions	Structure in %	Structure in %
OECD central governments (and central banks)	298	354	0.7	1.3
OECD banks	38,218	21,750	87.9	80.5
OECD financial institutions	1,981	2,875	4.6	10.7
Non-OECD central governments (and central banks)	28	10	0.1	0.0
Non-OECD banks	325	292	0.7	1.1
Non-OECD financial institutions	—	48	0.0	0.2
Other companies and private individuals	2,603	1,664	6.0	6.2
Total	**43,453**	**26,993**	**100.0**	**100.0**

CREDIT DERIVATIVES

€ millions	Contract volume — Remaining maturity less than 1 year	1 to 5 years	more than 5 years	Total 2002	Total 2001	Positive market values 2002	2001
Banking book	**1,134**	**956**	**16,381**	**18,471**	**8,058**	**81**	**968**
Protection buyer							
Credit default swaps	1,104	837	13,884	15,825	5,530	61	24
Total return swaps	—	—	2,000	2,000	2,333	1	944
Credit-linked notes	30	30	354	414	27	—	—
Other	—	—	—	—	—	—	—
Protection seller							
Credit default swaps	—	89	124	213	168	—	—
Total return swaps	—	—	—	—	—	—	—
Credit-linked notes	—	—	19	19	—	19	—
Other	—	—	—	—	—	—	—
Trading book	**2,779**	**14,477**	**2,138**	**19,394**	**11,483**	**755**	**155**
Protection buyer							
Credit default swaps	836	7,542	384	8,762	5,414	321	120
Total return swaps	360	26	419	805	825	116	20
Credit-linked notes	—	31	466	497	979	—	—
Other	—	—	—	—	—	—	—
Protection seller							
Credit default swaps	1,088	6,339	241	7,668	4,265	50	15
Total return swaps	495	482	424	1,401	—	8	—
Credit-linked notes	—	57	204	261	—	260	—
Other	—	—	—	—	—	—	—
Total	**3,913**	**15,433**	**18,519**	**37,865**	**19,541**	**836**	**1,123**

REFERENCE ASSETS

€ millions	Contract volume					
	Credit default swaps	Total return swaps	Credit-linked notes	Other	Total 2002	Total 2001
Public bonds	1,115	79	37	—	1,231	1,805
Corporate bonds	17,831	1,732	627	—	20,190	12,178
Equity	191	—	—	—	191	2,560
Other	13,331	2,395	527	—	16,253	2,998
Total	**32,468**	**4,206**	**1,191**	—	**37,865**	**19,541**

Monitoring and control of credit risk

Our control and management of credit risks is based on an integrated concept of clearly defined and documented principles, bodies with well-defined powers as well as compatible procedures, systems and processes.

Credit policies

The general credit policy of HVB Group defines standards for the credit organization applicable for the entire corporate group, the key material credit rules and the core elements of the credit process. Within the terms of these general guidelines, the heads of the business segments define Groupwide credit risk strategies. This general credit policy is supplemented or amended in special credit policies that cover specific risks or special aspects of the credit process, the organization or the statutory framework.

Strategic Group Credit Committee

In the year under review we established the so-called Strategic Group Credit Committee. Alongside the Chief Risk Officer and the Group Credit Risk Manager, this body includes representatives from all business segments and from Risk Control. It conducts ongoing, detailed analysis of our loan portfolio and draws conclusions for the strategic orientation of our business activities. In addition, it discusses and determines the methods, processes and procedures applied to the risk management of our loan portfolio, which should be included in our credit policies.

Regulatory developments

In addition to the continuing consultations on the new Basel 2 accord, a key concern for all banks operating in Germany were the Minimum Requirements for the Lending Activities of Financial Institutions (MaK). This is a regulatory document from the German banking supervision authorities that defines minimum quality standards, particularly with regard to the organization and processes associated with the lending business. They include the formulation of a credit risk strategy by the Board of Managing Directors, the organizational separation of the two areas, "market" (i.e. sales) and "market backup" (independent voting and risk monitoring) as well as standards for defining credit processes and reporting.

The final version of MaK was published in December 2002. It must be implemented by the banking institutions by mid-2004. An extended implementation deadline until the end of 2005 applies to any necessary changes to IT systems.

Implementation of Basel 2

By contrast, the Basel accord is primarily concerned with procedures and parameters for determining regulatory capital requirements. A core element of Basel 2 is a stronger differentiation of risk for regulatory capital requirements for loans according to customers' rating classes. Basel 2 will bring the regulatory viewpoint into line with the economic viewpoint of risk-adjusted management, in line with the approach already established within the Bank through our internal portfolio management instruments.

To ensure efficient management of all Basel 2 activities, we established a project structure at the Bank at an early stage. This structure is divided into subprojects "credit risk", "operational risk" and "market risk" (interest rate risk in the banking book) in accordance with the risk types addressed in the accord. Essential aspects of the subprojects are discussed in detail in the corresponding sections of this risk report.

Quantitative Impact Study

The credit risk subproject focused on the development of functional concepts for fine-tuning procedures, systems and processes in accordance with the Basel standards, and on the development of a comprehensive data pool. In addition, we participated in the Quantitative Impact Study (QIS) 3.0 of the Basel Committee and Deutsche Bundesbank. The aim of the study was to identify the core data and the resulting capital requirements for loan default risks when applying all of the Basel approaches.

Based on the analyzed portfolio, it was evident that the application of the current regulations for advanced (i.e. risk-sensitive) approaches (IRB approaches) could yield benefits for us in the form of lower capital requirements.

Our goal is to implement the most sophisticated approach for credit risks. This is known as the IRB advanced approach (IRB = internal rating-based). Our proven internal rating instruments and the established parameterization procedures of our internal credit risk model comprise a good basis for achieving this goal (see the section on the internal credit risk model in the Risk Report).

Credit analysis

Both for the regulatory capital coverage under Basel 2 (by the IRB approach) and for our internal credit risk model, it is vitally important for us to reliably assess the default probabilities of our customers. For this reason we have given particular priority to the ongoing development and fine-tuning of our internal credit analysis instruments (rating and scoring procedures).

These instruments differ in content and structure according to the amount and complexity of the lending exposure being investigated. In addition, we maintain a number of special credit rating instruments tailored to specific industry sectors or financing forms, such as property developers, project finance, and so on. As a result of this credit analysis, we assign individual customers to a credit rating corresponding to the customer's empirically measured default probability. With the aid of this default probability, we can correlate our internal ratings with the external classifications of rating agencies.

In the context of the Basel 2 project activities, we are currently carrying out an additional quality study of the scoring and rating procedures. The goal is to further enhance the already excellent ability of our credit analysis instruments to distinguish risk levels. We are also striving to achieve greater flexibility in the technological platform on which our scoring and rating procedures are currently implemented.

Internal credit risk model

We have employed an internal credit risk model since 1997 to quantify and assess the Bank's global loan book default and counterparty exposures. This self-developed model presents the advantage that its methodology and parameterization are precisely suited to our portfolio. Because it is our own, we can refine this model at any time to incorporate the latest advances.

Expected loss

For purposes of credit risk measurement, a distinction is drawn between the expected loss and the credit value-at-risk (or unexpected loss). The expected loss quantifies the average losses expected on the current portfolio over the next twelve months, which are then factored into the pricing of our products in the form of standard risk costs.

Credit value-at-risk

The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99% probability) within one year and is backed by risk capital as a safety cushion.

The tables show the expected losses and the credit value-at-risk, broken down by business segment, rating class and industry sector.

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY BUSINESS SEGMENT*

Business segment	Expected loss		Value-at-risk	
	in %	in %	in %	in %
	2002	2001	2002	2001
Germany	56.7	74.1	41.2	67.0
Corporates & Markets	42.0	23.0	57.5	29.5
Real Estate Workout	0.8	1.9	0.3	1.4
Other	0.5	1.0	1.0	2.1
Total	**100.0**	**100.0**	**100.0**	**100.0**

* New business segment structure effective as of 2003

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY RATING CLASS

Rating class	Expected loss		Value-at-risk	
	in %	in %	in %	in %
	2002	2001	2002	2001
Rating 1	0.3	0.5	0.8	2.0
Rating 2	0.9	1.4	2.0	3.5
Rating 3	3.3	2.9	8.1	6.0
Rating 4	24.6	28.3	37.9	37.4
Rating 5	12.9	11.4	13.6	14.8
Rating 6	15.7	18.0	12.8	16.4
Rating 7	17.8	13.2	14.3	8.6
Rating 8	24.5	24.3	10.5	11.3
Total	**100.0**	**100.0**	**100.0**	**100.0**

BREAKDOWN OF CREDIT RISK AND COUNTERPARTY RISK BY INDUSTRY SECTOR

Industry sector	Expected loss in % 2002	Expected loss in % 2001	Value-at-risk in % 2002	Value-at-risk in % 2001
Retail customers	22.9	27.1	6.2	9.5
Residential property companies, real estate investors, property funds	16.2	10.9	26.8	17.2
Property developers – commercial	9.4	11.0	11.4	14.9
Utilities	8.3	4.9	6.7	4.8
Other financial services providers	4.9	3.5	8.6	4.8
Trades	4.0	4.9	3.7	5.6
Communications	4.0	2.0	2.8	2.0
Services: business-related	3.9	3.4	3.9	3.3
Mechanical engineering	2.9	1.8	5.2	2.3
Aerospace	2.2	2.5	2.0	2.3
Health	2.1	2.8	1.9	2.8
Movable equipment leasing	2.1	0.5	2.3	0.7
Food	2.0	2.5	2.0	2.8
Vehicles	1.8	2.0	2.1	2.8
Consumer goods, textiles (durable)	1.6	1.5	1.3	1.7
Consumer goods, textiles (non-durable)	1.3	2.0	1.3	2.3
Mineral oil	1.3	0.8	1.4	1.3
Steel	1.1	1.3	1.5	1.9
Transport, logistics	1.1	1.6	1.2	1.7
Chemical	1.0	1.3	1.1	1.7
Personal services (leisure, hospitality)	1.0	1.3	0.8	1.0
Banks	0.8	1.1	1.2	1.9
Paper	0.6	0.8	0.8	0.8
Electrical	0.6	1.4	0.8	1.9
Public authorities, not-for-profit organizations	0.6	1.3	0.7	1.5
Publishers, media	0.6	3.0	0.5	3.5
Software	0.5	0.7	0.4	0.8
Personal services (general)	0.4	1.0	0.4	0.9
Real estate leasing companies	0.2	0.2	0.4	0.4
Insurance	0.2	0.2	0.2	0.2
Printing	0.2	0.2	0.1	0.2
Recycling, waste management	0.1	0.3	0.2	0.3
Hardware	0.1	0.2	0.1	0.2
Total	**100.0**	**100.0**	**100.0**	**100.0**

Year-on-year development of risk

The decline in the percentage share of the Germany business segment in the overall expected losses and value-at-risk is a consequence of a decline in the loan volume. The share of the Corporates & Markets business segment increased as a result of an even more conservative application of undrawn credit facilities in the calculation of risk as well as the deterioration of customers' credit ratings.

The rigorous continuation, in the year under review, of measures to streamline our exposures was again reflected in a significant reduction in the percentage share contributed by the Real Estate Workout division to the total risk.

A breakdown of our portfolio structure by credit rating shows the effects of the world-wide economic slowdown. Our sensitive credit rating processes reacted to the deteriorating business situation and increased default probability of some of our customers by assigning lower ratings (decreases in classes 4 and 6 accompanied by increases in classes 5 and 7).

The distribution of credit risk by industry sector shows an increase in the share of a small number of critical sectors such as residential property companies and utilities, accompanied, however, by a stable trend in the remaining industry sectors.

Country risk

HVB's definition of country risk encompasses all cross-border transactions in foreign currencies. This includes all positions from credit and treasury transactions, including internal transactions within the corporate group and the issuer risk associated with tradable fixed-income securities. It also takes into account sovereign risk (i.e. the risk of a sovereign state or state body defaulting).

At HVB, we measure country risk mainly through the use of short-term and medium-term country ratings. Using data histories extending back many years, these rating processes were developed to reflect the likelihood of a country default event (restriction on transfers of funds or similar events) and expected loss quotas in case of a country default.

The country ratings are made up of two components: empirically calculated statistical models permit the determination of default probabilities and loss quotas on the basis of macroeconomic factors. Moreover, the assessment of political considerations and other soft facts is a crucial factor for the final rating of states as assigned by the Bank's independent economic research group. Each rating class is assigned an empirical default probability.

Along with the default probability and the loss quota, the measurement of country risk takes into account the structure of transactions.

On the basis of this information, a portfolio model is used for a monthly calculation of the value-at-risk stemming from country risks. Particular importance is paid here to the inclusion of portfolio effects. Due to the small number of countries, country portfolios tend by nature to be rather undiversified. Consequently, an accurate reflection of the diversification effects among countries, regions and loan default risks is an integral part of our portfolio model.

In terms of methodology, our internal management of country risk is certainly comparable to the Basel 2 capital requirements in the currently available version. Consequently, even today we are achieving important management effects anticipated through the Basel 2 requirements through our implemented concept for evaluating country risk.

The limitation of risks (value-at-risk limits) on a regional basis is also carried out using the method described above for evaluating country risk. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and an exposure management based on transaction potential. In addition, units responsible for country risk management work with volume limits per country (broken down by product risk group). There is a close link between limits for risks and volumes.

Limit systems

As a key element of our risk control and management program, we employ limit systems in all relevant units to prevent the unintended and uncontrolled increase of our risk positions. For loan default risks, limit compliance is monitored by the local lending units; Risk Control monitors limit compliance for counterparty, issuer and country risk.

To monitor counterparty and issuer risk we employ worldwide limit systems with online access at all important locations engaging in treasury transactions. This enables each trader to check current limit utilization and lets the risk controller perform direct limit monitoring for each counterparty or issuer. Each new treasury transaction is immediately entered and applied to the corresponding limit.

For counterparty risks, the applicable amount is referred to as an exposure or credit equivalent. This method increases the current market value of a transaction by the amount of the so-called add-on, a premium for potential market movements over the life of the transaction calculated on the basis of a 99% confidence interval. For many transaction types, the exposure per counterparty calculated in this way takes into account both risk-reducing netting agreements and collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the market value of current transactions.

Portfolio management

The task of Group Credit Portfolio Management is to work with the credit portfolio management units in the business segments to enhance the risk-return profile of the Bank's portfolio as a key contribution toward achieving our return on equity target. Its central function enables it to optimize the composition of the various subportfolios with reference to the overall loan portfolio, exploit market opportunities that arise in submarkets and effectively counteract cluster risks identified at the level of the Bank as a whole.

Group Credit Portfolio Management employs the following methods:

- analysis of the risk/return structure of the Bank's portfolio as a whole, including forward-looking scenarios and stress-tests,
- setting and regularly adjusting prices to reflect risks and the market environment, and
- active portfolio management by initiating capital market activities.

Risk-oriented and market-oriented pricing

To optimize the loan portfolio and hence enhance the profitability of our lending business, the Bank applies a pricing methodology with a clear orientation toward the risk/opportunity ratio. In the credit margin it includes not only the customer's internal rating along with all relevant costs and risks, but also the necessary regulatory and economic capital. This differentiated pricing approach is applied in all areas and is an integral component in all credit decisions.

Outlook for 2003

In 2003 we will continue with our intensive project activities for the implementation of the new Basel accord. Priorities will be our ongoing efforts to develop an integrated Basel 2 data pool for regulatory reporting purposes and credit risk controlling, as well as the adjustment of our core calculations in line with the results of the consultation phase. In addition, it is vital to ensure that the Bank fully and punctually meets all the Minimum Requirements for the Lending Activities of Financial Institutions (MaK).

Our credit portfolio management aims to increase the fungibility of our loan portfolio through intensified active utilization of the capital markets. In the future our credit margin for lending transactions will be oriented even more closely toward comparable prices on the capital markets. In addition, it is our goal to further reduce risk concentrations in the case of individual customers and at the portfolio level through decisive management of cluster risks.

b) Liquidity risk

The rules and principles of our Groupwide liquidity management are set down in a Group Liquidity Policy passed by the Group Board. Integral components are the limitation of liquidity risks through limits and through management precautions and measures in case of liquidity squeezes.

The standards for short-term and long-term liquidity are produced by Group Asset Liability Management. Adherence to these standards is subject to regular monitoring. We have established efficient structures and processes to ensure that we have adequate liquidity at all times, even in liquidity stress situations. A committee of the Board of Managing Directors is regularly informed on the current liquidity and refinancing situation.

Short-term liquidity risk

Short-term liquidity risk is controlled using centrally defined limits. Day-to-day liquidity management is performed within these limits both by our Group Clearing Office in Munich and by local units in the corresponding foreign branches.

Liquidity limits

Liquidity reports that are updated daily comprise the basis of our limit system. They show the short-term maturity structure and the portfolios in highly liquid securities and securities eligible as collateral for central bank borrowings held by the various units. Extremely conservative standards are applied when evaluating liquidity and setting limits. For instance, no rollovers are assumed for unsecured money market liabilities, and conservative collateral discounts are applied to realizable securities held to compensate for unexpected liquidity squeezes. The liquidity limits are reviewed regularly and adapted both to the prevailing market conditions and in response to Bank-specific factors.

Realizable assets

We maintain extensive liquid asset reserves that are available at short notice for liquidity management purposes and can serve to compensate for liquidity shortages in order to avoid liquidity squeezes. We conduct regular checks of the adequacy of the available liquid assets. For short-term liquidity management alone and for payment and clearing activities, the responsible units have at their disposal an average of €10 billion in securities eligible as collateral for central bank borrowings. These securities can be converted to cash at any time.

Liquidity structure

Our balanced structure of maturing assets and liabilities as well as the appropriate volume of liquid securities on hand are also reflected in the corresponding key ratios for the Liquidity Principle II. As defined under the regulatory principles, the funds available to the Bank exceeded its payment obligations for the following month by an average of €17 billion.

Funding risk

Broad funding basis

Thanks to a strategy of broad diversification into various markets, customer groups, and products, we enjoy the advantages of a broad funding basis. Coupled with our product placement capabilities, this provides us with a secure source of funding for our lending operations with regard to maturity and terms even under difficult market conditions. Our funding needs for 2002 were fully covered well before the end of the year. With their high credit quality and liquidity, our Pfandbrief mortgage bonds remained, as in past years, the most important funding instrument.

Funding needs are determined through a coordinated process on the basis of expected business trends, and are updated regularly. The targets for ensuring an appropriate funding structure are implemented in our Group Funding Management and optimized in accordance with cost considerations. An up-do-date overview of the funding situation is achieved through a monthly analysis of trends in the maturity structure coupled with the ongoing evaluation of planned vs. actual volumes and terms of capital market funding.

The goal of our funding activities is to expand the stable sources of financing, including customer deposits in the retail segment. In addition, we have initiated measures in connection with our balance sheet structure in order to reduce our funding requirements. In this context we also continually gain access to new funding opportunities through innovative securitization transactions.

Although it has become increasingly difficult to refinance HVB through unsecured fixed-income instruments and commercial paper programs due to the downgrading of the Bank, we anticipated this situation within the framework of liquidity stress scenarios and covered our needs with long-term liquidity in good time. In addition, the Bank is making greater use of the repo-market for funding purposes.

Market liquidity risk

Market liquidity risk is managed by placing strict restrictions on those markets which can be included within the individual trading portfolios. We use our stress-tests to identify their risk potential under various scenarios.

c) Market risk

Market risk is defined as the potential loss arising from an adverse change in the prices of our positions in financial markets. This encompasses interest rate, foreign exchange, equity and spread risk.

Throughout the Group, we calculate the market risk both for the trading book and for the risks stemming from the banking book. Management of daily cash flows in the commercial and mortgage banking business is handled by Group Asset Liability Management.

Quantification

The value-at-risk for market risk quantifies, with a confidence level of 99%, the maximum loss that could be incurred as a result of market price changes during a certain holding period. We use a holding period of one day.

Our current system for measuring interest rate fluctuation risks in Munich and London is for the most part based on the technologically and methodologically superior Monte-Carlo simulation system (internal model). As a further risk approach, the risks associated with foreign exchange and equity products are calculated statistically on the basis of various conservative assumptions (such as considering currencies separately while disregarding correlation effects).

On an aggregate basis, we calculated the market risk of our trading positions for last year. These values are shown in the table below. The spread risks for securities are shown in the risks from interest rate positions.

MARKET RISK OF TRADING ACTIVITIES (VALUE-AT-RISK)

	Average 2002*	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001
			€ millions			
Interest rate positions	58	55	63	53	62	78
Foreign exchange positions	12	10	13	13	12	17
Equity/index positions	28	24	39	27	22	13
Total	**98**	**89**	**115**	**93**	**96**	**108**

* Arithmetic Mean

Due to the underlying conservative assumptions, the value-at-risk figures, which are not computed using the internal model, actually represent a very high estimate of our market risk. As we expand the internal model, the resulting inclusion of risk-reducing effects will lead to significantly lower risk values.

At year-end, the banking book contained market risks of €29 million (year-end 2001: €40 million; one-day holding period).

We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares the value-at-risk calculations with the market value changes derived from the positions.

We also continually conduct stress-tests to determine the potential losses in our market risk positions resulting from extraordinary events and worst-case scenarios. The scenarios we examine range from simple interest rate shocks to the default of entire markets or a total collapse of all correlations.

Limit monitoring

The risk positions in the banking and trading books are managed by means of a uniform, hierarchical limit system that limits the loss potential from market risks. The risk limits are approved annually by the Group Board and may not be exceeded.

Exceeding a limit in subportfolios immediately triggers an escalation process, and the reduction of the positions in question is monitored closely. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to monitor the risk situation and compliance with limits on an intraday basis.

Supplementing the value-at-risk, the stress risks are monitored via a "traffic light" concept. In case of "red", risk management and risk control discuss the consequences from the stress scenarios, and, if required, appropriate management measures are initiated.

Outlook for 2003

In 2003 our activities will focus on the continuing development of the internal model. The next step will be the inclusion of positions at the New York and Asian branches and the measurement of risks from equities, foreign exchange and credit spreads.

As we implement the requirements imposed by Basel 2 on the management and controlling of risks from interest rate fluctuations in the banking book, we will also integrate these positions into the processes and methods of the internal model.

d) Operational risk

Definition

We define operational risk as the possibility of losses due to flawed internal processes, human error, technological failures or external events. The definition we have selected corresponds to the description used by the BIS for the reform of capital adequacy guidelines (Basel 2). A supplementary categorization model affords – through the classification of risks and loss events – detailed insights into the individual risk profiles of our business segments and service divisions, on the basis of which we are able to further optimize our risk management procedures.

Focus in 2002

A key concern in the year under review was the preparation of the BIS consultation paper on the capital coverage requirements for operational risk expected to come into force beginning in 2007, with the simultaneous implementation in EU and national legislation. Parallel to these efforts, development work continued on the management and control of operational risk installed during the previous years. We also expanded the methodical pooling of loss data.

As to the regulatory determination of capital adequacy in the Bank, we will implement at least the Standardized Approach with all related requirements. At the same time we plan to establish a basis for a possible enhancement of our Loss Distribution Approach to meet the criteria of an Advanced Measurement Approach as recognized as one of the sophisticated approaches by Basel 2.

We are convinced that the ongoing measures and those planned for the years ahead will enable us to implement Basel 2 and the EU Directives in time, and that we will be in a position to realize additional internal benefits at an even earlier stage.

Measurement techniques

To quantify the operational value at risk, we employ the Loss Distribution Approach. The insurance industry has been using this method for some time to evaluate portions of the risks under consideration

here. Basel 2 explicitly designates it as a quantitive element of the Advanced Measurement Approach. Our quantification model uses internal and external data to determine the loss distributions. A Monte-Carlo simulation is used to calculate the value-at-risk figures. Our model takes into account risk-reducing measures such as the insurance program and the improved monitoring quality.

Due to the measurement methods based on loss data, the operational value at risk is a historical value. However, because value at risk is influenced by current monitoring and processes, its quality is measured annually within the framework of a control self-assessment (CSA), and it is incorporated into the quantitative calculation of the operational value at risk as a present quality score.

The CSA is also used to analyze weak points and helps identify specific areas where measures are required. In this way, its use promotes continual improvement in the monitoring and process quality and consequently reduces risks and losses.

The value-at-risk figures for operational risk are an integral part of the risk capital allocated to each business segment.

OPERATIONAL RISK ORGANIZATIONAL MODEL



Board of Managing Directors
Operational Risk Committee
Organizational unit
Business segments
Service units
Group Corporate Center
–Legal
–Compliance
–Personal
Risk control
Group audit
Function
Responsibility for risk management
Operational Risk Manager
Bankwide standards and guidelines
Risk control
Audit

Risk management

Responsibility for managing operational risk, which means measures to reduce, avoid, or hedge risk, lies with the respective risk managers in the business segments and service divisions. The following items were highlighted in the year under review:

Business segments and service divisions

In the Germany business segment we took steps to optimize structures and processes in order to meet stricter regulatory standards (Securities Trading Act, Money Laundering Act). In addition, we established system-based consultation guides to ensure uniform consultation and processing in all areas and to extend the coverage of the quality management system (DIN ESO 9000) to a greater number of back office units.

We further enhanced the transfer security of transaction data for international payments by introducing a new SWIFT infrastructure.

To meet stricter legal standards and reporting obligations resulting from the events of September 11, 2001, we initiated a project intended to systematically and automatically identify financing flows or accounts with possible terrorist links.

Handling crises

We further improved our ability to handle crises by establishing crisis units, contingency plans, risk inventories, and independent organizational units for handling operational risks. Their effectiveness was demonstrated under crisis conditions, such as the severe flooding in August 2002.

The cross-segment project "Maintaining HVB Group Operations during disasters" was completed and integrated into the Bank's crisis management system. The crisis management system was documented in the Bank's crisis unit manual, and crisis unit rooms with disaster-proof communications and documentation are in place.

In payment transactions, we expanded the business continuity planning process and the contingency planning process.

IT risks

Along with numerous measures to avoid, reduce and hedge risk, we set up a separate support unit to improve risk management. We began work to establish a project risk management system. As an initial step, we introduced a procedure for evaluating risk associated with projects.

In the area of IT security, we focused particularly on investments and measures for the continuing development of the firewall environments, network security and virus protection.

Legal risks

New laws or ordinances, amendments to existing ones, changes in their interpretations by the courts or new court rulings may result in the risk of losses to the Bank. Our Group Legal Division is responsible for managing these legal risks. In fulfilling its Group Corporate Center function, it defines uniform, Groupwide standards for the management of legal risk and monitors compliance with them.

Significant developments in this area in 2002 included a number of new regulations affecting the banking industry such as the Contract Modernization Act, the Transparency and Disclosure Act, the fourth Financial Market Promotion Act and changes in the German Civil Code pertaining to doorstep transactions and real estate loans. We implemented all new statutory regulations within the specified deadlines and adapted, where necessary, the contracts we use accordingly. The same applies to the implementation of court decisions. For contracts subject to foreign law, we use standard contracts and, whenever necessary, we obtain expert legal opinions.

The Bank wishes to avoid litigation and seeks to resolve conflicts by mutual agreement. Insofar as court proceedings were nonetheless unavoidable last year, the courts ruled in favor of the Bank, as in the past, in the vast majority of all the cases.

In the area of real estate finance, the German Supreme Court as from its April 9, 2002 ruling, abandoned its previous position on the cancellation of property loans entered into under circumstances defined in the European Doorstep Selling Directive. Citing the interpretation of the directive by the European Court of Justice, the court declared such cancellations for admissible. However, it also stressed in that decision, and on several occasions since then, that the cancellation of a property loan has no effect on the validity of the associated real estate purchase agreement. Consequently, cancelled loans will actually have very little economic impact on the Bank. The German Supreme Court concurs in this view. In a ruling of December 12, 2002, the court expressly stated that the cancellation of a loan agreement "is of little or no economic benefit" to the borrower.

In a ruling of November 26, 2002, the German Supreme Court nullified two resolutions of the Bank's general meeting of May 1999 (appointment of BDO as special auditor; appointment of KPMG as auditor of the 1999 financial statements). The ruling has mainly formal significance, improving the rights of small shareholders. Consequently, it does not have any material effect on the Bank itself. The special audit report was published in 1999, and thereby the proceedings have been closed. The annual financial statements for 1999 remain unchanged. This means in particular that the statements are not null and void, since any claim to that effect must be filed within six months of their being published.

Outlook for 2003

Priorities associated with operational risk in 2003 are the continuing activities in connection with the Basel 2 process and the implementation and Groupwide launch of projects associated with that process.

In addition, we intend to take further steps to develop our crisis management and to further improve the security of our buildings through uniform and effective security standards.

e) Business risk

Business risk is defined as adverse, unexpected changes in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious revenue losses, thereby diminishing the market value of a company. Business risk results from serious deterioration in the market environment (e.g. the collapse of securities commissions due to the weak stockmarkets) or unexpected changes in customer behavior or the competitive situation.

The measurement of our business risk is based on income and cost volatilities, with due consideration paid to correlation effects. As part of its cost and income responsibility, each business unit is responsible for the operational management of business risk.

In view of the difficult market climate, the Bank has initiated numerous measures to make better use of earning opportunities and to make every effort to optimize cost structures.

f) Risks arising from the Bank's own real estate portfolio

At the end of 2001, the real estate holdings we owned at that time were transferred to our HVB Gesellschaft für Gebäude mbH & Co KG subsidiary. As a result, the Bank no longer carries real estate risk.

g) Risks arising from the Bank's shareholdings/financial investments

The methods applied to measuring the risks arising from our listed and unlisted shareholdings and financial investments are similar to those applied to equity trading positions. Given the long-term investment character of these holdings, however, we apply average annual prices to determine volatilities. In the case of investments in unlisted companies, we measure the volatility with reference to suitable sector indexes.

This overall risk position is strongly affected by our major financial holdings such as Allianz and Munich Re.

Planned/completed sales of shareholdings

The Group Board is responsible for managing our entire portfolio of shareholdings/financial investments. Sales of shareholdings carried out in 2002 were motivated by the decision to focus on our core business and the wish to reduce complexity and release the capital tied up in financial investments.

In our strategic portfolio, we sold our shareholdings in Banco Popular Hipotecario, Spain. In addition, we reached agreement on the sale of our minority stake in Banco BBA Creditanstalt, Brazil. In our financial investments portfolio, we sold almost all of our shares in E.ON AG and Deutsche Börse AG as well as a number of smaller industrial shareholdings.

The streamlining of our portfolio of shareholdings will remain a priority in our transformation program in 2003. The goal is to divest ourselves as far as possible of shareholdings without strategic or operational added value.

h) Strategic risk

Strategic risk results from management being slow to recognize important trends affecting the structure of the banking sector as a whole or specific areas of the sector or drawing false conclusions about these trends, with the result that fundamental management decisions may not be in the Bank's best

interest and may be difficult or impossible to reverse. It is not possible to collate and control strategic risk using quantitative methods. These types of risks are best handled by way of continuous monitoring of domestic and international markets, critical examination of the Bank's own strengths and weaknesses and by means of flexible, innovative action and reaction to market challenges.

Risk from overall economic trends

The Bank continues to operate within a tense economic climate. That means that the equity markets are not very likely to achieve a comprehensive recovery. In view of geo-political tension and its effects on the economies of the United States and Europe, company valuations may possibly suffer further reversals.

Another trend exerting a negative influence is the number of corporate bankruptcies being registered. There are indications that Germany may be heading toward a new record for business bankruptcies (projection for 2002: 38,000; forecast for 2003: 45,000). However, there is likely to be a shift in insolvency cases toward small and medium-sized enterprises, in contrast to the many bankruptcies of large corporations in 2002.

Structural change in the banking sector

The German banking sector continues to display a high degree of fragmentation and significant overcapacity. The generally unfavorable economic conditions have intensified the difficulties of German institutions to earn adequate returns. The dramatic rise in corporate bankruptcies has led to a sharp increase in risk provision rates. In terms of profitability and efficiency, the German institutions fell further behind their counterparts elsewhere in Europe in the year under review. Some banks reported losses for the fiscal year just ended. The need for consolidation and market restructuring is, given the fragmentation of the German banking sector (see chart showing market shares), becoming increasingly obvious. Nevertheless, we do not expect to see significant progress in the near future. The elimination of state guarantees for the public banking sector in 2005/2006 represents a first long-term step toward harmonization with the European marketplace.

Due to the uncertain earnings prospects, German banks will push ahead with the cost optimization efforts that many banks have already initiated. Also needed is a concentration on core skills to develop clear performance profiles in the competitive environment. In view of the persistent unfavorable economic conditions, we anticipate another difficult year for banks in 2003.

BANKRUPTCY TREND IN GERMANY


Number of bankruptcies, in thousands
45
35
25
15
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002*
2003*
*Projection/forecast

Source: Federal Statistical Office; forecast 2003: HVB Group Economic Research

Transforming HVB Group

As a bank in the heart of Europe, HVB Group is focusing in its transformation program on the banking business with retail and business customers as well as corporate customers in Europe. In doing so we are utilizing all opportunities to boost efficiency and generate organic growth. We will redimension the Group and put into place a management structure geared to our business mission. At the same time, we will integrate all Group companies more closely in order to tap additional synergies.

In addition, we will take into account the structural changes within the banking sector through our plans to spin off our commercial real estate finance activities. The requirements for business models in the commercial banking sector, on the one hand, and in commercial real estate finance, on the other, have diverged so strongly that a separation is the most sensible move for the further development of the two segments.

The strategic risk inherent in our transformation program lies in failing to match the level of operating performance we are striving for with our new positioning.

Staff cuts

A tangible improvement in results calls for an increase in revenues together with a sharp reduction in costs. Consequently, the Bank decided in 2001 to eliminate a total of 9,100 positions within the Group between 2001 and 2004, thereby reducing its staffing levels accordingly.

Just under 800 positions were eliminated by the Bank to reduce costs in 2002 as part of this plan. Thus some 1,700 positions have been cut since 2001, meaning that around 1,800 positions remain for 2003 and 2004.

The persistently difficult earnings situation makes a further tangible reduction in administrative expenses essential. These savings will be realized to a large extent by adjusting the "price component," meaning the cost per employee, by reducing the bonus budget, and by eliminating or suspending standard industry special payments and almost all fringe benefits.

Despite these measures, it has proved necessary to reduce staffing levels beyond the totals originally planned. The cutbacks planned for 2003 and 2004 will be implemented ahead of schedule in 2003. A further 1,000 or so positions are to be eliminated during the course of the year.

The elimination programs are planned in such a way that the targeted savings are realized without having a negative impact on earnings or the performance of critical functions, where it was not decided to discontinue business activities in individual instances. The measures aim to boost efficiency in retail operations (staff and production units), cut back the Bank's commercial real estate finance business after spinning off the real estate business and the activities outside Europe, and streamline central functions and management structures. The sales function will be largely unaffected by this, with the result that the proportion of employees working in the sales function will rise.

While the savings programs envisaged for 2003 are certainly challenging due to the essential reduction in the workforce, they can be achieved. Agreement was reached with the employee representatives at the beginning of the year with regard to need and scope. To achieve the cutbacks, we aim first to make use of normal fluctuation in Germany, wherever possible deploying employees whose position has been eliminated in other posts. Where that proves impossible, we have a broad range of widely accepted options at our disposal, including early retirement and part-time working pre-retirement; a reduction in working hours; short-term sabbaticals; employment with HVB TransFair or HVB Profil, whose people are assigned to Group companies or third parties; and severance agreements. Restructuring provisions totaling €125 million were set up in the 2002 financial statements for these measures.

MARKET SHARES IN THE GERMAN BANKING SECTOR

in %, based on total assets


Public-sector banks 44.0
Cooperative banks 11.7
Private banks 44.3

Source: Deutsche Bundesbank as of October 2002

4. SUMMARY

In the year under review, we combined risk control and cross-segment risk management under the jurisdiction of the Chief Risk Officer. Group Credit Risk Management is responsible for credit risk management of HVB Group, and Group Market Risk is responsible for ensuring short-term and long-term liquidity, funding management and asset/liability management. Risk Control is responsible for measuring and monitoring our risks, including reporting to the Group Board.

Risk management based on risk-return considerations

HVB Group has a comprehensive, Groupwide risk control and risk management system. It is fully integrated into the Bank's internal risk-return oriented management concept.

Our risks are classified by clearly defined risk types and measured with comparable methods on the basis of a 99% confidence level. By aggregating all these risks and risk areas, we can represent the Bank's total risk, which is regularly compared against the capital available to the Bank to support this risk. Furthermore, the rigorously consistent system of measuring risk forms the basis for Groupwide risk capital allocation to cover unexpected losses.

Thanks to their high quality, the methods and systems we employ to measure and manage our risks fulfill all relevant legal and regulatory requirements currently in force.

The Bank is also focusing closely on future legal and regulatory standards. Key areas include the ongoing consultations on the new Basel 2 accord, which is expected to come into force in 2007, and the Minimum Requirements for the Lending Activities of Financial Institutions (MaK). The MaK is a set of German regulations that lays down minimum quality standards particularly regarding organization and processes in the lending business. Banks have until mid-2004 (or the end of 2005 in the case of IT upgrades) to implement these standards.

The focal point of Basel 2 is a stronger differentiation of risk in the rules for regulatory capital coverage, with the aim of achieving a closer approximation to the purely economic, i.e. risk-adjusted, capital coverage. To ensure efficient management and punctual implementation of all Basel 2 activities, we launched a comprehensive internal project back in 2001. We plan to implement the most sophisticated approach for credit risks. This is the so-called IRB Advanced Approach. Our calculations to date have shown that, with this process, we could benefit in the form of lower capital requirements. With regard to capital coverage for operational risk we will at least implement the Standardized Approach. We will make a decision on the use of the most sophisticated approach, the Advanced Measurement Approach, only when the final Basel standards are available as a basis for a well-founded cost-benefit analysis.

Active portfolio management

The overall risk situation of the Bank in management 2002 was characterized by a very difficult climate in the economy as a whole. We also expect 2003 to be far from easy. Consequently, the active management of our portfolio will continue to play a pivotal role.

In our lending business, we will intensify our utilization of capital markets for securitization and syndication measures, continue to reduce risk concentrations through decisive management of cluster risks and, for new business, consistently apply our sophisticated internal instruments for risk-appropriate pricing.

We will continue to streamline our shareholding portfolio. Our goal here is to divest ourselves as far as possible of shareholdings without strategic or operational value in order to release the capital tied up in these holdings.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

EXPENSES

				2002	2001
		€ millions	€ millions	€ millions	€ millions
1	**Interest payable**			12,390	14,954
2	**Fees and commissions payable**			285	257
3	**Net loss on financial operations**			—	—
4	**General administrative expenses**				
	a) personnel expense				
	aa) wages and salaries	1,307			1,369
	ab) social security costs and expenses for pensions and other employee benefits	373			413
			1,680		1,782
	including: for pensions €184 million				(220)
	b) other administrative expenses		1,571		1,571
				3,251	3,353
5	**Depreciation and amortization on property, plant and equipment, and intangible assets**			373	185
6	**Other operating expenses**			172	136
7	**Write-downs on loans and securities, and additions to loan-loss provisions**			3,287	2,122
8	**Write-downs on participating interests, shares in affiliated companies, and investment securities**			—	69
9	**Expenses from absorbed losses**			207	91
10	**Taxes on income**			77	311
11	**Other taxes, unless shown under 'Other operating expenses'**			4	19
12	**Net income**			—	557
	Total expenses			**20,046**	**22,054**
1	**Net income**			—	557
2	**Transfers to retained earnings**				
	a) to legal reserve		—		—
	b) to reserve for treasury stock		—		—
	c) to other retained earnings		—		100
				—	100
3	**Profit available for distribution**			—	**457**

INCOME

		€ millions	2002 € millions	2001 € millions
1	***Interest income from***			
	a) loans and money market operations	12,613		14,925
	b) fixed-income securities and government-inscribed debt	2,184		2,514
			14,797	17,439
2	**Current income from**			
	a) equity securities and other variable-yield securities	199		159
	b) participating interests	59		61
	c) shares in affiliated companies	1,594		718
			1,852	938
3	**Income earned under profit-pooling and profit-and-loss transfer agreements**		42	40
4	**Fees and commissions receivable**		1,230	1,285
5	**Net profit on financial operations**		450	328
6	**Write-ups on bad and doubtful debts and on certain securities as well as write-backs of provisions for credit risks**		1,016	1,245
7	**Write-ups on participating interests, shares in affiliated companies, and investment securities**		328	—
8	**Other operating income**		331	683
9	**Income from the release of special reserve item**		—	96
Total income			20,046	22,054

BALANCE SHEET
AT DECEMBER 31, 2002

ASSETS

	€ millions	Dec. 31, 2002 € millions	Dec. 31, 2001 € millions
1 Cash reserve			
a) *cash on hand*	422		440
b) balances with central banks	1,576		2,188
including: with Deutsche Bundesbank €840 million			(1,535)
		1,998	2,628
2 Treasury bills and other bills eligible for refinancing with central banks			
a) Treasury bills and zero-interest treasury notes and similar securities issued by public authorities	97		100
including: eligible for refinancing with Deutsche Bundesbank €97 million			(88)
b) bills of exchange	146		241
including: eligible for refinancing with Deutsche Bundesbank €146 million			(241)
		243	341
3 Placements with, and loans and advances to, other banks			
a) repayable on demand	19,621		14,108
b) other loans and advances	29,658		48,157
		49,279	62,265
including: mortgage loans €9 million			(12)
municipal loans €704 million			(1,033)
4 Loans and advances to customers		202,527	214,536
including: mortgage loans €110,214 million			(111,387)
municipal loans €19,831 million			(21,084)
other loans secured by real-estate liens €6,709 million			(7,168)
Amount carried forward:		254,047	279,770

LIABILITIES

	€ millions	€ millions	Dec. 31, 2002 € millions	Dec. 31, 2001 € millions
1 Amounts owed to other banks				
a) repayable on demand		16,144		15,653
b) with agreed maturity dates or periods of notice		83,533		75,153
			99,677	90,806
including: registered mortgage bonds in issue €2,967 million				(3,375)
registered public-sector bonds in issue €658 million				(775)
bonds given to lender as collateral for funds borrowed: registered mortgage bonds €19 million				(21)
and registered municipal bonds €47 million				(40)
2 Amounts owed to other depositors				
a) savings deposits				
aa) with agreed period of notice of three months	8,135			8,068
ab) with agreed period of notice of more than three months	235			274
		8,370		8,342
b) registered mortgage bonds in issue		16,579		17,612
c) registered municipal bonds in issue		5,524		5,722
d) other debts				
da) repayable on demand	26,271			29,015
db) with agreed maturity dates or periods of notice	42,627			50,326
including: bonds given to lender as collateral for funds borrowed: registered mortgage bonds €601 million				(674)
and registered municipal bonds €397 million				(434)
		68,898		79,341
			99,371	111,017
Amount carried forward:			199,048	201,823

ASSETS

		€ millions	€ millions	Dec. 31, 2002 € millions	Dec. 31, 2001 € millions
Amount brought forward:				254,047	279,770
5	**Debt securities and other fixed-income securities**				
	a) *money market paper*				
	aa) issued by public authorities	6			10
	including: those eligible for collateral for Deutsche Bundesbank advances €— million				(—)
	ab) issued by other borrowers	2,779			3,714
	including: those eligible for collateral for Deutsche Bundesbank advances €419 million				(661)
			2,785		3,724
	b) bonds and notes				
	ba) issued by public authorities	16,451			18,522
	including: those eligible for collateral for Deutsche Bundesbank advances €11,162 million				(11,325)
	bb) issued by other borrowers	31,171			38,293
	including: those eligible for collateral for Deutsche Bundesbank advances €14,211 million				(18,141)
			47,622		56,815
	c) own debt securities		5,826		5,363
	nominal value €5,789 million				(5,220)
				56,233	65,902
6	**Equity securities and other variable-yield securities**			10,581	8,799
7	**Participating interests**			1,706	1,925
	including: in banks €458 million				(582)
	in financial service institutions €— million				(—)
8	**Shares in affiliated companies**			12,751	14,487
	including: in banks €10,372 million				(11,206)
	in financial service institutions €123 million				(177)
9	**Trust assets**			29	30
	including: loans granted on a trust basis €12 million				(13)
Amount carried forward:				335,347	370,913

LIABILITIES

	€ millions	€ millions	Dec. 31, 2002 € millions	Dec. 31, 2001 € millions
Amount brought forward:			199,048	201,823
3 Liabilities evidenced by paper				
a) debt securities in issue				
aa) mortgage bonds	40,284			37,056
ab) municipal bonds	11,849			13,516
ac) other bonds	52,343			86,502
		104,476		137,074
b) other liabilities evidenced by paper		33		127
including: money market paper €— million				(—)
acceptances and promissory notes €33 million				(127)
			104,509	137,201
4 Trust liabilities			29	30
including: loans taken out on a trust basis €12 million				(13)
5 Other liabilities			6,369	5,212
6 Deferred income				
a) from issuing and lending operations		684		822
b) other		365		371
			1,049	1,193
7 Provisions				
a) provisions for pension fund and similar obligations		1,223		1,190
b) tax provisions		282		650
c) other provisions		1,631		1,350
			3,136	3,190
8 Special reserve item			—	—
9 Subordinated liabilities			10,467	10,532
10 Participating certificates outstanding			511	512
including: those due in less than two years €— million				(1)
Amount carried forward:			325,118	359,693

ASSETS

		€ millions	Dec. 31, 2002 € millions	Dec. 31, 2001 € millions
Amount brought forward:			335,347	370,913
10	**Intangible assets**		—	246
11	**Property, plant and equipment**		334	354
12	**Treasury stock**		—	—
	nominal value €— million		—	(—)
13	**Other assets**		6,812	6,008
14	**Deferred tax assets**		—	—
15	**Prepaid expenses**			
	a) from issuing and lending operations	425		419
	b) other	150		160
			575	579
Total assets			**343,068**	**378,100**

LIABILITIES

	€ millions	€ millions	Dec. 31, 2002 € millions	Dec. 31, 2001 € millions
Amount brought forward:			325,118	359,693
11 Special fund for general banking risks			200	200
12 Shareholders' equity				
a) subscribed capital		1,609		1,609
divided into: 521,735,101 shares of common bearer stock 14,553,600 shares of registered non-voting stock				
b) additional paid-in capital		13,273		13,273
c) retained earnings				
ca) legal reserve	56			56
cb) reserve for treasury stock	—			—
cc) other retained earnings	2,812			2,812
		2,868		2,868
d) profit available for distribution		—		457
			17,750	18,207
Total liabilities and shareholders' equity			**343,068**	**378,100**
1 Contingent liabilities				
a) contingent liabilities on rediscounted bills of exchange credited to borrowers		—		—
b) liabilities under guarantees and indemnity agreements		31,381		28,744
c) contingent liabilities on assets pledged as collateral for third-party debts		—		—
			31,381	28,744
2 Other commitments				
a) commitments from the sale of assets subject to repurchase agreements		—		—
b) placing and underwriting commitments		—		—
c) irrevocable lending commitments		42,670		47,173
			42,670	47,173

LEGAL BASIS

The annual financial statements of Bayerische Hypo-und Vereinsbank Aktiengesellschaft (the "Bank" or "HVB") for the 2002 fiscal year are prepared in accordance with the accounting regulations in the German Commercial Code (HGB), the German Stock Corporation Act (AktG), the German Mortgage Banking Act (HypBankG), and the Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions (RechKredV).

The Bank is active in all of the sectors served by commercial and mortgage banks. Therefore, under Section 24 of the Mortgage Banking Act, the Bank is required by the Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions to supplement the general accounting format with the items required for mortgage banks.

The Bank published the statement of compliance with the German Corporate Governance Code required by Section 161 of the Stock Corporation Act on its website at *www.hvbgroup.com/english/investorrelations/governance/statement.html* on December 3, 2002. It is also shown in the section entitled "Corporate Governance" in the Annual Review section of the HVB Group Annual Report.

ACCOUNTING, VALUATION AND DISCLOSURE

Changes in accounting and valuation methods as well as disclosure modifications are indicated for the respective item.

Treasury bills and other bills (asset item 2) are shown at their cash value, less any discounted amounts.

Loans and advances (asset items 3 and 4) are valued strictly at the lower of cost or market as stipulated in Section 253 (3) 1, German Commercial Code. The Bank creates specific loan-loss provisions and accruals to the amount of the anticipated loss for all identifiable exposure to lending risk. Specific loan-loss provisions and accruals are reversed as soon as the lending risk has ceased, or used if the receivable is classified uncollectible and written off.

The Bank makes general loan-loss provisions or sets up reserves for loans in countries with acute transfer risk or guarantees with comparable risk. Country-specific risk provisions are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with acute transfer risk and the corresponding write-down rate are updated regularly to take account of the current risk situation.

Latent lending risks are covered by global provisions. When assessing domestic latent lending risks, the Bank applies the principles of the German tax regulations allowing financial institutions to deduct global provisions.

Like other loans and advances, mortgage loans are shown at their nominal values. Differences between the nominal amount and the actual amount paid out are included under either prepaid expenses or deferred income, and amortized over the period to which they apply.

Securities are shown under the items debt securities and other fixed-income securities (asset item 5) and equity securities and other variable-yield securities (asset item 6). Depending on specific criteria like holding period and purpose, all securities are classified as held for trading purposes, as investment securities, or as held for liquidity purposes (securities treated neither as held for trading purposes nor as investment securities). The Bank's total holdings consist of 42.2% held for trading purposes, 44.6% held for liquidity purposes, and 13.2% investment securities. Investment securities are valued in accordance with the regulations set forth in Section 253 (2) 3, German Commercial Code, which only allow for write-downs to be taken in the event of probable permanent impairment. Securities held for trading or liquidity purposes are valued, by type of security, strictly at the lower of the moving average value or the market price at the balance sheet date, as provided for in Section 253 (3) 1, German Commercial Code. Securities held for trading or liquidity purposes are generally held as part of portfolios; in such cases, they are treated in accordance with the valuation-unit principles (cf. the following notes).

Transactions involving derivatives are not reported in the balance sheet because they represent pending transactions. They are classified as hedging or trading holdings, according to their purpose, although trading holdings can also perform a hedging function. Such instruments are valued individually irrespective of whether they perform a hedging or a trading function.

The true and fair view principle notably requires commercially proper treatment for derivative financial instruments, preventing misleading distortions of earnings. Consequently, the Bank has established documented, predefined valuation units which are subject to strict preconditions; these are made up of underlying on-balance-sheet transactions (such as fixed-income securities) and associated hedging instruments (such as interest rate swaps) for the same type of risk. Within the individual valuation units, the results of valuing the individual financial instruments are netted. Any residual profit is disregarded when net income is computed; a loss is covered by appropriate provisions for anticipated losses on pending transactions. This procedure is applied both for the trading portfolios and normally for the bank book portfolios.

Exhaustive information about the Bank's forward contracts, complete with detailed breakdowns of the nominal amounts and counterparty structure, is included in the Risk Report.

Participating interests and shares in affiliated companies (asset items 7 and 8) are shown at acquisition cost or – if there is a permanent reduction in value – at the lower value prevailing at the balance sheet date.

Where the Bank holds a controlling interest, profits and losses of partnerships, and dividends paid by limited or incorporated companies, are recognized in the year in which they arise.

When disclosing income from write-ups on participating interests, shares in affiliated companies and investment securities (income item 7) and write-downs on these investments (expense item 8), the Bank has exercised the option allowed under Section 340c (2) 2, German Commercial Code. The Bank nets out the respective expense and income items which also contain the results from the disposal of financial assets.

Pursuant to Section 255 (4) 2 of the German Commercial Code, the goodwill carried under intangible assets (asset item 10) for the first time in 2001 was amortized in full during the year under review.

Property, plant and equipment (asset item 11) is valued at acquisition or production cost, less – insofar as the assets are depreciable – scheduled depreciation using the straight-line method based on their expected useful life. In such cases, the useful lives are closely related to the depreciation rules specified in Section 7 of the German Income Tax Act in conjunction with the official depreciation tables for equipment. Minor fixed assets are fully expensed in the year of acquisition and shown as additions and disposals in the analysis of non-current assets. Pro rata depreciation is taken to the statement of income for additions to furniture and office eqiupment in the year of acquisition.

Liabilities (liability items 1 to 3 and 9) are shown on the basis of the actual amount payable. Any difference between this sum and the issue amount is carried under deferred income and amortized as appropriate. However, discounted liabilities are shown at cash value.

Provisions for taxes, liabilities of uncertain amount and anticipated losses on pending transactions (liability item 7) have been assessed in accordance with the prudence and due diligence concept; they cover the anticipated payment obligation and are stated at nominal values, provided the regulations governing the balance sheet do not require discounting. Pension provisions are set up at the highest amount permitted under the relevant tax legislation, in accordance with actuarial principles, by applying an assumed interest rate of 6% on the future pension commitment; as provided for in Section 6a, German Income Tax Act, in conjunction with Regulation 41, German Income Tax Regulations, such provisions are based on present values.

The timing differences between taxable income and accounting income are determined in a statistical working paper. Deferred tax assets and liabilities are netted. As last year, the remaining asset balance was, compliant with Section 274 (2), German Commercial Code, not disclosed.

Net income for the year is not affected by additional tax-related depreciation allowances or omitted write-ups.

FOREIGN CURRENCIES

Amounts in foreign currency are translated in accordance with the principles set forth in Section 340h, German Commercial Code. In addition, the Bank observes the suggestions for currency translation by banks given in Comment 3/1995 of the German Institute of Accountants' Expert Committee on Banks. As a result, assets and liabilities denominated in foreign currency and spot transactions outstanding at the balance sheet date are always converted into euros using market rates applicable at the balance sheet date. On the other hand, investment securities with no special cover are translated at the exchange rate applicable at the time of acquisition. Outstanding forward transactions are translated at the forward rate effective at the balance sheet date.

Earnings arising from the translation of items affecting the balance sheet and from the valuation of forward contracts at year-end are included in the statement of income. Due to the high rate of turnover, unrealized earnings from outstanding positions in money transfer operations are recognized in the period they arise. This does not give rise to any significant deferments of earnings. Where it holds strategic currency positions, the Bank sets up provisions for anticipated losses on pending transactions. On the other hand, anticipated gains are disregarded.

BREAKDOWN BY MATURITY OF SELECTED ASSET ITEMS

	2002	2001
	€ millions	
A 3b) Other loans and advances to banks with residual maturity of		
less than 3 months	20,907	36,690
at least 3 months but less than 1 year	2,807	5,101
at least 1 year but less than 5 years	4,296	4,882
5 years or more	1,648	1,484
A 4) Loans and advances to customers with residual maturity of		
less than 3 months	13,730	22,707
at least 3 months but less than 1 year	12,812	12,607
at least 1 year but less than 5 years	43,757	43,952
5 years or more	115,757	119,579
No fixed maturity	16,472	15,691
A 5) Debt securities and other fixed-income securities		
Amounts due in following year	15,886	14,341

BREAKDOWN BY MATURITY OF SELECTED LIABILITY ITEMS

	2002	2001
	€ millions	
L 1 b) Amounts owed to other banks with agreed maturity dates or periods of notice with residual maturity of		
less than 3 months	51,372	47,105
at least 3 months but less than 1 year	18,896	11,902
at least 1 year but less than 5 years	6,941	9,638
5 years or more	6,234	6,508
Amounts owed to other depositors		
L 2 ab) Savings deposits with agreed periods of notice of at least 3 months with residual maturity of		
less than 3 months	5	8
at least 3 months but less than 1 year	67	87
at least 1 year but less than 5 years	163	179
5 years or more	—	—
L 2 b) Registered mortgage bonds in issue		
L 2 c) Registered public-sector bonds in issue		
L 2 db) Other debts with agreed maturity dates or periods of notice with residual maturity of		
less than 3 months	23,254	32,384
at least 3 months but less than 1 year	5,590	3,696
at least 1 year but less than 5 years	18,997	20,169
5 years or more	16,889	17,411
Liabilities evidenced by paper		
L 3 a) Debt securities in issue		
Amounts due in following year	36,603	60,306
L 3 b) Other liabilities evidenced by paper with residual maturity of		
less than 3 months	33	127
at least 3 months but less than 1 year	—	—
at least 1 year but less than 5 years	—	—
5 years or more	—	—

AMOUNTS RECEIVABLE FROM AND PAYABLE TO AFFILIATES AND COMPANIES IN WHICH PARTICIPATING INTERESTS ARE HELD

	Affiliates 2002	Affiliates 2001	Participating interests 2002	Participating interests 2001
	€ millions			
Placements with, and loans and advances to, other banks	22,858	32,954	112	670
Loans and advances to customers	5,480	6,029	1,621	1,076
Debt securities and other fixed-income securities	2,590	3,946	145	174
Amounts owed to other banks	17,546	13,044	472	438
Amounts owed to other depositors	7,562	6,769	795	1,045
Liabilities evidenced by paper	5,276	6,190	1,866	62
Subordinated liabilities	1,637	1,753	—	—

TRUST BUSINESS

Trust business assets and liabilities break down as follows:

	2002	2001
	€ millions	
Placements with, and loans and advances to, other banks	—	—
Loans and advances to customers	12	13
Equity securities and other variable-yield securities	—	—
Participating interests	17	17
Other assets	—	—
Trust assets	**29**	**30**
Amounts owed to other banks	12	13
Amounts owed to other depositors	17	17
Other liabilities	—	—
Trust liabilities	**29**	**30**

FOREIGN-CURRENCY ASSETS AND LIABILITIES

Around 61.6% of the Bank's foreign-currency holdings consist of U.S. dollars, 10.1% of yen, and 17.2% of pounds sterling.

	2002	2001
	€ millions	
Assets	69,577	100,977
Debt	75,398	120,516

The amounts shown represent the euro equivalents of all currencies. The differences in amount between assets and liabilities are generally offset by off-balance-sheet transactions.

SUBORDINATED ASSET ITEMS

The following balance sheet items contain subordinated assets:

	2002	2001
	€ millions	
Placements with, and loans and advances to, other banks	722	455
Loans and advances to customers	173	231
Debt securities and other fixed-income securities	963	842
Equity securities and other variable-yield securities	17	2
thereof: own participating certificates in market-smoothing portfolio	6	—

MARKETABLE DEBT AND EQUITY SECURITIES

The listed and unlisted marketable securities included in the respective balance sheet items break down as follows:

	Total marketable securities 2002	Total marketable securities 2001	of which: listed 2002	of which: listed 2001	of which: unlisted 2002	of which: unlisted 2001
	€ millions					
Debt securities and other fixed-income securities	56,233	65,902	51,069	59,563	5,164	6,339
Equity securities and other variable-yield securities	8,008	7,739	7,974	7,672	34	67
Participating interests	697	301	696	289	1	12
Shares in affiliated companies ...	8,924	9,453	2,294	2,465	6,630	6,988

Marketable investment securities totaling €2,010 million and €5,553 million carried in the balance sheet under debt securities and other fixed-income securities and equity securities and other variable-yield securities, respectively, are not booked at the lower market value at the balance sheet date because the Bank is of the opinion that the difference between the book values and market values of these securities (€1,733 million) is only of a temporary nature.

TREASURY STOCK

At the start of 2002 and at December 31, 2002, neither the Bank nor any controlled companies nor companies in which a majority interest is held had shares of HVB (treasury stock) in their portfolios.

To ensure an orderly market in HVB shares and to facilitate trading as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, a total of 53,780,556 shares of treasury stock was purchased by the Bank and controlled or majority-owned companies at an average price of €27.41 per share and resold at an average price of €27.46 per share as part of normal securities trading. The resulting gains are recognized as income. The purchased shares amount to the equivalent of €161 million, or 10.0% of capital stock.

The highest number of shares of treasury stock held during the year, including shares earmarked for employees, was 921,665, equivalent to €3 million, or 0.2% of capital stock.

Within the scope of lending operations, the Bank and its controlled companies or companies in which a majority interest is held had, in accordance with Section 71e (1) 2 of the German Stock Corporation Act, received a total of 2,228,939 shares as collateral as of year-end. This represents an amount of €7 million, or 0.4% of capital stock.

INTANGIBLE ASSETS

The former Bank Austria offices in London, Singapore and Hong Kong were integrated by the Bank in 2001. The consolidation of branches is accounted for using the acquisition method. Compliant with Section 255 (4) 2 of the German Commercial Code, the resultant goodwill of €246 million in 2002 has been amortized in full.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment totaling €334 million (2001: €354 million) consists exclusively of furniture and office equipment.

OTHER ASSETS

	2002	2001
	€ millions	
Collection paper, such as checks, matured debentures, interest and dividend coupons	251	452
Premiums paid on options pending	4,194	2,308
Claims to dividends	738	707
Equalization item for revaluation of tied currency positions	189	711
Shares for resale	205	232
Purchase price receivables	43	537
Capital investments with life insurers	240	255
Claims to tax reimbursements	549	378

ANALYSIS OF NON-CURRENT ASSETS

	Acquisition/ production cost	Additions during fiscal year	Disposals during fiscal year
		€ millions	
Intangible assets	246	—	—
Property, plant and equipment	1,013	136	260
including: Leased assets	51	—	51
Other	25	—	—
	Acquisition cost		
Participating interests	2,534		
Shares in affiliated companies[2]	13,238		
Investment securities	4,573		

[1] Use has been made of the possibility of combining amounts allowed by Section 34 (3), Regulation Governing Disclosures in the Financial Statements of Banks and Financial Institutions

[2] Including the shares in Brau und Brunnen AG intended for resale taken over from Porta GmbH in 1996

[3] Including gains/losses on foreign currency transactions

PREPAID EXPENSES

	2002	2001
	€ millions	
Discounts on funds borrowed	394	404
Premiums on amounts receivable	30	15

ASSETS ASSIGNED OR PLEDGED AS SECURITY FOR OWN LIABILITIES

Assets totaling €27,736 million were assigned or pledged as security for the following liabilities:

	2002	2001
	€ millions	
Amounts owed to other banks	23,758	22,073
Amounts owed to other depositors	3,978	3,136
Liabilities evidenced by paper	—	—
Contingent liabilities	—	—

Examples of own liabilities for which the Bank provides collateral are special credit facilities granted by KfW and similar institutions, which the Bank has issued as loans in compliance with their conditions, and collateral provided for obligations to return securities in lending transactions.

As a seller under repurchase agreements, the Bank entered into sale and repurchase transactions with a book value of €19,277 million. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities. They comprise mainly open-market transactions with Deutsche Bundesbank and international money market transactions.

At the balance sheet date, the Bank had pledged securities worth a nominal €2,068 million as collateral for transactions with EUREX, Clearstream Banking Luxembourg, and Clearstream Banking AG Frankfurt.

In international operations, assets worth €5,764 million were pledged at year-end by the Bank to central banks and other institutions in accordance with local regulations in various countries.

Reclassifications during fiscal year[3]	Write-ups during fiscal year	Depreciation/ amortization accumulated	Depreciation/ amortization during fiscal year	Net book value Dec. 31, 2002	Net book value Dec. 31, 2001
—	—	246	246	—	246
—	—	555	127	334	354
—	—	—	—	—	19
—	—	—	—	25	25

Changes +/–[1]	Net book value Dec. 31, 2002	Net book value Dec. 31, 2001
– 828	1,706	1,925
– 487	12,751	14,487
+4,242	8,815	4,581

OTHER LIABILITIES

	2002	2001
	€ millions	
Offsetting item for swaps and tied currency positions	189	69
Premiums received on options pending	4,266	2,444
Accrued interest on participating certificates outstanding	33	35
Liabilities from allowances paid to and losses absorbed from subsidiaries	186	361
Liabilities from short securities positions	918	1,650
Obligations arising from debts assumed	396	372

DEFERRED INCOME

Discounts on amounts receivable shown at nominal value totaled €627 million.

PROVISIONS

Other provisions include the following items:

	2002	2001
	€ millions	
Provisions for losses on loans and advances	334	276
Anticipated losses on pending transactions	528	373
Provisions for uncertain liabilities	510	701
of which:		
Bonus payments on savings plans	23	26
Anniversary bonus payments	75	66
Payments for early retirement, pre-retirement part-time working, etc.	67	65
Payments to employees	155	178
Restructuring provisions	259	—
Total other provisions	**1,631**	**1,350**

SUBORDINATED LIABILITIES

This item includes accrued interest of €197 million. The Bank incurred interest expenses of €606 million in 2002 in this respect.

The borrower cannot be obliged to make early repayment in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after the claims of all primary

creditors have been settled. For the purposes of a bank's liable funds as defined under banking supervisory regulations, subordinated liabilities are regarded as supplementary or tier III capital.

In 2002, no item exceeded 10% of total subordinated liabilities.

PARTICIPATING CERTIFICATES OUTSTANDING

1997 bearer participating certificates, securities identification number 802 180	**Nominal value, restated**
	€ millions
Total participating certificates subdivided into 1,000,000 at €511.29 (DM 1,000) each	511

The holders of participating certificates are entitled to annual interest payments of 6.75% of the nominal value, with priority over dividend payments to shareholders. The total amount of such interest paid in this respect has to be reduced accordingly if payment of the full amount would result in a net loss for the year. The amount of any such reduction is not payable in subsequent years (non-cumulative).

Redemption is at nominal value, subject to a participation in losses, on the day following the Annual General Meeting regarding fiscal 2007. Certificate holders participate in a net loss for the year through a proportionate decrease in the redemption amount to which they are entitled. Any such reductions are reversed out of net profits in subsequent years (up to the original nominal value).

While the holders of participating certificates have creditors' rights, they are not entitled to a share of the proceeds on liquidation.

For the Bank, the participating certificates are classified as shareholders' equity in the sense of Section 10 (5), German Banking Act.

SHAREHOLDERS' EQUITY

ANALYSIS OF SHAREHOLDERS' EQUITY SHOWN IN THE BALANCE SHEET

	€ millions	€ millions
Subscribed capital		
at January 1, 2002	1,609	
Balance at December 31, 2002		1,609
Additional paid-in capital		
at January 1, 2002	13,273	
Balance at December 31, 2002		13,273
Retained earnings		
Legal reserve		
Balance at January 1, 2002	56	
Balance at December 31, 2002		56
Other retained earnings		
Balance at January 1, 2002	2,812	
Balance at December 31, 2002		2,812
Profit available for distribution		
Balance at January 1, 2002	457	
Dividend payout of HVB for 2002	(457)	
Balance at December 31, 2002		—
Shareholders' equity at December 31, 2002		17,750

At December 31, 2002, subscribed capital totaled a nominal €1,609 million.

AUTHORIZED CAPITAL INCREASE

Year authorized	Available until	Original amount	Dec. 31, 2002
		€ millions	€ millions
2001	May 22, 2006	780	780

CONDITIONAL CAPITAL

Year authorized	Available until	Original amount	Dec. 31, 2002
		€ millions	€ millions
2000	May 3, 2005	300	300

HOLDINGS OF BAYERISCHE HYPO- UND VEREINSBANK AG CAPITAL STOCK IN EXCESS OF 5%

	2002	2001
		in %
Münchener Rückversicherungs-Gesellschaft AG	25.6	5.1
E.ON AG	6.5	6.6
AV-Z Kapitalgesellschaft mbH	5.1	5.2
Allianz AG	—	13.7

HOLDINGS PURSUANT TO SECTION 285 NO. 11, GERMAN COMMERCIAL CODE

The complete list of holdings is filed in the Commercial Register in Munich and can be called up via the Bank's homepage: *www.hvbgroup.com*

NOTES TO THE STATEMENT OF INCOME

The condensed statement of income is shown with the Management Report.

SERVICES PERFORMED FOR THIRD PARTIES

The Bank performed significant services for third parties notably in portfolio and asset management, and in the brokerage of insurance, savings and loan contracts, and investment funds.

BREAKDOWN OF INCOME BY REGION

The following table shows a breakdown by region of

- interest receivable,
- current income from equity securities and other variable-yield securities, participating interests and shares in affiliated companies,
- income earned under profit-pooling and profit-and-loss transfer agreements,
- fees and commissions receivable,
- other operating income, and
- net profit on financial operations.

	2002	2001
	€ millions	
Germany	15,395	15,952
Rest of Europe	1,879	2,245
Americas	822	1,783
Asia	607	732

BREAKDOWN OF OTHER OPERATING INCOME AND EXPENSES

Other operating expenses includes the following, among other items:

- expenses arising from a structured transaction relating to the disposal of non-core activities,
- depreciation of other assets,
- additions to provisions other than provisions for lending and securities operations, and
- amounts for social facilities and personnel costs.

The Bank realized income of €217 million on the merger of a financial company through which it hedged part of its strategic shareholdings and conducted short-term money dealings.

Other operating income also includes personnel costs and cost of materials passed on and income from the reversal of provisions other than provisions for lending and securities operations.

TAXES ON INCOME

The total taxes on income relates to earnings from ordinary business. The amounts shown for taxes on income and other taxes have been adjusted by €6 million for tax expenses transferred to other Group companies.

NET INCOME

All in all, the Bank managed to break even in a difficult year, despite the high level of risk provisions. Thus there is no leeway to strengthen reserves or to pay a dividend.

OTHER INFORMATION

CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

The following table shows the breakdown of contingent liabilities arising from guarantees and indemnity agreements totaling €31,381 million:

	2002	2001
	€ millions	
Loan guarantees	6,764	5,740
Guarantees and indemnity agreements	22,648	21,309
Documentary credits	1,969	1,695

Irrevocable lending commitments totaling €42,670 million break down as follows:

	2002	2001
	€ millions	
Book credits	39,282	43,324
Mortgage and municipal loans	2,010	2,480
Guarantees	1,210	1,177
Bills of exchange	168	192

Other financial commitments arising from real estate and IT operations total around €345 million each year. A large part of the total relates to contracts with subsidiaries. The contracts run for standard market periods and no charges have been put off to future years.

The Bank has declared its intent to offset, by means of income subsidies, any losses incurred by hotel operating companies in which it holds an indirect stake.

As part of real estate financing and development operations, the Bank assumes rental obligations or issues rental guarantees on a case-by-case basis to make fund constructions more marketable – in particular for lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo- Fondsbeteiligungen für Sachwerte GmbH subsidiary. Provisions have been created to cover identifiable risks arising

from such guarantees. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by some of its capital investment subsidiaries.

Commitments for uncalled payments on shares not fully paid up amounted to €526 million at year-end 2002, and similar liabilities for shares in cooperatives totaled €1 million. Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of six companies for an aggregate of €17 million. Further payment commitments totaling €3 million relate to special funds.

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital up to €45 million, and of €33 million with regard to CMP Fonds I GmbH, at year-end 2002. In addition, under Article 5 (4) of the Articles of Incorporation, the Bank is jointly and severally liable for any defaults on such calls by members of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in one partnership. Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of banks in which the Bank has a majority interest. The Bank has made similar representations for its mortgage banking subsidiary in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

STATEMENT OF RESPONSIBILITY

Bayerische Hypo- und Vereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of political risks.

1. Banks in Germany

Bankhaus Gebrüder Bethmann, Frankfurt am Main
Bankhaus Maffei & Co. KGaA, Munich
DAB Bank AG, Munich[1]
Financial Markets Service Bank GmbH, Munich
HVB Real Estate Bank Aktiengesellschaft, Munich
norisbank Aktiengesellschaft, Nuremberg
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
Westfälische Hypothekenbank Aktiengesellschaft, Dortmund
Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart

2. Banks in other regions

Banco Inversión, S. A., Madrid
Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1]
Bank Przemyslowo-Handlowy PBK S. A., Cracow
Bank von Ernst & Cie. AG, Berne
FGH Bank N.V., Utrecht[2]
HVB Bank Ireland, Dublin
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Real Estate Capital France S. A., Paris
HVB Singapore Limited, Singapore
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev
Pfandbrief Bank International S. A., Luxembourg

3. Financial services institutions

HVB Finance (Delaware) Inc., Wilmington
HVB Finanziaria S.p.A., Milan
HVB Alternative Investment AG, Vienna[3]

4. Financial companies

HVB Alternative Financial Products AG, Vienna
HVB Real Estate Capital Ltd., London
HVB Real Estate Capital Italia S.p.A., Milan
HVB Risk Management Products Inc., New York

5. Companies with bank-related auxiliary services

HypoVereinsFinance N.V., Amsterdam

---

[1] The company provides a Statement of Responsibility with the same wording for selected subsidiaries in its annual report
[2] held indirectly through HVB Real Estate Bank Aktiengesellschaft, Munich
[3] formerly Schoeller Capital Management, Vienna

KEY CAPITAL RATIOS

Pursuant to Section 10 (2) of the German Banking Act, equity capital consists of liable funds and tier III capital totaling €26,418 million.

The liable funds consist of core capital (tier I) and supplementary capital (tier II) totaling €25,440 million.

STAFF

The average number of staff employed was as follows:

	2002	2001
Staff (excluding trainees)	20,570	22,365
of whom:		
full-time	16,664	18,414
part-time	3,906	3,951
Trainees	1,545	1,619

The staff's length of service was as follows:

	Women (excluding trainees)	Men	2002 Total
	in %		
25 years or more	15.4	23.1	18.8
15 to 25 years	20.5	21.2	20.8
10 to 15 years	23.1	17.2	20.5
5 to 10 years	21.2	17.7	19.7
less than 5 years	19.8	20.8	20.2

EMOLUMENTS

	2002	2001
	€ millions	
Board of Managing Directors	8	25
Supervisory Board	1	2
Advisory Board and European Advisory Board	1	1
Former members of the Board of Managing Directors and their surviving dependants	14	20

At December 31, 2002, the Bank had pension provisions for former members of the Board of Managing Directors and their surviving dependants totaling €92 million (2001: €87million).

LOANS TO EXECUTIVE BOARD MEMBERS

The total amount of loans and advances made and liabilities assumed at the balance sheet date was as follows:

	2002	2001
	€ millions	
Members of the Board of Managing Directors	11	8
Members of the Supervisory Board	2	6

EXECUTIVE BOARDS

Supervisory Board

Dr. Albrecht Schmidt
Chairman, since January 7, 2003

Herbert Betz
Deputy Chairman

Dr. Richard Trautner
Deputy Chairman
until December 31, 2002

Kurt F. Viermetz
Chairman until December 31, 2002
Deputy Chairman since January 1, 2003

Dr. Manfred Bischoff
since July 3, 2002

Dr. Diethart Breipohl
until May 23, 2002

Heidi Dennl

Volker Doppelfeld

Ernst Eigner

Helmut Gropper
until January 31, 2003

Klaus Grünewald

Heinz-Georg Harbauer

Anton Hofer

Dr. Edgar Jannott
until May 23, 2002

Max Dietrich Kley

Peter König

Hanns-Peter Kreuser

Dr. Lothar Meyer
since May 23, 2002

Dr. Hans-Jürgen Schinzler
since March 3, 2003

Christoph Schmidt

Jürgen E.Schrempp
until May 23, 2002

Dr. Siegfried Sellitsch

Professor Wilhelm Simson
since May 23, 2002

Professor Hans-Werner Sinn

Helmut Wunder

Board of Managing Directors

Stephan Bub

Dr. Egbert Eisele
until December 31, 2002

Dr. Stefan Jentzsch

Dr. Norbert Juchem
until January 31, 2002

Michael Mendel
since February 1, 2003

Dr. Claus Nolting
until December 31, 2002

Dieter Rampl

Gerhard Randa

Dr. Albrecht Schmidt
until December 31, 2002

Dr. Paul Siebertz
until March 31, 2003

Dr. Wolfgang Sprissler

LIST OF EXECUTIVES AND OUTSIDE DIRECTORSHIPS

SUPERVISORY BOARD

	Positions on statutory supervisory boards of other German companies	***Positions on comparable boards of German and foreign companies***
Dr. Albrecht Schmidt Former spokesman of the Board of Managing Directors of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Chairman, since January 7, 2003	*Bayerische Börse AG, Munich* (chairman) HVB Real Estate Bank AG, Munich (chairman)[1] Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Munich Siemens AG, Berlin and Munich	Bank Austria Creditanstalt AG, Vienna (chairman)[1]
Herbert Betz *Employee,* Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Deputy Chairman		BVV Versicherungsverein des Bankgewerbes a.G. (*deputy chairman*) HypoVereinsbank-BKK, Munich
Dr. Richard Trautner Former member of the Board of Managing Directors of Bayerische Vereinsbank Aktiengesellschaft, Deputy Chairman, until December 31, 2002	Aktien-Brauerei-Kaufbeuren AG, Kaufbeuren (chairman) *Allgäuer Brauhaus AG, Kempten* (deputy chairman) AVECO Holding AG, Frankfurt am Main ERGO Versicherungsgruppe AG, Düsseldorf Rhön-Klinikum AG, Bad Neustadt/Saale (deputy chairman)	Kraftverkehr Bayern GmbH, Munich Weltbild Verlag GmbH, Augsburg *(chairman)*
Kurt F.Viermetz Former Vice Chairman of J.P. Morgan & Co. Incorporated, Chairman until December 31, 2002, Deputy Chairman since January 1, 2003	E.ON AG, *Düsseldorf*	*Grosvenor Estate Holdings, London,* Federal Reserve Bank of New York (Member of the International Capital Advisory Committee) New York Stock Exchange (Chairman, International Capital Markets Committee)
Dr. Manfred Bischoff Member of the Managing Board of DaimlerChrysler and Chairman of the Board EADS N.V., since July 3, 2002	DaimlerChrysler Luft- und Raumfahrt Holding AG, Munich (*chairman*)[1] DaimlerChrysler Aerospace AG, Ottobrunn (chairman)[1] EADS Deutschland GmbH, Ottobrunn (chairman)[1] MTU Aero Engines GmbH, Munich (chairman)[1] FRAPORT AG, Frankfurt am Main Gerling Konzern Versicherungs-Beteiligungs-AG, Cologne J.M.Voith AG, Heidenheim	European Aeronautic Defence and *Space Company EADS N.V., Amsterdam* (chairman) *EADS Participations B.V., Amsterdam,* Lagardère Sociétés S.A., Paris Mitsubishi Motors Corp., Tokyo
Dr. Diethart Breipohl Former member of the Board of Management of Allianz AG, until May 23, 2002	Allianz AG, Munich Beiersdorf AG, Hamburg Continental AG, Hanover KarstadtQuelle AG, Essen mg technologies AG, Frankfurt am Main KM Europa Metal AG, Osnabrück	Banco Popular Español, Madrid BPI, Banco Portugues de Investimento, SA, Porto Crédit Lyonnais, Paris (Board of Directors) Euler & Hermes, Paris (Supervisory Board) Les Assurances Générales de France (AGF), Paris (Board of Directors)
Heidi Dennl Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Volker Doppelfeld Former member of the Board of Management of BMW AG	BMW AG, Munich (chairman) D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich IWKA AG, Karlsruhe	Bizerba GmbH & Co. KG
Ernst Eigner Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		

1 Group directorship

SUPERVISORY BOARD

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Helmut Gropper Ministerialdirektor in the Bavarian State Ministry of Finance, until January 31, 2003		Bayerische Eisenbahngesellschaft mbH, Munich, until January 31, 2003 Gesellschaft für den Staatsbediensteten-Wohnungsbau in Bayern mbH, Munich (chairman), until January 31, 2003 Siedlungswerk Nürnberg GmbH, Nuremberg (chairman), until January 31, 2003
Klaus Grünewald Trade union secretary of Vereinte Dienstleistungsgewerkschaft e.V.	Generali Lloyd AG, Munich	
Heinz-Georg Harbauer Chairman of the Board of Education of Vereinte Dienstleistungsgewerkschaft in Bayern e.V. trade union	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich	
Anton Hofer Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Dr. Edgar Jannott Former Chairman of the Managing Board of ERGO Versicherungsgruppe AG, until May 23, 2002	ERGO Versicherungsgruppe AG, Düsseldorf EXTREMUS Versicherungs-AG, Cologne Salamander AG, Kornwestheim Schindler Deutschland Holding GmbH, Berlin, STRABAG AG, Cologne STRABAG Beteiligungs AG, Cologne	D.A.S., Difesa Automobilistica Sinistri, S.p.A. di Assicurazione, Verona, Italy
Max Dietrich Kley Deputy Chairman of the Board of Executive Directors of BASF AG	BASF Coatings AG, Münster (chairman)[1] Gerling NCM Credit and Finance AG, Cologne Infineon Technologies AG, Munich (chairman) Wintershall AG, Kassel (chairman)[1] RWE Plus AG, Essen	BASF Innovationsfonds GmbH (chairman)[1] Cazenove Group Plc., London, UK Landesbank Rheinland-Pfalz, Mainz WINGAS GmbH, Kassel[1] WIEH GmbH, Berlin[1] BASELL, Hoofddorp, Netherlands
Peter König Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Hanns-Peter Kreuser Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		Pensionskasse der Mitarbeiter der HypoVereinsbank, Munich
Dr. Lothar Meyer CEO of ERGO Versicherungsgruppe AG, since May 23, 2002	D.A.S. Deutscher Automobilschutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich (chairman)[1] DKV Deutsche Krankenversicherung AG, Cologne (chairman)[1] Hamburg-Mannheimer Sachversicherungs-AG, Hamburg (chairman)[1] Hamburg-Mannheimer Versicherungs-AG, Hamburg (chairman)[1] KarstadtQuelle Krankenversicherung AG, Fürth[1] KarstadtQuelle Lebensversicherung AG, Fürth (chairman)[1] KarstadtQuelle Versicherung AG, Fürth[1] VICTORIA Krankenversicherung AG, Düsseldorf (chairman)[1] VICTORIA Lebensversicherung AG, Düsseldorf (chairman)[1] VICTORIA Versicherung AG, Düsseldorf (chairman)[1]	

[1] *Group directorship*

SUPERVISORY BOARD

	Positions on statutory supervisory boards of other German companies	*Positions on comparable boards of German and foreign companies*
Dr. Hans-Jürgen Schinzler Chairman of the Board of Management of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, since March 3, 2003	ERGO Versicherungsgruppe AG, Düsseldorf (chairman) MAN AG, Munich METRO AG, Düsseldorf	*Aventis S.A., Schiltigheim*
Christoph Schmidt Employee, Vereins- und Westbank Aktiengesellschaft	Vereins- und Westbank Aktiengesellschaft, Hamburg[1]	
Jürgen E.Schrempp Chairman of the Board of Management of DaimlerChrysler AG, until May 23, 2002	Allianz AG, Munich DaimlerChrysler Services AG, Berlin (chairman)[1]	DaimlerChrysler Corporation (Chairman of the Board of Directors)[1] DaimlerChrysler of South Africa (Pty) Ltd., South Africa (Chairman of the Board of Directors)[1] New York Stock Exchange (NYSE), NY, USA South African Coal, Oil and Gas Corporation (Sasol) Ltd., Johannesburg, South Africa Vodafone Group plc, Newbury, UK
Dr. Siegfried Sellitsch Chairman of the Managing Board of Wiener Städtische Wechselseitige Versicherungsanstalt – Vermögensverwaltung, Vienna		Bank Winter & Co. Aktiengesellschaft, Vienna (chairman) Bene Gesellschaft mbH, Vienna Böhler-Uddeholm Aktiengesellschaft, Vienna Österreichische Unilever Gesellschaft mbH, Vienna Siemens Aktiengesellschaft Österreich, Vienna UBM Realitätenentwicklung AG, Vienna (chairman) Wüstenrot Wohnungswirtschaft registrierte Genossenschaft mbH, Salzburg Unita S.A., Timisoara (chairman)[1] AGRAS SA, Bucharest (chairman)[1] Kvarner Wiener Städtische d.d., Zagreb (chairman)[1] Ringturm KAG, Vienna (chairman)[1]
Professor Wilhelm Simson Chairman of the Board of Management and co-CEO of E.ON AG, since May 23, 2002	Degussa AG, Düsseldorf (chairman)[1] VIAG Telecom AG, Düsseldorf (chairman)[1]	
Professor Hans-Werner Sinn President of the Ifo Institute for Economic Research		
Helmut Wunder Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		HypoVereinsbank-BKK, Munich (chairman)

[1] *Group directorship*

BOARD OF MANAGING DIRECTORS

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Stephan Bub		HVB Alternative Advisors Inc., New York (chairman)[1] HVB Alternative Investment AG, Vienna (chairman)[1] HVB America Inc., New York (chairman)[1] HVB Americas Foundation, New York (chairman)[1] HVB Capital Corp., New York (chairman)[1] HVB Capital LLC, Wilmington (chairman)[1] HVB Realty Capital Inc., New York (chairman)[1] vv Immobilien Verwaltungs und Beteiligungs GmbH, Munich[1]
Dr. Egbert Eisele until December 31, 2002	HVB Real Estate Bank Aktiengesellschaft, Munich[1] Internationales Immobilien-Institut GmbH, Munich (chairman)[1] Westfälische Hypothekenbank Aktiengesellschaft, Dortmund (chairman)[1] Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart (chairman)[1]	Aufbaugesellschaft Bayern GmbH, Munich (chairman)[1] FGH Bank N.V., Utrecht (chairman)[1] HVB Real Estate Capital Ltd., London[1] Pfandbrief Bank International S.A., Luxembourg[1]
Dr. Stefan Jentzsch	DAB Bank AG, Munich[1] Deutsche Börse AG, Frankfurt am Main HVB Informations-Verarbeitungs-GmbH, Munich (chairman)[1] HVB Systems GmbH, Unterföhring (chairman)[1] IND^{EX}CHANGE Investment AG, Munich (chairman)[1] Infineon Technologies AG, Munich Vereins- und Westbank Aktiengesellschaft, Hamburg[1]	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1] Bank von Ernst & Cie. AG, Berne[1] Deutsches Museum, Munich HVB Wealth Management Holding GmbH, Munich (chairman)[1]
Dr. Norbert Juchem until January 31, 2002	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich Deutsche Börse AG, Frankfurt am Main HVB Systems GmbH, Unterföhring[1] IND^{EX}CHANGE Investment AG, Munich (chairman)[1] Fördergesellschaft für Börsen und Finanzmärkte in Mittel- und Osteuropa mbH, Frankfurt am Main	HVB Asset Management GmbH, Munich[1] HVB Banque Luxembourg S.A., Luxembourg[1]
Michael Mendel since February 1, 2003	ERWO Holding AG, Nuremberg German Incubator GI Ventures AG, Munich Kennametal Hertel AG, Fürth Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich[1]	HVB Beteiligungs-GmbH & Co. Verwaltungs KG, Munich[1] HVB Consult GmbH, Munich[1] HVB Investitionsbank GmbH, Hamburg[1] HVB Leasing GmbH, Hamburg[1] Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, Munich[1]

1 Group directorship

BOARD OF MANAGING DIRECTORS

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Claus Nolting until December 31, 2002	HVB Systems GmbH, Unterföhring[1] Westfälische Hypothekenbank Aktiengesellschaft, Dortmund[1]	Blue Capital GmbH, Hamburg[1] FGH Bank N.V., Utrecht[1] HVB Real Estate Capital Ltd., London[1] Pfandbriefbank International S.A., Luxembourg (chairman)[1]
Dieter Rampl	Bavaria Film GmbH, Munich Bode Grabner Beye AG & Co. KG, Grünwald Brau und Brunnen AG, Berlin and Dortmund (chairman)[1] Koenig & Bauer AG, Würzburg Odeon Film AG, Munich Vereins- und Westbank Aktiengesellschaft, Hamburg (chairman)[1]	Banco B.I. Creditanstalt S.A., Buenos Aires Bank Austria Creditanstalt Aktiengesellschaft,Vienna[1] Bavaria Filmkunst GmbH, Munich HVB Consult GmbH, Munich (chairman)[1] HVB Wealth Management Holding GmbH, Munich[1] MAHAG – Münchener Automobil-Handel Haberl GmbH & Co. KG, Munich until December 31, 2002 Marsh GmbH, Munich, until December 31, 2002 Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, Munich[1]
Gerhard Randa		Austrian Airlines Österr. Luftverkehrs AG, Vienna Bank Przemyslowo-Handlowy PBK S.A., Cracow[1] HVB Wealth Management Holding GmbH, Munich[1] Magna International Inc., Toronto Oesterreichische Kontrollbank AG, Vienna (chairman) Voith Austria Holding AG, St.Pölten Voith Sulzer Papiermaschinen AG, St.Pölten
Dr. Albrecht Schmidt until December 31, 2002	Bayerische Börse AG, Munich (chairman) HVB Real Estate Bank AG, Munich (chairman)[1] Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Munich Siemens AG, Berlin and Munich	Bank Austria Creditanstalt AG, Vienna (chairman)[1]
Dr. Paul Siebertz until March 31, 2003	Bayerische Immobilien AG, Munich HVB Pensionsfonds AG, Munich[1] Internationales Immobilien-Institut GmbH, Munich[1] PlanetHome AG, Munich[1] Schwäbische Bank AG, Stuttgart Viterra AG, Bochum Westfälische Hypothekenbank Aktiengesellschaft, Dortmund[1] Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart[1]	Bayerische Landessiedlung GmbH, Munich BVV Versicherungsverein des Bankgewerbes a.G., Berlin Deutsche Ausgleichsbank, Bonn
Dr. Wolfgang Sprissler	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich HVB Systems GmbH, Unterföhring[1] Thyssen-Krupp Materials AG, Düsseldorf Tivoli Grundstücks-Aktiengesellschaft, Munich (chairman)[1]	Bank Austria Creditanstalt AG, Vienna[1] Dr. Robert Pfleger Chemische Fabrik GmbH, Bamberg HVB Banque Luxembourg Société Anonyme, Luxembourg (chairman)[1] Liquiditäts-Konsortialbank GmbH, Frankfurt am Main

1 Group directorship

LIST OF EMPLOYEES AND OUTSIDE DIRECTORSHIPS

	Positions on statutory supervisory boards of other companies
Dr. Wolfgang Bassermann	Dermapharm AG Michael Huber München (MHM) Holding GmbH, Kirchheim Rathgeber AG, Munich
Hans-Frieder Bauer	SpaceNet AG, Munich
Daniel Becker	KoCosS Messtechnik AG, Korbach
Harm Bischoff	Flaskamp AG, Berlin IdealWert AG, Berlin
Burkhard Breiing	DAB Bank AG, Munich (chairman)[1] Internationales Immobilien-Institut GmbH, Munich[1] norisbank Aktiengesellschaft, Nuremberg (chairman)[1] Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich (chairman)[1]
Eckehard Dettinger-Klemm	SAT Medien AG (chairman)
Günther Dyx	Simon AG (in liquidation), Düsseldorf[1]
Carsten Eckert	Chemie Pensionsfonds AG, Munich[1]
Hermann-Josef Eidt	Simon AG (in liquidation), Düsseldorf (chairman)[1]
Dr. Peter Ermann	Activest Investmentgesellschaft mbH, Munich[1] Bankhaus Maffei & Co KGaA, Munich (chairman)[1]
Gunter Ernst	Brau und Brunnen AG, Berlin and Dortmund[1], DAB Bank AG, Munich[1],Dyckerhoff AG, Wiesbaden, Gütermann AG, Gutach,HVB-Offene Unternehmensbeteiligungs Aktiengesellschaft, Munich[1], norisbank Aktiengesellschaft, Nuremberg[1], Westfalenbank AG, Bochum[1]
Matthias Glückert	Oechsler AG
Hans-Ulrich Hasse	Activest Investmentgesellschaft mbH, Munich[1]
Frank Hellwig	HVB Informations-Verarbeitungs-GmbH, Munich[1]
Klaus Holzmann	Yorma's AG, Deggendorf
Johann Huber	Loxxess AG, Tegernsee
Werner Kaindl	SAW AG, Munich

[1] Group directorship

	Positions on statutory supervisory boards of other companies
Günter Kaupitz	Leipziger Stadtbau AG, Leipzig
Dr. Michael Kemmer ...	SchmidtBank GmbH & Co. KGaA, Hof Simon AG (in liquidation), Düsseldorf[1]
Dr. Alexander Kolb	Wilh. Werhahn-Gruppe, Neuß
Marko Kutter	Gebhard & Schuster Wertpapierhandelsbank AG, Gräfelfing Gebhard & Schuster Wertpapierhandelshaus AG, Gräfelfing
Dr. Diether Münich	Internationales Immobilien-Institut GmbH, Munich[1]
Jens-Peter Neumann ..	INDEXCHANGE Investment AG, Munich[1]
Wilhelm Niehoff	TC TrustCenter AG, Hamburg
Josef Paulus	BUL Bergbausanierung und Landschaftsgestaltung Sachsen GmbH, Sabrodt
Martin Rey	Chemie Pensionsfonds AG, Munich[1] HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, Munich (chairman)[1]
Dr. Guido Schacht	AVAG Holding AG, Augsburg
Dr. Michael Schiwietz ..	stb software technologie beratung AG
Dr. Stefan Schmittmann	Schaltbau Holding AG, Munich
Ronald Seilheimer	HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, Munich[1]
Jochen-Michael Speek .	Financial Markets Service Bank GmbH, Munich[1] HVB Informations-Verarbeitungs-GmbH, Munich[1] HVB Systems GmbH, Unterföhring[1]
Raymond Trotz	Aufbaugesellschaft Bayern GmbH, Munich[1], Internationales Immobilien-Institut GmbH, Munich[1]
Peter Wallner	Matino AG, Berlin
Christoph Wetzel	HVB Informations-Verarbeitungs-GmbH, Munich[1] norisbank Aktiengesellschaft, Nuremberg[1]
Andreas Wölfer	Activest Investmentgesellschaft mbH, Munich (chairman)[1] Bankhaus Maffei & Co KGaA, Munich[1], INDEXCHANGE Investment AG, Munich[1]
Günter Zehner	Bayern Treuhand Obermeier & Kilger AG, Munich (chairman)
Rainer Zorbach	Financial Markets Service Bank GmbH, Munich (chairman)[1] TC TrustCenter AG, Hamburg

[1] Group directorship

COVERAGE

	2002	2001
	€ millions	
A. Mortgage bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks		
Mortgage loans	6	8
2. *Loans and advances to customers*		
Mortgage loans	57,145	55,578
3. Property, plant and equipment (land charges on land owned)	—	—
4. Equalization claims on government authorities	—	—
5. Other assets	—	—
Other eligible cover		
1. Other lending to banks	420	—
2. Debt securities and other fixed-income securities	2,255	3,591
3. Equalization claims on government authorities	—	—
Subtotal	**59,826**	**59,177**
Total mortgage bonds requiring cover	58,562	57,265
Excess coverage	**1,264**	**1,912**
B. Public-sector bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks	683	1,000
Mortgage loans	—	—
Municipal loans	683	1,000
2. Loans and advances to customers	12,870	14,227
Mortgage loans	219	240
Municipal loans	12,651	13,987
3. Debt securities and other fixed-income securities	6,710	7,625
Other eligible cover		
Other lending to banks	—	—
Subtotal	**20,263**	**22,852**
Total public-sector bonds requiring cover	18,025	19,981
Excess coverage	**2,238**	**2,871**

MORTGAGE LOANS

	Number of mortgaged properties	2002 € millions	2001 € millions
1. Classification of mortgage loans uses as cover for bonds			
a) By size			
up to €50,000	158,973	5,043	5,068
€50,000 to €500,000	302,235	30,776	31,014
over €500,000	11,475	21,333	19,504
	472,683	**57,152**	**55,586**
b) By geographical location			
Baden-Württemberg	45,752	4,486	4,212
Bavaria	170,247	20,814	21,103
Berlin	16,014	3,190	2,951
Brandenburg	17,784	2,219	1,959
Bremen	1,277	181	168
Hamburg	5,952	1,267	1,256
Hesse	24,938	4,266	4,084
Lower Saxony	18,177	1,849	1,792
Mecklenburg-Western Pomerania	7,166	812	785
North Rhine-Westphalia	49,639	5,900	5,533
Rhineland-Palatinate	19,039	1,814	1,718
Saarland	6,275	518	478
Saxony	39,632	4,493	4,449
Saxony-Anhalt	15,271	1,649	1,541
Schleswig-Holstein	17,510	1,612	1,571
Thuringia	17,979	2,055	1,967
	472,652	**57,125**	**55,567**
Austria	9	2	2
France/Monaco	15	9	1
Luxembourg	3	9	9
Netherlands	4	7	7
	472,683	**57,152**	**55,586**
c) By type of mortgaged property			
Commercial property		14,433	14,704
Residential property		39,890	38,341
Undeveloped real estate		145	84
Buildings under construction (non-productive)		2,634	2,407
Agricultural property		50	50
		57,152	**55,586**
2. Repayments			
Scheduled repayments		2,664	2,455
Non-scheduled repayments		3,362	2,715
Repayments on expiry of fixed-interest period		2,385	2,359
		8,411	**7,529**

	Number of proceedings	Commercial property	of which: Residential property
3. Foreclosures and sequestrations			
a) Pending at December 31, 2002			
Foreclosure proceedings	5,875	353	5,522
Sequestration proceedings	244	26	218
Foreclosure and sequestration proceedings	3,455	410	3,045
	9,574	**789**	**8,785**
(comparable figures for 2001:	7,852	659	7,193)
b) Foreclosures finalized in 2002	**1,672**	**82**	**1,590**
(comparable figures for 2001:	869	59	810)
4. Land takeovers in settlement of loans			
Land takeovers in 2002 to avoid losses on mortgage loans	**5**	**—**	**5**
(comparable figures for 2001:	2	—	2)

INTEREST IN ARREARS

Interest in arrears on mortgages due between October 1, 2001 and September 30, 2002 totaled €122 million, and a provision for such was created to the extent required. Arrears break down as follows:

	2002	2001
	€ millions	
Commercial property	30	31
Residential property	92	92

The present annual financial statements were prepared on March 4, 2003.

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

THE BOARD OF MANAGING DIRECTORS

Bub Jentzsch Mendel Rampl Randa

Siebertz Sprissler

INDEPENDENT AUDITORS' REPORT[1]

We have audited the annual financial statements, together with the bookkeeping system and the management report of the Company Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, for the business year from January 1 to December 31, 2002. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law (and supplementary provisions in the articles of incorporation/partnership agreement) are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with Article 317, German Commercial Code, and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of the audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations. In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. On the whole the management report provides a suitable understanding of the Company's position and suitably presents the risk of future developments.

Munich, March 19, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Wohlmannstetter — Pastor

Wirtschaftsprüfer — Wirtschaftsprüfer

(Independent Auditors)

---

[1] In the case of publication or transmission of the financial statements and/or the management report in a version different to the version confirmed by us (including translation into other languages), in so far as our audit opinion is quoted or our review referred to, a new statement is to be obtained from us. Please refer to § 328 HGB.

CONSOLIDATED INTERIM REPORT OF THE HVB GROUP
AS OF 30 JUNE 2003


HVB Group

CONTENTS

FINANCIAL HIGHLIGHTS

Key Indicators (in %)	1/1–6/30/2003	2002
Return on equity after taxes (excl.amortization of goodwill)	(0.4)	(2.3)
Return on equity after taxes	(1.6)	(4.4)
Cost-income ratio (based on operating revenues)	65.5	69.1
Ratio of net commission income to operating revenues	26.3	26.2
Earnings	1/1–6/30/2003	1/1–6/30/2002
Operating profit (€ millions)	238	(413)
Profit (€ millions)	(144)	53
Earnings per share (excl.amortization of goodwill, €)	(0.07)	0.30
Earnings per share (€)	(0.27)	0.10
Balance sheet figures (€ billions)	6/30/2003	12/31/2002
Total assets	669.1	691.2
Total lending volume	466.8	487.9
Shareholders' equity	12.9	14.2
Key capital ratios compliant with BIS	6/30/2003	12/31/2002
Core capital (€ billions)	18.8	19.1
Equity funds (€ billions)	33.0	33.4
Risk assets (€ billions)	321.7	340.6
Core capital ratio (in %)	5.8	5.6
Core capital ratio incl. BA-CA-IPO pro-forma (in %)	6.1	—
Equity funds ratio (in %)	9.4	9.1
Equity funds ratio incl. BA-CA-IPO pro-forma (in %)	9.8	—
Share information	1/1–6/30/2003	2002
Share price: Reporting date (€)	14.39	15.22
High (€)	16.50	42.55
Low (€)	6.88	11.75
Market capitalization (€ billions)	7.7	8.2
	6/30/2003	12/31/2002
Employees	65,526	65,926
Branch offices	2,197	2,104

TRANSFORMATION OF HVB GROUP

SUBSTANTIAL PROGRESS WITH THE TRANSFORMATION PROGRAM

With our transformation program we are pursuing two key goals: boosting our core capital ratio toward 7% and achieving sustained improvement in operating revenues in our core business by the end of this year. We described this program in detail in the 2002 Annual Report (please refer to the section entitled "Transforming HVB Group" on pages 37 – 41 in the Annual Review) and in the interim report at March 31.

Since then, we have consistently moved forward with our transformation and reached important milestones on time. This applies both with regard to measures for improving our capital position and also in connection with income trends. The positive performance of our share price in the second quarter confirms the increasing trust of the capital markets in the goals of HVB Group and in the determined implementation of the required measures for achieving these goals.

IMPROVING THE CORE CAPITAL RATIO: SUCCESSFUL IPO OF BANK AUSTRIA CREDITANSTALT

The IPO of Bank Austria Creditanstalt (BA-CA), the largest IPO in continental Europe so far this year, is the first major milestone in the transformation program for HVB Group. The BA-CA share has been listed on the Vienna Stock Exchange since July 9. Our proceeds from the flotation amount to approximately €1 billion (excluding the green-shoe). After completion of the transaction, a maximum of 25% of the equity capital of BA-CA is in free float. BA-CA remains an integral part of HVB Group. We do not plan any further reduction in our shareholding in BA-CA.

From our shareholders' standpoint, this increase in the capital base of HVB Group is an efficient move, since it has enabled us to avoid substantial dilution effects. At the end of June, our capital ratio within the Group had already improved to 5.8%. Taking the IPO into account, this results in a pro-forma ratio of 6.1%. At the same time we opened up new opportunities to initiate business activities in the growth markets of emerging Europe. As the leading network bank, we are already well positioned to compete for new customers and higher returns in this region. We will now leverage our increased financial flexibility to achieve organic growth and make selective acquisitions. The contributions to earnings from our activities in Central and Eastern Europe will continue to increase significantly within HVB Group.

SALE OF NORISBANK AND ONGOING REDUCTION IN RISK ASSETS

Another milestone in our transformation program is the sale of norisbank announced in July and expected to take effect on September 30, 2003. Through this transaction we will earn a profit of €447 million, including the profits of the norisbank for the first nine months of 2003. With this move, we present a clearer strategic profile by eliminating redundancies in the consumer finance sector. The sale of norisbank is an important contribution to strengthening our equity capital position. In the future we will focus all of our consumer lending activities on our "HVB Sofortkredit" product, which has achieved a sharp rise in the volume of new business since the beginning of the year.

The planned drastic reduction in risk assets is a leading contributing factor in our efforts to boost our core capital ratio. At the same time, it serves to optimize our risk profile and will reduce the impact on our income statement of cyclical fluctuations in the economy as a whole. To achieve this aim, we will spin off substantial portions of our commercial real estate financing business with a risk asset volume of over €50 billion. At our Annual General Meeting of Shareholders in May of this year our shareholders voted nearly unanimously in favor of the spin-off of Hypo Real Estate Group (Hypo Group) as an independent group in the fourth quarter.

In addition, a collection of measures is planned in connection with the sale of non-strategic holdings, portfolio sell-offs and securitizations. Here, too, we are making good progress, for example through the sale of norisbank. By the end of June, we had already reduced our risk assets by €18.9 billion. In the

second quarter we also successfully placed our first true sale transaction. Another move in support of the future reduction of non-strategic share-holdings was the issue of two convertible bonds on our Lufthansa and E.ON shares.

SUSTAINED GAINS IN PROFITABILITY: MEASURES TO ADJUST CAPACITY ARE TAKING EFFECT . . .

Our capacity adjustment program calls for the elimination of 11,100 positions in the period from 2001 to 2003. By the end of 2002 we had already eliminated nearly 6,800 of these positions.

The entire capacity adjustment program is due to be completed by the end of 2003. We are right on schedule with the implementation of the program and consequently expect to have a total workforce of approximately 60,000 employees in the Group by the end of the year, not taking into account initial consolidation and deconsolidation effects.

This program is backed by concrete measures, which will, however, not take full effect until the latter part of the year. In the first half of the year, the number of employees fell by 2,198 to 63,728, excluding the 1,798 people working for the initially consolidated Biochim Bank. The number of branch offices fell by 62 in the first half of the year, again excluding the 155 branch offices of the initially consolidated Biochim Bank.

. . . AND THE OPERATIONAL TURNAROUND IS TAKING HOLD

We have reason to be satisfied with the overall course of business in the first half of the year. The robust income trend in the second quarter of 2003 basically matches that of the first quarter. In the outlook section of the Financial Review (starting on page 8 in the Financial Section of the 2002 Annual Report) we specified the 2003 target corridor for the new HVB Group, i.e. on a pro-forma basis following the spin-off of the Hypo Group. We hit this target corridor on a prorated basis in the first half of the year. Despite persistently difficult markets, we are very close to our stated bandwidth for operating revenues. Our budget assumptions regarding credit risk provisions continue to prove accurate. We anticipated the effect the high numbers of bankruptcies would have on income. The reduction in general administrative expenses will be reinforced by the expanded capacity-adjustment program, and monitored by strict cost controlling. In this way, general administrative expenses were cut to a value below the target corridor for the first half of the year. Consequently, the cost-income ratio of HVB Group new has improved appreciably compared with last year, from 72% to 68.2%. Thus it lies in the middle of the envisaged target corridor.

HVB Group new	*2003 e*	*1/2 of 2003 e*	*1/1–6/30/2003*
Total operating revenues (€ millions)	9,500 – 9,900	4,750 – 4,950	4,743
Provisions for losses on loans and advances (€ millions)	2,300 – 2,600	1,150 – 1,300	1,164
General administrative expenses (€ millions)	6,500 – 6,700	3,250 – 3,350	3,233
Cost-income ratio (in %)	66 – 70	66 – 70	68.2

OPERATING REVENUES

The following information regarding the earnings and balance sheet trends relates to HVB Group as a whole, including Hypo Group. The total operating revenues of €2,537 million in the second quarter matched the level of the first quarter. Although the total operating revenues of €5,101 million were 2.9% below the figure at this point last year, the total does match the average half-year figure in 2002.

Within the overall picture, net interest income has fallen back to €3,247 million, a 3.2% drop compared with last year. The main reasons for this were: the effects of the stronger euro, especially in relation to the dollar and a number of CEE currencies; declines in volumes caused by the reduction in risk assets in line with our transformation program. The interest margin calculated on the basis of the average volume of business increased 7 basis points compared with the first half of last year to 1.10%. A detailed breakdown of interest income and interest expenses is shown in the notes.

The weak state of international capital markets further depressed earnings from securities and custodial services. Furthermore, fees and commission income from lending operations declined, due among other factors to lower guarantee commissions coupled with declining commitments under guarantee agreements. Consequently, net commission income at €1,342 million is 4.5% below the prior year level. The ratio of net commission income to total operating revenues remained nearly unchanged at 26.3% (2002: 26.2%).

With trading profit amounting to €487 million in the first half of the year, we significantly exceeded the high prior-year level despite the weakness of the capital markets. The trading profit of €246 million in the second quarter was actually slightly higher than the first-quarter result.

GENERAL ADMINISTRATIVE EXPENSES

After slashing expenses by more than 8% already last year, we are committed to cutting our costs even further in 2003 by means of a capacity adjustment program. We succeeded in reducing general administrative expenses sharply, down 11.3% to €3,341 million. We calculate the cost-income ratio as the percentage of total operating revenues made up by general administrative expenses; we have improved this figure to 65.5% from 69.1% last year. In the second quarter we again improved the cost-income ratio to 65% as compared with 66% in the first quarter.

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

In contrast to last year, we were spared any unpleasant surprises in terms of loan-loss provisions in the first quarter of 2003. For HVB Group before the spin-off of Hypo Group, we expect to record total provisions for losses on loans and advances amounting to €3,043 million in 2003, or €1,522 million on a pro rated basis for the first six months. This represents a decline of 19.8% compared with the prorated prior year amount. The loan-loss provisions of HVB Group also include all loan-loss provisions of Hypo Group, without deducting the risk guarantee issued to Hypo Group for this year, which will total no more than €460 million. The extent to which this guarantee will be required – resulting in charges for HVB Group new and corresponding relief for Hypo Group – depends on how business progresses.

OPERATING RESULT AND NET INCOME BEFORE TAXES

The operating result increased to €127 million in the second quarter, a 14% improvement on the first quarter. This means that the turnaround as compared with last year's results is continuing – and in the second quarter this is not only the outcome of the chosen approach of applying prorated loan-loss provisions from the prior year. With the loan-loss provisions actually shown, operating income in the second quarter of 2002 was a loss of €89 million. The second quarter of this year represents an improvement of €216 million over that result.

Net income from investments was affected by non-recurring effects last year, whereas we generated no significant gains from disposals in the first half of 2003. In contrast to the treatment under U.S. GAAP, scheduled amortization is taken on goodwill in our financial statements prepared in accordance with

IFRS. The related charges totaled €108 million in the first half of this year. In connection with preparations for the spin-off of the commercial real estate finance business, costs of nearly €50 million have been incurred by Hypo Group, for instance transaction costs and restructuring expenses. In the second quarter they are reported under other expenses for the first time, and negatively affect the overall result. At €53 million, net income before taxes is again positive in the second quarter and exceeds the figure for the first quarter (€24 million).

TAXES ON INCOME

Under taxes on income we show the actual taxes as well as deferred tax assets and liabilities for temporary differences between the values stated in accordance with IFRS and the values stated for tax reporting purposes. The actual taxes, which are significantly higher than Group income before taxes, mainly reflect profits earned by our foreign branches and subsidiaries, since tax regulations do not permit these profits to be offset against domestic losses. Another factor negatively impacting taxes was the reversal of deferred tax assets from past years.

TRENDS IN INDIVIDUAL BUSINESS SEGMENTS

SEGMENT REPORTING

The contribution of HVB Group new to net income before taxes was a loss of €38 million; Hypo Group to be spun off contributed income of €112 million. However, it must be taken into account that HVB Group new was charged under »Balance of other income and expenses« for the pro rata risk guarantee of €230 million for the Hypo Group, and that Hypo Group was relieved accordingly under loan-loss provisions. HVB Group new had an operating profit of €346 million in the first half of 2003, thus solidifying the turnaround reported in the first quarter of 2003 compared with the prior year. Within HVB Group new, the segments recorded the following contributions to operating result:

Germany	– € 68 million
Austria and CEE	€194 million
Corporates & Markets	€457 million
Real Estate Workout	– € 56 million.

TRENDS IN GERMANY SEGMENT

In the Germany segment, operating revenues rose a modest 2% against the prior year as a result of higher revenues in all items contributing to operating income. Additional cost reductions led to a noticeable improvement in the cost-income ratio to 70.5% as compared with the values for the prior year (78.3%) and the first quarter of 2003 (71.1%). Furthermore, the sharp reduction in loan-loss provisions led to a steep decline in the loss contributed to net income on the operational side of the business.

Within the Germany business segment, the *private customer business* (including asset management and private banking activities) had stable operating revenues and achieved a 14% reduction in administrative expenses to produce an improved cost-income ratio. In particular the reduction in loan-loss provisions by half resulted in a nearly balanced operating result, following significant losses in the prior year.

In the division covering *corporate customers* and professionals, the strict application of risk-adjusted pricing more than compensated for the implemented reduction in volume in lending operations by means of margin adjustments, resulting in a slight increase in operating revenues. We continued to take a selective approach to the lending business. Through the significant reduction in loan-loss provisions, we succeeded in reducing the trend in operating profits as compared with the prior year.

In the *commercial real estate financing business* that remained after the spin-off of Hypo Real Estate Group, we cut by nearly one half the operating losses in a market that is still difficult. We will continually reduce this portfolio over the coming years.

TRENDS IN GERMANY SEGMENT

INCOME STATEMENT BY DIVISION

	Retail customers	Corporates and professionals	Commercial real estate finance	Consolidation	Germany segment Total
			€ millions		
Operating revenues					
June 30, 2003	1,075	773	263	7	2,118
1/2 of 2002	1,079	758	263	(14)	2,086
Provisions for losses on loans and advances					
June 30, 2003	110	348	235	—	693
1/2 of 2002	213	435	279	—	927
General administrative expenses					
June 30, 2003	969	407	110	7	1,493
1/2 of 2002	1,127	386	129	(9)	1,633
Operating profit (loss)					
June 30, 2003	(4)	18	(82)	—	(68)
1/2 of 2002	(261)	(63)	(145)	(5)	(474)
Cost-income ratio					
June 30, 2003	90.1%	52.7%	41.8%		70.5%
Dec. 31, 2002	104.5%	50.9%	49.1%		78.3%

TRENDS IN AUSTRIA AND CEE SEGMENT

The Austria and CEE segment continued to develop strongly, reflected in a 18% rise in the operating profit compared with the first quarter of 2003 and 6% compared with the prior year to €194 million. Operating revenues remained nearly constant, with the pleasing increase in the trading profit partially offsetting the decline in net interest income. The reductions in loan loss provisions and administrative expenses boosted the operating result.

In the *private customers division* of the Austria and CEE segment, sustained margin pressure led to a decline in net interest income, and consequently in total operating revenues. Although we reduced administrative expenses at the same time, the operating profit decreased by approximately 15% while loan-loss provisions remained stable.

In *corporate banking* in Austria we continued to successfully implement our strategy to position ourselves in the market as an arranger of financial solutions extending beyond the conventional lending business. In doing so, we stabilized the operating revenues and loan loss provisions at the prior year levels. Particularly due to increased administrative expenses, the operating result declined.

In *Central and Eastern Europe (CEE)* we made selective acquisitions to further solidify our position as the region's leading network bank. In the CEE division, income is displaying a pleasing trend, with operating results up 72% to €74 million. With administrative expenses unchanged, the cost-income ratio improved as a result of higher operating income. The satisfactory downward trend in loan loss provisions continued.

TRENDS IN AUSTRIA AND CEE SEGMENT

INCOME STATEMENT BY DIVISION

	Private customers	Corporates	CEE	Consolidation	Austria and CEE segment Total
			€ millions		
Operating revenues					
June 30, 2003	599	453	476	—	1,528
1/2 of 2002	630	459	462	(1)	1,550
Provisions for losses on loans and advances					
June 30, 2003	48	130	58	—	236
1/2 of 2002	49	132	75	—	256
General administrative expenses					
June 30, 2003	499	255	344	—	1,098
1/2 of 2002	520	247	344	—	1,111
Operating profit (loss)					
June 30, 2003	52	68	74	—	194
1/2 of 2002	61	80	43	(1)	183
Cost-income ratio					
June 30, 2003	83.3%	56.3%	72.3%		71.9%
Dec. 31, 2002	82.6%	53.9%	74.6%		71.7%

Including the net income from Corporates & Markets and the Other/consolidation segment together with the Group-specific items such as amortization and funding expense of goodwill, the Bank Austria Creditanstalt Group overall contributed €175 million to the net income before taxes reported by HVB Group new. The system of segment reporting employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the group-specific items mentioned. Consequently, the contributions to earnings made by the Bank Austria Creditanstalt Group and all other Group companies with group-specific items do not, from the corporate point of view, match their primary net income. The primary net income before taxes reported by the Bank Austria Creditanstalt Group of €301 million is published separately by Bank Austria Creditanstalt.

TRENDS IN CORPORATES & MARKETS SEGMENT

The Corporates and Markets segment generated the largest contribution within HVB Group new, with an operating profit of €457 million. The cost-income ratio improved distinctly from 52.3% to 47.9% through the material decline in general administrative expenses allied with stable operating revenues. Trading profit improved at a satisfactory rate, rising a further 13% over the already high prorated figure for this point last year. The sharp reduction in loan-loss provisions in particular helped the operating result to increase to more than triple the prorated prior year total. It rose an additional 27% compared with the first quarter in 2003.

In the *Equity Markets division,* operating revenues were down mainly owing to a decline in net commission income. This is the result of stock market revenues remaining low and continuing weakness in the corporate finance business. Due to strongly reduced general administrative expenses, the negative contribution to operational earnings decreased considerably.

The *Debt Markets division* succeeded in maintaining the high contributions to earnings achieved in the prior year as a result of a good trading profit. With administrative expenses unchanged, the cost-income ratio improved to 57.4% owing to an increase in operating income. This produced a 7% increase in the operating result.

In the *Corporates division,* operating revenues were stable. The slight decline in net interest income was offset by the welcome increase in net commission income. The syndicated and structured finance business and corporate bond issuance business exerted a positive influence on net commission income. The cost-income ratio improved to 32.5% as a result of further cost-cutting. Particularly instrumental in the turnaround in the division's operating result was the reduction in loan-loss provisions by more than half.

TRENDS IN CORPORATES & MARKETS SEGMENT

INCOME STATEMENT BY DIVISION

	Equity Markets	Debt Markets	Corporates	Consolidation	Corporates & Markets segment Total
			€ millions		
Operating revenues					
June 30, 2003	80	521	671	(5)	1,267
1/2 of 2002	98	525	670	(32)	1,261
Provisions for losses on loans and advances					
June 30, 2003	—	—	203	—	203
1/2 of 2002	—	2	457	—	459
General administrative expense					
June 30, 2003	95	299	218	(5)	607
1/2 of 2002	124	316	253	(33)	660
Operating profit (loss)					
June 30, 2003	(15)	222	250	—	457
1/2 of 2002	(26)	207	(40)	1	142
Cost-income ratio					
June 30, 2003	118.8%	57.4%	32.5%		47.9%
Dec. 31, 2002	125.3%	60.1%	37.9%		52.3%

TOTAL ASSETS AND LENDING VOLUME

The total assets of HVB Group amounted to €669.1 billion at June 30, 2003, down 3.2% on the year-end total. The decline resulted primarily from lower loans and advances to customers, and investments. The lending volume decreased by €21.2 billion to €466.8 billion, with both placements with, and loans and advances to, customers and other banks, and contingent liabilities falling.

RISK ASSETS AND KEY CAPITAL RATIOS

In order to bolster the core capital ratio in the corporate group, we aim in particular to reduce risk assets considerably by the end of the year. A reduction of €40 billion is to be realized by securitizing risks, paring back lending operations in the Americas and Asia, selling portfolios and disposing of holdings that do not generate any strategic or operational value. In the first half of the year, we reduced risk assets by €18.9 billion to €321.7 billion. The first true sale transaction in London contributed approximately €800 million to this amount. The core capital ratio has improved compared with year-end 2002, from 5.6% to 5.8%, and the equity funds ratio has improved from 9.1% to 9.4%. The measures we have initiated to reduce risk assets and bolster the capital base are geared to boosting our credit standing on the international capital markets and hence to enhancing the funding options at our disposal.

OTHER INFORMATION

IFRS PRINCIPLES

The present report has been prepared in accordance with IAS 34. We have applied the same accounting and valuation principles as in the consolidated financial statements for 2002 (explained in detail starting on page 47 in the Financial Section of the 2002 Annual Report). Segment reporting is based on the same segment structure as in the consolidated financial statements for 2002.

As in the consolidated financial statements for 2002, we have reported the new Hypo Group in the notes as a so-called discontinuing operation, showing it as a separate segment in segment reporting.

In this report, the segment reporting on the Germany, Austria and CEE and Corporates & Markets segments has been expanded to include for the first time a description and analysis of the division results as compared with the prior year. In this way we achieve greater transparency in explaining our operating performance.

CHANGES TO THE GROUP OF CONSOLIDATED COMPANIES

In the second quarter of 2003 we deconsolidated PlanetHome AG. The company was valued on the balance sheet in the first quarter at €36 million, and reported net income before taxes of approximately €1 million. At DIA Vermögensverwaltungs-GmbH we acquired the remaining shares in Westfälische Hypothekenbank AG, hence increasing our stake from 75% to 100%. HVB Payments & Services GmbH, with its 700 employees, was spun off by HVB AG and added to the group of consolidated companies at April 1, 2003. The comparison for the period under review must also take into account that the companies deconsolidated in the consolidated financial statements for 2002 (see Annual Report 2002, Financial Section, starting on p. 47) were still included during the first half of the prior year, and were not deconsolidated until later in the year.

EVENTS AFTER JUNE 30, 2003

At the beginning of July 2003 we sold approximately 33 million shares in Bank Austria Creditanstalt AG (excluding the allotment option) from a capital increase. This move reduced our stake in Bank Austria Creditanstalt to 77.5%. The decision on the exercise of the allotment option (the so-called greenshoe) will be made no later than August of this year. This transaction will in particular result in changes in minority interest in net income in our consolidated financial statements and in the minority interest item on the liabilities side of the balance sheet.

With the sale of norisbank AG in mid-July 2003 we took another important step in our transformation program. Pending the required resolutions by governing bodies and approval by regulatory authorities, norisbank is expected to change ownership effective September 30, 2003. Through this transaction and with the prorated profit of norisbank for the first nine months of this year, HVB Group will earn a profit of €447 million. During the first half of 2003, norisbank earned net income before taxes of €27.1 million and reported total assets of approximately €3.2 billion at June 30, 2003. The company has approximately 1,100 employees at about 100 branch offices.

HVB Real Estate Bank AG has signed a letter of intent with a buyer providing for the sale of FGH-Bank. The signing of the contract and the transfer are to take place pending approval by the bank supervisory authorities after the spin-off of the commercial real estate finance business of HVB Group to the new Hypo Group. At year-end 2002, FGH-Bank reported total assets of approximately €4.9 billion. The company earned net income before taxes of approximately €45 million in 2002 and employs 150 people.

In addition, we continued with our securitization program in July with a new synthetic asset-backed security transaction (PROMISE Color-2003-1 Plc.) with a total volume of €1.13 billion.

AUDITING REVIEW

The figures of Hypo Group presented separately in the note "Discontinuing Operations" and in the segment reporting comprise the basis for the Management's Discussion & Analysis in the IPO prospectus of Hypo Real Estate Holding. Consequently, they were subjected to an auditing review by the auditors of our financial statements.

SHARE

With an increase of nearly 110% over the lows at the end of the prior quarter, the HVB share achieved a strong recovery in the second quarter.

The overall mood on the international capital markets has significantly improved since the end of the Iraq war. During the same period, the DAX has gained approximately 33% and the EuroStoxx 50sm has risen by nearly 19%. There has also been a noticeable improvement in the tense situation on the bond markets. Risk premiums – especially for HVB issues – showed a marked downward tendency.

The considerably above-average growth of our share underscores the acceptance of our transformation program by international investors. The implementation of the program on schedule has met with positive responses from all capital market participants. The approval for the spin-off of the commercial real estate financing activities granted by the annual shareholders meeting in May, the successful BA-CA stock market placement and the sale of norisbank in July 2003 represent significant milestones in this transformation. We also believe that the improved trend in operating income during the first half of the year represents further potential for boosting our share price.

In the second quarter, economic growth remained slow. Economic growth in the USA, at an annualized rate of 1.5%, does not appear to be stronger than the level achieved in the prior quarter. In the euro zone, growth has stagnated since the beginning of 2003. Total economic output in Germany was nearly unchanged in the second quarter, after it actually shrank slightly during the prior quarter. In Austria, too, production and labor market figures point to economic stagnation. The number of bankruptcies remained at a high level, specially in Germany.

With an estimated average growth rate of 3% as compared with the prior year, the CEE economies again achieved significantly stronger growth than the euro area in the second quarter. The intensified trade relations are making it increasingly difficult for these countries to decouple from the general economic weakness, especially of the German economy. The overall stronger economic growth was primarily the result of robust domestic demand, which in most countries was generated by higher real wages (bolstered by progress in productivity) and the resultant stimulus to personal consumption. At the regional level the Baltic countries are experiencing the strongest growth. Growth in Poland is slowly developing as increased investments due to more favorable financing terms and improved company results are contributing to faster growth. A number of devaluation rounds in Poland and Hungary boosted foreign trade, but also led to temporary uncertainty on the part of international investors. The catching-up process is also continuing in southeastern Europe, supported by investments with high growth rates.

INDUSTRY TRENDS

On the whole, the prevailing conditions within the financial services sector improved slightly over the past three months. The equity markets have made a strong recovery from their lows at the end of the prior quarter, with the German market achieving the strongest gains. The debt markets have remained in relatively good shape.

Interest rates have again declined on the whole, while the interest rate curve has remained steep. This exerted pressure on interest margins, especially for banks with extensive customer deposits. On the other hand, German financial institutions are increasingly successful at obtaining higher lending margins in the credit business. In addition, the demand for personal loans for consumer goods is acting as a stabilizing influence on the development of credit volumes.

On the credit risk side, cyclical trends are expected again this year to cause higher than average risk provision requirements, especially for domestic banks. However, these requirements are likely to be below the prior year level.

The commission business was dominated by volatile capital markets during the first half of the year. However, the prospects for increased commission income in the securities business during the second half of the year have considerably improved as a result of the recent upward trend in the markets. Following the good results achieved in our business with outside capital and foreign-currency products during the first half of the year, we now aim to stabilize our trading income over the remainder of the year.

After the enormous difficulties of the prior year, a noticeable overall improvement in operating income is expected for German banks this year.

GENERAL ECONOMIC TRENDS

With the Iraq war over, oil prices at low levels, the SARS illness vanishing in Asia, and central banks again cutting interest rates in the USA and the euro zone, conditions for overall economic trends are favorable. Supported by massive tax cuts, there are signs of growth in the USA during the second half of the year accelerating to an annualized rate of 4% as compared with the prior year.

The euro area will temporarily profit from this economic plateau in the USA (anticipated growth for 2003: 0.6%, Germany 0.2%). The deciding factor for the medium-term growth prospects in Europe is above all the fact that reform discussions are again a priority in many countries. German growth prospects are brighter for the coming years with the implementation of Agenda 2010, the abandonment of strike action in eastern Germany, and the decision to move the tax reform forward. Austria and France have passed pension reforms.

Bolstered by more favorable international conditions, exports and investments will add impetus to the economies in Central and Eastern Europe during the months ahead. The countries in this region will also profit from the convergence process prior to their accession to the European Union following the positive decisions in the referendums in Poland and the Czech Republic.

FUTURE EARNING TRENDS OF HVB GROUP

We succeeded in meeting our earnings forecast in the first half of the year, even though we received no tailwind from the capital markets and also executed no special transactions aimed at enhancing results. This achievement gives us greater confidence to persist with our chosen strategy, and to implement our transformation program rapidly. Overall, the risks to the future development of HVB Group outlined in the Risk Report (on pages 10 – 36 in the Financial Section of our 2002 Annual Report) have not altered materially in the first half of this year. All in all, therefore, we are abiding by the projections that we described under the outlook in the 2002 Financial Review (starting on page 8 in the Financial Section of the 2002 Annual Report). In particular, this applies to the turnaround in the operational side of the business which we were already able to achieve in the first half of the year.

During the coming months, HVB Group will implement further steps in its transformation program. The main focus, following the IPO of BA-CA and the sale of norisbank, will be on the spin-off of Hypo Group. Moreover, the disposal of additional non-strategic holdings and a number of securitization transactions are planned over the remainder of the year. In view of the milestones achieved so far in our transformation, we are confident that the remainder of the program can also be implemented successfully and on schedule. Over the remainder of the year, we expect the operational side of the business to meet the budgets we have presented.

INCOME STATEMENT
FROM JANUARY 1 TO JUNE 30, 2003

EARNINGS/EXPENSES

	Notes	1/1–6/30/ 2003	1/1–6/30/ 2002	Change	
		€ millions	€ millions	€ millions	in %
Interest and similar income		15,402	17,020	–1,618	– 9.5
Interest expense and similar charges		12,155	13,667	–1,512	–11.1
Net interest income	3	3,247	3,353	– 106	– 3.2
Provisions for losses on loans and advances[1]	4	1,522	1,898	– 376	–19.8
Net interest income after provisions for losses on loans and advances		1,725	1,455	+ 270	+ 18.6
Fee and commission income		1,658	1,725	– 67	– 3.9
Fee and commission expenses		316	320	– 4	– 1.3
Net commission income	5	1,342	1,405	– 63	– 4.5
Gains less losses arising from trading securities (trading profit)	6	487	435	+ 52	+ 12.0
General administrative expenses	7	3,341	3,768	– 427	– 11.3
Balance of other operating income and expenses	8	25	60	– 35	– 58.3
Operating profit (loss)		**238**	**(413)**	**+ 651**	
Net income from investments		11	642	– 631	– 98.3
Amortization of goodwill		108	108	—	—
Balance of other income and expenses	9	(64)	(64)	—	—
Profit from ordinary activities/ net income before taxes		**77**	**57**	**+ 20**	**+ 35.1**
Taxes on income[1]		187	18	+ 169	
Net income (loss)		**(110)**	**39**	**– 149**	
Minority interest in net income (loss)[1]		(34)	14	– 48	
Consolidated profit (loss)		**(144)**	**53**	**– 197**	

	Notes	1/1–6/30 2003	1/1–6/30 2002
		in €	in €
Earnings per share (excl. amortization of goodwill)	10	(0.07)	0.30
Earnings per share	10	(0.27)	0.10

Since no conversion rights or option rights to approved capital existed at June 30, 2003, there is no calculation of diluted earnings per share.

[1] Due to the untypical course in the previous year, we have estimated provisions for losses on loans and advances on the pro-rata prior-year figure and thus also adjusted income taxes and minority interests accordingly.

INCOME STATEMENT
FROM APRIL 1 TO JUNE 30, 2003

EARNINGS/EXPENSES

	Notes	4/1–6/30/ 2003	4/1–6/30/ 2002	Change	
		€ millions	€ millions	€ millions	in %
Interest and similar income		7,624	8,257	– 633	– 7.7
Interest expense and similar charges		5,997	6,673	– 676	–10.1
Net interest income	3	1,627	1,584	+ 43	+ 2.7
Provisions for losses on loans and advances[1]	4	760	949	– 189	–19.9
Net interest income after provisions for losses on loans and advances		867	635	+ 232	+ 36.5
Fee and commission income		823	825	– 2	– 0.2
Fee and commission expenses		154	141	+ 13	+ 9.2
Net commission income	5	669	684	– 15	– 2.2
Gains less losses arising from trading securities (trading profit)	6	246	171	+ 75	+ 43.9
General administrative expenses	7	1,650	1,843	–193	– 10.5
Balance of other operating income and expenses	8	(5)	32	– 37	
Operating profit (loss)		**127**	**(321)**	**+448**	
Net income from investments		21	457	–436	– 95.4
Amortization of goodwill		54	54	—	—
Balance of other income and expenses	9	(41)	(36)	– 5	– 13.9
Profit from ordinary activities/ net income before taxes		**53**	**46**	**+ 7**	**+15.2**
Taxes on income[1]		110	9	+ 101	
Net income (loss)		**(57)**	**37**	**– 94**	
Minority interest in net income (loss)[1]		(10)	7	– 17	
Consolidated profit (loss)		**(67)**	**44**	**–111**	

	Notes	4/1–6/30 2003	4/1–6/30 2002
		in €	in €
Earnings per share (excl. amortization of goodwill)	10	(0.03)	0.18
Earnings per share	10	(0.13)	0.08

[1] Due to the untypical course in the previous year, we have estimated provisions for losses on loans and advances on the pro-rata prior-year figure and thus also adjusted income taxes and minority interests accordingly.

BALANCE SHEET
AT JUNE 30, 2003

ASSETS

	Notes	6/30/2003	12/31/2002	Change	
		€ millions	€ millions	€ millions	in %
Cash reserve		5,949	5,373	+ 576	+10.7
Assets held for trading purposes	11	88,130	85,252	+ 2,878	+ 3.4
Placements with, and loans and advances to, other banks	12	70,317	73,867	− 3,550	− 4.8
Loans and advances to customers	12	394,594	409,938	−15,344	− 3.7
Write-downs on loans and advances	13	(14,677)	(13,716)	− 961	− 7.0
Investments	14	93,467	101,998	− 8,531	− 8.4
Property, plant and equipment		3,267	3,473	− 206	− 5.9
Intangible assets		3,777	3,816	− 39	− 1.0
Other assets		24,311	21,156	+ 3,155	+14.9
Total assets		**669,135**	**691,157**	**−22,022**	**− 3.2**

LIABILITIES

	Notes	6/30/2003	12/31/2002	Change	
		€ millions	€ millions	€ millions	in %
Deposits from other banks	15	139,284	143,361	− 4,077	− 2.8
Amounts owed to other depositors	16	150,566	154,922	− 4,356	− 2.8
Promissory notes and other liabilities evidenced by paper	17	250,486	271,561	−21,075	− 7.8
Liabilities held for trading purposes		61,689	51,479	+10,210	+19.8
Provisions	18	11,653	10,931	+ 722	+ 6.6
Other liabilities		20,831	21,549	− 718	− 3.3
Subordinated capital	19	20,983	22,311	− 1,328	− 6.0
Minority interest		756	813	− 57	− 7.0
Shareholders' equity		12,887	14,230	− 1,343	− 9.4
Subscribed capital		1,609	1,609	—	—
Additional paid-in capital		13,112	13,112	—	—
Retained earnings		2,924	2,882	+ 42	+ 1.5
Change in valuation of financial instruments		(4,614)	(3,373)	− 1,241	− 36.8
AfS reserve		(1,974)	(1,319)	− 655	−49.7
Hedge reserve		(2,640)	(2,054)	− 586	−28.5
Consolidated profit 2002		—	—	—	—
Profit (loss) 1/1–6/30/2003		(144)	—	− 144	—
Total shareholders' equity and liabilities		**669,135**	**691,157**	**−22,022**	**− 3.2**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	2003	2002
	€ millions	
Shareholders' equity at January 1	**14,230**	**25,110**
Changes from 1/1–6/30		
Subscribed capital	—	—
Additional paid-in capital		
Capital increases	—	—
Change in holdings of, and net income from, treasury stock	—	(4)
Retained earnings		
Change in group of consolidated companies and changes in foreign exchange rates	42	(128)
Change in valuation of financial instruments	(1,241)	(2,566)
Consolidated profit 2002 (Dividend payment of HVB AG)[1]	—	(457)
Profit 1/1–6/30	(144)	53
Shareholders' equity at June 30	**12,887**	**22,008**

1 HVB AG failed to post a profit in fiscal 2002. For this reason no divided will be paid for this fiscal year.

CASH FLOW STATEMENT

	2003	2002
	€ millions	
Cash and cash equivalents at January 1	**5,373**	**8,036**
Cash flow from operating activities	(3,143)	(938)
Cash flow from investment activities	4,839	222
Cash flow from financing activities	(1,062)	1,561
Effects of exchange rate changes on cash and cash equivalents	(58)	(171)
Cash and cash equivalents at June 30	**5,949**	**8,710**

1

DISCONTINUING OPERATIONS

In addition to the companies and parts of companies already included at the end of 2002 (for a complete listing please refer to page 54 of the Financial Section of our 2002 Annual Report), HVB Group includes HVB Bank Ireland, Dublin, excluding the existing non-real estate portfolios. Until the final separation takes place, the Bank will report on this operation under a new segment called Hypo Group.

The shareholders' equity of Hypo Group has been calculated on the basis of the amortized book values of the assets and liabilities of the new group, taking into account the transaction structure currently planned. The provision of additional capital by HVB AG is already included. The risk guarantee by HVB AG is taken into account on a pro rata basis. In terms of the operations to be transferred by HVB AG, our pro-forma view is based on the assumption that they are transferred either physically or synthetically to Hypo Group by means of derivatives.

PRO-FORMA-INCOME STATEMENT FOR THE DISCONTINUING OPERATION HYPO GROUP

	1/1–6/30/ 2003	½ of 2002	Change	
	€ millions	€ millions	€ millions	in %
Net interest income	373	368	+ 5	+ 1.4
Provisions for losses on loans and advances	130	253	–123	– 48.6
Net interest income after provisions for losses on loans and advances	243	115	+128	
Net commission income	14	6	+ 8	
Gains less losses arising from trading securities (trading profit)	—	—	—	—
General administrative expenses	127	127	—	—
Balance of other operating income and expenses	(5)	7	– 12	
Operating profit (loss)	**125**	**1**	**+124**	
Net income from investments	2	31	– 29	– 93.5
Amortization of goodwill	—	—	—	—
Additions to restructuring provisions	—	1	– 1	–100.0
Balance of other income and expenses	(15)	(1)	– 14	
Profit from ordinary activities/ net income before taxes	**112**	**30**	**+ 82**	
Income taxes	30	20	+ 10	+ 50.0
Net income (loss)	**82**	**10**	**+ 72**	

SELECTED ITEMS IN THE PRO-FORMA-BALANCE SHEET OF THE DISCONTINUING OPERATION HYPO GROUP

	6/30/ 2003	12/31/ 2002	Change	
	€ billions	€ billions	€ billions	in %
Total lending volume	119	124	– 5	– 4.0
of which:				
mortgage loans	60	65	– 5	– 7.7
municipal loans	51	55	– 4	– 7.3
Write-downs on loans and advances	(2)	(2)	—	—
Investments	40	39	+ 1	+ 2.6
Deposits from other banks/ amounts owed to other depositors	32	32	—	—
Promissory notes and other liabilities evidenced by paper	119	131	–12	– 9.2
of which:				
mortgage bonds	18	14	+ 4	+28.6
public-sector bonds	61	69	– 8	–11.6
Shareholders' equity (without changes in valuation of financial instruments)	4	1	+ 3	

SEGMENT REPORTING
OPERATING PERFORMANCE BY SEGMENT
FROM JANUARY 1 TO JUNE 30, 2003

	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/Con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
				€ millions					
Net interest income									
1/1 –6/30/2003	1,489	944	653	(9)	(200)	2,877	373	(3)	3,247
1/2 of 2002	1,477	991	687	(5)	(181)	2,969	368	(12)	3,325
Provisions for losses on loans and advances									
1/1 –6/30/2003	693	236	203	30	2	1,164	130	228	1,522
1/2 of 2002	927	256	459	—	4	1,646	253	—	1,899
Net commission income									
1/1 –6/30/2003	597	536	211	—	(15)	1,329	14	(1)	1,342
1/2 of 2002	593	532	209	(1)	3	1,336	6	—	1,342
Gains less losses arising from trading securities (trading profit)									
1/1 –6/30/2003	3	48	397	—	39	487	—	—	487
1/2 of 2002	2	15	350	—	27	394	—	—	394
General administrative expenses									
1/1 –6/30/2003	1,493	1,098	607	14	21	3,233	127	(19)	3,341
1/2 of 2002	1,633	1,111	660	13	31	3,448	127	(37)	3,538
Balance of other operating income and expenses									
1/1 –6/30/2003	29	—	6	(3)	18	50	(5)	(20)	25
1/2 of 2002	14	12	15	(2)	51	90	7	(39)	58
Operating profit (loss)									
1/1 –6/30/2003	(68)	194	457	(56)	(181)	346	125	(233)	238
1/2 of 2002	(474)	183	142	(21)	(135)	(305)	1	(14)	(318)
Net income from investments									
1/1 –6/30/2003	(4)	30	(9)	—	(15)	2	2	7	11
1/2 of 2002	(49)	25	(133)	—	451	294	31	—	325
Amortization of goodwill									
1/1 –6/30/2003	9	65	31	—	2	107	—	1	108
1/2 of 2002	107	59	30	—	2	198	—	—	198
Additions to restructuring provisions									
1/1–6/30/2003	—	—	—	—	—	—	—	—	—
1/2 of 2002	106	1	18	—	17	142	1	—	143
Balance of other income and expenses									
1/1–6/30/2003	(5)	(1)	(2)	(36)	(235)	(279)	(15)	230	(64)
1/2 of 2002	(6)	(1)	(1)	(57)	(10)	(75)	(1)	—	(76)
Profit from ordinary activities/ net income before taxes									
1/1–6/30/2003	(86)	158	415	(92)	(433)	(38)	112	3	77
1/2 of 2002	(742)	147	(40)	(78)	287	(426)	30	(14)	(410)
of which: Bank Austria Group									
1/1–6/30/2003		158	23		(6)	175			175
1/2 of 2002		147	(21)		17	143			143

OPERATING PERFORMANCE BY SEGMENT QUARTERLY OVERVIEW

	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/Con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
	€ millions								
Net interest income									
1st Quarter of 2003	737	467	323	(5)	(109)	1,413	207	—	1,620
2nd Quarter of 2003	752	477	330	(4)	(91)	1,464	166	(3)	1,627
¼ of 2002	739	495	343	(2)	(91)	1,484	184	(6)	1,662
Provisions for losses on loans and advances									
1st Quarter of 2003	336	125	121	—	1	583	179	—	762
2nd Quarter of 2003	357	111	82	30	1	581	(49)	228	760
¼ of 2002	463	128	230	—	2	823	126	—	949
Net commission income									
1st Quarter of 2003	307	268	102	—	(7)	670	3	—	673
2nd Quarter of 2003	290	268	109	—	(8)	659	11	(1)	669
¼ of 2002	297	266	105	—	—	668	3	—	671
Gains less losses arising from trading securities (trading profit)									
1st Quarter of 2003	2	29	186	—	24	241	—	—	241
2nd Quarter of 2003	1	19	211	—	15	246	—	—	246
¼ of 2002	1	8	175	—	13	197	—	—	197
General administrative expenses									
1st Quarter of 2003	754	548	306	7	15	1,630	67	(6)	1,691
2nd Quarter of 2003	739	550	301	7	6	1,603	60	(13)	1,650
¼ of 2002	817	555	330	7	15	1,724	64	(19)	1,769
Balance of other operational income and expenses									
1st Quarter of 2003	14	(2)	17	(1)	12	40	(2)	(8)	30
2nd Quarter of 2003	15	2	(11)	(2)	6	10	(3)	(12)	(5)
¼ of 2002	7	6	7	(1)	26	45	4	(20)	29
Operating profit (loss)									
1st Quarter of 2003	(30)	89	201	(13)	(96)	151	(38)	(2)	111
2nd Quarter of 2003	(38)	105	256	(43)	(85)	195	163	(231)	127
¼ of 2002	(236)	92	70	(10)	(69)	(153)	1	(7)	(159)
Net income from investments									
1st Quarter of 2003	(3)	14	(16)	—	2	(3)	(7)	—	(10)
2nd Quarter of 2003	(1)	16	7	—	(17)	5	9	7	21
¼ of 2002	(25)	13	(67)	—	226	147	15	—	162
Amortization of goodwill									
1st Quarter of 2003	5	33	16	—	—	54	—	—	54
2nd Quarter of 2003	4	32	15	—	2	53	—	1	54
¼ of 2002	54	29	15	—	1	99	—	—	99
Additions to restructuring provisions									
1st Quarter of 2003	—	—	—	—	—	—	—	—	—
2nd Quarter of 2003	—	—	—	—	—	—	—	—	—
¼ of 2002	53	—	9	—	9	71	1	—	72
Balance of other income and expenses									
1st Quarter of 2003	(1)	(1)	(1)	(18)	(2)	(23)	—	—	(23)
2nd Quarter of 2003	(4)	—	(1)	(18)	(233)	(256)	(15)	230	(41)
¼ of 2002	(3)	(1)	(1)	(29)	(4)	(38)	—	—	(38)

OPERATING PERFORMANCE BY SEGMENT QUARTERLY OVERVIEW (continued)

	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/Con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
					€ millions				
Profit (loss) from ordinary activities/ net income (loss) before taxes									
1st Quarter of 2003	(39)	69	168	(31)	(96)	71	(45)	(2)	24
2nd Quarter of 2003	(47)	89	247	(61)	(337)	(109)	157	5	53
¼ of 2002	(371)	75	(22)	(39)	143	(214)	15	(7)	(206)
of which:									
Bank Austria Group									
1st Quarter of 2003		69	17		11	97			97
2nd Quarter of 2003		89	6		(17)	78			78
¼ of 2002		75	(11)		8	72			72

KEY RATIOS, BY SEGMENT

	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout[1]	Other/Con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
					in %				
Cost-income ratio (based on operating revenues)									
1/1–6/30/2003	70.5	71.9	47.9	—	—	68.2	33.2	—	65.5
1/1–12/31/2002	78.3	71.7	52.3	—	—	72.0	33.3	—	69.1
Return on equity after taxes (net of amortization of goodwill)									
1/1–6/30/2003	(3.3)	10.0	17.6	—	—	(1.7)	4.0	—	(0.4)
1/1–12/31/2002	(16.1)	8.0	(0.4)	—	—	(2.6)	0.3	—	(2.3)
Return on equity after taxes									
1/1–6/30/2003	(3.6)	5.3	16.1	—	—	(3.3)	4.0	—	(1.6)
1/1–12/31/2002	(19.3)	4.3	(1.5)	—	—	(5.1)	0.3	—	(4.4)

1 Figures for Real Estate Workout division have no information value.

3

NET INTEREST INCOME

	1/1–6/30/ 2003	1/1–6/30/ 2002
	€ millions	
Interest and similar income from		
lending and money-market transactions	13,278	13,915
fixed-income securities and government-inscribed debt	1,762	2,705
equity securities and other variable-yield securities	102	144
subsidiaries	36	31
companies valued at equity	40	40
participating interests	42	31
investment property	17	31
Interest expense and similar charges for		
deposits	6,109	7,417
promissory notes and other liabilities evidenced by paper	5,384	5,584
subordinated capital	591	615
Net income from lease operations	**54**	**72**
Total	**3,247**	**3,353**

INTEREST MARGINS

	6/30/2003	6/30/2002
	in %	
Based on average risk assets (BIS)	2.16	2.05
Based on average volume of business	1.10	1.03

4

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

	1/1–6/30/ 2003	½ of 2002
	€ millions	
Additions	1,989	2,618
Write-downs on loans and advances	1,902	2,488
Provisions for guarantees and indemnities	87	130
Reversals	(404)	(669)
Write-downs on loans and advances	(362)	(594)
Provisions for guarantees and indemnities	(42)	(75)
Payments received for written-off loans	(63)	(51)
Total	**1,522**	**1,898**

Provisions for losses on loans and advances are calculated pro rata temporis on the basis of the *presumed annual requirements.*

5

NET COMMISSION INCOME

	1/1–6/30/ 2003	1/1–6/30/ 2002
	€ millions	
Securities and custodial services	515	579
Foreign trade operations/ Money transfer operations	483	460
Lending operations	209	244
Other service operations	135	122
Total	**1,342**	**1,405**

6

GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

	1/1–6/30/ 2003	1/1–6/30/ 2002
	€ millions	
Equity contracts	117	46
Interest rate and currency contracts	370	389
Total	**487**	**435**

This item includes interest and dividend income totaling €354 million and refinancing costs totaling €347 million resulting from the balance of assets and liabilities held for trading purposes.

7

GENERAL ADMINISTRATIVE EXPENSES

	1/1–6/30/ 2003	1/1–6/30/ 2002
	€ millions	
Personnel expense	1,856	2,108
Other administrative expenses	1,144	1,275
Depreciation and amortization on property, plant and equipment, and other assets	341	385
Total	**3,341**	**3,768**

8

BALANCE OF OTHER OPERATING INCOME AND EXPENSES

	1/1–6/30/ 2003	1/1–6/30/ 2002
	€ millions	
Other operating income	150	162
Other operating expenses	125	102
Balance of other operating income and expenses	**25**	**60**

9

BALANCE OF OTHER INCOME AND EXPENSES

	1/1–6/30/ 2003	1/1–6/30/ 2002
	€ millions	
Other income	**35**	**—**
Other expenses	**99**	**64**
of which:		
Other taxes	9	13
Absorbed losses	41	51
Balance of other income and expenses	**(64)**	**(64)**

The other expenses up to June 30, 2003 include expenses totaling €49 million associated with the spin-off of Hypo Real Estate Group as well as assumed losses and other taxes. The other income includes the write-back in the income statement of provisions against goodwill losses in connection with the purchase of additional Westfälische Hypothekenbank AG shares.

10

EARNINGS PER SHARE

	1/1–6/30/ 2003	1/1–6/30/ 2002
Net income (loss) adjusted for minority interest (€ millions)	(144)	53
Net income (loss) adjusted for minority interest and before amortization of goodwill (€ millions)	(36)	161
Average number of shares	536,288,701	536,288,701
Earnings per share in € (excl. amortization of goodwill	**(0.07)**	**0.30**
Earnings per share in €	**(0.27)**	**0.10**

11

ASSETS HELD FOR TRADING PURPOSES

	6/30/2003	12/31/2002
	€ millions	
Debt securities and other fixed-income securities	31,982	33,793
Equity securities and other variable-yield securities	2,565	2,536
Positive fair values from derivative financial instruments	49,456	44,411
Other assets held for trading purposes	4,127	4,512
Total	**88,130**	**85,252**

12

LENDING VOLUME

By content:

	6/30/2003	12/31/2002
	€ millions	
Credits and loans to other banks	41,308	43,155
Credits and loans to customers	391,208	406,210
Contingent liabilities	34,258	38,568
Total	**466,774**	**487,933**

13

WRITE-DOWNS ON LOANS AND ADVANCES

Analysis of write-downs on loans and advances:

	2003	2002
	€ millions	
Balance on January 1	**13,716**	**12,471**
Changes affecting income		
+ Gross additions	1,902	2,488
– Write-backs	(362)	(594)
Changes not affecting income		
+/– Changes due to make-up of group of consolidated companies	+ 21	—
– Use of existing provisions for losses on loans and advances	(352)	(380)
+/– Effects of currency translation and other changes not affecting income	(248)	(220)
Balance at June 30	**14,677**	**13,765**

14

INVESTMENTS

	6/30/2003	12/31/2002
	€ millions	
Held-to-maturity investments		
Debt securities and other fixed-income securities	28,411	31,151
Available-for-sale investments	63,670	69,749
Non-consolidated subsidiaries/companies valued at equity	2,056	2,330
Participating interests	2,801	3,850
Debt securities and other fixed-income securities	51,145	54,345
Equity securities and other variable-yield securities	7,668	9,224
of which:		
long-term securities	4,914	6,352
Companies valued at equity	830	537
Investment property	556	561
Total	**93,467**	**101,998**

We show investments in the "Available-for-sale (afs)" category at fair value. We carry the changes in value directly under shareholders' equity in the balance sheet until the afs investment is sold or an impairment as defined in IAS 39.109 sq.q. has occurred. This also applies to shares shown in our balance sheet as afs investments, in particular the shares in Allianz AG and Munich Re. For these holdings we have so far not undertaken any devaluations affecting income, since the criteria for an impairment as defined in IAS 39.110 are not fulfilled; moreover, the carrying amounts are supported by company valuations based on current profit forecasts by analysts.

15

DEPOSITS FROM OTHER BANKS, BY MATURITY

	6/30/2003	12/31/2002
	€ millions	
Repayable on demand	17,169	13,280
With agreed maturities	122,115	130,081
Total	**139,284**	**143,361**

16

AMOUNTS OWED TO OTHER DEPOSITORS, BY MATURITY

	6/30/2003	12/31/2002
	€ millions	
Savings deposits and home-loan savings deposits	32,305	30,500
Other deposits	118,261	124,422
repayable on demand	48,978	49,548
with agreed maturities	69,283	74,874
Total	**150,566**	**154,922**

17

PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER, BY MATURITY

	6/30/2003	12/31/2002
	€ millions	
With agreed maturities		
up to 3 months	25,702	33,351
from 3 months to 1 year	38,703	45,089
from 1 year to 5 years	126,829	130,274
from 5 years and over	59,252	62,847
Total	**250,486**	**271,561**

18

PROVISIONS

	6/30/2003	12/31/2002
	€ millions	
Provisions for pensions and similar obligations	4,717	4,664
Tax obligations	5,349	4,736
Restructuring provisions	303	323
Provisions for guarantees and indemnities	554	464
Other provisions	730	744
Total	**11,653**	**10,931**

19

SUBORDINATED CAPITAL

	6/30/2003	12/31/2002
	€ millions	
Subordinated liabilities	13,928	15,348
Participating certificates outstanding	2,798	2,799
Hybrid capital instruments	4,257	4,164
Total	**20,983**	**22,311**

20

TREASURY STOCK

To ensure an orderly market in shares of HVB AG as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, and in accordance with the applicable legal requirements, a total of 20,047,400 shares of treasury stock were purchased by the Bank and its controlled or majority-owned companies at an average price of €10.21 per share, and resold at an average price of €10.20 per share. The acquired shares amount to the equivalent of €60 million, or 3.7% of capital stock.

The highest number of shares of treasury stock held by the Bank, including those earmarked for its employees, on any given day during the reporting period was 422,230 equivalent to €1 million, or 0.08% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 3,886,950 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at June 30, 2003. This represents €12 million, or 0.7% of capital stock.

21

CONTINGENT LIABILITIES AND OTHER COMMITMENTS

	6/30/2003	12/31/2002
	€ millions	
Contingent liabilities[1]	34,284	38,595
of which:		
guarantees and indemnity agreement	34,258	38,568
Other commitments	61,734	66,757
of which:		
irrevocable credit commitments	55,045	60,901
Total	**96,018**	**105,352**

[1] The contingent liabilities are offset by equivalent contingent claims.

22

FUTURES CONTRACTS (DERIVATIVES)

The following derivative contracts were still outstanding at the reporting date. For the first time, these figures include credit derivatives in addition to interest rate, foreign exchange, equity and index-related futures contracts. In addition to counterparty risk, derivatives are in particular subject to price risk arising from changes in interest rates, exchange rates and equity prices.

	Nominal amount		Counterparty risk	
	6/30/2003	12/31/2002	6/30/2003	12/31/2002
	€ millions			
Interest rate derivatives	3,351	2,394	48	42
Foreign exchange derivatives	419	357	9	8
Equity/index derivatives	78	56	4	4
Credit derivatives	57	61	—	1
Other transactions	1	1	—	—
Total	**3,906**	**2,869**	**61**	**55**

Taking into account recognized netting agreements and collateral received in connection with OTC derivatives business brings about a €48 billion reduction in the €61 billion exposure to counterparty risk (positive replacement values) to €13 billion (reduction of €41 billion to €14 billion at December 31, 2002).

23

POTENTIAL MARKET RISK OF TRADING ACTIVITIES

Market price risks arise when prices of interest rate, foreign exchange and equity/index products and their related derivatives change. The Bank assesses the potential market risk of trading positions on a value-at-risk basis (see Annual Report 2002, Consolidated Financial Statements and Outlook, page 28 sq.q.).

Value-at-risk:

	6/30/2003	12/31/2002
	€ millions	
Interest rate positions	69	61
Foreign exchange positions	15	12
Equity/index positions	50	26
Total	**134**	**99**

MEMBERS OF THE SUPERVISORY BOARD

DR. MAXIMILIAN HACKL
Honorary chairman

DR. DR. H. C. ALBRECHT SCHMIDT
Chairman, since January 7, 2003

HERBERT BETZ
Deputy chairman,
until May 14, 2003

PETER KÖNIG
Deputy chairman since
May 14, 2003

KURT F. VIERMETZ
Deputy chairman

DR. MANFRED BISCHOFF

HEIDI DENNL
until May 14, 2003

VOLKER DOPPELFELD

ERNST EIGNER
until May 14, 2003

HELMUT GROPPER
until January 31, 2003

KLAUS GRÜNEWALD

HEINZ-GEORG HARBAUER
until May 14, 2003

ANTON HOFER

MAX DIETRICH KLEY

FRIEDRICH KOCH
until May 14, 2003

HANNS-PETER KREUSER

DR. LOTHAR MEYER

HERBERT MUNKER
until May 14, 2003

DR. HANS-JÜRGEN SCHINZLER
since March 3, 2003

CHRISTOPH SCHMIDT
until May 14, 2003

DR. SIEGFRIED SELLITSCH

PROF. DR. WILHELM SIMSON

PROF. DR. DR. H. C. HANS-WERNER SINN

MARIA-MAGDALENA STADLER
since May 14, 2003

URSULA TITZE
since May 14, 2003

JENS-UWE WÄCHTER
since May 14, 2003

HELMUT WUNDER

BOARD OF MANAGING DIRECTORS

STEPHAN BUB[1]
Business segment
Corporates & Markets

DR. STEFAN JENTZSCH
Germany business segment,
until May 31, 2003
Business segment
Corporates & Markets,
since June 1, 2003

MICHAEL MENDEL[2]
Chief Risk Officer (CRO),
until May 31, 2003
Germany business segment,
since June 1, 2003

DR. MICHAEL KEMMER[3]
Chief Risk Officer (CRO)

DIETER RAMPL
Spokesman of the Board
of Managing Directors
Human Resources Management,
since April 1, 2003

GERHARD RANDA
Austria and CEE
business segment,
Chief Operating Officer (COO)

DR. PAUL SIEBERTZ[4]
Human Resources Management

DR. WOLFGANG SPRISSLER
Chief Financial Officer (CFO)

1 until May 31, 2003
2 since February 1, 2003
3 since June 1, 2003
4 until March 31, 2003

QUARTERLY FIGURES

	Q2 (2003)	Q1 (2003)	Q4 (2002)	Q3 (2002)	Q2 (2002)
Income (€ millions)					
Net interest income	1,627	1,620	1,663	1,633	1,584
Provisions for losses on loans and advances	760	762	950	949	949
Net interest income after provisions for losses on loans and advances	867	858	713	684	635
Net commission income	669	673	658	621	684
Gains less losses arising from trading securities (trading profit)	246	241	294	58	171
General administrative expenses	1,650	1,691	1,531	1,777	1,843
Balance of other operating income and expenses	(5)	30	42	13	32
Operating profit (loss)	**127**	**111**	**176**	**(401)**	**(321)**
Net income from investments	21	(10)	(321)	328	457
Amortization of goodwill	54	54	231	56	54
Additions to restructuring provisions	—	—	286	—	—
Balance of other income and expenses	(41)	(23)	(52)	(35)	(36)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**53**	**24**	**(714)**	**(164)**	**46**
Taxes on income	110	77	10	9	9
Net income (loss)	**(57)**	**(53)**	**(724)**	**(173)**	**37**
Minority interest in net income (loss)	(10)	(24)	8	7	7
Consolidated profit (loss)	**(67)**	**(77)**	**(716)**	**(166)**	**44**
Earnings per share (excl. amortization of goodwill, €)	(0.03)	(0.04)	(0.91)	(0.20)	0.18
Earnings per share (in €)	(0.13)	(0.14)	(1.34)	(0.31)	0.08

	6/30/ 2003	3/31/ 2003	12/31/ 2002	9/30/ 2002	6/30/ 2002
Key Indicators (in %)					
Return on equity after taxes (excl. amortization of goodwill)	(0.4)	(0.5)	(2.3)	0.4	1.7
Return on equity after taxes	(1.6)	(1.7)	(4.4)	(0.8)	0.6
Cost-income ratio (based on operating revenues)	65.5	66.0	69.1	73.2	71.7
Cost-income ratio (based on earnings from ordinary activities)	67.6	68.3	70.4	66.9	65.8
Ratio of net commission income to operating revenues	26.3	26.2	26.2	26.7	26.7
Balance sheet figures (€ billions)					
Total assets	669.1	679.8	691.2	714.6	712.6
Total lending volume	466.8	479.0	487.9	492.2	496.5
Shareholders' equity	12.9	11.9	14.2	17.3	22.4
Key capital ratios compliant with BIS					
Core capital (€ billions)	18.8	18.8	19.1	20.2	21.9
Equity funds (€ billions)	33.0	32.9	33.4	35.4	40.1
Risk assets (€ billions)	321.7	331.8	340.6	352.6	352.9
Core capital ratio (in %)	5.8	5.7	5.6	5.7	6.2
Equity funds ratio (in %)	9.4	9.1	9.1	9.2	10.3
Share information					
Share price (€)	14.39	6.88	15.22	13.42	33.00
Market capitalization (€ billions)	7.7	3.7	8.2	7.2	17.7
Employees	65,526	66,636	65,926	66,763	66,752
Branch offices	2,197	2,224	2,104	2,092	2,136

COMBINED FINANCIAL FIGURES OF HYPO REAL ESTATE HOLDING AG I.GR. AS OF 30 JUNE 2003

Combined financial figures of Hypo Real Estate Holding AG i.Gr. (also referred to in the following as "Hypo Real Estate Group")
as of 30 June 2003

I. BALANCE SHEET AS OF 30 JUNE 2003

A. ASSETS

	30.6.2003
	€ millions
Cash reserve	151
Placements with, and loans and advances to, other banks	28,774
thereof: Mortgage loans	*381*
Public sector loans	*20,082*
Loans and advances to customers	91,629
thereof: Mortgage loans	*59,939*
Public sector loans	*31,098*
Provisions for losses on loans and advances	-1,579
Investments	39,593
Property, plant and equipment	142
Intangible assets	40
Other assets	7,723
Deferred tax assets	3,590
Total assets	**170,063**

B. LIABILITIES

	30.6.2003
	€ millions
Deposits from other banks	22,894
Amounts owed to other depositors	8,646
Promissory notes and other liabilities evidenced by paper	118,929
thereof:	
Bearer bonds in issue, of which:	
Mortgage bonds (Hypothekenpfandbriefe)	*18,127*
Public sector bonds (Öffentliche Pfandbriefe)	*61,471*
Registered paper in issue, of which:	
Mortgage bonds (Hypothekenpfandbriefe)	*15,063*
Public sector bonds (Öffentliche Pfandbriefe)	*11,353*
Provisions	164
Other liabilities	11,931
Subordinated capital	2,471
Deferred tax liabilities	2,432
Minority interests	113
Shareholders equity	2,483
Subscribed capital[1]	*0*
Additional paid-in capital	*3,712*
Retained earnings	*255*
Changes in valuation of financial instruments	*-1,563*
Consolidated profit	*79*
Total shareholders' equity and liabilities	**170,063**

[1] The share capital of DIA GmbH amounted to € 26,000 as of 1.1.2003, and was increased to € 100,000 by way of contribution of HRE Bank as contribution in kind in an amount of € 74,000.00.

C. CONTINGENT LIABILITIES AND IRREVOCABLE LOAN COMMITMENTS

	30.6.2003
	€ millions
Contingent liabilities	**5,215**
thereof: Attributable to guarantees and warranty agreements	*5,215*
Other obligations	**1,856**
thereof: Irrevocable loan commitments	*1,854*
Total	**7,071**

II. INCOME STATEMENT FOR THE PERIOD BETWEEN 1 JANUARY AND 30 JUNE 2003

	1.1. - 30.6. 2003
	€ millions
Income/expenses	
Net interest income	373
Provisions for losses on loans and advances	– 130
Net interest income after provisions for losses on loans and advances	**243**
Net commission income	14
Gains less losses arising from trading securities (trading profit)	0
General administrative expenses	– 127
Balance of other operating income and expenses	– 5
Operating profit (loss)	**125**
Net income from investments	2
Additions to restructuring provisions	0
Balance of other income and expenses	– 15
thereof: Restructuring expenses	– 49
Profit (loss) from ordinary activities / net income (loss) before taxes	**112**
Taxes on income	– 30
Profit (loss) after tax (net profit/loss)	**82**
Third-party share on result	– 3
Consolidated profit	79

III. CASH FLOW STATEMENT

	2003
	€ millions
Cash and cash equivalents on 01.01.	**114**
+/– cashflow from operating activities	– 2.902
+/– cashflow from investing activities	– 492
+/– cashflow from financing activities	3.431
Cash and cash equivalents on 30.06.	**151**

IV. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY BETWEEN 1 JANUARY 2003 AND 30 JUNE 2003

	Subscribed capital[1]	Additional paid-in capital	Retained earnings	Change in valuation of financial instruments		Consolidated profit	Shareholders' equity
				AfS reserve	Hedge reserve		
				€ millions			
Status quo as at 1.1.2003	0	706	277	212	– 1,205	0	**– 10**
Change in value of financial instruments not affecting income	0	0	0	64	– 634	0	**– 570**
Dividend payment of the Hypo Group	0	0	– 20	0	0	0	**– 20**
Change from net income	0	0	0	0	0	79	**79**
Allocation to additional paid-in capital	0	3,006	0	0	0	0	**3,006**
Changes in group of consolidated companies	0	0	0	0	0	0	**0**
Effects of changes in foreign exchange rates and other changes	0	0	– 2	0	0	0	**– 2**
Status quo as at 30.06.2003	**0**	**3,712**	**255**	**276**	**– 1,839**	**79**	**2,483**

[1] The share capital of DIA amounted to € 26,000.00 on 1.1.2003, and was increased to € 100,000.00 by way of contribution of HRE Bank as contribution in kind in an amount of € 74,000.00.

V. EXPLANATIONS TO THE COMBINED FINANCIAL FIGURES AS OF 30 JUNE 2003

A. ASSUMPTIONS CONCERNING THE MEASURES SUBJECT TO COMPANY LAW

When the combined financial figures were being prepared, it was assumed that the future function of Hypo Real Estate Holding AG i.Gr. as the parent company of the new group Hypo Real Estate Group will be completely represented by DIA Vermögensverwaltungs-GmbH, Munich, as the spin-off vehicle, and that the legal structure at the time of the spin-off existed as of 1 January 2003.

B. UNDERLYING PRINCIPLES OF THE COMBINED FINANCIAL FIGURES

These combined financial figures have been calculated on the basis of the figures applicable for the group of consolidated companies in the Hypo Real Estate Group within the group of Bayerische Hypo- und Vereinsbank Aktiengesellschaft. These figures and other provided details are based on the assumptions and explanations set out in the following. Also, the IFRS as of 30 June 2003 have been used.

The combined financial figures are consistent with the current group of consolidated companies and are also based on the assumption that an agreement regarding the transfer of the real estate financing portfolio "Western Europe" will be signed by the HVB Group and the Hypo Real Estate Group. They reflect the expectation as of 30 June 2003 regarding the procedures and decisions which would be relevant up to the point of the actual spin-off. When the figures were being put together, these decisions were deemed to have already taken place as of 1 January 2003.

Decisions which have been or will be taken after 30 June 2003 may mean that the effects in future actual financial statements may differ from the assumptions made in the combined financial figures.

Moreover, the combined financial figures do not claim to present the development of the Hypo Real Estate Group which would have taken place if the two groups had actually been separated before the beginning of the relevant period (as of 1 January 2003). They are also not intended to present an idea of the future development of the Hypo Real Estate Group.

C. ASSUMPTIONS AND EXPLANATIONS REGARDING THE COMBINED FINANCIAL FIGURES

The major assumptions underlying the combined financial figures as well as the resulting adjustments are set forth in detail below:

1. Group of consolidated companies

The group of consolidated companies of the Hypo Real Estate Group comprises the following companies with the correspondingly calculated shareholdings.

- DIA Vermögensverwaltungs-GmbH, Munich
- HVB Bank Ireland puc, Dublin (99.99%) (in future: "Hypo Real Estate Bank International")
- Pfandbrief Bank International S.A., Luxembourg (95.7%)
- FGH Bank N.V., Utrecht (96.91%)
- Real Estate Capital Limited, London (99.99%)
- HVB Real Estate Bank Aktiengesellschaft, Munich (96.91%)
- Westfälische Hypothekenbank Aktiengesellschaft, Dortmund (100.00%)
- Westhyp Immobilien Management GmbH & Co. KG, Dortmund (100.00%)
- Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart (83.28%)

The group of consolidated companies has been defined on the basis of materiality considerations.

Changes to the group of consolidated companies, which are not related to the spin-off, are, with respect to timing, shown in the presentation as in the actual financial statements.

2. Internal procedures

Significant expenses and income items as well as significant assets and liabilities which exist between companies included in the Hypo Real Estate Group have been consolidated in the combined financial figures.

3. Transfer of the non-real-estate related loan portfolios of Hypo Real Estate Bank International

As part of the process whereby Hypo Real Estate Bank International will be associated with Hypo Real Estate Group, it has been contractually agreed that the non-real-estate related loan portfolios of Hypo Real Estate Bank International will be transferred to HVB Luxembourg. The loans, including the related derivatives, were sold at market value. It was assumed that amounts owed to other depositors are reduced to the same extent. A corresponding arrangement is applicable for the relevant derivatives. For the combined financial figures, it was assumed that placements with, and loans and advances to other banks of € 753 million and loans and advances to customers of € 1,386 million had already been sold as of 1 January 2003.

4. Transfer of the real estate financing portfolio "Western Europe"

The real estate financing portfolio "Western Europe" which is booked in the branches of HVB AG in London, Paris and Milan and also in the headquarters in Munich is to be transferred physically and synthetically to Hypo Real Estate Bank International.

The physical transfer is to be effected by selling the portfolios at market value on the relevant transfer date.

The synthetic transfer is to be effected by way of a guarantee agreement in conjunction with a conditional sale. This transaction is reflected in the financial figures by way of the statement of corresponding contingent liabilities (in accordance with IAS 37).

To the extent that the risk attached to the loans booked in the selling units has already been defrayed to third parties by way of securitization, these loans will not be the subject of the transfer arrangement.

As of 30 June 2003, the following assumptions were made with respect to the portfolio described above: Of a total volume of € 8,153 million, the physical transfer will involve € 3,113 million, and the synthetic transfer will involve € 5,040 million.

It has been assumed that the physical as well as the synthetic transfers of the portfolios took place as of 1 January 2003. Since that time, the related expenses and income items have been allocated to the Hypo Real Estate Group. The contributions to earnings have been based on the data taken from segment reporting for the segment of "Hypo Group" of HVB AG. The actual figures which subsequently result on the basis of the actual transfer of the real estate financing portfolio may differ from the combined financial figures, and this means that the effects may differ in future actual financial statements.

It has been assumed that the refinancing resources of the Hypo Real Estate Group necessary for the physical transfer will be provided by HVB AG subject to the existing terms and on a congruent currency basis. Part of the future refinancing funds is to be provided in the form of a subordinated loan (€ 600 million).

5. Risk shield

With agreement dated April 2003, HVB AG has provided an undertaking to HRE Bank and WestHyp for settling net losses incurred in the financial years 2003 and 2004 at HRE Bank and, subordinately, also at WestHyp, to the extent the net losses were caused by bad loan charges set aside for specific loans in these years. To the extent the maximum of € 460 million specified for the year 2003 is not utilized, the maximum amount of € 130 million available for the year 2004 will be increased accordingly. This obligation is restricted to an amount of € 590 million.

It was assumed that the risk shield will be utilized in an amount of € 460 million as of 31 December 2003.

6. Foundation and project costs of the spin-off

The pro-rata foundation and project costs attributable to the Hypo Real Estate Group in connection with the spin-off are assumed to be a total of € 12.15 million as of 30 June 2003. The cost is stated under other income/expenditures as part of restructuring expenses. The full year figure forecast for the foundation costs is € 10 million, and the remaining € 14.3 million represent the expected project costs. It has been assumed that no restructuring costs will be incurred with regard to FGH Bank.

7. Transfer of pension provisions

Pension provisions set aside at HVB AG for employees who in future will be employed in the Hypo Real Estate Group are to be transferred to the Hypo Real Estate Group. The combined financial figures as of 30 June 2003 do not reflect the future break-down of the pension provisions.

8. Tax effects

In the combined financial figures as of 30 June 2003, it has been assumed that the assumptions made for the purpose of preparing these combined financial figures will be recognised for tax purposes at the HVB Group and also at the Hypo Real Estate Group.

9. Hedge accounting in accordance with IAS 39

For the combined financial figures as of 30 June 2003, it has been assumed that the underlying hedging concepts (cashflow hedge, fair-value hedge) can be continued in the Hypo Real Estate Group. It is assumed that the documentation regarding the hedge arrangements necessary after the separation will exist up to the point at which the first consolidated financial statements of the Hypo Real Estate Group are prepared and at the necessary effectiveness tests and back-testing have been carried out in accordance with the requirements of IAS 39.

D. ACCOUNTING AND VALUATION METHODS

1. Uniform and consistent group accounting

The individual financial statements of the German and international companies included in the consolidated group of companies are included in the consolidated financial statements in accordance with uniform statement, valuation and recording principles. The statement, valuation and recording methods are, in accordance with the frame concept of the IFRS as well as IAS 1, IAS 8 and SIC 18, applied consistently.

2. Principles of consolidation

The shareholders' equity of the Hypo Real Estate Group is calculated as the balance of assets and liabilities stated at book value subject to the currently envisaged transaction structure. The alternative method specified in IAS 22 is applied for the purpose of capital consolidation. Any difference between the higher acquisition costs and shareholders' equity is stated as goodwill under intangible assets in the balance sheet, and is written down over the assumed service life. Business relations between the individual companies included in the group of consolidated companies are netted. Interim results attributable to internal transactions are eliminated.

3. Financial instruments

A financial instrument is an agreement which results in the creation of a financial asset at one company and the creation of a financial liability or an instrument of shareholders' equity at another company. According to IAS 39, all financial instruments have to be recorded in the balance sheet, broken down into specified categories and valued on the basis of this classification:

Trading instruments are stated with their fair market value with an impact on earnings, and are stated under trading assets and trading liabilities. The Hypo Real Estate Group did not have any trading instruments on the day on which the accounts were prepared.

Loans and advances extended by the company comprise investments which arise when cash, products or services are provided directly to the debtor and which are not used for trading purposes. Loans and advances extended by the company are stated at amortized costs of purchase and capitalized under placements with, and loans and advances to, other banks and loans and advances to customers.

Held-to-maturity (HtM) financial investments are investments with fixed or definable payments and a fixed maturity. The company must intend and be able to hold these financial instruments to maturity. HtM financial instruments are stated at amortized costs of purchase and are included under investments.

All other investments are stated under available-for-sale (AfS) securities and receivables. These are stated with their fair market value. The changes resulting from the valuation process are stated under a separate item of shareholders' equity without affecting income (AfS reserve) until the asset is sold or until there is a reduction in value as defined in IAS 39.109. The reduction in value is reversed in the income statement if the fair value of the AfS financial instrument rises on the basis of an objective assessment. We do not reclassify AfS holdings into categories valued on the basis of amortized costs of purchase. AfS financial instruments are mainly stated under investments, and to a limited extent under placements with, and loans and advances to, other banks and loans and advances to customers.

Purchases and sales of financial instruments are, in general, stated in the accounts on the day on which they are traded. Discounts (*Disagio*) and premiums (*Agio*) are directly netted with the financial instruments. The fair market value can be reliably calculated for financial instruments. Unlisted financial investments for which it is not possible for a fair market value to be calculated are stated on the basis of amortized costs of purchase.

Hedging effects between financial instruments are presented using the two forms specified in IAS 39 – the fair-value hedge and the cashflow hedge.

With fair-value hedge accounting, an existing asset or an existing obligation (or parts thereof) is hedged against changes in the fair market value which result from a specific risk and which have an impact on earnings. Fair-value hedge accounting is used for derivatives which are employed for hedging the fair market value of stated assets and liabilities. Under fair value hedge accounting, the hedging instrument is stated with its fair market value. Changes in value have to be taken to the income statement. The book values of the underlying transactions are adjusted by the changes in value which are attributable to the secured risk; these changes are taken to the income statement.

With cashflow hedge accounting, the risk of volatile cashflows which result from an asset stated in the balance sheet, a liability stated in the balance sheet or an envisaged transaction, and which will have an impact on earnings, is being hedged. Cashflow hedge accounting is used for derivatives employed for hedging future cashflows. This procedure is used for derivatives that are employed for hedging the interest rate risk as part of asset/liability management. Under cashflow hedge accounting, the future variable interest payments for variable receivables and liabilities are converted into fixed payments primarily by means of interest rate swaps under IAS 39. Hedging instruments under the cashflow hedge accounting method are stated with their fair market value. The valuation result is broken down into an efficient part and an inefficient part. A hedging arrangement is deemed to be efficient if, at the start and throughout the entire life of the transactions, changes in the cashflow of the hedging transactions virtually fully compensate for changes in the cashflows of the underlying transaction. In order to establish whether a transaction is efficient, the future variable interest cashflows generated by variable receivables and liabilities to be hedged are compared at every end of quarter or on the balance sheet date with the variable interest payments from the interest derivatives in detailed maturity bands (see also "Other assumptions": Hedge efficiency in accordance with IAS 39). The effectively hedged efficient part of the hedging instrument has to be stated in a separate item of shareholders' equity (hedge reserve) without affecting earnings. The hedge reserve is written back and taken to the income statement in the periods in which the cashflows of the hedged underlying transactions have an effect on the result for the period. The inefficient parts with respect to a hedging instrument are taken to the income statement, and with respect to other financial instruments, the inefficient parts, are shown either under shareholders' equity or taken to the income statement depending on the category of the hedged transaction. The underlying transaction, depending on the particular category, is stated at amortized costs of purchase or, in the case of an AfS financial instrument, at its fair market value.

4. Placements with, and loans and advances to, other banks as well as loans and advances to customers

Placements with, and loans and advances to, other banks as well as our loans and advances to customers are stated at amortized costs of purchase, unless they are AfS receivables or underlying transactions of a recognized fair-value hedge.

5. Bad loan charges and provisions for losses on loans and advances

The extent of provisions for losses on loans and advances is determined particularly by expectations with regard to future loan losses, the structure and quality of the loan portfolio as well as macro-economic factors. As of 1 January 2003, bad loan charges or provisions for losses on loans and advances have been set aside to cover all expected losses attributable to counterparty risks. The following arrangements have been used up to 30 June 2003 for recognized counterparty risks in lending: Appropriate allocations have been made to provisions for losses on loans and advances or individual bad loan charges (*Einzelwertberichtigungen*), or provisions were written back to the extent the credit risk is no longer applicable, or was utilized when the claim was classified and written off as being irrecoverable.

Our provisions for losses on loans and advances in foreign currency are set aside in the corresponding currency in each case; the provisions are accordingly not affected by fluctuations in exchange rates.

Bad loan charges for an overall loan portfolio (*Pauschalwertberichtigung*) are set aside to cover latent credit risks; these charges are calculated on the basis of historical default rates, and also take account of the economic client and current events. Loan losses for which no individual bad loan charges have been set aside or for which insufficient bad loan charges have been set aside are treated as utilization of bad loan charges set aside for an overall loan portfolio.

6. Financial Investments

Financial investments comprise HtM financial instruments and AfS financial instruments as well as property and buildings held as investments.

HtM financial instruments are stated at amortized costs of purchase, any premiums (*Agio*) and discounts (*Disagio*) are recognized on a pro-rata basis. Write-downs are taken to the income statement if the value declines as a result of rating factors. If the reasons for this reduction in value are no longer applicable, the amount which has been previously written down is written back to the income statement, whereby this process must not result in the amortized costs of purchase being exceeded.

Investments which are efficiently hedged against market price risks are stated under fair-value hedge accounting.

Property and buildings which are held on a long-term basis as investments for generating rental income and/or capital gains are stated at amortized costs of purchase in accordance with IAS 40. Buildings held as investments are written down using scheduled straight-line depreciation over an economic life of 25 – 50 years. The rental income generated by these investments is stated under net interest income (in the same way as refinancing costs). All other expenses and income attributable to land and buildings not held for own occupation purposes are stated under net income from investments.

7. Property, plant and equipment

Property, plant and equipment are stated at costs of purchase or costs of production which (if the assets are subject to depreciation) are diminished by scheduled straight-line depreciation in line with the expected service life of the assets. In the case of fixtures in rented buildings, the duration of the contract (subject to extension options) is used as the basis for calculating such costs if this duration is shorter than the normal service life of the fixtures.

Property, plant and equipment	Normal service life
Buildings	25-50 years
Fixtures in non-owned premises	10-25 years
EDP installations (in the broader sense of the term)	3-5 years
Other operational and office equipment	3-25 years

If the value of fixed assets additionally declines, extraordinary depreciation is taken to the income statement. If the reasons for the extraordinary depreciation are no longer applicable, the original write-downs are written back to the income statement, whereby this arrangement must not result in the amortized costs of purchase or costs of production being exceeded. Any costs of purchase or costs of production subsequently incurred in relation to fixed assets are capitalized if the company derives an additional financial benefit from these costs. Measures which are designed to maintain property, plant and equipment are recorded as expenses in the financial year in which they occurred.

8. Intangible assets

In accordance with IAS 38, intangible assets which have been acquired for a consideration as well as intangible assets which have been produced in-house have to be stated under certain conditions. At the Hypo Real Estate Group, goodwill as well as software are the main items stated under intangible assets. Goodwill is generally written off over the assumed service life of 15 years. Major factors which determine the service life are the strategic focus as well as the expected sustainable earnings of the subsidiary. The value of goodwill is regularly reviewed in accordance with IAS 36; where necessary, extraordinary depreciation is taken to the income statement. Software is stated at amortized costs of purchase, which are written down over an expected service life of 3 to 5 years.

9. Liabilities

Liabilities which are not underlying transactions of an efficient fair-value hedge are stated at amortized acquisition cost, whereby pro-rata premiums and discounts are taken into consideration. Non-interest-bearing liabilities, for instance zero bonds and other discounted paper, are stated with their cash value.

10. Provisions

The best estimate as detailed in IAS 37.36 et seq. is used for calculating the provisions for uncertain liabilities and imminent losses attributable to pending transactions. Long-term provisions are discounted. Provisions for pensions and similar obligations are set aside on the basis of actuarial reports in accordance with IAS 19. The provisions are calculated using the "projected unit credit" method (*Anwartschaftsbarwertverfahren*) and takes account not only of the cash value of earned pension entitlements but also the as yet unredeemed actuarial profits and losses. These are attributable to various factors, including irregularities in risk experience (for instance fewer or more cases of invalidity or death than expected on the basis of the calculation principles used) or changes in the calculation parameters.

Actuarial profits and losses are treated using the so-called corridor method: An entry has to be taken to the income statement in subsequent years only if the total profits or losses which have accumulated as of the balance sheet date exceed the corridor of 10% of the maximum figure calculated from the cash value of the earned pension entitlements and the assets of any external pension scheme.

The theoretical interest rate is based on the long-term interest rate for first-class fixed-interest industrial bonds on the balance sheet date. The extent of the provision set aside in the balance sheet is calculated on the basis of the provision set aside in the previous year plus the pension costs determined at the start of the financial year and less the cash-effective payments of the current financial year.

11. Other liabilities

Other liabilities are also used, besides for derivative hedge instruments, for stating liabilities defined in accordance with IAS 37. These include future expenses that are uncertain in terms of their actual extent or timing, although their uncertainty is less significant than it is the case with provisions. These are liabilities for products or services which have been received or delivered and which have not been paid for, which have not been invoiced by the supplier or formally agreed. They also include short-term liabilities with regard to employees, for instance flexi-time credits and vacation entitlement. The accrued liabilities are stated in the amount in which they are likely to be used.

12. Currency conversion

Currency conversion is effected in accordance with the regulations of IAS 21. According to these regulations, monetary assets and debts which are not denominated in Euro as well as spot transactions which are not settled on the balance sheet date are translated into Euro using market rates applicable on the balance sheet date. Non-monetary assets and debts which are stated at costs of purchase are recognized using the exchange rate applicable at the point at which they were purchased.

Expenses and income resulting from the process of currency conversion at the individual companies in the group are reflected in the corresponding items of the income statement.

In the consolidated financial statements, balance sheet items as well as income and expense items of our subsidiaries which do not prepare their financial statements in Euros are converted using market exchange rates on the balance sheet date.

13. General administrative expenses

General administrative expenses are determined on the basis of the probable annual requirement.

14. Taxes on income

Taxes on income are stated and valued in accordance with IAS 12. Apart from a small number of exceptions defined in the standard, deferred tax is set aside for all temporary differences between the values stated in accordance with IFRS and the tax values (balance-sheet method). Deferred tax claims resulting from unutilized tax loss carry-forwards are recognized if permitted by IAS 12.

Because the concept is based on the presentation of future tax claims or tax obligations (liability method), they are calculated using the tax rates which are expected to exist at the point at which the differences will be settled.

CERTIFICATION

To Bayerische Hypo- und Vereinsbank AG, Munich:

DIA-Vermögensverwaltungs-GmbH, Munich, is to be spun off to Hypo Real Estate Holding AG i.Gr.*, Munich, with retroactive effect as of 1 January 2003. In the past, the activities which will then be combined in Hypo Real Estate Holding AG i.Gr.*, Munich, have partially been managed in legally independent companies and partially as legally dependent segments of Bayerische Hypo- und Vereinsbank AG, Munich, and were incorporated in the latter's consolidated financial statements. On behalf of Hypo Real Estate Holding AG i.Gr.*, Munich, Bayerische Hypo- und Vereinsbank AG, Munich, has prepared combined financial figures as of 30 June 2003 for the admission procedure, consisting of the balance sheet as of 30 June 2003, income statement and cash flow statement for the period 1 January 2003 to 30 June 2003; these figures include the units and activities which in future will belong to Hypo Real Estate Holding AG i.Gr.*, Munich. In preparing the combined financial figures adjustments were made that take into account certain planned and already implemented measures of the company, and details of which are set out in section V of the explanations to the combined financial figures of Hypo Real Estate Holding AG i.Gr.*, Munich. Notes to the financial statements and a financial review and risk report (*"Lagebericht"*) have not been prepared.

We have reviewed the adjustments which are described in the explanations and the related summary comprising the initial data of the underlying reported six-month figures of the companies included in accordance with the explanations forming the combined financial figures of Hypo Real Estate Holding AG i.Gr.*, Munich, for the period between 1 January and 30 June 2003. The initial data were also part of our review. The adjustments are based on the assumptions of the statutory representatives of Bayerische Hypo- und Vereinsbank AG, Munich; these assumptions are described in the explanations.

We have carried out our review of the combined financial figures in accordance with the German principles defined by the Institut der Wirtschaftsprüfer (IDW) for reviews of financial statements (IDW PS 900), and have applied by analogy the principle for reviews of pro-forma information (IDW PH 9.900.1). A review is limited primarily to posing questions to employees of the company as well as analytical assessments, and accordingly does not provide the reliability which can be attained by means of an audit. Because we have not been appointed to carry out an audit, we have not issued an auditor's opinion. Because the combined financial figures describe a hypothetical situation, they do not describe in all details the situation which would have resulted if the relevant events had actually taken place at the specified time.

On the basis of our review, nothing came to our attention which would provide us with grounds for assuming that

- the assumptions underlying the combined financial figures do not adequately reflect the major consequences of the transaction for the financial statements;
- the adjustments which have been made have not been properly derived on the basis of the assumptions;
- the adjustments have not been accurately reflected in the combined financial figures for the period ending 30 June 2003 for Hypo Real Estate Holding AG i.Gr.*, Munich;
- the adjustments have not been clearly and comprehensively detailed in the explanations;
- the combined financial figures of Hypo Real Estate Holding AG i.Gr.*, Munich, for the period ending 30 June 2003 prepared by Bayerische Hypo- und Vereinsbank AG, Munich, have not been prepared in accordance with the details in the explanations.

Munich, September 8, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Pastor	Jehle
Wirtschaftsprüfer	Wirtschaftsprüfer

* i.Gr. = in Gründung, a company in the process of being established

List of Shareholdings of Hypo Real Estate Holding

LIST OF SHAREHOLDINGS OF HYPO REAL ESTATE HOLDING

The following tables provide an overview of the companies in which Hypo Real Estate Holding will probably hold a direct or indirect stake when the spin-off becomes effective.

Directly held shareholdings

Company	Shareholding	Registered offices
DIA Vermögensverwaltungs-GmbH	100 %	Munich

Indirectly held shareholdings

The following tables sets out the shareholdings in the companies which are to be attributed to DIA GmbH in accordance with section 16 para. 4 AktG.

Company	Shareholding	Registered office
DIA Vermögensverwaltungs-GmbH: Shareholding in:		
1.1 HVB Bank Ireland: Shareholding in:	**99.99%**	**Dublin**
HVB Dublin Properties Limited	100.00%	Dublin
HVB Real Estate Capital France S.A.: Shareholding in:	99.99%	Paris
HVB Real Estate Transactions S.A.S.	100.00%	Paris
Société Marseillaise du Tunnel Prado-Carénage S.A.	2.41%	Marseille
HVB Real Estate Capital Iberia, S.A.	100.00%	Madrid
HVB Real Estate Capital Italia S.p.A.	100.00%	Mailand
HVB Real Estate Capital Ltd.: Shareholding in:	99.99%	London
Broadway Centre Ltd.	100.00%	London
HVB Real Estate Investment Banking Limited	100.00%	London
Hypo Property Investment (1992) Limited	100.00%	London
Hypo Property Investment Limited: Shareholding in:	100.00%	London
The Greater Manchester Property Enterprise Fund Limited	100.00%	London
Hypo Property Participation Limited	100.00%	London
Hypo Property Services Ltd.	100.00%	London
Zamara Investments Limited	100.00%	Gibraltar
Hypo Real Estate Capital Corporation	100.00%	New York
Pfandbrief Bank International S.A.	99.99%	Luxembourg
1.2 HVB Real Estate Bank AG: Shareholding in:	**100.00%**	**Munich**
Assumij Beheer B.V.: Shareholding in:	100.00%	The Hague
FGH Bank N.V.: Shareholding in:	100.00%	Utrecht
B.V. Mij. tot Expl. van O.G. "Lorentzplein III"	100.00%	Amsterdam
Beheerskantoor B.H.F. B.V.	100.00%	Amsterdam
Belfries I B.V.: Shareholding in:	100.00%	Utrecht
B.V. Expl. Mij. Gem.sch.Eigendom "E.G.E. XXXII"	100.00%	Amsterdam
B.V. Vastgoedmij. Ilex VI	100.00%	Utrecht
B.V. Vastgoedmij. Ilex VIII	100.00%	Utrecht
B.V. Vastgoedmij. Ilex X	100.00%	Utrecht
B.V. Expl. Mij. Gem.sch. Eigendom "E.G.E. XXII"	100.00%	Amsterdam
Tumulus B.V.	61.70%	Amsterdam
Bouw-en Exploitatie Mij. "Grosland II" B.V.: Shareholding in:	100.00%	Amsterdam
Blauwhof Buikslobermeerplein B.V.	8.00%	Rotterdam
Cruquius Park Vastgoed B.V.	26.50%	Best
Czaar Peter Beheer B.V.	5.00%	Best
Eurowoningen Grondexploitatie B.V.	8.00%	Rotterdam
Eurowoningen Ontwikkelingsmij. B.V.	50.00%	Rotterdam
Fonteinkruid B.V.	50.00%	Rotterdam
FGH Assetmanagement	100.00%	Utrecht
FGH Expertise B.V.: Shareholding in:	100.00%	Amsterdam
Total Concept Partners B.V.	20.00%	Nijkerk
FGH Hypo Garant Fonds I B.V.	100.00%	Utrecht
G.B.F. Bouw-en Exploitatiemij. B.V.	100.00%	Rijswijk
Nederlandse Hypotheekbank N.V.	100.00%	Amsterdam
O.G. Investment Management Services B.V.	100.00%	Amsterdam
Aufbaugesellschaft Bayern GmbH	13.52%	Munich
Aufbaugesellschaft Bayern GmbH & Co. Grundbesitz KG	0.07%	Munich
Bayerische Landessiedlung GmbH	2.94%	Munich
BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG	0.08%	Berlin
Deutsche Börse AG	0.01%	Frankfurt/Main

Company	Shareholding	Registered office
Deutsches Theater Grund- und Hausbesitz GmbH	3.30%	Munich
Fundus Gesellschaft für Grundbesitz und Beteiligungen mbH: Shareholding in:	94.00%	Munich
Verwaltung Grundstücksgesellschaft Geibelstraße Leipzig mbH	100.00%	Munich
Verwaltung Grundstücksgesellschaft Schuhhagen Greifswald mbH	100.00%	Munich
Verwaltung Grundstücksgesellschaft Schuhhagen Greifswald mbH	100.00%	Nuremberg
GWG Gemeinnützige Wohnstätten- und Siedlungsgesellschaft mbH	>0%	Munich
Immo Trading GmbH	100.00%	Munich
Kaufhof plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Bahnhof Berlin KG	5.02%	Düsseldorf
Kaufhof plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Berlin Prerower Platz KG	5.15%	Düsseldorf
Kaufhof plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Halle KG	5.01%	Düsseldorf
Kaufhof plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Aachen KG	5.00%	Düsseldorf
Kaufhof plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Mannheim KG	5.00%	Düsseldorf
LEG Landesentwicklungsgesellschaft Nordrhein-Westfalen GmbH	>0%	Düsseldorf
LHI Immobilienfonds Verwaltung GmbH & Co. Objekt Hettstedt KG	5.09%	Munich
Meridies Grundbesitz- und Bebauungsgesellschaft mbH: Shareholding in:	94.00%	Munich
Frappant Altona GmbH	94.00%	Munich
Wedimo Grundstücksverwaltungs GmbH	100.00%	Munich
PBI-Beteiligungs-GmbH	50.00%	Munich
Ragnarök Vermögensverwaltungs AG & Co. KG	94.00%	Munich
Westfälische Hypothekenbank AG: Shareholding in:	100.00%	Dortmund
Amorfos Grundstücksgesellschaft mbH & Co. KG	2.50%	Berlin
BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG	0.01%	Berlin
Deutsche Börse AG	0.01%	Frankfurt/Main
GGV Gesellschaft für Grundbesitzverwaltung- und Immobilienmanagement mbH	100.00%	Dortmund
ILLIT Grundstücks- und Verwaltungsgesellschaft mbH & Co. KG	5.00%	Grünwald
Immovation GmbH	100.00%	Dortmund
Inula Grundstücks-Verwaltungsgesellschaft mbH & Co. KG	10.00%	Grünwald
PBI-Beteiligungs-GmbH	16.67%	Munich
Sano Grundstück-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG	33.30%	Düsseldorf
Soma Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG	33.30%	Düsseldorf
Westhyp Finance B.V.	100.00%	Amsterdam
Westhyp Immobilien Holding GmbH	100.00%	Dortmund
WestHyp Immobilien Management GmbH	100.00%	Dortmund
WestHyp Immobilien Management GmbH & Co. KG	94.00%	Dortmund
WILMA Bouwfonds Bauprojekte GmbH & Co. "An den Teichen" KG	5.00%	Ratingen
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG	33.00%	Munich
1.3 PBI-Beteiligungs-GmbH	**16.67%**	**Munich**
1.4 Württembergische Hypothekenbank AG: Shareholding in:	**93.77%**	**Stuttgart**
Aerodom Bureau Verwaltungs GmbH	32.00%	Berlin
Airport Bureau Verwaltungs GmbH	32.00%	Berlin
Credit Foncier et Communal d´Alsace et de Lorraine	4.33%	Strasbourg
GfA-Gesellschaft für Anwendungssoftware mbH	33.33%	Stuttgart
GfI-Gesellschaft für Immobilienentwicklung und -verwaltung mbH	100.00%	Stuttgart
GfR-Gesellschaft für Rechenzentrumsleistungen mbH	100.00%	Stuttgart
PBI-Beteiligungs-GmbH	16.67%	Munich
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH	50.00%	Stuttgart
SP Projektentwicklung Schönefeld GmbH & Co. KG	50.00%	Stuttgart
Vierte Airport Bureau Center KG, Areal Bau- Investitionen GmbH & Co.	32.00%	Berlin
WH-Erste Grundstücks Verwaltungs GmbH	100.00%	Norderfriedrichskoog
WH-Erste Grundstücks GmbH & Co. KG	94.00%	Norderfriedrichskoog
WHI-Württemberger Hypo Immobilienbewertungs- und Beratungsgesellschaft mbH	100.00%	Stuttgart
BNL – Beteiligungsgesellschaft Neue Länder GmbH & Co. KG	0.01%	Berlin
KOROS Grundstücks-Verwaltungsgesellschaft mbH & Co. KG	2.50%	Grünwald
Stuttgarter Volksbank AG	0.18%	Stuttgart

ABBREVIATIONS AND DEFINITIONS

ABS	Asset-Backed Securities (see glossary)
ADRs	American Depositary Receipts; in this case: Certificates issued in the USA by JPMorgan Chase Bank as the depositary bank and denominated in US Dollar, each evidencing one ordinary share of the company
AktG	Aktiengesetz (German Stock Corporation Act)
AV-Z	AV-Z Kapitalgesellschaft GmbH, Grünwald, Germany
BaFin	Bundesanstalt für Finanzdienstleistungsaufsicht (The federal Financial Services Supervisory Authority)
BAKred	The former Bundesaufsichtsamt für das Kreditwesen (Federal Supervisory Authority for the Banking Industry), which has been merged with the federal supervisory authorities for securities trading and the insurance industry to form the present-day BaFin
Banking Act	The law of Luxembourg regarding the financial sector
Basle II	The new version of the capital accord developed by the Basle Committee for Banking Supervision
BörsG	Börsengesetz (German Stock Exchange Act)
CECEI	The French bank supervisory authority *Comité des établissements de crédit et des entreprises d'investissement*
CHF	Swiss Franc
CLN	Credit Linked Notes (see glossary)
Company	See Hypo Real Estate Holding
DEM	The currency of the Federal Republic of Germany applicable before the introduction of the Euro
DIA GmbH	DIA Vermögensverwaltungs-GmbH, Munich, in which the commercial real estate financing business of HVB AG was consolidated before the spin-off and whose shares will be transferred by way of the spin-off to Hypo Real Estate Holding which is to be newly founded
ECB	The European Central Bank
Ernst & Young	Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft, Munich
ESAEG	Das Einlagensicherungs- und Anlegerentschädigungsgesetz (Deposit Protection and Investor Compensation Act)

Euro, EUR or €	The joint currency of twelve member states of the European economic and currency union which replaced the national currencies of the corresponding states on 1 January 2002
Existing liabilities	Liabilities of HVB AG which came into existence before the spin-off became effective
FGH Bank	FGH Bank N.V., Utrecht, the Netherlands; an indirect subsidiary of HRE Bank, which is to be sold to Rabobank in accordance with the letter of intent of 22 July 2003
GBP	British Pound
GDP	Bruttoinlandsprodukt (Gross Domestic Product)
HGB	Handelsgesetzbuch (German Commercial Code)
HRE Bank	Hypo Real Estate Bank Aktiengesellschaft, Munich, together with its direct and indirect subsidiaries, affiliated and associated companies, which came into being as a result of the merger of three subsidiaries of HVB AG
HVB AG	Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich
HVB Group	HVB AG together with its direct and indirect consolidated subsidiaries, affiliated and associated companies
HVB Luxembourg	HVB Banque Luxembourg S.A., Luxembourg
HypBankG	Hypothekenbankgesetz (German Mortgage Banking Act)
Hypo Germany	One of the three operating business units of the Hypo Real Estate Group, consisting of HRE Bank and WestHyp
Hypo International	Hypo Real Estate Bank International, Dublin, Ireland, together with its direct and indirect subsidiaries, affiliated and associated companies; one of the three operating business units of the Hypo Real Estate Group
Hypo Real Estate Group	Hypo Real Estate Holding together with its direct and indirect consolidated subsidiaries, affiliated and associated companies
Hypo Real Estate Holding	The new company which will come into being when the spin-off becomes effective (Hypo Real Estate Holding AG, Munich), to which the commercial real estate financing business of HVB AG will be transferred as part of the spin-off process in accordance with the resolution adopted by the ordinary shareholders' meeting of HVB AG on 14 May 2003
i.Gr.	In Gründung – a company in the process of being established
IAS	International Accounting Standards (see glossary)

IFRS	International Financial Reporting Standards (see glossary)
IFSRA	The Irish Financial Services Regulatory Authority
JPY	Japanese Yen
KfW	Kreditanstalt für Wiederaufbau (Reconstruction loan corporation)
KPMG	KPMG Deutsche Treuhandgesellschaft, Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Munich
KWG	Gesetz über das Kreditwesen (Kreditwesengesetz – German Banking Act)
MaH	The minimum requirements applicable for the conducting of trading of credit institutions
MaK	The minimum requirements applicable for the lending operations of credit institutions, which have to be implemented by the credit institutions by no later than the end of 2005
MBS	Mortgage-Backed Securities (see glossary)
Munich Re	Münchener Rückversicherungsgesellschaft Aktiengesellschaft in Munich
NOK	Norwegian Krone
Ordinary Shares	The 130,433,775 no-par value bearer shares (no-par value shares) of the future Hypo Real Estate Holding, each with a notional value of € 3.00 and carrying full dividend rights as of the financial year commencing 1 January 2003
PBI GmbH	PBI Beteiligungs GmbH, Munich
PBI Lux	Pfandbrief Bank International S.A., Luxembourg; a subsidiary of Hypo Real Estate Bank International
Profit Participation Certificates	The 2,000,000 bearer profit participation certificates of the future Hypo Real Estate Holding, each with a stated amount of DEM 100.00 (around € 51.13) and carrying dividend rights as of the financial year commencing 1 January 2003
Prospectus	This listing prospectus, which was approved by the listing board of the Frankfurt stock exchange on 19 September 2003
Rabobank	Coöperative Centrale Raiffeisen-Boerenleen Bank B.A., Amsterdam, the Netherlands
REC France	HVB Real Estate Capital France S.A. in Paris, France; a subsidiary of Hypo Real Estate Bank International
REC Iberia	HVB Real Estate Capital Iberia S.A. in Madrid, Spain; a subsidiary of Hypo Real Estate Bank International
REC Italia	HVB Real Estate Capital Italia S.p.A. in Milan, Italy; a subsidiary of Hypo Real Estate Bank International
REC UK	HVB Real Estate Capital Limited in London, the UK; a subsidiary of Hypo Real Estate Bank International

REC USA	Hypo Real Estate Capital Corporation in Delaware, USA; a subsidiary of Hypo Real Estate Bank International
RECs	Real Estate Capital companies, each subsidiaries of Hypo Real Estate Bank International. RECs currently exist in France, Italy, Spain, in the UK and in the USA
Risk shield	The obligation of HVB AG with regard to HRE Bank and (on a subordinated basis) WestHyp for settling certain credit risks of the credit portfolio of these two companies to an amount of up to € 590 million
StVergAbG	Gesetz zum Abbau von Steuervergünstigungen und Ausnahmeregelungen (Law designed to abolish tax privileges and exemptions)
UK	United Kingdom
UmwG	Umwandlungsgesetz (German Reorganization and Transformation Act)
USD	The Dollar of the United States of America
WestHyp	Westfälische Hypothekenbank Aktiengesellschaft, Dortmund, together with its subsidiaries, affiliated and associated companies; a subsidiary of HRE Bank which is to be merged with the latter
WpHG	Gesetz über den Wertpapierhandel (German Securities Trading Act)
WpÜG	Wertpapiererwerbs- und Übernahmegesetz (German Securities Acquisition and Take-Over Act)
WürttHyp	Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart, together with its subsidiaries, affiliated and associated companies; one of the three operating business units of the Hypo Real Estate Group

Arranger

A bank which puts together the syndicate as part of a syndication arrangement on behalf of the borrower and which is responsible for structuring and handling the transaction.

Asset-Backed Securities (ABS)

Instrument of "asset-backed securitization" developed in the USA in the mid-1980's, involving a process whereby loans on the books of a company are converted into securities.

Available-for-sale financial instruments

Investments which are not loans and advances extended by the enterprise, financial instruments held for trading purposes or held-to-maturity financial instruments. Available-for-sale financial instruments comprise mainly fixed-interest securities which cannot be, or which are not intended to be, held to maturity, as well as instruments of shareholders' equity which cannot be held to maturity because they do not have a final maturity.

Basle II

"Basle I" is the term used to describe the regulatory standards governing the capital backing required for banking business which were first set up in 1988. These regulations are currently being revised by the Basle committee. The new regulatory text which is currently in the preparatory and consultation phase will be known as "Basle II". The purpose of Basle II is to ensure that capital backing, which in the past has been of a relatively general nature, is to be focussed to a much greater extent on the bank's actual risk. For this purpose, capital backing of counterparty risks will in future focus particularly on the rating (external and internal) of the borrower. At the same time, security which the borrower has provided will be taken into consideration differently and in a more differentiated manner than has previously been the case. Operational risks in future will also have to be backed with capital by the banks.

BIS

The BIS (Bank for International Settlements) has its registered offices in Basle, and is the central bank of central banks. In particular, it is responsible for international bank supervision and for creating internationally applicable capital requirements for banks with international operations.

Coverage fund

Fund of assets used as security for mortgage bonds issued by the mortgage bank. There is a coverage fund for mortgage bonds and also a coverage fund for public sector bonds; these consist mainly of mortgage and public sector loans which are recorded in the mortgage register or the coverage register. The total amount of mortgage bonds in circulation must at all times be covered by mortgage loans and public sector loans of at least the same amount and with the same interest income. An independent trustee appointed by the state checks that the prescribed coverage always exists and also that the mortgage and public sector loans have been entered in the mortgage register or the coverage register.

Counterparty risk

Risk of partial or complete loss of a benefit which a certain business partner has contractually agreed to provide.

Credit Default Swap

If the underlying reference asset of a debtor is affected by a predefined event (insolvency, rating downgrading, etc.), the security grantor pays compensation to the secured party. The security grantor receives a premium from the secured party for taking on the credit risk, irrespective of the actual occurrence of the credit event.

Credit derivatives

Derivative financial instruments which enable one party involved in the transaction (the risk vendor or secured party) to transfer the credit risk of a receivable or securities to another party involved in the

transaction (the risk purchaser or security grantor) in return for the payment of a premium. The risk purchaser thus bears the credit risk of the receivable or security without actually having to purchase the receivable or securities (See credit default swap and credit linked note).

Credit Linked Note (CLN)

A bond issued by the secured party which is only repaid at par at maturity if a predefined credit event does not occur at the issuer of the underlying reference asset. However, if such a credit event occurs, the credit linked note is repaid after deduction of an agreed amount. Unlike the situation with credit default swaps, the security grantor makes his payment to the secured party in advance.

Credit rating

A measure of the default potential of a borrower or the creditworthiness of a bond issuer. The lower the credit rating, the greater is the probability of a loss arising from a loan transaction, and the interest which has to be paid by the issuer as a risk premium is correspondingly higher.

Deposit guarantee fund

Voluntary deposit guarantee system of the Bundesverband deutscher Banken e.V.; its purpose is to provide assistance in the event of member banks experiencing imminent or existing financial difficulties, and thus to protect customer deposits. The deposit guarantee fund is financed by contributions levied on the member banks. This deposit protection is subsidiary to the state prescribed deposit protection by Entschädigungseinrichtung deutscher Banken GmbH.

Derivatives

Financial instruments which are derived from primary investment instruments traded on the spot market (e.g. shares, bonds, foreign exchange), and which are primarily used for hedging purposes; their value is determined primarily by the price, price fluctuations and expectations of the underlying instruments; the best-known derivatives are swaps, options and futures.

Developers

Developers initiate and carry out real estate projects, usually large-scale commercial premises, and aim to sell the premises during the construction phase where possible.

Exposure

The positive market value of a transaction subject to a counterparty risk, or the extent to which it is expected that a credit line has been drawn down at the time of the possible default.

Fair value (partial)

IAS 39 specifies that financial instruments which are not held to maturity have to be assessed on the basis of "fair value". With this method, financial statements are stated in the balance sheet with their market value.

Financial covenants

Financial covenants are covenants or ancillary stipulations imposed particularly with regard to loan agreements. They govern obligations of conduct and stipulate legal consequences in the form of sanctions. Their aim is "rating-maintaining conduct" of the borrower. This refers to his solvency, his net worth and liability cover, the corporate structure, the identity of the borrower as well as maintenance of priority, including in an enforcement situation.

Hedging

The hedging of existing or future positions with regard to risks (e.g. price risks and interest rate risks). A counterposition is set up in relation to another position, balancing out the risk either entirely or partially.

Held-to-maturity financial instruments

Investments acquired from third parties which have a fixed maturity or fixed or definable payments and which are intended to be, and which are capable of being, held to maturity.

Interest subparticipation

Participation in the interest income generated by the reference portfolio. Used as investment incentive for tranches with increased risk of loss as part of securitization transactions.

International Accounting Standards (IAS)

IAS are published by the IASC (International Accounting Standards Committee), an international organization which has been set up by professional associations which deal with accountancy matters. The aim is to create transparent and comparable accounting on an international basis.

International Financial Reporting Interpretations Committee (IFRIC)

This institution was set up in 1997 under the name "Standing Interpretations Committee". Its name was changed to IFRIC in March 2002. The task of the IFRIC is to foster uniform and comparable application of the IFRS by providing a uniform interpretation for accounting rules which need to be interpreted.

International Financial Reporting Standards (IFRS)

The IFRS comprise the former International Accounting Standards (IAS) and interpretations of the Standing Interpretations Committee as well as the standards and interpretations which will be issued by the IASC in future.

Investor relations

The task of an investor relations team is to communicate with shareholders and financial analysts on matters related to the capital markets. The focus is on information regarding strategies, financial ratios and the key value drivers of a company.

Issue

An issue of securities; an issue is effected either directly (direct issue) or via the negotiation of credit institutions (indirect issue). The credit institution either sells the securities on behalf of the issuer and receives a commission, or takes on the securities for a fixed price and offers them to the public for a higher price (placing).

Jumbo mortgage bonds

Mortgage bonds with an issue volume in excess of €500 million; they are public sector bonds (for refinancing public sector loans) or mortgage bonds (for refinancing mortgage loans).

Market risk position

The market risk position in accordance with principle I comprises foreign currency, commodity and option risks as well as the risk positions of the trading book such as risks related to interest rates and shares as well as counterparty risks of the trading book.

Mark-to-market

Daily or ongoing valuation of all positions with their market value.

Mixed mortgage bank / mixed bank privilege / mixed bank status

A mixed mortgage bank or a mortgage bank with extended operations is a credit institution which is permitted to operate not only typical mortgage banking activities but also other banking activities. As a result of transitional regulations, mortgage banks which existed before the German Mortgage Bank Act came into force are not subject to the restrictions imposed by the German Mortgage Bank Act on transactions other than typical mortgage banking activities if they operated these activities in accordance with the stipulations of their articles of association up to 1 May 1898. In Germany, three mixed mortgage banks exist at present, and they are supervised by the BaFin.

Monte Carlo simulation

A mathematical process which carries out repeated calculations and uses random figures in order to obtain an approximate solution for a complicated problem. The Monte Carlo simulation, so-called as a result of its similarity to games of chance, is suitable for situations in which the probability of a certain event is known or can be calculated, although it is not possible for the complex effects of many other factors to be incorporated.

Mortgage-Backed Securities (MBS)

As part of an MBS transaction, a credit institution sells parts of its holdings of mortgage backed loans, or only the risks of such holdings, as part of a so-called true sale or synthetically, normally to a company which has been set up specially for this purpose (special-purpose vehicle), and the latter company in turn refinances the transaction by way of issuing securities, namely the MBS. Unlike the situation applicable for a true sale, the loans themselves are not sold in synthetic securitizations; instead, credit derivatives are issued in order to hedge the loan loss risks.

Mortgage bonds

Bonds issued by mortgage banks which are used for refinancing mortgage backed loans or public sector loans which have been extended.

Municipal lending

See Public sector lending.

Operational risk

Possibility of losses due to errored internal processes, human errors, technology failures or external events.

Option

An option provides the buyer with the right to buy or sell a defined quantity of a defined underlying instrument, (e.g. shares or currencies) from a contractual partner for a price determined at the point at which the transaction is entered into. The option is exercised either at a defined time (European option) or up to a defined time (American option); the buyer pays an option premium for this right.

Own resources

Own resources specified by bank supervisory law are regulated by the capital recommendation of the Basle bank supervisory committee of July 1988. They consist of liable capital and Tier-III funds. Liable capital consists of Tier-I capital (mainly subscribed capital and reserves) and Tier-II capital (in particular profit participation capital, subordinated liabilities, reserves as defined in sections 340 et seq. of the German Commercial Code and revaluation reserves in securities and real estate).

Portfolio

The totality of investments of a person or company; usually contains different assets (e.g. shares, fund units, fixed-income securities, real estate).

Public sector lending

Mortgage banking business comprising the extending of loans to central government, the federal states (*Länder*) (also referred to as municipal lending; the same applies to the terms public sector/municipal loans and public sector/municipal bonds) and local authorities as well as other public sector corporations and institutions and member states and institutions of the European Union (EU) and certain other states and public sector authorities.

Rating

Assessment of a financial instrument (issue rating) or of a debtor (issuer rating) published by independent rating agencies.

Real estate investment banking

Supports major real estate investments and transactions onto the market – by way of providing shareholders' equity and debt capital (structured finance) and also by way of providing services (real

estate, M&A, financial advisory) – also sells the generated real estate financing risks via syndication, direct placing or securitization on the capital markets and secondary credit market.

Reference asset (of a credit derivative)

As part of a credit derivative contract, represents the asset (e.g. credit or securities) whose credit risks are to be hedged.

Relationship banking

Regional wide-spread customer support and advice; focuses on small and mid-size enterprises (SMEs) as well as selected growth companies.

Risk assessment

Systematic identification and evaluation of major operational risks of the bank with the aim of establishing the risk profile of the relevant group entities.

Risk assets

In order to enable the counterparty risks of the investment book which result from the different ratings of the issuers and business partners to be presented for supervisory purposes, a risk weighting is given to balance sheet assets, off-balance-sheet transactions (e.g. guarantees and warranties for balance sheet assets) as well as futures transactions, swaps and options; these risk weightings depend on the rating category of the issuers and business partners. In principle I, these risk-weighted assets have to be 8% backed by liable capital (with regard to the risks in the trading book, see market risk position).

Risk control

Operational management of specific portfolios from the point of view of risk/return considerations.

Risk controlling

Ongoing risk measurement and monitoring including development of methods as well as corresponding risk analysis/reporting by a neutral independent entity.

Securitization

Process of obtaining funds by way of converting or backing receivables with securities (e.g. bonds). The aim is to ensure that these receivables can be traded via organized capital markets (e.g. a stock exchange). The provider of capital (creditor) and thus the party acquiring the securitized receivable assumes the risk of market price fluctuations of the securities and also assumes the risk of the loan loss; the borrower (debtor) has to provide public evidence of his creditworthiness by way of regular reporting and a good rating provided by a rating agency.

Spread

Positive/negative difference with regard to a certain reference interest rate.

Swap

Exchange of cash flows, in particular arrangement involving an exchange of fixed and variable interest obligations (interest swap) or an exchange of fixed interest liabilities in different currencies (currency swap).

Syndication

Lending or securities issue (bonds or shares) involving a syndicate.

Synthetic MBS transactions

Securitization of real estate risks; the receivables are retained in the balance sheet of the vendor of the risk; the risk is transferred in the form of credit derivatives or structured guarantees.

Value at risk-method

Method of risk quantification; measures the potential future losses which will not be exceeded during a defined period and with a given level of probability. The invoiced amount is referred to as value at risk.

Volatility

Defines the extent to which the underlying instrument, e.g. a share, fluctuates around its mean value, e.g. an index, for a defined period, and is considered to be a criterion used for assessing the risk of the underlying instrument. The higher the volatility of a financial instrument, the higher the associated risk; however, the opportunity of achieving larger profits is also higher.

BUSINESS DEVELOPMENTS AND PROSPECTS

Hypo Real Estate Holding AG will be founded when the spin-off is entered in the commercial register of HVB AG and when Hypo Real Estate Holding AG is entered in the commercial register, on or around 1 or 2 October 2003. The transaction stages within the new Hypo Real Estate Group necessary in accordance with the spin-off plan of 26 March 2003 have now been completed as a result of all equity participations being combined under DIA GmbH. The foundation audit was carried out by Ernst & Young; the application for entry in the commercial register of HVB AG as well as the application for entry in the commercial register of Hypo Real Estate Holding AG was submitted in August 2003.

In addition, loan portfolios with a volume of drawn credits of approx. € 8.2 billion (as of 30 June 2003) are to be transferred to Hypo Real Estate Bank International by way of physical and synthetic transfer processes. In accordance with a memorandum of understanding of 11/13 August 2003 signed by HVB AG, HVB Americas Inc. and Hypo Real Estate Bank International, it is planned that the existing US portfolio of HVB AG in the amount of approx. € 4.6 billion will be acquired by Hypo Real Estate Bank International. Branches of Hypo Real Estate Bank International have been set up in Italy, Luxembourg, Sweden and the UK; further branches are currently being set up in France, Germany, the Netherlands, Portugal and Spain. There are plans for a representative office to be set up in Japan at the beginning of 2004. In addition, a possible entry into the Chinese market is currently being considered.

The equity participations in PBI Lux and in the RECs in France, Italy, Spain and the UK have been transferred to Hypo Real Estate Bank International. DIA GmbH now owns a total of 93.77% of shares in WürttHyp. In accordance with a letter of intent of 22 July 2003, it is planned that FGH Bank will be sold to Rabobank after the spin-off becomes effective. After all shares in WestHyp had been acquired by DIA GmbH, they were transferred to HRE Bank by DIA GmbH in accordance with a purchase and assignment agreement of 28 July 2003. The merger of WestHyp with HRE Bank is to be entered in the corresponding commercial registers on 3 November 2003. After the squeeze-out at HRE Bank had been entered in the commercial register on 3 September 2003, the quotation of the HRE Bank shares was discontinued with effect as of 10 September 2003 and admission was subsequently revoked.

When the spin-off becomes effective, further means of restructuring in accordance with corporate law within the Hypo Real Estate Group are planned (see "The spin-off —Intended further steps").

In the opinion of the Company, the second half of the current financial year up to 31 August 2003 has so far been satisfactory for the Hypo Real Estate Group: Accordingly, new loan commitments at Hypo International (incl. PBI Lux) since 30 June 2003 have amounted to € 2.25 billion for real estate financing business and € 0.07 billion for public sector lending business; the corresponding figures at WürttHyp are € 0.03 billion for real estate financing business and € 0.30 billion for public sector lending business. At Hypo Germany practically no new business was taken on in view of the restructuring strategy. The loan portfolio for real estate financing of Hypo Germany has been reduced to € 41.1 billion since 30 June 2003. The overall aim of the Company is to reduce the loan portfolio (incl. public sector lendings) of Hypo Germany to approximately € 78 billion until the end of 2003. Since 30 June 2003, the current expenses and the restructuring expenses have developed as expected. From today's perspective, it is probable that, taking into account the risk shield and the restructuring expenses provided by HVB AG, Hypo Germany will close the financial year 2003 at a loss according to IFRS, while Hypo International and WürttHyp will presumably close significantly positive. For the Hypo Real Estate Group in total, the Company expects from today's perspective to generate a positive income after tax (according to IFRS).

The target Tier-I ratios (in accordance with BIS) are 8.5 % for Hypo International, 6.75 % for WürttHyp and 7.0 % for Hypo Germany.

Munich, September 2003 **Hypo Real Estate Holding AG i.Gr.**

On the basis of this Listing Prospectus the following are to be admitted

to trading on the Official Market of the Frankfurt Stock Exchange with simultaneous admission to the *sub-sector of the Official Market with additional obligations arising from admission* (Prime Standard)

130,433,775 no-par value ordinary bearer shares
(*Stückaktien*)

– German securities identification number: 802 770 –
– ISIN: DE 000 802 770 7 –
– Common code: 17329707 –

each with a notional value of € 3.00 and carrying full dividend rights as of the financial year commencing 1 January 2003

and the following are also to be admitted to

trading on the Official Market of the Frankfurt Stock Exchange (General Standard)

2,000,000 bearer profit participation certificates
(*Genussscheine*)

– German securities identification number: 802 773 –
– ISIN: DE 000 802 773 1 –
– Common code: 17329871 –

each with a face value of DEM 100.00 (approximately € 51.13) and carrying participation rights as of the financial year commencing 1 January 2003

resulting from the spin-off of the commercial real estate financing business of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, which has already been filed with the commercial register and which is expected to be entered in the commercial register on or about 1 or 2 October 2003, in accordance with the resolution of its ordinary shareholders' meeting of 14 May 2003 to Hypo Real Estate Holding AG, Munich, which will be newly founded as part of the spin-off (spin-off by way of founding a new company)

of the future

Hypo Real Estate Holding AG
Munich

Bayerische Hypo- und Vereinsbank Aktiengesellschaft
Munich